BMO Financial Group | 207th Annual Report

2024 ANNUAL REPORT
TO SHAREHOLDERS

BMO

Bank of Montreal brands the organization's member companies as BMO Financial Group. Note 27 of the consolidated financial statements lists the intercorporate relationships among Bank of Montreal and its significant subsidiaries.

Who We Are

Established in 1817, BMO Financial Group is the eighth largest bank in North America by assets, with total assets of $1.41 trillion. We are a highly diversified financial institution providing a broad range of personal and commercial banking, wealth management, global markets and investment banking products and services. We serve millions of customers across North America, and in select markets globally, through three integrated operating groups.

Personal and Commercial Banking

Provides financial products and services to customers across North America. Personal and Business Banking helps customers make real financial progress through an extensive network of branches, contact centres, digital banking platforms and automated teller machines. Commercial Banking offers valuable industry expertise, local presence and a comprehensive range of commercial products and services.

BMO Wealth Management

Serves a full range of clients, from individuals and families to business owners and institutions, offering a wide spectrum of wealth, asset management and insurance products and services aimed at helping clients make real financial progress through planning, growing, protecting and transitioning their wealth. Our asset management business is focused on making a positive impact and delivering innovative financial solutions and strategies for our clients.

BMO Capital Markets

Offers a comprehensive range of products and services to corporate, institutional and government clients. BMO Capital Markets has thousands of professionals around the world supporting the growth aspirations of our clients across the enterprise.

Our strategy

At BMO, we continue to build a high-performing, digitally enabled, future-ready bank with engaged employees and a winning culture. We are focused on helping our customers make real financial progress, and on financing our clients' growth and innovation, while also investing in our workforce.

Anchored by our Purpose – to **Boldly Grow the Good** *in business and life* – we are driven by our strategic priorities for growth and guided by our values as we build a foundation of trust with our colleagues, customers and communities.

BOLDLY GROW THE GOOD

IN BUSINESS AND LIFE

Our strategic priorities

Our group strategic priorities align with and support our enterprise-wide strategy, positioning us well to drive competitive performance.

World-class loyalty and growth, powered by One Client leadership, bringing the full suite of BMO's products, services and advice to our clients

Winning culture driven by alignment, empowerment and recognition

Digital First for speed, scale and the elimination of complexity

Be our clients' lead partner in the transition to a net zero world

Superior management of risk, capital and funding performance



Chair's Message

George A. Cope
Chair of the Board

Looking back on 2024, BMO delivered resilient operating performance in a year not without its challenges. Management delivered on its commitment to positive operating leverage in each of the last three quarters and for the full year, with improved efficiency, good revenue growth and sustained cost discipline. In anticipation of a slowing economic environment, management took early action to dynamically manage our businesses and closely manage expenses, while continuing to invest for the long term and support our customers. At the same time, credit performance deteriorated more than we anticipated, which management continues to carefully manage. Looking forward, we are confident in the bank's disciplined approach to risk management which has outperformed over the long term.

We are firmly committed to our business and growth strategies, and we recognize the strong contribution of the bank's employees, who worked throughout the year to **Boldly Grow the Good** *in business and life*.

We also start the new year with confidence that our long-term growth strategy is making considerable progress. The fundamentals underlying each line of business at BMO are positive – revenue growth, deposit growth, operating leverage, attracting new customers and growing relationships with existing customers – and, as our CEO Darryl White details in his message to you, the results show that our decisions to focus on delivering the whole of the bank in service of our clients and our focus on digital innovation have set us on the right path.

In the broader economy, interest rates in North America began to moderate over the last year, which was a welcome sign for Canadians and Americans. Yet, there is much uncertainty in the world and the coming year will require careful and deliberate management.

Your board is ready for the challenge.

There were three important changes in the makeup of your board of directors in 2024. Linda Huber stepped down from the board earlier this year and we thank her for her many contributions. Diane Cooper and Brian McManus were appointed as new independent directors. We will be asking you to confirm their appointment at our next Annual Meeting of Shareholders. Ms. Cooper was formerly President and CEO of GE Capital's Commercial Distribution business and an officer of GE Company, and she serves on the boards of BMO's U.S. subsidiaries, BMO Financial Corp. and BMO Bank N.A. Mr. McManus is the Executive Chair of Polycor Inc., a global leader in the natural stone industry. Prior to that, he served as Executive Chair and Chief Executive Officer of Uni-Select Inc. after many years as President and Chief Executive Officer of Stella-Jones Inc. Diane and Brian each bring significant skills and experience and will be valuable additions to your board.

Lastly, I would like to recognize and thank Chris Edwards, who will not be standing for re-election at our next Annual Meeting of Shareholders. Chris is our Governance and Nominating Committee chair, has been a steady and valued presence on the board for many years and will be greatly missed at our board. Chris will continue to serve on the boards of BMO's U.S. subsidiaries, BMO Financial Corp. and BMO Bank N.A.

On behalf of all the directors, we thank all our fellow shareholders for the trust you place in us. It is a privilege to serve as your representatives as BMO continues to Grow the Good and help our customers, colleagues, and the communities we serve make real financial progress.

George A. Cope



Chief Executive Officer's Message

Darryl White
Chief Executive Officer

For 207 years, BMO has provided our customers and communities with the financial strength, expert guidance and innovative tools to help them prosper and thrive. Now, serving our clients as North America's eighth largest bank with total assets of $1.41 trillion, Team BMO is focused on delivering for our clients with the full scope and strength of our products and services.

Throughout more than two centuries, we've helped generations of clients to prosper and supported the growth of businesses. 2024 was no different. Our ongoing strategic investments to expand and enhance the scale of BMO's North American operations are delivering value to more clients throughout more communities than ever before. This year's Annual Report illustrates the strength of those outcomes and our work to support our clients and deliver shareholder value.

Navigating the economic landscape

This year, the global economy continued to endure challenges, with restrictive interest rates, higher costs of living, persistent and growing geopolitical tensions and extreme weather once again impacting markets, communities, businesses and families. Through it all, BMO was there for our customers.

As we entered the latter half of the year, reasons for more optimism emerged. With monetary policy having done the work of moderating inflation in most major economies, many have achieved the desired "soft landing".

The U.S. economy has performed better than expected, led by a boom in tech spending, fiscal support and resilient consumer spending. In Canada – with borrowing costs continuing to weigh on individuals, families and businesses, and growth coming in relatively weaker – the Bank of

Canada took aggressive action, cutting rates early and consistently. Other central banks, including in the U.S. and Europe, are beginning to follow suit.

The strength of BMO's North American platform

BMO's resilient operating performance through 2024 underscored the strength of our North American platform. Aided by strong expense management, we drove good pre-provision pre-tax earnings performance for the year, with growth across all operating groups. We completed the integration of Bank of the West and accelerated our momentum in these new markets. We met our commitment to positive operating leverage in each of the last three quarters and for the full year.

Delivering superior risk management is one of our five strategic priorities, and a point of pride for our bank. We're in the business of helping our clients make progress, and this year a combination of environmental headwinds and specific client outcomes led to elevated provisions for credit losses. While we have a long track record of strong credit performance, our 2024 outcomes in this area did not meet our expectations. We expect provisions for credit losses to moderate through 2025, with some variability quarter to quarter, as the business environment improves.

Our conviction in our growth capacity is bolstered by our capital base, as measured by our CET1 Ratio. This ratio, which compares the bank's capital against its risk-weighted assets, increased meaningfully by 110 basis points from last year to 13.6%, providing a sturdy foundation for the more constructive business growth we anticipate in 2025, creating ample capacity to support our clients and return excess capital to our shareholders. Our liquidity is also strong, and we saw customer deposits grow significantly by $61 billion, or 9%, signs of a very healthy franchise. We continue to maintain the longest dividend payout record of any company in Canada at 196 years – a record we're fiercely proud of.

Purpose, strategy and performance

BMO entered into fiscal 2025 with a clear agenda and momentum. Our bank is designed to deliver sustained performance in any environment, and the teams executing it do so with a strong sense of Purpose, every day.

This Purpose is core to who we are. We're committed to **Boldly Grow the good *in business and life*** as we drive progress for a thriving economy, a sustainable future, and an inclusive society.

That means helping businesses grow, helping customers buy homes and strengthening the communities we serve – all while driving innovation to make those outcomes easier. It means ensuring our customers, employees and communities have opportunities to make it all happen.

As we drive this progress, members of Team BMO remain focused on achieving profitable growth through disciplined execution of our strategic priorities, which include growing client loyalty, accelerating our Digital First strategy and delivering on our climate ambition to be our clients' lead partner in the transition to a net zero world. And we're doing it while growing our businesses, closely managing credit, and elevating our focus on rebuilding our return on equity (ROE).

Strong financial performance is integral to our Purpose. We know that the stronger we perform as a team, the greater the good we can grow for our clients, our colleagues and the communities we serve. After our most recent U.S. expansion, that includes delivering more BMO to more customers than ever before.

The evolution of BMO U.S.

The performance of our U.S. business is an essential part of our strategy and our growth ambition – it's at the core of who we are.

This year, we celebrated the 40th anniversary of BMO's acquisition of Harris Bank, which set the 20th century foundation for our growth into a nationally significant U.S. bank. Our recent market entry to the U.S. West and

notably California, with the acquisition of Bank of the West, represented the natural next step in our North American growth strategy.

From humble roots in New York City in 1818, today BMO U.S. has evolved into a Top 10 U.S. bank offering diversified banking solutions in three of the top five U.S. banking markets, and digital retail banking and payments platforms that extend nationally. Our U.S. operations stand at more than US$420 billion in assets, and we continue to grow alongside our customers, every day.

While this represents an impressive story of growth, ambition and achievement, what's most exciting is the potential of our U.S. franchise as we continue the next phase of our evolution. We have grown in scale and now it's time to focus on winning in key areas – bringing all of our capabilities to best serve our clients in strategic and profitable growth markets.

Canada and the U.S. have established one of the world's most successful trading relationships, providing a competitive edge to businesses on both sides of the border. This North American advantage helps lower prices, supports jobs and creates better opportunities for businesses to scale and enhance productivity – and BMO will do our part to reinforce, promote and defend this partnership, while ensuring our clients can maximize their opportunity in both countries and realize its full benefit.

Driving innovation through digital

Named by *Fast Company* as one of the World's Most Innovative Companies in 2024, which evaluates businesses across 58 industries in every region of the world, BMO is delivering valuable digital experiences that help our clients make real financial progress in every one of our businesses.

As a digitally enabled, future-ready bank, we were ranked as one of the top 10 banks in the world in the Innovation pillar of the Evident AI Index, an independent benchmark for AI maturity in financial services, and we were recently recognized by *The Digital Banker* with five Global Retail Banking Innovation Awards for leadership in digital innovation, customer experience and delivery excellence. This includes for BMO Customer Feedback Assist, our large language model (LLM) powered tool that helps employees address customer feedback and improve customer satisfaction.

Our team also won a Red Dot Design Concept award for our re-imagined business banking experience – a first for any bank in Canada and the U.S. in this category.

At BMO, we believe that the prosperity of our customers, colleagues and the communities we serve is integral to who we are and what we do. When they succeed, we succeed.

And BMO was ranked #1 in satisfaction with the Wealth Management Digital Experience among Full-Service Investors in the J.D. Power[1] 2024 Canada Wealth Management Digital Experience Study.

Data is at the core of our Digital First advantage, securely increasing personalization and providing more powerful insights for customers and our partners. Our cloud evolution is the key enabler, fuelling a modernized engine that accelerates innovation and delivers high value.

To support these leading innovations, BMO understands and embraces the opportunity to harness emerging technologies, including new applications of artificial intelligence and quantum computing, to optimize and enhance the value we bring to our clients and partners – doing so with the support of our unwavering culture of governance, ethics and responsible use of data and technology.

Leading with ethics

Underpinning our drive to innovate is our commitment to doing what's right. We consistently lead by example, ensuring that our teams understand that as we compete to win, the way we achieve our goals is just as important as the outcome.

Recognition of leading ethical business practices is hard-won. It's earned by a commitment to operating with transparency, good governance and integrity. I'm proud that, for seven years running, BMO has been recognized as one of the World's Most Ethical Companies by Ethisphere, a global leader in defining and advancing the standards of ethical business practices. This year, BMO was again the only bank in Canada – and one of only four worldwide – to be honoured.

We encourage our employees to speak up when something doesn't seem right. BMO's *Code of Conduct* underpins

our actions, and every member of Team BMO is expected to read it, to understand it, and to follow it. Our team members are encouraged to ask questions if they're unsure and, in making the right decision, to know they can count on the unwavering support of the entire organization.

That support also extends to helping employees build their skills. BMO is committed to the learning and skill development of our team, and we've made significant investments in award-winning learning programs, providing employees with unique career-building experiences that help them grow and develop, both personally and professionally.

Employee engagement and our winning culture are critical enablers to sustained business performance and advancing our Purpose, and we're proud to have been recognized as one of the Most Admired Corporate Cultures in Canada by Waterstone Human Capital this year.

Thank you to all our employees for their commitment to our customers and for always looking for ways to perform at the highest level.

Looking ahead

As we look ahead to 2025, I'm confident in our team's ability to deliver. At BMO, we believe that the prosperity of our customers, colleagues and the communities we serve is integral to who we are and what we do. When they succeed, we succeed.

We will continue to be inspired by our clients, helping them make the progress that enables our economy and society to thrive. With BMO's strength and stability, we're well positioned to execute with purpose, pace and discipline in the year ahead.

To all of our partners, thank you for putting your trust in BMO. I can't wait to see what we can do together in 2025 – and beyond.



Darryl White

[1] For more information, refer to www.jdpower.com/business.

Financial Performance

Medium-term objectives[1]

Medium-term objectives[1]	2024 financial performance		3-year[3] financial performance	
	Reported	Adjusted[2]	Reported	Adjusted[2]
EPS growth of **7%** to **10%**	65.1%	(18.0)%	(6.3)%	(9.3)%
ROE of **15%** or more	9.7%	9.8%	12.9%	12.5%
ROTCE of **18%** or more	13.5%	13.1%	15.7%	15.3%
Operating leverage[2] of **2%** or more	19.8%	1.6%	0.4%	(1.3)%
Capital ratios that exceed regulatory requirements	13.6% CET1 Ratio[4]		na	

Earnings Per Share Growth (%)
- Reported
- Adjusted[2]



Return on Equity (%)
- Reported
- Adjusted[2]



Net Income (C$ billions)
- Reported
- Adjusted[2]



Total Shareholder Return[5] (%)
- BMO
- S&P/TSX Composite Index



[1] We have established medium-term financial objectives for certain important performance measures. Medium-term is generally defined as three to five years, and performance is measured on an adjusted basis.

[2] Prior to November 1, 2022, we presented adjusted revenue on a basis net of insurance claims, commissions and changes in policy benefit liabilities (CCPB) and operating leverage was calculated based on revenue, net of CCPB. Beginning fiscal 2023, we no longer report CCPB, given the adoption and retrospective application of IFRS 17, *Insurance Contracts* (IFRS 17). Revenue, net of CCPB, was $34,393 million in fiscal 2022 and $25,787 million in fiscal 2021. Measures and ratios presented on a basis net of CCPB are non-GAAP amounts. For further information, see the Non-GAAP and Other Financial Measures section of Management's Discussion and Analysis (MD&A). Regarding the composition of non-GAAP and other financial measures, including supplementary financial measures, refer to the Glossary of Financial Terms in the MD&A.

[3] The 3-year EPS growth rate and operating leverage, net of CCPB, reflect compound annual growth rates (CAGR).

[4] The CET1 Ratio is disclosed in accordance with OSFI's Capital Adequacy Requirements (CAR) Guideline.

[5] As of October 31, 2024.

[6] Percentages determined excluding results in Corporate Services.

Certain comparative figures have been reclassified to conform with the current year's presentation.

Net Income by Geography



Reported   Adjusted[2]

- ● Canada/Other   61%   61%
- ● U.S.   39%   39%

Reported Net Income by Operating Group[6]



- ● Canadian P&C   43%
- ● U.S. P&C   23%
- ● BMO WM   15%
- ● BMO CM   19%

1817
serving customers for 207 years and counting

8th largest
bank in North America by assets

$1.41 trillion
in total assets

A 196-year dividend record

BMO Financial Group has the longest-running dividend payout record of any company in Canada, at 196 years. BMO common shares had an annual dividend yield of 4.8% at October 31, 2024.

Compound annual growth rate

5.4%
BMO 15-year

8.6%
BMO 5-year



REAL FINANCIAL PROGRESS

Powering the economy

At BMO, we're committed to making progress in everything we do. The success of our bank is directly linked to the long-term prosperity of our customers and communities, and to sustained economic growth. We offer specialized products and accessible services to individuals, families, entrepreneurs, small businesses, large corporations and governments – all with the aim of helping economies thrive.

BMO provides access to capital and valuable financial expertise – investing in businesses, supporting homeownership and strengthening the communities we serve, while driving innovation that makes banking easier. We're enabling real financial progress for customers and clients through One Client leadership, which means delivering best-in-class, holistic experiences and bringing the power of our whole bank to each and every client – because when they succeed, we all succeed.

World Finance magazine recognized BMO with five awards in 2024:

Best Commercial Bank in Canada

for the 10th consecutive year

Best Commercial Bank in U.S.

for the 2nd consecutive year

Best Retail Bank in Canada

for the 3rd consecutive year

Best Private Bank in Canada

for the 14th consecutive year

Best Private Bank in U.S.

for the 2nd consecutive year



Recognized as

Best Metals & Mining Investment Bank of the Year

by *Global Finance* magazine for the 15th consecutive year.

In the first 18 months, we

delivered $12.9 billion of our more than US$40 billion BMO EMpower 2.0 five-year commitment

to help underserved communities, businesses and families in the U.S. make real financial progress – providing access to jobs and entrepreneurship, homeownership and building generational wealth.

BMO has been the

Official Bank of the Canadian Defence Community

since 2008, and we are committed to understanding and supporting the unique needs of Veterans and military families. The bank was also named a VETS Indexes 4-Star Employer for 2024 in the U.S. for our strong recruitment partnerships with National Able Network, RecruitMilitary, Hire Our Heroes, Wounded Warriors, Hire Heroes USA and Army PaYS, along with the employee-led efforts of the BMO Veterans Advisory Council to support Reservists, Veterans and military families.

With

$683 billion of loans

outstanding, BMO provides financing to a wide variety of customers, clients, sectors and industries. Whether it's buying a home or expanding a multinational business, we're helping customers make real financial progress as they work to achieve their goals.

Maintained a

leadership position in exchange-traded funds

net flows, with six new ETFs launched – including the BMO Gold Bullion ETF, making the precious metals market accessible to more clients.

BMO purchased over $8.05 billion of goods and services

from suppliers and vendors in Canada and the United States, as customers ourselves of many small and medium-sized businesses and other corporations.

BMO became the

1st bank in Canada and the U.S. to be honoured with Red Dot's Design Concept award

– one of the most sought-after recognitions for exceptional design – in the Interaction, UI and User Experience Design Concept category. Guided by direct feedback from clients, BMO reimagined the business banking experience, creating a simpler, more intuitive digital user interface that helps clients get more done in less time so they can focus on what's important: growing their business.

J.D. Power 2024 Canada Wealth Management Digital Experience Study

BMO was ranked #1 in Satisfaction with the Wealth Management Digital Experience among Full-Service Investors in the J.D. Power 2024 Canada Wealth Management Digital Experience Study.

Recognized with

Digital customer experience awards

from *The Digital Banker* for our leadership in digital innovation and helping customers make financial progress.

Recognized on

Fast Company's list of the World's Most Innovative Companies of 2024

– the only Canadian and U.S. bank out of more than 600 winning organizations.

PROGRESS IN INNOVATION

Stronger insights and agile decision-making

BMO's Digital First strategy is focused on delivering speed and scale to enable progress for our customers, unlock the power of our people, and harness the potential of emerging technologies like artificial intelligence (AI) and quantum computing – all to drive leading loyalty, growth and efficiency.

We're leading the way as a digitally enabled, future-ready bank with innovative products and services – like our BMO Cash Track Insight, which was built in-house and uses AI and machine learning models to help customers improve their financial well-being. This free feature within our mobile banking app offers customers a personalized picture of their day-to-day spending as well as real-time insights.

We deliver award-winning applications like the BMO Digital Workbench, which provides real-time analytics and reporting to multiple businesses within the bank, facilitating insightful customer conversations and transforming pricing and product mix strategies.

BMO invests in sponsorships and partnerships and provides thought leadership to organizations and tech accelerators across North America, including the Vector Institute, Creative Destruction Lab and NEXT AI.

We're proud to be consistently recognized for our leadership and achievements. It's a testament to our employees, our innovative culture, and our ongoing commitment to creating excellent digital experiences for our customers, colleagues and communities.



PROGRESS FOR STRONGER COMMUNITIES

Our commitment to helping build an inclusive society

In addition to helping individuals, families and businesses make real financial progress, BMO is also committed to strengthening the communities where we live and work. Our Zero Barriers to Inclusion 2025 strategy focuses on providing access to opportunities and enabling the growth of our colleagues, customers and communities. Our Climate Ambition is to be our clients' lead partner in the transition to a net zero world and to support them in their transition with specialized financial products, services and advice. And we partner with community organizations to promote inclusive local economic opportunities across our footprint.

BMO proudly supports our employees' volunteer activities and donations. And that support is reflected in our award-winning Employee Giving Campaign – a testament to the culture of giving we've created.

Named one of the

World's Most Ethical Companies for the 7th consecutive year

by Ethisphere, a global leader in defining and advancing the standards of ethical business practices. This year, BMO was again the only bank in Canada – and one of only four worldwide – to be honoured.

Our industry-leading annual

Employee Giving Campaign raised $31 million

for charities across Canada and the U.S., with 88% of employees participating. Of this, over $13 million was directed to our strategic partner, the United Way, for their work strengthening the resilience of communities and the agencies that support them. Because we know that when communities thrive, economies thrive.

Marked the

20th anniversary of BMO's Equity Through Education Program.

Every year, BMO donates one day's institutional equity, BMO InvestorLine equity and ETF trading commissions to charitable organizations that provide students with educational opportunities they might not otherwise have. The program has raised over $33 million to date, empowering close to 5,500 students to unlock their potential through scholarships, bursaries, mentoring and development opportunities.

Board of Directors

George A. Cope, C.M.
Corporate Director
Board Chair
Committees:
Governance and Nominating,
Human Resources
Director since: 2006

Janice M. Babiak, CPA (US),
CA (UK), CISM, CISA
Corporate Director
Committees:
Audit and Conduct Review (Chair),
Governance and Nominating
Director since: 2012

Craig W. Broderick
Corporate Director
Committees:
Audit and Conduct Review,
Governance and Nominating,
Risk Review (Chair)
Director since: 2018

Hazel Claxton
Corporate Director
Committees:
Audit and Conduct Review
Director since: 2023

Diane Cooper
Corporate Director
Committees:
Audit and Conduct Review[1], Risk Review[1]
Director since: 2024

Stephen Dent
Managing Director
and Co-Founder,
Birch Hill Equity Partners
Committees:
Risk Review
Director since: 2021

Christine A. Edwards
Corporate Director
Committees:
Governance and Nominating (Chair),
Human Resources
Director since: 2010

Dr. Martin S. Eichenbaum
Charles Moskos
Professor of Economics,
Northwestern University
Committees:
Audit and Conduct Review,
Risk Review
Director since: 2015

David Harquail
Chair of the Board,
Franco-Nevada Corporation
Committees:
Human Resources,
Risk Review
Director since: 2018

Eric R. La Flèche
President and
Chief Executive Officer,
Metro Inc.
Committees:
Human Resources
Director since: 2012

Brian McManus
Executive Chair, Polycor Inc.
Committees:
Risk Review
Director since: 2024

Lorraine Mitchelmore
Corporate Director
Committees:
Governance and Nominating,
Human Resources (Chair),
Risk Review
Director since: 2015

Madhu Ranganathan
Executive Vice-President
and Chief Financial Officer,
OpenText Corporation
Committees:
Audit and Conduct Review
Director since: 2021

Darryl White
Chief Executive Officer,
BMO Financial Group
Director since: 2017

Executive Committee

Darryl White
Chief Executive Officer

Piyush Agrawal
Chief Risk Officer

Darrel Hackett
U.S. Chief Executive Officer

Sharon Haward-Laird
General Counsel

Nadim Hirji
Group Head,
BMO Commercial Bank,
North America
and Co-Head, Personal and
Commercial Banking

Ernie (Erminia) Johannson
Group Head,
North American Personal &
Business Banking
and Co-Head, Personal and
Commercial Banking

Deland Kamanga
Group Head,
BMO Wealth Management

Mona Malone
Chief Human Resources Officer
and Head, People, Culture and Brand

Alan Tannenbaum
Chief Executive Officer and
Group Head,
BMO Capital Markets

Steve Tennyson
Chief Technology
and Operations Officer

Tayfun Tuzun
Chief Financial Officer

[1] Effective December 6, 2024

Enhanced Disclosure Task Force

The Enhanced Disclosure Task Force (EDTF) was established by the Financial Stability Board to provide guidance and recommendations for best practice risk disclosures for banks. We have adopted these recommendations at BMO in order to prepare and deliver high-quality, transparent risk disclosures. The index below details these recommendations and references the presentation of the disclosures in our 2024 Annual Report, Supplementary Financial Information (SFI) and Supplementary Regulatory Capital Information (SRCI). Information on BMO's website, including information within the SFI or SRCI, is not, and should not be considered to be, incorporated by reference into this 2024 Annual Report.

Topic	EDTF Disclosure	Page number		
		Annual Report	**SFI**	**SRCI**
General	1. Risk-related information in each report, including an index for easy navigation	68-109	Index	Index
	2. Risk terminology, measures and key parameters	72-109,117-119		
	3. Top and emerging risks	68-70		
	4. Plans to meet new key regulatory ratios once applicable rules are finalized	62		
Risk Governance, Risk Management and Business Model	5. Risk management and governance framework, processes and key functions	72-76		
	6. Risk culture, risk appetite and procedures to support the culture	76		
	7. Risks that arise from business models and activities	74-75		
	8. Stress testing within the risk governance and capital frameworks	76		
Capital Adequacy and Risk-Weighted Assets (RWA)	9. Pillar 1 capital requirements	60-63		5-6,15
	10. Composition of capital components and reconciliation of the accounting balance sheet to the regulatory balance sheet. A main features template can be found at: Regulatory Disclosure	63-64		5-7,17-18
	11. Flow statement of movements in regulatory capital, including changes in Common Equity Tier 1 Capital, Additional Tier 1 Capital and Tier 2 Capital			8
	12. Capital management and strategic planning	59,65-66		
	13. Risk-weighted assets (RWA) by operating group	64		16
	14. Analysis of capital requirements for each method used in calculating RWA	63-64,77-80		16,23-50, 56-68,87-92
	15. Tabulate credit risk in the banking book for Basel asset classes and major portfolios			23-50,52-68, 90-92
	16. Flow statement that reconciles movements in RWA by credit risk and market risk			51,84
	17. Basel validation and back-testing process, including estimated and actual loss parameter information	103-104		93-95
Liquidity	18. Management of liquidity needs and liquidity reserve held to meet those needs	91-97		
Funding	19. Encumbered and unencumbered assets disclosed by balance sheet category	93	44	
	20. Consolidated total assets, liabilities and off-balance sheet commitments by remaining contractual maturity	98-99		
	21. Analysis of funding sources and funding strategy	94-95		
Market Risk	22. Linkage of trading and non-trading market risk to the consolidated balance sheet	89		
	23. Significant trading and non-trading market risk factors	85-89		
	24. Market risk model assumptions, validation procedures and back-testing	85-89,104		
	25. Primary techniques for risk measurement and risk assessment, including risk of loss	85-89		
Credit Risk	26. Analysis of credit risk profile, exposures and concentration	77-84, 148-155	24-41	16-82
	27. Policies to identify impaired loans and renegotiated loans	148-150,155		
	28. Reconciliation of opening and closing balances of impaired loans and allowance for credit losses	83,151		
	29. Counterparty credit risk arising from derivative transactions	77-78,84,167-168		56-74
	30. Credit risk mitigation	77-78,150,159, 200-201		22,52-53,69
Other Risks	31. Discussion of other risks	72-74,100-109		
	32. Publicly known risk events involving material or potentially material loss events	100-109		

MD&A

Management's Discussion and Analysis

BMO's Chief Executive Officer and Chief Financial Officer have signed a statement outlining management's responsibility for financial information in the audited annual consolidated financial statements and Management's Discussion and Analysis (MD&A). The statement also explains the roles of the Audit and Conduct Review Committee and Board of Directors in respect of that financial information.

The MD&A comments on our operations and financial condition for the years ended October 31, 2024 and 2023. The MD&A should be read in conjunction with the audited annual consolidated financial statements for the year ended October 31, 2024. The MD&A commentary is as at December 4, 2024. Unless otherwise indicated, all amounts are stated in Canadian dollars and have been derived from audited annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. We also comply with interpretations of IFRS by our regulator, the Office of the Superintendent of Financial Institutions (OSFI). References to generally accepted accounting principles (GAAP) mean IFRS.

Regulatory Filings

BMO's continuous disclosure materials, including our interim consolidated financial statements and interim MD&A, audited annual consolidated financial statements and annual MD&A, Annual Information Form and Notice of Annual Meeting of Shareholders and Management Proxy Circular, are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators' website at www.sedarplus.ca and on the EDGAR section of the U.S. Securities and Exchange Commission's (SEC) website at www.sec.gov. BMO's Chief Executive Officer and Chief Financial Officer certify the appropriateness and fairness of BMO's annual and interim consolidated financial statements, annual MD&A and Annual Information Form, the effectiveness of BMO's disclosure controls and procedures and the effectiveness of, and any material weaknesses relating to, BMO's internal control over financial reporting. Information contained in, or otherwise accessible through, our website (www.bmo.com) or any third-party websites mentioned herein, does not form part of this document.

Caution

The About BMO, Financial Objectives and Value Measures, Economic Developments and Outlook, Provision for Income Taxes and Other Taxes, 2025 Areas of Focus, Business Environment and Outlook, Enterprise-Wide Capital Management, Off-Balance Sheet Arrangements, Enterprise-Wide Risk Management, Future Changes in Accounting Policies and Other Regulatory Developments sections contain certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Refer to the Caution Regarding Forward-Looking Statements section for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in such sections.

MD&A

Factors That May Affect Future Results

As noted in the following Caution Regarding Forward-Looking Statements section, all forward-looking statements and information, by their nature, are subject to inherent risks and uncertainties, both general and specific, which may cause actual results to differ materially from the expectations expressed in any forward-looking statement. The Enterprise-Wide Risk Management section describes a number of risks, including credit and counterparty, market, insurance, liquidity and funding, operational non-financial, legal and regulatory, strategic, environmental and social, and reputation risk. Should our risk management framework prove ineffective, there could be a material impact on our financial position and results.

Caution Regarding Forward-Looking Statements

Bank of Montreal's public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the "safe harbor" provisions of, and are intended to be forward-looking statements under, the United States *Private Securities Litigation Reform Act of 1995* and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to, statements with respect to our objectives and priorities for fiscal 2025 and beyond, our strategies or future actions, our targets and commitments (including with respect to net zero emissions), expectations for our financial condition, capital position, the regulatory environment in which we operate, the results of, or outlook for, our operations or the Canadian, U.S. and international economies, and include statements made by our management. Forward-looking statements are typically identified by words such as "will", "would", "should", "believe", "expect", "anticipate", "project", "intend", "estimate", "plan", "goal", "commit", "target", "may", "might", "schedule", "forecast", "outlook", "timeline", "suggest", "seek" and "could" or negative or grammatical variations thereof.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: general economic and market conditions in the countries in which we operate, including labour challenges and changes in foreign exchange and interest rates; changes to our credit ratings; cyber and information security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; technology resilience, innovation and competition; failure of third parties to comply with their obligations to us; political conditions, including changes relating to, or affecting, economic or trade matters; disruption of global supply chains; environmental and social risk, including climate change; the Canadian housing market and consumer leverage; inflationary pressures; changes in laws, including tax legislation and interpretation, or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs and capital requirements; changes in monetary, fiscal or economic policy; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which we operate; exposure to, and the resolution of, significant litigation or regulatory matters, the appeal of favourable outcomes and our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans, complete proposed acquisitions or dispositions and integrate acquisitions, including obtaining regulatory approvals, and realize any anticipated benefits from such plans and transactions; critical accounting estimates and judgments, and the effects of changes in accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; global capital markets activities; the emergence or continuation of widespread health emergencies or pandemics, and their impact on local, national or international economies, as well as their heightening of certain risks that may affect our future results; the possible effects on our business of war or terrorist activities; natural disasters, such as earthquakes and flooding, and disruptions to public infrastructure, such as transportation, communications, power or water supply; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational non-financial, legal and regulatory, strategic, environmental and social, and reputation risk in the Enterprise-Wide Risk Management section, as updated by quarterly reports, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document include those set out in the Economic Developments and Outlook section, and the Allowance for Credit Losses section, as updated by quarterly reports. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy.

About BMO

Established in 1817, BMO Financial Group (BMO, Bank of Montreal, the bank, we, our, us) is the eighth largest bank in North America by assets, with total assets of $1.41 trillion. We are a highly diversified financial institution providing a broad range of personal and commercial banking, wealth management, global markets and investment banking products and services. We serve thirteen million customers across North America, and in select markets globally, through three integrated operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

At BMO, we continue to build a high-performing, digitally-enabled, future-ready bank with engaged employees and a winning culture. We are focused on helping our customers make real financial progress, and on financing our clients' growth and innovation, while also investing in our workforce. Anchored by our Purpose, we are driven by our strategic priorities for growth, strengthened by our approach to sustainability and guided by our values as we build a foundation of trust with our colleagues, customers and communities.

Our Purpose: Boldly Grow the Good *in business and life*

BMO has a deep sense of purpose – to be a champion of progress and a catalyst for change. We are leveraging our position as a leading financial services provider in order to create opportunities for our colleagues, customers and communities to make positive, sustainable change – because we believe that success can and must be mutual.

- **Thriving economy** – Providing access to capital and valuable financial advice – investing in businesses, supporting home ownership and strengthening the communities we serve, while driving innovation that makes banking easier.

- **Sustainable future** – Being our clients' lead partner in the transition to a net zero world, as well as delivering on our commitment to sustainable financing and responsible investing.

- **Inclusive society** – Committing to zero barriers to inclusion through investments, financial products and services, and partnerships that remove systemic barriers for under-represented customers, employees and communities – and drive inclusion and equitable growth for everyone.

Our Strategic Priorities

We aim to achieve our financial objectives by aligning our operations with, and executing on, our strategic priorities. Our group strategic priorities align with and support our enterprise-wide strategy, positioning us well to achieve competitive performance.

- **World-class** loyalty and growth, powered by One Client leadership, bringing the full suite of BMO's products, services and advice to our clients.

- **Winning culture** driven by alignment, empowerment and recognition.

- **Digital First** for speed, scale and the elimination of complexity.

- **Be our clients' lead partner** in the transition to a net zero world.

- **Superior management** of **risk**, **capital** and **funding** performance.

The operating group strategies are outlined in the 2024 Operating Groups Performance Review.

Our Approach to Sustainability

Our commitment to sustainability is embedded in our strategy and is fundamental to our Purpose. We identify the most significant effects of our business operations, products and services on interested parties and the communities in which we operate. We take steps to manage our business in a manner that is consistent with our sustainability objectives, considering our impact on communities, society and interested parties. We apply a variety of sustainability practices and benchmarks to capture opportunities and manage risks in key areas, including sustainable finance, climate change, human rights, diversity, equity and inclusion.

Our Values

Four core values shape our culture and underpin our choices and actions:

- **Integrity**

- **Diversity**

- **Responsibility**

- **Empathy**

Caution
This About BMO section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Financial Objectives and Value Measures

Results and measures in this section are presented on a reported and an adjusted basis, and management considers both of these to be useful in assessing our performance. We believe that the non-GAAP measures and ratios presented here, read together with our GAAP results, provide readers with a better understanding of how management assesses results and are a reflection of ongoing business performance.

Adjusted results and measures in this section, including earnings per share (EPS), EPS growth, return on equity (ROE), return on tangible common equity (ROTCE), net income, revenue, non-interest expense, efficiency ratio and operating leverage, are non-GAAP amounts, measures and ratios, and are discussed in the Non-GAAP and Other Financial Measures section.

Information regarding the composition of each of these measures is provided in the Glossary of Financial Terms.

Financial Objectives

BMO has established medium-term financial objectives for certain important performance measures, which are set out below. Medium-term is generally defined as three to five years, and performance is assessed on an adjusted basis. These objectives serve as guideposts and assume a normal business environment and credit cycle. We aim to deliver top-tier total shareholder return and achieve our financial objectives by aligning our operations with, and executing on, our strategic priorities.

Our business planning process is rigorous, sets ambitious goals and considers factors such as the prevailing economic environment, our risk appetite, customers' evolving needs and opportunities available across our operating groups. It includes clear and direct accountability for annual performance that is measured against both internal and external benchmarks and progress toward our strategic priorities. We seek a balance between current profitability and investing to create sustainable growth. Our ability to achieve these objectives may be affected by changes in the economic, business or regulatory environment or extraordinary developments.

BMO's results in fiscal 2024 were impacted by higher provisions for credit losses, in part due to a prolonged period of high interest rates, which also contributed to a more challenging U.S. banking market. Higher credit provisions more than offset our strong expense management. As a result, BMO did not achieve several of its medium-term financial objectives on an adjusted basis. Although an ROE of 15% will be challenging to meet in the near term, in an environment where credit losses decline from elevated levels, we believe it to be an appropriate medium-term financial objective as we execute our strategic plan to enhance the efficiency and profitability of our business. BMO has delivered positive operating leverage in four of the last five years. Our financial objectives and our performance against these objectives are outlined in the table below and described in the sections that follow.

Table 1

As at and for the periods ended October 31, 2024	Financial objectives (adjusted)	Reported basis			Adjusted basis (1)		
		1-year	3-year (2) (3)	5-year (2) (3)	1-year	3-year (2) (3)	5-year (2) (3)
Earnings per share growth (%)	7-10%	65.1	(6.3)	1.9	(18.0)	(9.3)	0.5
Average return on equity (%)	15% or more	9.7	12.9	12.7	9.8	12.5	12.9
Average return on tangible common equity (%)	18% or more	13.5	15.7	15.2	13.1	15.3	15.4
Operating leverage (%) (2)	2% or more	19.8	0.4	1.7	1.6	(1.3)	1.0
Common Equity Tier 1 Ratio (%)	Exceed regulatory requirement	13.6	na	na	na	na	na
Total shareholder return (%)	Top-tier	27.4	2.6	10.2	na	na	na

(1) Adjusted results and measures are non-GAAP amounts and measures and are discussed in the Non-GAAP and Other Financial Measures section.
(2) Prior to November 1, 2022, we presented adjusted revenue on a basis net of insurance claims, commissions and changes in policy benefit liabilities (CCPB) and operating leverage was calculated based on revenue, net of CCPB. Beginning fiscal 2023, we no longer report CCPB, given the adoption and retrospective application of IFRS 17, *Insurance Contracts* (IFRS 17). Revenue, net of CCPB, was $34,393 million in fiscal 2022 and $25,787 million in fiscal 2021. Measures and ratios presented on a basis net of CCPB are non-GAAP amounts.
(3) The 3-year and 5-year EPS growth rate and operating leverage, net of CCPB, reflect compound annual growth rates (CAGR).
na – not applicable
Certain comparative figures have been reclassified for changes in accounting policy.

Earnings per Share Growth

All references to earnings per share (EPS) are to diluted EPS, unless otherwise indicated.

EPS was $9.51 in fiscal 2024, an increase of $3.75 or 65% from $5.76 in fiscal 2023. Adjusted EPS was $9.68, a decrease of $2.13 or 18% from $11.81 in fiscal 2023. EPS reflected higher earnings on a reported basis and lower earnings on an adjusted basis, as well as a higher number of common shares outstanding. Net income available to common shareholders increased 69% year-over-year on a reported basis and decreased 16% on an adjusted basis. The average number of diluted common shares outstanding increased 3% from fiscal 2023, reflecting common shares issued during the year under the Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP).

Certain comparative figures have been reclassified for changes in accounting policy.



EPS ($)

Reported EPS: 5.76, 9.51
Adjusted EPS: 11.81, 9.68

■ 2023
■ 2024

Earnings per Share (EPS) is calculated by dividing net income available to common shareholders, after deducting preferred share dividends and distributions on other equity instruments, by the average number of common shares outstanding. Adjusted EPS is calculated in the same manner, using adjusted net income attributable to common shareholders. Diluted EPS, which is BMO's basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS, and is more fully explained in Note 24 of the audited annual consolidated financial statements.

Return on Equity and Return on Tangible Common Equity

Reported return on equity (ROE) was 9.7% in fiscal 2024 and adjusted ROE was 9.8%, compared with 6.2% and 12.6%, respectively, in fiscal 2023. Reported ROE increased due to higher net income, partially offset by an increase in average common shareholders' equity. Adjusted ROE decreased due to lower adjusted net income and an increase in average common shareholders' equity.

There was an increase of $2,838 million in reported net income available to common shareholders and a decrease of $1,338 million in adjusted net income available to common shareholders in the current year, primarily due to higher provisions for credit losses. Average common shareholders' equity increased $5.4 billion or 8% from fiscal 2023, primarily due to the issuance of common shares under the DRIP, an increase in accumulated other comprehensive income and growth in retained earnings.

Reported return on tangible common equity (ROTCE) was 13.5%, compared with 8.4% in fiscal 2023, and adjusted ROTCE was 13.1%, compared with 16.3% in fiscal 2023. Reported ROTCE increased due to higher earnings, partially offset by higher tangible common equity, and adjusted ROTCE decreased due to lower adjusted earnings and higher tangible common equity. Book value per share increased 9% from the prior year to $104.40, reflecting the increase in shareholders' equity.

Certain comparative figures have been reclassified for changes in accounting policy.

> **Return on Common Shareholders' Equity (ROE)** is calculated as net income, less preferred dividends and distributions on other equity instruments, as a percentage of average common shareholders' equity. Common shareholders' equity comprises common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings. Adjusted ROE is calculated using adjusted net income rather than reported net income.
>
> **Return on Tangible Common Equity (ROTCE)** is calculated as net income available to common shareholders, adjusted for the amortization of acquisition-related intangible assets, as a percentage of average tangible common equity. Average tangible common equity comprises common shareholders' equity, less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities. Adjusted ROTCE is calculated using adjusted net income rather than reported net income.



ROE (%)



ROTCE (%)

Efficiency Ratio and Operating Leverage

BMO's reported efficiency ratio was 59.5% in fiscal 2024, compared with 72.2% in fiscal 2023. Adjusted efficiency ratio [1] was 58.6%, compared with 59.5% in fiscal 2023. The decrease in the reported efficiency ratio reflected revenue growth and lower expenses, and the decrease in the adjusted efficiency ratio reflected revenue growth in excess of expense growth.

Reported operating leverage was 19.8% in fiscal 2024, compared with negative 43.7% in fiscal 2023, and adjusted operating leverage was 1.6% in fiscal 2024, compared with negative 7.6% in fiscal 2023.

(1) Prior to November 1, 2022, we presented adjusted revenue on a basis net of insurance claims, commissions and changes in policy benefit liabilities (CCPB). Beginning the first quarter of fiscal 2023, we no longer report CCPB, given the adoption and retrospective application of IFRS 17, *Insurance Contracts* (IFRS 17). For periods prior to November 1, 2022, operating leverage was calculated based on revenue, net of CCPB. Revenue, net of CCPB, was $34,393 million in fiscal 2022. Measures and ratios presented on a basis net of CCPB are non-GAAP amounts. For further information, refer to the Non-GAAP and Other Financial Measures section.

> **Efficiency Ratio (or expense-to-revenue ratio)** is a measure of productivity. It is a percentage calculated as non-interest expense divided by total revenue (on a taxable equivalent basis in the operating groups).
>
> **Operating Leverage** is the difference between the growth rates of revenue and non-interest expense. Adjusted operating leverage is calculated using adjusted revenue and adjusted non-interest expense.



Efficiency Ratio (%)



Operating Leverage (%)

Common Equity Tier 1 Ratio

Our Common Equity Tier 1 (CET1) Ratio was 13.6% as at October 31, 2024, compared with 12.5% as at October 31, 2023. Our CET1 Ratio increased from the prior year, primarily as a result of internal capital generation, common shares issued under the DRIP and lower source-currency risk-weighted assets (RWA). There was a positive impact to the ratio from the reversal of a fiscal 2022 legal provision associated with a predecessor bank, M&I Marshal and Ilsley Bank, which increased internal capital generation and reduced RWA.

Common Equity Tier 1 (CET1) Ratio is calculated as CET1 Capital, which comprises common shareholders' equity, including applicable contractual service margin, net of deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and other items (which may include a portion of expected credit loss provisions or shortfall in allowances), divided by risk-weighted assets. The CET1 Ratio is calculated in accordance with OSFI's Capital Adequacy Requirements (CAR) Guideline.



CET1 Ratio (%)

2023	2024
12.5	13.6

Total Shareholder Return

TABLE 2

For the year ended October 31	2024	2023	2022	2021	2020	3-year CAGR (1)	5-year CAGR (1)
Closing market price per common share ($)	**126.88**	104.79	125.49	134.37	79.33	**(1.9)**	**5.4**
Dividends paid ($ per share)	**6.04**	5.72	5.11	4.24	4.21	**12.5**	**8.6**
Dividend yield (%)	**4.8**	5.5	4.3	3.2	5.3	**nm**	**nm**
Increase (decrease) in share price (%)	**21.1**	(16.5)	(6.6)	69.4	(18.6)	**nm**	**nm**
Total annual shareholder return (%) (2)	**27.4**	(12.5)	(3.1)	75.9	(14.6)	**2.6**	**10.2**
Canadian peer group average (excluding BMO) (3)	**49.4**	(8.8)	(6.2)	56.1	(11.5)	**7.9**	**11.6**

(1) Compound annual growth rate (CAGR) expressed as a percentage.
(2) Total annual shareholder return assumes reinvestment of quarterly dividends and therefore does not equal the sum of dividend and share price returns in the table.
(3) As at October 31, 2024. Canadian peer group: The Bank of Nova Scotia, Canadian Imperial Bank of Commerce, National Bank of Canada, Royal Bank of Canada, and The Toronto-Dominion Bank.
nm – not meaningful

Certain comparative figures have been reclassified for changes in accounting policy.

The average annual total shareholder return (TSR) is a key measure of shareholder value and we expect that execution on our strategic priorities will drive value creation for our shareholders. The one-year, three-year and five-year average annual TSR was 27.4%, 2.6% and 10.2%, respectively, compared with our Canadian peer group average (excluding BMO) of 49.4%, 7.9% and 11.6%, respectively.

The table above summarizes dividends paid on BMO's common shares over the past five years and the movements in our share price. An investment of $1,000 in BMO common shares made at the beginning of fiscal 2020 would have been worth $1,624 as at October 31, 2024, assuming reinvestment of dividends, for a total return of 62.4%.

Dividends declared per common share in fiscal 2024 totalled $6.12, an increase of $0.32 from $5.80 in the prior year. Dividends paid over a five-year period have increased at an average annual compound rate of approximately 9%.

The annual **Total Shareholder Return (TSR)** represents the average annual total return earned on an investment in BMO common shares made at the beginning of the respective period. The return includes the change in share price and assumes dividends received were reinvested in additional common shares.

Caution
This Financial Objectives and Value Measures section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Financial Highlights

TABLE 3

(Canadian $ in millions, except as noted)	2024	2023
Summary Income Statement (1) (2)		
Net interest income	19,468	18,681
Non-interest revenue	13,327	10,578
Revenue	32,795	29,259
Provision for credit losses on impaired loans	3,066	1,180
Provision for credit losses on performing loans	695	998
Total provision for credit losses (PCL)	3,761	2,178
Non-interest expense	19,499	21,134
Provision for income taxes	2,208	1,510
Net income	7,327	4,437
Net income available to common shareholders	6,932	4,094
Adjusted net income	7,449	8,735
Adjusted net income available to common shareholders	7,054	8,392
Common Share Data ($, except as noted) (1)		
Basic earnings per share	9.52	5.77
Diluted earnings per share	9.51	5.76
Adjusted diluted earnings per share	9.68	11.81
Book value per share	104.40	95.90
Closing share price	126.88	104.79
Number of common shares outstanding (in millions)		
End of period	729.5	720.9
Average basic	727.7	709.4
Average diluted	728.5	710.5
Market capitalization ($ billions)	92.6	75.5
Dividends declared per share	6.12	5.80
Dividend yield (%)	4.8	5.5
Dividend payout ratio (%)	64.3	100.5
Adjusted dividend payout ratio (%)	63.1	49.0
Financial Measures and Ratios (%) (1) (2)		
Return on equity	9.7	6.2
Adjusted return on equity	9.8	12.6
Return on tangible common equity	13.5	8.4
Adjusted return on tangible common equity	13.1	16.3
Efficiency ratio	59.5	72.2
Adjusted efficiency ratio (3)	58.6	59.5
Operating leverage	19.8	(43.7)
Adjusted operating leverage (3)	1.6	(7.6)
Net interest margin on average earning assets	1.57	1.63
Adjusted net interest margin, excluding trading net interest income, and trading and insurance assets	1.85	1.88
Effective tax rate	23.2	25.4
Adjusted effective tax rate	22.9	22.4
Total PCL-to-average net loans and acceptances	0.57	0.35
PCL on impaired loans-to-average net loans and acceptances	0.47	0.19
Balance Sheet and Other Information (as at October 31, $ millions, except as noted)		
Assets	1,409,647	1,347,006
Average earning assets	1,237,245	1,145,870
Gross loans and acceptances	682,731	668,583
Net loans and acceptances	678,375	664,776
Deposits	982,440	910,879
Common shareholders' equity	76,163	69,137
Total risk-weighted assets (4)	420,838	424,197
Assets under administration	770,584	808,985
Assets under management	422,701	332,947
Capital and Liquidity Measures (%) (4)		
Common Equity Tier 1 Ratio	13.6	12.5
Tier 1 Capital Ratio	15.4	14.1
Total Capital Ratio	17.6	16.2
Leverage Ratio	4.4	4.2
TLAC Ratio	29.3	27.0
Liquidity Coverage Ratio (LCR)	132	128
Net Stable Funding Ratio (NSFR)	117	115
Foreign Exchange Rates ($)		
As at October 31, Canadian/U.S. dollar	1.3909	1.3868
Average Canadian/U.S. dollar	1.3591	1.3492

(1) Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the table above. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. For further information, refer to the Non-GAAP and Other Financial Measures section. For details on the composition of non-GAAP amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms.

(2) Effective the first quarter of fiscal 2024, the bank adopted IFRS 17, *Insurance Contracts* (IFRS 17), recognizing the cumulative effect of adoption in opening retained earnings, and applied it retrospectively to fiscal 2023 results. For further information, refer to the Changes in Accounting Policies in 2024 section.

(3) Prior to November 1, 2022, we presented adjusted revenue on a basis net of insurance claims, commissions and changes in policy benefit liabilities (CCPB). Beginning the first quarter of fiscal 2023, we no longer report CCPB, given the adoption and retrospective application of IFRS 17. For periods prior to November 1, 2022, efficiency ratio and operating leverage were calculated based on revenue, net of CCPB. Revenue, net of CCPB, was $34,393 million in fiscal 2022. Measures and ratios presented on a basis net of CCPB are non-GAAP amounts.

(4) Capital and liquidity measures are disclosed in accordance with the Capital Adequacy Requirements (CAR) Guideline and the Liquidity Adequacy Requirements (LAR) Guideline, as set out by OSFI, as applicable.

Certain comparative figures have been reclassified for changes in accounting policy.

MD&A

Non-GAAP and Other Financial Measures

Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our audited annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. References to GAAP mean IFRS. We use a number of financial measures to assess our performance, as well as the performance of our operating segments, including amounts, measures and ratios that are presented on a non-GAAP basis, as described below. We believe that these non-GAAP amounts, measures and ratios, read together with our GAAP results, provide readers with a better understanding of how management assesses results.

Non-GAAP amounts, measures and ratios do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

For further information regarding the composition of other financial measures, including supplementary financial measures, refer to the Glossary of Financial Terms.

Our non-GAAP measures broadly fall into the following categories:

Adjusted measures and ratios
Management considers both reported and adjusted results and measures to be useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expense, provision for credit losses and income taxes, as detailed in the following table. Adjusted results and measures presented in this document are non-GAAP. Presenting results on both a reported basis and an adjusted basis permits readers to assess the impact of certain items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing business performance. As such, the presentation may facilitate readers' analysis of trends. Except as otherwise noted, management's discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results.

Tangible common equity and return on tangible common equity
Tangible common equity is calculated as common shareholders' equity, less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities. Return on tangible common equity (ROTCE) is calculated as net income available to common shareholders, adjusted for the amortization of acquisition-related intangible assets, as a percentage of average tangible common equity. ROTCE is commonly used in the North American banking industry and is meaningful because it measures the performance of businesses consistently, whether they were acquired or developed organically.

Measures net of insurance claims, commissions and changes in policy benefit liabilities
For periods prior to November 1, 2022, we presented adjusted revenue on a basis net of insurance claims, commissions and changes in policy benefit liabilities (CCPB), and our efficiency ratio and operating leverage were calculated on a similar basis. Beginning the first quarter of fiscal 2023, we no longer report CCPB, given the adoption and retrospective application of IFRS 17, *Insurance Contracts* (IFRS 17). For periods prior to November 1, 2022, adjusted efficiency ratio and adjusted operating leverage were calculated based on revenue, net of CCPB. Measures and ratios presented on a basis net of CCPB are non-GAAP amounts. For more information, refer to the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section of the 2023 Annual MD&A.

Caution
This Non-GAAP and Other Financial Measures section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Non-GAAP and Other Financial Measures

TABLE 4

(Canadian $ in millions, except as noted)	2024	2023
Reported Results		
Net interest income	19,468	18,681
Non-interest revenue	13,327	10,578
Revenue	32,795	29,259
Provision for credit losses	(3,761)	(2,178)
Non-interest expense	(19,499)	(21,134)
Income before income taxes	9,535	5,947
Provision for income taxes	(2,208)	(1,510)
Net income	7,327	4,437
Diluted EPS ($)	9.51	5.76
Adjusting Items Impacting Revenue (Pre-tax)		
Management of fair value changes on the purchase of Bank of the West (1)	–	(2,011)
Legal provision/reversal (including related interest expense and legal fees) (2)	547	(30)
Impact of Canadian tax measures (3)	–	(138)
Impact of loan portfolio sale (4)	(164)	–
Impact of adjusting items on revenue (pre-tax)	383	(2,179)
Adjusting Items Impacting Provision for Credit Losses (Pre-tax)		
Initial provision for credit losses on purchased performing loans (pre-tax) (5)	–	(705)
Adjusting Items Impacting Non-Interest Expense (Pre-tax)		
Acquisition and integration costs (6)	(172)	(2,045)
Amortization of acquisition-related intangible assets (7)	(450)	(357)
Legal provision/reversal (including related interest expense and legal fees) (2)	588	3
Impact of Canadian tax measures (3)	–	(22)
FDIC special assessment (8)	(476)	–
Impact of adjusting items on non-interest expense (pre-tax)	(510)	(2,421)
Impact of adjusting items on reported net income (pre-tax)	(127)	(5,305)
Adjusting Items Impacting Revenue (After-tax)		
Management of fair value changes on the purchase of Bank of the West (1)	–	(1,461)
Legal provision/reversal (including related interest expense and legal fees) (2)	401	(23)
Impact of Canadian tax measures (3)	–	(115)
Impact of loan portfolio sale (4)	(136)	–
Impact of adjusting items on revenue (after-tax)	265	(1,599)
Adjusting Items Impacting Provision for Credit Losses (After-tax)		
Initial provision for credit losses on purchased performing loans (after-tax) (5)	–	(517)
Adjusting Items Impacting Non-Interest Expense (After-tax)		
Acquisition and integration costs (6)	(129)	(1,533)
Amortization of acquisition-related intangible assets (7)	(334)	(264)
Legal provision/reversal (including related interest expense and legal fees) (2)	433	2
Impact of Canadian tax measures (3)	–	(16)
FDIC special assessment (8)	(357)	–
Impact of adjusting items on non-interest expense (after-tax)	(387)	(1,811)
Adjusting Items Impacting Provision for Income Taxes		
Impact of Canadian tax measures (3)	–	(371)
Impact of adjusting items on reported net income (after-tax)	(122)	(4,298)
Impact on diluted EPS ($)	(0.17)	(6.05)
Adjusted Results		
Net interest income	18,921	19,094
Non-interest revenue	13,491	12,344
Revenue	32,412	31,438
Provision for credit losses	(3,761)	(1,473)
Non-interest expense	(18,989)	(18,713)
Income before income taxes	9,662	11,252
Provision for income taxes	(2,213)	(2,517)
Net income	7,449	8,735
Diluted EPS ($)	9.68	11.81

Adjusted results excluded the following items:

(1) Management of the impact of interest rate changes between the announcement and closing of the acquisition of Bank of the West on its fair value and goodwill, recorded in Corporate Services. Fiscal 2023 comprised $1,628 million of mark-to-market losses on certain interest rate swaps recorded in trading revenue and $383 million of losses on a portfolio of primarily U.S. treasuries and other balance sheet instruments recorded in net interest income.

(2) Impact of a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, recorded in Corporate Services. Fiscal 2024: Reversal of a fiscal 2022 legal provision, including accrued interest comprising a reversal of $547 million of interest expense and $588 million of non-interest expense. Fiscal 2023: A provision comprising a $30 million interest expense and a $3 million recovery of non-interest expense. For further information, refer to the Provisions and Contingent Liabilities section in Note 25 of the audited annual consolidated financial statements.

(3) Impact of certain tax measures enacted by the Canadian government, recorded in Corporate Services. Fiscal 2023: $371 million one-time tax expense, comprising a $312 million Canada Recovery Dividend and $59 million related to the pro-rated fiscal 2022 impact of the 1.5% tax rate increase, net of a deferred tax asset remeasurement; and a $131 million ($160 million pre-tax) charge related to the amended GST/HST definition for financial services, comprising $138 million recorded in non-interest revenue and $22 million recorded in non-interest expense.

(4) Net accounting loss on the sale of a portfolio of recreational vehicle loans related to balance sheet optimization, recorded in non-interest revenue in Corporate Services.

(5) Initial provision for credit losses on the purchased Bank of the West performing loan portfolio, recorded in Corporate Services.

MD&A

(6) Acquisition and integration costs, recorded in non-interest expense in the related operating group. Bank of the West recorded in Corporate Services: $97 million ($129 million pre-tax) in fiscal 2024 and $1,520 million ($2,027 million pre-tax) in fiscal 2023. Radicle and Clearpool recorded in BMO Capital Markets: $15 million ($20 million pre-tax) in fiscal 2024 and $4 million ($5 million pre-tax) in fiscal 2023. AIR MILES recorded in Canadian P&C: $17 million ($23 million pre-tax) in fiscal 2024 and $9 million ($13 million pre-tax) in fiscal 2023.

(7) Amortization of acquisition-related intangible assets and any impairments, recorded in non-interest expense in the related operating group. Fiscal 2024 included an $18 million write-down related to the acquisition of Radicle, recorded in BMO Capital Markets.

(8) Impact of a U.S. Federal Deposit Insurance Corporation (FDIC) special assessment, recorded in non-interest expense in Corporate Services.

Certain comparative figures have been reclassified for changes in accounting policy.

Summary of Reported and Adjusted Results by Operating Segment

TABLE 5

(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (1) (US$ in millions)
2024								
Reported net income (loss)	**3,457**	**1,829**	**5,286**	**1,248**	**1,492**	**(699)**	**7,327**	**2,112**
Adjusting Items (2)								
Acquisition and integration costs	**17**	**–**	**17**	**–**	**15**	**97**	**129**	**76**
Amortization of acquisition-related intangible assets	**13**	**283**	**296**	**7**	**31**	**–**	**334**	**222**
Legal provision/reversal (including related interest expense and legal fees)	**–**	**–**	**–**	**–**	**–**	**(834)**	**(834)**	**(616)**
Impact of loan portfolio sale	**–**	**–**	**–**	**–**	**–**	**136**	**136**	**102**
Impact of FDIC special assessment	**–**	**–**	**–**	**–**	**–**	**357**	**357**	**263**
Adjusted net income (loss)	**3,487**	**2,112**	**5,599**	**1,255**	**1,538**	**(943)**	**7,449**	**2,159**
2023								
Reported net income (loss)	3,573	2,489	6,062	1,146	1,625	(4,396)	4,437	15
Adjusting Items (2)								
Acquisition and integration costs	9	–	9	–	4	1,520	1,533	1,124
Amortization of acquisition-related intangible assets	6	234	240	4	20	–	264	186
Management of fair value changes on the purchase of Bank of the West	–	–	–	–	–	1,461	1,461	1,093
Legal provision/reversal (including related interest expense and legal fees)	–	–	–	–	–	21	21	15
Impact of Canadian tax measures	–	–	–	–	–	502	502	–
Initial provision for credit losses on purchased performing loans	–	–	–	–	–	517	517	379
Adjusted net income (loss)	3,588	2,723	6,311	1,150	1,649	(375)	8,735	2,812

(1) U.S. segment reported and adjusted results comprise net income recorded in U.S. P&C and our U.S. operations in BMO Wealth Management, BMO Capital Markets and Corporate Services.

(2) Refer to footnotes (1) to (8) in the Non-GAAP and Other Financial Measures table for further information on adjusting items.

Certain comparative figures have been reclassified to conform with the current year's presentation and for changes in accounting policy.

Return on Equity and Return on Tangible Common Equity

TABLE 6

(Canadian $ in millions, except as noted) For the year ended October 31	2024	2023
Reported net income	**7,327**	4,437
Net income attributable to non-controlling interest in subsidiaries	**9**	12
Net income attributable to bank shareholders	**7,318**	4,425
Dividends on preferred shares and distributions on other equity instruments	**(386)**	(331)
Net income available to common shareholders (A)	**6,932**	4,094
After-tax amortization of acquisition-related intangible assets	**334**	264
Net income available to common shareholders after adjusting for amortization of acquisition-related intangible assets (B)	**7,266**	4,358
After-tax impact of other adjusting items (1)	**(212)**	4,034
Adjusted net income available to common shareholders (C)	**7,054**	8,392
Average common shareholders' equity (D)	**71,817**	66,444
Goodwill	**(16,385)**	(13,466)
Acquisition-related intangible assets	**(2,642)**	(2,197)
Net of related deferred liabilities	**960**	857
Average tangible common equity (E)	**53,750**	51,638
Return on equity (%) (= A/D)	**9.7**	6.2
Adjusted return on equity (%) (= C/D)	**9.8**	12.6
Return on tangible common equity (%) (= B/E)	**13.5**	8.4
Adjusted return on tangible common equity (%) (= C/E)	**13.1**	16.3

(1) Refer to footnotes (1) to (8) in the Non-GAAP and Other Financial Measures table for further information on adjusting items.

Certain comparative figures have been reclassified for changes in accounting policy.

MD&A

Return on Equity by Operating Segment [1]

TABLE 7

(Canadian $ in millions, except as noted)	2024							
	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment [2] (US$ in millions)
Reported								
Net income available to common shareholders	3,415	1,773	5,188	1,239	1,455	(950)	6,932	2,087
Total average common equity	15,986	33,235	49,221	4,770	13,172	4,654	71,817	31,782
Return on equity (%)	21.4	5.4	10.5	26.0	11.0	na	9.7	6.6
Adjusted [3]								
Net income available to common shareholders	3,445	2,056	5,501	1,246	1,501	(1,194)	7,054	2,134
Total average common equity	15,986	33,235	49,221	4,770	13,172	4,654	71,817	31,782
Return on equity (%)	21.5	6.2	11.2	26.1	11.4	na	9.8	6.7

(Canadian $ in millions, except as noted)	2023							
	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment [2] (US$ in millions)
Reported								
Net income available to common shareholders	3,534	2,438	5,972	1,138	1,592	(4,608)	4,094	(17)
Total average common equity	13,269	27,569	40,838	4,623	11,833	9,150	66,444	27,203
Return on equity (%)	26.6	8.8	14.6	24.6	13.4	na	6.2	(0.1)
Adjusted [3]								
Net income available to common shareholders	3,549	2,672	6,221	1,142	1,616	(587)	8,392	2,780
Total average common equity	13,269	27,569	40,838	4,623	11,833	9,150	66,444	27,203
Return on equity (%)	26.7	9.7	15.2	24.7	13.6	na	12.6	10.2

(1) Return on equity is based on allocated capital. For further information, refer to the How BMO Reports Operating Group Results section.
(2) U.S. segment reported and adjusted results comprise net income and allocated capital recorded in U.S. P&C and our U.S. operations in BMO Wealth Management, BMO Capital Markets and Corporate Services.
(3) Refer to footnotes (1) to (8) in the Non-GAAP and Other Financial Measures table for further information on adjusting items.

na – not applicable

Certain comparative figures have been reclassified to conform with the current year's presentation and for changes in accounting policy.

Capital is allocated to the operating segments based on the amount of regulatory capital required to support business activities. Effective the first quarter of fiscal 2024, our capital allocation rate increased to 11.5% of risk-weighted assets, compared with 11.0% in fiscal 2023, to reflect increased regulatory capital requirements. Unallocated capital is reported in Corporate Services. Capital allocation methodologies are reviewed at least annually.

Economic Developments and Outlook

Economic Developments in 2024 and Outlook for calendar 2025 [1]

Canada's real gross domestic product (GDP) growth is estimated to have slowed modestly to an annual rate of 1.3% in 2024, from 1.5% in 2023. Steady growth in consumer and government spending was partially offset by weakness in housing market activity, business investment and exports. Real GDP growth is expected to improve moderately to 2.0% in 2025 in response to the Bank of Canada's interest rate reductions, a temporary reduction in sales taxes on some items and federal stimulus cheques, and firmer global demand. However, the federal government's intent to significantly reduce immigration and the expected rate of population growth over the next two years implies some downside risk to GDP growth. The unemployment rate increased by almost one percentage point during the past year to 6.5% in October 2024, due to a rapidly expanding labour force and slowing employment growth. The unemployment rate is anticipated to rise to 7.0% by early 2025, before falling modestly as economic growth improves and population growth slows. Easing labour shortages and lower gasoline prices contributed to the moderate 2.0% year-over-year growth in the consumer price index in October 2024. With inflation declining faster than anticipated, the Bank of Canada has lowered its key policy rate by a cumulative 125 basis points since June 2024 and is expected to reduce it by an additional 125 basis points to 2.5% by June 2025. The housing market is projected to strengthen in 2025 as a result of lower mortgage rates and new mortgage rules intended to support first-time home buyers. Industry-wide growth in residential mortgage balances remained stable at 3.5% year-over-year in September 2024, but is projected to gradually pick up as housing market activity improves in 2025. Year-over-year growth in consumer credit (excluding mortgages) increased to 4.0% in September 2024, amid strong growth in credit card balances, though this is unlikely to be sustained in 2025. Growth in non-financial corporate credit balances decelerated sharply in 2024 as a result of weak business investment and elevated cash balances, but is expected to increase at a moderate pace in 2025 in response to lower interest rates. The Canadian dollar will likely remain weak due to the lower interest rate environment in Canada relative to the United States and the threat of higher tariffs on Canadian exports to the United States, before appreciating modestly in 2025 as the U.S. dollar weakens on an easing Federal Reserve policy.

U.S. real GDP growth is estimated to have moderated slightly to an annual rate of 2.7% in 2024 from 2.9% in 2023, amid continued strength in consumer, business and government spending, partially offset by weaker housing market activity. With support from lower interest rates and expansionary fiscal policies, including a possible reduction in the corporate tax rate, the economy is projected to continue growing at a healthy rate of 2.2% in 2025. While employment growth remains solid, the unemployment rate increased from a half-century low of 3.4% in April 2023 to 4.1% in October 2024 and is projected to rise slightly to 4.3% in early 2025. The easing in labour market conditions has reduced pressure on inflation, resulting in year-over-year growth in the consumer price index moderating to 2.6% in October 2024. The Federal Reserve lowered its key lending rate for the first time in four years in September 2024 by 50 basis points and again in November by 25 basis points, and is projected to reduce the rate further by a cumulative 125 basis points to a range of 3.25% to 3.50% by late 2025. Growth in residential mortgage balances has slowed considerably to 1.9% year-over-year in October 2024 due to ongoing weakness in home sales, but will likely strengthen moderately in 2025 given anticipated declines in mortgage rates. Despite increased credit card use, year-over-year growth in consumer loan balances decelerated to 1.5% in October 2024, but is projected to grow in 2025 due to lower interest rates. Growth in commercial, industrial and commercial real estate credit remains weak due to still elevated borrowing costs, stricter lending conditions and weakness in the office real estate market, though it is expected to strengthen in 2025 in response to lower interest rates.

The economic outlook is subject to several risks that could lead to a less favourable outcome for the North American economy. These include potential higher tariffs on U.S. imports, an escalation of conflicts in the Middle East and Ukraine, heightened tensions between the United States and China over trade relations and Taiwan, tensions between Canada and India, and a possible strike by U.S. East and Gulf Coast dockworkers in January 2025. In addition, the Canadian dollar faces downside risks from possible U.S. tariffs and the upcoming renegotiation of the Canada-United States-Mexico Trade Agreement (CUSMA) in 2026. Refer to the Risks That May Affect Future Results – Top and Emerging Risks That May Affect Future Results section for further discussion of these risks.

Caution
This Economic Developments and Outlook section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

(1) All time periods in this section refer to the calendar year rather than BMO's fiscal year.

2024 Financial Performance Review

This section provides a review of BMO's enterprise financial performance for fiscal 2024 that focuses on the Consolidated Statement of Income in BMO's audited annual consolidated financial statements. A review of the operating groups' strategies and performance follows the enterprise review.

Foreign Exchange

TABLE 8

(Canadian $ in millions, except as noted)	2024 vs. 2023
Canadian/U.S. dollar exchange rate (average)	
2024	**1.3591**
2023	**1.3492**
Effects on U.S. Segment Reported Results	
Increased (Decreased) net interest income	**66**
Increased (Decreased) non-interest revenue	**21**
Increased (Decreased) total revenue	**87**
Decreased (Increased) provision for credit losses	**(9)**
Decreased (Increased) non-interest expense	**(79)**
Decreased (Increased) provision for income taxes	**1**
Increased (Decreased) net income	**–**
Impact on earnings per share ($)	**–**
Effects on U.S. Segment Adjusted Results (1)	
Increased (Decreased) net interest income	**69**
Increased (Decreased) non-interest revenue	**33**
Increased (Decreased) total revenue	**102**
Decreased (Increased) provision for credit losses	**(4)**
Decreased (Increased) non-interest expense	**(62)**
Decreased (Increased) provision for income taxes	**(8)**
Increased (Decreased) net income	**28**
Impact on earnings per share ($)	**0.04**

(1) Adjusted results are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.

The table above indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in those rates on BMO's U.S. segment reported and adjusted results.

The Canadian dollar equivalents of BMO's U.S. segment results that are denominated in U.S. dollars increased in fiscal 2024 relative to fiscal 2023, due to changes in the Canadian/U.S. dollar exchange rate. References in this document to the impact of the U.S. dollar do not include U.S. dollar-denominated amounts recorded outside of BMO's U.S. segment.

Economically, our U.S. dollar income stream was not hedged against the risk of changes in foreign exchange rates during fiscal 2024 and fiscal 2023. Changes in exchange rates will affect future results measured in Canadian dollars, and the impact on those results is a function of the periods in which revenue, expenses and provisions for (or recoveries of) credit losses and income taxes arise.

Refer to the Enterprise-Wide Capital Management section for a discussion of the impact that changes in foreign exchange rates can have on BMO's capital position.

Net Income

Reported net income was $7,327 million, an increase of $2,890 million or 65% from the prior year, and adjusted net income was $7,449 million, a decrease of $1,286 million.

Adjusted results in the current and prior years excluded the following items:
- The reversal of a fiscal 2022 legal provision (1), including accrued interest, associated with a predecessor bank, M&I Marshall and Ilsley Bank, of $834 million ($1,135 million pre-tax) in the current year, comprising a reversal of interest expense of $547 million and a reversal of non-interest expense of $588 million, compared with a provision of $21 million ($27 million pre-tax) in the prior year, comprising interest expense of $30 million and a reversal of non-interest expense of $3 million.
- Acquisition and integration costs of $129 million ($172 million pre-tax) in the current year and $1,533 million ($2,045 million pre-tax) in the prior year.
- Amortization of acquisition-related intangible assets of $334 million ($450 million pre-tax) in the current year, including an $18 million write-down related to the acquisition of Radicle Group Inc. (Radicle) in BMO Capital Markets, and $264 million ($357 million pre-tax) in the prior year.
- The impact of the U.S. Federal Deposit Insurance Corporation (FDIC) special assessment of $357 million ($476 million pre-tax) in the current year.

(1) For further information, refer to the Provisions and Contingent Liabilities section in Note 25 of the audited annual consolidated financial statements.

MD&A

- A net accounting loss of $136 million ($164 million pre-tax) in the current year on the sale of a $9.6 billion (US$7.2 billion) portfolio of recreational vehicle loans related to balance sheet optimization.
- A loss of $1,461 million ($2,011 million pre-tax) in the prior year related to the management of the impact of interest rate changes between the announcement and closing of the Bank of the West acquisition on its fair value and goodwill.
- Initial provision for credit losses of $517 million ($705 million pre-tax) in the prior year on the purchased Bank of the West performing loan portfolio.
- Impact of certain tax measures enacted by the Canadian government in the prior year, including a one-time tax expense of $371 million, and a charge of $131 million ($160 million pre-tax) related to the amended GST/HST definition for financial services, comprising non-interest revenue of $138 million and non-interest expense of $22 million.

Reported net income increased from the prior year, primarily due to the items noted above. The current year included one additional quarter of Bank of the West results. Adjusted net income decreased, with higher revenue more than offset by a higher provision for credit losses and higher expenses. Reported and adjusted net income decreased in U.S. P&C, BMO Capital Markets and Canadian P&C, and increased in BMO Wealth Management. On a reported basis, Corporate Services recorded a lower net loss compared with the prior year, primarily due to the items noted above. On an adjusted basis, Corporate Services recorded a higher net loss.

Further discussion is provided in the 2024 Operating Groups Performance Review section.

For further information on non-GAAP amounts, measures and ratios in this Net Income section, refer to the Non-GAAP and Other Financial Measures section.

Revenue [1]

TABLE 9

(Canadian $ in millions, on a pre-tax basis) For the year ended October 31	2024	2023
Net interest income	19,468	18,681
Non-interest revenue	13,327	10,578
Total revenue	32,795	29,259
Management of fair value changes on the purchase of Bank of the West [2]	–	2,011
Legal provision/reversal (including related interest expense and legal fees) [3]	(547)	30
Impact of loan portfolio sale [4]	164	–
Impact of Canadian tax measures [5]	–	138
Impact of adjusting items on revenue	(383)	2,179
Adjusted revenue	32,412	31,438

(1) Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the table above. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. For further information, refer to the Non-GAAP and Other Financial Measures section.

(2) Management of the impact of interest rate changes between the announcement and closing of the acquisition of Bank of the West on its fair value and goodwill, recorded in Corporate Services. Fiscal 2023 comprised $1,628 million of mark-to-market losses on certain interest rate swaps recorded in trading revenue and $383 million of losses on a portfolio of primarily U.S. treasuries and other balance sheet instruments recorded in net interest income.

(3) Impact of a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, recorded in Corporate Services. Fiscal 2024: $547 million reversal of interest expense relating to a fiscal 2022 legal provision. Fiscal 2023: $30 million interest expense provision. For further information, refer to the Provisions and Contingent Liabilities section in Note 25 of the audited annual consolidated financial statements.

(4) Net accounting loss on the sale of a portfolio of recreational vehicle loans related to balance sheet optimization, recorded in non-interest revenue in Corporate Services.

(5) Impact of certain tax measures enacted by the Canadian government related to the amended GST/HST definition for financial services, recorded in non-interest revenue in Corporate Services.

Certain comparative figures have been reclassified for changes in accounting policy.

Effective the first quarter of fiscal 2024, the bank adopted IFRS 17, *Insurance Contracts* (IFRS 17) and retrospectively applied it to fiscal 2023 results. Insurance results are now presented in non-interest revenue under insurance service results and insurance investment results. As a result of the adoption and retrospective application of IFRS 17 to our fiscal 2023 results, we no longer report insurance claims, commissions and changes in policy benefits as a separate line item in the Consolidated Statement of Income. Fiscal 2023 results may not be fully representative of our future earnings profile, as we did not previously manage our insurance portfolio under the new standard. For additional information, refer to Note 1 of the audited annual consolidated financial statements.

Reported revenue was $32,795 million, an increase of $3,536 million or 12% from the prior year, and adjusted revenue was $32,412 million, an increase of $974 million or 3%.

Reported and adjusted revenue increased across all operating groups and included one additional quarter of Bank of the West. Corporate Services revenue increased on a reported basis and decreased on an adjusted basis.

Further discussion is provided in the 2024 Operating Groups Performance Review section.

For further information on non-GAAP amounts, measures and ratios in this Revenue section, refer to the Non-GAAP and Other Financial Measures section.

MD&A

Net Interest Income comprises earnings on assets, such as loans and securities, including interest and certain dividend income, less interest expense paid on liabilities, such as deposits. Net interest income, excluding trading, is presented on a basis that excludes trading-related interest income.

Net Interest Margin is the ratio of net interest income to average earning assets, expressed as a percentage or in basis points. Net interest margin, excluding trading net interest income, and trading and insurance average assets is calculated in the same manner, excluding trading-related interest income, and trading and insurance earning assets.

Average Earning Assets represent the daily average balance of deposits at central banks, deposits with other banks, securities borrowed or purchased under resale agreements, securities and loans over the period.

Trading-Related Revenue comprises net interest income and non-interest revenue earned from on-balance sheet and off-balance sheet positions undertaken for trading purposes. We earn revenue from profitably managing our positions with clients and, on a limited basis, from our principal trading positions, subject to prescribed limits. The management of these positions typically includes marking them to market on a daily basis. Since trading activities and related risk management strategies can periodically shift trading income between net interest income and non-interest income, we view total trading income as the most appropriate measure of trading performance.

Net Interest Income

Reported net interest income was $19,468 million, an increase of $787 million or 4% from the prior year, and adjusted net interest income was $18,921 million, a decrease of $173 million or 1% from the prior year.

The increase in reported net interest income primarily reflected the reversal of accrued interest on the fiscal 2022 legal provision in the current year and the impact of fair value management actions related to Bank of the West in the prior year. Adjusted net interest income decreased, reflecting strong growth in Canadian P&C driven by higher balances and margins, higher balances in U.S. P&C and an increase in non-trading interest income in BMO Capital Markets, more than offset by lower net interest income in Corporate Services and lower trading-related net interest income. Trading-related net interest income was $169 million, a decrease of $731 million from the prior year, and was largely offset in trading non-interest revenue.

BMO's overall reported net interest margin of 1.57% decreased 6 basis points from the prior year. Adjusted net interest margin, excluding trading-related net interest income, and trading and insurance assets was 1.85%, a decrease of 3 basis points, primarily due to lower net interest income and higher low-yielding assets in Corporate Services, partially offset by higher margins in BMO Capital Markets and Canadian P&C.

Change in Net Interest Income, Average Earning Assets and Net Interest Margin [1]

TABLE 10

(Canadian $ in millions, except as noted)	Net interest income [2]		Average earning assets [3]		Net interest margin (in basis points)	
For the year ended October 31	**2024**	2023	**2024**	2023	**2024**	2023
Canadian P&C	**8,852**	8,043	**319,795**	296,164	**277**	272
U.S. P&C	**8,162**	7,607	**215,987**	195,363	**378**	389
Personal and Commercial Banking (P&C)	**17,014**	15,650	**535,782**	491,527	**318**	318
All other operating groups and Corporate Services [4]	**2,454**	3,031	**701,463**	654,343	**na**	na
Total reported	**19,468**	18,681	**1,237,245**	1,145,870	**157**	163
Total adjusted	**18,921**	19,094	**1,237,245**	1,145,870	**153**	167
Trading net interest income, trading and insurance assets	**169**	900	**222,149**	180,005	**na**	na
Total reported, excluding trading and insurance	**19,299**	17,781	**1,015,096**	965,865	**190**	184
Total adjusted, excluding trading and insurance	**18,752**	18,194	**1,015,096**	965,865	**185**	188
U.S. P&C (US$ in millions)	**6,006**	5,635	**158,919**	144,732	**378**	389

(1) Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.

(2) Operating group revenue is presented on a taxable equivalent basis (teb) in net interest income. For further information, refer to the How BMO Reports Operating Group Results section.

(3) Average earning assets represent the daily average balance of deposits at central banks, deposits with other banks, securities borrowed or purchased under resale agreements, securities and loans over the period. Average earning assets, excluding trading and insurance assets, exclude trading and insurance earning assets.

(4) For further information on net interest income for these other operating groups and Corporate Services, refer to the 2024 Operating Groups Performance Review section.

na – not applicable

Certain comparative figures have been reclassified to conform with the current year's presentation and for changes in accounting policy.

Non-Interest Revenue

TABLE 11

(Canadian $ in millions)
For the year ended October 31

	2024	2023
Securities commissions and fees	1,106	1,025
Deposit and payment service charges	1,626	1,517
Trading revenue (loss)	2,377	(216)
Lending fees	1,464	1,548
Card fees	847	700
Investment management and custodial fees	2,056	1,851
Mutual fund revenue	1,324	1,244
Underwriting and advisory fees	1,399	1,107
Securities gains, other than trading	200	180
Foreign exchange, other than trading	263	234
Insurance service results	340	389
Insurance investment results	105	171
Share of profit in associates and joint ventures	207	185
Other	13	643
Total reported	13,327	10,578
Management of fair value changes on the purchase of Bank of the West (1)	–	1,628
Impact of loan portfolio sale (2)	164	–
Impact of Canadian tax measures (3)	–	138
Adjusted non-interest revenue	13,491	12,344

(1) Mark-to-market losses on certain interest rate swaps related to the management of the impact of interest rate changes between the announcement and closing of the acquisition of Bank of the West on its fair value and goodwill, recorded in trading revenue in Corporate Services.

(2) Net accounting loss on the sale of a portfolio of recreational vehicle loans related to balance sheet optimization, recorded in Corporate Services.

(3) Impact of certain tax measures enacted by the Canadian government related to the amended GST/HST definition for financial services.

Certain comparative figures have been reclassified for changes in accounting policy.

Reported non-interest revenue was $13,327 million, an increase of $2,749 million or 26% from the prior year, and adjusted non-interest revenue was $13,491 million, an increase of $1,147 million or 9%.

Reported non-interest revenue increased, primarily due to the impact of fair value management actions related to Bank of the West and Canadian tax measures in the prior year, partially offset by the sale of a portfolio of recreational vehicle loans in the current year. Adjusted non-interest revenue increased, primarily due to higher trading revenue, underwriting and advisory fee revenue, investment management and custodial fee revenue and the inclusion of AIR MILES, partially offset by lower insurance-related revenue reflecting changes in portfolio positioning during the transition to IFRS 17 and lending fee revenue due to the transition of bankers' acceptances exposures to loans following the cessation of Canadian dollar offered rates. Trading-related revenue is discussed in the section that follows.

For further information on non-GAAP amounts, measures and ratios in this Revenue section, refer to the Non-GAAP and Other Financial Measures section.

Trading-Related Revenue [1]

TABLE 12

(Canadian $ in millions)
(taxable equivalent basis)
For the year ended October 31

	2024	2023
Interest rates	1,003	770
Foreign exchange	579	638
Equities	781	931
Commodities	150	192
Other	55	(1,526)
Total (teb) (2)	2,568	1,005
Teb offset	22	321
Reported total	2,546	684
Management of fair value changes on the purchase of Bank of the West (3)	–	1,628
Adjusted total trading revenue	2,546	2,312
Reported as:		
Net interest income	191	1,221
Non-interest revenue – trading revenue (loss)	2,377	(216)
Total (teb)	2,568	1,005
Teb offset	22	321
Reported total, net of teb offset	2,546	684
Adjusted total trading revenue	2,546	2,312

(1) Reported and adjusted revenue measures are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.

(2) Trading-related revenue presented on a taxable equivalent basis (teb) is a non-GAAP measure. Similar to other banks, BMO analyzes trading-related revenue on a teb basis, which reflects an increase in net interest income on tax-exempt securities to equivalent pre-tax amounts and is useful in facilitating comparisons of income from taxable and tax-exempt sources.

(3) Mark-to-market losses on certain interest rate swaps related to the management of the impact of interest rate changes between the announcement and closing of the acquisition of Bank of the West on its fair value and goodwill, recorded in other trading revenue in Corporate Services.

Certain comparative figures have been reclassified for changes in accounting policy.

Trading-related revenue may be reflected in either net interest income or non-interest revenue, and a number of factors can shift trading revenue between these categories. We view total trading-related revenue as the most appropriate measure of trading performance. Reported trading-related revenue on a teb basis was $2,568 million, an increase of $1,563 million, primarily due to the impact of fair value management actions related to the acquisition of Bank of the West in the prior year. Adjusted trading-related revenue on a teb basis decreased $65 million or 2%. Interest rate trading-related revenue increased $233 million or 30%, due to higher levels of client activity. Equities trading-related revenue decreased $150 million or 16%, including the impact of the elimination of the deduction for certain Canadian dividends. Foreign exchange and commodities trading-related revenue decreased $59 million or 9% and $42 million or 22%, respectively, driven by lower levels of client activity. Adjusted other trading-related revenue decreased $47 million.

Refer to the Enterprise-Wide Risk Management – Market Risk section for more information on trading-related revenue.

Total Provision for Credit Losses

TABLE 13

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank
2024							
Provision for credit losses on impaired loans	**1,326**	**1,274**	**2,600**	**26**	**367**	**73**	**3,066**
Provision for (recovery of) credit losses on performing loans	**333**	**389**	**722**	**5**	**2**	**(34)**	**695**
Total provision for credit losses	**1,659**	**1,663**	**3,322**	**31**	**369**	**39**	**3,761**
Total PCL-to-average net loans and acceptances (%)	**0.51**	**0.82**	**0.63**	**0.07**	**0.45**	**nm**	**0.57**
PCL on impaired loans-to-average net loans and acceptances (%)	**0.41**	**0.63**	**0.49**	**0.06**	**0.44**	**nm**	**0.47**
2023							
Provision for credit losses on impaired loans	724	364	1,088	5	9	78	1,180
Provision for credit losses on performing loans	185	142	327	13	9	649	998
Total provision for credit losses	909	506	1,415	18	18	727	2,178
Initial provision for credit losses on purchased performing loans (1)	–	–	–	–	–	(705)	(705)
Adjusted total provision for credit losses (2)	909	506	1,415	18	18	22	1,473
Total PCL-to-average net loans and acceptances (%)	0.30	0.27	0.29	0.05	0.02	nm	0.35
PCL on impaired loans-to-average net loans and acceptances (%)	0.24	0.19	0.22	0.01	0.01	nm	0.19

(1) Initial provision for credit losses on the purchased Bank of the West performing loan portfolio, recorded in Corporate Services.

(2) Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the table above. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. For further information, refer to the Non-GAAP and Other Financial Measures section, and for details on the composition of non-GAAP amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms.

nm – not meaningful

Certain comparative figures have been reclassified for changes in accounting policy.

The total provision for credit losses (PCL) was $3,761 million, compared with $2,178 million on a reported basis and $1,473 million on an adjusted basis in the prior year, which excluded an initial provision of $705 million on the acquired Bank of the West performing loan portfolio. Total PCL as a percentage of average net loans and acceptances was 57 basis points, compared with 35 basis points on a reported basis and 24 basis points on an adjusted basis in the prior year. PCL on impaired loans was $3,066 million, an increase of $1,886 million from the prior year, with higher provisions across all operating segments, primarily the U.S. corporate and commercial portfolio, as certain client cohorts experienced the impact of prolonged elevated interest rates, tightening credit conditions, as well as shifting consumer demand for products and services. PCL on impaired loans as a percentage of average net loans and acceptances was 47 basis points, compared with 19 basis points in the prior year. PCL on performing loans was $695 million in the current year, compared with $998 million on a reported basis and $293 million on an adjusted basis in the prior year. PCL on performing loans in the current year was primarily driven by portfolio credit migration, uncertainty in credit conditions and model updates, partially offset by a net improvement in the macroeconomic outlook, including the adoption of a fourth economic scenario in the second quarter of fiscal 2024.

Note 4 of the audited annual consolidated financial statements provides additional information on PCL, including on a geographic basis. Table 73 in the Supplemental Information provides further segmented PCL information.

Provision for Credit Losses (PCL) is a charge to income that represents an amount deemed adequate by management to provide for impairment in a portfolio of loans and acceptances and other credit instruments, given the composition of the portfolio, the probability of default, the economic outlook and the allowance for credit losses already established. PCL can comprise both a provision for credit losses on impaired loans and a provision for credit losses on performing loans. For further information, refer to the Credit and Counterparty Risk – Provision for Credit Losses section, the Critical Accounting Estimates and Judgments – Allowance for Credit Losses section and Note 4 of the audited annual consolidated financial statements.

Average Net Loans and Acceptances is the daily or monthly average balance of loans and customers' liability under acceptances, net of the allowance for credit losses, over a one-year period.

Non-Interest Expense

TABLE 14

(Canadian $ in millions, on a pre-tax basis) For the year ended October 31	**2024**	2023
Employee compensation		
Salaries	**5,747**	6,557
Performance-based compensation	**3,742**	3,561
Employee benefits	**1,383**	1,342
Total employee compensation	**10,872**	11,460
Total premises and equipment	**4,117**	4,870
Amortization of intangible assets	**1,112**	1,008
Other expenses		
Advertising and business development	**837**	812
Communications	**388**	367
Professional fees	**583**	863
Association, clearing and annual regulator fees	**321**	272
Other	**1,269**	1,482
Total other expenses	**3,398**	3,796
Total non-interest expense	**19,499**	21,134
Acquisition and integration costs [1]	**(172)**	(2,045)
Amortization of acquisition-related intangible assets [2]	**(450)**	(357)
Legal provision/reversal (including related interest expense and legal fees) [3]	**588**	3
Impact of Canadian tax measures [4]	**–**	(22)
FDIC special assessment [5]	**(476)**	–
Impact of adjusting items on non-interest expense	**(510)**	(2,421)
Total adjusted non-interest expense	**18,989**	18,713
Efficiency ratio (%)	**59.5**	72.2
Adjusted efficiency ratio (%)	**58.6**	59.5

(1) Acquisition and integration costs, recorded in non-interest expense in the related operating group. Bank of the West recorded in Corporate Services: $129 million pre-tax in fiscal 2024 and $2,027 million pre-tax in fiscal 2023. Radicle and Clearpool recorded in BMO Capital Markets: $20 million pre-tax in fiscal 2024 and $5 million pre-tax in fiscal 2023. AIR MILES recorded in Canadian P&C: $23 million pre-tax in fiscal 2024 and $13 million pre-tax in fiscal 2023.
(2) Amortization of acquisition-related intangible assets and any impairments, recorded in non-interest expense in the related operating group. Fiscal 2024 included an $18 million write-down related to the acquisition of Radicle, recorded in BMO Capital Markets.
(3) Impact of a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, recorded in Corporate Services. Fiscal 2024: $588 million reversal of a fiscal 2022 legal provision. Fiscal 2023: $3 million recovery of non-interest expense. For further information, refer to the Provisions and Contingent Liabilities section in Note 25 of the audited annual consolidated financial statements.
(4) Impact of certain tax measures enacted by the Canadian government related to the amended GST/HST definition for financial services, recorded in Corporate Services.
(5) Impact of a U.S. Federal Deposit Insurance Corporation (FDIC) special assessment recorded in Corporate Services.

na – not applicable

Certain comparative figures have been reclassified to conform with the current year's presentation and for changes in accounting policy.

Reported non-interest expense was $19,499 million, a decrease of $1,635 million or 8% from the prior year. Adjusted non-interest expense was $18,989 million, an increase of $276 million or 1% from the prior year.

The decrease in reported non-interest expense reflected the impact of lower acquisition and integration costs and the reversal of the fiscal 2022 legal provision in the current year, partially offset by the impact of the U.S. Federal Deposit Insurance Corporation (FDIC) special assessment and higher amortization of acquisition-related intangible assets compared with the prior year.

Reported and adjusted non-interest expense reflected the impact of one additional quarter of Bank of the West results, net of realized cost synergies, the inclusion of AIR MILES and operational efficiencies, as well as lower severance and legal provisions.

For further information on non-GAAP amounts, measures and ratios in this Non-Interest Expense section, refer to the Non-GAAP and Other Financial Measures section.

Provision for Income Taxes and Other Taxes

TABLE 15

(Canadian $ in millions, except as noted)
For the year ended October 31

	2024	2023
Income before income taxes	**9,535**	5,947
Provision for income taxes	**2,208**	1,510
Government levies other than income taxes (other taxes) (1)		
Payroll levies	**534**	517
Property taxes	**70**	40
Provincial capital taxes	**52**	50
Business taxes	**26**	24
Harmonized sales tax, GST, VAT and other sales taxes	**483**	563
Sundry taxes	**1**	1
Total government levies other than income taxes (other taxes)	**1,166**	1,195
Provision for income taxes and other taxes (2) (3)	**3,374**	2,705
Reported Tax Rates		
Effective income tax rate (%)	**23.2**	25.4
Effective total tax rate	**31.5**	37.9
Adjusted Results and Tax Rates (4)		
Adjusted income before income taxes	**9,662**	11,252
Adjusted provision for income taxes	**2,213**	2,517
Adjusted effective income tax rate (%)	**22.9**	22.4

(1) Government levies other than income taxes (other taxes) are included in various non-interest expense categories.
(2) Provision for income taxes and other taxes are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(3) Fiscal 2024 comprised $1,266 million incurred in Canada, with $485 million included in the provision for income taxes and the remaining $781 million recorded in total government levies other than income taxes (other taxes).
(4) Adjusted results exclude certain items from reported results and are used to calculate our adjusted ratios. Refer to footnotes (1) to (8) in the Non-GAAP and Other Financial Measures table for further information on adjusting items.

Certain comparative figures have been reclassified for changes in accounting policy.

The provision for income taxes and other taxes was $3,374 million in the current year, comprising $2,208 million of provision for income taxes and $1,166 million of government levies other than income taxes (other taxes), compared with $2,705 million in the prior year, comprising $1,510 million of provision for income taxes and $1,195 million of government levies other than income taxes (other taxes).

The provision for income taxes increased $698 million from the prior year. The reported effective tax rate was 23.2%, compared with 25.4% in the prior year, primarily due to earnings mix, including the impact of certain Canadian tax measures recorded in fiscal 2023. The adjusted provision for income taxes was $2,213 million, compared with $2,517 million in the prior year. The adjusted effective tax rate was 22.9%, compared with 22.4% in the prior year.

BMO partially hedges, for accounting purposes, the foreign exchange risk arising from investments in foreign operations by funding the investments in the corresponding foreign currency. A gain or loss on hedging activities and an unrealized gain or loss on translation of foreign operations are charged or credited to other comprehensive income. For income tax purposes, a gain or loss on hedging activities results in an income tax charge or credit in the current period that is charged or credited to other comprehensive income, while the associated unrealized gain or loss on investments in foreign operations does not incur income taxes until the investments are liquidated. The income tax charge/benefit arising from a hedging gain/loss is a function of the fluctuations in exchange rates from period to period. Hedging of investments in foreign operations has given rise to an income tax recovery in other comprehensive income of $38 million in the current year, compared with a recovery of $90 million in the prior year.

The provision for income taxes presented in the Consolidated Statement of Income is based on transactions recorded in income, regardless of when such transactions are subject to taxation by tax authorities, with the exception of the repatriation of retained earnings from subsidiaries.

Management assesses BMO's consolidated results and the associated provision for income taxes on a GAAP basis. We assess the performance of our operating groups and associated income taxes on a teb basis, and we report accordingly.

Note 23 of the audited annual consolidated financial statements provides further information on the provision for income taxes.

For further information on non-GAAP amounts, measures and ratios in this Provision for Income Taxes and Other Taxes section, refer to the Non-GAAP and Other Financial Measures section.

Effective tax rate is a percentage calculated as provision for income taxes divided by income before provision for income taxes.

Effective total tax rate is a percentage calculated as provision for income taxes and government levies other than income taxes (other taxes) divided by income before provision for income taxes.

2024 Operating Groups Performance Review

Summary

This section includes an analysis of the financial results of BMO's operating groups and descriptions of their operating segments, businesses, strategies, challenges, achievements and outlooks.


BMO Financial Group
Operating Groups
Personal and Commercial (P&C) Banking
BMO Wealth Management
BMO Capital Markets
Operating Segments
Canadian P&C
U.S. P&C
BMO Wealth Management
BMO Capital Markets
Lines of Business
• Personal and Business Banking
• Commercial Banking
• Personal and Business Banking
• Commercial Banking
• BMO North American Private Wealth
• BMO InvestorLine
• BMO Global Asset Management
• BMO Insurance
• Investment and Corporate Banking
• Global Markets
Corporate Services, including Technology and Operations

How BMO Reports Operating Group Results

BMO reports financial results for its three operating groups, one of which comprises two operating segments, all of which are supported by Corporate Units and Technology and Operations (T&O) within Corporate Services. Operating segment results include allocations from Corporate Services for treasury-related revenue, corporate and T&O costs, and capital.

BMO employs funds transfer pricing and liquidity transfer pricing between corporate treasury and the operating segments in order to assign cost or credit on assets and liabilities to facilitate effective pricing and business decision-making, and to help assess the profitability performance of each line of business. These practices also capture the cost of holding supplemental liquid assets to meet contingent liquidity requirements, as well as facilitating the management of interest rate and liquidity risk within our risk appetite framework and regulatory requirements. We review our transfer pricing methodologies at least annually in order to align with our interest rate, liquidity and funding risk management practices, and update these as appropriate.

The costs of Corporate Units and T&O services are largely allocated to the four operating segments, with any remaining amounts retained in Corporate Services. Certain expenses directly incurred to support a specific operating segment are generally allocated to that operating segment. Other expenses are generally allocated across the operating segments in amounts that are reasonably reflective of the level of support provided to each operating segment. We review our expense allocation methodologies at least annually, and update these as appropriate.

Periodically, certain lines of business and units within our organizational structure are realigned within an operating segment or transferred between operating segments and Corporate Services to support our strategic priorities. Allocations of revenue, expenses, provisions for income taxes and capital from Corporate Services to the operating groups are updated to better align with these changes.

Capital is allocated to the operating segments based on the amount of regulatory capital required to support business activities. Effective fiscal 2024, our capital allocation rate increased to 11.5% of risk-weighted assets, compared with 11.0% in fiscal 2023, in order to reflect an increase in capital requirements. Unallocated capital is reported in Corporate Services. We review our capital allocation methodologies at least annually, and update these as appropriate.

Effective the first quarter of fiscal 2024, the bank adopted IFRS 17, *Insurance Contracts* (IFRS 17), and retrospectively applied it to fiscal 2023 results and opening retained earnings as at November 1, 2022. Insurance results are now presented in non-interest revenue under insurance service results and insurance investment results. Insurance service results include insurance revenue, insurance service expenses and reinsurance results. Insurance investment results include net returns on insurance-related assets and the impact of the change in discount rates and financial assumptions on insurance contract liabilities. As a result of the transition to IFRS 17, we no longer report insurance claims, commissions and changes in policy benefits as a separate line item in the Consolidated Statement of Income.

Upon transition to IFRS 17, we voluntarily changed our accounting policy for the measurement of investment properties under IAS 40, *Investment Properties* (IAS 40), recorded in insurance-related assets on our Consolidated Balance Sheet from cost to fair value. This change was applied retrospectively to fiscal 2023 results and opening retained earnings as at November 1, 2022.

These changes did not have a material impact on regulatory capital ratios. Refer to the Changes in Accounting Policies in 2024 section for further details.

Effective the first quarter of fiscal 2024, we voluntarily changed our accounting policy for securities transactions from the settlement date to the trade date. This change was applied retrospectively, as if we had always recorded securities transactions on the trade date. As a result, there was an increase in other assets and other liabilities due to the earlier recognition of transactions, as well as the reclassification of certain balance sheet items. Fiscal 2023 comparative figures have been reclassified to conform with the current period's accounting policy change.

Effective the first quarter of fiscal 2024, the allocation of certain items from Corporate Services to the operating groups was updated to align with underlying business activity, including transfer pricing methodologies. Comparative results and ratios have been reclassified to conform with the current period's presentation.

Effective the first quarter of fiscal 2024, balances and associated revenue, expenses and provisions for credit losses related to our Canadian and U.S. indirect retail auto financing business, previously reported in Personal and Commercial Banking, are reported in Corporate Services, reflecting the exit and wind-down of this business unit. Fiscal 2023 comparative figures have been reclassified to conform with the current period's presentation.

We analyze revenue at the consolidated level based on GAAP revenue as reported in the audited annual consolidated financial statements, rather than on a taxable equivalent basis (teb), which is consistent with our Canadian banking peer group. Like many banks, BMO analyzes revenue on a teb basis at the operating segment level. Revenue and the provision for income taxes in BMO Capital Markets and U.S. P&C are increased on tax-exempt securities to equivalent pre-tax amounts in order to facilitate comparisons of income from taxable and tax-exempt sources. The offset to the segment teb adjustments is reflected in Corporate Services revenue and provision for (recovery of) income taxes. Beginning January 1, 2024, we treated certain Canadian dividends in BMO Capital Markets as non-deductible for tax purposes, due to legislation that was enacted by the Canadian government in the third quarter of fiscal 2024. As a result, we no longer report this revenue on a teb basis. Refer to the Other Regulatory Developments section for further details.

Personal and Commercial Banking[1]

TABLE 16

(Canadian $ in millions, except as noted) As at or for the year ended October 31	Canadian P&C		U.S. P&C		Total P&C	
	2024	2023	**2024**	2023	**2024**	2023
Net interest income (teb) [2]	**8,852**	8,043	**8,162**	7,607	**17,014**	15,650
Non-interest revenue	**2,587**	2,516	**1,602**	1,573	**4,189**	4,089
Total revenue (teb) [2]	**11,439**	10,559	**9,764**	9,180	**21,203**	19,739
Provision for credit losses on impaired loans	**1,326**	724	**1,274**	364	**2,600**	1,088
Provision for credit losses on performing loans	**333**	185	**389**	142	**722**	327
Total provision for credit losses	**1,659**	909	**1,663**	506	**3,322**	1,415
Non-interest expense	**5,005**	4,723	**5,898**	5,444	**10,903**	10,167
Income before income taxes	**4,775**	4,927	**2,203**	3,230	**6,978**	8,157
Provision for income taxes (teb) [2]	**1,318**	1,354	**374**	741	**1,692**	2,095
Reported net income	**3,457**	3,573	**1,829**	2,489	**5,286**	6,062
Acquisition and integration costs [3]	**17**	9	**–**	–	**17**	9
Amortization of acquisition-related intangible assets [4]	**13**	6	**283**	234	**296**	240
Adjusted net income	**3,487**	3,588	**2,112**	2,723	**5,599**	6,311
Net income available to common shareholders	**3,415**	3,534	**1,773**	2,438	**5,188**	5,972
Adjusted net income available to common shareholders	**3,445**	3,549	**2,056**	2,672	**5,501**	6,221

(1) Adjusted results are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2) Taxable equivalent basis (teb) amounts of $36 million in fiscal 2024 and $33 million in fiscal 2023, recorded in net interest income, revenue and provision for income taxes.
(3) Acquisition and integration costs related to AIR MILES, recorded in non-interest expense.
(4) Amortization of acquisition-related intangible assets and any impairments, recorded in non-interest expense.

Certain comparative figures have been reclassified to conform with the current year's presentation and for changes in accounting policy.

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and commercial operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). The P&C banking business reported net income was $5,286 million in fiscal 2024, a decrease of $776 million or 13% from the prior year. These operating segments are reviewed separately in the sections that follow.

For further information on non-GAAP amounts, measures and ratios in this 2024 Operating Groups Performance Review section, refer to the Non-GAAP and Other Financial Measures section.

Canadian Personal and Commercial Banking

Canadian Personal and Commercial Banking provides financial products and services to nearly eight million customers. Personal and Business Banking helps customers make real financial progress through a network of almost 900 branches, contact centres and digital banking platforms, with more than 3,200 automated teller machines. Commercial Banking serves clients across Canada, offering valuable industry expertise, local presence and a comprehensive range of commercial products and services.

Lines of Business

Personal and Business Banking (P&BB) provides customers with a wide range of products and services, including deposits, home lending, consumer credit, small business lending, credit cards, cash management, everyday financial and investment advice and other banking services, with an overall focus on providing an exceptional customer experience and helping them make real financial progress.

Commercial Banking provides clients with a comprehensive range of commercial products and services, including a variety of financing options and treasury and payment solutions, as well as risk management products. Our commercial bankers partner with clients to anticipate their financial needs, and offer valuable expertise and industry knowledge to help them manage and grow their businesses.

Strategic Priorities and Achievements

Key Priority: Drive growth and customer loyalty by continuing to invest in differentiating capabilities and delivering enhanced One Client experiences

2024 Achievements

- Maintained strong customer loyalty in both Personal and Business Banking and Commercial Banking, as measured by Net Promoter Score [1]
- Named Best Commercial Bank in Canada for the 10th consecutive year and Best Retail Bank in Canada for the third consecutive year by *World Finance* magazine, a testament to our understanding of our clients' evolving financial needs and dedication to delivering a digitally-enabled experience to our customers
- Received the 2024 Excellence in Customer Service Award in the Transformation of the Year category by Business Intelligence Group for our agile delivery of self-serve functionality with Interactive Voice Response through BMO Virtual Connect – our customer contact centre – using advanced analytics and customer research to enhance the customer experience
- Continued to drive our One Client strategy through stronger collaboration across businesses to address customer needs holistically

2025 Areas of Focus

- Drive strong customer loyalty, leveraging enhanced capabilities across customer channels
- Leverage our One Client strategy to provide a connected and integrated experience to our clients, with a holistic approach that addresses their needs across our businesses

Key Priority: In Personal and Business Banking, continue to drive customer acquisition, increase share of wallet, enhance digital engagement and help customers make real financial progress

2024 Achievements

- Continued to grow market share in key categories, including deposits, mortgages and credit cards, supported by our strongest year-over-year growth in customer acquisition
- Enhanced our AIR MILES Reward Program with new partnerships and features, including the new brand campaign *Collect More Moments*, offering expanded benefits and redemption options
- Helped customers grow their savings through the BMO Savings Goals feature and BMO Savings Amplifier® Account, now surpassing one million accounts
- Strengthened our offerings to support new Canadians by providing award-winning digital and product experience, supported by a robust partnership ecosystem:
  - Partnered with Nova Credit, a leading cross-border credit bureau, to access customers' international credit history and make their financial transition to Canada faster, easier and more inclusive
  - Provided access to our BMO SmartProgress® online financial education platform, which provides newcomers with a customized, on-demand and interactive learning experience on the Canadian banking system
  - Welcomed new Canadians with BMO's award-winning BMO NewStart® Program – supporting them with special banking offers and personalized solutions
  - Partnered with PeaceGeeks to support financial literacy through the Welcome to Canada app
- Enhanced our support for Indigenous customers by launching the Virtual Indigenous Branch, a relationship-based banking option for rural and northern Indigenous communities; updated our Indigenous Mortgage Lending Program; and launched a tailored financial education program through BMO SmartProgress®

(1) Net Promoter Score (NPS): The percentage of customers surveyed who would recommend BMO to a friend or colleague.

2025 Areas of Focus

- Drive customer acquisition through our differentiated value proposition, enabled by analytics and digital marketing capabilities
- Deliver differentiated products and services that meet customers' needs and help them make real financial progress
- Continue to build on our AIR MILES Reward Program through product relationships with collectors and reward program partners

Key Priority: In Commercial Banking, maintain focus on key sectors and geographies, and enhance the client experience through innovative capabilities and products, including climate transition and Digital First solutions

2024 Achievements

- Maintained our second-place ranking in national lending market share with strong positions in key regions
- Named the silver medalist in the Datos Insights 2024 Impact Awards in the Commercial Banking, Artificial Intelligence (AI) and Advanced Analytics category, for the development of our One Client relationship network platform that provides greater insight into our clients and their needs, better enabling BMO to offer them holistic and tailored solutions
- Established a Sustainable Banking and Clean Energy team, launched climate-related products across sectors and rolled out climate training for Commercial bankers in support of BMO's Climate Ambition to be our clients' lead partner in the transition to a net zero world
- Deepened client relationships through our robust Online Banking for Business platform and the integration of North American B2B digital platforms, contributing to strong deposit growth

2025 Areas of Focus

- Continue to invest in core sectors and geographies, with a focus on optimizing returns and prudently managing risk
- Deepen relationships through simplification and digital innovation to drive deposit growth
- Continue to develop climate and carbon transition solutions for our clients

Key Priority: Drive efficiencies by simplifying and streamlining operations, and investing in digital capabilities

2024 Achievements

- Ranked first among Canadian financial institutions by EMARKETER in its Canada Mobile Banking Emerging Features Benchmark 2024, with a top overall mobile app score, as well as in the Account Management, Alerts and Digital Money Management categories
- Received two Digital Customer Experience (CX) Awards from *The Digital Banker* for leadership in digital innovation and helping customers make financial progress – Outstanding Use of Digital Channels for Improved CX, recognizing our BMO SmartProgress® financial education platform, and Best Technology Implementation for Digital CX, recognizing the BMO Savings Goals feature in the BMO Mobile Banking app
- Recognized by *The Digital Banker* with the Best Product Launch award for our Extend for BMO corporate card, a virtual card payment option in partnership with Extend that enables clients to create and send virtual cards to manage the payment needs of their business with digital control and efficiency – a first-of-its-kind product in Canada
- Received the Design Concept 2024 award from Red Dot in the Interaction, User Interface and User Experience category for redesigning the digital business banking experience for a select group of small and medium-sized enterprise clients in Canada – the first bank in North America to win this award
- Enhanced our integration with Xero, a global cloud-based accounting platform that enables clients to connect to multiple companies, improving functionality and expanding the offering based on customer feedback

2025 Areas of Focus

- Continue to simplify and digitize processes to enhance efficiency and make it easier and faster for customers to interact with us
- Continue to strengthen digital capabilities, leveraging existing and new partnerships and delivering leading digital experiences to our customers

Key Priority: Foster a winning culture, focused on alignment, empowerment and recognition, with a commitment to a diverse and inclusive workplace

2024 Achievements

- Recognized at the Business Transformation and Operational Excellence Awards summit for transforming BMO Virtual Connect, our customer-contact centre, into a world-class virtual financial services employer
- Delivered strong employee engagement and winning culture, with index scores in specific areas, including engagement, diversity and ethics, that place us among leading global companies

2025 Areas of Focus

- Continue to attract and develop a diverse workforce and promote an inclusive workplace
- Maintain a world-class, winning culture and continue to drive leading employee engagement

Canadian P&C [1]

TABLE 17

(Canadian $ in millions, except as noted) As at or for the year ended October 31	2024	2023
Net interest income	8,852	8,043
Non-interest revenue	2,587	2,516
Total revenue	11,439	10,559
Provision for credit losses on impaired loans	1,326	724
Provision for credit losses on performing loans	333	185
Total provision for credit losses	1,659	909
Non-interest expense	5,005	4,723
Income before income taxes	4,775	4,927
Provision for income taxes	1,318	1,354
Reported net income	3,457	3,573
Acquisition and integration costs [2]	17	9
Amortization of acquisition-related intangible assets [3]	13	6
Adjusted net income	3,487	3,588
Adjusted non-interest expense	4,964	4,702
Net income available to common shareholders	3,415	3,534
Adjusted net income available to common shareholders	3,445	3,549
Key Performance Metrics		
Personal and Business Banking revenue	8,231	7,537
Commercial Banking revenue	3,208	3,022
Return on equity (%) [4]	21.4	26.6
Adjusted return on equity (%) [4]	21.5	26.7
Operating leverage (%)	2.3	(0.4)
Adjusted operating leverage (%)	2.7	–
Efficiency ratio (%)	43.8	44.7
PCL on impaired loans to average net loans and acceptances (%)	0.41	0.24
Net interest margin on average earning assets (%)	2.77	2.72
Average earning assets	319,795	296,164
Average gross loans and acceptances	324,082	307,296
Average net loans and acceptances	322,304	305,931
Average deposits	301,278	272,573
Full-time equivalent employees	16,140	16,100

(1) Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2) Acquisition and integration costs related to AIR MILES, recorded in non-interest expense.
(3) Amortization of acquisition-related intangible assets and any impairments, recorded in non-interest expense.
(4) Return on equity is based on allocated capital. Effective fiscal 2024, the capital allocation rate increased to 11.5% of risk-weighted assets, compared with 11.0% in fiscal 2023. For further information, refer to the Non-GAAP and Other Financial Measures section.

Certain comparative figures have been reclassified to conform with the current year's presentation and for changes in accounting policy.

Revenue by Line of Business
($ millions)



Average Deposits
($ billions)



Average Gross Loans and Acceptances*
($ billions)



*Numbers may not add due to rounding.

MD&A

Financial Review

Canadian P&C reported net income was $3,457 million, a decrease of $116 million or 3% from the prior year, with strong revenue growth more than offset by higher provisions for credit losses and higher expenses.

Total revenue was $11,439 million, an increase of $880 million or 8% from the prior year. Net interest income increased $809 million or 10%, due to higher balances and net interest margins. Non-interest revenue increased $71 million or 3%, primarily due to the inclusion of AIR MILES, higher mutual fund distribution fee revenue and card-related revenue, partially offset by lower commercial lending fee revenue. Net interest margin of 2.77% increased 5 basis points from the prior year, due to higher loan margins and deposits growing faster than loans, partially offset by lower deposit margins. The impact of the transition of bankers' acceptances exposures to loans in Commercial Banking resulted in lower non-interest revenue offset in net interest income, with a modest reduction in the net interest margin.

Personal and Business Banking revenue increased $694 million or 9%, due to higher net interest income and non-interest revenue. Commercial Banking revenue increased $186 million or 6%, due to higher net interest income, partially offset by lower non-interest revenue.

Total provision for credit losses was $1,659 million, an increase of $750 million from the prior year. The provision for credit losses on impaired loans was $1,326 million, an increase of $602 million from the prior year, reflecting higher provisions in Personal and Business Banking, driven by unsecured segments of the consumer portfolio, and Commercial Banking. There was a $333 million provision for credit losses on performing loans in the current year, compared with a $185 million provision in the prior year.

Non-interest expense was $5,005 million, an increase of $282 million or 6% from the prior year, reflecting the inclusion of AIR MILES, and higher operating and technology costs, partially offset by severance in the prior year.

Average gross loans and acceptances increased $16.8 billion or 5% from the prior year. Personal and Business Banking loan balances increased 5%. Commercial Banking loan balances increased 4% and credit card balances increased 18%. Average deposits increased $28.7 billion or 11% from the prior year, driven by strong growth in term deposits. Personal and Business Banking deposits increased 9% and Commercial Banking deposits increased 14%.

For further information on non-GAAP amounts, measures and ratios in this 2024 Operating Groups Performance Review section, refer to the Non-GAAP and Other Financial Measures section.

Business Environment and Outlook

Canadian P&C delivered resilient performance in fiscal 2024, as we adapted to an evolving economic environment. With inflation returning to targeted levels, the Bank of Canada lowered its key policy rate by a cumulative 125 basis points starting in June 2024, although policy rates remain restrictive. GDP growth slowed slightly compared with the prior year and the unemployment rate increased by almost 1% to 6.5% as at October 2024.

The higher interest rate environment continued to drive steady growth in term deposits for most of fiscal 2024, including ongoing migration from chequing and savings accounts, which began to abate in recent months as interest rates declined and equity markets improved. In response to slower housing market activity, mortgage growth moderated from the prior year, but remained healthy, supported by robust population growth and strong customer acquisition. Credit card growth remained strong, supported by continued account growth and consumer spending, and higher revolving balances. Business lending growth eased, as clients continued to manage their balance sheets in the higher interest rate environment. Credit losses increased, with higher consumer delinquencies and insolvencies reflecting rising unemployment, as well as higher impairment rates for business banking and commercial clients.

The Canadian economy is expected to expand moderately in 2025 and the Bank of Canada is anticipated to reduce interest rates by an additional 125 basis points to 2.5% by June 2025. Deposit growth is expected to continue to slow, reflecting a decrease in demand for term deposits as customers seeking higher yielding products migrate to equity markets. Mortgage growth is forecasted to gradually pick up as housing market activity improves and new mortgage rules take effect. Credit card growth is expected to ease from current high levels. Business lending is expected to improve at a moderate pace in 2025 in response to lower interest rates. The lower cost of borrowing is expected to ease pressure on household and business balance sheets through the year.

We continue to invest in our business with a focus on delivering exceptional customer solutions and advice, together with leading digital experiences, and execute on our strategy to drive business growth in any environment.

The Canadian economic environment in calendar 2024 and the outlook for calendar 2025 are discussed in more detail in the Economic Developments and Outlook section.

Caution
This Canadian Personal and Commercial Banking section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

U.S. Personal and Commercial Banking

U.S. Personal and Commercial Banking provides financial products and services to four million customers. Personal and Business Banking helps customers make real financial progress through an extensive network of nearly 1,000 branches, with nationwide access to contact centres, digital banking platforms and more than 40,000 BMO and Allpoint® automated teller machines. Commercial Banking serves clients across the United States, offering valuable industry expertise, local presence and a comprehensive range of commercial products and services.

Lines of Business

Personal and Business Banking (P&BB) provides customers with a wide range of products and services, including deposits, home lending, consumer credit, small business lending, credit cards, cash management and other banking services, with an overall focus on providing an exceptional customer experience and helping them make real financial progress.

Commercial Banking provides clients with a comprehensive range of commercial products and services, including a variety of financing options and treasury and payment solutions, as well as risk management products. Our commercial bankers partner with clients to anticipate their financial needs, and offer valuable expertise and industry knowledge to help them manage and grow their businesses.

Strategic Priorities and Achievements

Key Priority: Drive growth and customer loyalty by continuing to invest in differentiating capabilities and delivering enhanced One Client experiences

2024 Achievements

- Achieved strong customer loyalty in both Personal and Business Banking and Commercial Banking, as measured by Net Promoter Score [1]
- Named Best Commercial Bank in the United States for the second consecutive year by *World Finance* magazine, in recognition of our efforts to provide a more comprehensive range of banking products and services
- Received the 2024 Celent Model Bank Award for integration excellence and in recognition of best practices in migrating and onboarding nearly two million Bank of the West customers to BMO within a short time frame, reflecting our Digital First, customer-centric approach
- Rated Outstanding by the Office of the Comptroller of the Currency for our *Community Reinvestment Act* performance [2], demonstrating our commitment to supporting communities with moderate or low income levels

2025 Areas of Focus

- Drive strong customer loyalty, leveraging enhanced capabilities across customer channels
- Leverage our One Client strategy to provide a connected and integrated experience to our clients, with a holistic approach that addresses their needs across our businesses

Key Priority: In Personal and Business Banking, continue to drive customer acquisition, increase share of wallet, enhance digital engagement and help customers make real financial progress

2024 Achievements

- Continued to build our digital sales and service capabilities, with more than one third of our core banking products purchased and delivered digitally, our digital adoption rate increasing nearly 300 basis points year-over-year, and more than 80% of service transactions completed through self-serve channels, allowing our front-line employees to focus on delivering leading advisory services
- Achieved strong customer acquisition across our markets through a differentiated value proposition and marketing investments, leveraging strong brand awareness
- Continued to empower members of historically underserved communities, including Asian, veteran, LGBTQ+, Black, Latinx, Native American and women-owned businesses by providing access to affordable credit, partnerships and resources for sustainable growth
- Engaged in personalized conversations through more than one million Real Financial Progress™ Progress Checks to help our customers identify and achieve their financial goals
- Launched the Greener Future Financing program for small and medium-sized agriculture businesses, offering climate resiliency loan discounts and green business advisory services to support, educate and advise business owners

(1) Net Promoter Score (NPS): The percentage of customers surveyed who would recommend BMO to a friend or colleague.
(2) Announced in fiscal 2024: Outstanding rating for BMO's *Community Reinvestment Act* performance from January 2020 to December 2022.

2025 Areas of Focus

- Drive customer acquisition through our differentiated value proposition enabled by digital and marketing capabilities, leveraging our expanded footprint and realizing synergies of scale
- Deliver differentiated products and services that meet customers' needs and help them make real financial progress

Key Priority: In Commercial Banking, maintain focus on key sectors and geographies, and enhance the client experience through innovative capabilities and products, including climate transition and Digital First solutions

2024 Achievements

- Maintained Top 10 ranking in commercial banking, based on total wholesale loans
- Added a dedicated local Media Finance team in Los Angeles to support our commercial banking clients in the media and entertainment sector, building on the longstanding success of our Canadian team
- Expanded BMO's service to the wine and spirits industry by growing the commercial coverage team and adding specialized middle market mergers and acquisitions experts to complement our leading wine lending business
- Recognized as *Global Finance* magazine's 2024 Best Bank for Transaction Banking in the Western United States
- Received the 2024 Leadership Award from Midwest Food Matters: Global Midwest Alliance in recognition of our Food, Consumer and Agribusiness Group

2025 Areas of Focus

- Maintain a focus on key sectors and geographies while leveraging our wider footprint to unlock synergies, with a focus on optimizing returns and prudently managing risk
- Deepen relationships through simplification and digital innovation to drive deposit growth
- Continue to develop solutions and capabilities to support our clients on their climate and carbon transition journey

Key Priority: Drive efficiencies by simplifying and streamlining operations, and investing in digital capabilities

2024 Achievements

- Implemented enhanced digital capabilities in BMO Virtual Connect, our customer-contact centre, improving the caller experience, reducing wait times for customers, and creating operational efficiencies
- Invested in key digital capabilities, such as launching PaySmart™, a credit card instalment feature that simplifies card transactions and helps customers build a credit history, as well as enhancing the Online Banking and Mobile Banking app customer experience, including the Increase My Security feature
- Partnered with Elavon to offer an innovative acquiring and payment processing solutions platform to our merchant services clients to make accepting payments easier for our clients and their customers
- Launched Virtual Account Management services for commercial clients to help reduce their administrative costs, save time, reconcile accounts more efficiently and manage liquidity across entities
- Ranked among *Fast Company*'s list of the World's Most Innovative Companies of 2024 in the Personal Finance category for redesigning our digital banking experience and modernizing the underlying technology, leading to improved customer satisfaction
- Recognized as a leader in the Financial Fitness Category on Javelin's 2024 Online Banking Scorecard
- Named a 2024 CIO 100 award winner for BMO Alto™, our online high-yielding deposit account offering available to customers nationally

2025 Areas of Focus

- Continue to simplify and digitize processes to enhance efficiency and make it easier and faster for customers to interact with us
- Continue to strengthen digital capabilities, leveraging existing and new partnerships and delivering leading digital experiences to our customers

Key Priority: Foster a winning culture, focused on alignment, empowerment and recognition, with a commitment to a diverse and inclusive workplace

2024 Achievements

- Received a top score on the Disability Equality Index® for the ninth consecutive year, recognizing BMO's dedication to fostering an inclusive workplace and ranking BMO as one of the Best Places to Work for Disability Inclusion in the United States
- Recognized by *Forbes* magazine as one of the Best Employers for Diversity for the sixth consecutive year
- Expanded BMORE, our inclusive hiring and employment program focused on improving access to careers, skills and advancement in the financial industry, with a recruiting focus in Phoenix, Los Angeles, Chicago, Milwaukee and Madison
- Delivered solid employee engagement and winning culture, with index scores in specific areas, including diversity and ethics, that place us among leading global companies

2025 Areas of Focus

- Continue to attract and develop a diverse workforce and promote an inclusive workplace
- Maintain a world-class, winning culture and continue to drive strong employee engagement

U.S. P&C [1]

TABLE 18

(Canadian $ in millions, except as noted)
As at or for the year ended October 31

	2024	2023
Net interest income (teb) [2]	**8,162**	7,607
Non-interest revenue	**1,602**	1,573
Total revenue (teb) [2]	**9,764**	9,180
Provision for credit losses on impaired loans	**1,274**	364
Provision for credit losses on performing loans	**389**	142
Total provision for credit losses	**1,663**	506
Non-interest expense	**5,898**	5,444
Income before income taxes	**2,203**	3,230
Provision for income taxes (teb) [2]	**374**	741
Reported net income	**1,829**	2,489
Amortization of acquisition-related intangible assets [3]	**283**	234
Adjusted net income	**2,112**	2,723
Adjusted non-interest expense	**5,517**	5,129
Net income available to common shareholders	**1,773**	2,438
Adjusted net income available to common shareholders	**2,056**	2,672
Average earning assets	**215,987**	195,363
Average gross loans and acceptances	**204,794**	189,667
Average deposits	**222,276**	198,714
(US$ equivalent in millions)		
Net interest income (teb) [2]	**6,006**	5,635
Non-interest revenue	**1,179**	1,165
Total revenue (teb) [2]	**7,185**	6,800
Provision for credit losses on impaired loans	**935**	270
Provision for credit losses on performing loans	**283**	106
Total provision for credit losses	**1,218**	376
Non-interest expense	**4,339**	4,033
Income before income taxes	**1,628**	2,391
Provision for income taxes (teb) [2]	**276**	548
Reported net income	**1,352**	1,843
Amortization of acquisition-related intangible assets [3]	**209**	173
Adjusted net income	**1,561**	2,016
Adjusted non-interest expense	**4,059**	3,800
Net income available to common shareholders	**1,310**	1,805
Adjusted net income available to common shareholders	**1,521**	1,983

Key Performance Metrics (US$ basis)

	2024	2023
Personal and Business Banking revenue	**2,769**	2,607
Commercial Banking revenue	**4,416**	4,193
Return on equity (%) [4]	**5.4**	8.8
Adjusted return on equity (%) [4]	**6.2**	9.7
Operating leverage (teb) (%)	**(1.9)**	(30.4)
Adjusted operating leverage (teb) (%)	**(1.1)**	(20.6)
Efficiency ratio (teb) (%)	**60.4**	59.3
Adjusted efficiency ratio (teb) (%)	**56.5**	55.9
Net interest margin on average earning assets (teb) (%)	**3.78**	3.89
PCL on impaired loans to average net loans and acceptances (%)	**0.63**	0.19
Average earning assets	**158,919**	144,732
Average gross loans and acceptances	**150,687**	140,508
Average net loans and acceptances	**149,396**	139,236
Average deposits	**163,540**	147,218
Full-time equivalent employees	**11,540**	12,177

(1) Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.

(2) Taxable equivalent basis (teb) amounts of $36 million in fiscal 2024 and $33 million in fiscal 2023, recorded in net interest income, revenue and provision for income taxes, and were reflected in the ratios. On a source currency basis: US$25 million in both fiscal 2024 and fiscal 2023.

(3) Amortization of acquisition-related intangible assets and any impairments, recorded in non-interest expense. On a source currency basis: US$280 million in fiscal 2024 and US$233 million in fiscal 2023.

(4) Return on equity is based on allocated capital. Effective fiscal 2024, the capital allocation rate increased to 11.5% of risk-weighted assets, compared with 11.0% in fiscal 2023. For further information, refer to the Non-GAAP and Other Financial Measures section.

Certain comparative figures have been reclassified to conform with the current year's presentation and for changes in accounting policy.

Revenue by Line of Business (teb) [2]
(US$ millions)



- Personal and Business Banking
- Commercial Banking

Average Deposits
(US$ billions)



- Personal and Business Banking
- Commercial Banking

Average Gross Loans and Acceptances*
(US$ billions)



- Personal and Business Banking
- Commercial Banking

*Numbers may not add due to rounding.

Financial Review

U.S. P&C reported net income was $1,829 million, a decrease of $660 million or 27% from the prior year. The impact of the stronger U.S. dollar increased growth in revenue, expenses and net income by 1%, respectively. All amounts in the remainder of this section are presented on a U.S. dollar basis.

Reported net income was $1,352 million, a decrease of $491 million or 27% from the prior year, as higher revenue was more than offset by a higher provision for credit losses and higher expenses.

Total revenue was $7,185 million, an increase of $385 million or 6% from the prior year, reflecting the inclusion of one additional quarter of Bank of the West results. Net interest income increased $371 million or 7%, primarily due to higher balances, partially offset by lower net interest margins. Non-interest revenue increased $14 million from the prior year. Net interest margin of 3.78% decreased 11 basis points from the prior year, primarily due to lower deposit and loan margins, partially offset by deposits growing faster than loans.

Personal and Business Banking revenue increased $162 million or 6% due to higher net interest income, partially offset by lower non-interest revenue. Commercial Banking revenue increased $223 million or 5%, due to higher net interest income and non-interest revenue.

Total provision for credit losses was $1,218 million, an increase of $842 million from the prior year. The provision for credit losses on impaired loans was $935 million, an increase of $665 million due to higher provisions in Commercial Banking and Personal and Business Banking. There was a $283 million provision for credit losses on performing loans in the current year, compared with a $106 million provision in the prior year.

Non-interest expense was $4,339 million, an increase of $306 million or 8% from the prior year, primarily reflecting the impact of one additional quarter of Bank of the West, net of realized cost synergies.

Average gross loans and acceptances increased $10.2 billion or 7% from the prior year to $150.7 billion, primarily due to the impact of one additional quarter of Bank of the West results. Personal and Business Banking loan balances increased 15%, net of the sale of the recreational vehicle loan portfolio in the first quarter of fiscal 2024, and Commercial Banking loan balances increased 5%. Average total deposits increased $16.3 billion or 11% to $163.5 billion. Personal and Business Banking deposits increased 19% and Commercial Banking balances increased 4%.

For further information on non-GAAP amounts, measures and ratios in this 2024 Operating Groups Performance Review section, refer to the Non-GAAP and Other Financial Measures section.

Business Environment and Outlook

U.S. P&C performance in fiscal 2024 benefitted from one additional quarter of results from Bank of the West and the achievement of expense synergies following the successful conversion, integration and brand alignment across our U.S. markets, but was negatively impacted by a more challenging banking environment. U.S. GDP growth in 2024 moderated slightly from 2023, but remained strong. However, the U.S. banking industry experienced muted loan demand and continued competition for deposits, reflecting the high interest rate environment, which increased funding costs and put pressure on net interest margins. Year-over-year growth in overall commercial loan balances decelerated in response to high interest rates, weakness in the commercial real estate market and uncertainty over the outcome of the presidential election, while mortgage and home equity loans moderated amid a weaker housing market. Deposit growth improved in the second half of the year, benefitting from good customer acquisition as a result of investments in marketing and digital capabilities. Provisions for credit losses have increased and were elevated in the second half of the year, reflecting the impact of higher interest rates on debt servicing costs, changes in consumer preferences for products and services, and weakness in the commercial real estate and transportation sectors.

The U.S. economy is projected to grow at a healthy but more moderate pace in calendar 2025, supported by lower interest rates and expansionary fiscal policies, including a possible reduction in the corporate tax rate. The Federal Reserve lowered its key lending rate for the first time in four years in September 2024 by 50 basis points and will likely continue to reduce rates in 2025. As a result, business and consumer lending demand is expected to improve through fiscal 2025 while deposit costs should stabilize. The lower cost of borrowing is expected to ease pressure on household and business balance sheets.

Leveraging our diversified Commercial Banking franchise, an expanded Personal and Business Banking franchise and a national digital deposit platform, we are well-positioned to drive profitable growth and customer loyalty. We will remain focused on driving efficiencies by simplifying and streamlining operations and investing in digital capabilities.

The U.S. economic environment in calendar 2024 and the outlook for calendar 2025 are discussed in more detail in the Economic Developments and Outlook section.

Caution
This U.S. Personal and Commercial Banking section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Wealth Management

BMO Wealth Management serves a full range of clients, from individuals and families to business owners and institutions, offering a wide spectrum of wealth, asset management and insurance products and services aimed at helping clients make real financial progress through planning, growing, protecting and transitioning their wealth. Our asset management business is focused on making a positive impact and delivering innovative financial solutions and strategies for our clients.

Lines of Business

BMO North American Private Wealth provides full-service investing, banking and wealth advisory services to mass affluent, high net worth and ultra-high net worth clients, leveraging individualized financial planning and advice-based solutions such as investment management, business succession planning, trust and estate services and philanthropy.

BMO InvestorLine leads Wealth Management's digital investing services, offering three ways for Canadian clients to invest: a self-directed online trading platform for investors who want to be in control of their investments; adviceDirect® for investors who want to make their own investment decisions with personalized advice and support; and SmartFolio® for investors who want low-fee, professionally managed portfolios aligned with their investment objectives.

BMO Global Asset Management provides investment management services to institutional, retail and high net worth investors, offering a wide range of innovative, client-focused solutions and strategies to help clients meet their investment objectives.

BMO Insurance is a diversified insurance and wealth solutions provider and a leader in pension de-risking solutions. The group manufactures individual life, critical illness and annuity products, as well as segregated funds.

Strategic Priorities and Achievements

Key Priority: Advance our leadership in private wealth advisory services across North America through a One Client approach to plan, grow, protect and transition our clients' wealth

2024 Achievements

- Achieved our highest ever loyalty scores across most of our businesses as measured by Net Promoter Score [1], reflecting our continued investment in improving the client experience
- Named Best Private Bank in Canada for the 14th consecutive year and Best Private Bank in the United States for the second consecutive year by *World Finance* magazine, in recognition of our commitment to clients, customers and the communities we serve
- Expanded our U.S. Wealth Management's Law Practice advisory services to incorporate a national approach and provide clients with curated solutions for both law firms and lawyers, deepening our One Client offerings with commercial clients
- Delivered holistic client solutions, continued to strengthen our differentiated service offerings and won significant mandates by forming cross-BMO deal teams
- Responded to individual client needs and preferences by introducing complementary investment solutions and channels, ranging from self-directed to full-service investing

2025 Area of Focus

- Accelerate growth across our client base by strengthening product and service offerings, deepening client relationships and growing distribution in core markets across North America, while maintaining top-tier client loyalty scores

Key Priority: Extend our advantage as a solutions provider, expanding asset management and insurance offerings in key growth areas to provide innovative, competitive product solutions that meet the evolving needs of our clients, including climate transition

2024 Achievements

- Ranked #1 in satisfaction with the Wealth Management digital experience among full-service investors in the J.D. Power [2] 2024 Canada Wealth Management Digital Experience Study
- BMO Global Equity Fund received a 5-star Morningstar rating and BMO Global Asset Management received top-tier rankings for most of the global mandates for which it is the portfolio manager, contributing to increased mutual fund flows
- Maintained a leadership position in exchange-traded funds (ETFs) net flows [3], with six new ETFs launched, including the BMO Gold Bullion ETF, making the precious metals market accessible to more clients
- Received 23 FundGrade A+® Awards from analytics firm Fundata Canada Inc. for consistent, risk-adjusted performance. BMO won awards for four mutual funds and 19 ETFs – the most ETF awards among all fund providers rated in 2023 [4]
- Received 10 Canada LSEG Lipper Fund Awards [5], which recognize funds and fund management firms that provide consistently strong risk-adjusted performance relative to their peers. Six best-in-class awards went to BMO ETFs, and four went to BMO Mutual Funds

(1) Net Promoter Score (NPS): The percentage of customers surveyed who would recommend BMO to a friend or colleague.
(2) For more information, refer to www.jdpower.com/business.
(3) National Bank ETF Report as at December 31, 2023.
(4) Announced in fiscal 2024.
(5) Announced in fiscal 2024: 2023 Canada LSEG Lipper Fund Awards.

- BMO Insurance was the first Canadian provider to offer a 30-year Guaranteed Interest Annuity (GIA) as part of our focus on offering innovative solutions to meet the growing retirement needs of Canadians
- Recognized by Institutional Connect with its Climate Change Partner Award for our approach to investment management, stewardship strategy and product development through market education initiatives [1]
- Partnered with Tree Canada to plant a tree for each BMO Private Wealth account that is switched from paper to electronic delivery of documents during September and October 2024, a testament to our commitment to be our clients' lead partner in the transition to a net zero world – in collaboration with Tree Canada, we are on track to plant more than 4,000 trees

2025 Area of Focus

- Expand product solutions and distribution across BMO channels to deliver innovative, competitive and client-centric products to all BMO clients

Key Priority: Deliver top-tier digital wealth management offerings, building on our differentiated digital advisory capabilities to simplify, streamline and integrate digital client experiences

2024 Achievements

- Achieved top-tier user rating for our BMO Invest mobile app for both iOS and Android platforms, reflecting our ongoing investment in the digital client experience [2]
- Offered an enhanced Active Trader experience through the introduction of new tools to the BMO InvestorLine® platform, including strategy builders, options screeners and the ability to trade multi-leg options, as well as lower commission rates – among the lowest in Canada
- Expanded BMO digital banking services to include digital wires to U.S. Private Bank and Family Office, making it easier for clients to bank with BMO
- BMO Insurance launched an artificial intelligence (AI) powered digital assistant in Canada, designed to enhance and accelerate the underwriting process, coupled with program improvements that simplify requirements and provide an enhanced digital self-serve channel, delivering more accessible life insurance coverage to Canadian customers when and where they need it

2025 Area of Focus

- Continue to invest in technology platforms to simplify, streamline and integrate digital experiences for our clients, along with leading advisor-facing tools and practice support

Key Priority: Foster a winning culture focused on alignment, empowerment and recognition, with a commitment to a diverse and inclusive workplace that promotes innovation and collaboration

2024 Achievements

- Delivered solid employee engagement and winning culture, with index scores in specific areas, including diversity and ethics, that place us among leading global companies
- Introduced programs intended to provide meaningful enhancements to employee wellness and support
- Launched new leadership development programs to unlock the growth potential of our workforce and drive performance
- Launched a BMO Insurance rotational program for recent graduates in the actuarial field, demonstrating our commitment to attracting and developing diverse talent by providing access to development opportunities and meaningful career experience

2025 Area of Focus

- Continue to attract and develop a diverse workforce with critical skill sets aligned with our strategic focus

(1) Announced in fiscal 2024: 2023 Institutional Connect Awards.
(2) App Store Rating as at October 31, 2024.

BMO Wealth Management [1]

TABLE 19

(Canadian $ in millions, except as noted)

As at or for the year ended October 31	2024	2023
Net interest income	**1,313**	1,380
Non-interest revenue	**4,333**	4,031
Total revenue	**5,646**	5,411
Provision for credit losses on impaired loans	**26**	5
Provision for credit losses on performing loans	**5**	13
Total provision for credit losses	**31**	18
Non-interest expense	**3,968**	3,878
Income before income taxes	**1,647**	1,515
Provision for income taxes	**399**	369
Reported net income	**1,248**	1,146
Amortization of acquisition-related intangible assets [2]	**7**	4
Adjusted net income	**1,255**	1,150
Adjusted non-interest expense	**3,959**	3,871
Net income available to common shareholders	**1,239**	1,138
Adjusted net income available to common shareholders	**1,246**	1,142
Key Performance Metrics		
Wealth and Asset Management reported net income	**1,012**	824
Wealth and Asset Management adjusted net income	**1,019**	828
Insurance reported net income	**236**	322
Return on equity (%) [3]	**26.0**	24.6
Adjusted return on equity (%) [3]	**26.1**	24.7
Operating leverage (%) [4]	**2.0**	11.3
Adjusted operating leverage (%) [4]	**2.1**	(4.4)
Efficiency ratio (%)	**70.3**	71.7
Adjusted efficiency ratio (%)	**70.1**	71.6
PCL on impaired loans to average net loans and acceptances (%)	**0.06**	0.01
Average assets	**64,674**	60,092
Average gross loans and acceptances	**42,905**	40,855
Average net loans and acceptances	**42,855**	40,809
Average deposits	**61,453**	61,627
Assets under administration (AUA) [5]	**361,250**	416,352
Assets under management (AUM)	**422,701**	332,947
Full-time equivalent employees	**6,244**	6,417

U.S. Business Select Financial Data (US$ in millions)

	2024	2023
Total revenue	**771**	766
Non-interest expense	**583**	600
Reported net income	**133**	119
Adjusted non-interest expense	**576**	595
Adjusted net income	**138**	123
Average gross loans and acceptances	**10,574**	9,776
Average deposits	**11,464**	11,975

(1) Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2) Amortization of acquisition-related intangible assets and any impairments, recorded in non-interest expense.
(3) Return on equity is based on allocated capital. Effective fiscal 2024, the capital allocation rate increased to 11.5% of risk-weighted assets, compared with 11.0% in fiscal 2023. For further information, refer to the Non-GAAP and Other Financial Measures section.
(4) Prior to November 1, 2022, we presented adjusted revenue on a basis net of insurance claims, commissions and changes in policy benefit liabilities (CCPB). Beginning the first quarter of fiscal 2023, we no longer report CCPB, given the adoption and retrospective application of IFRS 17. For periods prior to November 1, 2022, efficiency ratio and operating leverage were calculated based on revenue, net of CCPB. Revenue, net of CCPB, was $5,190 million in fiscal 2022. Measures and ratios presented on a basis net of CCPB are non-GAAP amounts. For more information, refer to the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section of the 2023 Annual MD&A.
(5) Certain assets under management that are also administered by BMO are included in assets under administration.

Certain comparative figures have been reclassified to conform with the current year's presentation and for changes in accounting policy.

MD&A

Reported Net Income
($ millions)



■ Wealth and Asset Management
■ Insurance

AUA and AUM
($ billions)



■ AUA
■ AUM

2024 Net Revenue by Line of Business
(%)



6% BMO Insurance
8% BMO InvestorLine
18% BMO Global Asset Management
19% BMO Wealth Management U.S.
49% BMO Private Wealth

Financial Review

BMO Wealth Management reported results reflected the adoption of IFRS 17, *Insurance Contracts* (IFRS 17), effective November 1, 2023. IFRS 17 provides a comprehensive approach to accounting for all types of insurance contracts and replaced IFRS 4, *Insurance Contracts.* Insurance results are now presented in non-interest revenue under insurance service results and insurance investment results. As a result of the adoption and retrospective application of IFRS 17 to our fiscal 2023 results, we no longer report insurance claims, commissions and changes in policy benefit liabilities. For further details, refer to Note 1 of the audited annual consolidated financial statements.

Reported net income was $1,248 million, an increase of $102 million or 9% from the prior year. Wealth and Asset Management reported net income was $1,012 million, an increase of $188 million or 23%, and included one additional quarter of Bank of the West results, compared with the prior year. Insurance net income was $236 million, a decrease of $86 million or 27%.

Total revenue was $5,646 million, an increase of $235 million or 4%. Revenue in Wealth and Asset Management was $5,279 million, an increase of $349 million or 7%, due to growth in client assets, including the impact of stronger global markets, and higher revenue from online brokerage transactions, partially offset by lower net interest income due to lower margins. Insurance revenue was $367 million, a decrease of $114 million, reflecting changes in portfolio positioning during the transition to IFRS 17.

The total provision for credit losses was $31 million, compared with an $18 million provision in the prior year. The provision for credit losses on impaired loans increased $21 million and the provision for credit losses on performing loans decreased $8 million.

Non-interest expense was $3,968 million, an increase of $90 million or 2% from the prior year, due to higher revenue-based costs and our investment in talent, partially offset by operational efficiencies.

Assets under management increased $89.8 billion or 27% from the prior year to $422.7 billion, driven by stronger global markets and higher net client assets. Assets under administration decreased $55.1 billion or 13% to $361.2 billion, primarily due to the exit of our Institutional Trust Services operations in the first quarter of fiscal 2024, partially offset by stronger global markets. Average gross loans increased 5% and average deposits were relatively unchanged from the prior year.

For further information on non-GAAP amounts, measures and ratios in this 2024 Operating Groups Performance Review section, refer to the Non-GAAP and Other Financial Measures section.

Business Environment and Outlook

BMO Wealth Management results benefitted from growing momentum in equity markets through fiscal 2024, with a moderation of inflationary pressures and declining interest rates in the second half of the year. Higher assets under management from stronger global markets and net new asset flows supported revenue growth, offsetting the industry-wide reduction in asset yields and lower net interest margins from deposit migration to higher yielding assets. We continue to invest in technology platforms to simplify, streamline and integrate digital solutions for our clients, along with advisor-facing tools. BMO Global Asset Management and Insurance expanded their product offerings in key growth areas to provide innovative, competitive product solutions that meet the evolving needs of our clients.

The outlook for lower interest rates and stronger market activity should support continued growth in fiscal 2025. However, the economic environment and equity markets continue to be affected by global developments, heightened geopolitical tensions and other factors that may impact our overall business performance.

We continue to support our clients with expert advice and investment solutions as they navigate the impacts of market volatility and macroeconomic uncertainty, and prepare to re-enter the market as interest rates decline, by leveraging our comprehensive investment and banking products and services, enhanced digital advisory capabilities and innovative solutions.

The Canadian and U.S. economic environment in calendar 2024 and the outlook for calendar 2025 are discussed in more detail in the Economic Developments and Outlook section.

Caution
This BMO Wealth Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Capital Markets

BMO Capital Markets offers a comprehensive range of products and services to corporate, institutional and government clients. BMO Capital Markets has approximately 2,700 professionals in 30 locations around the world, supporting the growth aspirations of our clients across the enterprise.

Lines of Business

Investment and Corporate Banking offers debt and equity capital-raising services to clients, as well as loan origination and syndication, balance sheet management solutions and treasury management services. The line of business also provides clients with strategic advice on mergers and acquisitions, restructurings and recapitalizations, trade finance and risk mitigation services to support international business activities, along with a wide range of banking and other operating services tailored to North American and international financial institutions.

Global Markets offers research and access to financial markets for institutional, corporate and retail clients through an integrated suite of sales and trading solutions related to debt, foreign exchange, interest rates, credit, equities, securitization and commodities. New product development and origination services are also offered, as well as risk management and advisory services for hedging strategies, including in interest rates, foreign exchange rates and commodities prices. In addition, Global Markets provides funding and liquidity management services to clients.

Strategic Priorities and Achievements

Key Priority: Grow and deepen One Client relationships with integrated solutions, expertise and insight

2024 Achievements
- Delivered integrated, holistic coverage to our clients, resulting in notable One Client wins and mandates with multiple touchpoints across BMO, including partnering with Commercial Banking for WinCup's inaugural bank market issuance, and executing with BMO Wealth Management the largest series of exchange-traded funds transactions in Canadian market history
- Led several market firsts, including the inaugural Canadian tri-party repo trade through the Canadian Collateral Management System and the largest at-the-market equity issuance program in Canadian history at $2.5 billion for Enbridge
- Designated and accredited as a Gilt-edged Market Maker in the United Kingdom, expanding our international footprint as a primary dealer to meet the evolving needs of our global clients
- Maintained global leadership in metals and mining: recognized as Best Metals & Mining Investment Bank of the Year by *Global Finance* magazine for the 15th consecutive year, launched BMO's first Canadian regulated precious metals investment fund storage transaction and led significant deals in the industry
- Deepened client relationships with expertise and insights through leading investor conferences such as our 33rd Global Metals, Mining & Critical Minerals conference, 19th Farm-to-Market conference, 25th Media & Telecom conference, and the largest Women in FICC forum in 18 years

2025 Area of Focus
- Drive greater collaboration and connectivity across BMO to better serve our clients and grow market share where we have competitive strength and opportunity

Key Priority: Build on our strengths in sustainable finance and climate leadership

2024 Achievements
- Advanced BMO's environmental, social and governance initiatives and innovation in sustainable finance solutions, such as advising Canada Growth Fund on its investment in carbon capture and sequestration
- Ranked first in Canadian sustainability structuring agent rankings and held key roles in marquee transactions, including supporting Ontario Power Generation (OPG) with the launch of a new sustainable finance framework and acted as a co-sustainability structuring agent and joint bookrunner on OPG's $1 billion green bond issuance

2025 Area of Focus
- Continue to provide solutions to support our clients' climate transition

Key Priority: Leverage digital and data to improve operational efficiency and deliver innovative solutions

2024 Achievements
- Delivered digital and artificial intelligence (AI)-driven solutions to enhance analytical, hedging and risk management tools
- Automated processes to improve risk assessments, pricing accuracy and day-to-day desk operations, including a centralized application for equity derivative curve marking
- Enhanced employee productivity with new technology and tools, such as a mobile client relationship management app and centralized access to critical applications, to drive actionable insights
- Advanced our electronic trading execution capabilities, resulting in the capture of a significant market share of U.S. treasuries flows

2025 Areas of Focus

- Drive technology transformation, data-centric decision-making and innovative solutions
- Build scale and maximize return on investment with end-to-end delivery and execution

Key Priority: Foster a winning culture focused on alignment, empowerment and recognition, while advancing progress on our Zero Barriers to Inclusion strategy

2024 Achievements

- Achieved solid employee engagement and winning culture, with index scores in specific areas, including ethics, that place us among leading global companies
- Invested in the growth and development of our talent through enhanced delivery of learning programs and a heightened focus on building critical skills and capabilities
- Fostered a culture of inclusion through knowledge sharing, community building and employee-led programming, such as the WOMEN+ Affinity group and employee resource groups
- Advanced our Zero Barriers to Inclusion strategy to reflect the diversity of backgrounds, education and experiences in our workforce
- Supported the communities we serve through hallmark programs, including record contributions by employees to BMO's Employee Giving Campaign, Equity Through Education and Trees from Trades

2025 Area of Focus

- Continue to attract and develop a diverse workforce and promote an inclusive workplace

BMO Capital Markets [1]

TABLE 20

(Canadian $ in millions, except as noted)
As at or for the year ended October 31

	2024	2023
Net interest income (teb) [2]	1,731	2,490
Non-interest revenue	4,785	3,902
Total revenue (teb) [2]	6,516	6,392
Provision for credit losses on impaired loans	367	9
Provision for credit losses on performing loans	2	9
Total provision for credit losses	369	18
Non-interest expense	4,278	4,278
Income before income taxes	1,869	2,096
Provision for income taxes (teb) [2]	377	471
Reported net income	1,492	1,625
Acquisition and integration costs [3]	15	4
Amortization of acquisition-related intangible assets [4]	31	20
Adjusted net income	1,538	1,649
Adjusted non-interest expense	4,216	4,246
Net income available to common shareholders	1,455	1,592
Adjusted net income available to common shareholders	1,501	1,616

Key Performance Metrics		
Global Markets revenue	3,898	3,833
Investment and Corporate Banking revenue	2,618	2,559
Return on equity (%) [5]	11.0	13.4
Adjusted return on equity (%) [5]	11.4	13.6
Operating leverage (teb) (%)	1.9	(6.4)
Adjusted operating leverage (teb) (%)	2.6	(6.4)
Efficiency ratio (teb) (%)	65.7	66.9
Adjusted efficiency ratio (teb) (%)	64.7	66.4
PCL on impaired loans to average net loans and acceptances (%)	0.44	0.01
Average assets	468,963	466,030
Average gross loans and acceptances	83,024	77,600
Average net loans and acceptances	82,669	77,293
Full-time equivalent employees	2,714	2,717

U.S. Business Select Financial Data (US$ in millions)		
Total revenue (teb) [2]	2,286	2,028
Non-interest expense	1,599	1,616
Reported net income	350	283
Adjusted non-interest expense	1,580	1,603
Adjusted net income	364	292
Average assets	157,876	161,628
Average gross loans and acceptances	31,795	29,003

(1) Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.

(2) Beginning January 1, 2024, we treated certain Canadian dividends as non-deductible for tax purposes, due to legislation that was enacted in the third quarter of fiscal 2024. As a result, we no longer report this revenue on a taxable equivalent basis (teb). Teb amounts of $22 million in fiscal 2024 and $321 million in fiscal 2023. On a source currency basis for our U.S. businesses: teb amounts of $2 million in fiscal 2024 and $nil in fiscal 2023. These amounts were recorded in net interest income and provision for income taxes, and reflected in the ratios. For further information, refer to the Other Regulatory Developments section.

(3) Acquisition and integration costs related to Clearpool and Radicle, recorded in non-interest expense.

(4) Amortization of acquisition-related intangible assets and any impairments, recorded in non-interest expense. Fiscal 2024 included an $18 million write-down related to the acquisition of Radicle.

(5) Return on equity is based on allocated capital. Effective fiscal 2024, the capital allocation rate increased to 11.5% of risk-weighted assets, compared with 11.0% in fiscal 2023. For further information, refer to the Non-GAAP and Other Financial Measures section.

Certain comparative figures have been reclassified to conform with the current year's presentation and for changes in accounting policy.

Revenue by Line of Business (teb) [2]
($ millions)



- Global Markets
- Investment and Corporate Banking

	2023	2024
Total	6,392	6,516
Investment and Corporate Banking	2,559	2,618
Global Markets	3,833	3,898

Revenue by Geography
(%)



- Canada and Other Countries
- United States

	2023	2024
United States	43%	48%
Canada and Other Countries	57%	52%

Financial Review

BMO Capital Markets reported net income was $1,492 million, a decrease of $133 million or 8% from the prior year, as higher revenue was more than offset by a higher provision for credit losses, with expenses unchanged from the prior year.

Total revenue was $6,516 million, an increase of $124 million or 2% from the prior year. Global Markets revenue increased $65 million or 2%, due to higher interest rate trading revenue and debt and equity issuances, partially offset by lower equities trading revenue, including the impact of the elimination of the deduction for certain Canadian dividends, and lower foreign exchange and commodities trading revenue. Investment and Corporate Banking revenue increased $59 million or 2%, due to higher underwriting fee revenue and corporate banking-related revenue, partially offset by the impact of mark-downs on the held-for-sale loan portfolio in the current year and lower advisory fee revenue.

Total provision for credit losses was $369 million, an increase of $351 million from the prior year. The provision for credit losses on impaired loans was $367 million, compared with a $9 million provision in the prior year. There was a $2 million provision for credit losses on performing loans in the current year, compared with a $9 million provision in the prior year.

Non-interest expense was $4,278 million, largely unchanged from the prior year, as lower employee-related costs, including performance-based compensation costs, and lower legal provisions compared with the prior year were offset by higher technology costs.

Average gross loans and acceptances of $83.0 billion increased $5.4 billion or 7% from the prior year.

For further information on non-GAAP amounts, measures and ratios in this 2024 Operating Groups Performance Review section, refer to the Non-GAAP and Other Financial Measures section.

Business Environment and Outlook

BMO Capital Markets delivered resilient results in fiscal 2024 while making progress in advancing our strategic priorities. The operating environment in fiscal 2024 was impacted by challenging global economic trends and growing geopolitical risks. Despite these market dynamics, we saw improved issuance activity and robust trading results driven by strong client flows; however, mergers and acquisitions activity, particularly in Canada, remained muted.

In fiscal 2025, we expect market volatility to persist through an uncertain economic outlook. Advisory and debt issuance activity is expected to improve in a lower interest rate environment, and the trading landscape will likely be characterized by enhanced liquidity in equity markets supported by lower interest rates and increased global participation. We will continue to support clients with an integrated and enhanced coverage model, ongoing resource efficiency, expanded digital integration and rigorous risk management strategies.

We continue to focus on driving profitable growth and sustainable returns and are well-positioned with a prominent presence in Canada and strong momentum in the United States to be successful in a dynamic environment.

The Canadian and U.S. economic environment in calendar 2024 and the outlook for calendar 2025 are discussed in more detail in the Economic Developments and Outlook section.

Caution
This BMO Capital Markets section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Corporate Services, including Technology and Operations

Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise, governance and support in a variety of areas, including strategic planning, risk management, treasury, finance, legal and regulatory compliance, sustainability, human resources, communications, marketing, real estate and procurement. T&O develops, monitors, manages and maintains governance of information technology, including data and analytics, and provides cyber security and operations services.

Corporate Services focuses on enterprise-wide priorities related to maintaining a sound internal control and risk management environment and regulatory compliance, including the management, assessment and monitoring of BMO's investment portfolios and funding, liquidity and capital activities, as well as any exposures to credit, foreign exchange and interest rate risks. In support of the operating segments, Corporate Services develops and implements enterprise-wide processes, systems and controls to maintain operating efficiency and enable our businesses to adapt and meet their customer experience objectives.

The costs of Corporate Units and T&O services are largely allocated to the four operating segments (Canadian P&C, U.S. P&C, BMO Wealth Management and BMO Capital Markets), with any remaining amounts retained in Corporate Services results. As such, Corporate Services results largely reflect the impact of residual unallocated expenses, residual treasury-related activities and the elimination of taxable equivalent adjustments. We review revenue and expense allocation methodologies on an annual basis.

Corporate Services, including Technology and Operations [1]

TABLE 21

(Canadian $ in millions, except as noted)
As at or for the year ended October 31

	2024	2023
Net interest income before group teb offset	(532)	(485)
Group teb offset	(58)	(354)
Net interest income (teb)	(590)	(839)
Non-interest revenue	20	(1,444)
Total revenue (teb)	(570)	(2,283)
Provision for credit losses on impaired loans	73	78
Provision for (recovery of) credit losses on performing loans	(34)	649
Total provision for credit losses	39	727
Non-interest expense	350	2,811
Loss before income taxes	(959)	(5,821)
Recovery of income taxes (teb)	(260)	(1,425)
Reported net loss	(699)	(4,396)
Acquisition and integration costs [2]	97	1,520
Management of fair value changes on the purchase of Bank of the West [3]	–	1,461
Legal provision/reversal (including related interest expense and legal fees) [4]	(834)	21
FDIC special assessment [5]	357	–
Impact of loan portfolio sale [6]	136	–
Impact of Canadian tax measures [7]	–	502
Initial provision for credit losses on purchased performing loans [8]	–	517
Adjusted net loss	(943)	(375)
Adjusted total revenue (teb)	(953)	(104)
Adjusted total provision for credit losses	39	22
Adjusted non-interest expense	333	765
Net loss available to common shareholders	(950)	(4,608)
Adjusted net loss available to common shareholders	(1,194)	(587)
Full-time equivalent employees	16,959	18,356
U.S. Business Select Financial Data (US$ in millions)		
Total revenue (teb) [9]	401	(838)
Total provision for credit losses	3	521
Non-interest expense	47	1,731
Provision for (recovery of) income taxes (teb) [9]	74	(860)
Reported net income (loss)	277	(2,230)
Adjusted total revenue	118	689
Adjusted total provision for credit losses	3	4
Adjusted non-interest expense	36	233
Adjusted net income	96	381

(1) Adjusted results are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section. Adjusted results exclude the impact of the items described in footnotes (2) to (8).
(2) Acquisition and integration costs related to the acquisition of Bank of the West, recorded in non-interest expense. Fiscal 2024: $129 million pre-tax. Fiscal 2023: $2,027 million pre-tax.
(3) Management of the impact of interest rate changes between the announcement and closing of the acquisition of Bank of the West on its fair value and goodwill. Fiscal 2023 comprised $1,628 million of mark-to-market losses on certain interest rate swaps recorded in trading revenue and $383 million of losses on a portfolio of primarily U.S. treasuries and other balance sheet instruments recorded in net interest income.
(4) Impact of a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank. Fiscal 2024: Reversal of a fiscal 2022 legal provision, including accrued interest, comprising a reversal of $547 million of interest expense and $588 million of non-interest expense. Fiscal 2023: Provision comprised a $30 million interest expense and a $3 million recovery of non-interest expense. For further information, refer to the Provisions and Contingent Liabilities section in Note 25 of the audited annual consolidated financial statements.
(5) Impact of a U.S. Federal Deposit Insurance Corporation (FDIC) special assessment, recorded in non-interest expense ($476 million pre-tax).
(6) Net accounting loss on the sale of a portfolio of recreational vehicle loans related to balance sheet optimization, recorded in non-interest revenue ($164 million pre-tax).
(7) Impact of certain tax measures enacted by the Canadian government. Fiscal 2023: $371 million one-time tax expense, comprising a $312 million Canada Recovery Dividend and $59 million related to the pro-rated fiscal 2022 impact of the 1.5% tax rate increase, net of a deferred tax asset remeasurement; and a $131 million ($160 million pre-tax) charge related to the amended GST/HST definition for financial services, comprising $138 million recorded in non-interest revenue and $22 million recorded in non-interest expense.
(8) Initial provision for credit losses on the purchased Bank of the West performing loan portfolio ($705 million pre-tax).
(9) U.S. businesses teb offset amounts, recorded in revenue and provision for (recovery of) income taxes. Teb amounts of US$27 million in fiscal 2024 and US$25 million in fiscal 2023.

Certain comparative figures have been reclassified to conform with the current year's presentation and for changes in accounting policy.

Financial Review

Corporate Services reported net loss was $699 million, compared with a reported net loss of $4,396 million in the prior year.

The current year included the reversal of a fiscal 2022 legal provision, U.S. Federal Deposit Insurance Corporation (FDIC) special assessment charges and the loss on the sale of a portfolio of recreational vehicle loans. The prior year included a loss related to fair value management actions and the initial provision for credit losses on the purchased Bank of the West performing loan portfolio, as well as the impact of certain Canadian tax measures enacted by the Canadian government. Both the current and prior years included acquisition and integration costs. The lower reported net loss primarily reflected the items noted above. Adjusted net loss was $943 million, compared with $375 million in the prior year, reflecting lower revenue, partially offset by lower expenses. Adjusted revenue decreased, due to the impact of lower net accretion of purchase accounting fair value marks, market volatility on hedge positions and higher earnings on the investment of unallocated capital in the prior year in advance of the closing of the Bank of the West acquisition.

The decrease in expenses was primarily due to lower premises costs, including a charge related to the consolidation of BMO real estate in the prior year, and lower employee-related costs, including the impact of the consolidation of certain U.S. retirement benefit plans in the current year and higher severance in the prior year.

For further information on non-GAAP amounts, measures and ratios in this 2024 Operating Groups Performance Review section, refer to the Non-GAAP and Other Financial Measures section.

Summary Quarterly Earnings Trends

Summarized Statement of Income and Quarterly Financial Measures [1]

TABLE 22

(Canadian $ in millions, except as noted)	Q4-2024	Q3-2024	Q2-2024	Q1-2024	Q4-2023	Q3-2023	Q2-2023	Q1-2023
Net interest income	5,438	4,794	4,515	4,721	4,941	4,905	4,814	4,021
Non-interest revenue	3,519	3,398	3,459	2,951	3,378	3,147	2,975	1,078
Revenue [2]	8,957	8,192	7,974	7,672	8,319	8,052	7,789	5,099
Provision for credit losses on impaired loans	1,107	828	658	473	408	333	243	196
Provision for credit losses on performing loans	416	78	47	154	38	159	780	21
Total provision for credit losses	1,523	906	705	627	446	492	1,023	217
Non-interest expense	4,427	4,839	4,844	5,389	5,679	5,572	5,501	4,382
Income before income taxes	3,007	2,447	2,425	1,656	2,194	1,988	1,265	500
Provision for income taxes	703	582	559	364	484	423	236	367
Reported net income (see below)	2,304	1,865	1,866	1,292	1,710	1,565	1,029	133
Acquisition and integration costs	27	19	26	57	433	370	549	181
Amortization of acquisition-related intangible assets	92	79	79	84	88	85	85	6
Legal provision/reversal (including related interest expense and legal fees)	(870)	13	12	11	12	(3)	6	6
Impact of loan portfolio sale	–	–	–	136	–	–	–	–
FDIC special assessment	(11)	5	50	313	–	–	–	–
Impact of Canadian tax measures	–	–	–	–	–	131	–	371
Management of fair value changes on the purchase of Bank of the West	–	–	–	–	–	–	–	1,461
Initial provision for credit losses on purchased performing loans	–	–	–	–	–	–	517	–
Adjusted net income [3]	1,542	1,981	2,033	1,893	2,243	2,148	2,186	2,158
Operating Group Reported Revenue								
Canadian P&C	2,934	2,908	2,819	2,778	2,796	2,716	2,490	2,557
U.S. P&C	2,468	2,453	2,389	2,454	2,488	2,414	2,544	1,734
BMO Wealth Management	1,486	1,439	1,393	1,328	1,465	1,525	1,293	1,128
BMO Capital Markets	1,600	1,666	1,661	1,589	1,651	1,463	1,579	1,699
Corporate Services	469	(274)	(288)	(477)	(81)	(66)	(117)	(2,019)
Total revenue [2]	8,957	8,192	7,974	7,672	8,319	8,052	7,789	5,099
Key Performance Metrics								
Diluted earnings per share ($) [4]	2.94	2.48	2.36	1.73	2.19	2.12	1.26	0.14
Adjusted diluted earnings per share ($)	1.90	2.64	2.59	2.56	2.93	2.94	2.89	3.06
PCL-to-average net loans and acceptances (annualized) (%)	0.91	0.54	0.44	0.38	0.27	0.30	0.65	0.15
Effective tax rate (%)	23.4	23.8	23.1	22.0	22.1	21.3	18.6	73.5
Adjusted effective tax rate (%)	21.7	23.9	23.3	22.4	22.9	22.1	22.5	22.0
Canadian/U.S. dollar average exchange rate ($)	1.3641	1.3705	1.3625	1.3392	1.3648	1.3331	1.3564	1.3426

(1) Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the table above. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. For further information, refer to the Non-GAAP and Other Financial Measures section. For details on the composition of non-GAAP amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms.

(2) Effective the first quarter of fiscal 2024, the bank adopted IFRS 17, *Insurance Contracts* (IFRS 17), recognizing the cumulative effect of adoption in opening retained earnings, and applied it retrospectively to fiscal 2023 results. For further information, refer to the Changes in Accounting Policies in 2024 section.

(3) Adjusted results exclude certain items from reported results and are used to calculate our adjusted ratios. Refer to footnotes (1) to (8) in the Non-GAAP and Other Financial Measures table for further information on adjusting items.

(4) Net income and earnings from our business operations are attributable to shareholders by way of EPS and diluted EPS. Adjusted EPS and adjusted diluted EPS are non-GAAP measures. For further information, refer to the Non-GAAP and Other Financial Measures section.

Certain comparative figures have been reclassified to conform with the current year's presentation and for changes in accounting policy.

Earnings in certain quarters are impacted by seasonal factors, such as higher employee expenses related to higher employee benefits and stock-based compensation for employees eligible to retire which are recorded in the first quarter of each year, as well as the impact of fewer days in the second quarter relative to other quarters. Results are also impacted by foreign currency translation. Quarterly EPS is impacted by the semi-annual payment of dividends on certain equity instruments. The table above outlines summary results for the first quarter of fiscal 2023 through the fourth quarter of fiscal 2024.

On February 1, 2023, we completed the acquisition of Bank of the West, which contributed to the increase in revenue, expenses and provision for credit losses beginning the second quarter of fiscal 2023, with operating results primarily recorded in our U.S. P&C and BMO Wealth Management businesses. In addition, we completed the acquisition of AIR MILES on June 1, 2023, which contributed to the increase in revenue and expenses in our Canadian P&C business beginning the third quarter of fiscal 2023.

A number of specified items impacted reported results in certain quarters. The fourth quarter of fiscal 2024 included a reversal of a fiscal 2022 legal provision, including accrued interest, associated with a predecessor bank, M&I Marshall and Ilsley Bank. Fiscal 2024 included the impact of a U.S. Federal Deposit Insurance Corporation (FDIC) special assessment in each quarter. The first quarter of fiscal 2024 included a loss on the sale of a portfolio of recreational vehicle loans related to balance sheet optimization. The third and first quarters of fiscal 2023 included the impact of certain tax measures enacted by the Canadian government. The second quarter of fiscal 2023 included an initial provision for credit losses on the purchased Bank of the West performing loan portfolio. The first quarter of fiscal 2023 included a loss resulting from fair value management actions related to the impact of interest rate changes between the announcement and closing of the Bank of the West acquisition on its fair value and goodwill. All periods included acquisition and integration costs, as well as the amortization of acquisition-related intangible assets, which increased in fiscal 2023, due to the acquisition of Bank of the West.

Financial performance benefitted from the strength and diversification of our businesses. Results were impacted by a higher interest rate environment and uncertain economic conditions resulting in higher credit provisions, slower loan demand and lower levels of client activity in our market-sensitive businesses.

Revenue growth in Canadian P&C reflected good customer acquisition and volume growth and higher net interest margins. U.S. P&C revenue performance benefitted from the inclusion of Bank of the West; however, recent quarters have been impacted by a more muted U.S. banking environment, with reduced loan demand and higher deposit costs. Revenue in BMO Wealth Management benefitted from steady growth in client assets, including the impact of improved global markets in fiscal 2024, while high interest rates resulted in a shift in deposit mix to term deposits and reduced margins. Insurance revenue is subject to variability resulting from market-related impacts, including changes in portfolio positioning during the transition to IFRS 17. BMO Capital Markets' performance in recent quarters reflected the impact of improving market conditions, with resilient trading results driven by stronger client flows in fiscal 2024, as well as an increase in underwriting activity, particularly in new debt issuances.

Over the past eight quarters, the higher interest rate environment has had a meaningful impact on credit outcomes for certain client cohorts, resulting in increasing provisions on impaired loans from very low levels and higher provisions on performing loans driven by credit migration. Performing loan provisions were also impacted by changes in the macroeconomic outlook and scenario weighting.

Non-interest expense increased due to the acquisition of Bank of the West, and has since reflected strong expense management, while we continue to invest in our business to drive revenue growth. The fourth quarter of fiscal 2024 benefitted from the reversal of the legal provision. The third quarter of fiscal 2023 included severance costs associated with accelerating operational efficiencies across the enterprise, which combined with the benefit of realized cost synergies related to Bank of the West, have reduced expense growth in recent quarters.

The effective tax rate has varied with legislative changes; changes in tax policy, including their interpretation by tax authorities and the courts; earnings mix, including the relative proportion of earnings attributable to the different jurisdictions in which we operate, the level of pre-tax income, and the level of investments or securities which generate tax credits, or tax-exempt income from securities. The reported effective tax rate was impacted by the elimination of the income tax deduction for certain Canadian dividends in fiscal 2024.

For further information on non-GAAP amounts, measures and ratios in this Summary Quarterly Earnings Trends section, refer to the Non-GAAP and Other Financial Measures section.

Review of Fourth Quarter 2024 Performance

Q4 2024 vs. Q4 2023
Net Income
Reported net income was $2,304 million, an increase of $594 million or 35% from the prior year, and adjusted net income was $1,542 million, a decrease of $701 million or 31%. Adjusted results excluded the specified items noted in the Summary Quarterly Earnings Trends section.

Reported net income increased from the prior year, primarily due to the reversal of the fiscal 2022 legal provision, including accrued interest, and lower acquisition and integration costs, compared with the prior year. The decrease in adjusted net income reflected a higher provision for credit losses, partially offset by lower expenses, with revenue relatively unchanged from the prior year. Reported and adjusted net income decreased across all operating segments. Corporate Services recorded net income on a reported basis, compared with a net loss in the prior year, and a lower net loss on an adjusted basis.

Revenue
Reported revenue was $8,957 million, an increase of $638 million or 8% from the prior year, due to the reversal of accrued interest on the legal provision in the current year. Adjusted revenue was $8,368 million, relatively unchanged from the prior year, with higher non-interest revenue partially offset by lower net interest income. Adjusted net interest income decreased, primarily due to lower trading-related net interest income and lower net interest income in Corporate Services due to lower net accretion of purchase accounting fair value marks, partially offset by higher net interest income in Canadian P&C due to higher balances and higher non-trading interest income in BMO Capital Markets. Non-interest revenue increased, primarily driven by higher trading revenue, investment management and custodial fee revenue and mutual fund fee revenue, partially offset by lower insurance-related revenue reflecting changes in portfolio positioning during the transition to IFRS 17, the impact of mark-downs on the held-for-sale loan portfolio and lower lending fee revenue, largely offset in net interest income reflecting the transition of bankers' acceptances exposures to loans, and lower card fee revenue.

Provision for Credit Losses

Total provision for credit losses was $1,523 million, compared with a provision of $446 million in the prior year. Total provision for credit losses as a percentage of average net loans and acceptances ratio was 91 basis points, compared with 27 basis points in the prior year. The provision for credit losses on impaired loans was $1,107 million, an increase of $699 million, due to higher provisions across operating segments, primarily in the U.S. corporate and commercial portfolio, and in the Canadian unsecured segments of the consumer portfolio. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances ratio was 66 basis points, compared with 25 basis points in the prior year. There was a $416 million provision for credit losses on performing loans, compared with a $38 million provision in the prior year, primarily driven by portfolio credit migration, as well as uncertainty in credit conditions.

Non-Interest Expense

Reported non-interest expense was $4,427 million, a decrease of $1,252 million or 22% from the prior year, and adjusted non-interest expense was $4,876 million, a decrease of $100 million or 2%. Reported results reflected the reversal of the legal provision and the impact of lower acquisition and integration costs in the current year. Adjusted non-interest expense decreased, primarily due to our continued focus on operational efficiencies, including realized cost synergies related to Bank of the West, and lower premises costs, including the charge in the prior year related to the consolidation of BMO real estate, and other operating costs.

Provision for Income Taxes

The reported provision for income taxes was $703 million, an increase of $219 million from the fourth quarter of fiscal 2023, and the adjusted provision for income taxes was $427 million, a decrease of $241 million. The reported effective tax rate was 23.4%, compared with 22.1% in the fourth quarter of fiscal 2023, and the adjusted effective tax rate was 21.7%, compared with 22.9%. The change in the reported effective tax rate relative to the fourth quarter of 2023 was primarily due to the impact of higher income in the current year, and the change in the adjusted effective tax rate was primarily due to earnings mix, including the impact of lower income in the current quarter.

Q4 2024 vs. Q3 2024

Reported net income increased $439 million or 24% from the prior quarter, and adjusted net income decreased $439 million or 22%. Reported net income increased primarily due to the reversal of the legal provision. The decrease in adjusted net income reflected a higher provision for credit losses and higher expenses, partially offset by higher revenue. Reported and adjusted net income decreased across all operating segments. Corporate Services recorded net income on a reported basis, compared with a net loss in the prior quarter, and a lower net loss on an adjusted basis. Reported revenue increased $765 million or 9% from the prior quarter, and adjusted revenue increased $162 million or 2%. Reported revenue reflected higher net interest income, primarily driven by the reversal of accrued interest on the legal provision. Reported and adjusted revenue reflected higher net interest income, driven by higher Corporate Services and Canadian P&C net interest income, as well as higher non-trading interest income in BMO Capital Markets, partially offset by lower trading-related net interest income, and higher non-interest revenue, driven by higher trading revenue and underwriting and advisory fee revenue, partially offset by lower card and lending fee revenue. Reported non-interest expense decreased $412 million or 9% from the prior quarter, due to the reversal of the legal provision, and adjusted non-interest expense increased $179 million or 4%, primarily due to higher professional fees and higher association, clearing and annual regulator fees. Total provision for credit losses increased $617 million from the prior quarter. The provision for credit losses on impaired loans increased $279 million, due to higher provisions in the corporate and commercial portfolio. There was a $416 million provision for credit losses on performing loans, compared with a $78 million provision in the prior quarter.

For further information on non-GAAP amounts, measures and ratios in this Review of Fourth Quarter 2024 Performance section, refer to the Non-GAAP and Other Financial Measures section.

2023 Financial Performance Review

The preceding discussions in the MD&A focused on BMO's performance in fiscal 2024. This section summarizes BMO's performance in fiscal 2023 relative to fiscal 2022.

On February 1, 2023, we completed the acquisition of Bank of the West, which contributed to the increase in revenue, expenses and provision for credit losses beginning the second quarter of fiscal 2023, with operating results primarily allocated to our U.S. P&C and BMO Wealth Management businesses. In addition, we completed the acquisition of the AIR MILES Reward Program (AIR MILES) on June 1, 2023, which contributed to the increase in revenue and expenses in our Canadian P&C business beginning the third quarter of fiscal 2023.

Prior to November 1, 2022, we presented revenue on a basis net of insurance claims, commissions and changes in policy benefit liabilities (CCPB). Effective the first quarter of fiscal 2023, we no longer report CCPB, given the adoption and retrospective application of IFRS 17, *Insurance Contracts* (IFRS 17). Revenue, net of CCPB, as well as other adjusted results and ratios referred to below, are presented on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.

In addition, certain lines of business and units within our organizational structure are periodically realigned to support our strategic priorities and allocations of revenue, expenses, provision for income taxes and capital from Corporate Services to the operating groups are updated to better align with these changes. As a result, comparative figures in prior periods have been reclassified to conform with the current period's presentation. Further information on these reclassifications is provided in the 2024 Operating Groups Performance Review – How BMO Reports Operating Group Results section.

TABLE 23

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank
2023							
Net interest income (loss) (1)	8,043	7,607	15,650	1,380	2,490	(839)	18,681
Non-interest revenue	2,516	1,573	4,089	4,031	3,902	(1,444)	10,578
Revenue (1)	10,559	9,180	19,739	5,411	6,392	(2,283)	29,259
Provision for credit losses	909	506	1,415	18	18	727	2,178
Non-interest expense	4,723	5,444	10,167	3,878	4,278	2,811	21,134
Income (loss) before income taxes	4,927	3,230	8,157	1,515	2,096	(5,821)	5,947
Provision for (recovery of) income taxes (1)	1,354	741	2,095	369	471	(1,425)	1,510
Net income (loss)	3,573	2,489	6,062	1,146	1,625	(4,396)	4,437
Acquisition and integration costs	9	–	9	–	4	1,520	1,533
Amortization of acquisition-related intangible assets	6	234	240	4	20	–	264
Management of fair value changes on the purchase of Bank of the West	–	–	–	–	–	1,461	1,461
Legal provision (including related interest expense and legal fees)	–	–	–	–	–	21	21
Initial provision for credit losses on purchased performing loans	–	–	–	–	–	517	517
Impact of Canadian tax measures	–	–	–	–	–	502	502
Adjusted net income (loss)	3,588	2,723	6,311	1,150	1,649	(375)	8,735
2022							
Net interest income (loss) (1)	7,228	4,795	12,023	1,173	3,135	(446)	15,885
Non-interest revenue	2,416	1,265	3,681	3,334	2,977	7,833	17,825
Revenue (1)	9,644	6,060	15,704	4,507	6,112	7,387	33,710
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	–	–	–	(683)	–	–	(683)
Revenue, net of CCPB (2)	9,644	6,060	15,704	5,190	6,112	7,387	34,393
Provision for (recovery of) credit losses	282	(2)	280	(2)	(43)	78	313
Non-interest expense	4,296	2,972	7,268	3,566	3,853	1,507	16,194
Income before income taxes	5,066	3,090	8,156	1,626	2,302	5,802	17,886
Provision for income taxes (1)	1,322	708	2,030	389	574	1,356	4,349
Net income	3,744	2,382	6,126	1,237	1,728	4,446	13,537
Acquisition and integration costs	–	–	–	–	8	237	245
Amortization of acquisition-related intangible assets	1	5	6	3	14	–	23
Impact of divestitures (3)	–	–	–	–	–	55	55
Legal provision (including related interest expense and legal fees)	–	–	–	–	–	846	846
Management of fair value changes on the purchase of Bank of the West	–	–	–	–	–	(5,667)	(5,667)
Adjusted net income (loss)	3,745	2,387	6,132	1,240	1,750	(83)	9,039

(1) Operating group revenue, net interest income and provision for income taxes are presented on a taxable equivalent basis (teb). The offset to the groups' teb adjustments is reflected in Corporate Services. For further information, refer to the How BMO Reports Operating Group Results section.

(2) Prior to November 1, 2022, we presented adjusted revenue on a basis net of insurance claims, commissions and changes in policy benefit liabilities (CCPB). Beginning the first quarter of fiscal 2023, we no longer report CCPB, given the adoption and retrospective application of IFRS 17. Revenue, net of CCPB, and adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.

(3) Impact of divestitures related to the sale of our EMEA and U.S. Asset Management businesses in fiscal 2022, recorded in Corporate Services.

Refer to footnotes (1) to (8) in the Non-GAAP and Other Financial Measures table for further information on other adjusting items reflected in the table above.

Certain comparative figures have been reclassified to conform with the current year's presentation and for changes in accounting policy.

MD&A

Net Income

Reported net income in fiscal 2023 was $4,437 million, compared with $13,537 million in fiscal 2022, and adjusted net income was $8,735 million, a decrease of $304 million or 3% from fiscal 2022. The decrease in reported results primarily reflected actions to manage the impact of interest rate changes between the announcement and closing of the Bank of the West acquisition on its fair value and goodwill which resulted in a net loss in fiscal 2023, compared with a net gain in fiscal 2022, and the impact of a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, in fiscal 2022, partially offset by higher acquisition and integration costs, an initial provision for credit losses on the purchased Bank of the West loan portfolio, as well as higher amortization of acquisition-related intangible assets related to the Bank of the West acquisition in fiscal 2023, and the impact of certain tax measures enacted by the Canadian government.

Adjusted net income decreased, as the inclusion of Bank of the West and higher underlying revenue were more than offset by higher expenses and a higher provision for credit losses. Reported and adjusted net income increased in U.S. P&C and decreased in BMO Wealth Management, Canadian P&C and BMO Capital Markets. On a reported basis, Corporate Services recorded a net loss in fiscal 2023, compared with net income in fiscal 2022, primarily due to the items noted above. On an adjusted basis, Corporate Services recorded a higher net loss.

Revenue

Reported revenue in fiscal 2023 was $29,259 million, a decrease of $4,451 million or 13% from fiscal 2022, primarily due to the impact of fair value management actions and interest expense related to the legal provision, as noted above. On an adjusted basis, and net of insurance claims, commissions and changes in policy benefit liabilities (CCPB) in fiscal 2022, revenue increased $4,905 million, due to the inclusion of Bank of the West and AIR MILES, as well as higher revenue in Canadian P&C and BMO Capital Markets.

Provision for Credit Losses

The total provision for credit losses (PCL) in fiscal 2023 was $2,178 million on a reported basis and $1,473 million on an adjusted basis, compared with $313 million on both a reported and an adjusted basis in fiscal 2022. PCL on impaired loans was $1,180 million in fiscal 2023, an increase of $678 million from fiscal 2022, with higher provisions across all businesses. PCL on performing loans in fiscal 2023 was $998 million on a reported basis, including the initial provision of $705 million on the purchased Bank of the West performing loan portfolio, and $293 million on an adjusted basis, compared with a reported and an adjusted recovery of credit losses of $189 million in fiscal 2022.

Non-Interest Expense

Reported non-interest expense in fiscal 2023 was $21,134 million, an increase of $4,940 million or 31% from fiscal 2022, and adjusted non-interest expense was $18,713 million, an increase of $3,519 million or 23% from fiscal 2022. Reported non-interest expense in fiscal 2023 included higher acquisition and integration costs and amortization of acquisition-related intangible assets, compared with fiscal 2022, partially offset by the lower legal expense related to the lawsuit associated with M&I Marshall and Ilsley Bank. Reported and adjusted non-interest expense increased, primarily due to the inclusion of Bank of the West, as well as higher employee-related, technology, advertising and business development costs, and legal provisions in fiscal 2023.

Provision for Income Taxes

The provision for income taxes in fiscal 2023 was $1,510 million, compared with $4,349 million in fiscal 2022. The reported effective tax rate in fiscal 2023 was 25.4%, compared with 24.3% in fiscal 2022, with the increase primarily due to the impact of certain Canadian tax measures during the 2023 fiscal year. The adjusted provision for income taxes in fiscal 2023 was $2,517 million, compared with $2,670 million in fiscal 2022. The adjusted effective tax rate was 22.4% in fiscal 2023, compared with 22.8% in fiscal 2022.

Financial Condition Review

Summary Balance Sheet

TABLE 24

(Canadian $ in millions)

As at October 31	2024	2023
Assets		
Cash and cash equivalents and interest bearing deposits with banks	**68,738**	82,043
Securities	**396,880**	320,084
Securities borrowed or purchased under resale agreements	**110,907**	115,662
Net loans	**678,016**	656,665
Derivative instruments	**47,253**	39,976
Other assets	**107,853**	132,576
Total assets	**1,409,647**	1,347,006
Liabilities and Equity		
Deposits	**982,440**	910,879
Derivative instruments	**58,303**	50,193
Securities lent or sold under repurchase agreements	**110,791**	106,108
Other liabilities	**165,450**	195,475
Subordinated debt	**8,377**	8,228
Equity	**84,250**	76,095
Non-controlling interest in subsidiaries	**36**	28
Total liabilities and equity	**1,409,647**	1,347,006

Certain comparative figures have been reclassified for changes in accounting policy.

Overview

Total assets of $1,409.6 billion increased $62.6 billion from October 31, 2023. The stronger U.S. dollar increased assets by $2.0 billion, excluding the impact on derivative assets. Total liabilities of $1,325.4 billion increased $54.5 billion from the prior year. The stronger U.S. dollar increased liabilities by $1.8 billion, excluding the impact of derivative liabilities. Total equity of $84.3 billion increased $8.2 billion from October 31, 2023.

Cash and Interest Bearing Deposits with Banks

Cash and interest bearing deposits with banks decreased $13.3 billion, primarily due to lower balances held with central banks.

Securities

TABLE 25

(Canadian $ in millions)

As at October 31	2024	2023
Trading	**168,926**	123,718
Fair value through profit or loss (FVTPL) (1)	**19,064**	16,733
Fair value through other comprehensive income – Debt and equity (2)	**93,702**	62,819
Debt securities at amortized cost (3)	**115,188**	116,814
Total securities	**396,880**	320,084

(1) Included securities mandatorily measured at FVTPL of $6,850 million as at October 31, 2024 ($6,730 million as at October 31, 2023) and securities designated at fair value of $12,214 million as at October 31, 2024 ($10,003 million as at October 31, 2023).
(2) Included allowances for credit losses on debt securities recorded at fair value through other comprehensive income of $3 million as at October 31, 2024 ($3 million as at October 31, 2023).
(3) Net of allowances for credit losses of $4 million as at October 31, 2024 ($3 million as at October 31, 2023).

Certain comparative figures have been reclassified for changes in accounting policy.

Securities increased $76.8 billion, primarily due to higher levels of client activity in BMO Capital Markets, higher balances in U.S. P&C driven by the sale of a portfolio of recreational vehicle loans and the related purchase of senior securities for purposes of balance sheet optimization, and higher balances in Corporate Services.

Securities Borrowed or Purchased Under Resale Agreements

Securities borrowed or purchased under resale agreements decreased $4.8 billion, due to lower levels of client activity in BMO Capital Markets.

Net Loans

TABLE 26

(Canadian $ in millions)

As at October 31	2024	2023
Residential mortgages	**191,080**	177,250
Consumer instalment and other personal	**92,687**	104,042
Credit cards	**13,612**	12,294
Businesses and governments	**384,993**	366,886
Gross loans	**682,372**	660,472
Allowance for credit losses	**(4,356)**	(3,807)
Total net loans	**678,016**	656,665

Certain comparative figures have been reclassified for changes in accounting policy.

Net loans increased $21.4 billion from October 31, 2023. Business and government loans increased $18.1 billion, reflecting the transition of bankers' acceptances exposures to loans as a result of the cessation of the Canadian Dollar Offered Rate (CDOR) and Commercial Banking loan growth in Canadian P&C. Consumer instalment and other personal loans decreased $11.4 billion, driven by lower balances in U.S. P&C, primarily due to the sale of the loan portfolio noted above, and lower balances in Corporate Services reflecting the exit and wind-down of our Canadian and U.S. indirect retail auto financing business. Residential mortgages increased $13.8 billion, driven by growth in our P&C businesses. Credit card balances increased $1.3 billion.

Table 67 in the Supplemental Information provides a comparative summary of loans by geographic location and product. Table 68 in the Supplemental Information provides a comparative summary of net loans in Canada by province and industry. Loan quality is discussed in the Credit and Counterparty – Credit Quality Information section, and further details on loans are provided in Notes 4, 6 and 25 of the audited annual consolidated financial statements.

Derivative Financial Assets

Derivative financial assets increased $7.3 billion, primarily reflecting an increase in the value of client-driven trading derivatives in BMO Capital Markets, with increases in the fair value of equity and foreign exchange contracts, partially offset by a decrease in the fair value of interest rate contracts. Further details on derivative financial assets are provided in Note 8 of the audited annual consolidated financial statements.

Other Assets

Other assets primarily include goodwill and intangible assets, customers' liability under acceptances, cash collateral, insurance-related assets, premises and equipment, precious metals, current and deferred tax assets, accounts receivable, prepaid expenses and investments in associates and joint ventures. Other assets decreased $24.7 billion, primarily in BMO Capital Markets, due to changes in the balance of unsettled securities transactions, and lower acceptances reflecting the transition of bankers' acceptances exposures to loans, as noted above. Further details on other assets are provided in Notes 9, 11, 12 and 23 of the audited annual consolidated financial statements.

Deposits

TABLE 27

(Canadian $ in millions) As at October 31	**2024**	2023
Banks	**33,266**	29,587
Businesses and governments	**618,761**	575,957
Individuals	**330,413**	305,335
Total deposits	**982,440**	910,879

Certain comparative figures have been reclassified for changes in accounting policy.

Deposits increased $71.6 billion. Business and government deposits increased $42.8 billion, reflecting growth in customer deposits across all operating groups and higher balances to fund Global Markets client activity, partially offset by lower wholesale funding in Corporate Services. Deposits by individuals increased $25.1 billion, primarily due to growth in customer deposits in our P&C businesses. Deposits by banks increased $3.7 billion, reflecting higher wholesale funding for Global Markets client activity. Further details on the composition of deposits are provided in Note 13 of the audited annual consolidated financial statements and in the Liquidity and Funding Risk section.

Derivative Financial Liabilities

Derivative financial liabilities increased $8.1 billion, primarily due to an increase in the fair value of client-driven trading derivatives in BMO Capital Markets, with increases in the fair value of equity contracts, partially offset by a decrease in the fair value of interest rate contracts. Further details on derivative financial assets are provided in Note 8 of the audited annual consolidated financial statements.

Securities Lent or Sold Under Repurchase Agreements

Securities lent or sold under repurchase agreements increased $4.7 billion, primarily due to higher levels of client activity in BMO Capital Markets.

Other Liabilities

Other liabilities primarily include securities sold but not yet purchased, securitization and structured entities liabilities, acceptances, insurance-related liabilities and accounts payable. Other liabilities decreased $30.0 billion, driven by changes in the balance of unsettled securities transactions in BMO Capital Markets, lower Federal Home Loan Bank borrowings, a decrease in securities sold but not yet purchased due to client activity in BMO Capital Markets, and lower acceptances reflecting the transition of bankers' acceptances exposures to loans, as noted above, partially offset by higher securitization liabilities in BMO Capital Markets and higher insurance-related liabilities.

Further details on the composition of other liabilities are provided in Note 14 of the audited annual consolidated financial statements.

Subordinated Debt

Subordinated debt was relatively unchanged from the prior year, reflecting a new issuance, net of a redemption. Further details on the composition of subordinated debt are provided in Note 16 of the audited annual consolidated financial statements.

Equity

TABLE 28

(Canadian $ in millions) As at October 31	**2024**	2023
Share capital		
Preferred shares and other equity instruments	**8,087**	6,958
Common shares	**23,921**	22,941
Contributed surplus	**354**	328
Retained earnings	**46,469**	44,006
Accumulated other comprehensive income	**5,419**	1,862
Total equity	**84,250**	76,095

Certain comparative figures have been reclassified for changes in accounting policy.

Total equity increased $8.2 billion from October 31, 2023. Common shares increased $1.0 billion as a result of shares issued under the Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP). Accumulated other comprehensive income increased $3.6 billion, primarily due to a decline in accumulated other comprehensive loss on cash flow hedges, partially offset by losses on remeasurement of own credit risk on financial liabilities designated at fair value. Retained earnings increased $2.5 billion as a result of net income earned in the year, partially offset by dividends and distributions on other equity instruments. Preferred shares and other equity instruments increased $1.1 billion, due to the issuance of Limited Recourse Capital Notes, Series 4 and 5 in the year, net of redemptions of Preferred Shares, Series 27, 46 and 29.

    The Consolidated Statement of Changes in Equity in the audited annual consolidated financial statements provides a summary of items that increase or reduce total equity, while Note 17 of the audited annual consolidated financial statements provides details on the components of, and changes in, share capital. Details on our enterprise-wide capital management practices and strategies can be found below.

Enterprise-Wide Capital Management

Capital Management

Objective

BMO is committed to a disciplined approach to capital management that balances the interests and requirements of our shareholders, regulators, depositors, fixed income investors and rating agencies. We recognize the global trend of rising regulatory capital requirements, and manage our capital position accordingly. Our objective is to maintain a strong and optimized capital position in a cost-effective structure that:
- Is appropriate given BMO's target regulatory capital ratios and internal assessment of economic capital requirements
- Underpins BMO's operating groups' business strategies and considers the market environment
- Supports depositor, investor and regulator confidence, and dividends, while building long-term shareholder value
- Is consistent with BMO's target credit ratings.

Framework



Capital Demand Capital required to support the risks underlying our business activities	Capital adequacy assessment of capital demand and supply	**Capital Supply** Capital available to support risks

The principles and key elements of our capital management framework are outlined in our Capital Management Corporate Policy and in the annual capital plan, which includes the results of the comprehensive Internal Capital Adequacy Assessment Process (ICAAP).

    ICAAP is an integrated process that involves the application of stress testing and other tools to assess capital adequacy on both a regulatory and an economic basis. The results of this process inform and support the establishment of capital targets and the implementation of capital strategies that take into consideration the strategic direction and risk appetite of the enterprise. The annual capital plan is developed considering the results of ICAAP and in conjunction with the annual business plan, promoting alignment between business and risk strategies, regulatory and economic capital requirements and the availability of capital. Enterprise-wide stress testing and scenario analysis are conducted in order to assess the impact of various stress conditions on our risk profile and capital requirements.

    Our capital management framework seeks to ensure that the bank is adequately capitalized given the risks we assume in the normal course of business, as well as under stress, and supports the determination of limits, targets and performance measures that are applied in managing balance sheet positions, risk levels and capital requirements at the consolidated entity, legal entity and operating group levels. We seek to optimize our capital through efficient use of our balance sheet and the related risks we undertake, and may employ levers such as risk transfer transactions and the sale of assets. We evaluate assessments of actual and forecasted capital adequacy against our capital targets throughout the year, including consideration of changes in our business activities and risk profile, the operating environment, our competitors, and current and future regulatory expectations.

    We allocate capital to operating groups in order to evaluate business performance, and we consider capital implications in our strategic, tactical and transactional decision-making. By allocating capital to operating groups, setting and monitoring capital limits and metrics, and measuring the groups' performance against these limits and metrics, we seek to optimize risk-adjusted returns to our shareholders, while maintaining a well-capitalized position.

This approach is intended to protect interested parties from the risks inherent in our various businesses, while still providing the flexibility to deploy resources in support of strategic growth activities and to maintain dividends.

Refer to the Enterprise-Wide Risk Management section for further discussion of the risks underlying our business.

Governance

The Board of Directors, either directly or through its Risk Review Committee, provides ultimate oversight and approval of capital management, including the bank's Capital Management Corporate Policy, capital plan and capital adequacy assessments. The Board of Directors regularly reviews the bank's capital position and key capital management activities. In addition, the capital adequacy assessment results determined by ICAAP are approved by the Board of Directors on the recommendation of the Risk Review Committee. The Enterprise Capital Management Committee provides senior management oversight, including the review of significant capital management policies, issues and activities, and the capital required to support the execution of our enterprise-wide strategy. Finance and Risk Management are responsible for the design and implementation of our corporate policies and frameworks related to capital and risk management, as well as ICAAP. The Corporate Audit Division, as the third line of defence, verifies adherence to controls and identifies opportunities to strengthen our processes. Refer to the Enterprise-Wide Risk Management Framework section for further discussion.

Regulatory Capital Requirements

Regulatory capital requirements for BMO are determined in accordance with guidelines issued by OSFI, which are based on the Basel III framework developed by the Basel Committee on Banking Supervision (BCBS). The current minimum risk-based capital ratios set out in OSFI's Capital Adequacy Requirements (CAR) Guideline are a Common Equity Tier 1 (CET1) Ratio of 4.5%, a Tier 1 Capital Ratio of 6.0% and a Total Capital Ratio of 8.0%. In addition to these minimum capital requirements, OSFI also requires domestic systemically important banks (D-SIBs), including BMO, to hold Pillar 1 and Pillar 2 buffers, which are meant to be used as a normal first response in periods of stress. Pillar 1 buffers include a capital conservation buffer of 2.5%, a D-SIB Common Equity Tier 1 surcharge of 1.0% and a countercyclical buffer, which can range from 0% to 2.5%, depending on a bank's exposure to jurisdictions that have activated the buffer. If a bank's capital ratios fall below the range of the combined minimum and Pillar 1 buffers, restrictions on discretionary distributions of earnings (such as dividends, share repurchases and discretionary compensation) could ensue, with the degree of such restrictions varying according to the position of the bank's ratios. Pillar 2 buffers address risks associated with systemic vulnerabilities and include the domestic stability buffer (DSB), which can range from 0% to 4.0% of risk-weighted assets (RWA) and was 3.5% as at October 31, 2024. The buffer level is set twice a year by OSFI, in June and December, but OSFI can make a change at any time when needed. Under OSFI guidelines, breaches of the DSB do not automatically result in constraints on capital distributions. In the event of a breach, OSFI would require a remediation plan and would expect the plan to be executed in a timely manner. Banks may be required to hold additional regulatory buffers that are applicable to the capital ratios, the Leverage and the Total Loss Absorbing Capital (TLAC) Ratios.

TLAC comprises the aggregate of Total Capital and Other TLAC instruments that allow conversion, in whole or in part, into common shares under the *Canada Deposit Insurance Corporation Act* and meet the eligibility criteria under the TLAC Guideline. Other TLAC comprises senior unsecured debt, subject to Canada's Bank Recapitalization (Bail-In) Regime, with an original term to maturity of greater than 400 days and a remaining term to maturity of greater than 365 days. The minimum TLAC requirements set by OSFI as at October 31, 2024 are a TLAC Ratio of 21.5% of RWA and a TLAC Leverage Ratio of 6.75%.

The current minimum Leverage Ratio set out in OSFI's Leverage Requirements (LR) Guideline is 3.0%. Effective February 1, 2023, D-SIBs were required to meet an additional 0.5% buffer requirement for the Leverage and TLAC Leverage Ratios.

OSFI's requirements as at October 31, 2024 are summarized in the following table.

TABLE 29

(% of risk-weighted assets or leverage exposures)	Minimum capital, leverage and TLAC requirements	Total Pillar 1 Capital buffers (1)	Tier 1 Capital buffer (2)	Domestic stability buffer (3)	Minimum capital, leverage and TLAC requirements including capital buffers	BMO capital, leverage and TLAC ratios as at October 31, 2024
Common Equity Tier 1 Ratio	4.5%	3.5%	na	3.5%	11.5%	13.6%
Tier 1 Capital Ratio	6.0%	3.5%	na	3.5%	13.0%	15.4%
Total Capital Ratio	8.0%	3.5%	na	3.5%	15.0%	17.6%
TLAC Ratio	21.5%	na	na	3.5%	25.0%	29.3%
Leverage Ratio	3.0%	na	0.5%	na	3.5%	4.4%
TLAC Leverage Ratio	6.75%	na	0.5%	na	7.25%	8.3%

(1) Pillar 1 Capital buffers, which will be met with CET1 Capital, include a capital conservation buffer of 2.5%, a Common Equity Tier 1 surcharge for D-SIBs of 1.0% and a countercyclical buffer, as prescribed by OSFI (immaterial for the fourth quarter of fiscal 2024).

(2) D-SIBs are required to meet a 0.5% Tier 1 Capital buffer requirement for Leverage and TLAC Leverage Ratios.

(3) The DSB buffer was confirmed at 3.5% in June 2024.

na – not applicable

Regulatory Capital and Total Loss Absorbing Capacity Ratios

Common Equity Tier 1 (CET1) Capital comprises common shareholders' equity, including applicable contractual service margin, net of deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and other items, which may include a portion of expected credit loss provisions or a shortfall in allowances or other specified items.

Tier 1 Capital comprises CET1 Capital and **Additional Tier 1 (AT1) Capital**. AT1 Capital consists of preferred shares and other AT1 capital instruments, including limited recourse capital notes.

Tier 2 Capital comprises subordinated debentures and may include certain credit loss provisions, less regulatory deductions.

Total Capital includes Tier 1 and Tier 2 Capital.

Total Loss Absorbing Capacity (TLAC) comprises Total Capital and senior unsecured debt subject to the Canadian Bail-In Regime, less regulatory deductions.

Capital Ratios are calculated as the respective capital divided by risk-weighted assets.

Leverage Ratio is calculated as Tier 1 Capital divided by leverage exposures, which consist of on-balance sheet items and specified off-balance sheet items, net of specified adjustments.

TLAC Leverage Ratio is calculated as TLAC divided by leverage exposures.

The above measures and ratios are calculated in accordance with OSFI's Capital Adequacy Requirements Guideline, Leverage Requirements and TLAC Requirements Guideline.

Regulatory Capital and Total Loss Absorbing Capacity Elements

BMO maintains a capital structure that is diversified across instruments and tiers in order to provide an appropriate mix of loss absorbency. The major components of regulatory capital and total loss absorbing capacity are summarized as follows:

CET1 Capital

- Common Shareholders' Equity
- Contractual service margin
- May include portion of expected credit loss provisions
- Less regulatory deductions for items such as:
  - Goodwill
  - Intangible assets
  - Defined benefit pension assets
  - Certain deferred tax assets
  - Certain other items

Additional Tier 1 (AT1) Capital

- Preferred shares
- Other AT1 capital instruments
- Less regulatory deductions

Tier 2 Capital

- Subordinated debentures
- May include portion of expected credit loss provisions
- Less regulatory deductions

Other Total Loss Absorbing Capacity (TLAC)

- Eligible bail-in senior debt
- Other regulatory adjustments


Tier 1 Capital
Total Capital
TLAC

OSFI's CAR Guideline includes non-viability contingent capital (NVCC) provisions, which require the conversion of Additional Tier 1 and Tier 2 capital instruments into common shares if OSFI announces that a bank is, or is about to become, non-viable, or if the federal or a provincial government in Canada publicly announces that the bank has accepted, or has agreed to accept, a capital injection or equivalent support to avoid non-viability. Pursuant to the principles set out in the CAR Guideline, a conversion to common shares would respect the hierarchy of claims in liquidation, ensuring that holders of Additional Tier 1 and Tier 2 instruments are entitled to a more favourable economic outcome than existing common shareholders.

Under the Bail-In Regime, eligible senior debt issued on or after September 23, 2018 is subject to statutory conversion requirements. Canada Deposit Insurance Corporation has the power to trigger the conversion of bail-in debt into common shares. This statutory conversion supplements NVCC securities, which must be converted in full prior to the conversion of bail-in debt.

Risk-Weighted Assets

Risk-weighted assets (RWA) measure a bank's exposures, weighted for their relative risk and calculated in accordance with the regulatory capital rules prescribed by OSFI, which include standardized and internal ratings or internal model approaches for credit and market risk, and standardized approaches for operational risk.

We primarily use the Internal Ratings Based (IRB) Approach to determine credit RWA in our portfolio. The IRB Approach includes the Foundation (FIRB) Approach for exposures to financial institutions and large corporate portfolios, and the Advanced (AIRB) Approach for all other exposures. The AIRB Approach applies sophisticated techniques to measure RWA at the exposure level based on sound risk management principles, including estimates of the probability of default (PD), loss given default (LGD) and exposure at default (EAD) risk parameters, as well as term to maturity and

asset class type, as prescribed by the OSFI rules. These risk parameters are determined using internal models that leverage historical portfolio data supplemented by benchmarking, as appropriate, and are updated periodically. Validation procedures related to these models are in place in order to quantify and differentiate risks appropriately. The FIRB Approach employs the same internal PD estimates as the AIRB Approach, but LGD and EAD parameters are prescribed by OSFI. Credit risk RWA related to certain Canadian and U.S. portfolios are determined under the Standardized Approach using prescribed risk weights based on external ratings, counterparty type or product type. These portfolios reflect current waivers and exemptions to the IRB Approach approved by OSFI. For further discussion of these respective approaches noted above, refer to the Credit and Counterparty Risk – Credit and Counterparty Risk Measurement section.

We use the Standardized Approach for determining market risk and operational risk capital requirements.

In calculating regulatory capital ratios, total RWA must be increased when the capital floor amount calculated under the standardized approaches, multiplied by a capital floor adjustment factor, is higher than a similar calculation using the more risk-sensitive internal modelled approaches, where applicable. Other than during the first quarter of fiscal 2023, the capital floor was not operative for BMO in fiscal 2024 or fiscal 2023.

Regulatory Capital Developments

The revised CAR Guideline, published by OSFI in October 2023, was effective in the first quarter of fiscal 2024 and includes heightened regulatory capital requirements for mortgages with growing balances where payments are insufficient to cover the interest component, as well as other changes that provide further clarification on the application of the guideline.

Effective November 1, 2023, the DSB was raised from 3.0% to 3.5% of total RWA.

The domestic implementation of the Basel III Reforms related to market risk and credit valuation adjustment risk, along with an increase in the capital floor adjustment from 65.0% to 67.5%, became effective the first quarter of fiscal 2024. On July 5, 2024, OSFI announced a one-year delay in the next increase of the capital floor adjustment factor to allow OSFI time to consider the impact of the implementation of Basel III reforms in other jurisdictions. With the one-year delay, the adjustment factor will remain at the current 67.5% for fiscal 2025 and will then rise by an additional 2.5% to 70.0% in fiscal 2026 and 72.5% in fiscal 2027.

The Parental Stand-Alone (Solo) TLAC Framework for D-SIBs, published by OSFI on September 12, 2023, was effective in the first quarter of fiscal 2024. The purpose of the Solo framework is to ensure a non-viable D-SIB has sufficient loss absorbing capacity on a stand-alone legal entity basis to support its resolution, which would, in turn, facilitate an orderly resolution of the D-SIB while minimizing adverse impacts on the stability of the financial sector, ensuring the continuity of critical functions and minimizing taxpayers' exposure to loss. We exceeded the minimum Solo TLAC requirement of 21.5%.

Effective the first quarter of fiscal 2024, the bank adopted IFRS 17, *Insurance Contracts* (IFRS 17). Upon transition to IFRS 17, we voluntarily changed our accounting policy for the measurement of investment properties under IAS 40, *Investment Properties* (IAS 40), recorded in insurance-related assets on our Consolidated Balance Sheet, from cost value to fair value. This change did not have a material impact on regulatory capital ratios. Refer to the Changes in Accounting Policies in 2024 section for further details.

Regulatory Capital and Total Loss Absorbing Capacity Review

BMO is well-capitalized, with capital ratios that exceed OSFI's published requirements for large Canadian banks, including a DSB of 3.5%. Our CET1 Ratio was 13.6% as at October 31, 2024, compared with 12.5% as at October 31, 2023. Our CET1 Ratio increased from the prior year, primarily as a result of internal capital generation, common shares issued under the Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP) and lower source-currency RWA. There was a positive impact to the ratio from the reversal of a fiscal 2022 legal provision associated with a predecessor bank, M&I Marshal and Ilsley Bank, which increased internal capital generation and reduced RWA.

Our Tier 1 Capital and Total Capital Ratios were 15.4% and 17.6%, respectively, as at October 31, 2024, compared with 14.1% and 16.2%, respectively, as at October 31, 2023. The Tier 1 Capital and Total Capital Ratios were higher, due to the same factors impacting the CET1 Ratio, as well as the issuances of Limited Recourse Capital Notes (LRCN) totalling US$1.75 billion, partially offset by preferred share redemptions.

The impact of foreign exchange movements on BMO's capital ratios was largely offset. BMO's investments in foreign operations are primarily denominated in U.S. dollars, and the foreign exchange impact of U.S.-dollar-denominated RWA and capital deductions may result in variability in the bank's capital ratios. We manage the impact of foreign exchange movements on RWA and capital deductions in our capital ratios.

Our Leverage Ratio was 4.4% as at October 31, 2024, an increase from 4.2% as at October 31, 2023, driven by higher Tier 1 Capital, partially offset by higher leverage exposures.

As at October 31, 2024, our TLAC Ratio was 29.3% and our TLAC Leverage Ratio was 8.3%, compared with 27.0% and 8.1%, respectively, as at October 31, 2023.

While the ratios discussed above reflect our consolidated capital base, we conduct business through a variety of corporate structures, including subsidiaries. A framework is in place such that capital and funding are managed appropriately at the subsidiary level.

Following the acquisition of Bank of the West in fiscal 2023, our U.S. bank intermediate holding company BMO Financial Corp. (BFC) became a Category III institution under the Enhanced Prudential Standards issued by the Federal Reserve Board (FRB). BFC is required to meet certain heightened regulatory standards related to capital, liquidity and risk management, including complying with FRB single counterparty credit limits. BFC is also subject to the Comprehensive Capital Analysis and Review (CCAR) and *Dodd-Frank Act* Stress Test (DFAST) requirements of the FRB on an annual basis.

On June 26, 2024, the FRB released its 2024 CCAR and DFAST results, and on August 28, 2024 announced individual large bank capital requirements, which were effective October 1, 2024. For BFC, the FRB determined a CET1 Ratio requirement of 10.0%, including the 4.5% minimum CET1 Ratio and a 5.5% stress capital buffer. BFC is well-capitalized, with a CET1 Ratio of 11.8% as at September 30, 2024.

Regulatory Capital and TLAC [1]

TABLE 30

(Canadian $ in millions, except as noted) As at October 31	2024	2023
Common Equity Tier 1 Capital: Instruments and Reserves		
Directly issued qualifying common share capital plus related stock surplus	24,275	23,269
Retained earnings	46,469	44,920
Accumulated other comprehensive income (and other reserves)	5,419	1,862
Goodwill and other intangibles (net of related tax liability)	(20,349)	(20,899)
Other common equity Tier 1 capital deductions	1,240	3,762
Common Equity Tier 1 Capital (CET1)	57,054	52,914
Additional Tier 1 Capital: Instruments		
Directly issued qualifying Additional Tier 1 instruments plus related stock surplus	7,787	6,958
Total regulatory adjustments applied to Additional Tier 1 Capital	(106)	(87)
Additional Tier 1 Capital (AT1)	7,681	6,871
Tier 1 Capital (T1 = CET1 + AT1)	64,735	59,785
Tier 2 Capital: Instruments and Provisions		
Directly issued qualifying Tier 2 instruments plus related stock surplus	8,230	8,082
General allowance	954	902
Total regulatory adjustments to Tier 2 Capital	(8)	(51)
Tier 2 Capital (T2)	9,176	8,933
Total Capital (TC = T1 + T2)	73,911	68,718
Non-Regulatory Capital Elements of TLAC		
Directly issued qualifying Other TLAC instruments	49,465	45,773
Total regulatory adjustments applied to Other TLAC	(88)	(89)
Other TLAC	49,377	45,684
TLAC (TLAC = TC + Other TLAC)	123,288	114,402
Risk-Weighted Assets and Leverage Ratio Exposures		
Risk-Weighted Assets	420,838	424,197
Leverage Ratio Exposures	1,484,962	1,413,036
Capital Ratios (%)		
Common Equity Tier 1 Ratio	13.6	12.5
Tier 1 Capital Ratio	15.4	14.1
Total Capital Ratio	17.6	16.2
TLAC Ratio	29.3	27.0
Leverage Ratio	4.4	4.2
TLAC Leverage Ratio	8.3	8.1

(1) Calculated in accordance with OSFI's CAR Guideline and LR Guideline, as applicable. Non-qualifying Additional Tier 1 and Tier 2 Capital instruments were phased out at a rate of 10% per year from January 1, 2013 to January 1, 2022.

Certain comparative figures have been reclassified to conform with the current year's presentation and for changes in accounting policy.

Our CET1 Capital was $57.1 billion as at October 31, 2024, compared with $52.9 billion as at October 31, 2023. CET1 Capital increased driven by internal capital generation, common shares issued under the DRIP, and the reversal of the legal provision.

Tier 1 Capital and Total Capital were $64.7 billion and $73.9 billion, respectively, as at October 31, 2024, compared with $59.8 billion and $68.7 billion, respectively, as at October 31, 2023. The increases in Tier 1 Capital and Total Capital were primarily due to the factors impacting CET1 Capital, as well as the LRCN issuances totalling US$1.75 billion, partially offset by the preferred share redemptions.

Risk-Weighted Assets

RWA were $420.8 billion as at October 31, 2024, a decrease from $424.2 billion as at October 31, 2023. Credit Risk RWA were $350.3 billion as at October 31, 2024, relatively unchanged from $349.9 billion as at October 31, 2023, with increases in asset size and net asset quality changes, offset by methodology updates and the sale of a portfolio of recreational vehicle loans. As noted above, the impact of foreign exchange rate movements is largely offset in the CET1 Ratio. Market Risk RWA were $17.8 billion as at October 31, 2024, an increase from $17.0 billion as at October 31, 2023, primarily attributable to portfolio changes and growth during the current year. Operational Risk RWA were $52.8 billion as at October 31, 2024, a decrease from $57.4 billion as at October 31, 2023, primarily due to the reversal of the legal provision. The capital floor was not operative at October 31, 2024 and October 31, 2023.

TABLE 31

(Canadian $ in millions) As at October 31	Total exposure (1) (2)	Average risk weight	2024 RWA (1) Standardized	IRB FIRB	AIRB	Total	2023 Total RWA
Credit Risk							
Wholesale							
Corporate, including specialized lending	**405,215**	**45.1%**	**31,325**	**69,424**	**82,171**	**182,920**	180,523
Corporate small and medium-sized enterprises	**32,050**	**62.3%**	**3,499**	**4**	**16,478**	**19,981**	20,869
Sovereign	**278,919**	**1.7%**	**170**	**–**	**4,700**	**4,870**	4,081
Bank	**25,137**	**16.6%**	**32**	**4,148**	**–**	**4,180**	4,837
Retail							
Residential mortgages, excluding home equity line of credit	**190,200**	**11.3%**	**4,257**	**–**	**17,260**	**21,517**	18,867
Home equity line of credit	**75,049**	**10.7%**	**953**	**–**	**7,065**	**8,018**	7,877
Qualifying revolving retail	**56,887**	**24.5%**	**540**	**–**	**13,386**	**13,926**	10,738
Other retail, excluding small and medium-sized enterprises	**31,046**	**55.7%**	**10,467**	**–**	**6,821**	**17,288**	26,657
Retail small and medium-sized enterprises	**19,239**	**66.0%**	**3,445**	**–**	**9,252**	**12,697**	12,140
Equity	**11,819**	**136.7%**	**16,154**	**–**	**–**	**16,154**	14,574
Trading book	**53,033**	**23.0%**	**4,829**	**6,328**	**1,043**	**12,200**	12,421
Securitization	**91,327**	**14.7%**	**2,462**	**–**	**10,963**	**13,425**	12,627
Other credit risk assets – non-counterparty managed assets	**20,210**	**114.2%**	**23,085**	**–**	**–**	**23,085**	23,641
Total Credit Risk	**1,290,131**	**–**	**101,218**	**79,904**	**169,139**	**350,261**	349,852
Market Risk	**–**	**–**	**17,797**	**–**	**–**	**17,797**	16,981
Operational Risk	**–**	**–**	**52,780**	**–**	**–**	**52,780**	57,364
Risk-Weighted Assets before floor	**1,290,131**	**–**	**171,795**	**79,904**	**169,139**	**420,838**	424,197
Floor adjustment (3)	**–**	**–**	**–**	**–**	**–**	**–**	–
Total Risk-Weighted Assets	**1,290,131**	**–**	**171,795**	**79,904**	**169,139**	**420,838**	424,197

(1) Exposure and RWA are grouped by the obligor's asset class.
(2) Exposure represents exposure at default (EAD) after the application of credit risk mitigation and the credit conversion factor for undrawn exposures.
(3) The bank is subject to capital floor requirements as prescribed in OSFI's CAR Guideline. Total RWA is increased by a floor adjustment amount, which is calculated based on the standardized methodology. The capital floor was not operative at October 31, 2024 and October 31, 2023.

na – not applicable

Economic Capital

Economic capital is an expression of the enterprise's capital demand requirement relative to its view of the economic risks in its underlying business activities. It represents management's estimation of the likely magnitude of economic losses that could occur should severely adverse situations arise. Economic loss is the loss in economic or market value incurred over a specified time horizon at a defined confidence level, relative to the expected loss over the same time horizon. Economic capital is calculated for various types of risk, including credit, market (trading and non-trading), operational, business and insurance, based on a one-year time horizon using a defined confidence level.

Economic Capital and RWA by Operating Group and Risk Type

(As at October 31, 2024)

BMO Financial Group

Operating Segments	Canadian Personal and Commercial Banking	U.S. Personal and Commercial Banking	BMO Wealth Management	BMO Capital Markets	Corporate Services
Economic Capital by Risk Type (%)					
Credit	79%	86%	36%	66%	23%
Market	-	-	22%	16%	77%
Operational/Other	21%	14%	42%	18%	-
RWA by Risk Type (Canadian $ in millions)					
Credit	92,784	139,881	22,487	69,972	25,137
Market	–	–	77	17,691	29
Operational	18,013	15,222	8,276	11,269	–

Capital Management Activities

On December 5, 2024, we announced our intention to establish a normal course issuer bid (NCIB) for up to 20 million common shares, subject to the approval of OSFI and the Toronto Stock Exchange. The NCIB is a regular part of our capital management strategy. Once approvals are obtained, the NCIB will permit us to purchase common shares for the purpose of cancellation. The timing and amount of purchases under the NCIB are subject to regulatory approvals and to management discretion, based on factors such as market conditions and capital levels.

During fiscal 2024, we issued approximately 8.6 million common shares through the DRIP and the exercise of stock options.

During fiscal 2024, we completed the issuances and redemptions of Tier 1 and Tier 2 Capital instruments, outlined in the table below.

On November 25, 2024, we redeemed of all our outstanding 12 million Non-Cumulative 5-year Rate Reset Class B Preferred Shares, Series 31 (NVCC) for an aggregate total of $300 million.

Capital Instrument Issuances and Redemptions

TABLE 32

As at October 31, 2024	Issuance or redemption date	Number of shares (in millions)	Balance (Canadian $ in millions, except as noted)
Common shares issued		8.6	$ 980
Tier 1 Capital			
Issuance of 7.700% Limited Recourse Capital Notes, Series 4	March 8, 2024		US$ 1,000
Redemption of Non-Cumulative 5-year Rate Reset Class B Preferred Shares, Series 27	May 25, 2024	20.0	$ 500
Redemption of Non-Cumulative 5-year Rate Reset Class B Preferred Shares, Series 46	May 25, 2024	14.0	$ 350
Issuance of 7.300% Limited Recourse Capital Notes, Series 5	July 17, 2024		US$ 750
Redemption of Non-Cumulative 5-year Rate Reset Class B Preferred Shares, Series 29	August 25, 2024	16.0	$ 400
Tier 2 Capital			
Issuance of Medium-Term Notes, Series M, Second Tranche	July 3, 2024		$ 1,000
Redemption of Medium-Term Notes, Series J, First Tranche	September 17, 2024		$ 1,000

Outstanding Shares and NVCC Instruments

TABLE 33

As at October 31	Number of shares or dollar amount (in millions)	Dividends declared per share 2024	2023	2022
Common shares	730	**$ 6.12**	$ 5.80	$ 5.44
Class B Preferred shares				
Series 27* (1)	–	**$ 0.48**	$ 0.96	$ 0.96
Series 29* (2)	–	**$ 0.68**	$ 0.91	$ 0.91
Series 31* (3)	$ 300	**$ 0.96**	$ 0.96	$ 0.96
Series 33*	$ 200	**$ 0.76**	$ 0.76	$ 0.76
Series 44*	$ 400	**$ 1.70**	$ 1.21	$ 1.21
Series 46* (4)	–	**$ 0.64**	$ 1.28	$ 1.28
Series 50*	$ 500	**$73.73**	$73.73	$24.64
Series 52*	$ 650	**$70.57**	$57.52	–
Additional Tier 1 Capital Notes*				
4.800% Additional Tier 1 Capital Notes (5)	US$ 500	**na**	na	na
4.300% Limited Recourse Capital Notes, Series 1 (6)	$1,250	**na**	na	na
5.625% Limited Recourse Capital Notes, Series 2 (6)	$ 750	**na**	na	na
7.325% Limited Recourse Capital Notes, Series 3 (6)	$1,000	**na**	na	na
7.700% Limited Recourse Capital Notes, Series 4 (6)	US$1,000	**na**	na	na
7.300% Limited Recourse Capital Notes, Series 5 (6)	US$ 750	**na**	na	na
Medium-Term Notes* (7)				
3.803% Subordinated Notes	US$1,250	**na**	na	na
Series J – Second Tranche	$1,250	**na**	na	na
Series K – First Tranche	$1,000	**na**	na	na
3.088% Subordinated Notes	US$1,250	**na**	na	na
Series L – First Tranche	$ 750	**na**	na	na
Series M – First Tranche	$1,150	**na**	na	na
Series M – Second Tranche	$1,000	**na**	na	na
Stock options				
Vested	2.9			
Non-vested	3.7			

* Convertible into common shares.

(1) Redeemed on May 25, 2024.

(2) Redeemed on August 25, 2024.

(3) Redeemed on November 25, 2024.

(4) Redeemed on May 25, 2024.

(5) The notes had an initial interest rate of 4.800% and reset on August 25, 2024 to 6.709%.

(6) Convertible into common shares by virtue of recourse to the Preferred Shares Series 48, Preferred Shares Series 49, Preferred Shares Series 51, Preferred Shares Series 53 and Preferred Shares Series 54, respectively. Refer to Note 17 of the audited annual consolidated financial statements for conversion details.

(7) Note 16 of the audited annual consolidated financial statements includes details on the NVCC Medium-Term Notes.

na – not applicable

Note 17 of the audited annual consolidated financial statements includes details on share capital and other equity instruments.

If an NVCC trigger event were to occur, NVCC instruments would be converted into BMO common shares pursuant to automatic conversion formulas, with the conversion price based on the greater of: (i) a floor price of $5.00; and (ii) the current market price of BMO common shares at the time of the trigger event (calculated using a 10-day weighted average). Based on a floor price of $5.00, these NVCC instruments would be converted into approximately 4.2 billion BMO common shares, assuming no accrued interest and no declared and unpaid dividends.

Further details on subordinated debt and share capital are provided in Notes 16 and 17 of the audited annual consolidated financial statements.

Dividends

Dividends per common share declared in fiscal 2024 totalled $6.12, an increase of 6% from the prior year. Annual dividends declared represented 64% of reported net income and 63% of adjusted net income available to common shareholders on a last twelve-month basis.

Our target dividend payout range (common share dividends as a percentage of net income available to shareholders, less preferred share dividends and distributions on other equity instruments, based on earnings over the last twelve months) is 40% to 50%, providing shareholders with a competitive dividend yield. Our target dividend payout range seeks to provide shareholders with stable income, while retaining sufficient earnings to support anticipated business growth, fund strategic investments and support capital adequacy.

At year-end, our common shares provided an annualized dividend yield of 5% based on the year-end closing share price. On December 5, 2024, we announced that the Board of Directors had declared a quarterly dividend on common shares of $1.59 per share, an increase of $0.04 per share from the prior quarter and 5% from the prior year. The dividend is payable on February 26, 2025 to shareholders of record on January 30, 2025.

Shareholder Dividend Reinvestment and Share Purchase Plan

Common shareholders may elect to have their cash dividends reinvested in common shares of BMO, in accordance with the DRIP.

In the first and second quarters of fiscal 2024, common shares to supply the DRIP were issued from treasury at a 2% discount, calculated in accordance with the terms of the DRIP. In the third quarter of fiscal 2024, and until further notice, common shares to supply the DRIP will be purchased on the open market without a discount. During fiscal 2023, common shares to supply the DRIP were issued from treasury at a 2% discount, calculated in accordance with the terms of the DRIP.

Eligible Dividends Designation

For the purposes of the *Income Tax Act (Canada)* or any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as "eligible dividends", unless indicated otherwise.

Caution
This Enterprise-Wide Capital Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Off-Balance Sheet Arrangements

We enter into a number of off-balance sheet arrangements in the normal course of operations, and these include structured entities (SEs), credit instruments and guarantees.

Structured Entities and Securitization

We carry out certain business activities through arrangements involving SEs, using them to obtain sources of liquidity and manage capital by securitizing certain of our financial assets, to secure customer transactions, or to pass our credit risk exposure to holders of the vehicles' securities. For example, we enter into transactions with SEs in which we transfer assets, including mortgage loans, mortgage-backed securities, credit card loans, real estate lines of credit, auto loans and equipment loans, in order to obtain alternate sources of funding or as part of our trading activities. Note 6 of the audited annual consolidated financial statements describes the loan securitization activities carried out through third-party programs such as the Canada Mortgage Bond Program and the National Housing Act Mortgage-Backed Securities Program. Note 7 of the audited annual consolidated financial statements provides further details of our interests in both consolidated and unconsolidated SEs. Under IFRS, we consolidate a SE if we control the entity. We consolidate our own securitization vehicles, certain capital and funding vehicles, and other structured entities created to meet our customers' needs, as well as our own. We do not consolidate our customer securitization vehicles, certain capital vehicles, various BMO-managed funds or various other SEs where investments are held. Further details on our customer securitization vehicles are provided below.

BMO-Sponsored Securitization Vehicles

We sponsor various vehicles that fund assets originated either by us (which are then securitized through a bank securitization vehicle) or by our customers (which are then securitized through three Canadian customer securitization vehicles and one U.S. customer securitization vehicle). We earn fees for providing services related to these customer securitization vehicles, including liquidity, distribution and financial arrangement fees for supporting the ongoing operations of the vehicles. These fees totalled approximately $160 million in fiscal 2024 ($149 million in fiscal 2023).

Customer Securitization Vehicles

Our customer securitization vehicles provide customers with access to financing either from us or from the asset-backed commercial paper (ABCP) markets. Customers sell either their assets or an interest in their assets into these vehicles, which then issue ABCP either to investors or to us, in order to fund the purchases. The sellers remain responsible for servicing the transferred assets and are first to absorb any losses realized on those assets. We are not responsible for servicing or absorbing the first loss and none of the sellers are affiliated with BMO.

Our exposure to potential losses arises from the purchase of ABCP issued by the vehicles, any related derivative contracts entered into with the vehicles, and the liquidity support provided to the market-funded vehicles. We use the credit adjudication process in deciding whether to enter into these arrangements, just as we do when extending credit in the form of a loan.

Three of these customer securitization vehicles are market-funded, while the fourth is funded directly by the bank. We do not control these entities and therefore they are not consolidated. Further information on the consolidation of customer securitization vehicles is provided in Note 7 of the audited annual consolidated financial statements.

The market-funded vehicles had a total of $11.2 billion of ABCP outstanding as at October 31, 2024 ($12.2 billion as at October 31, 2023). The ABCP issued by the Canadian market-funded vehicles is rated R-1 (high) by DBRS and P1 by Moody's, and the ABCP issued by the U.S. market-funded vehicle is rated A1 by S&P and P1 by Moody's. Our holdings of ABCP, as distributing agent of ABCP issued by the market-funded vehicles, totalled $170 million as at October 31, 2024 ($518 million as at October 31, 2023).

We provide liquidity facilities to the market-funded vehicles, which may require that we provide additional financing to the vehicles should certain events occur. The total committed and undrawn amount under these liquidity facilities and the undrawn amount of the BMO funded vehicles as at October 31, 2024 totalled $19.3 billion ($19.8 billion as at October 31, 2023). This amount comprises part of the commitments outlined in Note 25 of the audited annual consolidated financial statements.

The assets of each of these market-funded vehicles consist primarily of exposures to diversified pools of automobile-related receivables and conventional residential mortgages in Canada, and automobile-related receivables and equipment loans in the United States. These two asset classes represent 67% (63% in fiscal 2023) in Canada, and 86% (unchanged from 2023) in the United States, of the aggregate assets of their respective vehicles as at October 31, 2024, and as at October 31, 2023, respectively.

Guarantees and Other Credit Instruments

To meet the financial needs of our clients, we use a variety of guarantees and commitments. Guarantees include contracts under which we may be required to make payments to a counterparty based on changes in the value of an asset, liability or equity security that the counterparty holds. Contracts under which we may be required to make payments if a third party does not perform according to the terms of a contract, and contracts under which we provide indirect guarantees of indebtedness, are also considered guarantees. In the normal course of business, the types of guarantee products we offer include letters of credit, derivatives contracts or instruments (including, but not limited to, credit default swaps), as well as indemnification agreements. The maximum amount payable by BMO in relation to these guarantees was $47 billion as at October 31, 2024 ($40 billion as at October 31, 2023).

Other credit commitments are off-balance sheet arrangements that represent our commitment to customers to grant them credit in the form of loans or other financings for specific amounts and maturities, subject to certain conditions. These include backstop liquidity facilities, documentary and commercial letters of credit, and commitments to extend credit. The maximum amount payable by BMO in relation to these other credit commitments was $261 billion as at October 31, 2024 ($249 billion as at October 31, 2023).

There is a large number of credit instruments outstanding at any time. The amount above is not representative of our likely credit exposure or the liquidity requirements for these instruments, as it does not take into account customer behaviour, which suggests that only a portion of our customers would utilize the facilities related to these instruments, nor does it take into account any amounts that could be recovered under recourse and collateral provisions. Our customers are broadly diversified, and we do not anticipate events or conditions that would cause a significant number of customers to fail to perform in accordance with the terms of their contracts. We use the credit adjudication process in deciding whether to enter into these arrangements, just as we do when extending credit in the form of a loan. We monitor off-balance sheet credit instruments in order to avoid undue concentrations in any geographic region or industry.

For the credit commitments outlined in the preceding paragraphs, in the absence of an event that triggers a default, early termination by BMO may result in a breach of contract.

Further information on these instruments can be found in Note 25 of the audited annual consolidated financial statements.

Caution
This Off-Balance Sheet Arrangements section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

MD&A

Enterprise-Wide Risk Management

As a diversified financial services company providing banking, wealth management, capital markets and insurance services, BMO is exposed to a variety of risks that are inherent in each of these business activities. A disciplined and integrated approach to managing risk is fundamental to the success of our operations. Our risk management framework provides independent risk oversight across the enterprise and is integral to building competitive advantage.

Enterprise-Wide Risk Management outlines BMO's approach to managing the key financial risks and other related risks that are inherent in these business activities, as discussed in the following sections:

Text and tables presented in a blue-tinted font in the Enterprise-Wide Risk Management section of the MD&A form an integral part of the 2024 audited annual consolidated financial statements. They present required disclosures as set out by the International Accounting Standards Board in IFRS 7, *Financial Instruments – Disclosures,* which permits cross-referencing between the notes to the consolidated financial statements and the MD&A. Refer to Notes 1 and 5 of the audited annual consolidated financial statements.

Risks That May Affect Future Results

Top and Emerging Risks That May Affect Future Results

BMO's overall risk profile can be impacted by evolving internal and external events. These events have the potential to affect our business and our operational and financial results. Our risk management life cycle is a continuous process designed to identify, assess, manage, monitor and report on risks arising from these events. These event-related risks are raised for discussion with the Board of Directors, senior management and business leaders at several forums, incorporating both bottom-up and top-down approaches. Risks are examined and assessed by scenario analysis. Our exposure to certain events is addressed through action plans developed based on these risk assessments.

The following risks are considered to have the potential to materially impact BMO's financial results, operational efficiency, strategic direction or reputation.

General Economic Conditions

The prevailing economic conditions in Canada, the United States and other jurisdictions in which we conduct business affect our financial results and business operations. These conditions include the level of economic growth, interest rates and central bank actions, inflation, labour markets and unemployment rates, and the activity level and volatility of financial markets. The Canadian economy lost momentum in fiscal 2024, in response to higher interest rates, but has shown continued resilience as a result of high levels of household savings, expansionary fiscal policies, and robust population growth driven by immigration. Changes to Canada's immigration policies are expected to slow population growth. Although the labour market has weakened in both countries, employment growth remains positive. Inflation has moderated, although some price pressures in the services sector persist. The inflation rate has continued to moderate after reaching a four-decade high in fiscal 2022 in response to weaker labour markets, lower commodity prices and improved global supply chains. Policy rates are easing in Canada and the United States; however, longer-term borrowing costs, though falling, remain elevated. With the upcoming renegotiation of the Canada-United States-Mexico Trade Agreement in 2026, there is a risk that the free trade agreement may end, which could result in disruptive and costly tariffs on trade flows among the three nations. These factors represent risks for market stability and economic growth. Changes in economic conditions can affect consumer spending, housing prices, business investment and capital markets activity, and in turn, affect our business, including the demand for our lending and deposit products, net interest income, fee revenue, operating expenses, credit losses and asset values. In fiscal 2024, the above factors had, and may continue to have, an impact on consumers and the operations of our clients, as well as a negative effect on our earnings, including lower loan and deposit demand, and higher provisions for credit losses.

Management regularly monitors the economic environment in which we operate, in order to identify significant changes in key economic indicators, so that we can assess BMO's portfolio and business strategies, and develop contingency plans to address any adverse developments.

Cyber and Information Security Risk

Cyber and information security risk arises from the ever-increasing reliance of our business operations on internet and cloud technologies, and dependence on advanced digital technologies to process data, combined with a hybrid work environment. In addition, rising geopolitical tensions are contributing to increasing global exposures to cyber security risks. These risks could impact the confidentiality, integrity or availability of BMO's data and information across our businesses and customer base. We are the target of attempted cyber attacks and must continuously monitor and develop our systems to protect the integrity and functionality of our technology infrastructure, as well as access to and the security of our data. Any resulting data breaches may lead to exposure or loss of data, including customer or employee information and the bank's strategic or other sensitive internal information, and could result in identity theft, fraud or business losses. Cyber attacks could result in system failures and disruption of services, and expose the bank to litigation and regulatory risk, as well as reputational harm. Threat campaigns are becoming more sophisticated and well-organized, and often take place through third-party suppliers, which can negatively impact our business, brand and reputation, as well as customer retention and acquisition.

For further discussion of BMO's cyber and information security program, refer to the Operational Non-Financial Risk section.

Technology Resilience and Innovation Risk

Technology resilience risk arises from a failure to maintain acceptable service levels during, as well as after, severe disruptions to critical processes and the supporting information technology systems. Technology resilience risk exposure is increasing and driving new and more extensive regulatory obligations and customer expectations related to operational resilience. This exposure challenges banks to extend their programs beyond disaster recovery and business continuity activities, to include responses to internal and external threats of disruption. Technology resilience is critical to providing our customers with a consistent online experience across our digital channels. Given the increasing reliance of our customers on technology platforms to manage and support their personal, business and investment banking activities, it is important that we maintain platforms that function at high levels of operational reliability and resilience, in order to protect and ensure the availability, integrity and recoverability of critical data, particularly with respect to business-critical systems.

Technologies continue to evolve rapidly and are creating competitive pressures across the industry. Innovation risk is the inability to deliver new technology solutions, services, processes and products that keep pace with rapidly evolving customer expectation and new competitors without disruption to business-critical systems. New technologies may also lead to more complex regulatory, strategic and reputation risks. In alignment with our Digital First strategy, we continue to invest in emerging technologies and talent to adapt to the dynamic environment and deliver competitive and digitally-enabled products and services to meet our customers' expectations for personalized and on-demand banking, pursue new business growth opportunities and improve operational efficiency. We remain committed to the prudent and responsible adoption of new technologies.

In alignment with BMO's Digital First strategy, we continue to invest in risk management technology that can also enhance the customer experience, streamline processes and reduce complexity.

For further discussion of BMO's technology risk program, refer to the Operational Non-Financial Risk section.

Third-Party Risk

Our use of third-party relationships continues to evolve and expand, helping us to deliver new and innovative solutions across the bank and for our clients. While third-party relationships can be beneficial for the bank, they can give rise to risks that may threaten BMO's operational resilience, such as compromising customer data or disrupting the availability of critical products and services, which may financially impact the bank. We continue to enhance and evolve our capabilities in order to maintain effective third-party risk management and oversight and the efficient delivery of products and services that depend on third parties.

For further discussion of BMO's third-party risk program, refer to the Operational Non-Financial Risk section.

Geopolitical Risk and Escalating Trade Disputes

Geopolitical uncertainty and conflicts between countries impact global economies and may lead to market volatility. The Russia-Ukraine conflict has had an ongoing global impact, including higher energy prices and the erosion of business confidence. The financial, energy and technology sanctions imposed on Russia by Ukraine's allies could lead to long-term political, economic and military turmoil between Western countries and Russia.

The Middle East conflict has heightened tensions significantly in the region, and the potential for escalation could drive up energy prices, unsettle financial markets and slow global growth even further, which would have a direct and indirect impact on our customers.

Canadian and U.S. relations with China remain strained, involving trade disputes and tensions over Taiwan. The political climate in the United States could lead to a new wave of tariffs, and a U.S. commitment to expanding trade ties with Taiwan may further elevate the tension. In addition, the strategic competition between the United States and China is driving greater global fragmentation, as both countries seek to reinforce their autonomy, limit any vulnerabilities and insulate their technology sectors. This could adversely affect business investment and prove especially problematic for commodity-producing countries such as Canada that rely on a large export market. Ongoing Canada-China disputes over political interference are further evidence of this discord.

Diplomatic relations between Canada and India have also deteriorated, which could threaten to disrupt trade flows, tourism and immigration between the two countries.

We actively monitor global and North American events and trends, and continually assess our businesses in the context of these events and trends. Although our lending portfolio has limited direct exposure outside North America, our customers rely on global trade and sustained economic growth. To mitigate exposure to geopolitical risk, we maintain a diversified portfolio that we continually monitor, in addition to contingency plans that are intended to prepare BMO for possible adverse developments. Our portfolios, business plans and capital adequacy are stress tested against severely adverse scenarios arising from trade-related shocks, and we build contingency plans and mitigation strategies aimed at addressing and offsetting the consequences of possible adverse political and economic developments.

BMO's credit exposure by geographic region is set out in Tables 67 to 73 in the Supplemental Information and in Note 4 of the audited annual consolidated financial statements.

MD&A

Environmental and Social Risk, including Climate Change

BMO is exposed to environmental and social risks, in particular climate risk related to environmental conditions and extreme weather events that could potentially disrupt our operations, impact our customers and counterparties, and result in lower earnings or potential losses. Factors contributing to heightened environmental risks include the impacts of climate change and the continued intensification of development in areas of greater environmental sensitivity. Business continuity and disaster recovery plans provide us with the roadmap and tools to support the restoration, maintenance and management of critical operations and processes in the event of a business disruption.

We are also exposed to risks related to borrowers that may experience financial losses or rising operating costs as a result of acute or chronic changes in climate conditions, climate-related litigation and/or policies, such as carbon emissions pricing, or a decline in revenue as new and emerging technologies and changing consumer preferences disrupt or displace demand for certain commodities, products and services. BMO's climate ambition is to be our clients' lead partner in the transition to a net zero world. Our strategy seeks to capture commercialization opportunities by working with our clients on their decarbonization journeys.

Legal and regulatory risk or reputation risk could arise from actual or perceived actions, or inaction, by our operations and those of our customers in relation to climate change and other environmental and social risk issues, or our disclosures related to these matters. Risks related to these issues could also affect our customers, suppliers or other interested parties, which could give rise to new risks. Globally, new and more stringent climate-related obligations are being developed, which may increase compliance requirements. Litigation or enforcement measures could arise from these obligations to manage and report on climate-related risks.

Refer to the Environmental and Social Risk section for further discussion of these risks.

Canadian Housing Market and Consumer Leverage

Elevated household debt continues to be a headwind for household spending and broader economic activity. The combination of still restrictive interest rate policy that results in higher mortgage payments at renewal and rising unemployment could further increase credit losses, particularly in unsecured consumer credit. While recent and expected rate reductions by the Bank of Canada are alleviating pressure on Canadian households, the housing market recovery will likely be constrained by the persistent lack of affordability, notably in Ontario and British Columbia, which could limit mortgage origination volumes. The risk of credit losses in our mortgage portfolio is in part mitigated by low loan-to-value and prudent underwriting practices that stress test customers' ability to service mortgage debt at higher interest rates. While portfolio stress test analysis suggests that even significant price declines and challenging economic conditions would result in manageable losses, primarily due to insurance coverage and the level of equity held by owners with seasoned loans, delinquencies and insolvencies in our portfolio could adversely affect our results and financial condition. In addition, consumer loan losses could rise if unexpected economic weakness results in a significant further increase in the unemployment rate.

Regulatory Environment and Changes

The financial services industry is highly regulated, and BMO has experienced increasing complexity in regulatory requirements and expectations, as governments and regulators around the world continue to pursue major reforms intended to strengthen the stability of the financial system and protect key markets and participants. These reforms may lead to further increases in regulatory capital or liquidity requirements and additional compliance costs, which could lower returns and affect growth. Such reforms could also affect the cost and availability of funding and the level of the bank's market-making activities. Regulatory reforms may also impact fees and other revenues for certain operating groups. In addition, differences in the laws and regulations enacted by a range of national regulatory authorities may offer advantages to our international competitors, which could affect our ability to compete. We monitor such developments, and other potential changes, so that we are well-positioned to respond and implement any necessary changes. BMO is subject to legal proceedings, including investigations by regulators. Failure to comply with applicable legal and regulatory requirements and expectations could result in further legal proceedings, financial losses, regulatory sanctions and fines, enforcement actions, criminal convictions and penalties, operational restrictions or an inability to execute certain business strategies, a decline in investor and customer confidence, and damage to our reputation.

Refer to the Legal and Regulatory Risk section for further discussion of these risks.

Other Factors That May Affect Future Results

Fiscal and Monetary Policies and Other Economic Conditions in the Countries in which BMO Conducts Business

Fiscal and monetary policies and other economic conditions prevailing in Canada, the United States and other jurisdictions in which we do business may impact profitability and heighten economic uncertainty in specific businesses and markets, which may in turn affect our customers and counterparties, reduce profitability and contribute to a greater risk of credit losses. Levels of business debt remain elevated due to the residual effects of the pandemic and the loss of governmental supports, which could impact our markets and our operating results. Interest rate fluctuations could have an impact on our earnings, the value of our investments, the credit quality of our loans to customers and counterparty exposure, as well as the capital markets that we access.

Fluctuations in the value of the Canadian dollar relative to other currencies have affected, and could continue to affect, the business operations and results of clients with significant earnings or input costs denominated in foreign currencies. Our investments in operations outside of Canada are primarily denominated in U.S. dollars, and the foreign exchange impact on our U.S.-dollar-denominated risk-weighted assets and capital deductions may result in variability in our capital ratios. Refer to the Enterprise-Wide Capital Management section for further discussion of these risks. The value of the Canadian dollar relative to the U.S. dollar will also affect the contribution of U.S. operations to Canadian-dollar profitability.

Hedging positions may be taken to manage interest rate exposures and foreign exchange impacts, and to partially offset the effects of Canadian dollar/U.S. dollar exchange rate fluctuations on the bank's financial results.

Refer to the 2024 Financial Performance Review – Foreign Exchange section and the Market Risk section for a more complete discussion of our exposure to foreign exchange and interest rate risk.

Tax Legislation and Interpretations

Legislative changes and changes in tax policy, including their interpretation by tax authorities and the courts, may impact earnings. Tax laws, as well as interpretations of tax laws and policy by tax authorities, may change as a result of efforts by the Canadian and U.S. federal governments, other G20 governments and the Organisation for Economic Co-operation and Development (OECD) to increase taxes, broaden the tax base globally and improve tax-related reporting. For example, in fiscal 2024, the Canadian government enacted legislation to adopt the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting two-pillar plan (Pillar 2) for international tax reform, which will levy a 15% minimum tax on operations globally.

For further discussion, refer to the Future Changes in Accounting Policies – IAS-12, *Income Taxes* section.

Changes to Business Portfolio

As part of its overall business strategy, BMO may acquire companies, businesses and assets. Although we conduct thorough due diligence before completing these acquisitions, some acquisitions may not perform in accordance with our financial or strategic objectives or expectations. We may be subject to regulatory and shareholder approvals to successfully complete an acquisition, and it may not be feasible to establish when, if or on what terms the necessary approvals will be granted. Changes in the competitive and economic environment, as well as other factors, may result in a decline in revenue or profitability, while higher than anticipated integration costs and failure to realize anticipated cost savings after an acquisition could also adversely affect earnings. Integration costs may increase because of regulatory costs related to an acquisition, operational loss events, other unanticipated expenses that were not identified in the due diligence process or demands on management time that are more significant than anticipated, as well as unexpected delays in implementing certain plans that may, in turn, lead to delays in achieving full integration. Successful post-acquisition performance depends on retaining the clients and key employees of acquired companies and businesses and on integrating key systems and processes without disruption.

BMO also evaluates potential dispositions of assets and businesses that may no longer meet strategic and financial objectives. When we seek to sell assets or dispose of a business, we may have difficulty obtaining buyers or devising alternative exit strategies on acceptable terms or in a timely manner, which could delay the achievement of strategic objectives. We may also dispose of assets or a business on terms that are less favourable than anticipated or lead to adverse operational or financial impacts, or greater disruption than expected, and the impact of the divestiture on revenue growth may be greater than forecast. Dispositions may be subject to the satisfaction of conditions and the granting of governmental or regulatory approvals on acceptable terms that, if not satisfied or obtained, may prevent the completion of a disposition as intended, or at all.

Critical Accounting Estimates, Judgments and Accounting Standards

BMO prepares its consolidated financial statements in accordance with IFRS. Changes that the International Accounting Standards Board makes from time to time may materially affect the way we record and report financial results. Future changes in accounting policies are discussed in the Future Changes in Accounting Policies section, as well as in Note 1 of the audited annual consolidated financial statements.

The application of IFRS requires management to make significant judgments and estimates that affect the carrying amounts of certain assets and liabilities, certain amounts reported in net income and other related disclosures. In making these judgments and estimates, we rely on the best information available at the time. However, it is possible that circumstances may change, new information may become available or models may prove to be imprecise.

BMO's financial results could be affected for the period during which any such new information or change in circumstances becomes apparent, and the extent of the impact could be significant. More information is included in the Critical Accounting Estimates and Judgments section.

Caution

The Risks That May Affect Future Results section and the remainder of this Enterprise-Wide Risk Management section contain forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements. Other factors beyond BMO's control that may affect its future results are noted in the Caution Regarding Forward-Looking Statements. BMO cautions that the preceding discussion of risks that may affect future results is not exhaustive.

Enterprise-Wide Risk Management Framework

BMO's integrated and disciplined approach to risk management is fundamental to the success of our business. Our Enterprise Risk and Portfolio Management (ERPM) group oversees the implementation and operation of the Enterprise-Wide Risk Management Framework (ERMF), and provides independent review and oversight across the enterprise on risk-related issues, in order to enable prudent and measured risk-taking that is integrated with business strategy. All elements of the ERMF function together to support informed and effective risk management, while striking an appropriate balance between risk and return.

The ERMF guides our risk-taking activities in order to align them with customer needs, shareholder expectations and regulatory requirements. We have established a risk governance framework as part of the ERMF that serves as the foundation for consistent and effective management of risks facing the bank, outlining our approach to understanding and managing risk, protecting BMO's reputation, diversifying and limiting potential tail risk, maintaining strong capital and liquidity positions, and optimizing risk return. In addition, the ERMF defines roles and responsibilities across all three lines of defence. It incorporates our Risk Management Life Cycle and informs our efforts to identify, assess, manage (which includes mitigation), monitor and report on our exposure to material risks. The ERMF is driven by our people, processes and technology, along with a range of risk management tools, including modelling and analytics, stress testing and scenario analysis, and our Risk Taxonomy. All elements of the ERMF are supported by our risk culture and provide for direct management of each individual risk type, as well as the management of risk on an integrated basis.

Enterprise Risk Management Framework



Risk Management Approach
Maintain strong capital and liquidity
Diversify; limit tail risk
Optimize risk return
Understand and manage
Protect our reputation
Risk Governance
Board
(RRC*, ACRC*)
Senior Management
(RMC*, ERC* & Management Committees*)
Risk Appetite Framework
Policy Framework
1st Line
Operating Groups, Technology & Operations, Corporate Services
2nd Line
Enterprise Risk & Portfolio Management, Legal & Regulatory Compliance
3rd Line
Corporate Audit Division
Risk Management Life Cycle
IDENTIFY
ASSESS
MANAGE
MONITOR
REPORT
Risk Taxonomy
• Credit & Counterparty
• Market
• Liquidity & Funding
• Insurance
• Non-Financial**
• Reputation
• Environmental & Social
• Strategic
Risk Management Enablement
People - Process - Technology
Risk Management Tools
(e.g.: Stress Testing, Scenario Analysis, Modelling, Analytics)
Risk Culture
• Tone from the top
• Accountability
• Effective communication and challenge
• Incentives

* RRC: Risk Review Committee; ACRC: Audit and Conduct Review Committee; RMC: Risk Management Committee; ERC: Enterprise Regulatory Committee; Management Committees include RRMC: Reputation Risk Management Committee, ECMC: Enterprise Capital Management Committee; and ALCO: Asset Liability Committee.

** Includes Operational Non-Financial Risk and Legal and Regulatory Risk.

Risk Governance

The ERMF outlines a governance approach that includes robust Board of Directors and senior management oversight, a Risk Appetite Framework, the Enterprise Policy Framework and the corresponding roles in the three-lines-of-defence operating model.

Board of Directors and Senior Management Oversight

Specific policies approved by our Board of Directors govern our approach to the management of material risks, and oversight is exercised at every level of the enterprise through a hierarchy of committees and individual responsibilities, as outlined in the following diagram. The Board of Directors seeks to ensure that corporate objectives are supported by a sound risk strategy, prudent risk appetite and an effective ERMF that is appropriate to the nature, scale, complexity and risk profile of our lines of business and other operations. The Board also has overall responsibility for oversight of the bank's governance framework and corporate culture. Senior management reviews and discusses significant risk issues and action plans as they arise in the implementation of the enterprise-wide strategy, exercising oversight and governance of the risks taken across the enterprise and the processes through which exposures to such risks are identified, assessed, managed, monitored and reported on, in accordance with policies, and held within approved limits and risk tolerances.

The ERMF is reviewed on a regular basis by the Risk Review Committee (RRC) of the Board of Directors, in order to exercise oversight and guide risk-taking activities.

MD&A


Board & Senior Management Oversight (1)
Board of Directors
Risk Review Committee (RRC)
Audit and Conduct Review Committee (ACRC)
Enterprise Capital Management Committee (ECMC) (2)
Risk Management Committee (RMC) (3)
Reputation Risk Management Committee (RRMC) (4)
Asset Liability Committee (ALCO) (5)
Enterprise Regulatory Committee (ERC) (6)
Board/Board Committees
Management Committees

(1) Reporting relationships shown in dotted lines, sub-committees shown as solid lines.
(2) Co-chaired by the Chief Financial Officer and Chief Risk Officer.
(3) Chaired by the Chief Risk Officer.
(4) Chaired by the General Counsel.
(5) Co-chaired by the Chief Financial Officer and Chief Risk Officer.
(6) Co-chaired by the General Counsel and Chief Risk Officer.

In addition to the oversight exercised by the Board of Directors and senior management, effective governance of the bank's risks is overseen by management committees and supported by the three-lines-of-defence operating model, which addresses risks across the operating groups and Corporate Services.

Board of Directors is responsible for supervising the management of the business and affairs of BMO. The Board, either directly or through its committees, is responsible for oversight of the following areas: strategic planning; defining risk appetite; identifying and managing risk; managing capital; fostering a culture of integrity; internal controls; succession planning and evaluation of senior management; communication; public disclosure; and corporate governance.

Risk Review Committee (RRC) of the Board of Directors assists the Board in fulfilling its risk management oversight responsibilities. This includes overseeing a strong risk culture; overseeing the identification, assessment and management of BMO's risks; monitoring adherence to risk management corporate policies and compliance with risk-related regulatory requirements; and evaluating the effectiveness of the Chief Risk Officer (CRO), in conjunction with the Human Resources Committee, including input into succession planning for the CRO. The ERMF is reviewed at least annually by the RRC, and guides risk-taking activities and sets out the bank's approach to risk management.

Audit and Conduct Review Committee (ACRC) of the Board of Directors assists the Board in fulfilling its oversight responsibilities for the integrity of BMO's financial reporting and sustainability reporting, including the effectiveness of BMO's internal controls; the internal audit function; the qualifications, independence and performance of the independent auditors; BMO's compliance with laws and regulations; transactions involving related parties; conflicts of interest and confidential information; standards of business conduct and ethics; cyber security; and consumer protection measures and complaints.

Chief Executive Officer (CEO) is directly accountable to the Board for all of BMO's risk-taking activities. The CEO is supported by the CRO and the ERPM group.

Chief Risk Officer (CRO) reports directly to the CEO, is head of ERPM, chair of RMC and reports to the RRC on risk-related matters. The CRO is responsible for providing independent review and oversight of enterprise-wide risks and leadership on risk issues, developing and maintaining the ERMF and fostering a strong risk culture across the enterprise.

Management Level Committees overseeing risk matters, including the Enterprise Capital Management Committee (ECMC), Risk Management Committee (RMC), Reputation Risk Management Committee (RRMC), Asset Liability Committee (ALCO) and Enterprise Regulatory Committee (ERC), bring together senior executive members of BMO management to oversee risk management across the enterprise. The committees are chaired by members of the Executive Committee, exercising risk oversight and governance for their respective risks at the highest levels of management.

Enterprise Risk and Portfolio Management (ERPM), as the second line of defence, provides risk management oversight, effective challenge and independent assessment of risk and risk-taking activities. ERPM supports a disciplined approach to risk-taking by exercising its responsibility for independent transactional approval and portfolio management, policy formulation, risk reporting, stress testing, modelling and risk education. This approach promotes consistency in risk management practices and standards across the enterprise, and verifies that any risks accepted are consistent with BMO's risk appetite.

Operating Groups and Corporate Services, including Technology and Operations, are responsible for effectively managing risks by identifying, assessing, managing, monitoring, mitigating and reporting on exposures to risk within their respective operations and lines of business, in accordance with their established risk appetite. They exercise business judgment and maintain effective policies, processes and internal controls, so that significant risk issues are escalated and reviewed by ERPM. Individual governance committees and ERPM establish and monitor risk limits that are consistent with, and subordinate to, the Board-approved limits.

Risk Appetite Framework

We believe that risk management is every employee's responsibility. This is guided by five key principles that define our approach to managing risk across the enterprise and comprise our Risk Appetite:

- **Understand and Manage** by only taking risks that are transparent and understood.
- **Protect BMO's Reputation** by adhering to principles of honesty, integrity, respect and high ethical standards, in line with our Code of Conduct.
- **Diversify. Limit Tail Risk** by targeting a business mix that minimizes earnings volatility and exposure to low-probability, high-impact events.
- **Maintain Strong Capital and Liquidity** positions that meet, or exceed, regulatory requirements and market expectations.
- **Optimize Risk Return** by managing risk-adjusted exposures and making decisions that create value for shareholders.

Our Risk Appetite Framework consists of a Risk Appetite Statement, risk limits and an outline of the responsibilities of the Board of Directors, its committees and senior management. The Risk Appetite Statement incorporates a risk appetite, comprising both qualitative statements and quantitative measures (including risk limits), that indicates the aggregate level and types of risk that the bank is willing to assume in order to support sound business initiatives and drive appropriate returns and targeted growth. The risk appetite is integrated within our strategic and business objectives and our capital and liquidity plans, as well as the bank's recovery and resolution plans. Our risk appetite is established by following the Risk Appetite Framework principles, supported by corporate policies, standards and guidelines, as well as committee mandates, and is developed to meet regulatory requirements under both normal and stressed conditions. The Risk Appetite Framework assists senior management and the Board of Directors in assessing the bank's risk profile against our risk appetite. Both the Risk Appetite Framework and Risk Appetite Statement are reviewed and approved by the Board of Directors annually. Our risk appetite is articulated and applied consistently across the enterprise, with operating groups, key businesses and entities developing their own respective risk appetite statements within this framework.

Risk Limits

Risk limits are set so that risk-taking activities remain within BMO's risk appetite, balancing risk diversification, exposure to loss and risk-adjusted returns. These limits inform business strategies and decisions, and are reviewed and approved by the Board of Directors or management or its committees, as appropriate, based on the level and granularity of the limits. They include:

- **Credit and Counterparty Risk** – limits on group and single-name exposures and material country, industry and portfolio/product segments.
- **Market Risk** – limits on economic value and earnings exposures to stress scenarios and significant market movements, as well as limits on value at risk and stress related to trading and underwriting activities.
- **Insurance Risk** – limits on policy exposures and reinsurance arrangements.
- **Liquidity and Funding Risk** – minimum limits governing the internal liquidity stress testing scenario, minimum regulatory liquidity ratio requirements, and maximum levels of asset pledging and wholesale funding, as well as limits related to liability diversification and exposure to credit and liquidity facilities.
- **Operational Non-Financial Risk** – key metrics for measuring operational and other non-financial risks that may have financial consequences.

The Board of Directors, after considering recommendations from the RRC and RMC, annually reviews and approves key risk limits and then delegates overall authority for these limits to the CEO. The CEO in turn delegates more specific authorities to the senior executives of the operating groups (first line of defence), who are responsible for the management of risk in their respective operations, and to the CRO. These delegated authorities allow risk officers to set risk tolerances, approve geographic and industry sector exposure limits within defined parameters, and establish underwriting and inventory limits for trading and investment banking activities. The criteria under which more specific authorities may be delegated across the organization, as well as the requirements relating to documentation, communication and monitoring of those specific delegated authorities, are set out in corporate policies and standards.

Enterprise Policy Framework

The Enterprise Policy Framework includes a comprehensive set of risk-related corporate policies, each of which is approved by the RRC, ACRC or the Board of Directors, as well as corporate standards issued pursuant to those corporate policies that have been reviewed by the RMC and approved by senior management. Corporate policies and standards collectively outline the principles, expectations, and roles and responsibilities of senior management for ensuring that exposures to key risks are identified, assessed, managed, monitored and reported. Corporate policies and standards are reviewed and updated at a minimum every two years.

The Enterprise Policy Framework also includes supporting directives and procedures that apply across the first and second lines of defence to operationalize the requirements, roles and responsibilities, and frameworks outlined in those corporate policies and standards.

Three-Lines-of-Defence Operating Model

Our ERMF is operationalized through the three-lines-of-defence approach to managing risk, as described below:

- Operating groups and Corporate Services, which includes Technology and Operations, serve as our first line of defence. They are accountable for the risks arising from their businesses, operations and exposures. They are expected to pursue business opportunities within their established risk appetite and to identify, assess, manage (which includes mitigation), monitor and report on risks in, or arising from, their businesses, operations and exposures. The first line fulfills its responsibilities by applying risk management and reporting methodologies, by establishing appropriate internal controls in accordance with the ERMF, and by monitoring the effectiveness of such controls. These processes and controls serve as the framework for our lines of business to act within their delegated risk-taking authority and risk limits, as set out in corporate policies and the Risk Appetite Framework. Corporate Services, while part of our first line of defence, may also serve in a governance capacity when specific roles and responsibilities are assigned to individuals or groups under the Enterprise Policy Framework. In such instances, governance accountabilities will be carried out independent of the individuals or groups responsible for risk-taking.
- The second line of defence comprises ERPM and Legal & Regulatory Compliance. The second line exercises independent oversight, performs effective challenge and provides independent assessment of risks and risk management practices, including transactions, product and portfolio risk management decisions, regulatory compliance, and processes and controls applied in the first line of defence. The second line establishes enterprise-wide risk management policies, frameworks, processes, methodologies and practices that the first and second lines use to identify, assess, manage (which includes mitigation), monitor and report on risks across the enterprise.
- Corporate Audit Division is the third line of defence. It provides an independent assessment of the effectiveness of internal controls across the enterprise, including controls that support the risk management and governance processes, and reports its findings to the Board of Directors.

Risk Taxonomy

Our Risk Taxonomy categorizes the key risks to which BMO is exposed and provides a framework for the risk management life cycle in relation to each of the key risks. Our Risk Taxonomy incorporates exposures to financial risks (Credit and Counterparty Risk, Market Risk, Insurance Risk and Liquidity and Funding Risk), non-financial risks (Operational Non-Financial Risk and Legal and Regulatory Risk) and transverse risks, which intersect with both financial and non-financial risks (Strategic Risk, Environmental and Social Risk and Reputation Risk). We maintain sub-categories under each Tier 1 risk to support effective risk management practices as part of the overall ERMF. Failure in managing these risks, or in controlling our exposures to them, could have material financial consequences for BMO.

Risk Management Life Cycle

Risk Identification, Assessment and Management

Risk identification is an integral step in recognizing the key inherent risks that BMO faces, assessing the potential for loss and then acting to mitigate this potential. Our Risk Taxonomy documents the key risks, supporting the implementation of our Risk Appetite Framework and assisting in identifying the primary risk categories for which stress capital consumption is estimated. Risk review and approval processes are established based on the nature, size and complexity of the risks involved. Generally, these involve a formal review and approval by either an individual or a committee that is independent of the originator. Delegated authorities and approvals by category are outlined below.

- **Portfolio transactions** – transactions are approved through risk assessment processes for all types of transactions at all levels of the enterprise, which include operating group recommendations and ERPM approval of credit risk, and transactional and position limits for market risk.
- **Structured transactions** – new structured products and transactions with significant legal and regulatory, accounting or tax implications are reviewed by the Global Markets Risk Committee, as appropriate, and are also assessed under the operational risk management process if they involve structural or operational complexity that may give rise to significant operational risk. Transactions that may give rise to significant or heightened reputation risk are reviewed by the Reputation Risk Management Committee.
- **Investment initiatives** – documentation of risk assessments is formalized through the investment assessment and approval process, and is reviewed and approved by Corporate Services based on the size of an initiative's investment spending and its inherent risk.
- **New products and services** – policies and procedures for the approval of new or modified products and services offered to customers are the responsibility of both the first and second lines of defence, including appropriate senior business leaders, and are reviewed and approved by subject matter experts and senior management in Corporate Services, as well as by other senior management committees.

Risk Monitoring and Reporting

Risk-Based Capital Assessment

Two measures of risk-based capital are used by BMO: economic capital and regulatory capital. Both are aggregate measures of the risk that the bank assumes in pursuit of its financial objectives, and enable the evaluation of returns on a risk-adjusted basis. Our operating model provides for the direct management of each type of risk, as well as the management of material risks on an integrated basis. Measuring the economic profitability of transactions or portfolios involves a combination of both expected and unexpected losses to assess the extent and correlation of risk before authorizing new exposures. Both expected and unexpected loss measures for a current transaction or portfolio reflect current and future market conditions, the inherent risk in the position and, as appropriate, its credit quality. Risk-based capital methods and material models are reviewed at least annually and updated as appropriate. The risk-based capital models provide a forward-looking estimate of the difference between the maximum potential loss in economic (or market) value and expected loss, measured over a specified time interval and using a defined confidence level.

Stress Testing

Stress testing is a key element of our risk management and capital management frameworks. It is integrated into our enterprise and group risk appetite statements and embedded in our management processes. To evaluate risks, we regularly test a range of scenarios, which vary in frequency, severity and complexity, in portfolios and businesses across the enterprise. In addition, we participate in regulatory stress tests in multiple jurisdictions.

Quantitative models and tools, along with qualitative evaluations, are utilized to assess the impact of changes in the macroeconomic environment on the income statement and balance sheet and the resilience of the bank's capital position over a forecast horizon. Models utilized for stress testing are approved and governed under the Model Risk Management Framework, and are used to establish a better understanding of our risks and to test our capital adequacy.

BMO's stress testing framework integrates stress testing at the line of business, portfolio, industry, geographic and product level, and embeds the test results in strategy, business planning and decision-making. Targeted portfolio, industry and geographic analysis is conducted by ERPM and the lines of business to test risk appetite, limits, concentration and strategy. Ad hoc stress testing is conducted in response to changing economic or market conditions and in order to assess business strategies.

Enterprise stress testing is conducted to support BMO's Internal Capital Adequacy Assessment Process (ICAAP) and target-setting through analysis of the potential effects of low-frequency, high-severity events on our earnings, our balance sheet, and our liquidity and capital positions. Scenario selection is a multi-step process that considers material and idiosyncratic risks and the potential impact of new or emerging trends on risk profiles, as well as on the macroeconomic environment. Scenarios may be defined by senior management or regulators. The economic impacts are determined by the Economics group, which distills the scenarios into macroeconomic and market variables that include, but are not limited to, GDP growth, yield curve estimates, unemployment rates, real estate prices, stock index growth and changes in corporate profits. These macroeconomic variables drive stress loss models, tools and qualitative assessments that are applied to determine estimated stress impacts. The scenarios are used by operating, risk and finance groups to assess a broad range of financial impacts that BMO could experience as a result of a specific stress, as well as in the ordinary course of business, and extraordinary actions anticipated in response to that stress.

Governance of the stress testing framework resides with senior management, including the Enterprise Stress Testing Committee. This committee comprises business, risk and finance executives, and is accountable for reviewing and challenging enterprise-wide scenarios and stress test results. Stress testing and enterprise-wide scenarios associated with the ICAAP, including recommendations for actions that the enterprise could take in order to manage the impact of a stress event, are established by senior management and presented to the Board of Directors. Oversight and governance of the stress testing associated with the Horizontal Capital Review (HCR), which is a U.S. regulatory requirement for BMO Financial Corp. (BFC), are exercised at the BFC level by its Board of Directors through its Risk Oversight and Capital Committee.

Refer to the Environmental and Social Risk section for a discussion of our climate scenario analysis program.

Risk Culture

Risk culture at BMO is the set of shared norms, attitudes and behaviours related to risk awareness, risk-taking and risk management. Sound risk culture is designed to support appropriate behaviours and judgments about risk-taking, and promotes effective risk management and the alignment of risk-taking activities with BMO's Risk Appetite. Our risk culture informs and supports our overall organizational culture. We are committed to high ethical standards, grounded in our values of integrity, empathy, diversity and responsibility. ERPM is responsible for the development and promotion of a healthy, strong risk culture across the enterprise. In pursuing this mandate, ERPM works closely with Legal & Regulatory Compliance and its Ethics Office, as well as People & Culture. BMO's risk culture is founded on four guiding principles that together reinforce its effectiveness across the bank: Tone from the Top, Accountability, Effective Communication and Challenge, and Incentives.

- **Tone from the Top:** Our risk culture is grounded in an approach to risk management that encourages openness, constructive challenge and personal accountability. Each member of senior management plays a critical role in fostering this strong risk culture among employees by effectively communicating this responsibility and by the example of their actions. The Board of Directors oversees BMO's corporate objectives and the requirement that they be supported by a sound risk strategy and an effective ERMF that is appropriate to the nature, scale, complexity and risk profile of our operations.

- **Accountability:** BMO's ERMF is anchored in the three-lines-of-defence approach to managing risk. Our risk culture also encourages the escalation of concerns associated with potential or emerging risks to senior management, so that those concerns can be appropriately evaluated and addressed. BMO encourages and supports an environment in which concerns can be raised without retaliation.

- **Effective Communication and Challenge:** Timely and transparent sharing of information is integral to engaging business partners in key decisions and strategy discussions, which brings added rigour and discipline to BMO's decision-making. This not only leads to the timely identification, escalation and resolution of issues, but also encourages open communication, independent challenge and an understanding of the key risks faced by the organization, so that employees are equipped and empowered to make decisions and take action in a coordinated and consistent manner, supported by a strong and effective monitoring and control framework.

- **Incentives:** Compensation and other incentives are aligned with prudent risk-taking. These are designed to reward the appropriate use of capital and respect for the rules and principles of the ERMF, and to discourage excessive risk-taking. Risk managers have input into the design of incentive programs that may have an effect on risk-taking. We also maintain training programs that are designed to foster a deep understanding of BMO's capital management and risk management frameworks across the enterprise, providing employees and management with the tools and insights they need to fulfill their responsibilities for independent oversight, regardless of their role in the organization.

Credit and Counterparty Risk

Credit and Counterparty Risk is the potential for financial loss due to the failure of an obligor (i.e., a borrower, endorser, guarantor or counterparty) to repay a loan or honour another predetermined financial obligation.

Credit and counterparty risk underlies every lending activity that we enter into, and also arises in the holding of investment securities, transactions related to trading and other capital markets products, and activities related to securitization. Credit and counterparty risk represents the most significant measurable risk we face. Effective management of credit and counterparty risk is integral to our success, since failure to do so could have an immediate and significant impact on our earnings, financial condition and reputation.

Credit and Counterparty Risk Governance

The Credit Risk Management Framework seeks to ensure that material credit risks to which the enterprise is exposed are identified, assessed, managed, monitored and reported on regularly. The Risk Review Committee (RRC) has oversight of the management of material risks that BMO faces, including the Credit Risk Management Framework. The framework incorporates governing principles that are defined in a series of corporate policies and standards and are given effect through specific operating procedures. These policies and standards are reviewed on a regular basis and modified as necessary, so that they are current and consistent with our risk appetite. The structure, limits (both notional and capital-based), collateral requirements, monitoring, reporting and ongoing management of credit and counterparty exposures are governed by these credit risk management principles.

Lending officers in the operating groups are responsible for recommending credit decisions based on the completion of appropriate due diligence, and they assume accountability for the related risks. In some instances, relatively small transactions may be assessed by an automated decision-making process, or they may be approved by first-line underwriters with appropriate training, independence and oversight. Credit officers in Enterprise Risk and Portfolio Management (ERPM) approve larger transactions or transactions involving greater risk and are accountable for providing an objective independent assessment of the relevant lending recommendations and risks assumed by the lending officers. All of these individuals in the first and second lines of defence are subject to a lending qualification process and operate in a disciplined environment with clear delegation of decision-making authority, including individually delegated lending limits where appropriate, which are reviewed annually or more frequently, as needed. The Board of Directors annually delegates to the CEO discretionary lending limits for further specific delegation to senior officers. Credit decision-making is conducted at the management level based on the size and risk of each transaction, in accordance with a range of corporate policies, standards and procedures governing the conduct of activities in which credit risk arises. Corporate Audit Division reviews and tests management processes and controls and samples credit transactions in order to assess adherence to acceptable lending standards as set out in BMO's Risk Appetite Statement, as well as compliance with applicable corporate policies, standards and procedures.

For wholesale borrowers presenting a higher than normal risk of default, we have formal policies in place that outline the framework for managing such accounts, as well as specialized groups that manage them, as appropriate. We strive to identify borrowers facing financial difficulty early, and to return such accounts to an acceptable level of risk through the application of good business judgment and the implementation of sound and constructive workout solutions.

All credit risk exposures are subject to regular monitoring. Performing wholesale accounts are reviewed on a regular basis, generally no less frequently than annually, with most subject to internal monitoring of triggers that, if breached, result in an interim review. The frequency of review rises in accordance with the likelihood and size of potential credit losses, and deteriorating higher-risk situations are referred to specialized account management groups for closer attention, as appropriate. In addition, regular portfolio and sector reviews are conducted, including stress testing and scenario analysis based on current, emerging or prospective risks. Reporting is provided at least quarterly, and more frequently where appropriate, to the Board of Directors and senior management committees in order to keep them informed of credit risk developments in our portfolios, including changes in credit risk concentrations, watchlist accounts, impaired loans, provisions for credit losses, negative credit migration and significant emerging credit risk issues. This supports the RRC and senior management committees in any related decisions they may make.

Counterparty credit risk (CCR) involves a bilateral risk of loss because the market value of a transaction can be positive or negative for either counterparty. CCR exposures are subject to the credit oversight, limits, risk management framework and approval process outlined above. However, given the nature of the risk, CCR exposures are also monitored under the market risk framework. In order to reduce our exposure to CCR, transactions are often collateralized and trades may be cleared through a regulated central counterparty (CCP), which reduces overall systemic risk by standing between counterparties, maximizing netting across trades and insulating counterparties from each other's defaults. CCPs mitigate the risk of default by any member through margin requirements (both initial and variation) and a default management process, including a default fund and other provisions. Our exposures to CCPs are subject to the same credit risk governance, monitoring and rating framework we apply to all other corporate accounts.

Credit and Counterparty Risk Management

Collateral Management

Collateral is used for credit risk mitigation purposes in order to minimize losses that would otherwise be incurred in the event of a default. Depending on the type of borrower or counterparty, the assets available and the structure and term of the credit obligations, collateral can take various forms. For wholesale borrowers, collateral can take the form of pledges of the assets of a business, such as accounts receivable, inventory, machinery or real estate, or personal assets pledged in support of guarantees. For trading counterparties, BMO may enter into legally enforceable netting agreements for on-balance sheet credit exposures, when possible. In the securities financing business (including repurchase agreements and securities lending agreements), we obtain eligible financial collateral that we control and can readily liquidate.

Material presented in a blue-tinted font above is an integral part of Note 5 of the 2024 audited annual consolidated financial statements.

Collateral for BMO's derivatives trading counterparty exposures primarily comprises cash and eligible liquid securities that are monitored and revalued on a daily basis. Collateral is obtained under the contractual terms of standardized industry documentation.

With limited exceptions, we utilize the Master Agreement provided by International Swaps and Derivatives Association Inc., frequently with a Credit Support Annex, to document our collateralized trading relationships with counterparties for over-the-counter (OTC) derivatives that are not centrally cleared.

A Credit Support Annex entitles a party to demand a transfer of collateral (or other credit support) when its exposure to OTC derivatives of the other party exceeds an agreed threshold. Collateral to be transferred can include variation margin or initial and variation margin. Credit Support Annexes contain, among other measures, certain thresholds and provisions setting out acceptable types of collateral, a method for their valuation (discounts are often applied to market values), the availability of the collateral for re-pledging by the recipient and the manner in which interest is to be calculated.

To document our contractual securities financing relationships with counterparties, we utilize master repurchase agreements for repurchase transactions, and master securities lending agreements for securities lending transactions.

On a periodic basis, collateral is subject to revaluation based on the specific asset type. For loans, the value of collateral is initially established at the time of origination, and the frequency of revaluation is dependent on the type of collateral. For certain types of collateral that change frequently (e.g., accounts receivable and inventory), monitoring consists of borrower reporting, covenants and/or triggers, as appropriate, to provide early warning signs of collateral value deterioration. Periodic inspections of physical collateral may be performed, where appropriate, taking into consideration collateral type, borrower risk profile and the feasibility of conducting such inspections. For commercial real estate collateral, a full external appraisal of the property is typically obtained at the time of loan origination, unless the exposure is below a specified threshold amount, in which case an internal evaluation and a site inspection are conducted. Internal evaluations may consider property tax assessments, purchase prices, real estate listings or realtor opinions. The case for an updated appraisal is reviewed annually, with consideration given to the borrower risk rating, existing tenants and lease contracts, as well as current market conditions.

In the event a loan is classified as impaired, and depending on its size, a current external appraisal, valuation or restricted use appraisal is obtained and updated every 12 months, or more frequently as appropriate, as long as the loan remains classified as impaired. In Canada, for residential real estate that has an original loan-to-value (LTV) ratio of less than 80%, an independent property valuation is routinely obtained at the time of loan origination. For U.S. residential loans secured by real estate, an independent property valuation is obtained for loans that will be retained in BMO's loan portfolio. For certain real estate loans originated for sale to government-sponsored agencies, the requirement may be waived based on an existing valuation already on file with that agency.

We may use an external service provided by Canada Mortgage and Housing Corporation (CMHC) or an automated valuation model from a third-party appraisal management provider to assist in determining either the current value of a property or the need for a full property appraisal.

For insured residential mortgages in Canada with an original LTV ratio greater than 80%, the default insurer is responsible for confirming the current value of the property.

Portfolio Management and Concentrations of Credit and Counterparty Risk

Our credit risk governance policies require an acceptable level of diversification, intended to ensure we avoid undue concentrations of credit risk. Concentrations of credit risk may exist when a relatively large number of clients are engaged in similar activities, are located in the same geographic region or have similar economic characteristics such that their ability to meet contractual obligations could be similarly affected by changes in economic, political or other conditions. Limits may be specified for several portfolio dimensions, including industry, specialty segments, country, product and single-name concentrations. We use a range of tools to reduce the credit risk exposures in our loan portfolio. These include asset sales, traditional securitizations, or the purchase of credit protection in the form of credit default swaps or credit insurance and risk transfer transactions. Credit risk is mitigated by obtaining protection from better-rated counterparties or high-quality collateral. Credit risk mitigation activities support our management of capital, and individual and portfolio credit concentration.

Our credit assets consist of a well-diversified portfolio representing millions of clients, the majority of them individual consumers and small to medium-sized businesses. On a drawn loans and commitments basis, our most significant credit exposure at default as at October 31, 2024 was to individual consumers, comprising $353,309 million ($344,912 million as at October 31, 2023).

Credit valuation adjustments (CVA) are fair value adjustments to capture counterparty credit risk in our derivative valuations. CVA profit and loss (P&L) is recognized daily and provides a mitigant to the loss from a counterparty default by recognizing the expected credit loss given the counterparty's probability of default, as well as our credit exposure. The risks that arise from CVA are subject to our risk governance framework and are actively monitored by a business unit reporting to trading management that has been designated to manage CVA P&L for the bank. Market hedging is performed to manage CVA risks. This activity is subject to the bank's risk control framework in order to manage the effectiveness of hedges, and to provide independent review and oversight. The bank calculates CVA capital using both the standardized and basic approach methodologies for CVA.

Wrong-Way Risk

Wrong-way risk occurs when our exposure to a counterparty increases at the same time that the credit quality of that counterparty deteriorates. Specific wrong-way risk arises when the credit quality of the counterparty and the market risk factors affecting collateral or other risk mitigants display a high correlation, and general wrong-way risk arises when the credit quality of the counterparty, for non-specific reasons, is highly correlated with macroeconomic or other factors that affect the value of the risk mitigant. Our procedures require that specific wrong-way risk be identified in transactions and accounted for in the assessment of risk, including any heightened level of exposure.

Material presented in a blue-tinted font above is an integral part of Note 5 of the 2024 audited annual consolidated financial statements.

Credit and Counterparty Risk Measurement

BMO quantifies credit risk at both the individual borrower or counterparty level and the portfolio level. In order to limit earnings volatility, manage expected credit losses and minimize unexpected losses, credit risk is assessed and measured using the following risk-based parameters:

- **Exposure at Default (EAD)** represents an estimate of the outstanding amount of a credit exposure at the time a default may occur.
- **Loss Given Default (LGD)** is a measure of BMO's economic loss, such as the amount that may not be recovered in the event of a default, presented as a proportion of the exposure at default.
- **Probability of Default (PD)** represents the likelihood that a borrower or counterparty will go into default over a one-year time horizon.
- **Expected Loss (EL)** is a measure of the loss that BMO is expected to incur in the normal course of business in a given period of time. EL is calculated as a function of EAD, LGD and PD.

Under Basel III, OSFI permits three approaches to the measurement of credit risk: Standardized, Foundation Internal Ratings Based (FIRB) and Advanced Internal Ratings Based (AIRB). BMO primarily uses the Internal Ratings Based (IRB) Approach, which includes both FIRB and AIRB, to determine credit risk-weighted assets (RWA) in its portfolios, including portfolios of the bank's subsidiary BMO Financial Corp. Under the Basel III Reform requirement, it is mandatory to apply FIRB to a subset of IRB exposures where LGD and EAD are based on regulatory prescribed values. Refer to the Supplementary Regulatory Capital Information disclosure for details regarding the total exposure (measured as EAD) of Retail and Wholesale portfolios under the IRB Approach to determining regulatory capital. The remaining exposures reflect waivers and exemptions to the IRB Approach and are measured under the Standardized Approach, subject to OSFI's approval. We continue to transition all material exposures in this category to the IRB Approach. For securitization exposures, we apply the Basel hierarchy of approaches, including the Securitization Internal Ratings Based Approach and the External Ratings Based Approach, as well as the Standardized Approach.

BMO's regulatory capital and economic capital frameworks both use EAD to assess credit and counterparty risk. Capital is calculated based on exposures that, where applicable, have been redistributed to a more favourable PD band or LGD measure, or a different Basel asset class, as a result of the application of credit risk mitigation and a consideration of credit risk mitigants, including collateral and netting.

Total credit exposures at default by type and industry sector, as at October 31, 2024 and 2023, based on the Basel III classifications, are disclosed in the table below.

TABLE 34

(Canadian $ in millions)	Drawn (3) (7)		Commitments (undrawn) (3) (8)		Other off-balance sheet items (3) (9)		OTC derivatives (4) (10)		Repo-style transactions (4) (5) (11)		Total (1)	
	2024	2023	**2024**	2023	**2024**	2023	**2024**	2023	**2024**	2023	**2024**	2023
Individual	**287,741**	281,087	**65,568**	63,812	**–**	13	**–**	–	**–**	–	**353,309**	344,912
Financial institutions	**105,378**	95,366	**20,484**	18,690	**7,447**	7,201	**27,393**	19,307	**17,712**	16,177	**178,414**	156,741
Governments	**230,353**	219,795	**3,024**	2,551	**1,760**	1,575	**4,481**	8,193	**1,070**	5,870	**240,688**	237,984
Manufacturing	**33,561**	33,046	**15,555**	16,059	**1,696**	1,915	**1,049**	807	**–**	–	**51,861**	51,827
Real estate	**66,650**	61,734	**8,632**	11,843	**1,234**	971	**412**	224	**–**	–	**76,928**	74,772
Retail trade	**30,595**	27,825	**4,262**	4,621	**645**	441	**152**	129	**–**	–	**35,654**	33,016
Service industries	**54,433**	56,588	**13,830**	13,552	**3,192**	3,172	**990**	696	**–**	–	**72,445**	74,008
Wholesale trade	**21,868**	19,997	**7,212**	7,618	**670**	611	**268**	167	**–**	–	**30,018**	28,393
Oil and gas	**3,180**	3,335	**3,010**	2,889	**623**	788	**610**	1,444	**–**	–	**7,423**	8,456
Utilities	**10,068**	11,101	**9,304**	8,767	**3,799**	4,547	**2,444**	1,850	**–**	–	**25,615**	26,265
Others (2)	**54,173**	63,210	**19,247**	18,132	**4,343**	4,009	**2,306**	1,634	**–**	–	**80,069**	86,985
Total exposure at default (6)	**898,000**	873,084	**170,128**	168,534	**25,409**	25,243	**40,105**	34,451	**18,782**	22,047	**1,152,424**	1,123,359

(1) Credit exposure excluding equity, securitization and other assets, such as non-significant investments, goodwill, deferred tax assets and intangibles.
(2) Includes remaining industries that individually comprise less than 2% of total exposures.
(3) Represents gross credit exposures without accounting for collateral.
(4) Credit exposure at default is inclusive of collateral.
(5) Repo-style transactions include repos, reverse repos and securities lending transactions, which represent both asset and liability exposures. The impact of collateral on the credit exposure for repo-style transactions is $270,482 million ($228,691 million in fiscal 2023).
(6) Excludes exposures arising from derivative and repo-style transactions that are cleared through a clearing house or a central counterparty totalling $7,086 million ($9,025 million in fiscal 2023).
(7) Drawn exposures include loans, acceptances, deposits with regulated financial institutions and certain securities.
(8) Undrawn commitments cover unutilized authorizations associated with the drawn exposures noted above, including any authorizations that are unconditionally cancellable. EAD for undrawn commitments is model-generated, based on internal empirical data.
(9) Other off-balance sheet exposures include items such as guarantees, standby letters of credit and documentary credits.
(10) Over-the-counter (OTC) derivatives are those in proprietary accounts that result in exposure to credit risk in addition to market risk. EAD for OTC derivatives is calculated inclusive of collateral.
(11) EAD for repo-style transactions is the calculated exposure, net of collateral.

Certain comparative figures have been reclassified to conform with the current year's presentation and for changes in accounting policy.

Risk Rating Systems

BMO's risk rating systems are designed to assess and measure the risk of exposure.

Credit risk-based parameters are monitored, reviewed and validated regularly. Monitoring is conducted on a quarterly basis for both the wholesale and retail models. Refer to the Model Risk section for a discussion of model risk mitigation processes.

Retail (Consumer and Small Business)

The retail portfolios comprise a diversified group of individual customer accounts and include residential mortgages, personal loans, credit cards, auto loans, recreational vehicle loans, marine loans and small business loans. These loans are managed in pools of homogeneous risk exposures for risk rating purposes. Decision support processes are developed using established statistical techniques and expert systems for underwriting and monitoring

Material presented in a blue-tinted font above is an integral part of Note 5 of the 2024 audited annual consolidated financial statements.

purposes. Adjudication models, behavioural scorecards, decision trees and expert knowledge are combined to generate optimal credit decisions in a centralized and automated environment.

The retail risk rating system assesses risk based on individual loan characteristics. We have a range of internally developed PD, LGD and EAD models for each of the major retail portfolios. The principle product lines within each of the retail portfolios are modelled separately, so that the risk-based parameters capture the distinct nature of each product. The models, in general, are based on internal historical data recorded over a multi-year period that includes at least one full economic cycle, in compliance with regulatory requirements. Adjustments are incorporated into the parameters, as appropriate, to account for uncertainties. The retail parameters are tested and calibrated on an annual basis, if required, to incorporate additional data points and recent experience in the parameter estimation process. Risk drivers used in the retail credit models may include customer attributes such as delinquency status and credit scores, and account attributes such as loan amounts and utilization.

- A **PD estimate** is assigned to each homogeneous pool to reflect the long-run average of one-year default rates over the economic cycle.
- An **LGD estimate** is calculated by discounting future recovery payments to the time of default, including collection costs.
- An **EAD estimate** is calculated as the balance at default divided by the credit limit at the beginning of the year. For non-revolving products, such as mortgages, EAD is equal to 100% of the current outstanding balance and has no undrawn component.

For capital purposes, the LGD and EAD estimates are calibrated to reflect downturn conditions. The PD, LGD and EAD estimates are updated annually and recalibrated as required by comparing the estimates to observed historical experience.

Retail Credit Probability of Default Bands by Risk Rating

TABLE 35

Risk profile	Probability of default band
Exceptionally low	≤ 0.05%
Very low	> 0.05% to 0.20%
Low	> 0.20% to 0.75%
Medium	> 0.75% to 7.00%
High	> 7.00% to 99.99%
Default	100%

Wholesale (Sovereign, Bank, Corporate and Commercial)

Within our wholesale portfolios, an enterprise-wide risk rating framework is applied to all sovereign, bank, corporate and commercial counterparties. One key element of this framework is the assignment of appropriate borrower or counterparty risk ratings (BRRs). We have a range of internally developed general and sector-specific BRR models, as well as portfolio-level LGD and EAD models.

The BRR models capture the key financial and non-financial characteristics of the borrowers and generate a borrower-level rating that reflects the relative ranking of the default risk. The models are primarily based on internal data, supplemented by judgment as necessary, for low-default portfolios.

BRRs are assessed and assigned at the time of loan origination, and reassessed when borrowers request changes to credit facilities or when events trigger a review, such as an external rating change or a covenant breach. BRRs are typically reviewed no less frequently than annually, and more frequent reviews are conducted for borrowers with less acceptable risk ratings. The assigned ratings are mapped to a PD reflecting the likelihood of default over a one-year time horizon. As a borrower migrates between risk ratings, the PD associated with the borrower also changes.

We employ a master scale with 14 BRRs above default, and PDs are assigned to each rating within an asset class to reflect the long-run average of one-year default rates over an economic cycle, supplemented by external benchmarking, as necessary.

An LGD estimate captures the priority of claim, collateral, product and sector characteristics of the credit facility extended to a borrower. LGD estimates are at the facility level.

An EAD estimate captures the facility type, sector and utilization rate characteristics of the credit facility extended to a borrower. EAD estimates are at the facility level. An EAD credit conversion factor is calculated for eligible facilities by comparing amounts drawn at the time of default and one year prior to default.

LGD and EAD models have been developed using internal data recorded over a multi-year period that includes at least one full economic cycle, in compliance with regulatory requirements. Results are benchmarked using external data when necessary and adjustments are incorporated into the parameters, as appropriate, to account for uncertainties. For capital purposes, the LGD and EAD parameters are calibrated to reflect downturn conditions. The PD, LGD and EAD estimates are updated annually and recalibrated as required by comparing the estimates to observed historical experience.

As demonstrated in the table below, our internal risk rating system can be aligned with those of external rating agencies.

Wholesale Borrower Risk Rating Scale

TABLE 36

BMO rating	Moody's Investors Service implied equivalent	Standard & Poor's implied equivalent
Acceptable		
I-1 to I-7	Aaa to Baa3	AAA to BBB-
S-1 to S-4	Ba1 to B1	BB+ to B+
Watchlist		
P-1 to P-3	B2 to Ca	B to CC
Default/Impaired		
D-1 to D-4	C	C to D

Material presented in a blue-tinted font above is an integral part of Note 5 of the 2024 audited annual consolidated financial statements.

Credit Quality Information

Portfolio Review

Total enterprise-wide outstanding credit risk exposures were $1,152.4 billion as at October 31, 2024, with $568.5 billion recorded in Canada, $535.8 billion in the United States and $48.1 billion in other jurisdictions. This represented an increase of $29.1 billion or 3% from the prior year.

BMO's loan book continues to be well-diversified by industry and geographic region. Gross loans and acceptances increased $14.1 billion or 2% from the prior year to $682.7 billion as at October 31, 2024. The geographic mix of BMO's Canadian and U.S. portfolios represented 57.5% and 40.7% of total loans, respectively, compared with 55.9% and 42.4% in the prior year. The loan portfolio is well-diversified, with the consumer loan portfolio representing 43.6% of the total portfolio, a slight decrease from 43.9% in the prior year, and business and government loans representing 56.4% of the total portfolio, a slight increase from 56.1% in the prior year.



Canada & Other Countries

- ■ P&C/BMO Wealth Management - Consumer
- ■ P&C/BMO Wealth Management - Business & Government
- ■ BMO Capital Markets



U.S.

- ■ P&C/BMO Wealth Management - Consumer
- ■ P&C/BMO Wealth Management - Business & Government
- ■ BMO Capital Markets

Commercial Real Estate Lending

Commercial real estate (CRE) lending refers to loans made for the purpose of financing buildings or land intended to generate a profit, derived either from the sale of property or from rental income. CRE primarily refers to two distinct types of real estate businesses: income-producing real estate (office, industrial and retail space, and multi-family residential buildings with more than four dwelling units), including the construction of these assets; and development of land and construction of properties for sale (subdivisions, condominiums and other types of property). Our primary focus is income-producing commercial real estate portfolios with stable operating performance, diversified portfolios, modest leverage and continued access to capital, including those legally structured as real estate investment trusts (REITs), real estate investment funds and real estate operating companies (REOCs), as well as pension funds and other established owners of income-producing commercial real estate.

Our CRE portfolio was $75.4 billion as at October 31, 2024 ($69.7 billion as at October 31, 2023) and accounted for 11% of total gross loans and acceptances (10% as at October 31, 2023). The portfolio is well-managed, with consistent and conservative underwriting standards, strict lending criteria and structural resilience. As at October 31, 2024, impaired loans represented 1% of the portfolio (1% as at October 31, 2023).

Our CRE portfolio is well-diversified across businesses, property types and geographic regions. Given the widespread adoption of remote and hybrid work arrangements, office space is one of the higher-risk portfolio segments within commercial real estate. Office CRE was $7.7 billion as at October 31, 2024, including $5.5 billion in the United States ($8.3 billion and $5.9 billion, respectively, as at October 31, 2023). In addition to monitoring the limits we set for the CRE portfolio, we apply lower limits on each segment, including office space, which helps us mitigate exposure to related risks.

Real Estate Secured Lending

Real estate secured lending comprises residential mortgages and home equity lines of credit (HELOCs) we extend to individuals, secured by residential real estate, which is defined as residential structures with one to four dwelling units. The increases in prime interest rates during fiscal 2022 and 2023 impacted variable-rate mortgages, resulting in extended and negative amortization. Customer actions and decreases in interest rates in fiscal 2024 have reduced extended and negative amortization compared with the prior year. These prime rate increases had no immediate impact on fixed-rate mortgages, which are fixed at one rate until renewal.

We regularly perform stress testing on our residential mortgage and HELOC portfolios to assess the potential effects of high-impact events. These stress tests incorporate scenarios ranging from moderately to severely adverse. The credit losses forecast in these tests vary with the severity of the scenario and are currently considered to be manageable.

The following tables provide a breakdown of residential mortgages and HELOCs by geographic region, as well as insured and uninsured balances. Residential mortgages and HELOCs are secured by residential properties.

Canadian Real Estate Secured Lending

TABLE 37

(Canadian $ in millions)	Residential mortgages (1)	Amortizing home equity lines of credit	Total amortizing real estate secured lending	Non-amortizing real estate secured lending	Total Canadian real estate secured lending
As at October 31, 2024	**158,910**	**36,326**	**195,236**	**13,614**	**208,850**
As at October 31, 2023	150,575	35,741	186,316	12,982	199,298

(1) Residential mortgage balances in prior periods included certain insured multi-unit residential mortgages subsequently reclassified as commercial real estate ($1.6 billion as at October 31, 2023).

Material presented in a blue-tinted font above is an integral part of Note 5 of the 2024 audited annual consolidated financial statements.

BMO Financial Group 207th Annual Report 2024   **81**

Residential Mortgages [1]

TABLE 38

	As at October 31, 2024					As at October 31, 2023				
	Outstanding balances				For the 12 months ended	Outstanding balances				For the 12 months ended
(Canadian $ in millions, except as noted)										
Region (2)	Insured (3)	Uninsured	Total	% of total	Average LTV uninsured (4)	Insured (3)	Uninsured	Total	% of total	Average LTV uninsured (4)
Atlantic	3,261	3,802	7,063	3.7%	70%	3,347	3,452	6,799	3.8%	71%
Quebec	8,811	13,647	22,458	11.8%	71%	9,242	12,903	22,145	12.5%	71%
Ontario	14,199	64,107	78,306	41.0%	70%	14,643	56,798	71,441	40.3%	70%
Alberta	9,551	8,175	17,726	9.3%	73%	9,885	7,302	17,187	9.7%	73%
British Columbia	4,504	25,011	29,515	15.4%	68%	4,746	24,391	29,137	16.5%	67%
All other Canada	2,180	1,662	3,842	2.0%	72%	2,264	1,602	3,866	2.2%	73%
Total Canada	42,506	116,404	158,910	83.2%	70%	44,127	106,448	150,575	85.0%	70%
United States	67	32,103	32,170	16.8%	76%	68	26,607	26,675	15.0%	77%
Total	42,573	148,507	191,080	100%	71%	44,195	133,055	177,250	100%	71%

(1) Reporting methodologies are in accordance with OSFI's Residential Mortgage Underwriting Practices and Procedures (B-20) Guideline.
(2) Region is based upon address of the property mortgaged.
(3) Insured mortgages are defined as mortgages that are insured individually or in bulk through an eligible insurer (i.e., CMHC, Sagen MI Canada[TM]).
(4) Loan-to-value (LTV) is based on original outstanding balances for mortgages and authorized amounts for HELOCs, divided by the value of the collateral at point of origination.

Home Equity Lines of Credit [1]

TABLE 39

	As at October 31, 2024					As at October 31, 2023				
	Portfolio				For the 12 months ended	Portfolio				For the 12 months ended
(Canadian $ in millions, except as noted)										
Region (2)	Outstanding balances	%	Authorizations	%	Average LTV (4)	Outstanding balances	%	Authorizations	%	Average LTV (4)
Atlantic	1,051	1.9%	2,028	1.7%	62%	996	1.8%	1,922	1.7%	60%
Quebec	9,216	16.3%	18,530	15.9%	68%	9,149	16.6%	18,071	15.9%	67%
Ontario	25,313	44.8%	47,222	40.6%	60%	24,601	44.6%	45,351	40.0%	59%
Alberta	3,200	5.7%	7,156	6.1%	61%	3,203	5.8%	6,970	6.2%	62%
British Columbia	10,432	18.5%	19,867	17.1%	59%	10,029	18.2%	18,899	16.7%	59%
All other Canada	728	1.3%	1,485	1.3%	65%	745	1.3%	1,474	1.3%	66%
Total Canada	49,940	88.5%	96,288	82.7%	61%	48,723	88.3%	92,687	81.8%	61%
United States	6,497	11.5%	20,146	17.3%	59%	6,471	11.7%	20,615	18.2%	60%
Total	56,437	100%	116,434	100%	61%	55,194	100%	113,302	100%	61%

Refer to footnote references in the Residential Mortgages table above.

Residential Mortgages by Remaining Term of Amortization [1] [2]

TABLE 40

| | Amortization period | | | | | | | |
As at October 31, 2024	< 5 years	6-10 years	11-15 years	16-20 years	21-25 years	26-30 years	31-35 years	> 35 years
Canada (3)	0.7%	2.6%	6.6%	16.1%	33.8%	26.5%	3.6%	10.1%
United States (4)	0.4%	1.7%	4.0%	2.4%	9.0%	82.3%	0.1%	0.1%
Total	0.6%	2.5%	6.2%	13.8%	29.6%	35.9%	3.0%	8.4%

| | Amortization period | | | | | | | |
As at October 31, 2023	< 5 years	6-10 years	11-15 years	16-20 years	21-25 years	26-30 years	31-35 years	> 35 years
Canada (3)	0.7%	2.5%	6.1%	13.6%	32.1%	18.0%	2.1%	24.9%
United States (4)	0.5%	2.2%	5.3%	2.8%	10.4%	78.6%	0.1%	0.1%
Total	0.7%	2.5%	5.9%	12.0%	28.8%	27.1%	1.8%	21.2%

(1) In Canada, the remaining amortization is based on the current balance, interest rate, customer payment amount and payment frequency. The contractual payment schedule is used in the United States.
(2) Reporting methodologies are in accordance with OSFI's B-20 Guideline.
(3) As a result of increases in interest rates, the portfolio included $9.3 billion ($29.9 billion as at October 31, 2023) of variable-rate mortgages in negative amortization, with all of the contractual payments in the current period being applied to interest, and the portion of interest due that is not met by each payment added to the principal.
(4) A large proportion of U.S.-based mortgages in the longer-amortization band are primarily associated with modification programs for troubled borrowers and regulator-initiated mortgage refinancing programs.

Leveraged Finance [1]

We define leveraged finance loans as loans and mezzanine financing provided to private equity-owned businesses for which our assessment indicates a higher level of credit risk. We manage loans through a credit risk framework, which includes structural elements, limits and risk mitigation. As at October 31, 2024, total leveraged loans outstanding, gross of risk mitigation, were $31.9 billion and represented 2% of total assets ($29.5 billion and 2%, respectively, as at October 31, 2023), of which $10.0 billion or 31% outstanding ($9.4 billion or 32% as at October 31, 2023) represented a lower level of credit risk due to high-quality collateral assets, including asset-based lending and real estate. The remainder of the portfolio is well-diversified across sectors and includes loans to borrowers where we have relatively small hold sizes. As at October 31, 2024, $1.3 billion or 4% of all leveraged finance loans were classified as impaired ($589 million or 2% as at October 31, 2023). This portfolio is closely managed by specialized teams and within a limit structure. In addition to originating leveraged finance loans, we also underwrite leveraged finance loans, which is managed through the market risk framework.

(1) Certain comparative figures have been reclassified to conform with the current year's presentation.

MD&A

Gross Impaired Loans

Total gross impaired loans and acceptances (GIL) were $5,843 million, an increase from $3,960 million in the prior year. The increase in impaired loans was predominantly in business and government lending, with increases in several sectors. GIL as a percentage of gross loans and acceptances was 0.86% in fiscal 2024, an increase from 0.59% in the prior year.

Factors contributing to the change in GIL are outlined in the table below. Loans classified as impaired during the year increased to $7,419 million from $4,047 million in fiscal 2023, reflecting higher impaired loan formations in both the wholesale and the consumer portfolios. On a geographic basis, Canada accounted for 38% of total formations in fiscal 2024, compared with 42% in fiscal 2023.

Detailed breakdowns of impaired loans by geographic region and industry can be found in Table 69 in the Supplemental Information and in Note 4 of the audited annual consolidated financial statements.

Changes in Gross Impaired Loans and Acceptances

TABLE 41

(Canadian $ in millions, except as noted) For the year ended October 31	2024	2023
GIL, beginning of year	**3,960**	1,991
Classified as impaired during the year	**7,419**	4,047
Purchased credit impaired during the year	**–**	415
Transferred to not impaired during the year	**(1,086)**	(545)
Net repayments	**(1,938)**	(1,214)
Amounts written off	**(2,430)**	(753)
Recoveries of loans and advances previously written off	**–**	–
Disposals of loans	**(107)**	(24)
Foreign exchange and other movements	**25**	43
GIL, end of year	**5,843**	3,960
GIL as a % of gross loans and acceptances	**0.86**	0.59

Allowance for Credit Losses

We employ a disciplined approach to provisioning and loan loss evaluation across our loan portfolios, with the prompt identification of problem loans a key risk management objective. We maintain both an allowance for credit losses on impaired loans and an allowance for credit losses on performing loans, in accordance with IFRS. An allowance on performing loans is maintained to cover impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Our approach to establishing and maintaining the allowance on performing loans is based on the requirements of IFRS, considering the guideline issued by our regulator, OSFI. Under the IFRS 9, *Financial Instruments* (IFRS 9) expected credit loss (ECL) methodology, an allowance is recorded for ECL on financial assets regardless of whether there has been an actual loss event. We recognize an allowance for loss at an amount generally based on 12 months of ECL, if the credit risk at the reporting date has not increased significantly since initial recognition (Stage 1). We record ECL over the remaining life of performing financial assets that are considered to have experienced a significant increase in credit risk (Stage 2).

An allowance on impaired loans is maintained to reduce the carrying value of individually identified impaired loans (Stage 3) to the expected recoverable amount.

We maintain an allowance for credit losses (ACL) at a level that we consider appropriate to absorb credit-related losses. As at October 31, 2024, the total ACL was $4,936 million, an increase of $669 million from the prior year, reflecting higher allowances on both performing and impaired loans. The allowance on impaired loans was $731 million as at October 31, 2024, and the allowance on performing loans was $4,205 million. These amounts included an allowance on impaired loans of $78 million and an allowance on performing loans of $502 million, related to undrawn commitments and letters of credit that are considered other credit instruments and recorded in other liabilities. The allowance on impaired loans increased $36 million from $695 million in the prior year. The allowance on performing loans increased $633 million from $3,572 million in the prior year, primarily driven by portfolio credit migration, uncertainty in credit conditions and model updates, partially offset by improvement in the macroeconomic outlook, including the adoption of a fourth economic scenario, and the impact of the sale of a portfolio of recreational vehicle loans.

Further details on the key assumptions used in the measurement of ACL can be found in the Critical Accounting Estimates and Judgments section; continuity in ACL by each product type can be found in Tables 71 and 72 in the Supplemental Information and in Note 4 of the audited annual consolidated financial statements.

International Exposures

BMO's geographic exposures to regions outside of Canada and the United States are subject to a risk management framework that incorporates assessments of economic and political risks in each region or country. These exposures are also managed within limits based on product, entity and country of ultimate risk. Our total net exposure to these regions is set out in the table below.

The table outlines total net exposure for funded lending and undrawn commitments, securities (including cash products, traded credit and credit default swap activity), repo-style transactions and derivatives. Repo-style transactions and derivatives exposures are reported at mark-to-market value. Derivatives exposures incorporate transaction netting where master netting agreements with counterparties have been entered into, and collateral offsets for counterparties where a Credit Support Annex is in effect.

Exposure by Region

TABLE 42

	Funded lending and commitments				Securities				Repo-style transactions and derivatives				As at October 31, 2024 Total net exposure	As at October 31, 2023 Total net exposure
(Canadian $ in millions) Region	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total		
Europe (excluding United Kingdom)	1,025	3,357	–	4,382	354	159	4,802	5,315	671	150	152	973	10,670	11,281
United Kingdom	51	7,278	362	7,691	416	130	1,219	1,765	97	872	68	1,037	10,493	6,135
Latin America	2,891	5,345	–	8,236	–	110	–	110	3	266	13	282	8,628	10,270
Asia-Pacific	3,625	2,317	130	6,072	575	32	3,097	3,704	138	193	197	528	10,304	12,289
Middle East and Africa	1,785	908	105	2,798	–	–	18	18	10	130	983	1,123	3,939	2,471
Other (1)	–	6	52	58	9	–	3,592	3,601	3	–	1,543	1,546	5,205	5,575
Total	9,377	19,211	649	29,237	1,354	431	12,728	14,513	922	1,611	2,956	5,489	49,239	48,021

(1) Primarily exposure to supranational entities.

Derivative Transactions

The following table presents the notional amounts of BMO's over-the-counter (OTC) derivative contracts, comprising contracts that are centrally cleared and settled through a designated clearing house or central counterparty (CCP) and contracts that are not centrally cleared.

CCPs are established under the supervision of central banks or other similar regulatory authorities and, as financial market infrastructure, must satisfy certain financial resilience requirements. Generally speaking, in order to centrally clear OTC derivative contracts, we acquire a membership in the CCP and, in addition to providing collateral to protect the CCP against risk of loss related to BMO, we are exposed to risk as a member for our contribution to a default fund. We may also be called on to make additional contributions or provide other support in the event of default by another member.

The notional amounts of our derivatives represent the amount to which a rate or price is applied in order to calculate the amount of cash that must be exchanged under each contract. Notional amounts do not represent assets or liabilities and therefore are not recorded on the Consolidated Balance Sheet. The fair values of OTC derivative contracts are recorded on the Consolidated Balance Sheet.

Over-the-Counter Derivative Contracts (Notional amounts)

TABLE 43

(Canadian $ in millions)	Non-centrally cleared		Centrally cleared		Total	
As at October 31	2024	2023	2024	2023	2024	2023
Interest Rate Contracts						
Swaps	469,244	413,856	16,376,733	9,197,174	16,845,977	9,611,030
Forward rate agreements	7,464	5,439	3,406,985	127,214	3,414,449	132,653
Purchased options	253,694	130,000	–	–	253,694	130,000
Written options	255,721	118,524	–	–	255,721	118,524
Total interest rate contracts	986,123	667,819	19,783,718	9,324,388	20,769,841	9,992,207
Foreign Exchange Contracts (1)						
Cross-currency swaps	102,302	95,932	–	–	102,302	95,932
Cross-currency interest rate swaps	900,021	685,022	–	–	900,021	685,022
Forward foreign exchange contracts	673,839	555,031	6,088	9,335	679,927	564,366
Purchased options	76,576	51,143	–	–	76,576	51,143
Written options	88,210	55,370	–	–	88,210	55,370
Total foreign exchange contracts	1,840,948	1,442,498	6,088	9,335	1,847,036	1,451,833
Commodity Contracts						
Swaps	20,326	18,573	2	1	20,328	18,574
Purchased options	5,495	5,319	–	–	5,495	5,319
Written options	4,268	4,218	–	–	4,268	4,218
Total commodity contracts	30,089	28,110	2	1	30,091	28,111
Equity Contracts	138,194	116,011	320	129	138,514	116,140
Credit Contracts (2)						
Purchased	1,902	1,705	21,448	15,222	23,350	16,927
Written	1,279	1,080	14,932	8,930	16,211	10,010
Total credit default swaps	3,181	2,785	36,380	24,152	39,561	26,937
Total	2,998,535	2,257,223	19,826,508	9,358,005	22,825,043	11,615,228

(1) Gold contracts are included with foreign exchange contracts.
(2) Credit contracts exclude loan commitment derivatives with notionals of $2,498 million as at October 31, 2024 ($1,805 million as at October 31, 2023).

Market Risk

Market Risk is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.

Market risk arises from our trading and underwriting activities, as well as our structural banking activities. The magnitude and importance of these activities to the enterprise, along with the potential volatility of market variables, call for diligent governance and a robust market risk management framework that can provide effective identification, measurement, reporting and control of market risk exposures.

Trading and Underwriting Market Risk Governance
Our market risk-taking activities are subject to an extensive governance framework. The Risk Review Committee (RRC) oversees the management of market risk on behalf of the Board of Directors and approves limits governing market risk exposures that are consistent with our risk appetite. The Risk Management Committee (RMC) regularly reviews and assesses significant market risk exposures and positions, and exercises ongoing senior management oversight of our risk-taking activities. Both of these committees are kept apprised of specific market risk exposures and any developments that could expose BMO to unusual, unexpected or unquantified risks associated with those market risk exposures, as well as other current and emerging market risks. In addition, all businesses and individuals authorized to conduct trading and underwriting activities on behalf of BMO are required to work within our governance framework and, as part of their first-line-of-defence responsibilities, they must adhere to all relevant corporate policies, standards and procedures, and maintain and manage market risk exposures within specified limits and risk tolerances. In support of our risk governance framework, our market risk management framework comprises processes, infrastructure and supporting documentation which together support the identification, assessment, independent monitoring and control of our market risk exposures.

Trading and Underwriting Market Risk
Our trading and underwriting businesses give rise to market risk associated with buying and selling financial products in the course of meeting our customers' needs, such as market-making and related financing activities, and assisting clients to raise funds by way of securities issuance.

Identification and Assessment of Trading and Underwriting Market Risk
As the first step in the management of market risk, rigorous assessment processes are in place to identify market risk exposures associated with both new products and the evolving risk profile of existing products, including on- and off-balance sheet positions, trading and non-trading positions, leveraged loan, bond and equity underwriting, and market risk exposures arising from the domestic and foreign operations of our operating groups.

Various metrics and techniques are then employed to measure identified market risk exposures. These include Value-at-Risk and stress tests, as well as sensitivity to market risk factors and position concentrations. Results are reported to the appropriate line of business, the RMC and RRC on a regular basis.

Value-at-Risk (VaR) measures the maximum loss likely to be experienced in the trading and underwriting portfolios, measured at a 99% confidence level over a one-day holding period. It incorporates the risk to the value of the bank's trading and underwriting portfolios from changes in interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities and correlations.

Although it is a useful indicator of risk, VaR has limitations, as with any model-driven metric. It assumes that all portfolio positions can be liquidated within one day and that historical data can be used as a proxy to forecast future market events. In addition, VaR calculations are based on portfolio positions at the close of business and do not reflect the impact of intra-day activity.

Stress Tests are used to determine the potential impact of low-frequency, high-severity events on the trading and underwriting portfolios. The portfolios are measured daily against a variety of hypothetical and historical event scenarios, including the 2008 global financial crisis and the COVID-19 pandemic, along with portfolio-specific impacts and asset class scenarios. Scenarios are continuously refined to reflect the latest market conditions and portfolio risk exposures. Market liquidity horizons are reviewed for suitability and scenarios updated where appropriate. In addition, a range of assumptions, including the duration of the scenario and management actions, are incorporated in the stress tests to better reflect the anticipated impact on the trading and underwriting business.

VaR and stress testing metrics should not be viewed as definitive predictors of the maximum amount of losses that could be experienced in the trading and underwriting portfolios in any one day, as their results are based on models and estimates and are subject to confidence levels, and the estimates could be exceeded under unforeseen market conditions.

Our VaR model is back-tested on a daily basis, assuming there are no changes to the previous day's closing position, and isolates the effects of each day's price movements against those closing positions. The one-day 99% confidence level VaR at the local and consolidated BMO levels is compared with the estimated daily profit and loss (P&L) that would be recorded if the portfolio composition remained unchanged. If this P&L result is negative and its absolute value is greater than the previous day's VaR, a back-testing exception occurs. Each exception is investigated, explained and documented.

Models support the measurement of our exposure to the risk of adverse outcomes for income, retained earnings and capital. We use a variety of methods to verify the integrity of our risk models, including the application of back-testing against hypothetical losses and approval by an independent model validation team. The data and correlations that underpin our models are updated frequently, so that risk metrics reflect current market conditions.

Market Risk RWA is calculated using a standardized approach under Basel III for trading book activities along with foreign exchange risk in the banking book. Policies defining the activities eligible for trading book capital treatment and banking book capital treatment are used to delineate in-scope activity. Exceptions to general assumptions about trading and banking book categories are reported to OSFI. Such exceptions principally arise from instruments that are designated as trading under IFRS but used to hedge banking book market risks, along with deferred compensation plan hedging. The fair value of instruments under exception is $1,459 million net liability and $11,571 million gross.

Material presented in a blue-tinted font above is an integral part of Note 5 of the 2024 audited annual consolidated financial statements.

BMO Financial Group 207th Annual Report 2024   **85**

Monitoring and Control of Trading and Underwriting Market Risk

Limits are set for our trading and underwriting activities, and are subject to regular monitoring and reporting. The reporting and escalation of exposures to senior management are performed based on our risk policies. Other significant controls include the independent valuation of financial assets and liabilities, as well as compliance with our Model Risk Management Framework to mitigate model risk.

Internal risk transfer (IRT) transactions are used to hedge interest rate, credit spread and equity banking book market risks via the trading book. This activity is governed by policies intended to ensure compliance with OSFI's Capital Adequacy Requirements (CAR) Guideline. No instruments were reassigned between the trading and banking books in fiscal 2024.

Trading Market Risk Measures

Trading VaR

Average total trading VaR changed modestly from fiscal 2023, with portfolio exposure changes and lower market volatility offset by reduced diversification.

Total Trading Value at Risk (VaR) Summary (1)

TABLE 44

As at or for the year ended October 31 (Pre-tax Canadian $ equivalent in millions)	2024				2023			
	Year-end	**Average**	**High**	**Low**	Year-end	Average	High	Low
Commodity VaR	**2.1**	**3.8**	**5.4**	**2.0**	4.0	2.4	6.1	1.2
Equity VaR	**24.0**	**16.1**	**24.0**	**8.1**	13.6	14.0	24.5	8.5
Foreign exchange VaR	**1.0**	**1.2**	**2.9**	**0.4**	1.7	2.9	5.6	1.3
Interest rate VaR (2)	**23.0**	**30.8**	**44.7**	**22.1**	38.3	38.2	54.8	26.0
Diversification	**(17.6)**	**(19.7)**	**nm**	**nm**	(25.0)	(25.4)	nm	nm
Total Trading VaR	**32.5**	**32.2**	**45.5**	**23.1**	32.6	32.1	47.9	21.2

(1) One-day measure using a 99% confidence interval. Gains are presented in brackets and losses are presented as positive numbers.
(2) Interest rate VaR includes general credit spread risk.

nm – not meaningful

Trading-Related Net Revenue

The charts below present daily net revenues plotted against Total Trading VaR, along with a representation of daily net revenue distribution. In fiscal 2024, net trading losses occurred on two days, with none of these losses exceeding Total Trading VaR. The losses on these days were primarily attributable to unfavourable market movements, which had a negative impact on some of our positions.

Trading Net Revenues versus Value at Risk

(pre-tax basis and in millions of Canadian dollars)


50
40
30
20
10
0
(10)
(20)
(30)
(40)
(50)
1-Nov-23
30-Nov-23
29-Dec-23
31-Jan-24
29-Feb-24
28-Mar-24
30-Apr-24
31-May-24
28-Jun-24
31-Jul-24
30-Aug-24
30-Sep-24
31-Oct-24
Daily Revenue
Total Trading VaR

Material presented in a blue-tinted font above is an integral part of Note 5 of the 2024 audited annual consolidated financial statements.

Frequency Distribution of Daily Net Revenues

Nov 1, 2023 to Oct 31, 2024 ($millions)



Structural (Non-Trading) Market Risk

Structural market risk comprises interest rate risk arising from our banking activities, such as those involving loans and deposits, and foreign exchange risk arising from our foreign currency operations and exposures.

Structural Market Risk Governance

BMO's Corporate Treasury group is responsible for the ongoing management of structural market risk across the enterprise, with independent oversight provided by the Market Risk group. In addition to the limits approved by our Board of Directors on earnings at risk and the sensitivity of economic value to changes in interest rates, more granular management limits are in place to guide the daily management of this risk.

The RRC oversees structural market risk management, regularly reviews structural market risk positions and annually approves the structural market risk plan and limits. The RMC and Asset Liability Committee (ALCO) provide ongoing senior management oversight of risk positions and related activities.

Structural Market Risk Measurement

Interest Rate Risk

Structural interest rate risk arises when changes in interest rates affect the market value, cash flows and earnings of assets and liabilities related to our banking activities. The objective of structural interest rate risk management is to maintain high-quality earnings and maximize sustainable product spreads, while managing risk to the economic value of our net assets arising from changes in interest rates.

Structural interest rate risk primarily comprises interest rate mismatch risk and product-embedded option risk.

Interest rate mismatch risk arises when there are differences in the scheduled maturities, repricing dates or reference rates of assets, liabilities and derivatives. The net interest rate mismatch, representing residual assets funded by common shareholders' equity, is managed to align with a target maturity profile through interest rate swaps and securities.

Product-embedded option risk arises when product features allow customers to alter the timing of cash flows, such as scheduled maturity or repricing dates, usually in response to changes in market conditions. Product-embedded options include loan prepayments, deposit redemption privileges and committed rates on unadvanced mortgages. Product-embedded options and associated customer behaviour are captured in risk modelling, and hedging programs may be used to limit the level of exposure to this risk.

Structural interest rate risk is measured using simulations, analyses of the sensitivity of earnings and economic value, stress testing and gap analysis, in addition to other risk metrics.

> **Earnings Sensitivity** is a measure of the impact of potential changes in interest rates on the projected 12-month pre-tax net income from a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.
>
> **Economic Value Sensitivity** is a measure of the impact of potential changes in interest rates on the market value of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.

The models that measure structural interest rate risk incorporate projected changes in interest rates and predict the likely reaction of our customers to these changes. For customer loans and deposits with scheduled maturity and repricing dates (such as mortgages and term deposits), the models measure the extent to which customers are likely to use embedded options to alter those scheduled dates and timing. For customer loans and deposits without scheduled maturity and repricing dates (such as credit card loans and chequing accounts), exposure is measured using models that adjust for elasticity in product pricing and reflect historical and forecasted trends in balances. The results generated by these structural market risk models are inherently uncertain, as they reflect potential future pricing and customer behaviour, which may differ from actual experience. These models have been developed using statistical analysis and are independently validated and periodically updated through regular model performance assessment, back-testing and ongoing dialogue with the lines of business. Models developed to predict customer behaviour are also used to support product pricing.

Material presented in a blue-tinted font above is an integral part of Note 5 of the 2024 audited annual consolidated financial statements.

All models are subject to BMO's Model Risk Management Framework, which is described in more detail in the Enterprise-Wide Risk Management Framework section.

The sensitivity of structural interest rate earnings and economic value to an immediate parallel increase or decrease of 100 basis points in the yield curve is disclosed in the table below.

The sensitivity of structural economic value to rising interest rates primarily reflects a lower market value for fixed-rate loans. The sensitivity of structural economic value to falling interest rates primarily reflects the impact of a higher market value for fixed-rate loans and minimum modelled client deposit rates. The exposure of structural economic value to rising interest rates and the benefits of falling interest rates decreased relative to October 31, 2023, primarily due to modelled deposit pricing being less rate sensitive at lower projected interest rate levels following the decrease in term market rates during the year. Structural earnings sensitivity quantifies the potential impact of interest rate changes on structural balance sheet pre-tax net income over the next 12 months. The sensitivity of structural earnings to falling interest rates primarily reflects the risk of fixed-rate and floating-rate loans repricing at lower rates and the more limited ability to reduce deposit pricing as rates fall. The benefits of rising interest rates to structural earnings primarily reflect the positive impact of reinvesting our net equity and non-rate sensitive deposits into assets with higher-term rates. The benefits of rising interest rates to structural earnings increased modestly relative to October 31, 2023. The exposure of falling interest rates to structural earnings decreased relative to October 31, 2023, primarily due to the impact of modelled prepayment penalty fee collection on certain prepayable instruments.

During 2024, both economic value sensitivity and earnings sensitivity remained within the limits established by the Board of Directors.

Structural Interest Rate Sensitivity [1] [2]

TABLE 45

| | Economic value sensitivity | | | | Earnings sensitivity | | | |
| | October 31, 2024 | | | October 31, 2023 | October 31, 2024 | | | October 31, 2023 |
(Pre-tax Canadian $ equivalent in millions)	Canada [3]	United States	Total	Total	Canada [3]	United States	Total	Total
100 basis point increase	(693)	(790)	(1,483)	(1,849)	139	228	367	304
100 basis point decrease	597	63	660	1,492	(101)	(109)	(210)	(325)

(1) Losses are presented in brackets and gains are presented as positive numbers.
(2) Interest rate sensitivities assume an immediate and sustained parallel shift in assumed interest rates across the entire yield curve as at the end of the period, using a constant balance sheet.
(3) Includes Canadian dollar and other currencies.

The table below presents net loans and acceptances by interest rate sensitivity.

TABLE 46

(Canadian $ in millions)	2024	2023
Fixed rate [1]		
Contractual amounts that will reprice/repay within 3 months	213,314	213,854
Contractual amounts that will reprice/repay after 3 months	254,872	248,688
Floating rate [2]	202,031	186,327
Non-rate sensitive [3]	8,158	15,907
Total	678,375	664,776

(1) Includes index-based loans.
(2) Floating rate only includes loans that reprice immediately upon a change in interest rates.
(3) Includes credit card balances that are paid when due, customers' liability under acceptances, impaired loans and allowance for credit losses.

Certain comparative figures have been reclassified for changes in accounting policy.

Insurance Market Risk

Insurance market risk includes interest rate and equity market risk arising from the activities of our BMO Insurance business. During the 2024 fiscal year, we entered into hedging arrangements to offset the impact of changes in interest rates and equity market values on our earnings. The sensitivity includes the impact of these hedging relationships. The impact of insurance market risk on earnings is reflected in insurance investment results on our Consolidated Statement of Income, and the corresponding change in insurance contract liabilities on our Consolidated Balance Sheet. The impact of insurance market risk is not reflected in the Structural Interest Rate Sensitivity table above.

The bank adopted IFRS 17, *Insurance Contracts* (IFRS 17) effective November 1, 2023. IFRS 17 changes the fundamental principles used to recognize and measure insurance contracts, including life insurance contracts, reinsurance contracts held and investment contracts with discretionary participation features. This change impacts the timing of when investment-related income emerges and the associated market risk sensitivities, as the discount rates used to calculate the present value of insurance liabilities are no longer based on the assets supporting those liabilities, but rather on the features of the insurance liabilities themselves. As such, insurance market risk largely reflects the interest rate risk arising from a mismatch in liability and asset cash flows.

On transition, we applied the full retrospective approach to our creditor business and the fair value approach to all other products written prior to November 1, 2022.

Material presented in a blue-tinted font above is an integral part of Note 5 of the 2024 audited annual consolidated financial statements.

The table below reflects the estimated immediate impact on, or sensitivity of, our net income to certain changes in interest rates, and includes the estimated impact of hedging arrangements.

TABLE 47

(Pre-tax Canadian $ in millions)	**2024** (1)	2023
50 basis point increase	**6**	23
50 basis point decrease	**(9)**	(30)

(1) Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at the end of the period, with no change in the ultimate risk-free rate.

For further information, refer to the Changes in Accounting Policies in 2024 section and Note 1 of the audited annual consolidated financial statements. In addition, information on insurance risk governance can be found in the Enterprise-Wide Risk Management section.

Non-Trading Foreign Exchange Risk

Structural foreign exchange risk arises primarily from translation risk related to our net investment in U.S. operations and from transaction risk associated with U.S.-dollar-denominated net income.

Translation risk arises from the potential impact that changes in foreign exchange rates could have on our reported shareholders' equity and capital ratios. We economically manage the impact of changes in foreign exchange rates on our capital ratios. Refer to the Enterprise-Wide Capital Management section for further discussion.

Transaction risk arises from the potential impact that fluctuations in the Canadian dollar/U.S. dollar exchange rate could have on the Canadian dollar equivalent of BMO's U.S.-dollar-denominated financial results. Exchange rate fluctuations will affect future results measured in Canadian dollars, and the impact on those results is a function of the periods during which revenues, expenses and provisions for credit losses arise. Hedging positions may be taken to partially offset the pre-tax effects of Canadian dollar/U.S. dollar exchange rate fluctuations on financial results, although we did not enter into any hedging arrangements in the current or prior year. If future results are consistent with results in fiscal 2024, each one cent increase (decrease) in the Canadian dollar/U.S. dollar exchange rate would be expected to increase (decrease) the Canadian dollar equivalent of U.S. segment net income before income taxes for the year by $26 million, in the absence of hedging arrangements. Refer to the 2024 Financial Performance Review – Foreign Exchange section for a more complete discussion of the effects of changes in foreign exchange rates on our results.

Linkages between Balance Sheet Items and Market Risk Disclosures

The table below presents items reported on the Consolidated Balance Sheet that are subject to market risk, comprising balances that are subject to either traded risk or non-traded risk measurement techniques.

TABLE 48

	As at October 31, 2024				As at October 31, 2023				
		Subject to market risk				Subject to market risk			Primary risk factors
(Canadian $ in millions)	Consolidated Balance Sheet	Traded risk (1)	Non-traded risk (2)	Not subject to market risk	Consolidated Balance Sheet	Traded risk (1)	Non-traded risk (2)	Not subject to market risk	for non-traded risk balances
Assets Subject to Market Risk									
Cash and cash equivalents	**65,098**	**–**	**65,098**	**–**	77,934	–	77,934	–	Interest rate
Interest bearing deposits with banks	**3,640**	**201**	**3,439**	**–**	4,109	236	3,873	–	Interest rate
Securities	**396,880**	**153,833**	**243,047**	**–**	320,084	122,926	197,158	–	Interest rate, credit spread, equity
Securities borrowed or purchased under resale agreements	**110,907**	**–**	**110,907**	**–**	115,662	–	115,662	–	Interest rate
Loans and acceptances (net of allowance for credit losses)	**678,016**	**6,085**	**671,931**	**–**	656,665	4,412	652,253	–	Interest rate, foreign exchange
Derivative instruments	**47,253**	**42,879**	**4,374**	**–**	39,976	34,004	5,972	–	Interest rate, foreign exchange
Customers' liabilities under acceptances	**359**	**–**	**359**	**–**	8,111	–	8,111	–	Interest rate
Other assets	**107,494**	**9,485**	**59,070**	**38,939**	124,465	4,734	82,008	37,723	Interest rate
Total Assets	**1,409,647**	**212,483**	**1,158,225**	**38,939**	1,347,006	166,312	1,142,971	37,723	
Liabilities Subject to Market Risk									
Deposits	**982,440**	**45,223**	**937,217**	**–**	910,879	35,300	875,579	–	Interest rate, foreign exchange
Derivative instruments	**58,303**	**54,713**	**3,590**	**–**	50,193	43,166	7,027	–	Interest rate, foreign exchange
Acceptances	**359**	**–**	**359**	**–**	8,111	–	8,111	–	Interest rate
Securities sold but not yet purchased	**35,030**	**35,030**	**–**	**–**	43,774	43,774	–	–	Interest rate
Securities lent or sold under repurchase agreements	**110,791**	**–**	**110,791**	**–**	106,108	–	106,108	–	Interest rate
Other liabilities	**130,061**	**–**	**129,590**	**471**	143,590	33	143,497	60	Interest rate
Subordinated debt	**8,377**	**–**	**8,377**	**–**	8,228	–	8,228	–	Interest rate
Total Liabilities	**1,325,361**	**134,966**	**1,189,924**	**471**	1,270,883	122,273	1,148,550	60	

(1) Primarily comprises balance sheet items that are subject to the trading and underwriting risk management framework and recorded at fair value through profit or loss.
(2) Primarily comprises balance sheet items that are subject to the structural balance sheet insurance risk management framework and secured financing transactions.

Certain comparative figures have been reclassified to conform with the current year's presentation and for changes in accounting policy.

Material presented in a blue-tinted font above is an integral part of Note 5 of the 2024 audited annual consolidated financial statements.

MD&A

Insurance Risk

Insurance Risk is the potential for loss as a result of actual experience differing from that assumed when an insurance product was designed and priced, and comprises claims risk, policyholder behaviour risk and expense risk.

Insurance risk generally entails the inherent unpredictability that can arise from the assumption of long-term policy liabilities or uncertainty regarding future events. Insurance provides protection against the financial consequences of insured risks by transferring those risks to the insurer (under specific terms and conditions) in exchange for premiums. Insurance risk is inherent in all of our insurance products: life insurance, annuities (which include the pension risk transfer business), accident and sickness insurance, and creditor insurance, as well as the reinsurance business. Insurance risk consists of:

- Claims risk – the risk that the actual magnitude or frequency of claims will differ from those assumed in the pricing or underwriting process, including mortality risk, morbidity risk, longevity risk and catastrophic risk.
- Policyholder behaviour risk – the risk that the behaviour of policyholders in regard to premium payments, withdrawals or loans, as well as policy lapses and surrenders and other voluntary terminations, will differ from the behaviour assumed in the pricing process.
- Expense risk – the risk that actual expenses arising from acquiring and administering policies and processing claims will exceed the expenses assumed in the pricing process.

Our risk governance practices provide effective independent oversight and control of risk within BMO Insurance. BMO Insurance's risk management framework addresses the identification, assessment, management, monitoring and reporting of risks. The framework includes: the Risk Appetite Statement and key risk metrics; insurance risk policies and processes, including limits; capital requirements; stress testing; risk reports; the Own Risk and Solvency Assessment; and ongoing monitoring of experience. Senior management within the various lines of business uses this framework, serving as the first line of defence and assuming the primary responsibility for managing insurance risk. Second-line-of-defence oversight is provided by the CRO, BMO Insurance, who reports to the CRO, BMO Wealth Management. Internal risk committees, the boards of directors of the BMO Insurance subsidiaries and senior management provide senior governance and review. In particular, the Risk Committee of BMO Insurance oversees and reports on risk management activities to the insurance companies' boards of directors on a quarterly basis. In addition, the Audit and Conduct Review Committee of the Board of Directors acts as the Audit and Conduct Review Committee for BMO Life Insurance Company.

A robust product approval process is a cornerstone of the BMO Insurance risk management framework, as it identifies, assesses and manages risks associated with new insurance products or changes to existing products. This process, along with guidelines and practices for underwriting and claims management, promotes the effective identification, assessment and management of insurance risk. Reinsurance transactions that transfer or cede insurance risk from BMO Insurance to independent reinsurance companies also mitigate our exposure to insurance risk by diversifying risk and limiting claims. BMO Insurance has exited the Property and Casualty Reinsurance market, with the last remaining treaty terminated in January 2021, significantly reducing our exposure to catastrophic claims and, in turn, the risks arising from climate change. However, a certain portion of our exposure to catastrophic claims remains as the portfolio runs off and until all outstanding claims that were made prior to the treaty termination dates are settled and paid.

The table below presents the sensitivities before and after risk mitigation by reinsurance and assumes that all other variables remain constant.

TABLE 49

(Canadian $ in millions)	2024 Contractual service margin		2024 Profit or loss		2023 Contractual service margin		2023 Profit or loss	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Policy-related assumptions								
Mortality rates (1% increase) (1)	(17)	10	1	1	(14)	9	–	–
Lapse rates (10% increase) (2)	(151)	(52)	(10)	(4)	(161)	(63)	(4)	(2)
Expenses (5% increase) (3)	(15)	(15)	–	–	(9)	(9)	–	–

(1) Mortality relates to the occurrence of death and is a key assumption for our life insurance business.
(2) Policies are terminated through lapses and surrenders, where lapses represent the termination of policies due to non-payment of premiums and surrenders represent the voluntary termination of policies by policyholders.
(3) Directly attributable operating expense assumptions reflect the projected costs of maintaining and servicing in-force policies, including associated directly attributable overhead expenses.

Caution
This Insurance Risk section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Liquidity and Funding Risk

Liquidity and Funding Risk is the potential risk that we are unable to meet our financial commitments in a timely manner at reasonable prices as they come due. Financial commitments include liabilities to depositors and suppliers, as well as lending, investment and pledging commitments.

Managing liquidity and funding risk is integral to maintaining enterprise soundness and safety, depositor confidence and earnings stability. It is BMO's policy to maintain a level of liquid assets and funding capacity sufficient to meet our financial commitments, even in times of stress.

Liquidity and Funding Risk Governance

The Corporate Treasury group and the operating groups, as the first line of defence, are responsible for the ongoing identification, assessment and management of liquidity and funding risk. The Corporate Treasury group is responsible for monitoring and reporting on exposures to liquidity and funding risk across the enterprise; develops and recommends for approval the Liquidity and Funding Risk Management Framework and the related risk appetite statement and limits; monitors compliance with relevant corporate policies; and assesses the impact of market events on liquidity and funding requirements on an ongoing basis.

Enterprise Risk and Portfolio Management (ERPM), as the second line of defence, exercises oversight, conducts independent risk assessment and provides effective challenge of liquidity and funding management frameworks, policies, limits, monitoring and reporting across the enterprise.

The Risk Management Committee (RMC) and Asset Liability Committee (ALCO) provide senior management oversight, and review and discuss significant liquidity and funding policies, issues and developments that arise in the pursuit of BMO's strategic priorities. The Risk Review Committee (RRC) provides oversight of the management of liquidity and funding risk, annually approves the applicable policies, limits and contingency plan, and regularly reviews liquidity and funding positions.

Liquidity and Funding Risk Management

BMO's Liquidity and Funding Risk Management Framework is defined and authorized in alignment with corporate policies approved by our Board of Directors and standards approved by management. These policies and standards set out key management principles, liquidity and funding metrics and related limits, as well as roles and responsibilities in the management of liquidity and funding risk across the enterprise.

We have a robust limit structure in place in order to manage liquidity and funding risk. These limits define BMO's risk appetite for the key Stress Net Liquidity Position (Stress NLP) measure, regulatory liquidity ratios, secured and unsecured funding appetite (for both trading and structural activities), as well as enterprise collateral pledging. Limits also establish the tolerance for concentrations of maturities, as well as requirements for counterparty liability diversification, business pledging activity, and the size and type of committed and uncommitted credit and liquidity facilities that may be outstanding.

Operating within these limits helps to confirm that liquidity and funding risk is appropriately managed. An enterprise-wide contingency plan intended to facilitate effective risk management in the event of a disruption is also in place. Early warning indicators identified in the contingency plan are regularly monitored in order to detect any signs of rising levels of liquidity or funding risk in the market, or any exposure to other risks specific to BMO.

BMO legal entities include regulated and foreign subsidiaries and branches, and as a result, movements of funds between entities in the corporate group are subject to, among other things, the liquidity, funding and capital adequacy requirements of these entities. As such, liquidity and funding positions are managed on both a consolidated and key legal entity basis. Liquidity and funding risk management policies and limits, informed by the laws and regulations that apply to each entity, are in place for key legal entities, and positions are regularly reviewed at the key legal entity level to confirm compliance with applicable laws and regulations.

BMO continued to maintain a strong liquidity position during fiscal 2024. Customer loans and deposits continued to grow, while wholesale funding decreased, reflecting net maturities. Our liquidity metrics, including the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR), exceeded internal targets and regulatory requirements throughout fiscal 2024.

Liquidity and Funding Risk Measurement

A key component of liquidity risk management is the measurement of liquidity risk under stress. We use Stress NLP as a key measure of liquidity risk. Stress NLP represents the amount by which liquid assets exceed potential funding needs under severe systemic and enterprise-specific stress scenarios, and a combination thereof. Potential funding needs may arise from obligations to repay retail, commercial and wholesale deposits that are withdrawn or not renewed, or to fund drawdowns on available credit and liquidity lines, as well as from obligations to pledge collateral due to ratings downgrades or market volatility, along with the continuing need to fund new assets and strategic investments. Potential funding needs are quantified by applying factors to various business activities based on management's view of the relative level of liquidity risk related to each activity. These factors vary by deposit classification (e.g., retail, small business, non-financial corporate or wholesale counterparties) and deposit type (e.g., insured, uninsured, operational or non-operational deposits), as well as by commitment type (e.g., committed or uncommitted credit or liquidity facilities by counterparty type). Stress scenarios also consider the time horizon over which liquid assets can be monetized and management's assessment of the liquidity value of those assets under conditions of market stress. These potential funding needs are assessed under severe systemic and enterprise-specific stress scenarios, and a combination thereof.

Stress testing results are evaluated against our stated risk appetite and are considered in management's decisions on limit-setting and internal liquidity transfer pricing, and they also help to inform and shape the design of business plans and contingency plans. The Liquidity and Funding Risk Management Framework is integrated with enterprise-wide stress testing.

In addition to Stress NLP, we regularly monitor positions in relation to the limits and liquidity ratios noted in the Liquidity and Funding Risk Management section above. These include regulatory metrics such as LCR, Net Cumulative Cash Flow and NSFR.

Material presented in a blue-tinted font above is an integral part of Note 5 of the 2024 audited annual consolidated financial statements.

Unencumbered Liquid Assets

Unencumbered liquid assets include high-quality assets that are marketable, can be pledged as security for borrowings, and can be converted to cash in a time frame that meets liquidity and funding requirements. Liquid assets are primarily held in our trading businesses, as well as in supplemental liquidity pools that are maintained for contingent liquidity risk management purposes. The liquidity values recognized for different asset classes under BMO's risk management framework reflect management's assessment of the liquidity values of those assets under a severe stress scenario. Liquid assets held in our trading businesses comprise cash on deposit with central banks, short-term deposits with other financial institutions, highly-rated debt securities, equity securities and short-term reverse repurchase agreements. Supplemental liquidity pool assets primarily comprise cash on deposit with central banks, securities, and short-term reverse repurchase agreements for highly-rated Canadian federal and provincial government debt and U.S. federal government and agency debt. Substantially all supplemental liquidity pool assets meet the definition of high-quality liquid assets under Basel III. The size of the supplemental liquidity pool is integrated with our assessment of liquidity risk. In order to comply with local regulatory requirements, certain legal entities maintain their own minimum liquidity positions. There may be legal and regulatory restrictions on BMO's ability to use liquid assets held at one legal entity to support the liquidity requirements of another legal entity.

In the normal course of business, we may encumber a portion of cash and securities holdings as collateral in support of trading activities and participation in clearing and payment systems in Canada and abroad. In addition, we may receive liquid assets as collateral and may re-pledge these assets in exchange for cash or as collateral in support of trading activities. Net unencumbered liquid assets, defined as on-balance sheet assets, such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less assets encumbered as collateral, totalled $396.3 billion as at October 31, 2024, compared with $357.9 billion as at October 31, 2023.

The increase in unencumbered liquid assets was primarily due to higher securities balances, partially offset by lower cash balances. Net unencumbered liquid assets are primarily held at the parent bank level, at BMO Bank N.A. and in our broker/dealer operations. In addition to liquid assets, we have access to the Bank of Canada's lending assistance programs, the Federal Reserve Bank discount window in the United States, the Bank of England's Sterling Monetary Framework and European Central Bank standby liquidity facilities. We do not consider central bank facilities a source of available liquidity when assessing the soundness of our liquidity position.

In addition to cash and securities holdings, we may also pledge other assets, including mortgages and loans, to raise long-term secured funding. As part of the Liquidity and Funding Risk Management Framework, a Pledging of Assets corporate policy sets out the framework and limits for pledging financial and non-financial assets.

BMO's total encumbered assets and unencumbered liquid assets are summarized in the table below. Refer to Note 25 of the audited annual consolidated financial statements for further information on pledged assets.

Liquid Assets [1]

TABLE 50

		As at October 31, 2024				As at October 31, 2023
(Canadian $ in millions)	Bank-owned assets	Other cash and securities received	Total gross assets [2]	Encumbered assets	Net unencumbered assets [3]	Net unencumbered assets [3]
Cash and cash equivalents	65,098	–	65,098	80	65,018	77,809
Deposits with other banks	3,640	–	3,640	–	3,640	4,109
Securities and securities borrowed or purchased under resale agreements						
Sovereigns / Central banks / Multilateral development banks	180,915	103,484	284,399	134,273	150,126	122,686
NHA mortgage-backed securities and U.S. agency mortgage-backed securities and collateralized mortgage obligations	105,081	11,147	116,228	54,499	61,729	56,729
Corporate and other debt	37,994	21,374	59,368	15,646	43,722	34,358
Corporate equity	72,890	59,066	131,956	79,627	52,329	42,716
Total securities and securities borrowed or purchased under resale agreements	396,880	195,071	591,951	284,045	307,906	256,489
NHA mortgage-backed securities (reported as loans at amortized cost) [4]	25,266	–	25,266	5,492	19,774	19,502
Total liquid assets	490,884	195,071	685,955	289,617	396,338	357,909

(1) Effective the first quarter of fiscal 2024, we changed our accounting policy for securities transactions from settlement date to trade date, resulting in an increase in other assets and other liabilities due to the earlier recognition of transactions, as well as the reclassification of certain balance sheet items. Fiscal 2023 comparative figures have been reclassified to conform with the current period's methodology. For further information, refer to the Changes in Accounting Policies in 2024 section.

(2) Gross assets include bank-owned assets and cash and securities received from third parties.

(3) Net unencumbered liquid assets are defined as total gross assets less encumbered assets.

(4) Under IFRS, National Housing Act (NHA) mortgage-backed securities that include mortgages owned by BMO as the underlying collateral are classified as loans. Unencumbered NHA mortgage-backed securities have liquidity value and are included as liquid assets under BMO's Liquidity and Funding Risk Management Framework. This amount is shown as a separate line item, NHA mortgage-backed securities.

Certain comparative figures have been reclassified to conform with the current year's presentation.

Material presented in a blue-tinted font above is an integral part of Note 5 of the 2024 audited annual consolidated financial statements.

Asset Encumbrance [1]

TABLE 51

| (Canadian $ in millions)
As at October 31, 2024 | Total gross
assets [2] | Encumbered [3] | | Net unencumbered | |
		Pledged as collateral	Other encumbered	Other unencumbered [4]	Available as collateral [5]
Cash and deposits with other banks	68,738	–	80	–	68,658
Securities [6]	617,217	233,907	55,630	24,824	302,856
Loans	652,750	69,615	1,804	427,863	153,468
Other assets					
Derivative instruments	47,253	–	–	47,253	–
Customers' liability under acceptances	359	–	–	359	–
Premises and equipment	6,249	–	–	6,249	–
Goodwill	16,774	–	–	16,774	–
Intangible assets	4,925	–	–	4,925	–
Current tax assets	2,219	–	–	2,219	–
Deferred tax assets	3,024	–	–	3,024	–
Receivable from brokers, dealers and clients	31,916	–	–	31,916	–
Other	42,387	10,314	–	32,073	–
Total other assets	155,106	10,314	–	144,792	–
Total assets	1,493,811	313,836	57,514	597,479	524,982

| (Canadian $ in millions)
As at October 31, 2023 | Total gross
assets [2] | Encumbered [3] | | Net unencumbered | |
		Pledged as collateral	Other encumbered	Other unencumbered [4]	Available as collateral [5]
Cash and deposits with other banks	82,043	–	125	–	81,918
Securities [6]	535,215	209,091	50,133	14,612	261,379
Loans	632,682	93,931	511	342,398	195,842
Other assets					
Derivative instruments	39,976	–	–	39,976	–
Customers' liability under acceptances	8,111	–	–	8,111	–
Premises and equipment	6,241	–	–	6,241	–
Goodwill	16,728	–	–	16,728	–
Intangible assets	5,216	–	–	5,216	–
Current tax assets	2,052	–	–	2,052	–
Deferred tax assets	3,420	–	–	3,420	–
Receivable from brokers, dealers and clients	53,002	–	–	53,002	–
Other	37,806	10,596	–	27,210	–
Total other assets	172,552	10,596	–	161,956	–
Total assets	1,422,492	313,618	50,769	518,966	539,139

(1) Effective the first quarter of fiscal 2024, we changed our accounting policy for securities transactions from settlement date to trade date, resulting in an increase in other assets and other liabilities due to the earlier recognition of transactions, as well as the reclassification of certain balance sheet items. Fiscal 2023 comparative figures have been reclassified to conform with the current period's methodology. For further information, refer to the Changes in Accounting Policies in 2024 section.

(2) Gross assets include on-balance sheet and off-balance sheet assets.

(3) Pledged as collateral refers to the portion of on-balance sheet assets and other cash and securities that is pledged through repurchase agreements, securities lending, derivative contracts and requirements associated with participation in clearing houses and payment systems. Other encumbered assets include assets that are restricted for legal or other reasons, such as minimum required deposits at central banks, short sales and certain U.S. agency securities that have been sold to third parties but are consolidated under IFRS.

(4) Other unencumbered assets include select liquid asset holdings that management believes are not readily available to support BMO's liquidity requirements. These include securities of $24.8 billion as at October 31, 2024, and include securities held at BMO's insurance subsidiary, seller financing securities and certain investments held at our merchant banking business. Other unencumbered assets include mortgages and loans that may be securitized to access secured funding.

(5) Loans included in available as collateral represent loans currently lodged at central banks that may be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from BMO's loan portfolio, such as incremental securitization, covered bond issuances and U.S. Federal Home Loan Bank (FHLB) advances.

(6) Includes securities, securities borrowed or purchased under resale agreements and NHA mortgage-backed securities (reported as loans at amortized cost).

Net Unencumbered Liquid Assets by Legal Entity [1]

TABLE 52

(Canadian $ in millions)	As at October 31, 2024	As at October 31, 2023
BMO (parent)	240,796	225,913
BMO Bank N.A.	128,521	109,476
Broker dealers	27,021	22,520
Total net unencumbered liquid assets by legal entity	396,338	357,909

(1) Effective the first quarter of fiscal 2024, we changed our accounting policy for securities transactions from settlement date to trade date, resulting in an increase in other assets and other liabilities due to the earlier recognition of transactions, as well as the reclassification of certain balance sheet items. Fiscal 2023 comparative figures have been reclassified to conform with the current period's methodology. For further information, refer to the Changes in Accounting Policies in 2024 section.

MD&A

Funding Strategy

BMO's funding strategy requires that secured and unsecured wholesale funding used to support loans and less liquid assets must have a term (typically two to ten years) that will support the effective term to maturity of these assets. Secured and unsecured wholesale funding for liquid trading assets is largely shorter-term (maturing in one year or less), is aligned with the liquidity of the assets being funded and is subject to limits on aggregate maturities across different periods. Supplemental liquidity pools are funded largely with wholesale term funding.

We maintain a large and stable base of customer deposits that, in combination with our strong capital position, is a source of strength. This supports the maintenance of a sound liquidity position and reduces our reliance on wholesale funding. Customer deposits totalled $715.3 billion as at October 31, 2024, increasing from $654.3 billion in fiscal 2023, driven by strong underlying deposit growth across all business groups.

Total secured and unsecured wholesale funding outstanding, which largely consists of negotiable marketable securities, was $255.5 billion as at October 31, 2024, with $67.5 billion sourced as secured funding and $188.0 billion sourced as unsecured funding. Total wholesale funding outstanding decreased from $269.6 billion as at October 31, 2023, primarily due to net maturities of wholesale funding during the year. The mix and maturities of BMO's wholesale term funding are outlined later in this section. Additional information on deposit maturities can also be found in the Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments section. We maintain a sizeable portfolio of unencumbered liquid assets, totalling $396.3 billion as at October 31, 2024 and $357.9 billion as at October 31, 2023, that can be monetized to meet potential funding requirements, as described in the Unencumbered Liquid Assets section above.

Wholesale Funding Maturities [1]

TABLE 53

(Canadian $ in millions)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Subtotal less than 1 year	1 to 2 years	Over 2 years	Total	Total
				As at October 31, 2024					As at October 31, 2023
Deposits from banks	2,531	1,283	556	1,222	5,592	7	–	5,599	7,714
Certificates of deposit and commercial paper	12,023	23,099	23,525	30,838	89,485	864	–	90,349	94,372
Bearer deposit notes	1,437	2,332	462	407	4,638	–	–	4,638	954
Asset-backed commercial paper (ABCP)	1,702	2,453	5,114	343	9,612	–	–	9,612	6,005
Senior unsecured medium-term notes	609	5,120	3,096	12,443	21,268	7,374	39,271	67,913	70,749
Senior unsecured structured notes [2]	–	–	14	297	311	498	10,283	11,092	9,415
Secured funding									
Mortgage and HELOC securitizations	25	781	909	1,474	3,189	2,752	12,246	18,187	17,916
Covered bonds	–	–	–	4,117	4,117	12,267	10,585	26,969	28,412
Other asset-backed securitizations [3]	–	–	–	–	–	1,330	5,786	7,116	7,661
Federal Home Loan Bank advances	–	–	–	1,460	1,460	1,391	2,782	5,633	18,148
Subordinated debt	–	–	–	–	–	25	8,378	8,403	8,227
Total	**18,327**	**35,068**	**33,676**	**52,601**	**139,672**	**26,508**	**89,331**	**255,511**	**269,573**
Of which:									
Secured	1,727	3,234	6,023	7,394	18,378	17,740	31,399	67,517	78,142
Unsecured	16,600	31,834	27,653	45,207	121,294	8,768	57,932	187,994	191,431
Total [4]	**18,327**	**35,068**	**33,676**	**52,601**	**139,672**	**26,508**	**89,331**	**255,511**	**269,573**

(1) Wholesale unsecured funding primarily includes funding raised through the issuance of negotiable marketable securities. Wholesale funding excludes repo transactions and bankers' acceptances, which are disclosed in the Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments section, and also excludes ABCP issued by certain ABCP conduits that are not consolidated for financial reporting purposes.

(2) Primarily issued to institutional investors.

(3) Includes credit card, auto and transportation finance loan securitizations.

(4) Total wholesale funding comprised Canadian-dollar-denominated funding of $51.8 billion and U.S.-dollar-denominated and other foreign-currency-denominated funding of $203.7 billion as at October 31, 2024.

Material presented in a blue-tinted font above is an integral part of Note 5 of the 2024 audited annual consolidated financial statements.

MD&A

Diversification of our wholesale term funding sources is an important part of our overall liquidity management strategy. Our wholesale term funding is well-diversified by jurisdiction, currency, investor segment, instrument type and maturity profile. We maintain ready access to long-term wholesale funding through various borrowing programs, including a European Note Issuance Program, Canadian, Australian and U.S. Medium-Term Note programs, Canadian and U.S. mortgage securitizations, Canadian credit card loans, auto loans and home equity line of credit (HELOC) securitizations, U.S. transportation finance loans, covered bonds, and Canadian and U.S. senior unsecured deposits.

Wholesale Capital Market Term Funding Composition (%)



■ Covered Bonds
■ Mortgage, Credit Card, Auto loan and HELOC Securitization, and FHLB Advances
■ Senior Debt (Canadian dollar)
■ Senior Debt (Global issuances)

Certain comparative figures have been reclassified to conform with the current year's presentation.

Our wholesale term funding plan seeks to ensure sufficient funding capacity is available to execute our business strategies. The funding plan considers expected maturities, as well as asset and liability growth projected for businesses in our forecasting and planning processes, and assesses funding needs in relation to the sources available. The plan is reviewed annually by the senior management committees with specific related responsibilities and approved by the RRC, and is regularly updated to reflect actual results and incorporate updated forecast information.

Regulatory Developments

OSFI has announced proposed changes to its Liquidity Adequacy Requirements (LAR) Guideline that are expected to become effective in fiscal 2025. Under the proposal, BMO will be required to regularly file reports related to intraday liquidity management with OSFI. These changes are not expected to have a material impact on our liquidity and funding practices.

Credit Ratings

The credit ratings assigned to BMO's short-term and senior long-term debt securities by external rating agencies are important in raising both capital and funding to support the bank's business operations. Maintaining strong credit ratings allows us to access the wholesale markets at competitive pricing levels. Should BMO's credit ratings experience a downgrade, our cost of funding may increase and our access to funding and capital through the wholesale markets could be constrained. A material downgrade of BMO's ratings could also have other consequences, including those set out in Note 8 of the audited annual consolidated financial statements.

The credit ratings assigned to BMO's senior debt by rating agencies are indicative of high-grade, high-quality issues. In fiscal 2024, Moody's, Standard & Poor's (S&P), Fitch and DBRS affirmed their ratings and maintained their stable outlook on BMO.

TABLE 54

As at October 31, 2024

Rating agency	Short-term debt	Senior debt (1)	Long-term deposits / Legacy senior debt (2)	Subordinated debt (NVCC)	Outlook
Moody's	P-1	A2	Aa2	Baa1 (hyb)	Stable
S&P	A-1	A-	A+	BBB+	Stable
Fitch	F1+	AA-	AA	A	Stable
DBRS	R-1 (high)	AA (low)	AA	A (low)	Stable

(1) Subject to conversion under the Bank Recapitalization (Bail-In) Regime.
(2) Long-term deposits / Legacy senior debt includes senior debt issued prior to September 23, 2018 and senior debt issued on or after September 23, 2018 that is excluded from the Bank Recapitalization (Bail-In) Regime.

We are required to deliver collateral to certain counterparties in the event of a downgrade of BMO's current credit rating. The incremental collateral required is based on mark-to-market exposure, collateral valuations and collateral threshold arrangements, as applicable. As at October 31, 2024, we would be required to provide additional collateral to counterparties totalling $189 million, $440 million and $979 million as a result of a one-notch, two-notch and three-notch downgrade, respectively.

Liquidity Coverage Ratio

The Liquidity Coverage Ratio (LCR) is calculated on a daily basis as the ratio of high-quality liquid assets (HQLA) held to total net stressed cash outflows over the next 30 calendar days, in accordance with OSFI's Liquidity Adequacy Requirements Guideline, and is summarized in the table below. BMO's HQLA primarily comprises cash, highly-rated debt issued or backed by governments, highly-rated covered bonds and non-financial corporate debt, and non-financial equities that are part of a major stock index. Net cash flows include outflows from deposits, secured and unsecured wholesale funding, commitments and potential collateral requirements, offset by permitted inflows from loans, securities lending activities and other non-HQLA debt maturing over a 30-day horizon. Weightings prescribed by OSFI are applied to cash flows and HQLA to arrive at the weighted values and the LCR. The LCR does not reflect liquidity in BMO Financial Corp. (BFC) in excess of 100%, because of limitations on the transfer of liquidity between BFC and the parent bank. Canadian domestic systemically important banks, including BMO, are required to maintain a minimum LCR of 100%. The average daily LCR for the quarter ended October 31, 2024 was 132%, equivalent to a surplus of $61.0 billion above the regulatory minimum. The LCR increased 4% from 128% in fiscal 2023, as higher HQLA more than offset an increase in net cash outflows. While banks are required to maintain an LCR of greater than 100% in normal conditions, they are also expected to be able to utilize HQLA during a period of stress, which may result in an LCR of less than 100% during such a period. The LCR is only one measure of a bank's liquidity position and does not fully capture all of its liquid assets or the funding alternatives that may be available during a period of stress. BMO's total liquid assets are shown in the table below.

TABLE 55

	As at October 31, 2024	
(Canadian $ in billions, except as noted)	Total unweighted value (average) (1) (2)	Total weighted value (average) (2) (3)
High-Quality Liquid Assets		
Total high-quality liquid assets (HQLA)	*	253.4
Cash Outflows		
Retail deposits and deposits from small business customers, of which:	302.3	21.7
Stable deposits	139.9	4.2
Less stable deposits	162.4	17.5
Unsecured wholesale funding, of which:	312.7	137.4
Operational deposits (all counterparties) and deposits in networks of cooperative banks	153.5	38.0
Non-operational deposits (all counterparties)	140.0	80.2
Unsecured debt	19.2	19.2
Secured wholesale funding	*	23.0
Additional requirements, of which:	258.7	52.4
Outflows related to derivatives exposures and other collateral requirements	32.4	8.7
Outflows related to loss of funding on debt products	2.7	2.7
Credit and liquidity facilities	223.6	41.0
Other contractual funding obligations	0.8	–
Other contingent funding obligations	544.3	11.3
Total cash outflows	*	245.8
Cash Inflows		
Secured lending (e.g., reverse repos)	164.0	24.1
Inflows from fully performing exposures	18.1	9.9
Other cash inflows	19.4	19.4
Total cash inflows	201.5	53.4
		Total adjusted value (4)
Total HQLA		253.4
Total net cash outflows		192.4
Liquidity Coverage Ratio (%)		132
For the quarter ended October 31, 2023		Total adjusted value (4)
Total HQLA		228.4
Total net cash outflows		178.5
Liquidity Coverage Ratio (%)		128

* Disclosure is not required under the LCR disclosure standard.
(1) Unweighted values are calculated at market value (for HQLA) or as outstanding balances maturing or callable within 30 days (for inflows and outflows).
(2) Values are calculated based on the simple average of the daily LCR over 62 business days in the fourth quarter of fiscal 2024.
(3) Weighted values are calculated after the application of the weights prescribed under the OSFI Liquidity Adequacy Requirements (LAR) Guideline for HQLA and cash inflows and outflows.
(4) Adjusted values are calculated based on total weighted values after applicable caps, as defined in the LAR Guideline.

Net Stable Funding Ratio

The Net Stable Funding Ratio (NSFR) is a regulatory metric that assesses the stability of a bank's funding profile in relation to the liquidity value of its assets and is calculated in accordance with OSFI's Liquidity Adequacy Requirements Guideline. Unlike the LCR, which is a short-term metric, the NSFR assesses a bank's medium-term and long-term resilience. The NSFR is defined as the ratio of the amount of available stable funding (ASF) to the amount of required stable funding (RSF). ASF represents the proportion of own and third-party resources that are expected to be reliably available to a bank over a one-year time horizon (including customer deposits, long-term wholesale funding and capital). The stable funding requirements for each institution are set by OSFI based on the liquidity and maturity characteristics of its balance sheet assets and off-balance sheet exposures. Weightings prescribed by OSFI are applied to notional asset and liability balances to determine ASF, RSF and the NSFR. Canadian domestic systemically important banks, including BMO, are required to maintain a minimum NSFR of 100%. BMO's NSFR was 117% as at October 31, 2024, equivalent to a surplus of $115.4 billion above the regulatory minimum. The NSFR increased from 115% as at October 31, 2023, as higher ASF more than offset the increase in RSF.

TABLE 56

| | For the quarter ended October 31, 2024 | | | | |
| | Unweighted value by residual maturity | | | | |
(Canadian $ in billions, except as noted)	No maturity (1)	Less than 6 months	6 to 12 months	Over 1 year	Weighted value (2)
Available Stable Funding (ASF) Item					
Capital:	–	–	–	95.4	95.4
Regulatory capital	–	–	–	95.4	95.4
Other capital instruments	–	–	–	–	–
Retail deposits and deposits from small business customers:	227.4	70.2	41.8	74.4	379.8
Stable deposits	114.2	27.5	17.3	15.4	166.5
Less stable deposits	113.2	42.7	24.5	59.0	213.3
Wholesale funding:	310.0	275.0	66.4	106.4	293.0
Operational deposits	151.0	–	–	–	75.5
Other wholesale funding	159.0	275.0	66.4	106.4	217.5
Liabilities with matching interdependent assets	–	1.3	0.6	13.9	–
Other liabilities:	3.0	*	*	77.5	20.5
NSFR derivative liabilities	*	*	*	5.3	*
All other liabilities and equity not included in the above categories	3.0	51.5	0.3	20.4	20.5
Total ASF	*	*	*	*	788.7
Required Stable Funding (RSF) Item					
Total NSFR high-quality liquid assets (HQLA)	*	*	*	*	18.5
Deposits held at other financial institutions for operational purposes	–	0.2	–	–	0.1
Performing loans and securities:	202.3	211.3	74.3	362.1	538.3
Performing loans to financial institutions secured by Level 1 HQLA	–	94.1	3.2	–	4.0
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	32.0	61.5	8.7	21.3	65.0
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and public sector entities, of which:	124.8	39.4	44.3	167.8	287.9
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	–	–	–	–	–
Performing residential mortgages, of which:	13.6	13.8	17.7	143.7	127.9
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	13.6	13.8	17.7	143.7	127.9
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	31.9	2.5	0.4	29.3	53.5
Assets with matching interdependent liabilities	–	1.3	0.6	13.9	–
Other assets:	46.6	*	*	101.7	94.6
Physical traded commodities, including gold	9.5	*	*	*	8.1
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs	*	*	*	17.7	15.0
NSFR derivative assets	*	*	*	3.8	–
NSFR derivative liabilities before deduction of variation margin posted	*	*	*	14.6	0.7
All other assets not included in the above categories	37.1	41.0	0.3	24.3	70.8
Off-balance sheet items	–	–	–	623.3	21.8
Total RSF	*	*	*	*	673.3
Net Stable Funding Ratio (%)	*	*	*	*	117

For the quarter ended October 31, 2023	Weighted value (2)
Total ASF	724.1
Total RSF	627.8
Net Stable Funding Ratio (%)	115

* Disclosure is not required under the NSFR disclosure standard.

(1) Items in the no maturity column do not have a stated maturity. These may include, but are not limited to, non-maturity deposits, short positions, open maturity positions, non-HQLA equities, physical traded commodities and demand loans.

(2) Weighted values are calculated after the application of the weights prescribed under the OSFI LAR Guideline for ASF and RSF.

Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments

The tables below show the remaining contractual maturities of on-balance sheet assets and liabilities and off-balance sheet commitments. The contractual maturity of financial assets and liabilities is an input to, but is not necessarily consistent with, the expected maturity of assets and liabilities that is used in the management of liquidity and funding risk. We forecast asset and liability cash flows, under both normal market conditions and a number of stress scenarios to manage liquidity and funding risk. Stress scenarios incorporate assumptions for loan repayments, deposit withdrawals, and credit commitment and liquidity facility drawdowns by counterparty and product type. Stress scenarios also consider the time horizon over which liquid assets can be monetized and the related discounts ("haircuts") and potential collateral requirements that may arise from both market volatility and credit rating downgrades, among other assumptions.

TABLE 57

										2024
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments										
Assets										
Cash and cash equivalents	62,827	–	–	–	–	–	–	–	2,271	65,098
Interest bearing deposits with banks	2,513	628	481	18	–	–	–	–	–	3,640
Securities	6,787	14,011	7,840	6,707	9,720	21,264	84,775	172,886	72,890	396,880
Securities borrowed or purchased under resale agreements	85,185	16,803	5,701	2,330	888	–	–	–	–	110,907
Loans (1)										
Residential mortgages	1,683	3,284	6,413	6,653	9,252	52,489	77,867	33,227	212	191,080
Consumer instalment and other personal	581	974	1,703	1,827	2,671	14,815	24,595	18,830	26,691	92,687
Credit cards	–	–	–	–	–	–	–	–	13,612	13,612
Business and government	8,647	14,418	16,461	19,448	21,828	63,613	105,740	32,444	102,394	384,993
Allowance for credit losses	–	–	–	–	–	–	–	–	(4,356)	(4,356)
Total loans, net of allowance	10,911	18,676	24,577	27,928	33,751	130,917	208,202	84,501	138,553	678,016
Other assets										
Derivative instruments	5,573	7,996	7,211	2,482	1,660	6,365	8,374	7,592	–	47,253
Customers' liabilities under acceptances	359	–	–	–	–	–	–	–	–	359
Receivable from brokers, dealers and clients	31,916	–	–	–	–	–	–	–	–	31,916
Other	3,847	1,012	948	31	14	13	13	7,717	61,983	75,578
Total other assets	41,695	9,008	8,159	2,513	1,674	6,378	8,387	15,309	61,983	155,106
Total assets	209,918	59,126	46,758	39,496	46,033	158,559	301,364	272,696	275,697	1,409,647

TABLE 58

										2024
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Liabilities and Equity										
Deposits (2) (3)	47,637	74,759	69,479	68,110	48,835	51,789	87,297	25,602	508,932	982,440
Other liabilities										
Derivative instruments	6,769	10,541	10,828	3,311	2,160	6,470	9,112	9,112	–	58,303
Acceptances	359	–	–	–	–	–	–	–	–	359
Securities sold but not yet purchased (4)	35,030	–	–	–	–	–	–	–	–	35,030
Securities lent or sold under repurchase agreements (4)	99,364	7,777	721	106	1,016	1,807	–	–	–	110,791
Securitization and structured entities' liabilities	44	981	1,072	2,183	152	4,353	9,913	21,466	–	40,164
Insurance-related liabilities	93	89	18	18	30	83	195	701	17,543	18,770
Payable to brokers, dealers and clients	34,407	–	–	–	–	–	–	–	–	34,407
Other	12,409	2,968	805	144	1,611	2,492	4,058	2,799	9,434	36,720
Total other liabilities	188,475	22,356	13,444	5,762	4,969	15,205	23,278	34,078	26,977	334,544
Subordinated debt	–	–	–	–	–	25	25	8,327	–	8,377
Total equity	–	–	–	–	–	–	–	–	84,286	84,286
Total liabilities and equity	236,112	97,115	82,923	73,872	53,804	67,019	110,600	68,007	620,195	1,409,647

(1) Loans receivable on demand have been included under no maturity.
(2) Deposits payable on demand and payable after notice have been included under no maturity.
(3) Deposits totalling $29,136 million as at October 31, 2024 have a fixed maturity date; however, they can be redeemed early (either fully or partially) by customers without penalty. These are classified as payable on a fixed date due to their stated contractual maturity date.
(4) Presented based on their earliest maturity date.

TABLE 59

										2024
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments										
Commitments to extend credit (1)	3,720	5,220	10,229	16,052	16,284	47,054	130,664	7,048	–	236,271
Letters of credit (2)	2,109	5,235	6,113	6,761	6,163	2,310	3,689	36	–	32,416
Backstop liquidity facilities	283	213	213	3,408	1,132	3,047	9,110	818	–	18,224
Other commitments (3)	30	78	94	87	187	399	486	98	–	1,459

(1) Commitments to extend credit exclude personal lines of credit and credit cards that are unconditionally cancellable at BMO's discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.
(2) Letters of credit can be drawn down at any time. These are classified based on their stated contractual maturity.
(3) Other commitments comprise purchase obligations and lease commitments for leases signed but not yet commenced.

Material presented in a blue-tinted font above is an integral part of Note 5 of the 2024 audited annual consolidated financial statements.

TABLE 60

									2023
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments										
Assets										
Cash and cash equivalents	75,473	–	–	–	–	–	–	–	2,461	77,934
Interest bearing deposits with banks	2,775	680	383	153	118	–	–	–	–	4,109
Securities	4,115	8,556	7,225	5,585	6,602	29,930	64,250	139,501	54,320	320,084
Securities borrowed or purchased under resale agreements	93,707	12,311	6,903	2,491	–	250	–	–	–	115,662
Loans (1)										
Residential mortgages	1,121	2,188	3,403	4,246	4,761	27,229	107,347	26,689	266	177,250
Consumer instalment and other personal	285	621	1,028	1,343	1,542	8,094	35,467	29,992	25,670	104,042
Credit cards	–	–	–	–	–	–	–	–	12,294	12,294
Business and government	19,671	10,920	12,550	16,370	16,953	49,366	114,289	27,880	98,887	366,886
Allowance for credit losses	–	–	–	–	–	–	–	–	(3,807)	(3,807)
Total loans, net of allowance	21,077	13,729	16,981	21,959	23,256	84,689	257,103	84,561	133,310	656,665
Other assets										
Derivative instruments	2,797	4,539	2,670	2,827	1,555	7,804	9,325	8,459	–	39,976
Customers' liabilities under acceptances	4,682	3,423	6	–	–	–	–	–	–	8,111
Receivable from brokers, dealers and clients	53,002	–	–	–	–	–	–	–	–	53,002
Other	3,580	814	336	42	4	10	19	7,629	59,029	71,463
Total other assets	64,061	8,776	3,012	2,869	1,559	7,814	9,344	16,088	59,029	172,552
Total assets	261,208	44,052	34,504	33,057	31,535	122,683	330,697	240,150	249,120	1,347,006

TABLE 61

									2023
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Liabilities and Equity										
Deposits (2) (3)	48,986	63,728	64,939	60,911	52,040	47,624	80,829	18,624	473,198	910,879
Other liabilities										
Derivative instruments	3,103	8,450	3,033	2,278	2,014	7,694	11,748	11,873	–	50,193
Acceptances	4,682	3,423	6	–	–	–	–	–	–	8,111
Securities sold but not yet purchased (4)	43,774	–	–	–	–	–	–	–	–	43,774
Securities lent or sold under repurchase agreements (4)	99,006	4,751	476	539	–	1,336	–	–	–	106,108
Securitization and structured entities' liabilities	97	717	1,199	2,195	592	4,896	9,870	7,528	–	27,094
Insurance-related liabilities	81	86	15	15	39	77	163	546	13,436	14,458
Payable to brokers, dealers and clients	53,754	–	–	–	–	–	–	–	–	53,754
Other	13,185	2,188	101	95	69	14,032	2,601	5,614	10,399	48,284
Total other liabilities	217,682	19,615	4,830	5,122	2,714	28,035	24,382	25,561	23,835	351,776
Subordinated debt	–	–	–	–	–	–	25	8,203	–	8,228
Total equity	–	–	–	–	–	–	–	–	76,123	76,123
Total liabilities and equity	266,668	83,343	69,769	66,033	54,754	75,659	105,236	52,388	573,156	1,347,006

(1) Loans receivable on demand have been included under no maturity.
(2) Deposits payable on demand and payable after notice have been included under no maturity.
(3) Deposits totalling $30,852 million as at October 31, 2023 have a fixed maturity date; however, they can be redeemed early (either fully or partially) by customers without penalty. These are classified as payable on a fixed date due to their stated contractual maturity date.
(4) Presented based on their earliest maturity date.

Certain comparative figures have been reclassified for changes in accounting policy.

TABLE 62

									2023
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments										
Commitments to extend credit (1)	2,216	4,874	9,377	14,499	14,190	41,713	129,634	5,927	–	222,430
Letters of credit (2)	1,641	5,088	5,739	5,397	6,065	3,663	3,778	48	–	31,419
Backstop liquidity facilities	212	241	666	2,207	2,039	3,951	8,643	846	–	18,805
Other commitments (3)	46	91	106	101	155	354	626	141	–	1,620

(1) Commitments to extend credit exclude personal lines of credit and credit cards that are unconditionally cancellable at BMO's discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.
(2) Letters of credit can be drawn down at any time. These are classified based on their stated contractual maturity.
(3) Other commitments comprise purchase obligations and lease commitments for leases signed but not yet commenced.

Caution
This Liquidity and Funding Risk section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Material presented in a blue-tinted font above is an integral part of Note 5 of the 2024 audited annual consolidated financial statements.

Operational Non-Financial Risk

Operational Non-Financial Risk encompasses a wide range of non-financial risks, including those related to business change, customer trust, reputation and data, all of which can result in financial loss. These losses can stem from inadequate or failed internal processes or systems, human error or misconduct, and external events that may directly or indirectly impact the fair value of assets we hold in our credit or investment portfolios. Examples of these risks include cyber and information security risk, technology risk, fraud risk and business continuity risk, but exclude legal and regulatory risk, credit risk, market risk, liquidity risk and other types of financial risk.

Operational non-financial risk (ONFR) is inherent in all our business and banking activities and can lead to significant impacts on our operating and financial results, including financial loss, restatements of financial results and damage to BMO's reputation. Like other financial service organizations, we are exposed to a variety of operational risks arising from potential failure of our internal processes, technology systems and employees, as well as from external threats. Potential losses may be the result of process and control failures, unauthorized transactions by employees, business disruption, information security breaches, theft or fraud and cyber security threats, exposure to risks related to third-party relationships and damage to physical assets. For example, given the large volume of transactions that we process daily and the complexity and speed of our business operations, it is possible that certain operational or human errors may be repeated or compounded before they are discovered and rectified.

ONFR is not only inherent in our business and banking activities, it is also inherent in the processes and controls we use to manage risks. There is the possibility that errors could occur, as well as the possibility that a failure in our internal processes or systems could lead to a failure to manage or mitigate risk, financial loss and reputational harm. Shortcomings or failures of internal processes, systems or employees, or of services and products provided by third parties, including any of our financial, accounting or other data processing systems, could lead to financial loss, restatements of financial results and damage to BMO's reputation.

The nature of our business activities also exposes us to the risk of theft and fraud when we transact with customers or counterparties. BMO relies on the accuracy and completeness of any information provided by, and any other representations made by, customers and counterparties. While we conduct due diligence in relation to such customer information and, where practicable and economically feasible, engage valuation experts and other experts or sources of information to assist in assessing the value of collateral and other customer risks, our financial results may be adversely impacted if the information provided by customers or counterparties is materially misleading and this is not discovered during the due diligence process.

We have established various risk management frameworks to manage and mitigate these risks, including internal controls, limits and governance processes. However, despite the contingency plans we have in place to maintain our ability to serve our clients and minimize disruptions and adverse impacts, and the contingency plans of our third-party service providers, our ability to conduct business may be adversely affected by a disruption to the infrastructure that supports our operations and the communities in which we do business, including, but not limited to, disruption caused by public health or other emergencies, civil disorder, acts of war or terrorism.

We regularly review top and emerging risk exposures that could impact BMO's business and operations, and we assess our preparedness to proactively manage the risks we face or could face in the future. Consistent with the management of risk across the enterprise, we employ a three-lines-of-defence approach in managing our exposures to non-financial risk.

Refer to the Risks That May Affect Future Results – Top and Emerging Risks That May Affect Future Results section for further discussion of these risks.

Operational Non-Financial Risk Governance

The Operational Risk Committee (ORC), a sub-committee of the Risk Management Committee (RMC), is the primary governance committee exercising oversight of all operational non-financial risk management matters, including: providing direction on, and monitoring against, strategic objectives and deliverables; and improving operational resilience, with the objective of maintaining BMO's reputation for preventing avoidable operating failures and mistakes. As part of its governance responsibilities, the ORC reviews and recommends corporate policies and standards to the Risk Review Committee (RRC), the RMC and senior executives for review and approval as required, as well as the methodologies and tools that comprise the governing principles of the Operational Non-Financial Risk Management (ONFRM) framework. The documentation that gives effect to these governing principles is reviewed on a regular basis in order to confirm that it incorporates sound governance practices and is consistent with BMO's risk appetite. Regular analysis and reporting of our enterprise operational risk profile to the various committees (ORC, RMC and RRC) are important elements of our risk governance framework. Operational risk reporting provides an integrated view of top and emerging risks, trends in loss data, capital consumption, key risk indicators (KRIs) and operating group profiles. We continue to invest in our reporting platforms, supporting timely and comprehensive reporting capabilities in order to enhance risk transparency and facilitate the proactive management of operational risk exposures.

Operational Non-Financial Risk Management

As the first line of defence, the operating groups and Corporate Services are accountable for the day-to-day management of non-financial risk, including the Chief Risk Officers of our businesses, who provide governance and oversight for their respective business units, along with Corporate Services, which provides additional governance and oversight in certain targeted areas. Operational Risk Officers independently assess the operational risk profiles of our operating groups, identify material exposures and potential weaknesses in our product, service and process-based risk and control environment, and recommend appropriate mitigation strategies and actions.

Independent risk management oversight is provided by ONFRM, which is responsible for developing and implementing effective risk-related strategies, tools and policies, and for exercising second-line oversight, effective challenge and governance. ONFR sets out and maintains the ONFRM framework, which defines the processes to be used by the first line of defence to identify, assess, manage, monitor, mitigate and report on key operational risk exposures, losses and near-miss operational risk events with significant potential impact. In addition, the ONFRM framework sets out the processes by which ONFRM, as the second line of defence, guides, supports, monitors, assesses and communicates with the first line in its management of operational non-financial risks.

Implementing the governing principles of the ONFRM framework also involves continuing to strengthen our risk culture and reinforce ethical and responsible behaviour by setting clear expectations from leadership, promoting greater awareness and understanding of non-financial risk across all three lines of defence, learning from loss events and near-misses, providing related training and communication, and aiming to ensure effective positive reinforcement and consequence management. BMO's Board of Directors has overall accountability for BMO's culture. We continue to strengthen our second-line-of-defence support and oversight capabilities with an enhanced Operational Non-Financial Risk Operating Model, which takes a differentiated approach based on the nature of the underlying risk and existing organizational structures.

Through the implementation and oversight of the ONFRM framework, we seek to maintain an operational risk profile that is consistent with our risk appetite and supported by adequate capital, and reflects our commitment to an ethical culture defined by BMO's values, including integrity and responsible risk management, reinforced by enhanced operational resilience. Operational resilience is an organization's ability to protect and sustain core business products and services that are essential for its clients, both during the normal course of business and when experiencing operational stress or disruption. It involves the ability to deal with unpredictable events and adapt to changes and external circumstances, and is an outcome of effective management of ONFR. Operational resilience is a positive, forward-looking strategic positioning that allows us to take measured risks with confidence and prepare BMO to withstand challenges in the market arising from both expected and unexpected events.

In August 2024, OSFI released Guideline E-21, which sets out revised operational risk management and new operational resilience requirements for financial institutions. We are further enhancing our program to comply with these requirements by September 2026.

The following are the key programs, methodologies and processes set out in the ONFRM framework that assist us in the ongoing review of our operational non-financial risk profile:

- BMO has transitioned to a new program for the assessment of non-financial risk, known as **Product/Service and Process Risk Assessment**. This program is used by our operating groups and Corporate Services to assess the controls and residual risk exposures in their business operations by focusing on the key controls applied to their products, services, internal activities and processes. It provides a current and forward-looking view of the impact of both our internal controls and the external business environment on the risk profiles of our operating groups and Corporate Services, supporting the proactive identification, assessment, management, monitoring and mitigation of risk.
- BMO's **Initiative Assessment and Approval Process** is used to assess, document and approve new products and services when a new business, product or service is developed, or existing products and services are enhanced, as well as review projects which could impact the existing control environment. This process supports continuous oversight of change in risk exposure by setting out specific requirements for due diligence, approval, monitoring and reporting that apply at all levels of the organization.
- Material trends, metrics and risk assessments comprising **Key Risk Indicators, Issues Management** and **Internal Loss Data Events** are integral components of an operational risk profile and are utilized to assess specific risk exposures in relation to BMO's overall risk appetite.
- **Historical Internal Loss Data Events** are recorded and maintained within the bank's central operational risk platform. Our policies and standards require the timely, concise and accurate reporting of events, including second line effective challenge. Root cause analysis is undertaken on material events and loss data is monitored based on the bank's risk appetite.
- **Operational Risk Capital Measurement**: The bank's operational risk capital is determined using the Basel III Standardized Approach (SA), which is a product of the Business Indicator Component (BIC) and Internal Loss Multiplier (ILM). BIC is a financial statement-based proxy representing activity within the bank and ILM is a proxy representing the control environment relative to activity. ILM is a mathematical calculation based on 10-year average historical losses (net of recoveries) and the three-year average BIC.
- **Stress Testing Scenario Analysis** assesses the potential impact of severe, hypothetical but plausible scenarios covering material and emerging risks, as well as critical business processes at the bank. Results of the stress test scenarios are leveraged to derive operational loss projections that may be used for risk management (understanding areas of concentration, susceptibility, prioritizing incremental risk mitigation strategies, etc.) and risk measurement (understanding exposures, benchmarking, developing KRIs, controls and supporting regulatory stress submissions).
- BMO's **Corporate Risk & Insurance (CR&I)** group provides a second layer of mitigation for certain operational risk exposures. CR&I is also accountable for establishing and maintaining the enterprise-wide insurance program. We purchase insurance when required by law, regulation or contractual agreement, and when it is economically attractive and practicable to mitigate our risks, in order to provide adequate protection against unexpected material loss. The policy structures and coverage provisions of our insurance positions are assessed annually to confirm alignment with BMO's overall risk tolerance.
- BMO is evolving its approach to overseeing payment risk by horizontally assessing both financial and non-financial risks, which can arise at any stage in the end-to-end life cycle of its products and services.

The following are some of the operational non-financial risks that may adversely affect BMO's business and financial results.

Anti-Money Laundering, Terrorist Financing and Sanctions Risk
Money laundering, terrorist financing and sanctions risks are associated with laundering the proceeds of crime, financing terrorist activity or violating economic sanctions by making use of the bank's products or services. Compliance with applicable anti-money laundering, anti-terrorist financing (AML/ATF) and sanctions measures is critical to safeguarding BMO, our customers and the communities in which we operate. We are committed to managing AML/ATF and sanctions risks effectively, and to complying with relevant laws and regulations of the jurisdictions in which we operate. The consequences of non-compliance with these requirements include legal proceedings, financial losses, regulatory enforcement actions, sanctions and fines, criminal convictions and penalties, operational restrictions or an inability to execute certain business strategies, a decline in investor and customer confidence, and damage to our reputation. Under the direction of the Chief Anti-Money Laundering Officer (CAMLO), BMO's enterprise AML/ATF and sanctions compliance program promotes effective governance and oversight across all of our businesses, and sets out policies, risk assessments, due diligence processes and controls and training, including targeted training and mandatory annual training for all employees. BMO's compliance program applies data analytics, technology and professional expertise in order to deter, detect and report suspicious activity. BMO has implemented a

Know-Your-Customer program which aims to understand who its customers are, as well as the beneficial ownership of entities holding BMO products. In addition, customers and transactions are routinely screened against current sanctions, terrorist and other designated watch lists. The CAMLO reports regularly to the Audit and Conduct Review Committee (ACRC) of the Board of Directors and to senior management on the effectiveness of the compliance program. The effectiveness of our AML/ATF and sanctions compliance program is subject to regular review and independent assessment by the Corporate Audit Division. We remain committed to effective compliance and the ongoing effort to protect the financial system.

Artificial Intelligence Risk

Artificial intelligence (AI) risk arises from the development, implementation and incorrect or biased use of AI systems, including machine learning (ML) and generative AI system outputs, which may lead to financial loss, poor customer experiences and damage to our reputation.

The AI capabilities available to the industry have been evolving at unprecedented speed, highlighting new opportunities for innovation across a broad range of products and services. AI is expected to become a key driver of future operating efficiencies, but only if we adopt and integrate new technologies in a safe and responsible manner. Our use of AI has the potential to pose risks to the organization that overlap existing risk management frameworks (e.g., model risk). These AI risks may be exacerbated by the scale, scope and processing speed of AI, or can take novel forms. In addition, the use of AI outside of BMO can complicate the threat landscape and could impact other risk frameworks which are evolving to meet these more complex threats.

Our management and oversight of AI risk, including risks arising from the use of generative AI, are consistent with our ERMF, employ our three-lines-of-defence model and consider industry standard frameworks and existing regulatory requirements such as privacy laws. Significant AI initiatives are reviewed by a cross-functional group before implementation, which considers potential risks and adverse impacts, including unfair or biased output from AI systems, and measures to mitigate such risks. We are focused on advancing our commitment to serving our customers in a way that fosters confidence and trust in our fair, secure, transparent and ethical use of these technologies, utilizing our risk management practices, our global privacy principles and our internal safeguards, such as oversight, monitoring and testing, to employ AI responsibly. Our approach to the responsible use of AI, including generative AI, continues to evolve and adapt to ongoing regulatory developments in the jurisdictions in which we operate.

Business Continuity Risk

Business continuity risk arises from the possibility that we may be unable to maintain, continue or restore essential business operations during and/ or after an event that prevents BMO from conducting business in the normal course.

Business continuity management should enable BMO to recover, maintain and manage critical processes, as well as safeguard the interests and well-being of our customers, shareholders and employees. In the event of an operational disruption, effective business continuity plans aim to minimize adverse impacts on our customers, employees and other interested parties. These operational disruptions could result from severe weather, technology failures, cyber attacks or any other event that can lead to process failure. We have a framework in place that facilitates the rapid recovery and timely resumption of critical operations, including availability of our people, processes, facilities and technology, and maintenance of our third-party relationships. Our comprehensive business continuity management strategy involves developing, testing and maintaining recovery strategies and plans with the objective that critical processes and third-party relationships remain resilient throughout any disruption.

Cyber and Information Security Risk

Cyber and information security risk arises from the possibility that BMO's business could be materially affected by security incidents, including the loss, theft or misuse of information, including all types of data (e.g., client data, employee data and the organization's proprietary data), as well as any potential failure to comply with rules concerning information or cyber security. We are the target of attempted cyber attacks and must continuously monitor and develop our systems to protect the integrity and functionality of our technology infrastructure, as well as access to and the security of our data. Any resulting data breaches may lead to exposure or loss of data, including customer or employee information and the bank's strategic or other sensitive internal information, and could result in identity theft, fraud or business losses. Cyber attacks could result in system failures and disruption of services, and expose the bank to litigation and regulatory risk, as well as reputational harm. Threat campaigns are becoming more sophisticated and well-organized, and often take place through third-party suppliers, which can negatively impact our business, brand and reputation, as well as customer retention and acquisition. Due to our interconnectivity with third-party vendors (and their respective service providers), central agents, exchanges, clearing-houses and other financial institutions, we could be adversely impacted if any of these are subject to a successful cyber attack or other information security event. These impacts could include the loss of access to information or services from the third party or result in unauthorized access to or disclosure of client, employee or other confidential information, which could interrupt our business and adversely affect our operations and reputation.

Cyber and information security is critical to the delivery of the bank's strategies, initiatives and goals. As technology evolves rapidly and the connective capabilities of digital devices continue to grow, cyber threats and risks also evolve. These threats include breaches of, or disruptions to, our systems or operations, as well as unauthorized access to, or use or dissemination of, information pertaining to BMO, our customers or employees. At BMO, our response includes investing in our Financial Crimes Unit and technological infrastructure, equipping our team to detect and address cyber security threats across North America, Europe and Asia. Despite our efforts to ensure the integrity of our systems and information, we may not be able to anticipate, detect or implement effective preventive measures against all cyber threats, as the techniques used are increasingly sophisticated, change frequently and are often not recognized until launched. As a result of these risks, we could become subject to legal or regulatory action, reputational and operational harm, as well as financial losses that are either not insured against, or not fully covered through any insurance maintained by BMO.

Data and Analytics Risk

Data and analytics risk arises from the possibility of loss or harm from the inadequate or failed identification, management, accuracy or timeliness of structured or unstructured data used to support business processes and decision-making, including analytics. Data quality, governance and architecture impact our understanding and management of BMO's data assets and the data quality of analytical output.

We continue to invest in new capabilities in support of BMO's digital transformation. Our ability to effectively manage and safeguard critical data has a direct impact on our successful deployment of digital processes and our ability to develop and introduce innovative new capabilities with tools and systems driven by AI. Our management of data and analytics risk is focused on the quality, resilience, retention and governance of BMO's data assets, which are foundational to our business operations, strategy and future growth, including BMO's Digital First strategy.

Fraud and Physical Security Risk

Fraud risk arises from the possibility that an intentional act, misstatement or omission designed to deceive others may result in the intended target experiencing a loss or the perpetrator achieving a gain. Fraud may be perpetrated by our employees, suppliers or other external parties, including BMO customers. Fraudsters continue to target the financial industry with increasingly sophisticated methods that facilitate fraud and remit funds to fraudulent accounts. BMO maintains a Fraud Risk Management program intended to proactively manage fraud risks across the bank.

The management of physical security risk seeks to ensure that the bank, its customers, employees and third parties are protected against the risk of loss, interference, unauthorized physical access, damage or injury to which they may be exposed as a result of the bank's operations. Physical security risks may emerge through various threat vectors, including criminal activities, terrorist attacks, sociopolitical unrest, human error, natural disasters and/or geopolitical threats. Physical security measures may also support the management of other risks, including risks related to information security, privacy and fraud.

Project and Change Management Risk

Project and change management risk is the risk of loss arising from the possibility that BMO could experience a loss due to substandard delivery of an initiative that may result in the business not achieving its intended outcome, as well as attracting additional regulatory scrutiny.

The bank has established a Project and Change Management Risk Framework to drive consistency in the delivery of an initiative within a prescribed control environment. This framework outlines the principles and processes for providing governance, monitoring and reporting, as well as the roles and responsibilities necessary to address project and change management risk across the enterprise in order to meet or exceed the expectations of interested parties.

Technology Risk

Technology risk, including risks related to emerging technology and digital platforms, is the possibility that the inadequacy, misuse, disruption or failure of information technology systems, infrastructure or data could result in an inability to meet business needs. Technology risk management measures are intended to protect BMO's systems, data and assets, and help safeguard their confidentiality, integrity and availability. As the adoption of digital banking channels continues to grow, we continue to invest in new and innovative technological capabilities in order to meet our customers' expectations and keep their data secure. In alignment with our operational risk management framework, we follow a program that addresses exposures to technology risk, supported by a team of technology risk management experts.

Third-Party Risk

Third-party risk is the risk of loss associated with an entity failing to provide goods, business activities, functions and/or services, failing to protect data or systems of the bank, or exposing BMO to other negative outcomes. BMO's third-party risk management (TPRM) framework sets the requirements for the identification, assessment, management, monitoring, mitigation and reporting of third-party risk across the third-party life cycle. This framework is supported by a centrally maintained TPRM program.

We continue to enhance and evolve our capabilities in order to maintain robust risk management practices, support operational resilience objectives and comply with regulatory requirements.

For further discussion of third-party risk, refer to the Cyber and Information Security section.

Model Risk

Model Risk is the potential for adverse outcomes resulting from decisions that are based on incorrect or misused model results. These adverse outcomes can include financial loss, poor business decision-making and damage to reputation.

Model risk arises from the use of quantitative analytical tools that apply statistical, mathematical, economic, algorithmic or other advanced techniques, such as AI and ML, to process input data and generate quantitative output or estimates. These analytical tools range from very simple quantitative methods that produce straightforward estimates to highly sophisticated models that can be used to value complex transactions or provide a broad range of forward-looking estimates. These analytical tools generate results that can inform business, risk and capital management decision-making, and assist in making daily lending, trading, underwriting, funding, investment and operational decisions.

These analytical tools provide important insights and are effective when used within a framework that identifies key assumptions and limitations, while controlling and mitigating model risk. In addition to applying judgment to evaluate the reliability of model results, we mitigate model risk by maintaining strong controls over the development, validation, implementation and use of all models across the enterprise. We also seek to ensure that other analytical tools, including critical calculations and other estimation approaches, such as model overlays used for key business decision-making, are intuitive, experience-based, well-documented and subject to effective challenge by employees, who have sufficient expertise and knowledge in order to deliver reasonable results.

Model Risk Management Framework

Risk is inherent in models because model results are estimates that rely on statistical, mathematical or other quantitative techniques to approximate reality and transform data into estimates or forecasts of future outcomes. Model risk also arises from the potential misuse of models or model results. Model risk is governed at BMO by a risk-based enterprise-wide Model Risk Management Framework.

Model Life Cycle



The Model Risk Management Framework sets out an end-to-end approach for model risk governance across the model life cycle and for the management of model risk within the limits of our risk appetite. The framework includes BMO's Model Risk Corporate Policy, Model Risk Guidelines and supporting operating procedures, which outline the governing principles for managing model risk, describe model risk management processes in detail and define the roles and responsibilities of interested parties across the model life cycle. Model owners, developers and users serve as the first line of defence, while the Model Risk Management group is the second line of defence and the Corporate Audit Division is the third line of defence.

Our Model Risk Management group is responsible for developing and maintaining our Model Risk Management Framework in alignment with regulatory expectations, as well as for exercising oversight of the effectiveness of model processes, model inventory and the overall aggregation, assessment and reporting of model risk. This framework incorporates guidance on the management of risks, the safe and responsible adoption of advances in automation used for decision-making, such as large language models and algorithmic trading, as well as other AI and ML applications. Our enterprise Model Risk Management Committee (MRMC), a sub-committee of the RMC, is a cross-functional group representing interested parties across the enterprise. The MRMC meets regularly to help direct BMO's use of models, oversee the development, implementation and maintenance of the Model Risk Management Framework, provide effective challenge and discuss governance of the enterprise's models.

Outcomes Analysis and Back-Testing

Once models are validated, approved and in use, they are subject to ongoing monitoring, including outcomes analysis, at varying frequencies. As a key component of outcomes analysis, back-testing compares model results against actual observed outcomes. Variances between model forecasts and actual observed outcomes are measured against defined risk materiality thresholds and tolerance ranges, which may result in further steps being taken, such as model review and parameter recalibration, as appropriate. This analysis serves to confirm the validity of a model's performance over time. Controls are in place to address identified issues and enhance our models' overall performance.

All models used within BMO, including models that incorporate AI and ML techniques, are subject to validation and ongoing monitoring to confirm that they are being used in alignment with our framework and in compliance with regulatory expectations, such as those related to ethics, privacy, fairness and explainability. This framework applies to a wide variety of models, ranging from market, credit and non-financial risk models to stress testing, pricing and valuation, and anti-money laundering models.

Caution

This Operational Non-Financial Risk section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Legal and Regulatory Risk

Legal and Regulatory Risk is the potential for loss or harm resulting from failure to comply with laws or satisfy contractual obligations or regulatory requirements. This includes the risk arising from any failure to: comply with the law (in letter or in spirit) or maintain standards of care; implement legal or regulatory requirements; enforce or comply with contractual terms; assert non-contractual rights; effectively manage disputes; or act in a manner so as to maintain our reputation.

The success of BMO's business operations relies in part on our ability to manage our exposure to legal and regulatory risk. The financial services industry is highly regulated and subject to strict enforcement of legal and regulatory requirements. Banks globally continue to be subject to fines and other penalties for a number of regulatory and conduct issues. We are exposed to risks in connection with regulatory and governmental inquiries, investigations and enforcement actions, as well as criminal prosecutions. As rulemaking and supervisory expectations continue to evolve, we monitor developments to enable BMO to respond by implementing changes as required.

Under the direction of BMO's General Counsel, our Legal & Regulatory Compliance group maintains enterprise-wide frameworks that set out the steps to be taken to identify, assess, manage, monitor and report on exposure to legal and regulatory risk. We identify applicable laws and regulations and potential risks, recommend mitigation measures and strategies, conduct internal investigations, and oversee legal proceedings and enforcement actions, including civil claims and litigation, criminal charges, and regulatory examinations and audits.

Heightened regulatory and supervisory scrutiny has a significant impact on the way we conduct business. Working with the operating groups and Corporate Services, Legal & Regulatory Compliance assesses and analyzes the implications of changes in regulatory and supervisory expectations. We devote substantial resources to the implementation of systems and processes required to comply with new regulations. Failure to comply with applicable legal and regulatory requirements may lead to legal proceedings, financial losses, regulatory sanctions or fines, enforcement actions, criminal convictions and penalties, operational restrictions or an inability to execute certain business strategies, a decline in investor and customer confidence, and damage to our reputation. Certain businesses are also subject to fiduciary requirements, including policies and practices that address the responsibilities of a business to a customer, such as service requirements and expectations, customer suitability determinations, disclosure obligations and communications.

BMO is subject to legal proceedings, including investigations by regulators, arising in the ordinary course of business, and the unfavourable resolution of any such legal proceedings could have a material adverse effect on our business, financial condition, results of operations, cash flows, capital position or credit ratings; require material changes in our operations; result in operational restrictions or an inability to execute certain business strategies; result in loss of customers; and damage our reputation. The volume of legal proceedings and the amount of damages and penalties assessed in such legal proceedings could grow in the future. Information regarding material legal proceedings to which we are a party is included in the Legal Proceedings section in Note 25 of the audited annual consolidated financial statements. Our disclosure controls and procedures are intended to provide reasonable assurance that relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. In assessing the materiality of legal proceedings, factors considered include a case-by-case assessment of specific facts and circumstances, our past experience and the opinions of legal experts. However, some legal proceedings may be highly complex, and may include novel or untested legal claims or theories. The outcome of such proceedings may be difficult to anticipate until late in the proceedings, which may last several years.

BMO's Anti-Corruption Office, through its global program, has articulated key principles and procedures that support the effective oversight of compliance with anti-corruption legislation in the jurisdictions in which we operate. These include guidance on identifying, avoiding and reporting on corrupt practices and rigorously investigating allegations of corrupt activity. Evolving competition or antitrust risk is managed globally through BMO's Competition/Antitrust Office, which is responsible for the design, implementation and maintenance of a compliance program that supports the oversight of competition/antitrust laws or regulatory expectations.

Governments and regulators around the world continue to focus on anti-money laundering and related concerns, raising their expectations for the quality and efficacy of anti-money laundering programs and penalizing institutions that fail to meet these expectations. Failure to meet these expectations may lead to legal proceedings, financial losses, regulatory sanctions or fines, enforcement actions, criminal convictions and penalties, operational restrictions or an inability to execute certain business strategies, a decline in investor and customer confidence, and damage to our reputation. Under the direction of the Chief Anti-Money Laundering Officer (CAMLO), BMO's Anti-Money Laundering Office is responsible for the assessment, governance and oversight of the principles and procedures that support the effective oversight of compliance with laws and regulations and internal risk parameters related to anti-money laundering, anti-terrorist financing and sanctions measures. For further discussion, refer to the Operational Non-Financial Risk Management – Anti-Money Laundering, Terrorist Financing and Sanctions Risk section.

BMO has built its reputation on a strong foundation of ethical business practices, a client service culture and our track record of responsible risk management. We have adopted a wide range of practices, in addition to BMO's Code of Conduct, to support the ethical conduct of our employees and Board of Directors and mitigate the risk of potential misconduct. Misconduct is behaviour that falls short of legal, professional, internal conduct and ethical standards. Acting with integrity and competing ethically and responsibly support our focus on maintaining a strong risk culture. For further discussion, refer to the Enterprise-Wide Risk Management Framework – Risk Culture section.

All of these frameworks reflect the three-lines-of-defence operating model described previously. The operating groups and Corporate Services manage day-to-day risks by implementing and monitoring corporate policies and standards, while Legal & Regulatory Compliance units specifically assigned to each of the operating groups provide advice and independent legal and regulatory risk management oversight.

The General Counsel and the Chief Compliance Officer regularly report to the Audit and Conduct Review Committee (ACRC) of the Board of Directors and senior management on the effectiveness of our enterprise compliance program. The program takes a risk-based approach to identify, assess and manage any risks related to compliance with applicable laws and regulations, and directs operating groups and Corporate Services to maintain policies, procedures and controls that address these laws and regulations. Under the direction of the Chief Compliance Officer, we identify and report on gaps and deficiencies, and we track remedial action plans. The CAMLO also regularly reports to the ACRC.

All BMO employees must regularly complete legal and regulatory training on topics such as anti-corruption, anti-money laundering, competition/ antitrust and privacy policies, standards and directives. This is carried out in conjunction with our Code of Conduct training, which tests employees' knowledge and understanding of the behaviour required of BMO employees.

We continue to respond to other global regulatory developments, including the impact of changes in capital and liquidity requirements. These developments include sustainability and climate change related developments, consumer protection measures and specific financial reforms and privacy matters, which are discussed further below. For additional discussion of regulatory developments related to capital management and liquidity and funding risk, refer to the Enterprise-Wide Capital Management section and the Liquidity and Funding Risk section. For a discussion of the impact of certain other regulatory developments, refer to: Critical Accounting Estimates and Judgments – Income Taxes and Deferred Tax Assets; Risks That May Affect Future Results – Fiscal and Monetary Policies and Other Economic Conditions in the Countries in which BMO Conducts Business; Tax Legislation and Interpretations; and Other Regulatory Developments.

Sustainability and Climate Change Matters

We continue to monitor the rulemaking activities of regulatory authorities, and we are participating in programs and consultations that focus on risk management and disclosures related to sustainability matters, as well as trends in climate-related litigation. Globally, we are also tracking the emergence and finalization of formal supervisory regulatory frameworks governing the analysis and reporting of risks related to sustainability and climate change, including frameworks in Canada, the United States, the United Kingdom and the European Union. In addition, current and emerging regulatory requirements in certain U.S. states may apply restrictions or sanctions on financial institutions that impose any environmental standards that exceed the legal or regulatory requirements of the states in which they operate. Trends in litigation and regulatory investigation are evolving, and legislation and regulatory guidance pertaining to disclosure practices or financing activities related to climate or sustainability matters, as well as allegations of "greenwashing", also continue to evolve. We are monitoring these trends and assessing their potential impact in the context of BMO's climate-related sustainable finance and responsible investment activities, environmental and social risk management, and disclosure practices related to climate or sustainability matters. For further discussion, refer to the Environmental and Social Risk section.

Consumer Protection

Consumer protection continues to be a focus for regulators and governments, including measures to protect vulnerable consumers and a focus on protecting consumers from fraud. In Canada, there is continuing focus on requiring financial institutions to support mortgage holders at risk, as outlined in the federal government's Canadian Mortgage Charter. In addition, the government is taking steps to reduce the costs of banking, including by lowering banking fees, through a cap on non-sufficient funds fees, which will reduce our fee revenue when implemented. Several provinces are also enhancing protections for consumers, including such areas as consumer fraud, through legislative changes to their consumer protection regimes. The Canadian Securities Administrators and the Canadian Council of Insurance Regulators adopted changes to harmonize and enhance reporting of the ongoing costs, including embedded fees, of owning investment funds and segregated funds. In the United States, banking regulators have a heightened focus on matters pertaining to racial equity, financial inclusion and consumer protection, including the impact on consumers from fraud or processes to protect consumers from fraud. Key consumer concerns, including fair lending and unfair, deceptive or abusive acts or practices, are now subject to heightened regulatory scrutiny in bank examination programs. In both Canada and the United States, there is a growing focus on consumer data rights and both jurisdictions have started to introduce regulatory frameworks for open banking that will require banks to share data, as permitted by consumers, with authorized third parties.

Privacy

Protection of personal information is critical to maintaining the trust of our customers. Our handling of personal information is increasingly important as we continue to drive our Digital First strategy. There is a growing focus on regulation related to privacy and the use and safeguarding of personal information, and we continue to advance our privacy program to comply with new and amended legislation where we do business. In Canada, significant reform to federal privacy laws is expected under Bill C-27, including new regulatory powers and penalties and additional legislation to address the use of artificial intelligence. In Quebec, Law 25 (previously Bill 64) came into effect in three phases, beginning in fiscal 2021 and ending in September 2024. Law 25 modernizes the province's private-sector privacy regime, introduces new regulations related to biometrics and automated decisions, and gives new powers to regulators to impose monetary administrative penalties. Outside of Canada, large fines and settlements have been imposed for breaches of privacy rights and failure to comply with regulatory privacy requirements – evidence of heightened regulatory vigilance and enforcement. The *California Consumer Privacy Act* was enhanced and amended in 2023 by the *California Privacy Rights Act*, which includes new and expanded privacy rights for California residents. Other states have introduced privacy legislation, which is leading to a growing patchwork of privacy laws in the United States. In the European Union and the United Kingdom, there are ongoing concerns regarding the transfer of personal data to countries lacking adequate privacy protection. Privacy-related risks, including risks of privacy breaches, have escalated as a result of the threat landscape. For further discussion, refer to the Top and Emerging Risks That May Affect Future Results – Cyber and Information Security Risk section and the Operational Non-Financial Risk – Cyber and Information Security Risk section.

U.S. Regulatory Developments

There are several pending regulatory rules that will likely impact BMO's U.S. operations, including the following:

• Capital: In July 2023, the U.S. banking agencies issued new rule proposals that would revise the regulatory capital framework for large bank holding companies and their depository institutions, including BMO Financial Corp. (BFC), BMO's U.S. holding company, and BMO Bank N.A. These proposals would implement the risk-based capital standards contained in the Basel III Reforms (referred to as Basel III Endgame) published by the Basel Committee on Banking Supervision. On September 10, 2024, the Federal Reserve Board indicated that the proposed rules will be revised and re-issued as a new proposal.

• Long-term debt: In August 2023, the U.S. banking agencies issued a new rule proposal that would require large banks with total assets of $100 billion or more to maintain a layer of long-term debt, which would improve financial stability by increasing the resolvability and resilience of such institutions.

The impact of these proposed rules on our results will depend on the final rules issued by the U.S. banking agencies. We currently do not expect a material change to our enterprise-level funding activities if these rules are enacted as proposed.

BFC is regulated as a Category III firm under the Enhanced Prudential Standards issued by the Federal Reserve Board. Additional information regarding regulatory requirements that apply to BFC is set out in the Enterprise-Wide Capital Management section.

Caution

This Legal and Regulatory Risk section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Strategic Risk

Strategic Risk is the potential for financial loss or reputational harm due to ineffective business strategies, the inability to implement selected strategies or failure to appropriately respond to changes in the business environment, including market conditions.

Strategic risk arises from the risk that the adoption of enterprise or business strategies may not result in the intended outcome due to unsound decision-making, ineffective implementation of strategies, or failure to address changes in the business environment that could impact the effective execution of such strategies. The impact of this risk can be limited through an effective strategic risk management framework and stress testing.

BMO's Corporate Strategy group oversees the strategic planning process and works with the lines of business and Corporate Services to identify, monitor and mitigate risks across the enterprise. Our rigorous strategic risk management framework encourages a consistent approach in the development of strategic plans through an integrated, multi-year strategic and financial planning process, in alignment with our enterprise risk appetite.

The framework promotes consistency and adherence to management standards, including a consideration of the results of stress testing as an input into our decision-making. The potential impacts of changes in the business environment, including macroeconomic developments, broad industry trends, the actions of existing and new competitors and regulatory developments, are considered in this process and inform decision-making within each line of business. Oversight of strategic risk is the responsibility of the Executive Committee and the Board of Directors. This is carried out through an annual review of enterprise and operating group strategies, which involves interactive sessions that challenge assumptions and the strategies in the context of both the current and potential future business environment. Enterprise Risk and Portfolio Management reviews business strategies to confirm that they are developed and executed in accordance with the Enterprise-Wide Risk Management Framework and are within our established risk appetite, tolerances and limits. Where required, these strategies are revised to address new or unexpected developments.

Strategic risk also includes business risk arising from specific enterprise activities and the effects these could have on earnings. Within BMO, each operating group is responsible for controlling its respective business risk by assessing, managing and mitigating risks. To manage exposure to transverse business risks (i.e., those spanning multiple lines of business, such as climate change), the Corporate Strategy group works in tandem with the relevant business partners to shape effective mitigation approaches.

Our ability to implement the strategic plans developed by management influences our financial performance. Performance objectives are established through the strategic planning process and our progress toward those objectives is monitored regularly and reported on quarterly, using both leading and lagging indicators of absolute and relative performance, so that strategies can be reviewed and adjusted where necessary. Regular strategic and financial updates are also reviewed closely in order to identify any significant emerging risk issues.

Environmental and Social Risk

Environmental and Social Risk is the potential for loss or harm directly or indirectly resulting from environmental and social factors that impact BMO or its customers, and BMO's impact on the environment and society.

In recognition of its unique characteristics, environmental and social (E&S) risk is classified in BMO's Risk Taxonomy as a transverse risk that may manifest itself through other risk types, namely credit and counterparty risk, market risk, insurance risk, liquidity and funding risk, operational non-financial risk, legal and regulatory risk, strategic risk and reputation risk. E&S risk may arise over a range of time frames, from short-term to long-term. Factors that may give rise to E&S risk include, but are not limited to: climate change; pollution and waste; the use of energy, water and other resources; biodiversity and land use; human rights; diversity, equity and inclusion; labour standards; community health, safety and security; land acquisition and involuntary resettlement; Indigenous peoples' rights; and cultural heritage. We are advancing our risk identification efforts by defining these factors and identifying any risk exposures that may be affected by the transverse impact of these factors.

We recognize that climate change involves exposure to physical and transition risks. Physical risks are associated with a changing climate, which can have both acute and chronic physical effects. These risks may include an increase in the frequency and intensity of weather-related events, such as storms, floods, wildfires and heatwaves, or longer-term changes, such as temperature changes, rising sea levels and changes in soil productivity. To date, key climate change indicators, weather-related events and associated scientific research indicate that global exposure to climate change risks appears to be accelerating. Transition risks are associated with the shift to a net zero carbon economy. These risks may arise from climate-related policy changes, technological changes and behavioural changes involving carbon-pricing mechanisms, or a shift in consumer preferences toward lower-carbon products and services. We continue to closely monitor these changes, some of which may unfold more rapidly than others as consumers, clients, investors, governments and communities act to enhance their resilience to climate-related risks.

We may have direct exposure to E&S risk associated with the ownership and operation of BMO's businesses. We may be indirectly exposed to the risk of financial loss or reputational harm if our customers or suppliers are affected by E&S factors or are associated with adverse environmental or social impacts to such an extent that they are unable to meet their financial or other obligations to us, or cause reputational risks for BMO. E&S factors may also give rise to the risk of reputational harm if we are perceived to not respond effectively to those factors, or to cause, contribute or be linked to adverse impacts on the environment or society, as discussed in the Reputation Risk section.

Governance
The Board of Directors, through the Risk Review Committee (RRC), approves the E&S Risk Appetite Statement and the E&S Risk Corporate Policy, as discussed below. The RRC assists the Board of Directors in meeting its oversight responsibilities for the identification, assessment and management of our exposure to E&S risk, including risks arising from climate change, for the overall adherence to risk management corporate policies, and for complying with risk-related regulatory requirements. The Audit and Conduct Review Committee (ACRC) assesses the effectiveness of BMO's governance of sustainability matters and approves BMO's sustainability reporting and disclosures, including our Sustainability Report and Public

Accountability Statement, and our Climate Report. The Human Resources Committee has responsibility for the alignment of executive compensation with performance, including performance in relation to BMO's environmental and social objectives. The Governance and Nominating Committee regularly reviews the charters of our Board of Directors and its committees to assess the coverage and alignment of their responsibilities for overseeing environmental, social and governance (ESG) issues with their respective mandates.

BMO's General Counsel is the bank's Executive Committee Sponsor for Sustainability and Climate, and has accountability for legal and regulatory risk, reputation risk, business conduct and ethics, and sustainability, including climate change. Our ESG Executive Committee comprises executive committee members from the lines of business and Corporate Services, and provides oversight and leadership for our sustainability strategy, including our Climate Ambition. In addition to the ESG Executive Committee, BMO has a Sustainability Council which acts as a leadership forum for advancing sustainability initiatives. Senior management oversees E&S risk through management committees and forums that provide oversight and receive updates on sustainability matters and E&S risk. These include, but are not limited to: Disclosure Committee, Risk Management Committee (RMC), Reputation Risk Management Committee (RRMC), Enterprise Regulatory Committee, Climate Commercialization Working Group and Impact Investment Fund Committee, as well as the Investment Committee of BMO Global Asset Management. Additional committees, forums and working groups may be established as needed. In addition, the Board of Directors and any management committees active in other jurisdictions receive updates and oversee E&S risk for the relevant jurisdiction. They also receive updates on sustainability matters and E&S risk across the enterprise.

The Chief Risk Officer (CRO), as Head of Enterprise Risk and Portfolio Management (ERPM), and supported by the Risk Executive Committee, acts as the second line of defence on the transverse impacts of E&S risk on credit and counterparty risk, market risk, liquidity and funding risk, insurance risk and operational non-financial risk; oversees risk appetite for E&S risk in the context of these risks; and reports to the Board of Directors, its RRC and the RMC on E&S risk.

Strategy

Our climate ambition is to be our clients' lead partner in the transition to a net zero world. This ambition is explicitly linked to our enterprise commercial strategy, and we are working to realize this ambition through a four-pillar climate strategy: Commitment; Capabilities; Client partnership and commercialization; and Convening for climate action. Our strategy seeks to capture commercialization opportunities by working with our clients on their decarbonization journeys. The strategy is being implemented by our operating groups, overseen by the ESG Executive Committee and supported by the BMO Climate Institute, which serves as an enterprise resource to accelerate BMO's climate-related transition efforts and as an internal and external convenor on climate action.

In order to remain informed about emerging E&S risks, we participate in global forums with other financial institutions and maintain an open dialogue with other external parties.

E&S Risk Management

A successful future for BMO and our customers depends on the sustainability of the environment, communities and economies in which we operate. We seek to understand the impact that E&S risk factors could have on our business environment, as well as on our clients, portfolios and operations. With this understanding, we are better positioned to make informed strategic decisions.

Our E&S Risk Corporate Policy, applicable to all BMO employees, sets out our approach to integrating E&S risk into the Enterprise-Wide Risk Management Framework (ERMF). The policy affirms the expectation of our Board of Directors that BMO will integrate considerations of E&S risk across the ERMF, including risks arising from climate change. It is supported by BMO's three-lines-of-defence operating model and is underpinned by our risk culture. Its implementation involves building new capabilities, while also leveraging our existing risk governance provisions and resources, to identify, assess, manage, monitor and report on potential impacts on our clients, portfolios and operations. The E&S Risk Corporate Policy is complemented by two enterprise-wide policy documents: a Climate Risk Corporate Standard to enable effective climate risk management and support legal and regulatory compliance, and an E&S Risk Management Framework Directive, which supports implementation of the corporate policy.

We have developed a qualitative Risk Appetite Statement that includes E&S risks, including risks related to climate change. In addition, we have enhanced a transition key risk metric with risk tolerance thresholds, which measures our credit risk exposure in support of carbon-related assets as a percentage of our total credit risk exposure. In parallel, we have also included a key risk indicator to quantify BMO's exposure to physical risks of flooding, and will continue to expand and enhance these key risk metrics and indicators as appropriate to monitor climate risk concentrations.

E&S risk is also addressed in our Credit Risk Management Framework, including provisions for governance and accountabilities, enhanced due diligence and thresholds for escalations or exceptions. Sector-specific financing guidelines help us identify and manage exposure to E&S risk in higher-risk sectors and integrate consideration of these risks into our decision-making, which also considers factors such as climate change and Indigenous consultation. The E&S Risk General Financing Guideline is an enterprise-level second-line directive that applies to wholesale lending transactions; articulates our lending risk appetite for E&S risk, outlines the enhanced due diligence process, supported by E&S Risk Rating (ESRR) assessment tools developed to address sectors with heightened risk and outlines lending considerations, escalations and elevations. The E&S Risk General Financing Guideline includes direction on developing an understanding of the specific impacts of climate change on borrowers and their operations, including regulatory and/or legislative changes.

We maintain a diversified lending portfolio to limit our exposure to any one sector or geographic region that might be vulnerable to climate-related risk, and we continue to conduct sector-specific reviews across our lending portfolio to assess exposure to climate-sensitive industries. Social and environmental requirements in financing arrangements and transactions are monitored by the lines of business as part of our overall monitoring process. Transactions involving significant environmental or social concerns may be escalated to the RRMC for consideration.

We are continuing to develop our climate scenario analysis program to explore climate-specific vulnerabilities and enhance our resilience to climate-related risks, in line with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD). The climate scenario analysis program leverages existing risk capabilities in combination with climate-specific expertise, tools and data. This program includes the evaluation of transition risks and physical risks through comprehensive climate-based scenarios across portfolios and risk types, and also considers integration of scenario impacts at the enterprise level. This capability enables the bank to execute on regulatory scenario analysis, such as the Standardized Climate

Scenario Exercise from OSFI. These analyses help to identify potential exposures and concentrations to short-, medium- and long-term climate risks and may inform our business strategy in relation to climate change going forward. For example, we have identified the channels through which climate risk manifests itself in credit, market, operational, liquidity and insurance risk. In addition, we have developed an integrated loss assessment approach for incorporating climate risk within the bank's Internal Capital Adequacy Assessment Process (ICAAP).

We continue to assess the credibility, reliability, comparability and decision-making usefulness of various measurement, assessment and reporting approaches, as well as the ways in which we could incorporate them into our climate risk management program and associated disclosures.

Managing E&S Risk in the Supply Chain
Our Sustainability group partners with the Procurement and Corporate Real Estate groups on operational sustainability. Together, these groups are responsible for establishing and maintaining an operational environmental management approach, including the application of the framework set out in ISO 14001 across our essential facilities, and for setting objectives and targets that are intended to align our operations with our sustainability performance goals.

BMO's Code of Conduct has been approved by our Board of Directors, and reflects our commitment to manage our business responsibly. We report publicly under the United Kingdom *Modern Slavery Act 2015*, the Australian *Modern Slavery Act 2018* and Canada's *Fighting Against Forced Labour and Child Labour in Supply Chains Act*, and we have in place a Supplier Code of Conduct which outlines our standards for integrity, fair dealing and sustainability. We require our suppliers to be aware of, understand and comply with the principles of our Supplier Code of Conduct.

BMO's disclosures will be updated to meet any evolution in the expectations of pertinent legislation, in accordance with applicable timelines.

Regulatory Developments
E&S-related regulations, frameworks and guidance are rapidly evolving and we continue to monitor such developments, updating our risk management practices and disclosures as necessary.

In March 2024, OSFI released updates to Guideline B-15, Climate Risk Management to align with the International Sustainability Standards Board's final IFRS S2, *Climate-related Disclosures*, standard. We incorporated these updates into our implementation plans for the first set of disclosures, effective the fiscal year ended October 31, 2024, to be made publicly available no later than 180 days after the fiscal year-end, as well as the second phase of disclosure requirements that will be effective the fiscal year ending October 31, 2025.

We are also assessing the impact of the European Union's Corporate Sustainability Reporting Directive (CSRD), which requires disclosure across various sustainability topics, as detailed in the European Sustainability Reporting Standards.

Metrics and Targets
Our reporting on climate-related metrics and targets includes a discussion of BMO's Scope 1 and 2 greenhouse gas (GHG) emissions, calculated using the GHG Protocol, and a discussion of our Scope 3 emissions, calculated using the Partnership for Carbon Accounting Financials (PCAF). More detailed discussion, as well as a discussion of financed emissions targets for certain sectors, can be found in the Climate Report. The BMO Sustainability Report and Climate Report contain metrics, including the tracking of sustainable finance, which are relevant for sustainability purposes but may not be directly related to net zero goals or emissions reductions outcomes. The shareholders' auditors provide a limited assurance report on selected environmental and social indicators in the Sustainability Report and Climate Report.

Caution
This Environmental and Social Risk section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Reputation Risk

Reputation Risk is the potential for loss or harm to the BMO brand. It can arise even if other risks are managed effectively.

Our reputation is built on our commitment to high standards of business conduct and is one of our most valuable assets. By protecting and maintaining our reputation, we safeguard our brand, increase shareholder value, reduce our cost of capital, improve employee engagement and preserve our customers' loyalty and trust.

We manage risks to our reputation by considering the potential reputational impact of all business activities, including strategy development and implementation, transactions and initiatives, data and technology use (including artificial intelligence), product and service offerings, and events or incidents impacting BMO, as well as day-to-day decision-making and conduct. We consider our reputation in everything that we do.

BMO's Code of Conduct is the foundation of our ethical culture, and it provides employees with guidance on the behaviour that is expected of them, so that they can make the right choice when making a decision. Ongoing reinforcement of the commitments set out in the Code of Conduct minimizes risks to our reputation that may result from inappropriate behaviour or poor decision-making. Recognizing that non-financial risks can have a negative impact as significant as the effect of financial risks, we actively promote a culture in which employees are encouraged to raise concerns and are supported in doing so, with zero tolerance for retaliation.

In our corporate governance practices and Enterprise-Wide Risk Management Framework, we have specific controls in place to manage risks to our reputation. We seek to identify activities or events that could impact our reputation with customers, regulators or other interested parties. Where we identify a potential risk to our reputation, we take steps to assess and manage that risk. Instances of significant or heightened exposure to reputation risk are escalated to BMO's Reputation Risk Management Committee (RRMC) for review. As misconduct can impact our reputation, the Chief Ethics Officer, who is responsible for enterprise-wide reporting on employee conduct, may escalate instances of misconduct involving significant reputation risk to BMO's RRMC for review, as appropriate.

Accounting Matters and Disclosure and Internal Control

Critical Accounting Estimates and Judgments

The most significant assets and liabilities for which we must make estimates and judgments include: allowance for credit losses; financial instruments measured at fair value; pension and other employee future benefits; impairment of securities and investments in associates and joint ventures; income taxes and deferred tax assets; goodwill and intangible assets; insurance contract liabilities; provisions, including legal proceedings and restructuring charges; transfers of financial assets; consolidation of structured entities (SEs); and valuation of the Bank of the West assets acquired and liabilities assumed. We make judgments in assessing the business model for financial assets, as well as whether substantially all risks and rewards have been transferred in respect of transfers of financial assets and whether we control structured entities. These judgments are discussed in Notes 6 and 7 of the audited annual consolidated financial statements. Note 18 of the audited annual consolidated financial statements provides further details on the estimates and judgments made in determining the fair value of financial instruments. If actual results were to differ from these estimates, the impact would be recorded in future periods.

By their nature, the judgments and estimates that we make for the purposes of preparing financial statements relate to matters that are inherently uncertain. However, we have detailed policies and control procedures in place that are intended to ensure the judgments made in estimating these amounts are well-controlled, independently reviewed and consistently applied from period to period. We believe that the estimates of the values of our assets and liabilities are appropriate.

For a more detailed discussion of the use of estimates, refer to Note 1 of the audited annual consolidated financial statements.

Allowance for Credit Losses

The allowance for credit losses primarily consists of allowances for impaired loans and allowances for performing loans. Our approach to establishing and maintaining the allowance on performing loans is based on the requirements of IFRS 9, *Financial Instruments* (IFRS 9), and considering the guideline issued by OSFI. Under the IFRS 9 expected credit loss (ECL) methodology, an allowance is recorded for expected credit losses on financial assets, regardless of whether there has been an actual loss event. In particular, the ECL requirements of IFRS 9 incorporate the following elements that are subject to a high level of judgment: measuring 12-month and lifetime credit losses; determining when a significant increase in credit risk has occurred; forecasting forward-looking information for multiple scenarios and determining the probability weighting of each scenario; and application of experienced credit judgment.

ECL is calculated on a probability-weighted basis, based on four economic scenarios, and is calculated for each exposure in the portfolio as a function of the probability of default (PD), exposure at default (EAD) and loss given default (LGD), with the timing of the loss also considered. Where there has been a significant increase in credit risk, lifetime ECL is recorded; otherwise, 12 months of ECL is generally recorded. The determination of a significant increase in credit risk requires consideration of many different factors that will vary by product and risk segment. The main factors considered in making this determination are the change in PD since origination and certain other criteria, such as 30-day past due and watchlist status. We may apply experienced credit judgment to reflect factors not captured in the results produced by the ECL models, as we deem necessary. We apply experienced credit judgment to reflect the impact of the uncertain environment on credit conditions and the economy. We have controls and processes in place to govern the ECL process, including judgments and assumptions used in determining the allowance on performing loans. These judgments and assumptions will change over time, and the impact of any such change will be recorded in future periods.

In establishing our allowance on performing loans, we attach probability weightings to economic scenarios, which are representative of our view of economic and market conditions. In fiscal 2024, we added a fourth scenario to reflect a less severe downside, allowing us to expand the range of economic forecasts used in the allowance estimation. The base scenario represents our view of the most probable outcome, as well as upside, downside and severe downside scenarios, and are all developed by our Economics group.

The allowance on performing loans is sensitive to changes in economic forecasts and the probability weight assigned to each forecast scenario. When changes in economic performance in the forecasts are measured, we use real GDP as the basis, which acts as the key driver for movements in many of the other economic and market variables used, including the equity volatility index (VIX), corporate BBB credit spreads, unemployment rates, housing price indices and consumer credit. We also consider industry-specific variables, where applicable. Many of the variables have a high degree of interdependency, and as such, there is no single factor to which the allowances as a whole are sensitive. Holding all else constant, as economic variables worsen, the allowance on performing loans would increase and conversely, as they improve, the allowance would decrease. In addition, assuming all variables are held constant, an increase in loan balances or a deterioration in the credit quality of the loan portfolio would each drive an increase in the allowance on performing loans.

Information on the provision for credit losses for the years ended October 31, 2024 and 2023 can be found in the Total Provision for Credit Losses section. Additional information on the process and methodology for determining the allowance for credit losses can be found in the discussion of Credit and Counterparty Risk, as well as in Note 4 of the audited annual consolidated financial statements.

Financial Instruments Measured at Fair Value

We record assets and liabilities classified as held for trading, assets and liabilities designated at fair value, derivatives, certain equity and debt securities and securities sold but not yet purchased at fair value. Fair value represents the amount that would be received on the sale of an asset or paid on the transfer of a liability in an orderly transaction between willing parties at the measurement date. We employ a fair value hierarchy based on inputs we use in valuation techniques to measure the fair value of our financial instruments. The extent of our use of quoted market prices (Level 1), internal models with observable market information (Level 2) and internal models without observable market information (Level 3) in the valuation of loans, securities, derivatives, certain other assets and liabilities recorded at fair value as at October 31, 2024 and October 31, 2023 is disclosed in Note 18 of the audited annual consolidated financial statements. For instruments that are valued using models, we consider all reasonable available information and maximize the use of observable market data.

Valuation Product Control (VPC), a group independent of the trading lines of business, seeks to ensure that the recorded fair values of financial instruments are materially accurate by:

- Developing and maintaining valuation policies, procedures and methodologies in accordance with International Financial Reporting Standards (IFRS) and regulatory requirements.
- Establishing official rate sources for valuation data inputs.
- Providing independent review of portfolios for which prices supplied by traders are used for valuation.

When VPC determines that adjustments to valuations are needed to better reflect fair value estimates based on data inputs from official rate sources, the adjustments are subject to review and approval by the Valuation Steering Committee (VSC).

The VSC is our senior management valuation committee. It meets at least monthly to address the more challenging valuation issues related to our portfolios, approves valuation methodology changes as needed to enhance the reliability of our fair value estimates, and is a key forum for the discussion of sources of valuation uncertainty and how these have been addressed by management. Certain financial instruments, including corporate equities, are valued by the respective business groups. Senior management oversees our valuation processes through various valuation and risk committees.

As at October 31, 2024, total valuation adjustments were a net decrease in value of $268 million for financial instruments carried at fair value on the Consolidated Balance Sheet (net decrease of $135 million as at October 31, 2023).

Pension and Other Employee Future Benefits

Our pension and other employee future benefits expense is calculated by independent actuaries using assumptions determined by management. Differences between actual experience and the assumptions used are recognized in other comprehensive income.

Pension and other employee future benefits expense, plan assets and defined benefit obligations are sensitive to changes in discount rates. We determine discount rates at each year-end for all plans, using high-quality corporate bonds with terms matching the plans' specific cash flows.

Additional information regarding accounting for pension and other employee future benefits, including a sensitivity analysis for key assumptions, is included in Note 22 of the audited annual consolidated financial statements.

Impairment of Securities and Investments in Associates and Joint Ventures

Debt securities measured at amortized cost or fair value through other comprehensive income (FVOCI) are assessed for impairment using the expected credit loss model. For securities determined to have low credit risk, the allowance for credit losses is measured with an amount equal to 12-month expected credit loss.

Additional information regarding accounting for debt securities measured at amortized cost or FVOCI, other securities, the related allowance for credit losses and the determination of fair value is included in Notes 3 and 18 of the audited annual consolidated financial statements.

We review our investments in associates and joint ventures, included within other assets, at each quarter-end reporting period in order to identify and evaluate any investments that show indications of possible impairment. For these investments, a significant or prolonged decline in fair value to an amount below cost is objective evidence of impairment.

Income Taxes and Deferred Tax Assets

Our approach to tax matters is guided by our Statement on Tax Principles, elements of which are described below, and governed by our tax risk management framework, which is implemented through internal controls and processes. We operate with due regard to risks, including tax and reputation risks. We actively seek to identify, assess, manage, monitor and report any tax risks that may arise in order to understand our financial exposure to those risks. Our intention is to comply fully with tax laws. We consider all applicable laws in connection with our commercial activities, and where tax laws change in our business or for our customers, we adapt and make adjustments accordingly. We monitor applicable tax-related developments, including legislative proposals, case law and guidance from tax authorities. When an interpretation or application of tax laws is not clear, we take well-reasoned positions based on available case law and administrative positions of tax authorities, and we engage external advisors when necessary. We do not engage in tax planning that does not have commercial substance, and we do not knowingly work with customers we believe use tax strategies to evade taxes. We are committed to maintaining productive relationships and cooperating with tax authorities on all tax matters. We seek to resolve disputes in a collaborative manner; however, when our interpretation of tax law differs from that of tax authorities, we are prepared to defend our position.

The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in either the Consolidated Statement of Income, the Consolidated Statement of Comprehensive Income or the Consolidated Statement of Changes in Equity. In determining the provision for income taxes, we interpret tax legislation, case law and administrative positions in numerous jurisdictions and, based on our judgment, we record the estimate of the amount required to settle tax obligations. We also make assumptions about the expected timing of the reversal of deferred tax assets and liabilities. If the interpretations and assumptions differ from those of tax authorities or if the timing of reversals is not as expected, the provision for income taxes could increase or decrease in future periods. The amount of any such increase or decrease cannot be reasonably estimated.

Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences or unused tax losses and tax credits may be utilized. We are required to assess whether it is probable that deferred income tax assets will be realized. Factors used to assess the probability of realization are past experience of income and capital gains, forecasts of future net income before taxes, and the remaining expiration period of tax loss carryforwards and tax credits. Changes in our assessment of these factors could increase or decrease the provision for income taxes in future periods.

Canadian tax authorities have reassessed us for additional income tax and interest in an amount of approximately $1,465 million in respect of certain 2011-2018 Canadian corporate dividends. These reassessments denied certain dividend deductions on the basis that the dividends were received as part of a "dividend rental arrangement". In general, the tax rules raised by Canadian tax authorities were prospectively addressed in the 2015 and 2018 Canadian federal budgets. We filed Notices of Appeal with the Tax Court of Canada and the matter is in litigation. We remain of the view that our tax filing positions were appropriate and intend to challenge all reassessments. However, if such challenges are unsuccessful, the additional expense would negatively impact net income.

Additional information regarding accounting for income taxes is included in Note 23 of the audited annual consolidated financial statements.

Goodwill and Intangible Assets

Goodwill is assessed for impairment at least annually. This assessment includes a comparison of the carrying value and the recoverable amount of each of our cash-generating units (CGUs) in order to verify that the recoverable amount of each CGU is greater than its carrying value. If the carrying value of a CGU were to exceed its recoverable amount, an impairment calculation would be performed. The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use.

Fair value less costs to sell has been used to perform the impairment test in all periods. In determining fair value less costs to sell, we employ a discounted cash flow model, consistent with that used when a business is acquired. This model is dependent on assumptions related to revenue growth, discount rates, synergies achieved on acquisition and the availability of comparable acquisition data. Changes in any of these assumptions would affect the determination of fair value for each of our CGUs in a different manner. Management must exercise judgment and make assumptions in determining fair value. Differences in judgments and assumptions could affect the determination of fair value and any resulting impairment write-down.

As at October 31, 2024 and October 31, 2023, no goodwill impairment was recorded, as the estimated fair value of the CGUs was greater than their carrying value.

Intangible assets with definite lives are amortized to income on either a straight-line or an accelerated basis over a period not exceeding 15 years, depending on the nature of the asset. We test intangible assets with definite lives for impairment when circumstances indicate that the carrying value may not be recoverable.

Intangible assets with indefinite lives are tested annually for impairment. If an intangible asset is determined to be impaired, it will be written down to its recoverable amount, the higher of value in use and fair value less costs to sell, when this is less than the carrying value.

Additional information regarding the composition of goodwill and intangible assets is included in Note 11 of the audited annual consolidated financial statements.

Insurance Contract Liabilities

Insurance contract liabilities represent estimates of fulfillment cash flows, which include a risk adjustment, and the contractual service margin (CSM). Fulfillment cash flows include estimates of future cash flows related to the remaining coverage period and for previously incurred claims, which are then discounted and probability weighted. This is based on non-financial risk assumptions including mortality, policy lapses and expenses, which are based on a combination of industry and entity specific data, and in the case of expenses, on historical analysis of which expenses are attributable to insurance operations. These assumptions are reviewed at least annually and updated to reflect actual experience and market conditions. In addition, we add a risk adjustment for non-financial risk to bring the confidence level on the sufficiency of reserves to 70%-80%. The CSM is a component of the liability representing the unearned profit we recognize as we provide services.

Additional information on insurance contract liabilities is provided in Note 15 of the audited annual consolidated financial statements, and information on insurance risk is provided in the Insurance Risk section and the Insurance Market Risk section.

Provisions

A provision is recognized if, as a result of a past event, we have a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded at the best estimate of the amount required to settle any obligation as at the balance sheet date, considering the risks and uncertainties surrounding the obligation. For example, BMO and its subsidiaries are involved in various legal actions in the normal course of business. Factors considered in estimating any obligation related to these legal actions include a case-by-case assessment of specific facts and circumstances, past experience and the opinions of legal experts. Management and internal and external experts are involved in estimating any amounts that may be required. Certain provisions also relate to restructuring initiatives that we have undertaken. These provisions are recorded at management's best estimate of the amounts that will ultimately be paid out.

The actual costs of settling some obligations may be substantially higher or lower than the amount of the provisions.

Additional information regarding provisions is included in the Legal and Regulatory Risk section and in Note 25 of the audited annual consolidated financial statements.

Transfers of Financial Assets

We sell Canadian residential and commercial mortgages to third-party Canadian securitization programs, including the Canada Mortgage Bond Program, and directly to third-party investors under the National Housing Act Mortgage-Backed Securities program.

We also purchase or originate certain commercial mortgage loans that are subsequently sold and derecognized, and we purchase U.S. government agency collateralized mortgage obligations (CMOs) issued by third-party sponsored vehicles, which we may further securitize by repackaging them into new CMOs prior to selling to third-party investors.

We assess whether substantially all of the risks and rewards of, or control over, the assets have been transferred in order to determine if they qualify for derecognition. Where we continue to be exposed to substantially all of the prepayment, interest rate and/or credit risk associated with the securitized assets, they do not qualify for derecognition. We continue to recognize these financial instruments, and recognize the related cash proceeds as a secured financing on our Consolidated Balance Sheet.

Consolidation of Structured Entities

In the normal course of business, we enter into arrangements with SEs as described in the Off-Balance Sheet Arrangements section. We are required to consolidate a SE if we control the SE. We control a SE when we have power over the SE, exposure or rights to variable returns as a result of our involvement, and the ability to exercise power to affect the amount of those returns. For certain SEs, we exercise judgment in determining whether we control the entity.

Additional information concerning our interests in SEs is included in the Off-Balance Sheet Arrangements section, as well as in Note 7 of the audited annual consolidated financial statements.

Acquisition of Bank of the West – Valuation of Assets and Liabilities

Significant judgments and assumptions were used to determine the fair value of the Bank of the West assets acquired and liabilities assumed, including the loan portfolio, core deposit and other relationship intangible assets and fixed-maturity deposits.

Additional information regarding the accounting for this acquisition is included in Notes 4 and 10 of the audited annual consolidated financial statements.

Caution

This Critical Accounting Estimates and Judgments section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Changes in Accounting Policies in 2024

IFRS 17, *Insurance Contracts* and IAS 40, *Investment Property*

Effective November 1, 2023, we adopted IFRS 17, *Insurance Contracts* (IFRS 17), which provides a comprehensive approach to accounting for all types of insurance contracts and replaced IFRS 4, *Insurance Contracts*. Upon transition to IFRS 17, we voluntarily changed our accounting policy for the measurement of investment properties, included in insurance-related assets in other assets on our Consolidated Balance Sheet, from cost to fair value. These changes were applied retrospectively to our fiscal 2023 results.

Further details can be found in Note 1 of the audited annual consolidated financial statements.

IFRS 9, *Financial Instruments*

Effective November 1, 2023, we voluntarily changed our accounting policy to account for regular way contracts to buy or sell financial assets on the trade date, instead of on the settlement date, and applied this change retrospectively.

IAS 12, *Income Taxes*

Effective November 1, 2023, we adopted an amendment to IAS 12, *Income Taxes* (IAS 12), which narrows the IAS 12 exemption to exclude transactions that give rise to equal and offsetting temporary differences.

Further details can be found in Note 1 of the audited annual consolidated financial statements.

Future Changes in Accounting Policies

IFRS 9, *Financial Instruments*

In May 2024, the International Accounting Standards Board (IASB) issued amendments to IFRS 9, *Financial Instruments* (IFRS 9), which introduce additional guidance in two areas. The first relates to financial assets with contingent features and when these features can be considered consistent with a basic lending arrangement, in which case the instrument can be measured at amortized cost. The second relates to the timing of derecognition of financial liabilities when payment takes place through an electronic payment system and certain conditions are met. These amendments will be effective for our fiscal year beginning November 1, 2026. We are currently assessing the impact of these amendments on our consolidated financial statements.

IAS 12, *Income Taxes*

In May 2023, the IASB issued an amendment to IAS 12. The amendment addresses concerns around accounting for the global minimum top-up tax, as outlined in the two-pillar plan for international tax reform developed by the Organisation for Economic Co-operation and Development/G20 Inclusive Framework on Base Erosion and Profit Shifting. The amendment to IAS 12 includes temporary mandatory relief from recognizing and disclosing deferred taxes related to the top-up tax. We have applied the temporary mandatory relief related to deferred taxes in jurisdictions in which we operate where the top-up tax legislation has been enacted or substantively enacted. The global minimum tax rules will be effective for our fiscal year beginning November 1, 2024, and as a result, we expect an increase in our effective tax rate in fiscal 2025 of up to 65 basis points.

IFRS 18, *Presentation and Disclosure in Financial Statements*

In April 2024, the IASB issued IFRS 18, *Presentation and Disclosure in Financial Statements* (IFRS 18), which will replace IAS 1, *Presentation of Financial Statements*, and will be effective for our fiscal year beginning November 1, 2027. IFRS 18 changes how information is grouped and presented in the financial statements, and requires that certain management performance measures be included in the financial statements. We are currently assessing the impact of the standard on the presentation of our consolidated financial statements.

Caution

This Future Changes in Accounting Policies section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Other Regulatory Developments

We continue to monitor and prepare for other regulatory developments, including those referenced elsewhere in this MD&A.

For a comprehensive discussion of other regulatory developments, refer to the Enterprise-Wide Capital Management section, the Risks That May Affect Future Results section, the Liquidity and Funding Risk section, and the Legal and Regulatory Risk section.

New Canadian Tax Measures

On June 20, 2024, the Canadian government enacted legislation that contained a number of measures, including a rule that under certain circumstances, denies deductions for dividends that are received after 2023. Beginning January 1, 2024, we no longer report this revenue related to certain Canadian dividends on a taxable equivalent basis in BMO Capital Markets.

In addition, the legislation included the *Global Minimum Tax Act*, which introduced a 15% global minimum tax on income earned by large multinational groups and will be effective for our fiscal year beginning November 1, 2024, as noted in the Future Changes in Accounting Policies – IAS 12, *Income Taxes* section.

U.S. Federal Deposit Insurance Corporation Assessment

In November 2023, the U.S. Federal Deposit Insurance Corporation (FDIC) approved the final rule to implement the special assessment on depository institutions to recover the losses incurred in the deposit insurance fund that were attributable to the protection of uninsured depositors of Silicon Valley Bank and Signature Bank. BMO recorded a $357 million ($476 million pre-tax) charge related to the FDIC special assessment in fiscal 2024. We expect further refinements of the amount of the special assessment in subsequent periods as the FDIC has greater visibility of the final loss amounts.

Interbank Offered Rate (IBOR) Reform

BMO has transitioned all exposure to Canadian Dollar Offered Rate (CDOR) settings to alternative reference rates as at October 31, 2024. For additional information regarding interest rate benchmarks, refer to Note 1 of the audited annual consolidated financial statements.

Caution

This Other Regulatory Developments section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Transactions with Related Parties

In the normal course of business, we provide banking services to key management personnel on the same terms that we offer these services to preferred customers. Key management personnel are those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the directors and the most senior executives of the bank. Banking services are provided to joint ventures and equity-accounted investees on the same terms that we offer these services to our customers. We also offer employees a subsidy on annual credit card fees.

Details of our investments in joint ventures and associates and the compensation of key management personnel are disclosed in Note 28 of the audited annual consolidated financial statements.

Shareholders' Auditors' Services and Fees

Review of Shareholders' Auditors

The Audit and Conduct Review Committee (ACRC) of the Board of Directors is responsible for the appointment, compensation and oversight of the shareholders' auditors and conducts an annual assessment of the performance and effectiveness of the shareholders' auditors, considering factors such as: the quality of the services provided by the engagement team of the shareholders' auditors during the audit period; the qualifications, experience and geographical reach relevant to serving BMO Financial Group; the quality of communications received from the shareholders' auditors; and the independence, objectivity and professional skepticism of the shareholders' auditors.

The ACRC believes that it has a robust review process in place to monitor audit quality and oversee the work of the shareholders' auditors, including the lead audit partner, which includes:

- Annually reviewing the audit plan in two separate meetings, including a consideration of the impact of business risks on the audit plan and an assessment of the reasonableness of the audit fee
- Reviewing the qualifications of the senior engagement team members
- Monitoring the execution of the audit plan of the shareholders' auditors, with a focus on the more complex and challenging areas of the audit
- Reviewing and evaluating the audit findings, including during in-camera sessions
- Evaluating audit quality and performance, including recent Canadian Public Accountability Board (CPAB) and Public Company Accounting Oversight Board (PCAOB) inspection reports on the shareholders' auditors and their peer firms
- At a minimum, holding quarterly meetings with the chair of the ACRC and the lead audit partner to discuss audit-related issues independently of management
- Performing a comprehensive review of the shareholders' auditors every five years, and performing an annual review in the years between these comprehensive reviews, following the guidelines set out by the Chartered Professional Accountants of Canada (CPA Canada) and the CPAB.

In 2024, an annual review of the shareholders' auditors was completed. Input was sought from ACRC members and management in areas such as the effectiveness of the auditors' communications, their industry insights, audit performance, independence and professional skepticism. In addition, the most recent comprehensive review was completed in 2020, based on the latest recommendations of CPA Canada and the CPAB. These reviews focused on: (i) the independence, objectivity and professional skepticism of the shareholders' auditors; (ii) the quality of the engagement team; and (iii) the quality of communications and interactions with the shareholders' auditors. As a result of the reviews, the ACRC was satisfied with the performance of the shareholders' auditors.

Independence of the shareholders' auditors is overseen by the ACRC in accordance with BMO's Auditor Independence Standard. The ACRC considered the risks and benefits of audit firm rotation, including reports issued by the CPAB and CPA Canada. The ACRC concluded that existing requirements, including audit firm review and audit team member rotation, ensure auditor independence while maintaining and enhancing audit quality, which may be impaired by audit firm rotation. The ACRC also confirms that the lead audit partner rotates out of that role after five consecutive years and does not return to that role for a further five years.

Pre-Approval Policies and Procedures

As part of BMO Financial Group's corporate governance practices, the ACRC oversees the application of its policy limiting the services provided by the shareholders' auditors that are not related to their role as auditors. All services must comply with BMO's Auditor Independence Standard, as well as professional standards and securities regulations governing auditor independence. The ACRC pre-approves the types of services (permitted services) that can be provided by the shareholders' auditors, as well as the annual audit plan, which includes fees for specific types of services. For permitted services that are not included in the pre-approved annual audit plan, approval to proceed with the engagement is provided in accordance with BMO's Auditor Independence Standard.

Shareholders' Auditors' Fees

TABLE 63

(Canadian $ in millions) Fees (1)	2024	2023
Audit fees (2)	**30.5**	34.4
Audit-related fees (3)	**3.4**	2.6
Tax services fees (4)	**0.1**	0.2
All other fees (5)	**2.1**	1.3
Total	**36.1**	38.5

(1) The classification of fees is based on applicable Canadian securities laws and U.S. Securities and Exchange Commission definitions.
(2) Includes fees paid for the audit of the consolidated financial statements of the bank, including the audit of the bank's internal controls over financial reporting and any financial statement audits of the bank's subsidiaries. Audit fees also include fees paid for services in connection with statutory and regulatory filings, including those related to prospectuses.
(3) Includes fees paid for specified procedures on BMO's Proxy Circular and other services, and French translation of financial statements, related continuous disclosures and other public documents containing financial information.
(4) Includes fees paid for tax compliance services provided to various BMO-managed investment company complexes.
(5) Includes other fees paid by BMO-managed investment company complexes, and for ESG-related services.

Certain comparative figures have been reclassified to conform with the current year's presentation.

Management's Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis, so that appropriate decisions can be made regarding public disclosure.

As at October 31, 2024, under the supervision of the CEO and the CFO, the management of BMO Financial Group (BMO) evaluated the effectiveness of the design and operation of its disclosure controls and procedures, as defined in Canada by National Instrument 52-109, *Certification of Disclosure in Issuers' Annual and Interim Filings*, and in the United States by Rule 13a-15(e) of the *Securities Exchange Act of 1934* (the Exchange Act). Based on this evaluation, the CEO and the CFO have concluded that BMO's disclosure controls and procedures were effective as at October 31, 2024.

Internal Control over Financial Reporting

Internal control over financial reporting is a process designed under the supervision of the CEO and the CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with IFRS and the requirements of the Securities and Exchange Commission (SEC) in the United States, as applicable. Management is responsible for establishing and maintaining adequate internal control over financial reporting for BMO.

Internal control over financial reporting at BMO includes policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of BMO.
- Are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with IFRS and the requirements of the SEC in the United States, as applicable, and that receipts and expenditures of BMO are being made only in accordance with authorizations by management and directors of BMO.
- Are designed to provide reasonable assurance that any unauthorized acquisition, use or disposition of BMO's assets that could have a material effect on the consolidated financial statements is prevented or detected in a timely manner.

Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the related policies and procedures may deteriorate.

BMO's management, under the supervision of the CEO and the CFO, has evaluated the effectiveness of internal control over financial reporting using the framework and criteria established in *Internal Control – Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission in May 2013 (2013 COSO Framework). Based on this evaluation, management has concluded that internal control over financial reporting was effective as at October 31, 2024.

At the request of BMO's Audit and Conduct Review Committee, KPMG LLP (the shareholders' auditors), an independent registered public accounting firm, has conducted an audit of the effectiveness of our internal control over financial reporting. The audit report states in its conclusion that, in KPMG's opinion, BMO maintained, in all material respects, effective internal control over financial reporting as at October 31, 2024, in accordance with the criteria established in the 2013 COSO Framework.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended October 31, 2024 which materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Supplemental Information

Ten-Year Statistical Review

TABLE 64

($ millions)

As at or for the year ended October 31	2024	2023	2022	2021	2020	2019	2018	2017	2016	2015
Condensed Consolidated Balance Sheet										
Assets										
Cash and cash equivalents	**65,098**	77,934	87,466	93,261	57,408	48,803	42,142	32,599	31,653	40,295
Interest bearing deposits with banks	**3,640**	4,109	5,677	8,303	9,035	7,987	8,305	6,490	4,449	7,382
Securities	**396,880**	320,084	272,551	232,849	234,260	189,438	180,935	163,198	149,985	130,918
Securities borrowed or purchased under resale agreements	**110,907**	115,662	113,194	107,382	111,878	104,004	85,051	75,047	66,646	68,066
Loans, net of allowances	**678,016**	656,665	551,814	458,262	447,420	426,984	384,172	358,507	357,518	321,531
Other	**155,106**	172,552	142,695	88,118	89,260	74,979	72,688	73,763	77,709	73,689
Total assets	**1,409,647**	1,347,006	1,173,397	988,175	949,261	852,195	773,293	709,604	687,960	641,881
Liabilities										
Deposits	**982,440**	910,879	776,547	685,631	659,034	568,143	520,928	479,792	470,281	438,169
Other	**334,544**	351,776	317,662	238,128	225,218	225,981	199,862	180,438	170,910	159,383
Subordinated debt	**8,377**	8,228	8,150	6,893	8,416	6,995	6,782	5,029	4,439	4,416
Total liabilities	**1,325,361**	1,270,883	1,102,359	930,652	892,668	801,119	727,572	665,259	645,630	601,968
Total equity	**84,286**	76,123	71,038	57,523	56,593	51,076	45,721	44,345	42,330	39,913
Total liabilities and equity	**1,409,647**	1,347,006	1,173,397	988,175	949,261	852,195	773,293	709,604	687,960	641,881
Condensed Consolidated Statement of Income										
Net interest income	**19,468**	18,681	15,885	14,310	13,971	12,888	11,438	11,275	10,945	9,796
Non-interest revenue	**13,327**	10,578	17,825	12,876	11,215	12,595	11,467	10,832	10,015	9,593
Total revenue	**32,795**	29,259	33,710	27,186	25,186	25,483	22,905	22,107	20,960	19,389
Insurance claims, commissions and changes in policy benefit liabilities (CCPB) (1)	**–**	–	(683)	1,399	1,708	2,709	1,352	1,538	1,543	1,254
Provision for credit losses (PCL)	**3,761**	2,178	313	20	2,953	872	662	746	771	544
Non-interest expense	**19,499**	21,134	16,194	15,509	14,177	14,630	13,477	13,192	12,916	12,250
Income before income taxes	**9,535**	5,947	17,886	10,258	6,348	7,272	7,414	6,631	5,730	5,341
Provision for income taxes	**2,208**	1,510	4,349	2,504	1,251	1,514	1,961	1,292	1,100	936
Net income	**7,327**	4,437	13,537	7,754	5,097	5,758	5,453	5,339	4,630	4,405
Net income available to common shareholders	**6,932**	4,094	13,306	7,510	4,850	5,547	5,269	5,153	4,471	4,253
Condensed Consolidated Statement of Changes in Equity										
Preferred shares and other equity instruments	**8,087**	6,958	6,308	5,558	6,598	5,348	4,340	4,240	3,840	3,240
Common shares	**23,921**	22,941	17,744	13,599	13,430	12,971	12,929	13,032	12,539	12,313
Contributed surplus	**354**	328	317	313	302	303	300	307	294	299
Retained earnings	**46,469**	44,006	45,117	35,497	30,745	28,725	25,850	23,700	21,207	18,930
Accumulated other comprehensive income	**5,419**	1,862	1,552	2,556	5,518	3,729	2,302	3,066	4,426	4,640
Non-controlling interest in subsidiaries	**36**	28	–	–	–	–	–	–	24	491
Total equity	**84,286**	76,123	71,038	57,523	56,593	51,076	45,721	44,345	42,330	39,913

BMO adopted various new and amended IFRS standards in 2015, IFRS 9 *Financial Instruments* (IFRS 9) in 2018 and IFRS 16 *Leases* (IFRS 16) in 2020 prospectively, with no changes to prior periods. In 2019, BMO adopted IFRS 15 *Revenue from Contracts with Customers* (IFRS 15) and elected to reclassify 2017 and 2018 amounts. Effective 2024, BMO adopted IFRS 17 *Insurance Contracts* (IFRS 17). BMO also voluntarily changed our accounting policy for the measurement of investment properties under IAS 40 *Investment Properties* (IAS 40), from cost to fair value upon IFRS 17 transition and our accounting policy for securities transactions from settlement date to trade date. These changes were retrospectively applied to fiscal 2023 results.

(1) Beginning 2023, the Bank no longer reports insurance claims, commissions and changes in policy benefit liabilities (CCPB), and non-GAAP measures and metrics net of CCPB, given the adoption and retrospective application of IFRS 17.

TABLE 64 (continued)

($ millions, except as noted) As at or for the year ended October 31	2024	2023	2022	2021	2020	2019	2018	2017	2016	2015
Other Financial Measures										
Common Share Data ($)										
Basic earnings per share	**9.52**	5.77	20.04	11.60	7.56	8.68	8.19	7.93	6.94	6.59
Diluted earnings per share	**9.51**	5.76	19.99	11.58	7.55	8.66	8.17	7.90	6.92	6.57
Dividends declared per share	**6.12**	5.80	5.44	4.24	4.24	4.06	3.78	3.56	3.40	3.24
Book value per share	**104.40**	95.90	95.60	80.18	77.40	71.54	64.73	61.91	59.57	56.31
Closing share price	**126.88**	104.79	125.49	134.37	79.33	97.50	98.43	98.83	85.36	76.04
Number outstanding (in thousands)										
End of year	**729,530**	720,909	677,107	648,136	645,889	639,232	639,330	647,816	645,761	642,583
Market capitalization ($ billions)	**92.6**	75.5	85.0	87.1	51.2	62.3	62.9	64.0	55.1	48.9
Price-to-earnings multiple	**13.3**	18.2	6.3	11.6	10.5	11.3	12.0	12.5	12.3	11.6
Market-to-book value multiple	**1.22**	1.09	1.31	1.68	1.02	1.36	1.52	1.60	1.43	1.35
Dividend yield (%)	**4.8**	5.5	4.3	3.2	5.3	4.2	3.8	3.6	4.0	4.3
Dividend payout ratio (%)	**64.3**	100.5	27.1	36.5	56.1	46.8	46.1	44.9	49.0	49.2
Financial Measures and Ratios (%)										
Return on equity	**9.7**	6.2	22.9	14.9	10.1	12.6	13.3	13.2	12.1	12.5
Efficiency ratio	**59.5**	72.2	48.0	57.0	56.3	57.4	58.8	59.7	61.6	63.2
Net interest margin on average earning assets	**1.57**	1.63	1.62	1.59	1.64	1.70	1.67	1.74	1.76	1.69
Total PCL-to-average net loans and acceptances	**0.57**	0.35	0.06	–	0.63	0.20	0.17	0.20	0.22	0.17
PCL on impaired loans-to-average net loans and acceptances	**0.47**	0.19	0.10	0.11	0.33	0.17	0.18	0.22	0.22	–
Return on average assets	**0.53**	0.34	1.22	0.79	0.54	0.69	0.72	0.74	0.65	0.66
Return on average risk-weighted assets (%) (2)	**1.74**	1.10	3.89	2.38	1.51	1.86	1.97	1.98	1.71	1.84
Average assets ($ millions)	**1,369,415**	1,299,524	1,106,512	981,140	942,450	833,252	754,295	722,626	707,122	664,391
Capital Measures (%) (2)										
Common Equity Tier 1 Ratio	**13.6**	12.5	16.7	13.7	11.9	11.4	11.3	11.4	10.1	10.7
Tier 1 Capital Ratio	**15.4**	14.1	18.4	15.4	13.6	13.0	12.9	13.0	11.6	12.3
Total Capital Ratio	**17.6**	16.2	20.7	17.6	16.2	15.2	15.2	15.1	13.6	14.4
Leverage Ratio	**4.4**	4.2	5.6	5.1	4.8	4.3	4.2	4.4	4.2	4.2
Other Statistical Information										
Number of employees	**53,597**	55,767	46,722	43,863	43,360	45,513	45,454	45,200	45,234	46,353
Number of bank branches	**1,861**	1,890	1,383	1,405	1,409	1,456	1,483	1,503	1,522	1,535
Number of automated teller machines	**5,766**	5,765	4,717	4,851	4,820	4,967	4,828	4,731	4,599	4,761

BMO adopted various new and amended IFRS standards in 2015, IFRS 9 *Financial Instruments* (IFRS 9) in 2018 and IFRS 16 *Leases* (IFRS 16) in 2020 prospectively, with no changes to prior periods. In 2019, BMO adopted IFRS 15 *Revenue from Contracts with Customers* (IFRS 15) and elected to reclassify 2017 and 2018 amounts. Effective 2024, BMO adopted IFRS 17 *Insurance Contracts* (IFRS 17). BMO also voluntarily changed our accounting policy for the measurement of investment properties under IAS 40 *Investment Properties* (IAS 40), from cost to fair value upon IFRS 17 transition and our accounting policy for securities transactions from settlement date to trade date. These changes were retrospectively applied to fiscal 2023 results.

(2) Capital ratios and risk-weighted assets are disclosed in accordance with the CAR Guideline, as set out by OSFI, as applicable.

Supplemental Information

Average Assets, Liabilities and Interest Rates

TABLE 65

($ millions, except as noted) For the year ended October 31	2024 Average balances	2024 Average interest rate (%)	2024 Interest income/ expense	2023 Average balances	2023 Average interest rate (%)	2023 Interest income/ expense
Assets						
Canadian Dollar						
Interest bearing deposits with banks and other interest bearing assets	**24,992**	**5.23**	**1,307**	33,105	4.77	1,579
Securities	**106,313**	**4.30**	**4,574**	93,723	4.12	3,859
Securities borrowed or purchased under resale agreements	**46,510**	**5.73**	**2,665**	47,239	4.90	2,316
Loans						
Residential mortgages	**152,790**	**4.46**	**6,816**	143,958	3.96	5,696
Consumer instalment and other personal	**68,681**	**6.20**	**4,256**	69,614	5.70	3,970
Credit cards	**11,225**	**15.44**	**1,733**	9,519	14.69	1,399
Business and government	**129,118**	**5.55**	**7,170**	114,720	4.86	5,574
Total loans	**361,814**	**5.52**	**19,975**	337,811	4.93	16,639
Total Canadian dollar	**539,629**	**5.29**	**28,521**	511,878	4.77	24,393
U.S. Dollar and Other Currencies						
Interest bearing deposits with banks and other interest bearing assets	**62,340**	**5.17**	**3,221**	66,212	4.33	2,866
Securities	**267,313**	**3.91**	**10,464**	217,804	3.46	7,533
Securities borrowed or purchased under resale agreements	**68,998**	**6.05**	**4,177**	69,405	5.11	3,544
Loans						
Residential mortgages	**28,485**	**4.90**	**1,395**	20,168	4.41	890
Consumer instalment and other personal	**23,931**	**6.73**	**1,611**	29,021	6.54	1,899
Credit cards	**1,509**	**12.23**	**185**	1,264	10.70	135
Business and government	**239,652**	**6.85**	**16,411**	225,568	6.35	14,314
Total loans	**293,577**	**6.68**	**19,602**	276,021	6.25	17,238
Total U.S. dollar and other currencies	**692,228**	**5.41**	**37,464**	629,442	4.95	31,181
Other non-interest bearing assets	**137,558**			158,204		
Total All Currencies						
Total assets and interest income	**1,369,415**	**4.82**	**65,985**	1,299,524	4.28	55,574
Liabilities						
Canadian Dollar						
Deposits						
Banks	**4,362**	**2.47**	**108**	4,415	2.01	89
Business and government	**201,417**	**3.91**	**7,881**	181,936	3.46	6,301
Individuals	**181,924**	**2.72**	**4,950**	166,015	2.02	3,352
Total deposits	**387,703**	**3.34**	**12,939**	352,366	2.76	9,742
Securities sold but not yet purchased and securities lent or sold under repurchase agreements	**54,882**	**5.17**	**2,839**	54,948	4.26	2,340
Subordinated debt and other interest bearing liabilities	**26,077**	**3.83**	**999**	25,750	3.58	921
Total Canadian dollar	**468,662**	**3.58**	**16,777**	433,064	3.00	13,003
U.S. Dollar and Other Currencies						
Deposits						
Banks	**27,243**	**5.12**	**1,395**	25,940	4.43	1,148
Business and government	**397,331**	**4.18**	**16,626**	368,237	3.70	13,617
Individuals	**136,679**	**2.65**	**3,620**	119,710	1.70	2,040
Total deposits	**561,253**	**3.86**	**21,641**	513,887	3.27	16,805
Securities sold but not yet purchased and securities lent or sold under repurchase agreements	**106,751**	**5.68**	**6,068**	100,084	4.95	4,957
Subordinated debt and other interest bearing liabilities	**34,188**	**5.94**	**2,031**	33,403	6.37	2,128
Total U.S. dollar and other currencies	**702,192**	**4.24**	**29,740**	647,374	3.69	23,890
Other non-interest bearing liabilities	**119,015**			145,830		
Total All Currencies						
Total liabilities and interest expense	**1,289,869**	**3.61**	**46,517**	1,226,268	3.01	36,893
Total equity	**79,546**			73,256		
Total Liabilities, Equity and Interest Expense	**1,369,415**	**3.40**	**46,517**	1,299,524	2.84	36,893
Net interest margin						
– based on earning assets		**1.57**			1.63	
– based on total assets		**1.42**			1.44	
Net interest income			**19,468**			18,681

Certain comparative figures have been reclassified for changes in accounting policy. Refer to Note 1 of the audited annual consolidated financial statements.

Volume/Rate Analysis of Changes in Net Interest Income

TABLE 66

| | 2024/2023 | | |
| | Increase (decrease) due to change in | | |
($ millions) For the year ended October 31	Average balance	Average rate	Total
Assets			
Canadian Dollar			
Interest bearing deposits with banks and other interest bearing assets	(387)	115	(272)
Securities	518	197	715
Securities borrowed or purchased under resale agreements	(36)	385	349
Loans			
Residential mortgages	349	771	1,120
Consumer instalment and other personal	(53)	339	286
Credit cards	251	83	334
Business and government	700	896	1,596
Total loans	1,247	2,089	3,336
Change in Canadian dollar interest income	1,342	2,786	4,128
U.S. Dollar and Other Currencies			
Interest bearing deposits with banks and other interest bearing assets	(168)	523	355
Securities	1,713	1,218	2,931
Securities borrowed or purchased under resale agreements	(21)	654	633
Loans			
Residential mortgages	367	138	505
Consumer instalment and other personal	(333)	45	(288)
Credit cards	26	24	50
Business and government	894	1,203	2,097
Total loans	954	1,410	2,364
Change in U.S. dollar and other currencies interest income	2,478	3,805	6,283
Total All Currencies			
Change in total interest income (a)	3,820	6,591	10,411
Liabilities			
Canadian Dollar			
Deposits			
Banks	(1)	20	19
Business and government	675	905	1,580
Individuals	321	1,277	1,598
Total deposits	995	2,202	3,197
Securities sold but not yet purchased and securities lent or sold under repurchase agreements	(3)	502	499
Subordinated debt and other interest bearing liabilities	11	67	78
Change in Canadian dollar interest expense	1,003	2,771	3,774
U.S. Dollar and Other Currencies			
Deposits			
Banks	58	189	247
Business and government	1,077	1,932	3,009
Individuals	289	1,291	1,580
Total deposits	1,424	3,412	4,836
Securities sold but not yet purchased and securities lent or sold under repurchase agreements	330	781	1,111
Subordinated debt and other interest bearing liabilities	50	(147)	(97)
Change in U.S. dollar and other currencies interest expense	1,804	4,046	5,850
Total All Currencies			
Change in total interest expense (b)	2,807	6,817	9,624
Change in total net interest income (a – b)	1,013	(226)	787

Certain comparative figures have been reclassified for changes in accounting policy. Refer to Note 1 of the audited annual consolidated financial statements.

Net Loans and Acceptances [1] [2]

TABLE 67

($ millions)	Canada		United States		Other countries		Total	
As at October 31	**2024**	2023	**2024**	2023	**2024**	2023	**2024**	2023
Consumer								
Residential mortgages	**158,902**	150,570	**32,168**	26,675	**–**	–	**191,070**	177,245
Consumer instalment and other personal	**69,557**	69,921	**22,962**	33,969	**–**	–	**92,519**	103,890
Credit cards	**12,271**	10,880	**1,341**	1,414	**–**	–	**13,612**	12,294
Total consumer	**240,730**	231,371	**56,471**	62,058	**–**	–	**297,201**	293,429
Business and government								
Commercial real estate	**41,317**	34,399	**34,032**	35,242	**3**	48	**75,352**	69,689
Construction (non-real estate)	**2,712**	2,378	**4,402**	5,112	**82**	–	**7,196**	7,490
Retail trade	**17,682**	16,526	**15,555**	13,631	**58**	184	**33,295**	30,341
Wholesale trade	**6,968**	6,580	**18,470**	16,757	**51**	182	**25,489**	23,519
Agriculture	**13,449**	13,087	**5,031**	5,321	**–**	–	**18,480**	18,408
Communications	**817**	1,310	**559**	600	**–**	–	**1,376**	1,910
Financing products	**–**	–	**7,070**	4,566	**–**	144	**7,070**	4,710
Manufacturing	**7,949**	8,188	**30,678**	31,067	**1,593**	1,201	**40,220**	40,456
Mining	**1,015**	763	**433**	744	**1,876**	1,731	**3,324**	3,238
Oil and gas	**2,345**	2,914	**860**	605	**261**	164	**3,466**	3,683
Transportation	**4,594**	4,976	**9,936**	10,525	**16**	96	**14,546**	15,597
Utilities	**7,031**	7,401	**3,365**	3,940	**589**	783	**10,985**	12,124
Forest products	**708**	601	**648**	693	**–**	–	**1,356**	1,294
Service industries	**27,695**	27,234	**36,052**	37,833	**386**	469	**64,133**	65,536
Financial	**11,965**	11,057	**52,757**	53,944	**7,076**	6,285	**71,798**	71,286
Government	**1,870**	1,912	**341**	450	**459**	370	**2,670**	2,732
Other	**3,232**	2,264	**873**	188	**16**	5	**4,121**	2,457
Total business and government	**151,349**	141,590	**221,062**	221,218	**12,466**	11,662	**384,877**	374,470
Total loans and acceptances, net of allowance for credit losses on impaired loans	**392,079**	372,961	**277,533**	283,276	**12,466**	11,662	**682,078**	667,899
Allowance for credit losses on performing loans	**(1,531)**	(1,272)	**(2,141)**	(1,833)	**(31)**	(18)	**(3,703)**	(3,123)
Total net loans and acceptances	**390,548**	371,689	**275,392**	281,443	**12,435**	11,644	**678,375**	664,776

(1) Segmented credit information by geographic area is based upon the country of ultimate risk.
(2) Consumer and Business and government Net Loans and Acceptances balances are net of allowance for credit losses on impaired loans only.

Certain comparative figures have been reclassified for changes in accounting policy. Refer to Note 1 of the audited annual consolidated financial statements.

Net Loans and Acceptances – Canada by Province [1]

TABLE 68

($ millions) As at October 31	**2024**	2023
Net Loans and Acceptances in Canada by Province		
Atlantic provinces	**19,431**	17,741
Quebec	**57,974**	55,978
Ontario	**177,878**	171,423
Prairie provinces	**60,975**	57,877
British Columbia and territories	**74,290**	68,670
Total net loans and acceptances in Canada	**390,548**	371,689

(1) Segmented credit information by geographic area is based upon the country of ultimate risk.

Certain comparative figures have been reclassified for changes in accounting policy. Refer to Note 1 of the audited annual consolidated financial statements.

Supplemental Information

Gross Impaired Loans [1]

TABLE 69

($ millions, except as noted)	Canada		United States		Other countries		Total	
As at October 31	**2024**	2023	**2024**	2023	**2024**	2023	**2024**	2023
Consumer								
Residential mortgages	**444**	249	**213**	175	**–**	–	**657**	424
Consumer instalment and other personal	**369**	290	**208**	259	**–**	–	**577**	549
Total consumer	**813**	539	**421**	434	**–**	–	**1,234**	973
Business and government								
Commercial real estate	**270**	187	**463**	240	**–**	–	**733**	427
Construction (non-real estate)	**82**	63	**162**	60	**–**	–	**244**	123
Retail trade	**269**	181	**239**	298	**–**	–	**508**	479
Wholesale trade	**75**	61	**294**	182	**–**	–	**369**	243
Agriculture	**84**	53	**85**	82	**–**	–	**169**	135
Communications	**7**	3	**2**	1	**–**	–	**9**	4
Financing products	**–**	–	**–**	–	**–**	–	**–**	–
Manufacturing	**155**	136	**635**	286	**–**	–	**790**	422
Mining	**15**	–	**1**	2	**–**	–	**16**	2
Oil and gas	**1**	–	**2**	22	**–**	–	**3**	22
Transportation	**246**	17	**218**	153	**–**	–	**464**	170
Utilities	**2**	2	**3**	1	**–**	–	**5**	3
Forest products	**4**	3	**1**	1	**–**	–	**5**	4
Service industries	**410**	363	**760**	505	**3**	–	**1,173**	868
Financial	**4**	10	**22**	42	**–**	–	**26**	52
Government	**–**	2	**–**	1	**–**	–	**–**	3
Other	**76**	9	**19**	21	**–**	–	**95**	30
Total business and government	**1,700**	1,090	**2,906**	1,897	**3**	–	**4,609**	2,987
Total gross impaired loans and acceptances (GIL)	**2,513**	1,629	**3,327**	2,331	**3**	–	**5,843**	3,960
Condition Ratios								
GIL as a % of gross loans and acceptances								
Consumer	**0.34**	0.23	**0.75**	0.70	**–**	–	**0.41**	0.33
Business and government	**1.12**	0.77	**1.31**	0.86	**0.02**	–	**1.20**	0.80
Total	**0.64**	0.44	**1.20**	0.82	**0.02**	–	**0.86**	0.59

(1) Segmented credit information by geographic area is based upon the country of ultimate risk.

Changes in Gross Impaired Loans [1]

TABLE 70

($ millions, except as noted)	Canada		United States		Other countries		Total	
As at October 31	**2024**	2023	**2024**	2023	**2024**	2023	**2024**	2023
Gross impaired loans and acceptances (GIL), beginning of year								
Consumer	**539**	391	**434**	216	**–**	–	**973**	607
Business and government	**1,090**	767	**1,897**	604	**–**	13	**2,987**	1,384
Total GIL, beginning of year	**1,629**	1,158	**2,331**	820	**–**	13	**3,960**	1,991
Purchased credit impaired (PCI) loans								
Consumer	**–**	–	**–**	104	**–**	–	**–**	104
Business and government	**–**	–	**–**	311	**–**	–	**–**	311
Total PCI	**–**	–	**–**	415	**–**	–	**–**	415
Additions to impaired loans and acceptances								
Consumer	**1,355**	897	**351**	332	**–**	–	**1,706**	1,229
Business and government	**1,491**	819	**4,219**	1,994	**3**	5	**5,713**	2,818
Total additions	**2,846**	1,716	**4,570**	2,326	**3**	5	**7,419**	4,047
Reductions to impaired loans and acceptances [2]								
Consumer	**(649)**	(506)	**(168)**	(80)	**–**	–	**(817)**	(586)
Business and government	**(480)**	(413)	**(1,810)**	(723)	**1**	(18)	**(2,289)**	(1,154)
Total reductions to impaired loans and acceptances	**(1,129)**	(919)	**(1,978)**	(803)	**1**	(18)	**(3,106)**	(1,740)
Write-offs [3]								
Consumer	**(432)**	(243)	**(196)**	(138)	**–**	–	**(628)**	(381)
Business and government	**(401)**	(83)	**(1,400)**	(289)	**(1)**	–	**(1,802)**	(372)
Total write-offs	**(833)**	(326)	**(1,596)**	(427)	**(1)**	–	**(2,430)**	(753)
GIL, end of year								
Consumer	**813**	539	**421**	434	**–**	–	**1,234**	973
Business and government	**1,700**	1,090	**2,906**	1,897	**3**	–	**4,609**	2,987
Total GIL, end of year	**2,513**	1,629	**3,327**	2,331	**3**	–	**5,843**	3,960

(1) Segmented credit information by geographic area is based upon the country of ultimate risk.
(2) Includes impaired amounts returned to performing status, sales, repayments, the impact of foreign exchange fluctuations and offsets for consumer write-offs which have not been recognized in formations.
(3) Excludes certain loans that are written off directly and not classified as new formations.

Total Allowance for Credit Losses [1][2]

TABLE 71

($ millions, except as noted)	Canada		United States		Other countries		Total	
As at October 31	**2024**	2023	**2024**	2023	**2024**	2023	**2024**	2023
Consumer								
Residential mortgages	**8**	5	**2**	–	**–**	–	**10**	5
Consumer instalment and other personal	**136**	118	**32**	34	**–**	–	**168**	152
Total consumer	**144**	123	**34**	34	**–**	–	**178**	157
Business and government								
Commercial real estate	**24**	31	**15**	3	**–**	–	**39**	34
Construction (non-real estate)	**33**	29	**11**	26	**–**	–	**44**	55
Retail trade	**28**	80	**18**	87	**–**	–	**46**	167
Wholesale trade	**24**	23	**14**	20	**–**	–	**38**	43
Agriculture	**2**	2	**5**	2	**–**	–	**7**	4
Communications	**1**	–	**1**	–	**–**	–	**2**	–
Financing products	**–**	–	**–**	–	**–**	–	**–**	–
Manufacturing	**48**	45	**44**	16	**–**	–	**92**	61
Mining	**–**	–	**–**	–	**–**	–	**–**	–
Oil and gas	**1**	22	**1**	–	**–**	–	**2**	22
Transportation	**46**	5	**22**	15	**–**	–	**68**	20
Utilities	**2**	2	**–**	–	**–**	–	**2**	2
Forest products	**3**	2	**–**	–	**–**	–	**3**	2
Service industries	**93**	86	**17**	22	**–**	–	**110**	108
Financial	**2**	2	**–**	7	**–**	–	**2**	9
Government	**–**	–	**–**	–	**–**	–	**–**	–
Other	**10**	5	**10**	(5)	**–**	–	**20**	–
Total business and government	**317**	334	**158**	193	**–**	–	**475**	527
Total allowance for credit losses on impaired loans	**461**	457	**192**	227	**–**	–	**653**	684
Total allowance for credit losses on performing loans	**1,531**	1,272	**2,141**	1,833	**31**	18	**3,703**	3,123
Total allowance for credit losses on loans	**1,992**	1,729	**2,333**	2,060	**31**	18	**4,356**	3,807
Allowance for credit losses related to off-balance sheet instruments	**193**	169	**318**	287	**69**	4	**580**	460
Total allowance for credit losses	**2,185**	1,898	**2,651**	2,347	**100**	22	**4,936**	4,267
Coverage Ratios								
Allowance for credit losses (ACL) on impaired loans as a % of gross impaired loans and acceptances								
Consumer	**17.71**	22.82	**8.08**	7.83	**–**	–	**14.42**	16.14
Business and government	**18.65**	30.64	**5.44**	10.17	**–**	–	**10.31**	17.64
Total	**18.34**	28.05	**5.77**	9.74	**–**	–	**11.18**	17.27

(1) Segmented credit information by geographic area is based upon the country of ultimate risk.
(2) Amounts exclude Allowance for Credit Losses related to off-balance sheet instruments, which are reported in Other Liabilities.

Changes in Allowance for Credit Losses [1]

TABLE 72

($ millions, except as noted)	Canada		United States		Other countries		Total	
As at October 31	**2024**	2023	**2024**	2023	**2024**	2023	**2024**	2023
Allowance for credit losses (ACL), beginning of year								
Consumer	**1,074**	851	**462**	173	**–**	–	**1,536**	1,024
Business and government	**824**	797	**1,885**	1,162	**22**	15	**2,731**	1,974
Total ACL, beginning of year	**1,898**	1,648	**2,347**	1,335	**22**	15	**4,267**	2,998
Provision for credit losses [2]								
Consumer	**1,225**	789	**258**	437	**–**	–	**1,483**	1,226
Business and government	**407**	124	**1,778**	845	**83**	(9)	**2,268**	960
Total provision for credit losses	**1,632**	913	**2,036**	1,282	**83**	(9)	**3,751**	2,186
Recoveries								
Consumer	**230**	121	**143**	63	**–**	–	**373**	184
Business and government	**106**	26	**88**	55	**–**	–	**194**	81
Total recoveries	**336**	147	**231**	118	**–**	–	**567**	265
Write-offs								
Consumer	**(1,032)**	(621)	**(316)**	(196)	**–**	–	**(1,348)**	(817)
Business and government	**(401)**	(83)	**(1,400)**	(289)	**(1)**	–	**(1,802)**	(372)
Total write-offs	**(1,433)**	(704)	**(1,716)**	(485)	**(1)**	–	**(3,150)**	(1,189)
Other, including foreign exchange rate changes								
Consumer	**(132)**	(66)	**(103)**	(15)	**–**	–	**(235)**	(81)
Business and government	**(116)**	(40)	**(144)**	112	**(4)**	16	**(264)**	88
Total other, including foreign exchange rate changes	**(248)**	(106)	**(247)**	97	**(4)**	16	**(499)**	7
ACL, end of year								
Consumer	**1,365**	1,074	**444**	462	**–**	–	**1,809**	1,536
Business and government	**820**	824	**2,207**	1,885	**100**	22	**3,127**	2,731
Total ACL, end of year	**2,185**	1,898	**2,651**	2,347	**100**	22	**4,936**	4,267
Net write-offs as a % of average net loans and acceptances [3]	**0.29**	0.15	**0.54**	0.15	**0.01**	–	**0.39**	0.15

(1) Segmented credit information by geographic area is based upon the country of ultimate risk.
(2) Excludes provision for credit losses on other assets.
(3) Aggregate Net Loans and Acceptances balances are net of allowance for credit losses on performing loans and impaired loans (excluding those related to off-balance sheet instruments).

Provision for Credit Losses [1]

TABLE 73

($ millions)	Canada		United States		Other countries		Total	
For the year ended October 31	**2024**	2023	**2024**	2023	**2024**	2023	**2024**	2023
Consumer								
Residential mortgages	**38**	18	**10**	1	**–**	–	**48**	19
Consumer instalment and other personal	**420**	266	**80**	113	**–**	–	**500**	379
Credit cards	**496**	314	**108**	52	**–**	–	**604**	366
Total consumer	**954**	598	**198**	166	**–**	–	**1,152**	764
Business and Government								
Commercial real estate	**29**	30	**143**	30	**–**	–	**172**	60
Construction (non-real estate)	**16**	13	**49**	24	**–**	–	**65**	37
Retail trade	**(4)**	18	**106**	95	**–**	–	**102**	113
Wholesale trade	**23**	15	**229**	16	**–**	–	**252**	31
Agriculture	**8**	5	**8**	(55)	**–**	–	**16**	(50)
Communications	**6**	1	**2**	–	**–**	–	**8**	1
Financing products	**–**	–	**–**	–	**–**	–	**–**	–
Manufacturing	**50**	12	**315**	25	**–**	–	**365**	37
Mining	**37**	(1)	**–**	–	**–**	(5)	**37**	(6)
Oil and gas	**1**	(11)	**(7)**	1	**–**	–	**(6)**	(10)
Transportation	**71**	9	**188**	60	**–**	–	**259**	69
Utilities	**–**	–	**1**	–	**–**	–	**1**	–
Forest products	**1**	1	**–**	1	**–**	–	**1**	2
Service industries	**95**	48	**354**	44	**1**	–	**450**	92
Financial	**1**	1	**63**	13	**62**	–	**126**	14
Government	**–**	–	**–**	–	**–**	–	**–**	–
Other	**53**	30	**13**	(4)	**–**	–	**66**	26
Total business and government	**387**	171	**1,464**	250	**63**	(5)	**1,914**	416
Total provision for credit losses on impaired loans	**1,341**	769	**1,662**	416	**63**	(5)	**3,066**	1,180
Provision for credit losses on performing loans	**296**	138	**378**	865	**21**	(5)	**695**	998
Total provision for credit losses	**1,637**	907	**2,040**	1,281	**84**	(10)	**3,761**	2,178
Performance Ratios (%)								
Total PCL-to-average net loans and acceptances	**0.44**	0.25	**0.75**	0.51	**0.73**	(0.09)	**0.57**	0.35
PCL on impaired loans-to-average net loans and acceptances								
Consumer	**0.41**	0.27	**0.36**	0.34	**0.00**	–	**0.40**	0.28
Business and government	**0.27**	0.12	**0.67**	0.12	**0.55**	(0.04)	**0.51**	0.12
Total PCL on impaired loans-to-average net loans and acceptances	**0.36**	0.21	**0.61**	0.17	**0.55**	(0.04)	**0.47**	0.19

(1) Segmented credit information by geographic area is based upon the country of ultimate risk.

Average Deposits [1][2]

TABLE 74

($ millions, except as noted)	**2024**		2023	
	Average balance	**Average rate paid** (%)	Average balance	Average rate paid (%)
Deposits Booked in Canada				
Payable on demand – interest bearing	**62,464**	**4.58**	52,270	4.08
Payable on demand – non-interest bearing	**64,555**	**–**	71,789	–
Payable after notice	**135,487**	**3.59**	125,664	3.08
Payable on a fixed date	**329,317**	**4.55**	292,597	4.11
Total deposits booked in Canada	**591,823**	**3.84**	542,320	3.33
Deposits Booked in the United States				
Payable on demand – interest bearing	**10,577**	**5.00**	17,837	3.30
Payable on demand – non-interest bearing	**10,244**	**–**	26,656	–
Payable after notice	**195,017**	**2.19**	164,149	1.74
Payable on a fixed date	**93,339**	**4.97**	71,644	4.43
Total deposits booked in the United States	**309,177**	**3.05**	280,286	2.36
Deposits Booked in Other Countries				
Payable on demand – interest bearing	**106**	**2.64**	183	2.46
Payable on demand – non-interest bearing	**6**	**–**	44	–
Payable after notice	**2,202**	**5.20**	2,161	4.27
Payable on a fixed date	**45,642**	**5.07**	41,259	4.35
Total deposits booked in other countries	**47,956**	**5.07**	43,647	4.34
Total average deposits	**948,956**	**3.64**	866,253	3.06

(1) As at October 31, 2024 and 2023: deposits by foreign depositors in our Canadian bank offices amounted to $123,141 million and $114,104 million, respectively.
(2) Average deposits payable on a fixed date included $26 million, $44,501 million and $18,427 million of federal funds purchased, commercial paper issued and other deposit liabilities, respectively, as at October 31, 2024 ($88 million, $44,520 million and $17,664 million, respectively, as at October 31, 2023).

Certain comparative figures have been reclassified for changes in accounting policy. Refer to Note 1 of the audited annual consolidated financial statements.

Glossary of Financial Terms

Adjusted Earnings and Measures are non-GAAP and exclude certain specified items from revenue, non-interest expense, provision for credit losses and income taxes that may not be reflective of ongoing business performance. Management considers both reported and adjusted results to be useful in assessing underlying ongoing performance, as set out in the Non-GAAP and Other Financial Measures section.

Allowance for Credit Losses represents an amount deemed appropriate by management to absorb credit-related losses on loans and acceptances and other credit instruments, in accordance with applicable accounting standards. Allowance on Performing Loans is maintained to cover impairment in the existing portfolio for loans that have not yet been individually identified as impaired. **Allowance on Impaired Loans** is maintained to reduce the carrying value of individually identified impaired loans to the expected recoverable amount.

Allowance for Credit Losses on Impaired Loans Ratio is calculated as the allowance for credit losses on impaired loans as a percentage of gross impaired loans and acceptances.

Assets under Administration and Assets under Management refers to assets administered or managed by a financial institution that are beneficially owned by clients and therefore not reported on the balance sheet of the administering or managing financial institution.

Asset-Backed Commercial Paper (ABCP) is backed by assets such as trade receivables, and is generally used for short-term financing needs.

Average Earning Assets represent the daily average balance of deposits at central banks, deposits with other banks, securities borrowed or purchased under resale agreements, securities and loans over the period.

Bankers' Acceptances (BAs) are bills of exchange or negotiable instruments drawn by a borrower for payment at maturity and accepted by a bank. BAs constitute a guarantee of payment by the issuer's bank for a fee and can be traded in the money market.

Basis Point is one one-hundredth of a percentage point.

Book Value per Share represents common shareholders' equity divided by the number of common shares at the end of a period.

Collateral is assets pledged as security to secure loans or other obligations.

Collateralized Mortgage Obligations (CMOs) are debt securities with multiple tranches, issued by structured entities and collateralized by a pool of mortgages. Each tranche offers different terms, interest rates and risks.

Common Equity Tier 1 (CET1) Capital comprises common shareholders' equity, including applicable contractual service margin, net of deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and other items, which may include a portion of expected credit loss provisions or a shortfall in allowances or other specified items.

Common Equity Tier 1 (CET1) Ratio is calculated as CET1 Capital divided by risk-weighted assets. The CET1 Ratio is calculated in accordance with OSFI's Capital Adequacy Requirements (CAR) Guideline.

Common Shareholders' Equity is the most permanent form of capital. For regulatory capital purposes, common shareholders' equity comprises common shareholders' equity, net of capital deductions.

Contractual Service Margin (CSM) represents the unearned profit of a group of insurance contracts that we expect to recognize in the income statement as services are provided.

Credit Valuation Adjustment (CVA) represents fair value adjustments to capture counterparty credit risk in our derivative valuations.

Derivatives are contracts, requiring no or little initial investment, with a value that is derived from movements in underlying interest or foreign exchange rates, equity or commodity prices or other indices. Derivatives are used to transfer, modify or reduce current or expected risks from changes in rates and prices.

Dividend Payout Ratio represents common share dividends as a percentage of net income available to common shareholders. It is calculated by dividing dividends per share by basic earnings per share.

Dividend Yield is calculated as dividends per common share divided by the closing share price.

Earnings per Share (EPS) is calculated by dividing net income available to common shareholders, after deducting preferred share dividends and distributions on other equity instruments, by the average number of common shares outstanding. Diluted EPS, which is BMO's basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS.

Earnings Sensitivity is a measure of the impact of potential changes in interest rates on the projected 12-month pre-tax net income from a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.

Economic Capital is an expression of the enterprise's capital demand requirement relative to its view of the economic risks in its underlying business activities. It represents management's estimation of the likely magnitude of economic losses that could occur should severely adverse situations arise. Economic capital is calculated for various types of risk, including credit, market (trading and non-trading), operational non-financial, business and insurance, based on a one-year time horizon using a defined confidence level.

Economic Value Sensitivity is a measure of the impact of potential changes in interest rates on the market value of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.

Effective Tax Rate is a percentage calculated as provision for income taxes divided by income before provision for income taxes.

Efficiency Ratio (or Expense-to-Revenue Ratio) is a measure of productivity. It is a percentage calculated as non-interest expense divided by total revenue (on a taxable equivalent basis in the operating groups).

Fair Value is the amount of consideration that would be agreed upon in an arm's-length transaction between knowledgeable, willing parties, who are under no compulsion to act, in an orderly market transaction.

Forwards and Futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a specified price and date in the future. Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margin requirements.

Gross Impaired Loans and Acceptances (GIL) is calculated as the credit impaired balance of loans and customers' liability under acceptances.

Gross Impaired Loans and Acceptances (GIL) Ratio is calculated as gross impaired loans and acceptances as a percentage of gross loans and acceptances.

Guarantees and Standby Letters of Credit represent our obligation to make payments to third parties on behalf of a customer if the customer is unable to make the required payments or meet other contractual requirements.

Hedging is a risk management technique used to neutralize, manage or offset interest rate, foreign currency, equity, commodity or credit risk exposures arising from normal banking activities.

High-Quality Liquid Assets (HQLA) are cash or assets that can be converted into cash with little or no loss in value to meet short-term liquidity needs.

Impaired Loans are loans for which there is no longer a reasonable assurance of the timely collection of principal or interest.

Insurance Investment Results represent net returns on insurance-related assets and the impact of the change in discount rates and financial assumptions on insurance contract liabilities.

Insurance Service Results represent insurance service revenue, insurance service expenses and reinsurance results.

Leverage Exposures (LE) consist of on-balance sheet items and specified off-balance sheet items, net of specified adjustments.

Leverage Ratio is a Basel III regulatory measure calculated as Tier 1 Capital divided by LE, in accordance with OSFI's Capital Adequacy Requirements (CAR) Guideline.

Liquidity and Funding Risk is the potential risk that we are unable to meet our financial commitments in a timely manner at reasonable prices as they come due. Financial commitments include liabilities to depositors and suppliers, as well as lending, investment and pledging commitments.

Liquidity Coverage Ratio (LCR) is a Basel III regulatory metric calculated as the ratio of high-quality liquid assets to total net stressed cash outflows over a thirty-day period under a stress scenario, in accordance with guidelines issued by OSFI.

Market Risk is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.

Mark-to-Market represents the valuation of financial instruments at fair value as of the balance sheet date.

Master Netting Agreements are agreements between two parties designed to reduce the credit risk of multiple derivative transactions through the provision of a legal right to offset exposure in the event of default.

Net Interest Income comprises earnings on assets, such as loans and securities, including interest and certain dividend income, less interest expense paid on liabilities, such as deposits. Net interest income, excluding trading, is presented on a basis that excludes trading-related interest income.

Net Interest Margin is the ratio of net interest income to average earning assets, expressed as a percentage or in basis points. Net interest margin, excluding trading net interest income, and trading and insurance average assets is calculated in the same manner, excluding trading-related interest income, and trading and insurance earning assets.

Net Stable Funding Ratio (NSFR) is a regulatory liquidity measure that assesses the stability of a bank's funding profile in relation to the liquidity value of its assets, and is calculated in accordance with OSFI's Liquidity Adequacy Requirements (CAR) Guideline.

Notional Amount refers to the principal amount used to calculate interest and other payments under derivative contracts. The principal amount does not change hands under the terms of a derivative contract, except in the case of cross-currency swaps.

Off-Balance Sheet Financial Instruments comprise a variety of financial arrangements offered to clients, which include credit derivatives, written put options, backstop liquidity facilities, standby letters of credit, performance guarantees, credit enhancements, commitments to extend credit, securities lending, documentary and commercial letters of credit, and other indemnifications.

Office of the Superintendent of Financial Institutions (OSFI) is the government agency responsible for regulating banks, insurance companies, trust companies, loan companies and pension plans in Canada.

Operating Leverage is the difference between the growth rates of revenue and non-interest expense.

Options are contractual agreements that convey to the purchaser the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.

Pre-Provision, Pre-Tax Earnings (PPPT) is calculated as income before the provision for income taxes and provision for (recovery of) credit losses. We use PPPT on both a reported and an adjusted basis to assess our ability to generate sustained earnings growth excluding credit losses, which are impacted by the cyclical nature of a credit cycle.

Provision for Credit Losses (PCL) is a charge to income that represents an amount deemed adequate by management to provide for impairment in a portfolio of loans and acceptances and other credit instruments, given the composition of the portfolio, the probability of default, the economic outlook and the allowance for credit losses already established. PCL can comprise both a provision for credit losses on impaired loans and a provision for credit losses on performing loans.

Provision for Credit Losses (PCL) Ratio is calculated as the annualized total provision for credit losses as a percentage of average net loans and acceptances.

Return on Equity or Return on Common Shareholders' Equity (ROE) is calculated as net income, less preferred dividends and distributions on other equity instruments, as a percentage of average common shareholders' equity. Common shareholders' equity comprises common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings.

Return on Tangible Common Equity (ROTCE) is calculated as net income available to common shareholders, adjusted for the amortization of acquisition-related intangible assets and impairments, as a percentage of average tangible common equity.

Risk-Weighted Assets (RWA) are on- and off-balance sheet exposures adjusted by a regulatory risk-weighted factor to a comparable risk level, in accordance with guidelines issued by OSFI.

Securities Borrowed or Purchased under Resale Agreements are low-cost, low-risk instruments, often supported by the pledge of cash collateral, which arise from transactions that involve the borrowing or purchasing of securities.

Securities Lent or Sold under Repurchase Agreements are low-cost, low-risk liabilities, often supported by cash collateral, which arise from transactions that involve the lending or selling of securities.

Securitization is the practice of selling pools of contractual debts, such as residential mortgages, auto loans and credit card debt obligations, to third parties or trusts, which then typically issue a series of asset-backed securities to investors to fund the purchase of the contractual debts.

Structured Entities (SEs) include entities for which voting or similar rights are not the dominant factor in determining control of the entity. BMO is required to consolidate a SE if it controls the entity by having power over the entity, exposure to variable returns as a result of its involvement and the ability to exercise power to affect the amount of those returns.

Structural (Non-Trading) Market Risk comprises interest rate risk arising from banking activities (loans and deposits) and foreign exchange risk arising from foreign currency operations and exposures.

Swaps are contractual agreements between two parties to exchange a series of cash flows based on notional amounts over a specified period.

Tangible Common Equity is calculated as common shareholders' equity, less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities.

Taxable Equivalent Basis (teb): Operating segment revenue is presented on a taxable equivalent basis (teb). Revenue and the provision for income taxes in BMO Capital Markets and U.S. P&C are increased on tax-exempt securities to an equivalent pre-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The offset to operating segment teb adjustments is reflected in Corporate Services revenue and provision for (recovery of) income taxes.

Tier 1 Capital comprises CET1 Capital and **Additional Tier 1 (AT1) Capital**. AT1 Capital consists of preferred shares and other AT1 capital instruments, including limited recourse capital notes.

Tier 2 Capital comprises subordinated debentures and may include certain credit loss provisions, less regulatory deductions.

Total Capital comprises Tier 1 and Tier 2 Capital.

Total Loss Absorbing Capacity (TLAC) comprises Total Capital and senior unsecured debt subject to the Canadian Bail-In Regime, less regulatory deductions, in accordance with guidelines issued by OSFI.

Total Loss Absorbing Capacity (TLAC) Ratio is calculated as TLAC divided by risk-weighted assets.

Total Loss Absorbing Capacity (TLAC) Leverage Ratio is calculated as TLAC divided by leverage exposures.

Total Shareholder Return: The annual total shareholder return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of the respective period. The return includes the change in share price and assumes dividends received were reinvested in additional common shares.

Trading-Related Revenue comprises net interest income and non-interest revenue earned from on-balance sheet and off-balance sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on a daily basis.

Value-at-Risk (VaR) measures the maximum loss likely to be experienced in the trading and underwriting portfolios, measured at a 99% confidence level over a one-day holding period. VaR is calculated for specific classes of risk in BMO's trading and underwriting activities related to interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.

Statement of Management's Responsibility for Financial Information

Management of Bank of Montreal (the bank) is responsible for the preparation and presentation of the annual consolidated financial statements, Management's Discussion and Analysis (MD&A) and all other information in the Annual Report.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and meet the applicable requirements of the Canadian Securities Administrators (CSA) and the Securities and Exchange Commission (SEC) in the United States. The financial statements also comply with the provisions of the *Bank Act (Canada)* and related regulations, including interpretations of IFRS by our regulator, the Office of the Superintendent of Financial Institutions Canada. The MD&A has been prepared in accordance with the requirements of securities regulators, including National Instrument 51-102 *Continuous Disclosure Obligations* of the CSA.

The consolidated financial statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration given to materiality. In addition, in preparing the financial information we must interpret the requirements described above, make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because events and circumstances in the future may not occur as expected.

The financial information presented in the bank's Annual Report is consistent with that in the consolidated financial statements.

In meeting our responsibility for the reliability and timeliness of financial information, we maintain and rely on a comprehensive system of internal controls, including organizational and procedural controls, disclosure controls and procedures, and internal control over financial reporting. Our system of internal controls includes written communication of our policies and procedures governing corporate conduct and risk management; comprehensive business planning; effective segregation of duties; delegation of authority and personal accountability; escalation of relevant information for decisions regarding public disclosure; careful selection and training of personnel; and accounting policies that we regularly update. Our internal controls are designed to provide reasonable assurance that transactions are authorized, assets are safeguarded and proper records are maintained, and that we are in compliance with all regulatory requirements. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules, and by an internal audit staff, which conducts periodic audits of all aspects of our operations.

As of October 31, 2024, we, as the bank's Chief Executive Officer and Chief Financial Officer, have determined that the bank's internal control over financial reporting is effective. We have certified Bank of Montreal's annual filings with the CSA and with the SEC pursuant to National Instrument 52-109, *Certification of Disclosure in Issuers' Annual and Interim Filings and the Securities Exchange Act of 1934*.

In order to provide their audit opinions on our consolidated financial statements and on the bank's internal control over financial reporting, the Shareholders' Auditors audit our system of internal controls over financial reporting and conduct work to the extent that they consider appropriate. Their audit opinion on the bank's internal control over financial reporting as of October 31, 2024 is set forth on page 133.

The Board of Directors, based on recommendations from its Audit and Conduct Review Committee, reviews and approves the financial information contained in the Annual Report, including the MD&A. The Board of Directors and its relevant committees oversee management's responsibilities for the preparation and presentation of financial information, maintenance of appropriate internal controls, compliance with legal and regulatory requirements, management and control of major risk areas, and assessment of significant and related party transactions.

The Audit and Conduct Review Committee, which is comprised entirely of independent directors, is also responsible for selecting the Shareholders' Auditors and reviewing the qualifications, independence and performance of both the Shareholders' Auditors and internal audit. The Shareholders' Auditors and the bank's Chief Auditor have full and free access to the Board of Directors, its Audit and Conduct Review Committee and other relevant committees to discuss audit, financial reporting and related matters.

The Office of the Superintendent of Financial Institutions Canada conducts examinations and inquiries into the affairs of the bank as are deemed necessary to ensure that the provisions of the *Bank Act*, with respect to the safety of the depositors, are being duly observed and that the bank is in sound financial condition.

KPMG LLP, the independent auditors appointed by the shareholders of the Bank who have audited the consolidated financial statements, have also audited the effectiveness of the Bank's internal control over financial reporting as at October 31, 2024 and have issued their report on page 133.

Darryl White
Chief Executive Officer

Tayfun Tuzun
Chief Financial Officer

Toronto, Canada
December 5, 2024

Independent Auditor's Report

To the Shareholders and the Board of Directors of Bank of Montreal

Opinion

We have audited the consolidated financial statements of Bank of Montreal (the Bank), which comprise:

- the consolidated balance sheets as at October 31, 2024 and October 31, 2023;
- the consolidated statements of income for the years then ended;
- the consolidated statements of comprehensive income for the years then ended;
- the consolidated statements of changes in equity for the years then ended;
- the consolidated statements of cash flows for the years then ended;
- and notes to the consolidated financial statements, including a summary of material accounting policy information

(Hereinafter referred to as the consolidated financial statements).

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Bank as at October 31, 2024 and October 31, 2023, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Consolidated Financial Statements* section of our auditor's report.

We are independent of the Bank in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended October 31, 2024. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

We have determined the matters described below to be the key audit matters to be communicated in our auditor's report.

Assessment of the Allowance for Credit Losses for Loans

Refer to Notes 1 and 4 to the consolidated financial statements.

The Bank's allowance for credit losses (ACL) for loans as at October 31, 2024 was $4,356 million. The Bank's ACL consists of an allowance for impaired loans and an allowance for performing loans (APL), both calculated under the IFRS 9 *Financial Instruments* expected credit losses framework. The APL is calculated for each exposure in the loan portfolio as a function of the key modelled inputs being probability of default (PD), exposure at default (EAD) and loss given default (LGD). In establishing the APL, the Bank's methodology attaches probability weightings to four economic scenarios, which represent the Bank's judgment about a range of forecast economic variables – a base case scenario being the Bank's view of the most probable outcome, as well as upside, downside and severe downside scenarios. Where there has been a significant increase in credit risk, a lifetime APL is recorded; otherwise, 12 months of an APL is generally recorded. The Bank's methodology for determining significant increase in credit risk is primarily based on the change in PD between the origination date and reporting date and is assessed using probability weighted scenarios. The Bank uses Experienced Credit Judgment (ECJ) to reflect factors not captured in the results produced by the APL models. The allowance for individually significant impaired loans is determined based on estimated recoveries for a specific loan based on all events and conditions that are relevant to the loan.

We identified the assessment of the ACL for loans as a key audit matter. Significant auditor judgment was required due to a high degree of measurement uncertainty in the Bank's key modelled inputs, methodology and judgments and their resulting impact on the APL, as described above, including the impact of the macroeconomic environment. Assessing the APL also required significant auditor attention and complex auditor judgment to evaluate the results of audit procedures. Significant auditor judgment was also required due to a high degree of measurement uncertainty and management judgment involved in the assessment of the estimated recoveries for individually significant impaired loans. Further, specialized skills and knowledge, including experience in the industry, were required to apply audit procedures and evaluate the results of those procedures.

The following are the primary procedures we performed to address this key audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Bank's ACL process, with the involvement of credit risk, economics, valuations, and information technology professionals with specialized skills, industry knowledge and relevant experience. This included internal controls related to (1) monitoring and periodic validation of the models used to derive the key modelled inputs, (2) monitoring of the methodology for identifying significant increase in credit risk, and (3) review of the economic variables, probability weighting of scenarios and ECJ. We also evaluated the design and tested the operating effectiveness of certain internal controls over the Bank's ACL process related to loan reviews and the allowance for individually significant impaired loans. This included internal controls related to the determination of loan risk grades for wholesale loans and the assessment of estimated recoveries for individually significant impaired loans. We involved credit risk and economics professionals with specialized skills, industry knowledge and relevant experience, who assisted in evaluating the (1) key modelled inputs and the APL methodology including the determination of significant increases in credit risk by evaluating the methodology for compliance with IFRS 9 and re-calculating model monitoring tests in respect of the key modelled inputs and thresholds used for significant increases in credit risk, (2) economic variables and probability weighting of scenarios used in the models by assessing the variables and scenarios against external economic data, and (3) ECJ overlays to the APL used by the Bank by applying our knowledge of the industry and credit judgment to assess management's judgments. For a selection of wholesale loans, we developed an independent estimate of the loan risk grades using the Bank's borrower risk rating scale and compared that to the Bank's assigned loan risk grade. For a selection of individually significant impaired loans, we evaluated the adequacy of the impaired loans allowance by assessing the estimated recoveries relevant to each loan, and, where appropriate, we involved credit risk and valuations professionals with specialized skills, industry knowledge and relevant experience to assist in the evaluation.

Assessment of the Measurement of the Fair Value of Certain Securities
Refer to Notes 1, 3 and 18 to the consolidated financial statements.

The Bank's securities portfolio included $281,692 million of securities as at October 31, 2024 that are measured at fair value. Included in these amounts are certain securities for which the Bank determines fair value using models that use significant unobservable inputs and third-party net asset valuations (NAVs). Unobservable inputs require the use of significant judgment. Certain of the significant unobservable inputs used in the valuation of such securities include NAVs and multiples.

We identified the assessment of the measurement of the fair value of certain securities as a key audit matter. Significant auditor judgment was required because there was a high degree of measurement uncertainty in the significant unobservable inputs. Significant auditor attention and complex auditor judgment was required to evaluate the results of audit procedures. Further, specialized skills and knowledge, including experience in the industry, were required to apply audit procedures and evaluate the results of those procedures.

The following are the primary procedures we performed to address this key audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Bank's process to determine the fair value of certain securities with the involvement of valuation and information technology professionals with specialized skills, industry knowledge and relevant experience. This included controls related to (1) the assessment of rate sources used in independent price verification, and (2) segregation of duties and access controls. We also evaluated the design and tested the operating effectiveness of the controls related to (1) independent price verification, and (2) review of third-party NAVs or fair value determined by model-based valuation approaches. We tested, with involvement of valuation professionals with specialized skills, industry knowledge and relevant experience, the fair value of a selection of securities, and we (1) compared the NAVs to external information or (2) tested management's process of estimating the fair value by testing the appropriateness of the methods used, evaluating the reasonableness of certain assumptions including multiples, and testing the mathematical accuracy of calculations.

Assessment of Income Tax Uncertainties
Refer to Notes 1 and 23 to the consolidated financial statements.

In determining the provision for income taxes, the Bank interprets tax legislation, case law and administrative positions, and, based on its judgment, records a provision for an estimate of the amount required to settle tax obligations.

We identified the assessment of income tax uncertainties as a key audit matter. Significant auditor judgment was required because there was a high degree of subjectivity in assessing the need to record a provision, based on interpretation of tax legislation, case law and administrative positions, for these uncertainties and estimating the amount of such provision, if necessary. This required significant auditor attention and complex auditor judgment to evaluate the results of audit procedures. Further, specialized skills and knowledge, including experience in the industry, were required to apply audit procedures and evaluate the results of those audit procedures.

The following are the primary procedures we performed to address this key audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Bank's process for evaluating income tax uncertainties with the involvement of tax professionals with specialized skills, industry knowledge and relevant experience. This included controls related to the (1) interpretation of tax legislation, case law and administrative positions and the evaluation of the technical merits of tax positions, and (2) determination of the best estimate of the provision required for these uncertainties. We involved tax professionals with specialized skills, industry knowledge and relevant experience, who assisted in (1) evaluating, based on their knowledge and experience, the Bank's interpretations of tax legislation, case law and administrative positions and the assessment of certain tax uncertainties and expected outcomes, including, if applicable, the measurement thereof, (2) reading advice obtained by the Bank from external counsel and evaluating its impact on the Bank's provision, if necessary, and (3) reading correspondence with taxation authorities and evaluating its impact on the Bank's provision, if necessary.

Assessment of the Valuation of Insurance-related Liabilities and Transition to IFRS 17
Refer to Notes 1 and 15 to the consolidated financial statements.

The Bank's insurance-related liabilities as at October 31, 2024 were $18,770 million. The Bank's methodology for determining insurance-related liabilities incorporates judgments regarding financial and non-financial risk assumptions. The key financial risk assumption is the discount rate which is comprised of a risk-free rate and an illiquidity premium that reflects the characteristics of the underlying insurance-related liabilities. The key non-financial risk assumptions include mortality, policy lapse and expenses. As discussed in Note 1, the Bank adopted International Financial Reporting Standard 17, *Insurance Contracts* (IFRS 17) and recorded a $1,106 million after-tax decrease in shareholders' equity and a $2,181 million increase in its insurance-related liabilities primarily as a result of applying the fair value approach for contracts issued prior to November 1, 2022. The key methods and assumptions used to calculate the Bank's adjustments were the selection and application of the cashflow method, discount rate, explicit risk adjustment and the determination of certain fair value assumptions from a market participant perspective used to calculate the transition contractual service margin (CSM).

We identified the assessment of the valuation of insurance-related liabilities and the transition to IFRS 17 as a key audit matter. Significant auditor judgment was required due to the high degree of measurement uncertainty in the Bank's modelled inputs, methodology and key assumptions, and their resulting impact on insurance-related liabilities. Assessing the insurance-related liabilities also required significant auditor attention and complex auditor judgment to evaluate the results of the audit procedures performed. Further, specialized skills and knowledge, including experience in the industry, were required to apply audit procedures and evaluate the results of those procedures.

The following are the primary procedures we performed to address this key audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Bank's valuation of insurance-related liabilities process and the Bank's process to calculate the CSM upon transition. This included controls related to (1) the development and review of key financial and non-financial risk assumptions, and the actuarial models used to calculate insurance-related liabilities; and (2) the development and review of the fair value approach and key assumptions used to calculate the transition CSM, both with the assistance of actuarial professionals with specialized skills, industry knowledge and relevant experience. We involved actuarial professionals with specialized skills, industry knowledge and relevant experience, who assisted in evaluating (1) the key non-financial assumptions, being mortality, policy lapses and expenses, by comparing them to the Bank's internal and external experience studies, and (2) the impact of assumption changes on the CSM or the consolidated statement of income, by assessing assumption changes and other evidence. We also tested a selection of the underlying evidence and documentation, such as executed policyholder insurance contracts. We assessed the illiquidity premiums used in the determination of the discount rate by comparing a selection against market data for financial instruments with similar illiquidity characteristics. For the transition to IFRS 17, we also involved actuarial professionals with specialized skills, industry knowledge and relevant experience, who assisted in evaluating (1) key assumptions including discount rate, explicit risk adjustment and certain fair value assumptions from a market participant perspective, by comparing them to publicly available market data, and (2) the transition CSM models by examining the methodology and selection and application of the cash flow method.

Other Information

Management is responsible for the other information. Other information comprises:
- the information included in Management's Discussion and Analysis filed with the relevant Canadian Securities Commissions; and
- the information, other than the consolidated financial statements and the auditor's report thereon, included in a document entitled the "Annual Report".

Our opinion on the consolidated financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit and remain alert for indications that the other information appears to be materially misstated.

We obtained the information included in Management's Discussion and Analysis and the Annual Report filed with the relevant Canadian Securities Commissions as at the date of this auditor's report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditor's report.

We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS as issued by the IASB, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Bank's ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Bank's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
- Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.
- Provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.
- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Bank to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.
- Determine, from the matters communicated with those charged with governance, those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our auditor's report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants
The engagement partner on the audit resulting in this auditor's report is Naveen Kumar Kalia.

Toronto, Canada
December 5, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Bank of Montreal

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Bank of Montreal (the Bank) as of October 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Bank as of October 31, 2024 and 2023, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Bank's internal control over financial reporting as of October 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated December 5, 2024 expressed an unqualified opinion on the effectiveness of the Bank's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Audit and Conduct Review Committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of the Allowance for Credit Losses for Loans

As discussed in Notes 1 and 4 to the consolidated financial statements, the Bank's allowance for credit losses (ACL) for loans as at October 31, 2024 was $4,356 million. The Bank's ACL consists of an allowance for impaired loans and an allowance for performing loans (APL), both calculated under the IFRS 9 *Financial Instruments* expected credit losses framework. The APL is calculated for each exposure in the loan portfolio as a function of the key modelled inputs being probability of default (PD), exposure at default (EAD) and loss given default (LGD). In establishing the APL, the Bank's methodology attaches probability weightings to four economic scenarios, which represent the Bank's judgment about a range of forecast economic variables – a base case scenario being the Bank's view of the most probable outcome, as well as upside, downside and severe downside scenarios. Where there has been a significant increase in credit risk, a lifetime APL is recorded; otherwise, 12 months of an APL is generally recorded. The Bank's methodology for determining significant increase in credit risk is primarily based on the change in PD between the origination date and reporting date and is assessed using probability weighted scenarios. The Bank uses Experienced Credit Judgment (ECJ) to reflect factors not captured in the results produced by the APL models. The allowance for individually significant impaired loans is determined based on estimated recoveries for a specific loan based on all events and conditions that are relevant to the loan.

We identified the assessment of the ACL for loans as a critical audit matter. Significant auditor judgment was required due to a high degree of measurement uncertainty in the Bank's key modelled inputs, methodology and judgments and their resulting impact on the APL, as described above, including the impact of the macroeconomic environment. Assessing the APL also required significant auditor attention and complex auditor judgment to evaluate the results of audit procedures. Significant auditor judgment was also required due to a high degree of measurement uncertainty and management judgment involved in the assessment of the estimated recoveries for individually significant impaired loans. Further, specialized skills and knowledge, including experience in the industry, were required to apply audit procedures and evaluate the results of those procedures.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Bank's ACL process, with the involvement of credit risk, economics, valuations, and information technology professionals with specialized skills, industry knowledge and relevant experience. This included internal controls related to (1) monitoring and periodic validation of the models used to derive the key modelled inputs, (2) monitoring of the methodology for identifying significant increase in credit risk, and (3) review of the economic variables, probability weighting of scenarios and ECJ. We also evaluated the design and tested the operating effectiveness of certain internal controls over the Bank's ACL process related to loan reviews and the allowance for individually significant impaired loans. This included internal controls related to the determination of loan risk grades for wholesale loans and the assessment of estimated recoveries for individually significant impaired loans. We involved credit risk and economics professionals with specialized skills, industry knowledge and relevant experience, who assisted in evaluating the (1) key modelled inputs and the APL methodology including the determination of significant increases in credit risk by evaluating the methodology for compliance with IFRS 9 and re-calculating model monitoring tests in respect of the key modelled inputs and thresholds used for significant increases in credit risk, (2) economic variables and probability weighting of scenarios used in the models by assessing the variables and scenarios against external economic data, and (3) ECJ overlays to the APL used by the Bank by applying our knowledge of the industry and credit judgment to assess management's judgments. For a selection of wholesale loans, we developed an independent estimate of the loan risk grades using the Bank's borrower risk rating scale and compared that to the Bank's assigned loan risk grade. For a selection of individually significant impaired loans, we evaluated the adequacy of the impaired loans allowance by assessing the estimated recoveries relevant to each loan, and, where appropriate, we involved credit risk and valuations professionals with specialized skills, industry knowledge and relevant experience to assist in the evaluation.

Assessment of the Measurement of the Fair Value of Certain Securities

As discussed in Notes 1, 3 and 18 to the consolidated financial statements, the Bank's securities portfolio included $281,692 million of securities as at October 31, 2024 that are measured at fair value. Included in these amounts are certain securities for which the Bank determines fair value using models that use significant unobservable inputs and third-party net asset valuations (NAVs). Unobservable inputs require the use of significant judgment. Certain of the significant unobservable inputs used in the valuation of such securities include NAVs and multiples.

We identified the assessment of the measurement of the fair value of certain securities as a critical audit matter. Significant auditor judgment was required because there was a high degree of measurement uncertainty in the significant unobservable inputs. Significant auditor attention and complex auditor judgment was required to evaluate the results of audit procedures. Further, specialized skills and knowledge, including experience in the industry, were required to apply audit procedures and evaluate the results of those procedures.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Bank's process to determine the fair value of certain securities with the involvement of valuation and information technology professionals with specialized skills, industry knowledge and relevant experience. This included controls related to (1) the assessment of rate sources used in independent price verification, and (2) segregation of duties and access controls. We also evaluated the design and tested the operating effectiveness of the controls related to (1) independent price verification, and (2) review of third-party NAVs or fair value determined by model-based valuation approaches. We tested, with involvement of valuation professionals with specialized skills, industry knowledge and relevant experience, the fair value of a selection of securities, and we (1) compared the NAVs to external information or (2) tested management's process of estimating the fair value by testing the appropriateness of the methods used, evaluating the reasonableness of certain assumptions including multiples, and testing the mathematical accuracy of calculations.

Assessment of Income Tax Uncertainties

As discussed in Notes 1 and 23 to the consolidated financial statements, in determining the provision for income taxes, the Bank interprets tax legislation, case law and administrative positions, and, based on its judgment, records a provision for an estimate of the amount required to settle tax obligations.

We identified the assessment of income tax uncertainties as a critical audit matter. Significant auditor judgment was required because there was a high degree of subjectivity in assessing the need to record a provision, based on interpretation of tax legislation, case law and administrative positions, for these uncertainties and estimating the amount of such provision, if necessary. This required significant auditor attention and complex auditor judgment to evaluate the results of audit procedures. Further, specialized skills and knowledge, including experience in the industry, were required to apply audit procedures and evaluate the results of those audit procedures.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Bank's process for evaluating income tax uncertainties with the involvement of tax professionals with specialized skills, industry knowledge and relevant experience. This included controls related to the (1) interpretation of tax legislation, case law and administrative positions and the evaluation of the technical merits of tax positions, and (2) determination of the best estimate of the provision required for these uncertainties. We involved tax professionals with specialized skills, industry knowledge and relevant experience, who assisted in (1) evaluating, based on their knowledge and experience, the Bank's interpretations of tax legislation, case law and administrative positions and the assessment of certain tax uncertainties and expected outcomes, including, if applicable, the measurement thereof, (2) reading advice obtained by the Bank from external counsel and evaluating its impact on the Bank's provision, if necessary, and (3) reading correspondence with taxation authorities and evaluating its impact on the Bank's provision, if necessary.

Assessment of the Valuation of Insurance-related Liabilities and Transition to IFRS 17

As discussed in Notes 1 and 15 to the consolidated financial statements, the Bank's insurance-related liabilities as at October 31, 2024 were $18,770 million. The Bank's methodology for determining insurance-related liabilities incorporates judgments regarding financial and non-financial risk assumptions. The key financial risk assumption is the discount rate which is comprised of a risk-free rate and an illiquidity premium that reflects the characteristics of the underlying insurance-related liabilities. The key non-financial risk assumptions include mortality, policy lapse and expenses. As discussed in Note 1, the Bank adopted International Financial Reporting Standard 17, Insurance Contracts (IFRS 17) and recorded a $1,106 million after-tax decrease in shareholders' equity and a $2,181 million increase in its insurance-related liabilities primarily as a result of applying the fair value approach for contracts issued prior to November 1, 2022. The key methods and assumptions used to calculate the Bank's adjustments were the selection and application of the cashflow method, discount rate, explicit risk adjustment and the determination of certain fair value assumptions from a market participant perspective used to calculate the transition contractual service margin (CSM).

We identified the assessment of the valuation of insurance-related liabilities and the transition to IFRS 17 as a critical audit matter. Significant auditor judgment was required due to the high degree of measurement uncertainty in the Bank's modelled inputs, methodology and key assumptions, and their resulting impact on insurance-related liabilities. Assessing the insurance-related liabilities also required significant auditor attention and complex auditor judgment to evaluate the results of the audit procedures performed. Further, specialized skills and knowledge, including experience in the industry, were required to apply audit procedures and evaluate the results of those procedures.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Bank's valuation of insurance-related liabilities process and the Bank's process to calculate the CSM upon transition. This included controls related to (1) the development and review of key financial and non-financial risk assumptions, and the actuarial models used to calculate insurance-related liabilities; and (2) the development and review of the fair value approach and key assumptions used to calculate the transition CSM, both with the assistance of actuarial professionals with specialized skills, industry knowledge and relevant experience. We involved actuarial professionals with specialized skills, industry knowledge and relevant experience, who assisted in evaluating (1) the key non-financial assumptions, being mortality, policy lapses and expenses, by comparing them to the Bank's internal and external experience studies, and (2) the impact of assumption changes on the CSM or the consolidated statement of income, by assessing assumption changes and other evidence. We also tested a selection of the underlying evidence and documentation, such as executed policyholder insurance contracts. We assessed the illiquidity premiums used in the determination of the discount rate by comparing a selection against market data for financial instruments with similar illiquidity characteristics. For the transition to IFRS 17, we also involved actuarial professionals with specialized skills, industry knowledge and relevant experience, who assisted in evaluating (1) key assumptions including discount rate, explicit risk adjustment and certain fair value assumptions from a market participant perspective, by comparing them to publicly available market data, and (2) the transition CSM models by examining the methodology and selection and application of the cash flow method.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants
We have served as the Bank's auditor since 2004 and as joint auditor for the prior 14 years.

Toronto, Canada
December 5, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Bank of Montreal

Opinion on Internal Control Over Financial Reporting

We have audited Bank of Montreal's internal control over financial reporting as of October 31, 2024, based on the criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, Bank of Montreal (the Bank) maintained, in all material respects, effective internal control over financial reporting as of October 31, 2024, based on the criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Bank as of October 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated December 5, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Bank's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading Management's Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting, on page 117 of Management's Discussion and Analysis. Our responsibility is to express an opinion on the Bank's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants
Toronto, Canada
December 5, 2024

Consolidated Statement of Income

For the Year Ended October 31 (Canadian $ in millions, except as noted)		2024		2023
Interest, Dividend and Fee Income				
Loans	$	**40,069**	$	34,310
Securities (Notes 3 and 10) (1)		**15,038**		11,392
Securities borrowed or purchased under resale agreements		**6,843**		5,859
Deposits with banks		**4,035**		4,013
		65,985		55,574
Interest Expense				
Deposits		**34,580**		26,547
Securities sold but not yet purchased and securities lent or sold under repurchase agreements		**8,907**		7,299
Subordinated debt		**456**		430
Other liabilities (Note 14)		**2,574**		2,617
		46,517		36,893
Net Interest Income		**19,468**		18,681
Non-Interest Revenue				
Securities commissions and fees		**1,106**		1,025
Deposit and payment service charges		**1,626**		1,517
Trading revenues (losses) (Notes 10 and 18)		**2,377**		(216)
Lending fees		**1,464**		1,548
Card fees		**847**		700
Investment management and custodial fees		**2,056**		1,851
Mutual fund revenues		**1,324**		1,244
Underwriting and advisory fees		**1,399**		1,107
Securities gains, other than trading (Note 3)		**200**		180
Foreign exchange gains, other than trading		**263**		234
Insurance service results (Note 15)		**340**		389
Insurance investment results (Note 15)		**105**		171
Share of profit in associates and joint ventures		**207**		185
Other revenues		**13**		643
		13,327		10,578
Total Revenue		**32,795**		29,259
Provision for Credit Losses (Notes 4 and 10)		**3,761**		2,178
Non-Interest Expense				
Employee compensation (Notes 21 and 22)		**10,872**		11,460
Premises and equipment (Note 9)		**4,117**		4,870
Amortization of intangible assets (Note 11)		**1,112**		1,008
Advertising and business development		**837**		812
Communications		**388**		367
Professional fees		**583**		863
Association, clearing and annual regulator fees		**321**		272
Other		**1,269**		1,482
		19,499		21,134
Income Before Provision for Income Taxes		**9,535**		5,947
Provision for income taxes (Note 23)		**2,208**		1,510
Net Income	$	**7,327**	$	4,437
Attributable to:				
Bank shareholders	$	**7,318**	$	4,425
Non-controlling interest in subsidiaries		**9**		12
Net Income	$	**7,327**	$	4,437
Earnings Per Common Share (Canadian $) (Note 24)				
Basic	$	**9.52**	$	5.77
Diluted		**9.51**		5.76
Dividends per common share		**6.12**		5.80

(1) Includes interest income on securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, calculated using the effective interest rate method, of $7,826 million for the year ended October 31, 2024 ($6,027 million in 2023).

The accompanying notes are an integral part of these consolidated financial statements.

Certain comparative figures have been reclassified for changes in accounting policy (Note 1).

Darryl White
Chief Executive Officer

Jan Babiak
Chair, Audit and Conduct Review Committee

Consolidated Statement of Comprehensive Income

For the Year Ended October 31 (Canadian $ in millions)	2024	2023
Net Income	$ 7,327	$ 4,437
Other Comprehensive Income, net of taxes (Note 23)		
Items that will subsequently be reclassified to net income		
Net change in unrealized gains (losses) on fair value through OCI debt securities		
Unrealized gains (losses) on fair value through OCI debt securities arising during the year	217	(74)
Reclassification to earnings of (gains) during the year	(83)	(31)
	134	(105)
Net change in unrealized gains (losses) on derivatives designated as cash flow hedges		
Gains (losses) on derivatives designated as cash flow hedges arising during the year (Note 8)	2,512	(1,292)
Reclassification to earnings/goodwill of losses on derivatives designated as cash flow hedges during the year (Note 10)	1,417	973
	3,929	(319)
Net gains on translation of net foreign operations		
Unrealized gains on translation of net foreign operations	287	1,399
Unrealized (losses) on hedges of net foreign operations	(100)	(373)
	187	1,026
Items that will not be subsequently reclassified to net income		
Net unrealized gains on fair value through OCI equity securities arising during the year	9	–
Net (losses) on remeasurement of pension and other employee future benefit plans (Note 22)	(69)	(1)
Net (losses) on remeasurement of own credit risk on financial liabilities designated at fair value	(633)	(291)
	(693)	(292)
Total Other Comprehensive Income, net of taxes (Note 23)	3,557	310
Total Comprehensive Income	$ 10,884	$ 4,747
Attributable to:		
Bank shareholders	$ 10,875	$ 4,735
Non-controlling interest in subsidiaries	9	12
Total Comprehensive Income	$ 10,884	$ 4,747

The accompanying notes are an integral part of these consolidated financial statements.

Certain comparative figures have been reclassified for changes in accounting policy (Note 1).

Consolidated Financial Statements

Consolidated Balance Sheet

As at October 31 (Canadian $ in millions)		2024		2023
Assets				
Cash and Cash Equivalents (Note 2)	$	**65,098**	$	77,934
Interest Bearing Deposits with Banks (Note 2)		**3,640**		4,109
Securities (Notes 3 and 10)				
Trading		**168,926**		123,718
Fair value through profit or loss		**19,064**		16,733
Fair value through other comprehensive income		**93,702**		62,819
Debt securities at amortized cost		**115,188**		116,814
		396,880		320,084
Securities Borrowed or Purchased Under Resale Agreements (Note 4)		**110,907**		115,662
Loans (Notes 4, 6 and 10)				
Residential mortgages		**191,080**		177,250
Consumer instalment and other personal		**92,687**		104,042
Credit cards		**13,612**		12,294
Business and government		**384,993**		366,886
		682,372		660,472
Allowance for credit losses (Note 4)		**(4,356)**		(3,807)
		678,016		656,665
Other Assets				
Derivative instruments (Note 8)		**47,253**		39,976
Customers' liability under acceptances (Note 12)		**359**		8,111
Premises and equipment (Note 9)		**6,249**		6,241
Goodwill (Notes 10 and 11)		**16,774**		16,728
Intangible assets (Notes 10 and 11)		**4,925**		5,216
Current tax assets		**2,219**		2,052
Deferred tax assets (Note 23)		**3,024**		3,420
Receivable from brokers, dealers and clients		**31,916**		53,002
Other (Note 12)		**42,387**		37,806
		155,106		172,552
Total Assets	$	**1,409,647**	$	1,347,006
Liabilities and Equity				
Deposits (Note 13)	$	**982,440**	$	910,879
Other Liabilities				
Derivative instruments (Note 8)		**58,303**		50,193
Acceptances (Note 14)		**359**		8,111
Securities sold but not yet purchased (Note 14)		**35,030**		43,774
Securities lent or sold under repurchase agreements (Note 6)		**110,791**		106,108
Securitization and structured entities' liabilities (Notes 6 and 7)		**40,164**		27,094
Insurance-related liabilities (Note 15)		**18,770**		14,458
Payable to brokers, dealers and clients		**34,407**		53,754
Other (Note 14)		**36,720**		48,284
		334,544		351,776
Subordinated Debt (Note 16)		**8,377**		8,228
Total Liabilities	$	**1,325,361**	$	1,270,883
Equity				
Preferred shares and other equity instruments (Note 17)		**8,087**		6,958
Common shares (Note 17)		**23,921**		22,941
Contributed surplus		**354**		328
Retained earnings		**46,469**		44,006
Accumulated other comprehensive income		**5,419**		1,862
Total shareholders' equity		**84,250**		76,095
Non-controlling interest in subsidiaries (Note 17)		**36**		28
Total Equity		**84,286**		76,123
Total Liabilities and Equity	$	**1,409,647**	$	1,347,006

The accompanying notes are an integral part of these consolidated financial statements.

Certain comparative figures have been reclassified for changes in accounting policy (Note 1).

Consolidated Statement of Changes in Equity

For the Year Ended October 31 (Canadian $ in millions)		2024		2023
Preferred Shares and Other Equity Instruments (Note 17)				
Balance at beginning of year	$	6,958	$	6,308
Issued during the year		2,379		650
Redeemed during the year		(1,250)		–
Balance at End of Year		8,087		6,958
Common Shares (Note 17)				
Balance at beginning of year		22,941		17,744
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan		905		1,609
Issued under the Stock Option Plan		74		61
Treasury shares sold		1		14
Issued to align capital position with increased regulatory requirements as announced by OSFI (Note 17)		–		3,360
Issued for acquisitions (Notes 10 and 17)		–		153
Balance at End of Year		23,921		22,941
Contributed Surplus				
Balance at beginning of year		328		317
Stock option expense, net of options exercised (Note 21)		15		11
Net premium (discount) on sale of treasury shares		11		(2)
Other		–		2
Balance at End of Year		354		328
Retained Earnings				
Balance at beginning of year		44,006		45,117
Impact from accounting policy changes (Note 1)		–		(974)
Net income attributable to bank shareholders		7,318		4,425
Dividends on preferred shares and distributions payable on other equity instruments (Note 17)		(386)		(331)
Dividends on common shares (Note 17)		(4,458)		(4,148)
Equity issue expense		(11)		(73)
Net discount on sale of treasury shares		–		(10)
Balance at End of Year		46,469		44,006
Accumulated Other Comprehensive (Loss) on Fair Value through OCI Securities, net of taxes				
Balance at beginning of year		(464)		(359)
Unrealized gains (losses) on fair value through OCI debt securities arising during the year		217		(74)
Unrealized gains on fair value through OCI equity securities arising during the year		9		–
Reclassification to earnings of (gains) during the year		(83)		(31)
Balance at End of Year		(321)		(464)
Accumulated Other Comprehensive (Loss) on Cash Flow Hedges, net of taxes				
Balance at beginning of year		(5,448)		(5,129)
Gains (losses) on derivatives designated as cash flow hedges arising during the year (Note 8)		2,512		(1,292)
Reclassification to earnings/goodwill of losses on derivatives designated as cash flow hedges during the year (Note 10)		1,417		973
Balance at End of Year		(1,519)		(5,448)
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations, net of taxes				
Balance at beginning of year		6,194		5,168
Unrealized gains on translation of net foreign operations		287		1,399
Unrealized (losses) on hedges of net foreign operations		(100)		(373)
Balance at End of Year		6,381		6,194
Accumulated Other Comprehensive Income on Pension and Other Employee Future Benefit Plans, net of taxes				
Balance at beginning of year		943		944
(Losses) on remeasurement of pension and other employee future benefit plans (Note 22)		(69)		(1)
Balance at End of Year		874		943
Accumulated Other Comprehensive Income on Own Credit Risk on Financial Liabilities Designated at Fair Value, net of taxes				
Balance at beginning of year		637		928
(Losses) on remeasurement of own credit risk on financial liabilities designated at fair value		(633)		(291)
Balance at End of Year		4		637
Total Accumulated Other Comprehensive Income		5,419		1,862
Total Shareholders' Equity		84,250		76,095
Non-Controlling Interest in Subsidiaries (Note 17)				
Balance at beginning of year		28		–
Acquisition (Note 10)		–		16
Net income attributable to non-controlling interest in subsidiaries		9		12
Dividends to non-controlling interest in subsidiaries		(3)		–
Other		2		–
Balance at End of Year		36		28
Total Equity	$	84,286	$	76,123

The accompanying notes are an integral part of these consolidated financial statements.

Certain comparative figures have been reclassified for changes in accounting policy (Note 1).

Consolidated Statement of Cash Flows

For the Year Ended October 31 (Canadian $ in millions)	2024	2023
Cash Flows Provided by Operating Activities		
Net Income	$ 7,327	$ 4,437
Adjustments to determine net cash flows provided by operating activities:		
Securities (gains), other than trading (Note 3)	(200)	(180)
Depreciation of premises and equipment (Note 9)	970	1,022
Depreciation of other assets	28	62
Amortization of intangible assets (Note 11)	1,112	1,008
Provision for credit losses (Note 4)	3,761	2,178
Deferred taxes (Note 23)	153	(708)
Share of (profit) in associates and joint ventures	(207)	(185)
Changes in operating assets and liabilities:		
Trading securities	(42,700)	(13,290)
Derivative assets	(85)	14,373
Derivative liabilities	2,123	(14,924)
Current income taxes	257	(990)
Accrued interest receivable and payable	785	1,956
Insurance-related liabilities	4,312	3,257
Brokers, dealers and clients receivable and payable	1,529	405
Other items and accruals, net	(7,099)	4,028
Deposits	68,441	32,721
Loans	(24,636)	(25,094)
Securities sold but not yet purchased	(8,786)	5,652
Securities lent or sold under repurchase agreements	3,766	(5,130)
Securities borrowed or purchased under resale agreements	5,480	(885)
Securitization and structured entities' liabilities	12,699	(122)
Net Cash Provided by Operating Activities	29,030	9,591
Cash Flows Provided by (Used in) Financing Activities		
Liabilities of subsidiaries	(12,071)	2,068
Proceeds from issuance of covered bonds (Note 13)	–	8,027
Redemption/buyback of covered bonds (Note 13)	(2,327)	(10,743)
Proceeds from issuance of subordinated debt (Note 16)	1,000	1,150
Repayment of subordinated debt (Note 16)	(1,000)	(1,179)
Proceeds from issuance of preferred shares, net of issuance costs (Note 17)	2,368	648
Redemption of preferred shares (Note 17)	(1,250)	–
Net proceeds from issuance of common shares (Note 17)	67	3,339
Net sale of treasury shares (Note 17)	1	14
Cash dividends and distributions paid	(3,840)	(2,703)
Cash dividends paid to non-controlling interest	(3)	–
Repayment of lease liabilities	(357)	(353)
Net Cash Provided by (Used in) Financing Activities	(17,412)	268
Cash Flows (Used in) Investing Activities		
Interest bearing deposits with banks	515	1,680
Purchases of securities, other than trading	(86,980)	(50,149)
Maturities of securities, other than trading	27,323	20,905
Proceeds from sales of securities, other than trading	36,177	23,186
Net purchases of premises and equipment and software (Notes 9 and 11)	(1,564)	(1,677)
Acquisitions (Note 10) (1)	–	(15,102)
Net Cash (Used in) Investing Activities	(24,529)	(21,157)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	75	1,766
Net (decrease) in Cash and Cash Equivalents	(12,836)	(9,532)
Cash and Cash Equivalents at Beginning of Year	77,934	87,466
Cash and Cash Equivalents at End of Year (Note 2)	$ 65,098	$ 77,934
Supplemental Disclosure of Cash Flow Information		
Net cash provided by operating activities includes:		
Interest paid in the year (2)	$ 45,092	$ 33,747
Income taxes paid in the year	2,450	2,591
Interest received in the year	63,108	52,112
Dividends received in the year	2,481	2,349

(1) This amount is net of cash and cash equivalents of $3,646 million acquired as part of acquisitions during the year ended October 31, 2023. To mitigate changes in the Canadian dollar equivalent of the Bank of the West purchase price on closing, we entered into forward contracts, which qualified for hedge accounting.

(2) Includes dividends paid on securities sold but not yet purchased.

The accompanying notes are an integral part of these consolidated financial statements.

Certain comparative figures have been reclassified for changes in accounting policy (Note 1).

Note 1: Basis of Presentation

Bank of Montreal (the bank or BMO) is a chartered bank under the *Bank Act (Canada)* and is a public company incorporated in Canada. We are a highly diversified financial services company, providing a broad range of personal and commercial banking, wealth management and investment banking products and services. The bank's head office is at 129 rue Saint-Jacques, Montreal, Quebec. Our executive offices are at 100 King Street West, 1 First Canadian Place, Toronto, Ontario. Our common shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange.

We have prepared these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). We also comply with interpretations of IFRS by our regulator, the Office of the Superintendent of Financial Institutions (OSFI).

Our consolidated financial statements have been prepared on a historical cost basis, except for the revaluation of the following items: assets and liabilities held for trading; financial assets and liabilities measured or designated at fair value through profit or loss (FVTPL); financial assets measured or designated at FVOCI; financial assets and liabilities designated as hedged items in qualifying fair value hedge relationships; cash-settled share-based payment liabilities; defined benefit pension and other employee future benefit liabilities; and insurance-related liabilities.

These consolidated financial statements were authorized for issue by the Board of Directors on December 5, 2024.

Basis of Consolidation

These consolidated financial statements are inclusive of the financial statements of our subsidiaries as at October 31, 2024. We conduct business through a variety of corporate structures, including subsidiaries, structured entities (SEs), associates and joint ventures. Subsidiaries are those entities where we exercise control through our ownership of the majority of the voting shares. We also hold interests in SEs, which we consolidate when we control the SEs. These are more fully described in Note 7. All of the assets, liabilities, revenues and expenses of our subsidiaries and consolidated SEs are included in our consolidated financial statements. All intercompany transactions and balances are eliminated on consolidation.

We hold investments in associates, where we exert significant influence over operating and financing decisions (generally companies in which we own between 20% and 50% of the voting shares). These are accounted for using the equity method. The equity method is also applied to our investments in joint ventures, which are entities where we exercise joint control through an agreement with other shareholders. Under the equity method of accounting, investments are initially recorded at cost, and the carrying amount is increased or decreased to recognize our share of an investee's net income or loss, including other comprehensive income or loss. Additional information regarding accounting for investments in associates and joint ventures is included in Note 12.

Material Accounting Policies

To facilitate a better understanding of our consolidated financial statements, we have disclosed our material accounting policies throughout the following notes with the related financial disclosures by major caption:

Note	Topic	Page	Note	Topic	Page
1	Basis of Presentation	139	16	Subordinated Debt	178
2	Cash and Interest Bearing Deposits with Banks	145	17	Equity	179
3	Securities	146	18	Fair Value Measurements and Trading-Related Revenue	182
4	Loans and Allowance for Credit Losses	148	19	Offsetting of Financial Assets and Financial Liabilities	188
5	Risk Management	155	20	Capital Management	189
6	Transfers of Financial Assets	156	21	Employee Compensation – Share-Based Compensation	190
7	Structured Entities	157	22	Employee Compensation – Pension and Other Employee Future Benefits	192
8	Derivative Instruments	160	23	Income Taxes	196
9	Premises and Equipment	169	24	Earnings Per Share	199
10	Acquisitions	170	25	Commitments, Guarantees, Pledged Assets, Provisions and Contingent Liabilities	199
11	Goodwill and Intangible Assets	172	26	Operating and Geographic Segmentation	202
12	Other Assets	173	27	Significant Subsidiaries	205
13	Deposits	174	28	Related Party Transactions	205
14	Other Liabilities	175			
15	Insurance	176			

Translation of Foreign Currencies

We conduct business in a variety of foreign currencies and present our consolidated financial statements in Canadian dollars, which is our functional currency. Monetary assets and liabilities, as well as non-monetary assets and liabilities measured at fair value, that are denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities not measured at fair value are translated into Canadian dollars at historical rates. Revenues and expenses denominated in foreign currencies are translated using the average exchange rate for the year.

Unrealized gains and losses arising from translating our net investment in foreign operations into Canadian dollars, net of related hedging activities and applicable income taxes, are included in our Consolidated Statement of Comprehensive Income within net gains on translation of net foreign operations. When we dispose of a foreign operation such that control, significant influence or joint control is lost, the cumulative amount of the gain (loss) on translation and any applicable hedging activities and related income taxes is reclassified to our Consolidated Statement of Income as part of the gain or loss on disposition.

Foreign currency translation gains and losses on equity securities measured at FVOCI that are denominated in foreign currencies are included in accumulated other comprehensive income on FVOCI equity securities, net of taxes, in our Consolidated Statement of Changes in Equity. All other foreign currency translation gains and losses are included in foreign exchange gains, other than trading, in our Consolidated Statement of Income as they arise.

From time to time, we enter into foreign exchange hedge contracts to reduce our exposure to changes in the value of foreign currencies. Realized and unrealized gains and losses that arise on the mark-to-market of foreign exchange contracts related to economic hedges are included in non-interest revenue in our Consolidated Statement of Income. Changes in the fair value of derivative contracts that qualify for hedge accounting are recorded in our Consolidated Statement of Comprehensive Income within net change in unrealized gains (losses) on derivatives designated as cash flow hedges, with the spot/forward differential (the difference between the foreign currency exchange rate at the inception of the contract and the rate at the end of the contract) recorded in interest income (expense) over the term of the hedge.

Revenue
Dividend Income
Dividend income is recognized when the right to receive payment is established. This is the ex-dividend date for listed equity securities.

Fee Income
Fee income is recognized based on the purpose of the fee and the terms specified in the contract with customers, generally when we have completed our obligations as specified in the contract. Payment is typically due when our obligation has been satisfied or shortly thereafter, so there is generally no significant financing component associated with payments due to us. For contracts where the transaction price includes variable consideration, revenue is only recognized to the extent that it is highly probable. When another party is involved in providing a service to a customer, we determine whether we act as a principal or an agent, which may require judgment. If we act as a principal (i.e. when we control the services in the contract before they are transferred to customers), we present revenue separately from the amount paid to the other party; otherwise, we present revenue net of the amount paid to the other party.

Securities commissions and fees are earned in BMO Wealth Management (BMO WM) and BMO Capital Markets (BMO CM) on brokerage transactions executed for customers, generally as a fixed fee per share traded, and the commissions and related clearing expense are recognized on trade date. There are also fees based on a percentage of the customer's portfolio holdings that entitle them to investment advice and a certain number of trades, which are recorded over the period to which the fees relate.

Deposit and payment service charges are primarily earned in Personal and Commercial Banking (P&C), and include monthly account maintenance fees and other activity-based fees earned on deposit and cash management services. Fees are recognized over time when account maintenance and cash management services are provided, or at a point in time when an income-generating activity is performed.

Card fees are earned in P&C and primarily include interchange income, late fees and annual fees. Card fees are recorded when the related services are provided, except for annual fees, which are recorded evenly throughout the year. Interchange income is calculated as a percentage of the transaction amount and/or a fixed price per transaction, as established by the payment network, and is recognized when the card transaction is settled. Reward costs for our cards are recorded as a reduction in card fees when redeemed.

Investment management and custodial fees are earned in BMO WM and are based primarily on the balance of assets under management or assets under administration, as at the period end, for investment management, custodial, estate and trustee services provided. Fees are recorded over the period the services are performed.

Mutual fund revenues are earned in BMO WM as fees for fund management services, which are primarily calculated and recorded based on a percentage of the fund's net asset value. The fees are recorded over the period the services are performed.

Underwriting and advisory fees are earned in BMO CM and arise from securities offerings in which we act as an underwriter or agent, structuring and administering loan syndications, and fees earned from providing mergers and acquisitions services and structuring advice. Underwriting and advisory fees are generally recognized when the services are completed.

Leases
We are lessors in both financing leases and operating leases. Leases are classified as financing leases if they transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee. Otherwise they are classified as operating leases, as we retain substantially all the risks and rewards of asset ownership.

As lessor in a financing lease, a loan is recognized equal to the investment in the lease, which is calculated as the present value of the minimum payments to be received from the lessee, discounted at the interest rate implicit in the lease, plus any unguaranteed residual value we expect to recover at the end of the lease. Finance lease income is recognized in interest, dividend and fee income, loans, in our Consolidated Statement of Income.

Assets under operating leases are recorded in other assets in our Consolidated Balance Sheet. Rental income is recognized on a straight-line basis over the term of the lease in non-interest revenue, other, in our Consolidated Statement of Income. Depreciation on these assets is recognized on a straight-line basis over the term of the lease in non-interest expense, other, in our Consolidated Statement of Income.

Refer to Note 9 for our policy on lessee accounting.

Assets Held-for-Sale
Non-current non-financial assets classified as held-for-sale are measured at the lower of their carrying amount and fair value less costs to sell and are presented within other assets in our Consolidated Balance Sheet. Subsequent to its initial classification, a non-current asset is no longer depreciated or amortized, and any subsequent write-down in fair value less costs to sell is recognized in non-interest revenue, other, in our Consolidated Statement of Income.

Interbank Offered Rate Reform – Phase 2 Amendments

Effective November 1, 2020, we early adopted the IASB's IBOR Phase 2 amendments to IFRS 9 *Financial Instruments* (IFRS 9), IAS 39 *Financial Instruments: Recognition and Measurement* (IAS 39), IFRS 7 *Financial Instruments: Disclosures* (IFRS 7) and IFRS 4 *Insurance Contracts* (IFRS 4), as well as IFRS 16 *Leases.* These amendments address issues that arise from implementation of Interbank Offered Rate (IBOR) reform, as IBORs will be replaced with alternative reference rates (ARRs). As at October 31, 2024, BMO had transitioned all exposure to sterling, euro, Swiss franc, Japanese yen and USD LIBOR and Canadian Dollar Offered Rate (CDOR) settings to ARRs.

The following table presents quantitative information as at October 31, 2023, which includes financial instruments that referenced remaining CDOR and BA rate settings, or demand facilities that were subject to remediation to amend the benchmark interest rate. BMO has transitioned all exposure to CDOR settings to ARRs as at October 31, 2024.

(Canadian $ in millions)	2023
Non-derivative assets (1)	$ 44,370
Non-derivative liabilities (1)	4,584
Derivative notional amounts (2) (3)	1,779,140
Authorized and committed loan commitments (4) (5) (6)	55,548

(1) All amounts presented based on contractual amounts outstanding at October 31, 2023, with the exception of securities, recorded in non-derivative assets, presented based on carrying value.
(2) Notional amounts represent the amount to which a rate or price is applied in order to calculate the amount of cash that must be exchanged under the contract. Notional amounts do not represent assets or liabilities and therefore are not recorded in our Consolidated Balance Sheet.
(3) Includes certain cross-currency swap positions where both the pay and receive legs referenced a CDOR or BA rate. For those derivatives, the table above includes the notional amounts for both the pay and receive legs in the relevant columns aligning with the CDOR or BA rate exposure.
(4) Excludes personal lines of credit and credit cards that are unconditionally cancellable at our discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.
(5) Includes loan commitments where our customers have the option to draw from their facility in multiple currencies. Amounts drawn will be subject to prevailing IBORs for the foreign currency, including those that are in scope of IBOR reform.
(6) Commitments include backstop liquidity facilities provided by the bank to external parties.

Use of Estimates and Judgments

The preparation of the consolidated financial statements requires management to make estimates and judgments that affect the carrying amounts of certain assets and liabilities, certain amounts reported in net income and other related disclosures.

The most significant assets and liabilities for which we must make estimates and judgments include the allowance for credit losses (ACL); financial instruments measured at fair value; pension and other employee future benefits; impairment of securities and investments in associates and joint ventures; income taxes and deferred tax assets; goodwill and intangible assets; insurance contract liabilities; provisions, including legal proceedings and restructuring charges; transfers of financial assets; consolidation of SEs; and the valuation of the assets and liabilities related to our acquisition of Bank of the West. We make judgments in assessing the business model for financial assets, as well as whether substantially all risks and rewards have been transferred in respect of transfers of financial assets and whether we control SEs, as discussed in Notes 6 and 7, respectively. If actual results were to differ from the estimates, the impact would be recorded in future periods.

The economic outlook is subject to several risks that could lead to a less favourable outcome for the North American economy. These include potential higher tariffs on U.S. imports, an escalation of conflicts in the Middle East and Ukraine, heightened tensions between the United States and China over trade relations and Taiwan, tensions between Canada and India, and a possible strike by U.S. East and Gulf Coast dockworkers in January 2025. In addition, the Canadian dollar faces downside risks from possible U.S. tariffs and the upcoming renegotiation of the Canada-United States-Mexico Trade Agreement (CUSMA) in 2026. The impacts on our business, results of operations, reputation, financial performance and condition, including the potential for credit, counterparty and mark-to-market losses, and on our credit ratings and regulatory capital and liquidity ratios, as well as the impacts on our customers and competitors, will depend on future developments, which remain uncertain. By their very nature, the estimates and judgments we make for the purposes of preparing our consolidated financial statements relate to matters that are inherently uncertain. However, we have detailed policies and internal controls in place that are intended to ensure the judgments made in estimating these amounts are well controlled and independently reviewed, and that our policies are consistently applied from period to period. We believe that our estimates of the value of our assets and liabilities are appropriate as at October 31, 2024.

Allowance for Credit Losses

The expected credit loss (ECL) model requires the recognition of credit losses generally based on 12 months of expected losses for performing loans and the recognition of lifetime losses on performing loans that have experienced a significant increase in credit risk since origination.

The determination of a significant increase in credit risk takes into account many different factors and varies by product and risk segment. The bank's methodology for determining a significant increase in credit risk is based on the change in probability of default (PD) between origination and reporting date, assessed using probability-weighted scenarios, as well as certain other criteria, such as 30 days past due and watchlist status. The assessment of a significant increase in credit risk requires experienced credit judgment.

In determining whether there has been a significant increase in credit risk and in calculating the amount of ECL, we must rely on estimates and exercise judgment regarding matters for which the ultimate outcome is unknown. These judgments include changes in circumstances that may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or decrease in the ACL. The calculation of ECL includes the explicit incorporation of forecasts of future economic conditions. We have developed models incorporating specific macroeconomic variables that are relevant to each portfolio. Key economic variables for our retail portfolios include our primary operating markets of Canada and the United States, and regional markets where considered significant. Forecasts are developed internally by our Economics group, considering external data and our view of future economic conditions. We exercise experienced credit judgment to incorporate multiple economic forecasts, which are probability-weighted in the determination of the final ECL. The allowance is sensitive to changes in both economic forecasts and the probability weight assigned to each forecast scenario.

Additional information regarding the ACL is included in Note 4.

Financial Instruments Measured at Fair Value

Fair value measurement techniques are used to value various financial assets and financial liabilities, and are also used in performing impairment testing on certain non-financial assets.

Additional information regarding our fair value measurement techniques is included in Note 18.

Pension and Other Employee Future Benefits

Our pension and other employee future benefit expense is calculated by our independent actuaries using assumptions determined by management. If actual experience were to differ from the assumptions used, we would recognize this difference in other comprehensive income.

Pension and other employee future benefit expense, plan assets and defined benefit obligations are also sensitive to changes in discount rates. We determine discount rates for all of our plans using high-quality AA-rated corporate bond yields with terms matching the plans' specific cash flows.

Additional information regarding our accounting for pension and other employee future benefits is included in Note 22.

Impairment of Securities and Investments in Associates and Joint Ventures

Debt securities measured at amortized cost or FVOCI are assessed for impairment using the ECL model. For securities determined to have low credit risk, the ACL is measured at an amount equal to 12-month ECL.

We review our investments in associates and joint ventures, included within other assets, at each quarter-end reporting period in order to identify and evaluate any investments that show indications of possible impairment. For these investments, a significant or prolonged decline in fair value to an amount below their cost is objective evidence of impairment.

Additional information regarding our accounting for debt securities measured at amortized cost or FVOCI and investments in associates and joint ventures, ACL and the determination of fair value is included in Notes 3, 12 and 18.

Income Taxes and Deferred Tax Assets

The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in either our Consolidated Statement of Income, our Consolidated Statement of Comprehensive Income or our Consolidated Statement of Changes in Equity. In determining the provision for income taxes, we interpret tax legislation, case law and administrative positions in numerous jurisdictions and, based on our judgment, record our estimate of the amount required to settle tax obligations. We also make assumptions about the expected timing of the reversal of deferred tax assets and liabilities. If our interpretations and assumptions differ from those of tax authorities, or if the timing of reversals is not as expected, our provision for income taxes could increase or decrease in future periods. The amount of any such increase or decrease cannot be reasonably estimated.

Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences or unused tax losses and tax credits may be utilized. We are required to assess whether it is probable that our deferred tax assets will be realized. The factors used to assess the probability of realization are our past experience of income and capital gains, our forecast of future net income before taxes, and the remaining expiration period of tax loss carryforwards and tax credits. Changes in our assessment of these factors could increase or decrease our provision for income taxes in future periods.

Additional information regarding our accounting for income taxes is included in Note 23.

Goodwill and Intangible Assets

For the purpose of impairment testing, goodwill is allocated to our groups of cash-generating units (CGUs), which represent the lowest level within the bank at which goodwill is monitored for internal management purposes. Impairment testing is performed at least annually, by comparing the carrying values and the recoverable amounts of the CGUs to which goodwill has been allocated to determine whether the recoverable amount of each group is greater than its carrying value. If the carrying value of the group were to exceed its recoverable amount, an impairment calculation would be performed. The recoverable amount of a CGU is the higher of its fair value less costs to sell and value in use.

In determining fair value less costs to sell, we employ a discounted cash flow model consistent with those we use when we acquire a business. This model is dependent on assumptions related to revenue growth, discount rates, synergies achieved on acquisition and the availability of comparable acquisition data. Changes in any of these assumptions would affect the determination of fair value for each CGU in a different manner. We exercise judgment and make assumptions in determining fair value less costs to sell, and differences in judgment and assumptions could affect the determination of fair value and any resulting impairment write-down.

Intangible assets with a definite life are amortized to income on either a straight-line or an accelerated basis over a period not exceeding 15 years, depending on the nature of the asset. We test definite-life intangible assets for impairment when circumstances indicate the carrying value may not be recoverable. Indefinite-life intangible assets are tested annually for impairment. If any intangible assets are determined to be impaired, we write them down to their recoverable amount, the higher of value in use and fair value less costs to sell, when this is less than the carrying value.

Additional information regarding goodwill and intangible assets is included in Note 11.

Insurance Contract Liabilities

Insurance contract liabilities represent estimates of fulfilment cash flows, which include a risk adjustment, and the contractual service margin (CSM). Fulfilment cash flows include estimates of future cash flows related to the remaining coverage period and for previously incurred claims, which are then discounted and probability-weighted. This is based on non-financial risk assumptions including mortality, policy lapses and expenses, which are based on a combination of industry and entity-specific data and, in the case of expenses, on historical analysis of which expenses are attributable to insurance operations. These assumptions are reviewed at least annually and updated to reflect actual experience and market conditions. In addition, we add a risk adjustment for non-financial risk to bring the confidence level on the sufficiency for reserves to 70% – 75%. The CSM is a component of the liability representing the unearned profit we recognize as we provide services.

Additional information regarding insurance contract liabilities is included in Note 15.

Provisions

A provision, including those for legal proceedings and restructuring charges, is recognized if, as a result of a past event, the bank has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. A provision is recorded at the best estimate of the amount required to settle an obligation as at the balance sheet date, taking into consideration the risks and uncertainties associated with the obligation. Management and external experts are involved in estimating any provision, as necessary. The actual costs of settling some obligations may be substantially higher or lower than the amount of the provisions.

Additional information regarding provisions is included in Note 25.

Transfers of Financial Assets

We enter into transactions in which we transfer financial assets, typically loans or mortgage-backed securities, to a structured entity or third party to obtain alternate sources of funding or as part of our trading activities. We assess whether substantially all of the risks and rewards of, or control over, the assets have been transferred in order to determine whether they qualify for derecognition. Where we continue to be exposed to substantially all of the prepayment, interest rate and/or credit risk associated with the securitized assets, they do not qualify for derecognition. We continue to recognize the assets and the related cash proceeds as secured financing in our Consolidated Balance Sheet.

Additional information regarding transferred financial assets is included in Note 6.

Consolidation of Structured Entities

The securitization vehicles we sponsor typically have limited decision-making authority. The structure of these vehicles limits the activities they can undertake, the types of assets they can hold and the funding of their activities. We control and consolidate these vehicles when we have the key decision-making powers necessary to obtain the majority of the benefits from their activities.

For certain investments in limited partnerships, we exercise judgment in determining whether we control an entity. Based on an assessment of our interests and rights, we have determined that we do not control certain entities, even though we may have an ownership interest greater than 50%. This may be the case when we are not the general partner in an arrangement and the general partner's rights most significantly affect the returns of the entity. Additionally, we have determined that we control certain entities despite having an ownership interest of less than 50%. This may be the case when we are the general partner in an arrangement and the general partner's rights most significantly affect the returns of the entity.

Additional information regarding SEs is included in Notes 7 and 21.

Acquisition of Bank of the West – Valuation of Assets and Liabilities

Significant judgments and assumptions were used in determining the fair value of the Bank of the West assets acquired and liabilities assumed, including the loan portfolio, core-deposit and other relationship intangible assets and fixed maturity deposits.

For loans, the determination of fair value involved estimating the cash flows that are expected to be received on all purchased loans and discounting these back to their present value. We estimated expected cash flows based on models that incorporate management's best estimate of current key assumptions such as default rates, loss severity, timing of prepayments and collateral. In determining the discount rate, we considered various factors, including our cost to raise funds in the current market, the risk premium associated with the loans and the cost to service the portfolios.

For core-deposit intangible assets, fair value was determined using a discounted cash flow approach, comparing the present value of the cost to maintain the acquired deposits to the cost of alternative funding. The present value of the cost to maintain the acquired deposits includes an estimate of future interest costs and operating expenses for the core deposits acquired. Core deposits are those that we considered to be stable, below-market sources of funding. Deposit run-off was estimated using historical attrition data, and comparing this to market sources at the date of acquisition.

We calculated the fair value of wealth management and credit card customer relationships acquired based on the excess of estimated future cash inflows (i.e. revenue from the acquired relationships) over the related estimated cash outflows (i.e. operating costs and contributory asset charges) over the estimated life of the customer base.

The determination of the fair value of fixed maturity deposits involved estimating the cash flows to be paid and discounting these back to their present value. The timing and amount of cash flows included significant management judgment regarding the likelihood of early redemption and the timing of withdrawals by customers. Discount rates were based on the prevailing rates we were paying on similar deposits at the date of acquisition.

The fair value of all other assets and liabilities, including real estate properties, was calculated using market data where possible, as well as management judgment, to determine the price that would be obtained in an arms-length transaction between knowledgeable, willing parties.

Additional information regarding our accounting for the acquisition is included in Notes 4 and 10.

Changes in IFRS and Accounting Policies

IFRS 17 Insurance Contracts

Effective November 1, 2023, we adopted IFRS 17 *Insurance Contracts* (IFRS 17), which provides a comprehensive approach to accounting for all types of insurance contracts and replaced existing IFRS 4 *Insurance Contracts* (IFRS 4).

IFRS 17 fundamentally changes the accounting for insurance contracts, with two key changes for the bank that impact the timing of income recognition:

Firstly, IFRS 17 requires us to group insurance contracts, where contracts have similar risks, were written in the same fiscal year and have similar expected profitability. IFRS 4 had no similar grouping requirement. We then measure these groups of contracts based on our estimates of the present value of future cash flows that are expected to arise as we fulfill the contracts, plus an explicit risk adjustment for insurance-specific risk. To the extent that discounted future cash inflows exceed discounted, risk-adjusted future cash outflows, a CSM is recorded, representing unearned profits that will be recognized over the duration of the insurance contracts. If a group of insurance contracts is expected to experience losses, these losses are recorded in income immediately in non-interest revenue, insurance service results. Releases in expected fulfilment cash outflows, risk adjustment and CSM will be recognized in our Consolidated Statement of Income in insurance service results over the term of the related insurance contracts. We will use this approach for all insurance contracts, except for creditor insurance and direct participating contracts. We will apply a modified approach to our direct participating products, including segregated funds, whereby their initial measurement is consistent with other insurance contracts, but the variability in financial variables is recorded through CSM versus income, representing variability of our own share of the fees. For our creditor business, with a coverage period of one year or less, we will defer premiums received and recognize them in income over the coverage period and recognize a liability for claims only once a loss is incurred.

Under IFRS 4, gains or losses on new contracts were recognized in income immediately.

The second key difference under IFRS 17 compared to IFRS 4 is the rate used to discount our insurance contract liabilities. Under IFRS 17, the discount rate comprises a risk-free rate and an illiquidity premium that reflects the characteristics of these liabilities. Under IFRS 4, the discount rate was connected to the yield of the assets held to support insurance contract liabilities. We have elected the accounting policy choice under IFRS 17 to recognize the impact of changes in the discount rate and financial assumptions on insurance contract liabilities in our Consolidated Statement of Income in non-interest revenue, insurance investment results.

On transition, we were required to apply a full retrospective approach, where we restated prior periods as if we had always applied IFRS 17, unless impracticable, in which case we were to apply either the modified retrospective approach, where we applied specific modifications to the full retrospective approach, or the fair value approach, where we determined the fair value of the CSM as the difference between the fair value of a group of contracts, including certain fair value assumptions from a market participant perspective, and our fulfilment cash flows at the date of transition. We applied the full retrospective approach to our creditor business and the fair value approach to all other products written prior to November 1, 2022. The impact of adopting IFRS 17 as at November 1, 2022 was an increase in assets of $1,075 million, an increase in liabilities of $2,181 million and a decrease in shareholders' equity of $1,106 million after-tax. The CSM qualifies as Tier 1 Capital. We applied the change retrospectively, as though we had always accounted for insurance contracts under IFRS 17.

IAS 40 Investment Property

On transition to IFRS 17, we voluntarily changed our accounting policy for the measurement of investment properties, included in insurance-related assets in other assets in our Consolidated Balance Sheet, from cost to fair value. This better aligns our returns on investment properties with gains and losses from our insurance business. IAS 40 *Investment Property* (IAS 40) permits either measurement approach. We applied the change retrospectively, as if we had always accounted for investment properties at fair value. The result was an increase in other assets of $132 million and an increase in shareholders' equity of $132 million after-tax at November 1, 2022.

Transition Impacts

The following table shows the impact of these combined changes at November 1, 2022:

(Canadian $ in millions)	November 1, 2022 previously reported		IFRS 17 impacts		IAS 40 accounting policy change impacts		November 1, 2022 restated
Assets							
Other Assets							
Deferred tax assets	$	1,175	$	418	$	(51) $	1,542
Other							
Insurance-related assets		2,575		657		183	3,415
Total Assets	$	3,750	$	1,075	$	132 $	4,957
Liabilities							
Other Liabilities							
Insurance-related liabilities	$	11,201	$	2,181	$	– $	13,382
Other							
Deferred tax liabilities		102		–		–	102
Total Liabilities	$	11,303	$	2,181	$	– $	13,484

The impact of these changes on our Common Equity Tier 1 (CET1) Ratio was not material.

IFRS 9 Financial Instruments
Effective November 1, 2023, we voluntarily changed our accounting policy to account for regular way contracts to buy or sell financial assets on trade date, instead of on settlement date. This change was applied retrospectively, as is required for changes in accounting policy, as if we had always recorded securities transactions on trade date. Regular way contracts are those that will be settled within a timeframe established by market convention or regulation. The change resulted in an increase in both assets and liabilities of $52.5 billion as at October 31, 2023.

IAS 12 Income Taxes
Effective November 1, 2023, we adopted an amendment to IAS 12 *Income Taxes* (IAS 12). This amendment narrows the IAS 12 exemption to exclude transactions that give rise to equal and offsetting temporary differences (e.g. leases and asset retirement obligations). Upon adoption of the amendment, we record separate deferred tax assets and liabilities related to the assets and liabilities that give rise to these temporary differences. There was no impact on our Consolidated Balance Sheet, as the balances are eligible for offset when levied by the same tax authority.

Future Changes in IFRS and Accounting Policies

IFRS 9 Financial Instruments
In May 2024, the IASB issued amendments to IFRS 9 which introduce additional guidance in two areas. The first relates to financial assets with contingent features and when these features can be considered consistent with a basic lending arrangement, in which case the instrument can be measured at amortized cost. The second relates to the timing of derecognition of financial liabilities when payment takes place through an electronic payment system and certain conditions are met. These amendments will be effective for our fiscal year beginning November 1, 2026 and we are currently assessing their impact on our consolidated financial statements.

IAS 12 Income Taxes
In May 2023, the IASB issued an amendment to IAS 12. The amendment addresses concerns around accounting for the global minimum top-up tax as outlined in the two-pillar plan for international tax reform developed by members of the Organisation for Economic Co-operation and Development/ G20 Inclusive Framework on Base Erosion and Profit Shifting. The amendment to IAS 12 includes temporary mandatory relief from recognizing and disclosing deferred taxes related to the top-up tax. We have applied the temporary mandatory relief related to deferred taxes in jurisdictions in which we operate where the top-up tax legislation has been enacted or substantively enacted. The global minimum tax rules will be effective for our fiscal year beginning November 1, 2024, and as a result, we expect an increase in our effective tax rate in fiscal 2025 of up to 65 basis points.

IFRS 18 Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18 *Presentation and Disclosure in Financial Statements* (IFRS 18), which will replace IAS 1 *Presentation of Financial Statements*, and will be effective for our fiscal year beginning November 1, 2027. IFRS 18 requires changes to how information is grouped and presented in the financial statements, and requires that certain management performance measures be included in the financial statements. We are currently assessing the impact of the standard on the presentation of our consolidated financial statements.

Note 2: Cash and Interest Bearing Deposits with Banks

Cash and Cash Equivalents

(Canadian $ in millions)	2024	2023
Cash and deposits with banks (1)	$ 62,823	$ 75,528
Cheques and other items in transit, net	2,275	2,406
Total cash and cash equivalents	$ 65,098	$ 77,934

(1) Includes deposits with the Bank of Canada, the U.S. Federal Reserve and other central banks.

Cheques and Other Items in Transit, Net
Cheques and other items in transit are recorded at cost and represent the net position of the uncleared cheques and other items in transit between us and other banks.

Cash Restrictions
We are required to maintain reserves or minimum balances with certain central banks, regulatory bodies and counterparties totalling $80 million as at October 31, 2024 ($125 million as at October 31, 2023).

Interest Bearing Deposits with Banks
Deposits with banks are recorded at amortized cost and include acceptances we have purchased that were issued by other banks. Interest income earned on these deposits is recorded on an accrual basis.

Note 3: Securities

Securities are divided into five types, each with a different purpose and accounting treatment. The types of securities we hold are as follows:

Trading securities are securities purchased for resale over a short period of time. Trading securities are recorded at FVTPL. Transaction costs and changes in fair value are recorded in our Consolidated Statement of Income in trading revenues (losses).

Fair value through profit or loss securities are measured at fair value, with changes in fair value and related transaction costs recorded in our Consolidated Statement of Income in securities gains, other than trading, except as noted below. This category includes the following:

Securities Designated at FVTPL
In order to qualify for this designation, the security must have a reliably measurable fair value, and the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the gains and losses on a different basis. Securities must be designated on initial recognition, and the designation is irrevocable. If these securities were not designated at FVTPL, they would be accounted for at either FVOCI or amortized cost.

We designate certain securities held by our insurance subsidiaries that support our insurance and investment contract liabilities at FVTPL, since the changes in financial variables used to calculate insurance and investment contract liabilities are recorded through our Consolidated Statement of Income in each period. This designation aligns the accounting result with the way the portfolio is managed in order to reduce an accounting mismatch with respect to unrealized gains and losses, as the change in fair value of the securities, investment contract liabilities designated at fair value and the impact of the change in discount rates and financial assumptions on insurance contract liabilities are all recorded through the Consolidated Statement of Income in non-interest revenue, insurance investment results. These securities had a fair value of $12,214 million as at October 31, 2024 ($10,003 million as at October 31, 2023). The maximum exposure to credit risk from securities designated at FVTPL is the carrying value of these securities.

Securities Mandatorily Measured at FVTPL
Securities managed on a fair value basis, but not held for trading, or debt securities with cash flows that do not represent solely payments of principal and interest, and equity securities not held for trading or designated at FVOCI, are classified as FVTPL. The fair value of these investments of $6,850 million as at October 31, 2024 ($6,730 million as at October 31, 2023) is recorded in securities in our Consolidated Balance Sheet.

Investments in Low Income Housing Tax Credit (LIHTC) entities are included in this balance as they are classified as FVTPL, with both changes in fair value of the investments and the benefit of tax credits received recorded in non-interest revenue, securities gains, other than trading. The fair value of these investments was $900 million as at October 31, 2024 ($808 million as at October 31, 2023).

Debt securities at FVOCI are debt securities purchased with the objective of both collecting contractual cash flows and selling the securities. The securities' cash flows represent solely payments of principal and interest. These securities may be sold in response to, or in anticipation of, changes in interest rates and any resulting prepayment risk, changes in credit risk, changes in foreign currency risk or changes in funding sources or terms, or in order to meet liquidity needs.

Debt securities measured at FVOCI are initially recorded at fair value plus transaction costs. They are subsequently measured at fair value, with unrealized gains and losses recorded in our Consolidated Statement of Comprehensive Income until the security is sold or impaired. Gains and losses on disposal and impairment losses (recoveries) are recorded in our Consolidated Statement of Income in non-interest revenue, securities gains, other than trading. Interest income earned is recorded in our Consolidated Statement of Income in interest, dividend and fee income, securities, using the effective interest method.

Equity securities at FVOCI are equity securities for which we have elected to record changes in the fair value of the instrument in other comprehensive income as opposed to FVTPL. Gains or losses recorded on these instruments will never be recognized in profit or loss. Equity securities measured at FVOCI are not subject to an impairment assessment.

Debt securities at amortized cost are debt securities purchased or originated with the objective of collecting contractual cash flows, and those cash flows represent solely payments of principal and interest. These securities are initially recorded at fair value plus transaction costs and are subsequently measured at amortized cost, using the effective interest method. Impairment losses (recoveries) are recorded in our Consolidated Statement of Income in non-interest revenue, securities gains, other than trading. Interest income earned and amortization of premiums, discounts and transaction costs are recorded in our Consolidated Statement of Income in interest, dividend and fee income, securities.

We account for all of our securities transactions using trade date accounting in our Consolidated Balance Sheet.

Impairment Review
Debt securities at amortized cost or FVOCI are assessed for impairment using the ECL model, with the exception of those determined to have low credit risk, where the ACL is measured at an amount equal to 12-month ECL. A debt security is considered to have low credit risk if it has a low risk of default, and if the borrower has a strong capacity to meet its contractual cash flow obligations in the near term and adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfill its contractual cash flow obligations. All of our debt securities have a credit risk rating of investment grade.

Debt securities at amortized cost totalling $115,188 million as at October 31, 2024 ($116,814 million as at October 31, 2023) are net of allowances for credit losses of $3 million as at October 31, 2024 ($3 million as at October 31, 2023).

Debt securities at FVOCI totalling $93,702 million as at October 31, 2024 ($62,819 million as at October 31, 2023) are net of allowances for credit losses of $4 million as at October 31, 2024 ($3 million as at October 31, 2023).

Fair Value Measurement
For traded securities, quoted market value is considered to be fair value. Quoted market value is based on bid or ask prices, depending on which is the most appropriate to measure fair value. Where market quotes are not available, we use estimation techniques to determine fair value. Additional information regarding fair value measurement techniques is included in Note 18.

Remaining Term to Maturity of Securities

The following table shows the remaining terms to maturity of securities:

(Canadian $ in millions, except as noted)	Term to maturity						2024	2023
	Within 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	No maturity	Total	Total
Trading Securities								
Issued or guaranteed by:								
Canadian federal government	$ 620	$ 1,353	$ 1,933	$ 1,664	$ 4,466	$ –	$ 10,036	$ 11,370
Canadian provincial and municipal governments	1,983	460	760	944	3,438	–	7,585	7,170
U.S. federal government	896	8,123	1,933	5,709	7,587	–	24,248	20,132
U.S. states, municipalities and agencies	4	52	35	269	205	–	565	279
Other governments	719	1,206	1,185	569	170	–	3,849	2,540
NHA MBS, U.S. agency MBS and CMO (1)	427	451	898	1,089	38,130	–	40,995	21,517
Corporate debt	1,590	3,283	4,234	3,936	2,147	–	15,190	11,933
Trading loans	–	66	195	214	–	–	475	450
Corporate equity	–	–	–	–	–	65,983	65,983	48,327
Total trading securities	6,239	14,994	11,173	14,394	56,143	65,983	168,926	123,718
FVTPL Securities								
Issued or guaranteed by:								
Canadian federal government	276	7	–	11	109	–	403	216
Canadian provincial and municipal governments	2	10	34	113	1,419	–	1,578	1,166
U.S. federal government	5	–	–	–	1,522	–	1,527	2,088
Other governments	25	–	–	–	–	–	25	48
NHA MBS, U.S. agency MBS and CMO (1)	–	–	13	8	–	–	21	19
Corporate debt	143	270	355	1,012	7,000	–	8,780	7,362
Corporate equity	–	–	–	–	–	6,730	6,730	5,834
Total FVTPL securities	451	287	402	1,144	10,050	6,730	19,064	16,733
FVOCI Securities								
Issued or guaranteed by:								
Canadian federal government								
Amortized cost	12,552	5,951	10,703	4,686	–	–	33,892	20,579
Fair value	12,571	5,975	10,861	4,770	–	–	34,177	20,100
Yield (%)	3.48	2.95	3.55	2.93	–	–	3.33	3.05
Canadian provincial and municipal governments								
Amortized cost	665	496	2,265	2,496	17	–	5,939	5,281
Fair value	666	496	2,286	2,533	15	–	5,996	5,055
Yield (%)	3.29	3.08	4.01	3.45	4.19	–	3.61	3.23
U.S. federal government								
Amortized cost	1,423	1,750	4,344	9,516	–	–	17,033	6,245
Fair value	1,422	1,743	4,283	9,517	–	–	16,965	5,880
Yield (%)	4.00	4.00	3.83	4.19	–	–	4.06	3.77
U.S. states, municipalities and agencies								
Amortized cost	423	652	714	2,789	547	–	5,125	5,486
Fair value	420	640	702	2,766	540	–	5,068	5,301
Yield (%)	2.22	2.56	3.36	4.59	5.32	–	4.04	4.22
Other governments								
Amortized cost	3,912	616	1,115	–	–	–	5,643	7,064
Fair value	3,918	614	1,124	–	–	–	5,656	6,969
Yield (%)	2.87	3.42	4.00	–	–	–	3.15	3.11
NHA MBS, U.S. agency MBS and CMO (1)								
Amortized cost	58	1,381	7,390	4,396	8,345	–	21,570	16,421
Fair value	58	1,373	7,360	4,356	8,146	–	21,293	15,765
Yield (%)	0.85	2.79	4.44	3.66	3.81	–	3.92	4.76
Corporate debt								
Amortized cost	1,748	581	492	1,473	97	–	4,391	3,676
Fair value	1,733	579	497	1,470	91	–	4,370	3,589
Yield (%)	2.35	4.24	3.45	2.00	5.32	–	2.67	5.43
Corporate equity								
Cost	–	–	–	–	–	135	135	129
Fair value	–	–	–	–	–	177	177	160
Total cost or amortized cost	20,781	11,427	27,023	25,356	9,006	135	93,728	64,881
Total fair value	20,788	11,420	27,113	25,412	8,792	177	93,702	62,819
Yield (%)	3.27	3.16	3.89	3.71	3.92	–	3.61	3.80
Amortized Cost Securities (2)								
Issued or guaranteed by:								
Canadian federal government								
Amortized cost	1,056	1,276	97	36	–	–	2,465	4,908
Fair value	1,014	1,259	96	34	–	–	2,403	4,905
Yield (%)	1.79	1.72	2.71	2.83	–	–	1.81	1.83
Canadian provincial and municipal governments								
Amortized cost	1,699	1,523	952	314	–	–	4,488	4,613
Fair value	1,621	1,392	890	313	–	–	4,216	4,605
Yield (%)	1.90	2.52	2.73	3.20	–	–	2.38	2.26
U.S. federal government								
Amortized cost	13,237	15,145	14,670	8,587	3,782	–	55,421	56,878
Fair value	13,023	14,521	13,444	7,421	2,910	–	51,319	51,063
Yield (%)	1.40	1.30	1.58	1.56	2.04	–	1.49	1.50
U.S. states, municipalities and agencies								
Amortized cost	–	–	–	182	–	–	182	190
Fair value	–	–	–	180	–	–	180	179
Yield (%)	–	–	–	4.65	–	–	4.65	4.66
Other governments								
Amortized cost	289	378	14	–	–	–	681	948
Fair value	283	378	14	–	–	–	675	779
Yield (%)	0.91	2.51	0.86	–	–	–	1.80	1.82
NHA MBS, U.S. agency MBS and CMO (1)								
Amortized cost	971	3,280	2,179	1,502	34,841	–	42,773	47,590
Fair value	934	3,148	2,072	1,348	31,117	–	38,619	41,134
Yield (%)	1.13	1.64	2.08	1.99	2.77	–	2.58	2.61
Corporate debt								
Amortized cost	335	1,034	102	42	7,665	–	9,178	1,687
Fair value	331	972	105	40	7,601	–	9,049	1,506
Yield (%)	1.55	2.49	2.68	1.02	5.03	–	4.57	1.80
Total carrying value	17,587	22,636	18,014	10,663	46,288	–	115,188	116,814
Total fair value	17,206	21,670	16,621	9,336	41,628	–	106,461	104,171
Yield (%)	1.45	1.53	1.72	1.72	3.09	–	2.19	2.01
Total carrying value of securities	45,065	49,337	56,702	51,613	121,273	72,890	396,880	320,084
Total by Currency (Canadian $ equivalent)								
Canadian dollar	21,661	14,764	17,213	12,539	17,759	27,434	111,370	98,301
U.S. dollar	19,843	34,105	38,834	38,760	103,301	43,715	278,558	215,990
Other currencies	3,561	468	655	314	213	1,741	6,952	5,793
Total securities	$ 45,065	$ 49,337	$ 56,702	$ 51,613	$ 121,273	$ 72,890	$ 396,880	$ 320,084

(1) These amounts are either supported by insured mortgages or issued by U.S. agencies and government-sponsored enterprises. NHA refers to the National Housing Act, MBS refers to mortgage-backed securities and CMO refers to collateralized mortgage obligations.

(2) The carrying values of securities that are part of fair value hedging relationships are adjusted for related gains (losses) on hedge contracts.

Yields in the table above are calculated using the cost of the security and the contractual interest rate associated with each security, adjusted for any amortization of premiums and discounts. Tax effects are not taken into consideration. The terms to maturity included in the table above are based on the contractual maturity dates of the securities. Actual maturities could differ, as issuers may have the right to call or prepay obligations.

Certain comparative figures have been reclassified for changes in accounting policy (Note 1).

Unrealized Gains and Losses on FVOCI Securities

The following table summarizes unrealized gains and losses on FVOCI securities:

(Canadian $ in millions)		2024						2023
	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Issued or guaranteed by:								
Canadian federal government	$ **33,892**	$ **303**	$ **(18)**	$ **34,177**	$ 20,579	$ 14	$ (493)	$ 20,100
Canadian provincial and municipal governments	**5,939**	**82**	**(25)**	**5,996**	5,281	2	(228)	5,055
U.S. federal government	**17,033**	**100**	**(168)**	**16,965**	6,245	–	(365)	5,880
U.S. states, municipalities and agencies	**5,125**	**24**	**(81)**	**5,068**	5,486	5	(190)	5,301
Other governments	**5,643**	**20**	**(7)**	**5,656**	7,064	13	(108)	6,969
NHA MBS, U.S. agency MBS and CMO	**21,570**	**58**	**(335)**	**21,293**	16,421	12	(668)	15,765
Corporate debt	**4,391**	**31**	**(52)**	**4,370**	3,676	3	(90)	3,589
Corporate equity	**135**	**42**	**–**	**177**	129	31	–	160
Total	$ **93,728**	$ **660**	$ **(686)**	$ **93,702**	$ 64,881	$ 80	$ (2,142)	$ 62,819

Unrealized gains (losses) may be offset by related (losses) gains on hedge contracts.

Certain comparative figures have been reclassified for changes in accounting policy (Note 1).

Interest, Dividend and Fee Income

Interest, dividend and fee income has been included in our Consolidated Statement of Income as follows. Related income for trading securities is included under trading-related revenue in Note 18.

(Canadian $ in millions)	2024	2023
FVTPL securities	$ **161**	$ 66
FVOCI securities	**3,874**	2,517
Amortized cost securities	**3,952**	3,510
Total	$ **7,987**	$ 6,093

Non-Interest Revenue

Net gains and losses from securities, excluding gains and losses on trading securities, have been included in our Consolidated Statement of Income as follows:

(Canadian $ in millions)	2024	2023
FVTPL securities	$ **87**	$ 144
FVOCI securities – realized gains (1)	**114**	36
Impairment on FVOCI and amortized cost securities	**(1)**	–
Securities gains, other than trading	$ **200**	$ 180

(1) Gains are net of (losses) on hedge contracts.

Gains and losses on trading securities are included under trading-related revenue in Note 18.

Interest and dividend income and gains on securities held in our Insurance business are recorded in non-interest revenue, insurance investment results, in our Consolidated Statement of Income as follows:

(Canadian $ in millions)	2024	2023
Interest and dividend income	$ **515**	$ 454
Gains (losses) from securities designated at FVTPL (1)	**1,270**	(282)
Realized gains from FVOCI securities	**1**	–
Total interest and dividend income and gains held in our Insurance business	$ **1,786**	$ 172

(1) Gains (losses) on these securities may be offset by certain (losses) gains from changes in insurance-related liabilities, as described above under Securities Designated at FVTPL.

Note 4: Loans and Allowance for Credit Losses

Loans

Loans are initially measured at fair value plus directly attributable costs, and are subsequently measured at amortized cost using the effective interest method, where the objective of the business model is to collect contractual cash flows and the cash flows of those loans represent solely payments of principal and interest; otherwise, the loans are measured at FVTPL. Where the loans are held with the objective of both collecting contractual cash flows and selling the loans, and the cash flows represent solely payments of principal and interest, the loans are measured at FVOCI. The effective interest method allocates interest income over the expected term of the loan by applying the effective interest rate to the carrying amount of the loan. The effective interest rate is defined as the rate that discounts estimated future cash flows through the expected term of the loan to the gross carrying amount of the loan. Under the effective interest method, the amount recognized in interest, dividend and fee income, loans, varies over the term of the loan based on the principal outstanding. The treatment of interest income for impaired loans is described below.

Securities Borrowed or Purchased Under Resale Agreements

Securities borrowed or purchased under resale agreements represent the amounts we will receive as a result of our commitment to return or resell securities that we have borrowed or purchased, back to the original lender or seller, on a specified date at a specified price. We account for these instruments as if they were loans.

Lending Fees

Lending fees primarily arise in P&C and BMO CM. The accounting treatment for lending fees varies depending on the transaction. Certain loan origination, restructuring and renegotiation fees are recorded as interest income over the term of the loan, while other lending fees are taken into income at the time of loan origination. Commitment fees are calculated as a percentage of the facility balance at the end of each period. The fees are recorded as interest income over the term of the loan, unless we believe the loan commitment will not be used. In the latter case, commitment fees are recorded as lending fees earned over the commitment period. Loan syndication fees are payable and included in lending fees at the time the syndication is completed.

Impaired Loans

We classify a loan as impaired (Stage 3) when one or more loss events have occurred, such as bankruptcy or payment default, or when collection of the full amount of principal and interest is no longer reasonably assured. Loans are in default when the borrower is unlikely to pay its credit obligations in full without recourse by the bank, such as realizing security, or when the borrower's payments are more than a defined number of days past due.

Generally, consumer loans in both Canada and the United States are classified as impaired when payment is contractually 90 days past due, or one year past due for residential mortgages if guaranteed by the Government of Canada. Credit card loans are immediately written off when principal or interest payments are 180 days past due, and are not reported as impaired. In Canada, consumer instalment loans, other personal loans and some small business loans are normally written off when payment is one year past due. In the United States, consumer loans are generally written off when payment is 180 days past due, except for non-real estate term loans, which are generally written off when payment is 120 days past due. For the purpose of measuring the amount to be written off, the determination of the recoverable amount includes the value of any collateral and an estimate of future recoveries.

Corporate and commercial loans are classified as impaired when we determine there is no longer reasonable assurance that principal or interest will be collected in their entirety on a timely basis. Generally, we consider corporate and commercial loans to be impaired when payments are 90 days past due. Corporate and commercial loans are written off following a review on an individual loan basis that confirms all reasonable recovery attempts have been exhausted.

Overdrafts are considered to be past due once the customer has breached an advised limit or has been advised of a limit lower than currently outstanding or, in the case of retail overdrafts, has not brought the overdraft down to a $nil balance within a specified time period.

A loan will be reclassified to performing status when we determine that there is reasonable assurance of full and timely repayment of interest and principal in accordance with the terms and conditions of the loan, and that none of the criteria for classification of the loan as impaired continues to apply.

Once a loan has been identified as impaired, we continue to recognize interest income based on the original effective interest rate on the loan amount net of its related allowance. In the periods following the recognition of impairment, adjustments to the allowance for these loans to reflect the time value of money are recognized as interest income. Interest income on impaired loans of $306 million was recognized for the year ended October 31, 2024 ($161 million in 2023).

Allowance for Credit Losses

The ACL recorded in our Consolidated Balance Sheet is maintained at a level that we consider adequate to absorb credit-related losses on our loans and other credit instruments. The ACL amounted to $4,936 million as at October 31, 2024 ($4,267 million as at October 31, 2023), of which $4,356 million ($3,807 million as at October 31, 2023) was recorded in loans and $580 million ($460 million as at October 31, 2023) was recorded in other liabilities in our Consolidated Balance Sheet.

Significant changes in the gross balances, including originations, maturities, sales, write-offs and repayments in the normal course of operations, impact the ACL. In addition, ECL on the purchased performing loans we acquired in the Bank of the West acquisition was recorded on the acquisition date, consistent with the process we follow for loans that we originate. An initial provision for credit losses (PCL) of $705 million was recorded in our Consolidated Statement of Income on the date of the acquisition.

Allowance on Performing Loans

We maintain an allowance in order to cover impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Our approach to establishing and maintaining the allowance on performing loans is based on the requirements of IFRS 9, considering guidelines issued by OSFI.

Under the IFRS 9 ECL methodology, an allowance is recorded for ECL on financial assets regardless of whether there has been an actual impairment. We recognize an ACL at an amount generally equal to 12-month ECL, if the credit risk at the reporting date has not increased significantly since initial recognition (Stage 1). We will record ECL over the remaining life of performing financial assets that are considered to have experienced a significant increase in credit risk (Stage 2).

The determination of a significant increase in credit risk takes into account many different factors and varies by product and risk segment. Our methodology for determining a significant increase in credit risk is based on the change in PD between origination and reporting date, assessed using probability-weighted scenarios, as well as certain other criteria, such as 30-day past due and watchlist status.

For each exposure, ECL is a function of PD, exposure at default (EAD) and loss given default (LGD), with the timing of the expected loss also considered, and is estimated by incorporating forward-looking economic information and using experienced credit judgment to reflect factors not captured in ECL models.

PD represents the likelihood that a loan will not be repaid and will go into default in either a 12-month horizon for Stage 1 or a lifetime horizon for Stage 2. PD for each individual financial asset is modelled based on historical data and is estimated based on current market conditions and reasonable and supportable information about future economic conditions.

EAD is modelled based on historical data and represents an estimate of the amount of credit exposure outstanding at the time a default may occur. For off-balance sheet and undrawn amounts, EAD includes an estimate of any further amounts to be drawn at the time of default.

LGD is the amount that may not be recovered in the event of default and is modelled based on historical data and reasonable and supportable information about future economic conditions, where appropriate. LGD takes into consideration the amount and quality of any collateral held.

We consider past events, current market conditions and reasonable and supportable forward-looking information about future economic conditions in determining the amount of expected losses. In assessing information about possible future economic conditions, we utilize multiple economic scenarios, including our base case scenario, which in our view represents the most probable outcome, as well as upside, downside and severe downside scenarios, all of which are developed by our Economics group. Key economic variables used in the determination of the ACL reflect the geographic diversity of our portfolios, where appropriate.

In considering the lifetime of a loan, the contractual period of the loan, including prepayment, extension and other options, is generally used. For revolving instruments, such as credit cards, which may not have a defined contractual period, the lifetime is based on historical behaviour.

Our ECL methodology also requires the use of experienced credit judgment to incorporate the estimated impact of factors that are not captured in the modelled ECL results. We applied experienced credit judgment to reflect the continuing impact of the uncertain environment on credit conditions and the economy.

Allowance on Impaired Loans

We review our loans on an ongoing basis to assess whether any loans should be classified as impaired and whether an allowance or write-off should be recorded (excluding credit card loans, which are written off when principal or interest payments are 180 days past due). The review of individually significant impaired loans is conducted at least quarterly by the account managers, each of whom assesses the ultimate collectability and estimated recoveries for a specific loan based on all events and conditions that are relevant to the loan. This assessment is then reviewed and approved by an independent credit officer.

Individually Significant Impaired Loans

To determine the amount we expect to recover from an individually significant impaired loan, we use the value of the estimated future cash flows discounted at the loan's original effective interest rate. The determination of estimated future cash flows of a collateralized impaired loan reflects our best estimate of the realization of the underlying security, net of expected costs and any amounts legally required to be paid to the borrower. This estimate may change over time as new information becomes available or as work-out strategies evolve, resulting in revisions to the allowance. Security can vary by type of loan and may include cash, securities, real estate properties, accounts receivable, guarantees, inventory or other capital assets.

Individually Insignificant Impaired Loans

Residential mortgages, consumer instalment loans, other personal loans and some small business loans are individually insignificant and may be assessed individually or collectively for losses at the time of impairment, taking into account historical loss experience and expectations of future economic conditions.

Collectively assessed loans are grouped together by similar risk characteristics, such as type of instrument, geographic location, industry, type of collateral and term to maturity.

The following table shows the continuity in the loss allowance, by product type, for the years ended October 31, 2024 and 2023. Transfers represent the amount of ECL that moved between stages during the year; for example, from a 12-month (Stage 1) to a lifetime (Stage 2) ECL measurement basis. Net remeasurement represents the ECL impact due to transfers between stages, as well as changes in economic forecasts and credit quality. Model changes include new calculation models or methodologies.

(Canadian $ in millions)		2024				2023		
	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Loans: Residential mortgages								
Balance as at beginning of year	$ 73	$ 151	$ 10	$ 234	$ 59	$ 67	$ 16	$ 142
Transfer to Stage 1	132	(130)	(2)	–	92	(92)	–	–
Transfer to Stage 2	(26)	42	(16)	–	(18)	27	(9)	–
Transfer to Stage 3	(1)	(29)	30	–	(1)	(12)	13	–
Net remeasurement of loss allowance	(142)	170	36	64	(94)	106	15	27
Loan originations	24	–	–	24	26	–	–	26
Loan purchases	–	–	–	–	31	–	–	31
Derecognitions and maturities	(3)	(13)	–	(16)	(4)	(9)	–	(13)
Model changes	(1)	(5)	–	(6)	(19)	63	–	44
Total PCL (2)	(17)	35	48	66	13	83	19	115
Write-offs (3)	–	–	(5)	(5)	–	–	(10)	(10)
Recoveries of previous write-offs	–	–	7	7	–	–	7	7
Foreign exchange and other	–	–	(41)	(41)	1	1	(22)	(20)
Balance as at end of year	$ 56	$ 186	$ 19	$ 261	$ 73	$ 151	$ 10	$ 234
Loans: Consumer instalment and other personal								
Balance as at beginning of year	$ 220	$ 434	$ 152	$ 806	$ 111	$ 304	$ 102	$ 517
Transfer to Stage 1	301	(283)	(18)	–	265	(254)	(11)	–
Transfer to Stage 2	(44)	91	(47)	–	(52)	93	(41)	–
Transfer to Stage 3	(7)	(133)	140	–	(18)	(104)	122	–
Net remeasurement of loss allowance	(237)	355	437	555	(264)	438	309	483
Loan originations	54	–	–	54	58	6	–	64
Loan purchases	–	–	–	–	179	–	–	179
Derecognitions and maturities	(16)	(38)	(12)	(66)	(34)	(43)	–	(77)
Model changes	15	46	–	61	(26)	(8)	–	(34)
Total PCL (2)	66	38	500	604	108	128	379	615
Write-offs (3)	–	–	(623)	(623)	–	–	(371)	(371)
Recoveries of previous write-offs	–	–	195	195	–	–	74	74
Foreign exchange and other	(89)	(1)	(49)	(139)	1	2	(32)	(29)
Balance as at end of year	$ 197	$ 471	$ 175	$ 843	$ 220	$ 434	$ 152	$ 806
Loans: Credit cards								
Balance as at beginning of year	$ 188	$ 308	$ –	$ 496	$ 115	$ 250	$ –	$ 365
Transfer to Stage 1	226	(226)	–	–	172	(172)	–	–
Transfer to Stage 2	(64)	64	–	–	(45)	45	–	–
Transfer to Stage 3	(6)	(290)	296	–	(3)	(147)	150	–
Net remeasurement of loss allowance	(182)	633	308	759	(146)	366	216	436
Loan originations	76	–	–	76	77	1	–	78
Loan purchases	–	–	–	–	25	–	–	25
Derecognitions and maturities	(8)	(27)	–	(35)	(7)	(36)	–	(43)
Model changes	4	9	–	13	–	–	–	–
Total PCL (2)	46	163	604	813	73	57	366	496
Write-offs (3)	–	–	(720)	(720)	–	–	(436)	(436)
Recoveries of previous write-offs	–	–	171	171	–	–	103	103
Foreign exchange and other	(1)	1	(55)	(55)	–	1	(33)	(32)
Balance as at end of year	$ 233	$ 472	$ –	$ 705	$ 188	$ 308	$ –	$ 496
Loans: Business and government								
Balance as at beginning of year	$ 1,043	$ 1,155	$ 533	$ 2,731	$ 746	$ 789	$ 439	$ 1,974
Transfer to Stage 1	601	(575)	(26)	–	306	(291)	(15)	–
Transfer to Stage 2	(278)	394	(116)	–	(173)	236	(63)	–
Transfer to Stage 3	(9)	(310)	319	–	(25)	(161)	186	–
Net remeasurement of loss allowance	(599)	1,189	1,748	2,338	(446)	735	308	597
Loan originations	278	8	–	286	276	4	–	280
Loan purchases	–	–	–	–	470	–	–	470
Derecognitions and maturities	(147)	(308)	(11)	(466)	(126)	(193)	–	(319)
Model changes	53	57	–	110	(17)	(51)	–	(68)
Total PCL (2)	(101)	455	1,914	2,268	265	279	416	960
Write-offs (3)	–	–	(1,802)	(1,802)	–	–	(372)	(372)
Recoveries of previous write-offs	–	–	194	194	–	–	81	81
Foreign exchange and other	(50)	88	(302)	(264)	32	87	(31)	88
Balance as at end of year	$ 892	$ 1,698	$ 537	$ 3,127	$ 1,043	$ 1,155	$ 533	$ 2,731
Total as at end of year	$ 1,378	$ 2,827	$ 731	$ 4,936	$ 1,524	$ 2,048	$ 695	$ 4,267
Comprising: Loans	$ 1,143	$ 2,560	$ 653	$ 4,356	$ 1,264	$ 1,859	$ 684	$ 3,807
Other credit instruments (4)	235	267	78	580	260	189	11	460

(1) Includes changes in allowance for purchased credit impaired (PCI) loans.
(2) Excludes PCL on other assets of $10 million for the year ended October 31, 2024 ($(8) million for the year ended October 31, 2023).
(3) Generally, we continue to seek recovery on amounts that were written off during the year, unless the loan is sold, we no longer have the right to collect or we have exhausted all reasonable efforts to collect.
(4) Other credit instruments, including off-balance sheet items, are recorded in other liabilities in our Consolidated Balance Sheet.

Credit Risk Exposure

The following table sets out our credit risk exposure for all loans carried at amortized cost, FVOCI or FVTPL as at October 31, 2024 and 2023. Stage 1 represents performing loans carried with up to a 12-month ECL, Stage 2 represents performing loans carried with a lifetime ECL and Stage 3 represents loans with a lifetime ECL that are credit impaired.

(Canadian $ in millions)				2024				2023
	Stage 1 (1)	Stage 2	Stage 3 (2) (3)	Total	Stage 1 (1)	Stage 2	Stage 3 (2) (3)	Total
Loans: Residential mortgages								
Exceptionally low	$ 1	$ –	$ –	$ 1	$ 2	$ –	$ –	$ 2
Very low	86,730	5,631	–	92,361	85,423	171	–	85,594
Low	52,111	15,080	–	67,191	51,366	10,820	–	62,186
Medium	7,402	5,329	–	12,731	5,289	5,434	–	10,723
High	268	2,622	–	2,890	282	2,015	–	2,297
Not rated (4)	14,207	1,042	–	15,249	15,906	118	–	16,024
Impaired	–	–	657	657	–	–	424	424
Gross residential mortgages	160,719	29,704	657	191,080	158,268	18,558	424	177,250
ACL	56	185	10	251	73	146	5	224
Carrying amount	160,663	29,519	647	190,829	158,195	18,412	419	177,026
Loans: Consumer instalment and other personal								
Exceptionally low	9,162	145	–	9,307	1,547	4	–	1,551
Very low	20,466	903	–	21,369	37,924	180	–	38,104
Low	26,125	4,575	–	30,700	21,406	1,052	–	22,458
Medium	7,405	5,526	–	12,931	7,971	5,686	–	13,657
High	789	2,017	–	2,806	759	2,127	–	2,886
Not rated (4)	14,522	475	–	14,997	24,426	411	–	24,837
Impaired	–	–	577	577	–	–	549	549
Gross consumer instalment and other personal	78,469	13,641	577	92,687	94,033	9,460	549	104,042
ACL	183	447	168	798	208	415	152	775
Carrying amount	78,286	13,194	409	91,889	93,825	9,045	397	103,267
Loans: Credit cards (5)								
Exceptionally low	1,660	–	–	1,660	1,605	–	–	1,605
Very low	2,166	1	–	2,167	1,946	1	–	1,947
Low	2,110	60	–	2,170	1,884	70	–	1,954
Medium	4,544	824	–	5,368	3,860	890	–	4,750
High	746	922	–	1,668	533	763	–	1,296
Not rated (4)	430	149	–	579	651	91	–	742
Impaired	–	–	–	–	–	–	–	–
Gross credit cards	11,656	1,956	–	13,612	10,479	1,815	–	12,294
ACL	161	421	–	582	134	267	–	401
Carrying amount	11,495	1,535	–	13,030	10,345	1,548	–	11,893
Loans: Business and government (6)								
Acceptable								
Investment grade	191,742	3,437	–	195,179	202,731	3,886	–	206,617
Sub-investment grade	147,713	15,078	–	162,791	126,535	26,260	–	152,795
Watchlist	238	22,535	–	22,773	1,078	11,520	–	12,598
Impaired	–	–	4,609	4,609	–	–	2,987	2,987
Gross business and government	339,693	41,050	4,609	385,352	330,344	41,666	2,987	374,997
ACL	743	1,507	475	2,725	849	1,031	527	2,407
Carrying amount	338,950	39,543	4,134	382,627	329,495	40,635	2,460	372,590
Total gross loans and acceptances	590,537	86,351	5,843	682,731	593,124	71,499	3,960	668,583
Total net loans and acceptances	589,394	83,791	5,190	678,375	591,860	69,640	3,276	664,776
Commitments and financial guarantee contracts								
Acceptable								
Investment grade	198,132	787	–	198,919	195,149	1,721	–	196,870
Sub-investment grade	68,177	6,647	–	74,824	54,148	14,158	–	68,306
Watchlist	59	8,765	–	8,824	254	4,137	–	4,391
Impaired	–	–	1,373	1,373	–	–	687	687
Gross commitments and financial guarantee contracts	266,368	16,199	1,373	283,940	249,551	20,016	687	270,254
ACL	235	267	78	580	260	189	11	460
Carrying amount (7) (8)	$ 266,133	$ 15,932	$ 1,295	$ 283,360	$ 249,291	$ 19,827	$ 676	$ 269,794

(1) Includes $163 million ($1,676 million as at October 31, 2023) of residential mortgages and $12,431 million ($5,720 million as at October 31, 2023) of business and government loans that are classified and measured at FVTPL.

(2) Includes Bank of the West PCI loans.

(3) 92% of Stage 3 loans were either fully or partially collateralized as at October 31, 2024 (93% as at October 31, 2023).

(4) Includes purchased portfolios and certain cases where an internal risk rating is not assigned. Alternative credit risk assessments, rating methodologies, policies and tools are used to manage credit risk for these portfolios.

(5) Credit card loans are immediately written off when principal or interest payments are 180 days past due, and as a result are not reported as impaired in Stage 3.

(6) Includes customers' liability under acceptances.

(7) Represents the total contractual amounts of undrawn credit facilities and other off-balance sheet exposures, excluding personal lines of credit and credit cards that are unconditionally cancellable at our discretion.

(8) Certain commercial borrower commitments are conditional and may include recourse to counterparties.

Certain comparative figures have been reclassified for changes in accounting policy (Note 1).

Loans and ACL by geographic region as at October 31, 2024 and 2023 are as follows:

(Canadian $ in millions)					2024				2023
	Gross amount	ACL on impaired loans (1)	ACL on performing loans (2)	Net amount	Gross amount	ACL on impaired loans (1)	ACL on performing loans (2)	Net amount
By geographic region (3)									
Canada	$ 392,398	$ 461	$ 1,531	$ 390,406	$ 365,455	$ 457	$ 1,272	$ 363,726
United States	277,718	192	2,141	275,385	283,355	227	1,833	281,295
Other countries	12,256	–	31	12,225	11,662	–	18	11,644
Total	$ 682,372	$ 653	$ 3,703	$ 678,016	$ 660,472	$ 684	$ 3,123	$ 656,665

(1) Excludes ACL on impaired loans of $78 million for other credit instruments, which is included in other liabilities ($11 million as at October 31, 2023).
(2) Excludes ACL on performing loans of $502 million for other credit instruments, which is included in other liabilities ($449 million as at October 31, 2023).
(3) Geographic region is based upon the country of ultimate risk.

Certain comparative figures have been reclassified for changes in accounting policy (Note 1).

Impaired (Stage 3) loans, including the related allowances, as at October 31, 2024 and 2023 are as follows:

(Canadian $ in millions)			2024			2023
	Gross impaired amount	ACL on impaired loans (1)	Net impaired amount	Gross impaired amount	ACL on impaired loans (1)	Net impaired amount
Residential mortgages	$ 657	$ 10	$ 647	$ 424	$ 5	$ 419
Consumer instalment and other personal	577	168	409	549	152	397
Business and government (2)	4,609	475	4,134	2,987	527	2,460
Total	$ 5,843	$ 653	$ 5,190	$ 3,960	$ 684	$ 3,276
By geographic region (3)						
Canada	$ 2,513	$ 461	$ 2,052	$ 1,629	$ 457	$ 1,172
United States	3,327	192	3,135	2,331	227	2,104
Other countries	3	–	3	–	–	–
Total	$ 5,843	$ 653	$ 5,190	$ 3,960	$ 684	$ 3,276

(1) Excludes ACL on impaired loans of $78 million for other credit instruments, which is included in other liabilities ($11 million as at October 31, 2023).
(2) Includes customers' liability under acceptances.
(3) Geographic region is based upon the country of ultimate risk.

Purchased Loans

Purchased loans are initially measured at fair value and identified as either purchased performing loans (those for which timely principal and interest payments continue to be made), or PCI loans (those for which the timely collection of interest and principal is no longer reasonably assured). These loans are subsequently measured at amortized cost or fair value, depending on the business model.

Purchased Performing Loans

For loans with fixed terms, the fair value/par value difference, referred to as the fair value mark, is amortized into interest income over the expected life of the loan using the effective interest method. For loans with revolving terms, the fair value mark is amortized into net interest income on a straight-line basis over the contractual term of the loan. As loans are repaid, the remaining unamortized fair value mark related to the loan is recorded in interest income in the period the loan is repaid. All purchased performing loans were initially recorded in Stage 1 for purposes of determining ECL.

Following our acquisition of Bank of the West on February 1, 2023, we recognized purchased performing loans with a fair value of $76,068 million. Fair value reflected estimates of expected future credit losses at the acquisition date of $1,047 million, as well as interest rate premiums or discounts relative to prevailing market rates. Gross contractual receivables amounted to $78,931 million. As at October 31, 2024, purchased performing loans recorded in our Consolidated Balance Sheet totalled $45,697 million ($68,025 million as at October 31, 2023), including a remaining fair value mark of $(1,483) million ($(2,317) million as at October 31, 2023).

Purchased Credit Impaired Loans

We regularly re-evaluate the amounts we expect to collect on PCI loans. Increases in expected cash flows result in a recovery of PCL and either a reduction in any previously recorded ACL or, if no ACL exists, an increase in the current carrying value of the purchased loans. Decreases in expected cash flows result in a charge to the PCL and an increase in the ACL. We record interest income using the effective interest method over the effective life of the loan. PCI loans are presented within Stage 3.

On February 1, 2023, we recognized PCI loans with a total fair value of $415 million, including a fair value mark of $(168) million. As at October 31, 2024, PCI loans recorded in our Consolidated Balance Sheet totalled $123 million ($219 million as at October 31, 2023), including a remaining fair value mark of $(20) million ($(61) million as at October 31, 2023).

Notes

Loans Past Due Not Impaired

Loans that are past due but not classified as impaired are loans for which customers have failed to make payments when contractually due but for which we expect the full amount of principal and interest payments to be collected, or loans that are held at fair value. The following table presents loans that are past due but not classified as impaired as at October 31, 2024 and 2023. Loans for which payment is less than 30 days past due have been excluded, as they are not generally representative of the borrowers' ability to meet their payment obligations.

(Canadian $ in millions)				2024			2023
	30 to 89 days	90 days or more (1)		Total	30 to 89 days	90 days or more (1)	Total
Residential mortgages	$ 696	$ 15	$	711	$ 707	$ 9	$ 716
Credit cards, consumer instalment and other personal	734	173		907	1,003	129	1,132
Business and government	689	16		705	826	18	844
Total	$ 2,119	$ 204	$	2,323	$ 2,536	$ 156	$ 2,692

(1) Fully secured loans with amounts between 90 and 180 days past due that we have not classified as impaired totalled $16 million as at October 31, 2024 ($10 million as at October 31, 2023).

ECL Sensitivity and Key Economic Variables

The allowance for performing loans is sensitive to changes in both economic forecasts and the probability weight assigned to each forecast scenario. Many of the factors have a high degree of interdependency, although there is no single factor to which loan loss allowances as a whole are sensitive.

The upside scenario as at October 31, 2024, assumes a materially stronger economic environment than the base case forecast, with lower unemployment rates.

As at October 31, 2024, our base case scenario depicts an economic environment with higher unemployment rates in the near term, largely in response to elevated interest rates and tighter lending conditions, and a moderate economic recovery over the medium term as inflation is expected to ease further and lead to lower interest rates. Our base case forecast as at October 31, 2023 depicted a weak economic environment in the near term, while improving over the medium term.

If we assumed a 100% weight on the base case forecast and included the impact of loan migration by restaging, with other assumptions held constant including the application of experienced credit judgment, the allowance for performing loans would be approximately $2,625 million as at October 31, 2024 ($2,625 million as at October 31, 2023) compared to the reported allowance for performing loans of $4,205 million ($3,572 million as at October 31, 2023).

Effective the second quarter of 2024, we added a fourth scenario to reflect a less severe downside (downside scenario), which improves the continuum of economic forecasts used in the allowance estimation. As at October 31, 2024, our downside scenario assumes a significant escalation of the Ukraine war and sharp contraction in the Canadian and U.S. economies in the near term, followed by a relatively slow recovery. Our severe downside scenario depicts a deeper contraction in the Canadian and U.S. economies than in the downside scenario. The severe downside scenario as at October 31, 2023 broadly depicted a similar economic environment over the projection period. If we assumed a 100% severe downside economic forecast and included the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance for performing loans would be approximately $7,500 million as at October 31, 2024 ($6,025 million as at October 31, 2023) compared to the reported allowance for performing loans of $4,205 million ($3,572 million as at October 31, 2023).

Actual results in a recession will differ, as our loan portfolio will change through time due to migration, growth, risk mitigation actions and other factors. In addition, our allowance will reflect the four economic scenarios used in assessing the allowance, with often unequal weightings attached to each scenario, which can change through time.

The following tables show the key economic variables used to estimate the allowance for performing loans forecast over the next 12 months or lifetime measurement period. While the values disclosed below are national variables, we use regional variables in the underlying models and consider factors impacting particular industries where appropriate.

	As at October 31, 2024							
	Scenarios							
All figures are average annual values	Upside		Base		Downside		Severe downside	
	First 12 months	Remaining horizon (1)	First 12 months	Remaining horizon (1)	First 12 months	Remaining horizon (1)	First 12 months	Remaining horizon (1)
Real GDP growth rates (2)								
Canada	4.6%	2.6%	1.8%	1.9%	(2.3)%	1.3%	(3.6)%	1.2%
United States	4.3%	2.4%	1.9%	1.9%	(2.1)%	1.4%	(3.4)%	1.3%
Corporate BBB 10-year spread								
Canada	1.3%	1.8%	1.9%	2.0%	3.6%	3.0%	4.2%	3.5%
United States	0.9%	1.6%	1.6%	2.0%	3.4%	3.1%	4.6%	3.6%
Unemployment rates								
Canada	5.3%	4.8%	7.0%	6.8%	8.8%	9.4%	9.8%	10.5%
United States	3.4%	3.0%	4.7%	4.4%	6.7%	7.3%	7.6%	8.4%
Housing Price Index (2)								
Canada (3)	5.9%	5.4%	1.6%	3.0%	(10.9)%	(1.0)%	(19.0)%	(5.0)%
United States (4)	5.9%	4.0%	2.8%	2.6%	(9.6)%	(1.0)%	(19.3)%	(4.3)%

(1) The remaining forecast period is two years.
(2) Real gross domestic product (GDP) and housing price index are averages of quarterly year-over-year growth rates.
(3) In Canada, we use the Housing Price Index Benchmark Composite.
(4) In the United States, we use the National Case-Shiller House Price Index.

Notes

	As at October 31, 2023					
	Scenarios					
All figures are average annual values	Upside		Base		Severe downside	
	First 12 months	Remaining horizon (1)	First 12 months	Remaining horizon (1)	First 12 months	Remaining horizon (1)
Real GDP growth rates (2)						
Canada	3.2%	2.6%	0.4%	1.9%	(3.9)%	1.2%
United States	4.1%	2.5%	1.4%	2.0%	(3.5)%	1.4%
Corporate BBB 10-year spread						
Canada	1.7%	1.8%	2.4%	2.0%	4.2%	3.5%
United States	1.4%	1.7%	2.2%	2.1%	4.6%	3.5%
Unemployment rates						
Canada	4.2%	3.7%	5.9%	5.7%	9.3%	10.1%
United States	2.9%	2.5%	4.2%	4.1%	7.5%	8.3%
Housing Price Index (2)						
Canada (3)	9.9%	6.9%	5.5%	4.5%	(20.2)%	(5.0)%
United States (4)	2.7%	3.7%	(0.5)%	2.3%	(19.2)%	(4.3)%

(1) The remaining forecast period is two years.
(2) Real gross domestic product (GDP) and housing price index are averages of quarterly year-over-year growth rates.
(3) In Canada, we use the Housing Price Index Benchmark Composite.
(4) In the United States, we use the National Case-Shiller House Price Index.

The ECL approach requires the recognition of credit losses generally based on 12 months of expected losses for performing loans (Stage 1) and the recognition of lifetime expected losses on performing loans that have experienced a significant increase in credit risk since origination (Stage 2). Under our current probability-weighted scenarios, if all of our performing loans were in Stage 1, our models would generate an allowance for performing loans of approximately $3,050 million ($2,800 million as at October 31, 2023) compared to the reported allowance for performing loans of $4,205 million as at October 31, 2024 ($3,572 million as at October 31, 2023).

Renegotiated Loans

From time to time we modify the contractual terms of a loan due to the poor financial condition of the borrower. Modifications may include reductions in interest rates, maturity date extensions, payment holidays, payment forgiveness or debt consolidation. We assess renegotiated loans for impairment in line with our existing policies for impairment. When an impaired loan is renegotiated, it will return to performing status when none of the criteria for classification as impaired continue to apply and the borrower has demonstrated good payment behaviour on the restructured terms over a period of time.

The carrying value of loans with lifetime ACL modified during the year ended October 31, 2024 was $1,595 million ($1,005 million in 2023). As at October 31, 2024, $3 million ($26 million as at October 31, 2023) of loans previously modified saw their loss allowance during the year change from lifetime to 12-month ECL.

Foreclosed Assets

Property or other assets that we receive from borrowers to satisfy their loan commitments are classified as either held for own use or held-for-sale according to management's intention, recorded initially at fair value for assets held for own use and at the lower of carrying value or fair value less costs to sell for any assets held-for-sale. Assets held for own use are subsequently accounted for in accordance with the relevant asset classification and assets held-for-sale are assessed for impairment.

As at October 31, 2024, real estate properties held-for-sale totalled $67 million ($18 million as at October 31, 2023). These properties are disposed of when considered appropriate. We do not occupy foreclosed properties for our own business use.

Collateral

Collateral is used to manage credit risk related to securities borrowed or purchased under resale agreements, residential mortgages, consumer instalment and other personal loans, and business and government loans. Additional information on our collateral requirements is included in Notes 14 and 25, as well as in the blue-tinted font in the Enterprise-Wide Risk Management section of our Management's Discussion and Analysis.

Note 5: Risk Management

We have an enterprise-wide approach to the identification, assessment, management (including mitigation), monitoring and reporting of risks faced across our organization. The key risks related to our financial instruments are classified as credit and counterparty, market, and liquidity and funding risk. Macroeconomic factors, including interest rates and unemployment rates, impact certain risks as outlined in the Enterprise-Wide Risk Management section of our Management's Discussion and Analysis, and where those risks are related to financial instruments, they have been included in the blue-tinted font as referenced below. The blue-tinted text and tables in the Enterprise-Wide Risk Management section of our Management's Discussion and Analysis form an integral part of these consolidated financial statements.

Credit and Counterparty Risk

Credit and counterparty risk is the potential for loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another predetermined financial obligation. Credit risk arises predominantly with respect to loans, over-the-counter and centrally cleared derivatives and other credit instruments. This is the most significant measurable risk that we face.

Our risk management practices and key measures are disclosed in the blue-tinted font in the Enterprise-Wide Risk Management section of our Management's Discussion and Analysis. Additional information on credit risk related to loans and derivatives is included in Notes 4 and 8, respectively.

Market Risk

Market risk is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities. We incur market risk in our trading and underwriting activities, as well as in our structural banking activities.

Our market risk management practices and key measures are disclosed in the blue-tinted font in the Enterprise-Wide Risk Management section of our Management's Discussion and Analysis.

Liquidity and Funding Risk

Liquidity and funding risk is the potential for loss if we are unable to meet our financial commitments in a timely manner at reasonable prices as they become due. Financial commitments include liabilities to depositors and suppliers, as well as lending, investment and pledging commitments. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining enterprise soundness and safety, depositor confidence and earnings stability.

Our liquidity and funding risk management practices and key measures are disclosed in the blue-tinted font in the Enterprise-Wide Risk Management section of our Management's Discussion and Analysis.

Note 6: Transfers of Financial Assets

Transfers of Financial Assets that do not Qualify for Derecognition

Loan Securitization

We sell Canadian residential and commercial mortgages to third-party Canadian securitization programs, including the Canada Mortgage Bond program, and directly to third-party investors under the National Housing Act Mortgage-Backed Securities (NHA MBS) program. We assess whether substantially all of the risks and rewards of, or control over, the loans have been transferred in order to determine whether they qualify for derecognition. Under these programs, we are entitled to payment over time of the excess of the sum of interest and fees collected from customers, in connection with the mortgages that were sold, over the yield paid to investors, less credit losses and other costs. We also act as counterparty in interest rate swap agreements, where we pay the interest due to Canada Mortgage Bond holders and receive the interest on the underlying mortgages, which are converted into MBS through the NHA MBS program and sold to Canada Housing Trust.

For some of these sales, we continue to be exposed to substantially all of the prepayment, interest rate and credit risk associated with the securitized mortgages, so they did not qualify for derecognition. We continue to recognize the mortgages in our Consolidated Balance Sheet and the related cash proceeds are recognized as secured financing as part of securitization and structured entities' liabilities in our Consolidated Balance Sheet. The interest and fees collected, net of the yield paid to investors, are recorded in net interest income using the effective interest method over the term of the securitization. Credit losses associated with the mortgages are recorded in the PCL. During the year ended October 31, 2024, we sold $3,687 million of mortgages to these programs ($4,950 million in 2023).

The following table presents the carrying values and fair values of transferred assets that did not qualify for derecognition and the associated liabilities relating to loan securitizations:

(Canadian $ in millions)	2024			2023	
	Carrying value (1)	Fair value	Carrying value (1)		Fair value
Assets					
Trading securities (2)	$ 106	$ –	$ 277	$	–
Loans	9,277	–	7,317		–
Other related assets (3)	6,952	–	8,430		–
Total	$ 16,335	$ 16,118	$ 16,024	$	15,266
Associated liabilities (4)	$ 15,790	$ 15,598	$ 14,937	$	14,244

(1) Carrying value of loans is net of ACL, where applicable.
(2) Trading securities represent CMO issued by third-party sponsored vehicles, where we do not substantially transfer all of the risks and rewards of ownership to third-party investors.
(3) Other related assets represent payments received on account of mortgages pledged under securitization programs that have not yet been applied against the associated liabilities. The payments received are held in permitted instruments on behalf of the investors in the securitization vehicles until principal payments are required to be made on the associated liabilities. In order to compare all assets supporting the associated liabilities, this amount is added to the carrying value of the securitized assets in the table above.
(4) Associated liabilities are recognized in securitization and structured entities' liabilities in our Consolidated Balance Sheet.

Securities Lent or Sold Under Repurchase Agreements
Securities lent or sold under repurchase agreements represent short-term funding transactions in which we sell securities that we own and simultaneously commit to repurchase the same securities at a specified price on a specified date in the future. We retain substantially all the risks and rewards associated with the securities and we continue to recognize them in our Consolidated Balance Sheet, with the obligation to repurchase these securities recorded as secured borrowing transactions at the amount owing. The carrying value of these securities approximates the carrying value of the associated liabilities due to their short-term nature. As at October 31, 2024, the carrying values of securities lent and securities sold under repurchase agreements were $12,913 million and $97,878 million, respectively ($13,559 million and $92,549 million, respectively, as at October 31, 2023). The interest expense related to these liabilities is recorded on an accrual basis in interest expense, securities sold but not yet purchased and securities lent or sold under repurchase agreements, in our Consolidated Statement of Income.

Continuing Involvement in Transferred Financial Assets that Qualify for Derecognition
We retain the servicing rights, representing our continuing involvement, for certain mortgage and recreational vehicle loans purchased or originated in the United States that have been sold and derecognized. During the year ended October 31, 2024, we sold and derecognized $10,249 million of these loans ($364 million in 2023) and recognized a loss of $153 million (gain of $10 million in 2023) in non-interest revenue, other. As at October 31, 2024, the carrying value of the servicing rights was $169 million ($94 million as at October 31, 2023) and the fair value was $192 million ($120 million as at October 31, 2023).

We retain residual interests, representing our continuing involvement, for certain commercial mortgage loans purchased or originated in the United States that have been sold and derecognized. During the year ended October 31, 2024, we sold and derecognized $4,412 million of these loans ($1,302 million in 2023) and recognized a gain of $49 million upon transfer ($28 million in 2023). The carrying values of our retained interests classified as debt securities at amortized cost and loans carried at amortized cost were $7 million and $40 million, respectively, as at October 31, 2024 ($8 million and $38 million, respectively, as at October 31, 2023). Fair value was equal to carrying value on these dates.

In addition, we hold U.S. government agency CMO issued by third-party sponsored vehicles, which we may further securitize by packaging them into new CMO prior to selling to third-party investors. If we have not substantially transferred all of the risks and rewards of ownership to third-party investors, we continue to recognize these CMO and the related cash proceeds as secured financing in our Consolidated Balance Sheet. During the year, we sold CMO that qualified for derecognition, where retained interests represent our continuing involvement and are managed as part of larger portfolios held for trading, liquidity or hedging purposes. Where we sold these CMO, associated gains and losses are recognized in non-interest revenue, trading revenues (losses). As at October 31, 2024, the fair value of our retained interests in these CMO was $6 million, classified as trading securities in our Consolidated Balance Sheet ($9 million as at October 31, 2023). Refer to Note 3 for further information.

As noted above, we sell Canadian residential and commercial mortgages to third-party Canadian securitization programs, including the Canada Mortgage Bond program, and directly to third-party investors under the NHA MBS program. Some of these sales qualified for derecognition as we have transferred substantially all of the risks and rewards associated with the securitized mortgages. During the year ended October 31, 2024, we sold and derecognized $2,157 million of these loans ($1,186 million in 2023) and recognized a gain of $90 million ($53 million in 2023) in non-interest revenue, other. We retain some residual interests associated with the loans, representing our continuing involvement. The carrying value of our retained interests, classified as loans carried at fair value, was $146 million as at October 31, 2024 ($56 million as at October 31, 2023).

Note 7: Structured Entities

We enter into certain transactions in the ordinary course of business which involve the establishment of SEs to facilitate or secure customer transactions and to obtain alternate sources of funding. We are required to consolidate a SE if we control the entity. We control a SE when we have power over the SE, exposure to variable returns as a result of our involvement, and the ability to exercise power to affect the amount of our returns.

In assessing whether we control a SE, we consider the entire arrangement to determine the purpose and design of the SE, the nature of any rights held through contractual arrangements, and whether we are acting as principal or agent.

We perform a reassessment of consolidation if facts and circumstances indicate that there have been changes to one or more of the elements of control over the SE. If the reassessment determines that we no longer control the SE, we will derecognize the related assets (including goodwill), liabilities and non-controlling interest at their carrying amounts and recognize any consideration received or retained interest at fair value, with any difference recognized as a gain or loss in our Consolidated Statement of Income. Information regarding our basis of consolidation is included in Note 1.

Consolidated Structured Entities
Bank Securitization Vehicles
We use securitization vehicles to securitize our Canadian credit card loans, Canadian real estate lines of credit and Canadian auto loans in order to obtain alternate sources of funding. The structure of these vehicles limits the activities they can undertake and the types of assets they can hold, and the vehicles have limited decision-making authority. The vehicles issue term asset-backed securities (ABS) to fund their activities. We control and consolidate these vehicles, as we have the key decision-making powers necessary to obtain the majority of the benefits of their activities.

The following table presents the carrying values and fair values of assets and liabilities related to these consolidated securitization vehicles:

(Canadian $ in millions)	2024				2023	
	Carrying value (1)		Fair value	Carrying value (1)		Fair value
Assets						
Credit cards	$	10,964	$ 10,964	$	9,506	$ 9,506
Consumer instalment and other personal (2)		3,732	3,728		4,695	4,670
Total	$	14,696	$ 14,692	$	14,201	$ 14,176
Associated liabilities (3)	$	9,151	$ 9,146	$	10,376	$ 10,177

(1) Carrying value of loans is net of ACL.
(2) Includes real estate lines of credit and auto loans.
(3) Associated liabilities are recognized in securitization and structured entities' liabilities in our Consolidated Balance Sheet.

Capital and Funding Vehicles
We sponsor the Trust established in connection with the issuance of $1,250 million 4.300% Limited Recourse Capital Notes, Series 1 (Series 1 LRCNs), $750 million 5.625% Limited Recourse Capital Notes, Series 2 (Series 2 LRCNs), $1,000 million 7.325% Limited Recourse Capital Notes, Series 3 (Series 3 LRCNs), US$1,000 million 7.700% Limited Recourse Capital Notes, Series 4 (Series 4 LRCNs) and US$750 million 7.300% Limited Recourse Capital Notes, Series 5 (Series 5 LRCNs), which holds $1,250 million of BMO issued Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 48 (Non-Viability Contingent Capital (NVCC)), $750 million of BMO issued Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 49 (NVCC), $1,000 million of BMO issued Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 51 (NVCC), US$1,000 million of BMO issued Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 53 (NVCC) and US$750 million of BMO issued Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 54 (NVCC), issued concurrently with the Series 1, Series 2, Series 3, Series 4 and Series 5 LRCNs, respectively. We determined that we control and therefore consolidate this vehicle as we are exposed to its variable returns and have key decision-making powers over its activities. Refer to Note 17 for further information.

We have a funding vehicle, created under the covered bond program, that was established to guarantee payments due to the holders of bonds issued by us. We sell assets to this funding vehicle in exchange for an intercompany loan. Refer to Note 13 for further information on our covered bond deposit liabilities.

We have established a funding vehicle that issues commercial paper to third parties. We pledge collateral to secure the commercial paper in exchange for an intercompany loan. The amount of commercial paper issued by the vehicle totalled $9,682 million as at October 31, 2024 ($6,054 million as at October 31, 2023). Refer to Note 13 for further information on our commercial paper deposit liabilities.

For those vehicles that purchase assets from us or are designed to pass on our credit risk, we have determined that, based on either the rights of the arrangements or through our equity interest, we have significant exposure to the variable returns of the vehicles, and we control and therefore consolidate these vehicles. Additional information related to notes issued by, and assets sold to, these vehicles is provided in Notes 13 and 25, respectively.

Other
We have other consolidated SEs created to meet the needs of the bank and its customers. Aside from the exposure resulting from our involvement as a sponsor, we do not have other contractual or non-contractual arrangements that require us to provide financial support to these consolidated SEs.

Unconsolidated Structured Entities
The table below presents amounts related to our interests in unconsolidated SEs:

(Canadian $ in millions)	2024					2023		
	Customer securitization vehicles (1)		Capital vehicles	Other securitization vehicles	Customer securitization vehicles (1)		Capital vehicles	Other securitization vehicles
Interests recorded in our Consolidated Balance Sheet								
Financial Assets								
Cash and cash equivalents	$	107	$ 5,536	$ –	$	184	$ 5,182	$ –
Trading securities		170	–	21,485		518	–	3,346
FVTPL securities		40	–	–		23	–	–
FVOCI securities		1,484	–	–		1,393	–	–
Derivatives		1	–	–		23	–	–
Other		8	–	169		9	–	100
Total	$	1,810	$ 5,536	$ 21,654	$	2,150	$ 5,182	$ 3,446
Financial Liabilities								
Deposits	$	107	$ 5,536	$ –	$	184	$ 5,182	$ –
Derivatives		3	–	–		–	–	–
Other		–	87	–		–	79	–
Total	$	110	$ 5,623	$ –	$	184	$ 5,261	$ –
Maximum exposure to loss (2)	$	20,998	$ 1	$ 21,654	$	21,740	$ 1	$ 3,446
Total assets of the entities	$	12,956	$ 5,624	$ 87,611	$	13,936	$ 5,260	$ 30,877

(1) Securities held that are issued by our Canadian and U.S. customer securitization vehicles comprise asset-backed commercial paper (ABCP) and are classified as either trading securities, FVTPL securities or FVOCI securities.
(2) Maximum exposure to loss represents securities held, undrawn liquidity facilities, any remaining unfunded committed amounts to the BMO funded vehicle, derivative assets and other assets.

Customer Securitization Vehicles
We sponsor customer securitization vehicles (also referred to as bank-sponsored multi-seller conduits) that provide our customers with alternate sources of funding through the securitization of their assets. These vehicles provide clients with access to financing either from BMO or in the ABCP markets by allowing them to either sell their assets directly into the vehicle or indirectly by selling an interest in the securitized assets into the vehicle, which then issues ABCP to either investors or BMO to fund the purchases. The sellers remain responsible for servicing the transferred assets and are first to absorb any losses realized on those assets. We are not responsible for servicing or absorbing the first loss and none of the sellers are affiliated with BMO. We earn fees for providing services related to the securitizations, including liquidity, distribution and financial arrangement fees for supporting the ongoing operations of the vehicles. We have determined that we act as agent on behalf of the sellers and therefore do not control these vehicles.

We provide liquidity facilities to the market-funded vehicles, which may require that we provide them with additional financing if certain events occur. The total committed and undrawn amount under these liquidity facilities and the undrawn amount of the BMO funded vehicle as at October 31, 2024 was $19,296 million ($19,775 million as at October 31, 2023). This is included within commitments outlined in Note 25. Our interests in these vehicles as at October 31, 2024 and 2023 have been included in the Unconsolidated Structured Entities table above.

Capital Vehicles
We also use capital vehicles to pass on our credit risk to security holders of the vehicles. In these situations, we are not exposed to significant default or credit risk. Our remaining exposure to variable returns is less than that of the note holders in these vehicles, who are exposed to our default and credit risk. We are not required to consolidate these vehicles.

Other Securitization Vehicles
Other securitization vehicles involve holdings in asset-backed securitizations. Where we sponsor SEs that securitize MBS into CMO, we may have interests through our holdings of CMO but we do not consolidate the SEs, as we do not have power to direct their relevant activities. These include government-sponsored agency securities such as U.S. government agency issuances. In determining whether we are a sponsor of a SE, we consider both qualitative and quantitative factors, including the purpose and nature of the entity, and our initial and continuing involvement. Subsequent to the securitization, we sell the CMO to third parties. Our maximum exposure to loss is limited to our on-balance sheet investments in these entities, included in the Unconsolidated Structured Entities table above.

Where the asset-backed instruments in these securitizations are transferred to third parties, but we do not substantially transfer all risks and rewards of ownership to the third-party investors, we continue to recognize the transferred assets with the related cash proceeds recorded as secured financing in our Consolidated Balance Sheet in securitization and structured entities' liabilities. As at October 31, 2024, these transferred assets were carried at fair value totalling $19,903 million ($3,127 million as at October 31, 2023), with $15,223 million ($1,781 million as at October 31, 2023) recognized in securitization and structured entities' liabilities, also carried at fair value.

Where the asset-backed instruments in these securitizations are transferred to third parties and qualify for derecognition, we record the related gains or losses in non-interest revenue, trading revenues (losses). We may also retain an interest in the CMO sold, which represents our continuing involvement. As at October 31, 2024, we held retained interests of $1,582 million ($219 million as at October 31, 2023) carried at fair value in our Consolidated Balance Sheet in securities, trading.

During the year ended October 31, 2024, we sold $31,832 million of MBS to these sponsored securitization vehicles ($11,779 million in 2023) and divested all interests in the securitized MBS, with any gains and losses recorded in our Consolidated Statement of Income in non-interest revenue, trading revenues (losses).

We retain residual interests in certain commercial mortgage loans that have been either purchased or originated in the United States and then sold and derecognized through bank-sponsored SEs, which securitize these loans into MBS. During the year ended October 31, 2024, we sold and derecognized $1,730 million of these loans ($1,170 million in 2023) and recognized a gain of $19 million ($25 million in 2023). The carrying values of our retained interests classified as loans carried at amortized cost were $169 million as at October 31, 2024 ($100 million as at October 31, 2023). Fair value was equal to carrying value on these dates.

BMO Managed Funds
We have established a number of funds that we also manage. We assess whether or not we control these funds based on the economic interest we have in the funds, including investments in the funds and management fees earned from the funds, and any investors' rights to remove us as investment manager. We consolidate only those funds that we control. Our total interest in unconsolidated BMO managed funds was $848 million as at October 31, 2024 ($870 million as at October 31, 2023), with $250 million included in FVTPL securities and $598 million included in trading securities in our Consolidated Balance Sheet as at October 31, 2024 ($181 million and $689 million, respectively, as at October 31, 2023).

Other Structured Entities
We purchase and hold investments in a variety of third-party SEs, including exchange-traded funds, mutual funds, limited partnerships, investment trusts, LIHTC entities and government-sponsored ABS vehicles, which are recorded in securities in our Consolidated Balance Sheet. We are considered to have an interest in these entities through our holdings and because we may act as a counterparty in certain derivatives contracts. We are not the investment manager or the sponsor of any of these entities. We are generally a passive investor and do not have power over the key decision-making activities of these entities. Our maximum exposure to loss from our investments is limited to the carrying amounts of our investments in these entities and any unutilized commitment we have provided.

Sponsored Structured Entities

We may be deemed to be the sponsor of a SE if we are involved in its design, legal set-up or marketing. We may also be deemed to be the sponsor of a SE if market participants would reasonably associate the entity with us. Any interests in securitization vehicles we have sponsored are disclosed in the Unconsolidated Structured Entities table above.

Financial Support Provided to Structured Entities

During the years ended October 31, 2024 and 2023, we did not provide any financial or non-financial support to any consolidated or unconsolidated SEs when we were not contractually obligated to do so. Furthermore, we have no intention of providing such support in the future.

Note 8: Derivative Instruments

Derivative instruments are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates or other financial or commodity prices or indices.

Derivative instruments can be either regulated exchange-traded contracts or negotiated over-the-counter contracts. We use these instruments for trading purposes, as well as to manage our exposures, mainly to foreign currency and interest rate fluctuations, as part of our asset/liability management program.

Types of Derivatives

Swaps

Swaps are contractual agreements between two parties to exchange a series of cash flows. The various swap agreements that we enter into are as follows:

- Interest rate swaps – counterparties generally exchange fixed and floating rate interest payments based on a notional value in a single currency.
- Cross-currency swaps – counterparties exchange fixed rate interest payments and principal amounts in different currencies.
- Cross-currency interest rate swaps – counterparties exchange fixed and/or floating rate interest payments and principal amounts in different currencies.
- Commodity swaps – counterparties generally exchange fixed and floating rate payments based on a notional value of a single commodity.
- Equity swaps – counterparties exchange the return on an equity security or a group of equity securities for the return based on a fixed or floating interest rate or the return on another equity security or group of equity securities.
- Credit default swaps – one counterparty pays the other a fee in exchange for that other counterparty agreeing to make a payment if a credit event occurs, such as bankruptcy or failure to pay.
- Total return swaps – one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including returns such as interest earned on these assets, in exchange for amounts that are based on prevailing market funding rates.

Forwards and Futures

Forwards and futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest rate-sensitive financial instrument or security at a specified price and date in the future.

Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margining.

Options

Options are contractual agreements that convey to the purchaser the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest rate financial instrument or security at a fixed future date or at any time within a fixed future period.

For options written by us, we receive a premium from the purchaser for accepting market risk.

For options purchased by us, we pay a premium for the right to exercise the option. Since we have no obligation to exercise the option, our primary exposure to risk is the potential credit risk if the writer of an over-the-counter contract fails to meet the terms of the contract.

Caps, collars and floors are specialized types of written and purchased options. They are contractual agreements in which the writer agrees to pay the purchaser, based on a specified notional amount, the difference between the market rate and the prescribed rate of the cap, collar or floor. The writer receives a premium for selling this instrument.

A swaption is an option granting its owner the right but not the obligation to enter into an underlying swap.

A futures option is an option contract in which the underlying instrument is a single futures contract.

The main risks associated with these derivative instruments are related to exposure to movements in interest rates, foreign exchange rates, credit quality, value of the underlying financial instrument or commodity, as applicable, and the possible inability of counterparties to meet the terms of the contracts.

Embedded Derivatives

From time to time, we purchase or issue financial instruments containing embedded derivatives. The embedded derivative in a financial liability is separated from the host contract and carried at fair value if the economic characteristics of the derivative are not closely related to those of the host contract, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not measured at fair value. To the extent that we cannot reliably identify and measure the embedded derivative, the entire contract is carried at fair value, with changes in fair value reflected in our Consolidated Statement of Income. Embedded derivatives in certain of our guaranteed investment certificate deposits are accounted for separately from the host instrument and presented within deposits in our Consolidated Balance Sheet.

Contingent Features

Certain over-the-counter derivative instruments contain provisions that link the amount of collateral we are required to post or pay to our credit ratings, as determined by the major credit rating agencies. If our credit ratings were to be downgraded, certain counterparties to these derivative instruments could demand immediate and ongoing collateralization on derivative liability positions or request immediate payment. The aggregate fair value of all derivative instruments with collateral posting requirements that were in a liability position as at October 31, 2024 was $9,656 million ($10,323 million as at October 31, 2023), for which we have posted collateral of $8,882 million ($9,084 million as at October 31, 2023).

Risks Hedged

Interest Rate Risk

We manage interest rate risk through interest rate futures, interest rate swaps and options, which are linked to and adjust the interest rate sensitivity of a specific asset, liability, forecasted transaction or firm commitment, or a specific pool of transactions with similar risk characteristics.

Foreign Currency Risk

We manage foreign currency risk through currency futures, foreign currency options, cross-currency swaps, foreign exchange spot transactions, forward contracts and deposits denominated in foreign currencies.

Equity Price Risk

We manage equity price risk through total return swaps.

Trading Derivatives

Trading derivatives include derivatives entered into with customers to accommodate their risk management needs, market-making to facilitate customer-driven demand for derivatives, derivatives transacted on a limited basis to generate trading income from our principal trading positions, and certain derivatives entered into as part of our risk management strategy that do not qualify as hedges for accounting purposes (economic hedges).

We structure and market derivative products to enable customers to transfer, modify or reduce current or expected exposure to risks.

Principal trading activities include market-making and positioning activities. Market-making involves quoting bid and offer prices to other market participants with the intention of generating revenues based on spread and volume. Positioning activities involve managing market risk positions with the expectation of profiting from favourable movements in prices, rates or indices.

We may also economically hedge a portion of our U.S. dollar earnings through forward foreign exchange contracts and/or options to minimize fluctuations in our consolidated net income due to the translation of our U.S. dollar earnings. These contracts are recorded at fair value, with changes in fair value recorded in non-interest revenue, trading revenues (losses), in our Consolidated Statement of Income. We entered into economic hedges in relation to the definitive agreement with BNP Paribas to acquire Bank of the West and its subsidiaries, which were then settled upon completion of the acquisition in 2023. Refer to Note 10 for further details.

Trading derivatives are recorded at fair value. Realized and unrealized gains and losses are generally recorded in non-interest revenue, trading revenues (losses), in our Consolidated Statement of Income. Unrealized gains and losses on derivatives used to economically hedge certain exposures may be recorded in our Consolidated Statement of Income in the same line as the unrealized gains and losses arising from the exposures. Unrealized gains on trading derivatives are recorded as derivative instrument assets and unrealized losses are recorded as derivative instrument liabilities in our Consolidated Balance Sheet.

Fair Value of Trading and Hedging Derivatives

Fair value represents a point-in-time estimate that may change in subsequent reporting periods due to market conditions or other factors. A discussion of the fair value measurement of derivatives is included in Note 18.

Fair values of our derivative instruments are as follows:

(Canadian $ in millions)		2024				2023	
	Gross assets	**Gross liabilities**	**Net**		Gross assets	Gross liabilities	Net
Trading							
Interest Rate Contracts							
Swaps	$ 3,203	$ (5,707)	$ (2,504)	$	4,193	$ (9,393)	$ (5,200)
Forward rate agreements	477	(281)	196		360	(84)	276
Purchased options	2,574	–	2,574		3,221	–	3,221
Written options	–	(2,341)	(2,341)		–	(3,129)	(3,129)
Futures	21	(10)	11		6	(21)	(15)
Foreign Exchange Contracts (1)							
Cross-currency swaps	1,989	(1,378)	611		1,887	(1,397)	490
Cross-currency interest rate swaps	9,777	(10,867)	(1,090)		10,340	(10,081)	259
Forward foreign exchange contracts	8,150	(6,096)	2,054		6,685	(5,469)	1,216
Purchased options	657	–	657		575	–	575
Written options	–	(528)	(528)		–	(448)	(448)
Commodity Contracts							
Swaps	1,023	(1,097)	(74)		1,029	(743)	286
Purchased options	644	–	644		850	–	850
Written options	–	(607)	(607)		–	(787)	(787)
Futures	160	(117)	43		143	(127)	16
Equity Contracts	14,194	(25,673)	(11,479)		4,690	(11,460)	(6,770)
Credit Contracts							
Purchased	1	(10)	(9)		13	(18)	(5)
Written	9	(1)	8		12	(9)	3
Total fair value – trading derivatives	$ 42,879	$ (54,713)	$ (11,834)	$	34,004	$ (43,166)	$ (9,162)
Hedging							
Interest Rate Contracts (2)							
Cash flow hedges – swaps	$ 2,148	$ (915)	$ 1,233	$	693	$ (3,784)	$ (3,091)
Fair value hedges – swaps	1,464	(1,589)	(125)		4,877	(1,390)	3,487
Total swaps	3,612	(2,504)	1,108		5,570	(5,174)	396
Foreign Exchange Contracts							
Cash flow hedges	699	(1,080)	(381)		333	(1,801)	(1,468)
Fair value hedges	–	(2)	(2)		69	(1)	68
Net investment hedges	–	(4)	(4)		–	(8)	(8)
Total foreign exchange contracts	699	(1,086)	(387)		402	(1,810)	(1,408)
Equity Contracts							
Cash flow hedges	63	–	63		–	(43)	(43)
Total equity contracts	63	–	63		–	(43)	(43)
Total fair value – hedging derivatives (3)	4,374	(3,590)	784		5,972	(7,027)	(1,055)
Total fair value – trading and hedging derivatives	47,253	(58,303)	(11,050)		39,976	(50,193)	(10,217)
Less: impact of master netting agreements	(31,576)	31,576	–		(26,674)	26,674	–
Total	$ 15,677	$ (26,727)	$ (11,050)	$	13,302	$ (23,519)	$ (10,217)

(1) Gold contracts are included in foreign exchange contracts.
(2) Includes the fair value of bond futures in fair value hedges rounded down to $nil million as at October 31, 2024 ($nil million as at October 31, 2023).
(3) The fair values of hedging derivatives wholly or partially offset the changes in fair values of the related on-balance sheet financial instruments.

Assets are presented net of liabilities to customers where we have a legally enforceable right to offset amounts and we intend to settle contracts on a net basis.

Notional Amounts of Trading Derivatives

The notional amounts of our derivatives represent the amount to which a rate or price is applied in order to calculate the amount of cash that must be exchanged under the contract. Notional amounts do not represent assets or liabilities and therefore are not recorded in our Consolidated Balance Sheet.

(Canadian $ in millions)			2024			2023
	Exchange-traded	Over-the-counter	Total	Exchange-traded	Over-the-counter	Total
Interest Rate Contracts						
Swaps	$ –	$ 16,390,827	$ 16,390,827	$ –	$ 9,254,984	$ 9,254,984
Forward rate agreements	–	3,414,449	3,414,449	–	132,653	132,653
Purchased options	136,796	253,694	390,490	37,264	130,000	167,264
Written options	26,468	255,721	282,189	38,256	118,524	156,780
Futures	1,735,442	–	1,735,442	1,367,959	–	1,367,959
Total interest rate contracts	1,898,706	20,314,691	22,213,397	1,443,479	9,636,161	11,079,640
Foreign Exchange Contracts (1)						
Cross-currency swaps	–	64,100	64,100	–	54,169	54,169
Cross-currency interest rate swaps	–	891,272	891,272	–	677,765	677,765
Forward foreign exchange contracts	–	679,250	679,250	–	563,716	563,716
Purchased options	3,572	76,576	80,148	1,851	51,143	52,994
Written options	3,248	88,210	91,458	2,282	55,370	57,652
Futures	1,751	–	1,751	4,035	–	4,035
Total foreign exchange contracts	8,571	1,799,408	1,807,979	8,168	1,402,163	1,410,331
Commodity Contracts						
Swaps	–	20,328	20,328	–	18,574	18,574
Purchased options	43,931	5,495	49,426	30,397	5,319	35,716
Written options	45,440	4,268	49,708	31,351	4,218	35,569
Futures	36,071	–	36,071	35,285	–	35,285
Total commodity contracts	125,442	30,091	155,533	97,033	28,111	125,144
Equity Contracts	333,126	138,034	471,160	189,112	115,689	304,801
Credit Contracts						
Purchased	–	23,350	23,350	–	16,927	16,927
Written	–	16,211	16,211	–	10,010	10,010
Total credit contracts	–	39,561	39,561	–	26,937	26,937
Total	$ 2,365,845	$ 22,321,785	$ 24,687,630	$ 1,737,792	$ 11,209,061	$ 12,946,853

(1) Gold contracts are included in foreign exchange contracts.

Table excludes loan commitment derivatives with a notional amount of $2,498 million ($1,805 million as at October 31, 2023).

Derivatives Used in Hedge Accounting

We apply the requirements of IAS 39 *Financial Instruments: Recognition and Measurement* for hedge accounting purposes. In accordance with our risk management strategy, we enter into various derivative contracts to hedge our interest rate, foreign currency and equity price exposures. We also use deposits, cross-currency swaps, foreign exchange forwards and options to hedge foreign currency exposure in our net investment in foreign operations.

When the hedged item is accounted for at FVTPL, there is a natural offset within the income statement with the related derivative. However, when we manage risks incumbent in instruments that are accounted for at amortized cost, including loans and deposits, or FVOCI debt securities, we use hedge accounting in order to eliminate the mismatch between the hedged item and the mark-to-market derivative.

To the extent these instruments used to manage risk qualify for hedge accounting, we designate them in accounting hedge relationships. Our structural market risk strategies, including our approach to managing interest rate and foreign exchange risk, are included in the blue-tinted font in the Structural (Non-Trading) Market Risk section of our Management's Discussion and Analysis. In addition, our exposure to foreign exchange rate risk is discussed in the Non-Trading Foreign Exchange Risk section of our Management's Discussion and Analysis. Our exposure to equity price risk and our approach to managing it are discussed in the Other Share-Based Compensation, Mid-Term Incentive Plans section of Note 21.

By using derivatives to hedge exposures to changes in interest rates, foreign exchange rates and equity prices, we are also exposed to the credit risk of the derivative counterparty. We mitigate credit risk by entering into transactions with high-quality counterparties, requiring the counterparties to post collateral, entering into master netting agreements or settling through centrally cleared counterparties.

To qualify as an accounting hedge, the hedging relationship must be designated and formally documented at its inception, detailing the particular risk management objective and strategy for the hedge and the specific asset, liability or cash flow being hedged, as well as how effectiveness is to be assessed. Changes in the fair value of the derivative must be highly effective in offsetting changes in the fair value or changes in the amount of future cash flows of the hedged item. We evaluate hedge effectiveness at the inception of the hedging relationship and on an ongoing basis, retrospectively and prospectively, primarily using a quantitative statistical regression analysis. We consider a hedging relationship highly effective when all of the following criteria are met: correlation between the variables in the regression is at least 0.8; the slope of the regression is within a range of 0.8 to 1.25; and the confidence level of the slope is at least 95%. The practice is different for our net investment hedge, which is discussed in the Net Investment Hedges section below.

Any ineffectiveness in a hedging relationship is recognized as it arises in non-interest revenue, other, in our Consolidated Statement of Income.

Under the IASB's Phase 1 Amendments to IAS 39 and IFRS 7, certain hedge accounting requirements were modified to provide relief from the uncertainty arising from IBOR reform during the period prior to replacement of IBORs. These amendments allowed us to assume the interest rate benchmarks that are the basis for cash flows of the hedged item and hedging instrument were not altered as a result of IBOR reform, thereby allowing hedge accounting to continue. They also provided an exception from the requirement to discontinue hedge accounting if a hedging relationship no longer met the effectiveness requirements solely as a result of IBOR reform. In addition, the IASB's Phase 2 amendments to IAS 39 and IFRS 7 allowed us to amend hedge relationship documentation to reflect the changes required by IBOR reform when Phase 1 came to an end, without discontinuing the existing hedging relationships. We continued to apply these amendments during 2024 until all impacted hedging relationships were transitioned.

The following table outlines the notional amounts and average rates of derivatives and the carrying amounts of deposits designated as hedging instruments, by term to maturity, hedge type and risk type, where applicable.

(Canadian $ in millions, except as noted)		Remaining term to maturity					2024	2023
		Within 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	Total	Total
Cash Flow Hedges								
Interest rate risk – Interest rate swaps								
Notional amount (1)		**$62,887**	**$99,368**	**$64,333**	**$34,402**	**$ 5,882**	**$266,872**	$186,679
Average fixed interest rate		**4.59%**	**3.38%**	**3.54%**	**3.63%**	**3.79%**	**3.75%**	4.20%
Foreign exchange risk – Cross-currency swaps and foreign exchange forwards (2)								
CAD-USD pair	Notional amount	**4,256**	**21,186**	**14,229**	**1,011**	**251**	**40,933**	43,622
	Average fixed interest rate	**1.96%**	**3.38%**	**3.24%**	**1.75%**	**3.02%**	**3.14%**	2.77%
	Average exchange rate: CAD-USD	**1.2589**	**1.3197**	**1.3532**	**1.3266**	**1.3122**	**1.3252**	1.3218
CAD-EUR pair	Notional amount	**717**	**13,171**	**3,310**	**–**	**201**	**17,399**	16,386
	Average fixed interest rate	**5.40%**	**3.44%**	**3.21%**	**–**	**2.97%**	**3.47%**	3.15%
	Average exchange rate: CAD-EUR	**1.4345**	**1.4177**	**1.4711**	**–**	**1.4870**	**1.4293**	1.4352
Other currency pairs (3)	Notional amount	**923**	**6,548**	**2,219**	**237**	**–**	**9,927**	9,787
	Average fixed interest rate	**2.54%**	**2.98%**	**4.22%**	**4.83%**	**–**	**3.26%**	2.99%
	Average exchange rate: CAD-Non USD/EUR	**1.4539**	**1.6847**	**1.2748**	**0.3257**	**–**	**1.5391**	1.5221
Equity price risk – Total return swap (4)								
Notional amount		**20**	**460**	**–**	**–**	**–**	**480**	451
Fair Value Hedges								
Interest rate risk – Interest rate swaps								
Notional amount (5)		**51,525**	**42,933**	**56,909**	**33,010**	**3,901**	**188,278**	169,368
Average fixed interest rate		**4.53%**	**3.94%**	**3.71%**	**3.74%**	**3.80%**	**3.99%**	3.91%
Interest rate risk – Bond futures (exchange-traded derivatives)								
Notional amount		**1,479**	**–**	**–**	**–**	**–**	**1,479**	2,825
Average price in dollars		**108**	**–**	**–**	**–**	**–**	**108**	105
Foreign exchange risk – Cross-currency swaps (6)								
USD-EUR pair	Notional amount	**21**	**–**	**–**	**–**	**–**	**21**	21
	Average fixed interest rate	**3.25%**	**–**	**–**	**–**	**–**	**3.25%**	3.25%
	Average exchange rate: USD-EUR	**0.9706**	**–**	**–**	**–**	**–**	**0.9706**	0.9706
USD-JPY pair	Notional amount	**–**	**–**	**–**	**–**	**–**	**–**	476
	Average fixed interest rate	**–**	**–**	**–**	**–**	**–**	**–**	(0.08)%
	Average exchange rate: USD-JPY	**–**	**–**	**–**	**–**	**–**	**–**	0.0076
Net Investment Hedges								
Foreign exchange risk – Cross-currency swaps and foreign exchange forwards								
CAD-CNH pair	Notional amount	**677**	**–**	**–**	**–**	**–**	**677**	650
Foreign exchange risk – Deposit liabilities								
USD denominated deposit – carrying amount		**16,053**	**–**	**–**	**–**	**–**	**16,053**	13,154
GBP denominated deposit – carrying amount		**300**	**–**	**–**	**–**	**–**	**300**	157

(1) The notional amount of interest rate swaps maturing after June 28, 2024 which referenced CDOR was $21,718 million as at October 31, 2023. There are no derivatives referencing CDOR as at October 31, 2024.

(2) Under certain hedge strategies using cross-currency swaps, a CAD leg is inserted to create two swaps designated as separate hedges (for example, a EUR-USD cross-currency swap split into EUR-CAD and CAD-USD cross-currency swaps). The relevant notional amount is grossed up in this table, as the cross-currency swaps are disclosed by CAD-foreign currency pair.

(3) Includes CAD-AUD, CAD-CHF, CAD-CNH, CAD-GBP, CAD-HKD, CAD-JPY or CAD-NOK cross-currency swaps, where applicable. The notional amount of cross-currency swaps maturing after June 28, 2024 which referenced CDOR was $nil million as at October 31, 2023.

(4) The notional amount of total return swaps maturing after June 28, 2024 which referenced CDOR was $451 million as at October 31, 2023.

(5) The notional amount of interest rate swaps maturing after June 28, 2024 which referenced CDOR was $22,328 million as at October 31, 2023.

(6) The notional amount of cross-currency swaps maturing after June 28, 2024 which referenced CDOR was $nil million as at October 31, 2023.

Cash Flow Hedges

Cash flow hedges modify exposure to variability in cash flows for variable interest rate bearing instruments, foreign currency denominated assets and liabilities and certain cash-settled share-based payment grants subject to equity price risk. We use interest rate swaps with or without embedded options, cross-currency swaps, forwards and total return swaps to hedge this variability. We hedge the full amount of foreign exchange risk, but interest rate risk is hedged only to the extent of benchmark interest rates. The benchmark interest rate is a component of interest rate risk that is observable in the relevant financial markets; for example, Secured Overnight Financing Rate or Canadian Overnight Repo Rate Average (CORRA).

We determine the amount of the exposure to which hedge accounting is applied by assessing the potential impact of changes in interest rates, foreign exchange rates and equity prices on the future cash flows of floating rate loans and deposits, foreign currency denominated assets and liabilities and certain cash-settled share-based payments. This assessment is performed using analytical techniques, such as simulation, sensitivity analysis, stress testing and gap analysis.

We record interest that we pay or receive on derivatives that hedge interest rate risk or foreign exchange risk in net interest income in our Consolidated Statement of Income over the life of the hedge. Interest paid on derivatives that hedge equity price risk on certain share-based payments is recorded in employee compensation expense.

The accounting mismatch that would otherwise occur is eliminated by recording changes in the fair value of the derivative that offset changes in the fair value of the hedged item for the designated hedged risk in other comprehensive income. Hedge ineffectiveness, the portion of the change in fair value of the derivative that does not offset changes in the fair value of the hedged item, is recorded directly in non-interest revenue, other, in our Consolidated Statement of Income as it arises.

For cash flow hedges that are discontinued before the end of the original hedge term, the cumulative unrealized gain or loss recorded in other comprehensive income is amortized to our Consolidated Statement of Income in net interest income for interest rate swaps and in employee compensation expense for total return swaps as the hedged item is recorded in earnings. If the hedged item is sold or settled, the entire unrealized gain or loss is recognized immediately in net interest income in our Consolidated Statement of Income. In general, we do not terminate our foreign exchange hedges before maturity.

For cash flow hedges, we use a hypothetical derivative to measure the hedged risk of floating rate loans, deposits, foreign currency denominated assets and liabilities, or share-based payment grants. This hypothetical derivative matches the critical terms of the hedged items identically, and it perfectly offsets the hedged cash flow.

In our cash flow hedge relationships, the main sources of ineffectiveness are differences in interest rate indices, tenor and reset or settlement frequencies between hedging instruments and hedged items, and using hedging instruments without a floor in relationships for hedged items with a floor.

Net Investment Hedges

Net investment hedges mitigate our exposure to foreign exchange rate fluctuations related to our net investment in foreign operations.

Deposits denominated in foreign currencies, cross-currency swaps and foreign exchange forwards are designated as a hedging instrument for a portion of our net investment in foreign operations. We designate the spot rate component of our hedging instrument in net investment hedges. The foreign currency translation of our net investment in foreign operations and the effective portion of the corresponding hedging instrument are recorded in net gains on translation of net foreign operations in other comprehensive income, instead of through the income statement in the case of the hedging instrument if hedge accounting had not been elected.

The effectiveness of our net investment hedge is determined using either the dollar offset method with spot foreign currency rates or a quantitative statistical regression analysis. As the notional amount of the hedging instruments and the hedged net investment in foreign operations are the same, there are no significant sources of ineffectiveness in these hedging relationships.

The following table contains information related to the hedging instruments, hedged items and hedge ineffectiveness for cash flow and net investment hedges for the years ended October 31, 2024 and 2023.

(Canadian $ in millions)						2024
	Carrying amount of hedging instruments (1)		Hedge ineffectiveness			
	Asset	Liability	Gains (losses) on hedging derivatives used to calculate hedge ineffectiveness (2)	Gains (losses) on hypothetical derivatives used to calculate hedge ineffectiveness (2)	Ineffectiveness recorded in non-interest revenue – other	
Cash Flow Hedges						
Interest rate risk – Interest rate swaps	$ 2,148	$ (915)	$ 3,552	$ (3,615)	$ (12)	
Foreign exchange risk – Cross-currency swaps and foreign exchange forwards	699	(1,080)	(251)	251	–	
Equity price risk – Total return swaps	63	–	165	(165)	–	
	2,910	(1,995)	3,466	(3,529)	(12)	
Net Investment Hedges						
Foreign exchange risk – Cross-currency swaps and foreign exchange forwards	–	(4)	(23)	19	(4)	
Foreign exchange risk – Deposit liabilities	–	(16,353)	(119)	119	–	
Total	$ 2,910	$ (18,352)	$ 3,324	$ (3,391)	$ (16)	

						2023
	Carrying amount of hedging instruments (1)		Hedge ineffectiveness			
	Asset	Liability	Gains (losses) on hedging derivatives used to calculate hedge ineffectiveness (2)	Gains (losses) on hypothetical derivatives used to calculate hedge ineffectiveness (2)	Ineffectiveness recorded in non-interest revenue – other	
Cash Flow Hedges						
Interest rate risk – Interest rate swaps	$ 693	$ (3,784)	$ (1,543)	$ 1,511	$ –	
Foreign exchange risk – Cross-currency swaps and foreign exchange forwards (3)	333	(1,801)	(245)	245	–	
Equity price risk – Total return swaps	–	(43)	(80)	80	–	
	1,026	(5,628)	(1,868)	1,836	–	
Net Investment Hedges						
Foreign exchange risk – Cross-currency swaps and foreign exchange forwards	–	(8)	23	(22)	1	
Foreign exchange risk – Deposit liabilities	–	(13,311)	(485)	485	–	
Total	$ 1,026	$ (18,947)	$ (2,330)	$ 2,299	$ 1	

(1) Represents unrealized gains (losses) recorded as part of derivative instruments in assets and liabilities, respectively, in our Consolidated Balance Sheet.
(2) Represents life to date amounts.
(3) Includes derivatives entered into in relation to our acquisition of Bank of the West and its subsidiaries, which were settled upon completion of the transaction. Refer to Note 10 for further details.

The following tables provide a reconciliation of the impacts of our cash flow hedges and net investment hedges in our Consolidated Statement of Comprehensive Income, on a pre-tax basis for the years ended October 31, 2024 and 2023.

(Canadian $ in millions) **2024**

					Balance in cash flow hedge AOCI / net foreign operations AOCI	
	Balance October 31, 2023	**Gains / (losses) recognized in OCI**	**Amount reclassified to net income as the hedged item affects net income**	**Balance October 31, 2024** (1) (2)	**Active hedges**	**Discontinued hedges**
Cash Flow Hedges						
Interest rate risk	$ (8,015)	**$ 3,564**	**$ 1,971**	**$ (2,480)**	**$ 1,695**	**$ (4,175)**
Foreign exchange risk	610	**(251)**	**(2)**	**357**	**357**	**–**
Equity price risk	(72)	**165**	**(16)**	**77**	**77**	**–**
	(7,477)	**3,478**	**1,953**	**(2,046)**	**2,129**	**(4,175)**
Net Investment Hedges						
Foreign exchange risk	(2,186)	**(138)**	**–**	**(2,324)**	**(2,324)**	**–**
Total	$ (9,663)	**$ 3,340**	**$ 1,953**	**$ (4,370)**	**$ (195)**	**$ (4,175)**

2023

					Balance in cash flow hedge AOCI / net foreign operations AOCI	
	Balance October 31, 2022	Gains / (losses) recognized in OCI	Amount reclassified to net income/goodwill as the hedged item affects net income/goodwill	Balance October 31, 2023 (1) (2)	Active hedges	Discontinued hedges
Cash Flow Hedges						
Interest rate risk	$ (8,204)	$ (1,543)	$ 1,732	$ (8,015)	$ (2,720)	$ (5,295)
Foreign exchange risk (3)	1,223	(245)	(368)	610	610	–
Equity price risk	33	(80)	(25)	(72)	(72)	–
	(6,948)	(1,868)	1,339	(7,477)	(2,182)	(5,295)
Net Investment Hedges						
Foreign exchange risk	(1,723)	(463)	–	(2,186)	(2,186)	–
Total	$ (8,671)	$ (2,331)	$ 1,339	$ (9,663)	$ (4,368)	$ (5,295)

(1) Tax balance related to cash flow hedges accumulated other comprehensive income was $527 million as at October 31, 2024 ($2,029 million as at October 31, 2023).
(2) Tax balance related to net investment hedges accumulated other comprehensive income was $593 million as at October 31, 2024 ($555 million as at October 31, 2023).
(3) On closing our acquisition of Bank of the West on February 1, 2023, we settled the foreign exchange forward contracts entered to mitigate foreign exchange risk of the purchase price of Bank of the West and reclassified an after-tax gain of $269 million to goodwill. Refer to Note 10 for further details.

Fair Value Hedges

Fair value hedges modify exposure to changes in a fixed rate instrument's fair value caused by changes in interest rates. These hedges economically convert fixed rate assets and liabilities to floating rate. We use cross-currency swaps, interest rate swaps and bond futures to hedge foreign exchange risk and interest rate risk, including benchmark interest rates inherent in fixed rate securities, a portfolio of mortgages, deposits and subordinated debt and other liabilities.

The carrying value of fixed rate assets or liabilities that are part of a hedging relationship is adjusted for the change in value of the risk being hedged. To the extent that the change in the fair value of the derivative does not offset changes in the fair value of the hedged item for the risk being hedged, the net amount (hedge ineffectiveness) is recorded directly in non-interest revenue, other, in our Consolidated Statement of Income.

For fair value hedges that are discontinued, we cease adjusting the hedged item. The cumulative fair value adjustment of the hedged item is then amortized to net interest income over the hedged item's remaining term to maturity. If the hedged item is sold or settled, the cumulative fair value adjustment is included in the gain or loss on sale or settlement.

In our fair value hedge relationships, the main sources of ineffectiveness are our own credit risk on the fair value of the swap, and differences in terms such as fixed interest rate or reset/settlement frequency between the swap and the hedged item.

The amounts related to derivatives designated as fair value hedging instruments, hedged items and hedge ineffectiveness for the years ended October 31, 2024 and 2023 are as follows:

(Canadian $ in millions) **2024**

	Carrying amount of hedging derivatives (1)		**Hedge ineffectiveness**				**Accumulated amount of fair value hedge gains (losses) on hedged items**	
	Asset	**Liability**	**Gains (losses) on hedging derivatives used to calculate hedge ineffectiveness**	**Gains (losses) on hedged item used to calculate hedge ineffectiveness**	**Ineffectiveness recorded in non-interest revenue – other**	**Carrying amount of the hedged item** (2)	**Active hedges**	**Discontinued hedges**
Fair Value Hedge (3)								
Interest rate swaps	**$ 1,464**	**$ (1,589)**	**$ –**	**$ –**	**$ –**	**$ –**	**$ –**	**$ –**
Cross-currency swaps	**–**	**(2)**	**–**	**–**	**–**	**–**	**–**	**–**
Securities and loans	**–**	**–**	**(3,266)**	**3,117**	**(149)**	**118,397**	**741**	**(1,293)**
Deposits, subordinated debt and other liabilities	**–**	**–**	**1,234**	**(1,217)**	**17**	**(65,156)**	**(214)**	**930**
Total	**$ 1,464**	**$ (1,591)**	**$ (2,032)**	**$ 1,900**	**$ (132)**	**$ 53,241**	**$ 527**	**$ (363)**

(1) Represents the unrealized gains (losses) within derivative instruments in assets and liabilities, respectively, in our Consolidated Balance Sheet.
(2) Represents the carrying value in our Consolidated Balance Sheet and includes amortized cost, before ACL, plus fair value hedge adjustments, except for FVOCI securities that are carried at fair value.
(3) Includes the fair value of bond futures rounded down to $nil million as at October 31, 2024.

	Carrying amount of hedging derivatives (1)		Hedge ineffectiveness				Accumulated amount of fair value hedge gains (losses) on hedged items	
	Asset	Liability	Gains (losses) on hedging derivatives used to calculate hedge ineffectiveness	Gains (losses) on hedged item used to calculate hedge ineffectiveness	Ineffectiveness recorded in non-interest revenue – other	Carrying amount of the hedged item (2)	Active hedges	Discontinued hedges
Fair Value Hedge (3)								
Interest rate swaps	$ 4,877	$ (1,390)	$ –	$ –	$ –	$ –	$ –	$ –
Cross-currency swaps	69	(1)	–	–	–	–	–	–
Securities and loans	–	–	4,071	(3,955)	116	87,043	(4,373)	(404)
Deposits, subordinated debt and other liabilities	–	–	(1,078)	1,139	61	(77,358)	1,015	1,867
Total	$ 4,946	$ (1,391)	$ 2,993	$ (2,816)	$ 177	$ 9,685	$ (3,358)	$ 1,463

(1) Represents the unrealized gains (losses) within derivative instruments in assets and liabilities, respectively, in our Consolidated Balance Sheet.
(2) Represents the carrying value in our Consolidated Balance Sheet and includes amortized cost, before ACL, plus fair value hedge adjustments, except for FVOCI securities that are carried at fair value.
(3) Includes the fair value of bond futures rounded down to $nil million as at October 31, 2023.

Derivative-Related Market Risk

Derivative instruments are subject to market risk arising from the potential for a negative impact on the balance sheet and/or statement of income due to adverse changes in the value of derivative instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities. We strive to limit our exposure to market risk by employing comprehensive governance and management processes for all market risk-taking activities.

Derivative-Related Credit Risk

Derivative instruments are subject to credit risk arising from the possibility that counterparties may default on their obligations. The credit risk associated with a derivative normally represents an amount that is a small fraction of the notional amount of the derivative instrument. Derivative contracts generally expose us to potential credit loss if changes in market rates affect the counterparty's position unfavourably and the counterparty defaults on payment. Credit risk is represented by the positive fair value of the derivative instrument. We strive to limit our exposure to credit risk by dealing with counterparties that we believe are creditworthy, and we manage our credit risk for derivatives using the same credit risk process that we apply to loans and other credit assets.

We also pursue opportunities to reduce our exposure to credit losses on derivative instruments by securing collateral and entering into master netting agreements with counterparties. The credit risk associated with favourable contracts is mitigated by legally enforceable master netting agreements to the extent that unfavourable contracts with the same counterparty must be settled concurrently with favourable contracts.

Exchange-traded derivatives have limited potential for credit risk exposure, as they are settled net daily with each exchange.

Terms used in the credit risk tables below are as follows:

Replacement cost captures the loss that would occur if a counterparty were to default in the present or at a future time, assuming that the closeout and replacement of transactions occur instantaneously, and assuming no recovery on the value of those transactions in bankruptcy.

Credit risk equivalent represents the total replacement cost plus an amount representing the potential future credit risk exposure adjusted by a multiplier of 1.4, as outlined in OSFI's Capital Adequacy Requirements (CAR) Guideline.

Risk-weighted assets represent the credit risk equivalent, weighted on the basis of the creditworthiness of the counterparty, and considering collateral, netting and other credit risk mitigants, as prescribed by OSFI.

(Canadian $ in millions)		2024				2023
	Replacement cost (1)	Credit risk equivalent (1)	Risk-weighted assets	Replacement cost (1)	Credit risk equivalent (1)	Risk-weighted assets
Interest Rate Contracts						
Over-the-counter						
Swaps	$ 2,404	$ 7,797	$ 1,125	$ 1,265	$ 5,133	$ 1,006
Forward rate agreements	650	2,696	600	571	2,219	471
Purchased options	42	338	188	45	174	61
Written options	2	211	78	1	140	77
	3,098	11,042	1,991	1,882	7,666	1,615
Exchange-traded						
Futures	122	279	6	171	296	6
Purchased options	8	19	–	3	4	–
Written options	–	1	–	–	–	–
	130	299	6	174	300	6
Total interest rate contracts	3,228	11,341	1,997	2,056	7,966	1,621
Foreign Exchange Contracts (2)						
Over-the-counter						
Swaps	1,559	7,218	825	1,921	6,517	1,313
Forward foreign exchange contracts	2,709	9,643	1,764	2,300	9,296	1,908
Purchased options	142	447	142	149	448	129
Written options	1	119	27	2	118	39
	4,411	17,427	2,758	4,372	16,379	3,389
Exchange-traded						
Futures	–	1	–	–	–	–
Purchased options	–	3	–	3	8	–
Written options	–	–	–	–	–	–
	–	4	–	3	8	–
Total foreign exchange contracts	4,411	17,431	2,758	4,375	16,387	3,389
Commodity Contracts						
Over-the-counter						
Swaps	993	4,256	1,035	468	1,957	683
Purchased options	155	484	182	4	280	110
Written options	10	246	86	47	331	106
	1,158	4,986	1,303	519	2,568	899
Exchange-traded						
Futures	176	594	12	243	869	17
Purchased options	179	319	6	329	535	11
Written options	–	73	1	3	83	2
	355	986	19	575	1,487	30
Total commodity contracts	1,513	5,972	1,322	1,094	4,055	929
Equity Contracts						
Over-the-counter	199	8,625	1,645	684	8,274	2,123
Exchange-traded	675	2,899	58	1,640	4,635	93
Total equity contracts	874	11,524	1,703	2,324	12,909	2,216
Credit Contracts	103	309	39	446	1,093	81
Total	$ 10,129	$ 46,577	$ 7,819	$ 10,295	$ 42,410	$ 8,236

(1) Replacement cost and credit risk equivalent are presented after the impact of master netting agreements and calculated using the Standardized Approach for Counterparty Credit Risk (SA-CCR) in accordance with the CAR Guideline issued by OSFI. The table therefore excludes loan commitment derivatives.

(2) Gold contracts are included in foreign exchange contracts.

Term to Maturity

Our derivative contracts have varying maturity dates. The remaining contractual terms to maturity for the notional amounts of our derivative contracts are set out below:

(Canadian $ in millions)	Term to maturity					2024	2023
	Within 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	Total notional amounts	Total notional amounts
Interest Rate Contracts							
Swaps	$ 8,085,307	$ 3,515,046	$ 2,371,050	$ 2,013,819	$ 860,755	$ 16,845,977	$ 9,611,030
Forward rate agreements, futures and options	4,016,550	1,652,656	127,962	23,015	3,866	5,824,049	1,827,482
Total interest rate contracts	12,101,857	5,167,702	2,499,012	2,036,834	864,621	22,670,026	11,438,512
Foreign Exchange Contracts (1)							
Swaps	222,003	359,299	211,093	149,931	59,997	1,002,323	780,954
Forward foreign exchange contracts	651,037	21,566	2,334	1,854	3,136	679,927	564,366
Futures	1,735	16	–	–	–	1,751	4,035
Options	152,864	17,904	838	–	–	171,606	110,646
Total foreign exchange contracts	1,027,639	398,785	214,265	151,785	63,133	1,855,607	1,460,001
Commodity Contracts							
Swaps	13,781	5,593	597	357	–	20,328	18,574
Futures	20,226	14,393	1,292	160	–	36,071	35,285
Options	47,556	51,286	193	99	–	99,134	71,285
Total commodity contracts	81,563	71,272	2,082	616	–	155,533	125,144
Equity Contracts	394,847	61,511	12,809	1,738	735	471,640	305,252
Credit Contracts	1,233	5,273	23,239	8,511	1,305	39,561	26,937
Total notional amount	$ 13,607,139	$ 5,704,543	$ 2,751,407	$ 2,199,484	$ 929,794	$ 25,192,367	$ 13,355,846

(1) Gold contracts are included in foreign exchange contracts.

Under the SA-CCR, this table excludes loan commitment derivatives.

Note 9: Premises and Equipment

We record all owned premises and equipment at cost less accumulated depreciation, and less any accumulated impairment, except land, which is recorded at cost. Buildings, computer equipment and operating system software, other equipment and leasehold improvements are depreciated on a straight-line basis over their estimated useful lives. When the major components of a building have different useful lives, they are accounted for separately and depreciated over each component's estimated useful life.

The maximum estimated useful lives we use to depreciate our assets are as follows:

Buildings	10 to 40 years
Computer equipment and operating system software	5 to 7 years
Other equipment	10 years
Leasehold improvements	Lease term to a maximum of 10 years

Depreciation methods, useful lives and the residual values of premises and equipment are reviewed annually for any change in circumstances and are adjusted if appropriate. At each reporting period, we review whether there are any indications that premises and equipment need to be tested for impairment. If there is an indication that an asset may be impaired, we test for impairment by comparing the asset's carrying value to its recoverable amount. The recoverable amount is calculated as the higher of value in use and fair value less costs to sell. Value in use is the present value of the future cash flows expected to be derived from the asset. An impairment charge is recorded when the recoverable amount is less than the carrying value. There were no write-downs of premises and equipment during the years ended October 31, 2024 and 2023. Gains and losses on disposal are included in non-interest expense, premises and equipment, in our Consolidated Statement of Income.

Leases

When we enter into a new arrangement as a lessee, a right-of-use asset is recognized equal to the lease liability, which is calculated based on the future lease payments discounted at our incremental borrowing rate over the lease term. In calculating our lease liability and corresponding right-of-use asset, we assess whether a contract is a lease by determining if we have the right to control the asset based on our ability to make decisions or direct how and for what purpose the asset is used.

The right-of-use asset is depreciated on a straight-line basis, based on the shorter of the useful life of the underlying asset or the lease term, and is adjusted for impairment losses, if any. Impairment is assessed when there is a change in use. We recorded impairment in our right-of-use assets of $1 million during the year ended October 31, 2024 ($40 million in 2023).

The lease liability accretes interest over the lease term, using the effective interest method, with the associated interest expense recognized in interest expense, other liabilities, in our Consolidated Statement of Income. We make estimates in determining the incremental borrowing rate that is used to discount lease liabilities, based on our expected costs of secured borrowing for the lease term. The lease term is based on the non-cancellable period and includes any options to extend or terminate which we are reasonably certain to exercise. The lease liability is remeasured when decisions are made to exercise options under the lease arrangement or when the likelihood of exercising an option within the lease changes. Refer to Note 14 for further information.

Amounts related to leases of low value are expensed when incurred in non-interest expense, premises and equipment, in our Consolidated Statement of Income.

The total cost and associated accumulated depreciation for premises and equipment that we own or lease are set out below:

(Canadian $ in millions)

	Land	Buildings	Computer equipment	Other equipment	Leasehold improvements	Right-of-use assets	Total
Cost							
Balance at October 31, 2022	$ 119	$ 1,688	$ 2,671	$ 945	$ 2,054	$ 3,435	$ 10,912
Additions/lease modifications	13	91	280	125	413	406	1,328
Acquisitions	213	276	63	12	25	523	1,112
Disposals	(28)	(26)	(109)	(30)	(97)	(60)	(350)
Foreign exchange and other	6	18	18	8	18	53	121
Balance at October 31, 2023	323	2,047	2,923	1,060	2,413	4,357	13,123
Additions/lease modifications	–	81	270	117	352	171	991
Disposals	(7)	(41)	(22)	(11)	(26)	–	(107)
Fully depreciated assets	–	(32)	(694)	(257)	(71)	(96)	(1,150)
Foreign exchange and other	1	4	3	2	7	12	29
Balance at October 31, 2024	$ 317	$ 2,059	$ 2,480	$ 911	$ 2,675	$ 4,444	$ 12,886
Accumulated Depreciation and Impairment							
Balance at October 31, 2022	$ –	$ 1,188	$ 2,007	$ 667	$ 1,270	$ 939	$ 6,071
Disposals	–	(25)	(106)	(29)	(94)	(50)	(304)
Depreciation	–	70	306	65	169	412	1,022
Foreign exchange and other (1)	–	5	21	1	11	55	93
Balance at October 31, 2023	–	1,238	2,228	704	1,356	1,356	6,882
Disposals	–	(29)	(12)	(8)	(21)	–	(70)
Depreciation	–	64	261	76	167	402	970
Fully depreciated assets	–	(32)	(694)	(257)	(71)	(96)	(1,150)
Foreign exchange and other (1)	–	1	(4)	(6)	5	9	5
Balance at October 31, 2024	$ –	$ 1,242	$ 1,779	$ 509	$ 1,436	$ 1,671	$ 6,637
Net Carrying Value							
Balance at October 31, 2024	$ 317	$ 817	$ 701	$ 402	$ 1,239	$ 2,773	$ 6,249
Balance at October 31, 2023	323	809	695	356	1,057	3,001	6,241

(1) Includes impairment charges.

Note 10: Acquisitions

The cost of an acquisition is measured at the fair value of the consideration transferred, including contingent consideration. Acquisition-related costs are recognized as an expense in the period in which they are incurred. The identifiable assets acquired and liabilities assumed and contingent consideration are measured at their fair values at the date of acquisition. Goodwill is measured as the excess of the aggregate of the consideration transferred over the net of the fair value of identifiable assets acquired and liabilities assumed. The results of operations of acquired businesses are included in our consolidated financial statements beginning on the date of acquisition.

AIR MILES Reward Program
On June 1, 2023, we completed the acquisition of the AIR MILES Reward Program (AIR MILES) business of LoyaltyOne Co., a subsidiary of Loyalty Ventures Inc., pursuant to a process under the *Companies' Creditors Arrangement Act* for a cash purchase price of US$157 million (CAD$213 million). The AIR MILES business operates as a wholly-owned subsidiary of BMO. The acquisition was accounted for as a business combination, and the acquired business and corresponding goodwill are included in our Canadian Personal and Commercial Banking (Canadian P&C) reporting segment.

We acquired intangible assets of $151 million and goodwill of $233 million. Customer relationship and software intangible assets are amortized to income over 5 to 14 years. The trade name intangible asset has an indefinite life and is not amortized to income. A portion of the goodwill related to this acquisition is deductible for tax purposes.

The fair values of the assets acquired and liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)	June 1, 2023
Securities	$ 668
Goodwill and intangible assets	384
Other assets	141
Total assets	1,193
Deferred revenue (1)	916
Other liabilities	64
Total liabilities	980
Purchase price	$ 213

(1) Deferred revenue reflects our obligation to fulfill the redemption of miles that were outstanding at the acquisition date and is included in other liabilities in our Consolidated Balance Sheet.

The purchase price allocation for AIR MILES has been completed.

Notes

Bank of the West

On February 1, 2023, we completed the acquisition of Bank of the West, including its subsidiaries, from BNP Paribas for a cash purchase price of US$13.8 billion (CAD$18.4 billion). Bank of the West provides a broad range of banking products and services primarily in the Western and Midwestern regions of the United States. The merger enables BMO's market extension in Bank of the West's primary markets, including California, and accelerates BMO's commercial banking expansion. The acquisition has been reflected in our results as a business combination, primarily in the U.S. Personal and Commercial Banking (U.S. P&C) and BMO WM reporting segments.

As part of the acquisition, we acquired a 51% interest in Bank of the West's subsidiary, CLAAS Financial Services, LLC, which provides lease and loan financing to commercial entities acquiring agricultural equipment. We control this LLC and its results are included in our consolidated financial statements. We have recorded the ownership interests of the other partners in CLAAS Financial Services, LLC as non-controlling interest in subsidiaries in our Consolidated Balance Sheet.

We acquired intangible assets of $2,883 million and goodwill of $10,582 million. Core-deposit and customer relationship intangible assets are being amortized to income over the period during which we believe the assets will benefit us, on an accelerated basis, over a period not to exceed 15 years. Goodwill consists largely of the synergy and economies of scale expected from the combined operations of BMO and Bank of the West. Goodwill related to this acquisition is not deductible for tax purposes.

We recorded the assets acquired and liabilities assumed at fair value as at the date of acquisition, as shown in the table below.

(Canadian $ in millions)	February 1, 2023
Purchase consideration	$ 18,382
Impact of forward contracts (1)	(269)
Net purchase consideration	18,113
Fair value of identifiable assets acquired	
Securities	28,437
Loans	
Residential mortgages	11,912
Consumer instalment and other personal	20,268
Credit cards	885
Business and government	43,418
Total loans	76,483
Other assets (2)	9,152
Intangible assets	2,883
Total fair value of identifiable assets acquired	116,955
Fair value of identifiable liabilities assumed	
Deposits	91,711
Other liabilities (2)	17,697
Total fair value of identifiable liabilities assumed	109,408
Non-controlling interest	16
Goodwill	10,582
Net purchase consideration	$ 18,113

(1) To mitigate changes in the Canadian dollar equivalent of the purchase price between our announcement of the acquisition and its closing, we entered into forward contracts, which qualified for hedge accounting. Changes in the fair value of these forward contracts of $269 million (after-tax) were accounted for as a reduction of the Canadian dollar equivalent of the purchase price.
(2) The net deferred tax asset recorded in the opening balance sheet was $1,273 million.

The purchase price allocation for Bank of the West has been completed.

The accounting for purchased loans, including the initial PCL, is discussed in Note 4.

In 2023, Bank of the West contributed revenue of $3,143 million and net income of $361 million to our consolidated results. Net income of $361 million excludes the initial PCL of $705 million ($517 million after-tax) and integration and acquisition-related costs of $1,792 million ($1,342 million after-tax). If we assume the acquisition had occurred on November 1, 2022 and the same fair values were applied, we estimate that our combined consolidated 2023 revenue and net income would have been $32 billion and $4.5 billion, respectively.

Impact of Fair Value Management Actions

The fair value of fixed rate loans, securities and deposits is largely dependent on interest rates. As interest rates increased between our announcement of the acquisition and close, the fair value of the acquired fixed rate instruments (in particular loans, securities and deposits) decreased, resulting in goodwill on closing that was higher than our estimates on the announcement date. Conversely, the fair value of floating rate assets (liabilities) and non-maturity deposits approximated par. Changes in goodwill relative to our original assumptions announced on December 20, 2021 impacted capital ratios on close because goodwill is treated as a deduction from capital under OSFI Basel III rules.

Upon announcement of the agreement to acquire Bank of the West, we entered into pay fixed/receive float interest rate swaps and purchased a portfolio of matched duration U.S. Treasuries and other balance sheet instruments to economically hedge the impact of changes in interest rates on our capital ratios at close. We recorded net interest income and mark-to-market gains of $5.7 billion on these instruments in interest income and non-interest revenue between December 20, 2021 and February 1, 2023, at which time the interest rate swaps were neutralized. The gains provided additional capital to offset the impact of higher goodwill on close.

On close, we placed the majority of these U.S. Treasuries and other balance sheet instruments, which were in an unrealized loss position, in fair value hedge relationships with new pay fixed/receive float interest rate swaps. The fair value hedges, coupled with other actions taken to manage our interest rate risk profile to its target position, crystallized a $5.7 billion loss on these instruments, which will be recognized as a reduction in interest income over their remaining life through accounting for the new fair value hedges.

The fair values of the loans, securities and deposits we acquired were below par. This discount will accrete to interest income in our Consolidated Statement of Income over the remaining terms of these instruments. More information on the purchased loans is included in Note 4.

Leasing Solutions Canada Inc.
On February 1, 2023, we acquired Leasing Solutions Canada Inc. from BNP Paribas. The acquisition was reflected in our results beginning in the second quarter of 2023 as a business combination, in the Canadian P&C reporting segment, and was not material to the bank.

Radicle Group Inc.
On December 1, 2022, we completed the acquisition of Radicle Group Inc. (Radicle), a Calgary-based leader in sustainability advisory services and solutions, and technology-driven emissions measurement and management, for 1.2 million BMO common shares with a total value of $153 million plus cash consideration of $42 million. The acquisition was accounted for as a business combination, and the acquired business and corresponding goodwill are included in our BMO CM reporting segment.

We acquired intangible assets of $60 million and goodwill of $85 million. The intangible assets are being amortized over 3 to 15 years. Goodwill related to this acquisition is not deductible for tax purposes.

The fair values of the assets acquired and liabilities assumed at the date of acquisition were as follows:

(Canadian $ in millions)		December 1, 2022
Goodwill and intangible assets	$	145
Other assets		85
Total assets		230
Liabilities		35
Purchase price	$	195

The purchase price allocation for Radicle has been completed.

Note 11: Goodwill and Intangible Assets

Goodwill

When we complete an acquisition, we allocate the purchase price to the assets acquired, including identifiable intangible assets, and the liabilities assumed. Any portion of the consideration transferred that is in excess of the fair value of those net assets is considered to be goodwill. Goodwill is not amortized and is instead tested for impairment annually.

In performing the impairment test, we utilize fair value less costs to sell for each group of CGUs based on discounted cash flow projections. Cash flows were projected for the first 10 years based on actual operating results, expected future business performance and past experience. Beyond 10 years, cash flows were assumed to grow at perpetual annual rates of up to 2.0% (2.0% in 2023). The discount rates we applied in determining the recoverable amounts in 2024 ranged from 9.8% to 10.8% (8.9% to 11.4% in 2023) and were based on our estimate of the cost of capital for each CGU. The cost of capital for each CGU was estimated using the Capital Asset Pricing Model, based on the historical betas of publicly traded peer companies that are comparable to the CGU. We use significant judgment to determine inputs to the discounted cash flow model, which is most sensitive to changes in future cash flows, discount rates and terminal growth rates applied to cash flows beyond the forecast period. The fair value measurement for the cash flow model is categorized as Level 3 as the inputs are not observable in the market.

The key assumptions described above may change as market and economic conditions change. However, we estimate that reasonably possible changes in these assumptions are not expected to cause the recoverable amounts of our CGUs to decline below their carrying amounts.

A continuity of our goodwill by group of CGUs for the years ended October 31, 2024 and 2023 is as follows:

(Canadian $ in millions)		Personal and Commercial Banking					BMO Wealth Management						BMO Capital Markets		Total
		Canadian P&C		U.S. P&C		Total	Wealth and Asset Management		Insurance		Total				
Balance at October 31, 2022	$	97	$	3,929	$	4,026	$ 822	$	2	$	824	$	435	$	5,285
Acquisitions (1)		233		10,345		10,578	237		–		237		85		10,900
Foreign exchange and other		–		515		515	20		–		20		8		543
Balance at October 31, 2023		330		14,789		15,119	1,079		2		1,081		528		16,728
Foreign exchange and other		–		43		43	2		–		2		1		46
Balance at October 31, 2024	$	330	$	14,832	$	15,162	$ 1,081	$	2	$	1,083	$	529	$	16,774

(1) Refer to Note 10 for further information.

Intangible Assets

Intangible assets related to our acquisitions are initially recorded at fair value at the acquisition date and subsequently at cost less accumulated amortization. Software is recorded at cost less accumulated amortization. Amortization expense is recorded in amortization of intangible assets in our Consolidated Statement of Income.

The total cost and associated accumulated amortization of our intangible assets are set out below:

(Canadian $ in millions)	Customer relationships		Core deposits		Software – amortizing		Software under development		Other		Total	
Cost												
Balance at October 31, 2022	$	521	$	978	$	6,237	$	259	$	322	$	8,317
Additions		–		–		58		739		33		830
Acquisitions (1)		311		2,453		103		–		227		3,094
Transfers		–		–		672		(672)		–		–
Fully amortized intangibles		–		–		(29)		–		(21)		(50)
Foreign exchange and other		18		122		30		(2)		11		179
Balance at October 31, 2023		850		3,553		7,071 (2)		324		572		12,370
Additions		**–**		**–**		**22**		**782**		**48**		**852**
Transfers		**–**		**–**		**688**		**(688)**		**–**		**–**
Fully amortized intangibles		**–**		**–**		**(1,696)**		**–**		**(33)**		**(1,729)**
Foreign exchange and other		**2**		**10**		**11**		**(1)**		**1**		**23**
Balance at October 31, 2024	$	**852**	$	**3,563**	$	**6,096** (2) $		**417**	$	**588**	$	**11,516**
Accumulated Amortization												
Balance at October 31, 2022	$	435	$	978	$	4,422	$	–	$	289	$	6,124
Amortization		44		291		646		–		27		1,008
Write-downs		–		–		9		–		–		9
Fully amortized intangibles		–		–		(29)		–		(21)		(50)
Foreign exchange and other		8		26		25		–		4		63
Balance at October 31, 2023		487		1,295		5,073 (2)		–		299		7,154
Amortization		**62**		**342**		**676**		**–**		**32**		**1,112**
Write-downs		**4**		**–**		**22**		**–**		**–**		**26**
Fully amortized intangibles		**–**		**–**		**(1,696)**		**–**		**(33)**		**(1,729)**
Foreign exchange and other		**3**		**10**		**15**		**–**		**–**		**28**
Balance at October 31, 2024	$	**556**	$	**1,647**	$	**4,090** (2) $		**–**	$	**298**	$	**6,591**
Net Carrying Value												
Balance at October 31, 2024	$	**296**	$	**1,916**	$	**2,006**	$	**417**	$	**290**	$	**4,925**
Balance at October 31, 2023		363		2,258		1,998		324		273		5,216

(1) Refer to Note 10 for further information.
(2) Includes internally generated software of $5,466 million in cost and $3,653 million in accumulated amortization as at October 31, 2024 ($6,172 million in cost and $4,420 million in accumulated amortization as at October 31, 2023).

Intangible assets are amortized to income over the period during which we believe the assets will benefit us, on either a straight-line or an accelerated basis, over a period not to exceed 15 years. We have $228 million as at October 31, 2024 ($227 million as at October 31, 2023) of intangible assets with indefinite lives that relate primarily to card processing and trade name contracts.

The useful lives of intangible assets are reviewed annually for any changes in circumstances. We test definite-life intangible assets for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. Indefinite-life intangible assets are tested annually for impairment. If any intangible assets are determined to be impaired, we write them down to their recoverable amount, the higher of value in use and fair value less costs to sell.

Note 12: Other Assets

Customers' Liability Under Acceptances

Acceptances represent a form of negotiable short-term debt issued by our customers, which we guarantee for a fee. The fees earned are recorded in non-interest revenue, lending fees, in our Consolidated Statement of Income over the term of the acceptance. The amount potentially due under acceptances is recorded in other liabilities in our Consolidated Balance Sheet. We record the bank's equivalent claim against our customers in the event of a call on these commitments in other assets in our Consolidated Balance Sheet. Acceptances are no longer offered since CDOR cessation on June 28, 2024.

Other

The components of other within other assets are as follows:

(Canadian $ in millions)		2024		2023
Accounts receivable, prepaid expenses and other items	$	**3,832**	$	5,806
Accrued interest receivable		**4,463**		4,097
Bank owned life insurance policies		**6,350**		6,306
Leased vehicles, net of accumulated amortization		**67**		124
Cash collateral		**9,419**		9,939
Investments in associates and joint ventures		**1,727**		1,461
Insurance-related assets (1)		**5,748**		4,066
Other employee future benefits assets (Note 22)		**44**		81
Pension asset (Note 22)		**1,252**		1,225
Precious metals (2)		**9,485**		4,701
Total	$	**42,387**	$	37,806

(1) Includes $1,363 million of investment properties ($1,326 million as at October 31, 2023) carried at fair value. These investment properties support our insurance contract liabilities. The fair value is determined by external independent property valuers and categorized as Level 3 (refer to Note 18 for further information on fair value levels) using models with unobservable market inputs.

(2) Precious metals are recorded at fair value based on quoted prices in active markets. Changes in fair value are recorded in our Consolidated Statement of Income in non-interest revenue, trading revenues (losses).

Certain comparative figures have been reclassified for changes in accounting policy (Note 1).

Investments in Associates and Joint Ventures

Investments in associates and joint ventures are accounted for using the equity method of accounting. Investments in associates are those in which we exert significant influence over operating and financing decisions, generally companies in which we own between 20% and 50% of the voting shares. Investments in joint ventures are those in which we have joint control. Our share of the net income or loss, including any impairment losses, is recorded in our Consolidated Statement of Income in non-interest revenue, share of profit in associates and joint ventures. Any other comprehensive income amounts are reflected in the relevant sections of our Consolidated Statement of Comprehensive Income.

Note 13: Deposits

	Payable on demand					
(Canadian $ in millions)	Interest bearing	Non-interest bearing	Payable after notice (1)	Payable on a fixed date (2) (3)	2024	2023
Amortized cost deposits by:						
Banks (4)	$ **4,302**	$ **1,945**	$ **1,584**	$ **24,715**	$ **32,546**	$ 29,080
Business and government	**70,630**	**41,740**	**209,747**	**252,902**	**575,019**	548,068
Individuals	**3,567**	**34,675**	**140,742**	**141,783**	**320,767**	297,886
Total amortized cost deposits	**78,499**	**78,360**	**352,073**	**419,400**	**928,332**	875,034
Deposits at FVTPL	**–**	**–**	**–**	**54,108**	**54,108**	35,845
Total (5)	$ **78,499**	$ **78,360**	$ **352,073**	$ **473,508**	$ **982,440**	$ 910,879
Booked in:						
Canada	$ **66,676**	$ **66,417**	$ **148,164**	$ **336,884**	$ **618,141**	$ 564,412
United States	**11,753**	**11,942**	**201,844**	**88,527**	**314,066**	301,064
Other countries	**70**	**1**	**2,065**	**48,097**	**50,233**	45,403
Total	$ **78,499**	$ **78,360**	$ **352,073**	$ **473,508**	$ **982,440**	$ 910,879

(1) Includes $44,617 million of non-interest bearing deposits as at October 31, 2024 ($49,515 million as at October 31, 2023).

(2) Includes $65,986 million of senior unsecured debt as at October 31, 2024 subject to the Bank Recapitalization (Bail-In) regime ($63,925 million as at October 31, 2023). The Bail-In regime provides certain statutory powers to the Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares if the bank becomes non-viable.

(3) We have unencumbered liquid assets of $396,338 million as at October 31, 2024 to support these and other deposit liabilities ($360,213 million as at October 31, 2023).

(4) Includes regulated and central banks.

(5) Included in deposits as at October 31, 2024 and 2023 are $521,160 million and $492,404 million, respectively, of deposits denominated in U.S. dollars, and $54,397 million and $55,705 million, respectively, of deposits denominated in other foreign currencies.

Certain comparative figures have been reclassified for changes in accounting policy (Note 1).

Deposits are measured at amortized cost, except structured notes, money market deposits, and metals deposits, which are measured at FVTPL. Deposits payable on demand are comprised primarily of our customers' chequing accounts, on some of which we pay interest. Our customers need not notify us prior to withdrawing money from their chequing accounts. Deposits payable after notice are comprised primarily of our customers' savings accounts, on which we pay interest. Deposits payable on a fixed date comprise:

• Various investment instruments purchased by our customers to earn interest over a fixed period, such as retail and small business term deposits, wholesale funding and guaranteed investment certificates. Deposits totalling $29,136 million as at October 31, 2024 ($30,852 million as at October 31, 2023) can be redeemed early, either fully or partially, by customers without penalty. These are classified as payable on a fixed date, based on their remaining contractual maturities.

• Commercial paper, which totalled $51,500 million as at October 31, 2024 ($52,884 million as at October 31, 2023).

• Covered bonds, which totalled $26,957 million as at October 31, 2024 ($28,400 million as at October 31, 2023).

The following table presents deposits payable on a fixed date and greater than one hundred thousand dollars:

(Canadian $ in millions)		Canada		United States		Other		Total
As at October 31, 2024	$	285,555	$	77,313	$	48,086	$	410,954
As at October 31, 2023		269,262		73,226		43,106		385,594

The following table presents the maturity schedule for deposits payable on a fixed date and greater than one hundred thousand dollars, that are booked in Canada:

(Canadian $ in millions)		Less than 3 months		3 to 6 months		6 to 12 months		Over 12 months		Total
As at October 31, 2024	$	63,442	$	33,704	$	62,674	$	125,735	$	285,555
As at October 31, 2023		55,070		38,509		61,370		114,313		269,262

Deposits Designated at FVTPL
Our deposits designated at FVTPL include structured note liabilities, money market and metals deposits. This designation aligns the accounting result with the way the portfolio is managed. We also include the value of embedded options related to certain structured deposits which are carried at amortized cost. The change in fair value of these deposits is recorded in non-interest revenue, trading revenues (losses), in our Consolidated Statement of Income, with the changes in fair value due to own credit risk recognized in other comprehensive income. The impact of changes in our own credit risk is measured based on movements in our own credit spread year over year.

(Canadian $ in millions)		Fair value		Notional amount due at contractual maturity		Difference between fair value and amount due at contractual maturity		Change in fair value - gains (losses) recorded in the Consolidated Statement of Income (1)		Change in fair value - (losses) due to own credit risk recorded in OCI (before tax)		Cumulative change in fair value - gains due to own credit risk recognized in AOCI (before tax)
As at October 31, 2024	$	54,108	$	56,300	$	(2,192)	$	(4,815)	$	(841)	$	24
As at October 31, 2023		35,845		42,973		(7,128)		1,692		(379)		865

(1) Change in fair value may be offset by related change in fair value on hedge contracts.

Note 14: Other Liabilities

Acceptances
Acceptances represent a form of negotiable short-term debt that is issued by our customers, which we guarantee for a fee. The fees earned are recorded in non-interest revenue, lending fees, in our Consolidated Statement of Income over the term of the acceptance. The amount potentially due under acceptances is recorded in other liabilities in our Consolidated Balance Sheet. We record the bank's equivalent claim against our customers in the event of a call on these commitments in other assets in our Consolidated Balance Sheet. Acceptances are no longer offered since CDOR cessation on June 28, 2024.

Securities Sold But Not Yet Purchased
Securities sold but not yet purchased represent our obligations to deliver securities that we did not own at the time of sale. These obligations are recorded at their fair value. Adjustments to fair value as at the balance sheet date and gains and losses on the settlement of these obligations are recorded in non-interest revenue, trading revenues (losses), in our Consolidated Statement of Income.

Securities Lending and Borrowing
Securities lending and borrowing transactions are generally collateralized by securities or cash. Cash advanced or received as collateral is recorded in securities borrowed or purchased under resale agreements, or in other liabilities, securities lent or sold under repurchase agreements, respectively, in our Consolidated Balance Sheet. Interest earned on cash collateral is recorded in interest, dividend and fee income, in our Consolidated Statement of Income, and interest expense on cash collateral is recorded in interest expense, securities sold but not yet purchased and securities lent or sold under repurchase agreements, in our Consolidated Statement of Income. The transfer of the securities to counterparties is only reflected in our Consolidated Balance Sheet if the risks and rewards of ownership have also been transferred. Securities borrowed are not recognized in our Consolidated Balance Sheet unless they are then sold to third parties, in which case the obligation to return the securities is recorded at fair value in securities sold but not yet purchased, with any gains or losses recorded in non-interest revenue, trading revenues (losses), in our Consolidated Statement of Income.

Securitization and Structured Entities' Liabilities
Securitization and structured entities' liabilities include notes issued by our consolidated bank securitization vehicles and liabilities associated with the securitization of our Canadian mortgage loans as part of the Canada Mortgage Bond program, the NHA MBS program and our own programs. Additional information on our securitization programs and associated liabilities is provided in Notes 6 and 7. These liabilities are initially measured at fair value plus any directly attributable costs and are subsequently measured at amortized cost. The interest expense related to these liabilities is recorded in interest expense, other liabilities, in our Consolidated Statement of Income.

Other

The components of other within other liabilities are as follows:

(Canadian $ in millions)		2024		2023
Accounts payable, accrued expenses and other items	$	**11,311**	$	11,999
Accrued interest payable		**6,468**		5,299
ACL on off-balance sheet items		**580**		460
Cash collateral		**6,414**		6,406
Credit card loyalty rewards		**1,465**		1,432
Current tax liabilities		**470**		44
Deferred tax liabilities (Note 23)		**1**		16
Lease liabilities		**3,326**		3,506
Liabilities of subsidiaries		**5,633**		18,120
Other employee future benefits liability (Note 22)		**863**		823
Pension liability (Note 22)		**189**		179
Total	$	**36,720**	$	48,284

Certain comparative figures have been reclassified for changes in accounting policy (Note 1).

Credit Card Loyalty Rewards

We earn interchange fees on our proprietary cards and fees on our AIR MILES business. We defer the fees related to our obligation to fulfill redemption of rewards/miles and record them in other liabilities, other, in our Consolidated Balance Sheet. We recognize these fees in non-interest revenue in our Consolidated Statement of Income when the rewards/miles are redeemed.

Lease Liabilities

When we enter into leases we record lease liabilities representing the present value of future lease payments over the lease term. Interest expense recorded on lease liabilities for the year ended October 31, 2024 was $110 million ($92 million in 2023). Total cash outflow for lease liabilities for the year ended October 31, 2024 was $455 million ($435 million in 2023). Variable lease payments (for example maintenance, utilities and property taxes) not included in the measurement of lease liabilities for the year ended October 31, 2024 were $258 million ($218 million in 2023).

The maturity profile of our undiscounted lease liabilities is $407 million for 2025, $437 million for 2026, $423 million for 2027, $395 million for 2028, $371 million for 2029 and $1,868 million for 2030 and thereafter.

Note 15: Insurance

Insurance Results

Insurance results are presented in non-interest revenue, insurance service results and non-interest revenue, insurance investment results, in our Consolidated Statement of Income. Insurance service results include insurance revenue, insurance service expenses and reinsurance results. Insurance investment results include net returns on insurance-related assets and the impact of the change in discount rates and financial assumptions on insurance contract liabilities. As of November 1, 2023, we no longer reported insurance claims, commissions and changes in policy benefit liabilities as a result of the adoption of IFRS 17.

Insurance service results in our Consolidated Statement of Income are as follows:

(Canadian $ in millions)		2024		2023
Insurance revenue	$	**1,767**	$	1,587
Insurance service expenses		**(1,330)**		(1,080)
Net expenses from reinsurance contracts		**(97)**		(118)
Insurance service results	$	**340**	$	389

Insurance investment results in our Consolidated Statement of Income are as follows:

(Canadian $ in millions)		2024		2023
Investment return	$	**2,320**	$	285
Insurance finance (expense) from insurance and reinsurance contracts held		**(2,098)**		(127)
Movement in investment contract liabilities		**(117)**		13
Insurance investment results	$	**105**	$	171

Insurance Contract Liabilities

We are engaged in insurance businesses related to life insurance and annuities, which include pension risk, accident and sickness, creditor insurance and reinsurance. Insurance contract liabilities represent groups of contracts with similar risks, written in the same fiscal year and with similar expected profitability. These groups of contracts are measured based on our estimates of the present value of cash flows that are expected to arise as we fulfill the contracts, an explicit risk adjustment for non-financial risk and a CSM. Refer to Note 1 for additional details on our policy for insurance contract liability accounting.

Insurance contract liabilities by remaining coverage and incurred claims comprise the following:

(Canadian $ in millions)				2024			2023
	Liabilities for remaining coverage	Liabilities for incurred claims	Total	Liabilities for remaining coverage	Liabilities for incurred claims	Total	
Insurance contract liabilities, beginning of year	$ 13,114	$ 235	$ 13,349	$ 11,850	$ 267	$ 12,117	
Insurance service results	(1,448)	1,101	(347)	(1,403)	979	(424)	
Net finance expenses from insurance contracts	2,206	–	2,206	179	–	179	
Total cash flows	3,176	(1,136)	2,040	2,488	(1,013)	1,475	
Other changes in the net carrying amount of the insurance contract	(1)	1	–	–	2	2	
Insurance contract liabilities, end of year (1)	$ 17,047	$ 201	$ 17,248	$ 13,114	$ 235	$ 13,349	

(1) The liabilities for incurred claims relating to insurance contracts in our creditor and reinsurance business were $115 million as at October 31, 2024 and $131 million as at October 31, 2023.

CSM from contracts issued for the year ended October 31, 2024 was $107 million ($73 million in 2023). Total CSM as at October 31, 2024 was $1,550 million ($1,689 million as at October 31, 2023). This excludes the impact of any reinsurance held, which is not significant to the bank. Onerous contract losses for the years ended October 31, 2024 and 2023 were not material.

We use the following rates to discount fulfilment cash flows of our insurance contracts, which are based on a risk-free yield adjusted for an illiquidity premium that reflects the liquidity characteristics of the liabilities:

Portfolio duration:	2024	2023
1 year	4.16%	6.10%
3 years	4.17%	5.83%
5 years	4.35%	5.69%
10 years	4.82%	5.82%
20 years	5.15%	5.85%
30 years	4.98%	5.81%
Ultimate	5.00%	5.00%

Investment Contract Liabilities

Investment contracts include products that do not involve the transfer of significant insurance risk, either at inception or during the life of the investment contract. These products are limited to certain structured settlements and term annuities that provide income for a specified period of time. We designate the obligations related to certain investment contracts in our insurance businesses at FVTPL, which eliminates a measurement inconsistency that would otherwise arise from measuring the investment contract liabilities and offsetting changes in the fair value of the investments supporting them on a different basis. The change in fair value of these investment contract liabilities is recorded in non-interest revenue, insurance investment results, in our Consolidated Statement of Income, with the exception of changes in our own credit risk recognized in other comprehensive income. The impact of changes in our own credit risk is measured based on movements in our own credit spread year over year. Changes in the fair value of investments backing these investment contract liabilities are recorded in non-interest revenue, insurance investment results, in our Consolidated Statement of Income. We also carry certain investment contract liabilities at amortized cost. These totalled $147 million at October 31, 2024 ($nil million at October 31, 2023).

The following table presents the fair value and changes in fair value in our investment contract liabilities measured at FVTPL:

(Canadian $ in millions)	Fair value	Notional amount due at contractual maturity	Difference between fair value and amount due at contractual maturity	Change in fair value - gains (losses) recorded in the Consolidated Statement of Income	Change in fair value - (losses) due to own credit risk recorded in OCI (before tax)	Cumulative change in fair value - gains (losses) due to own credit risk recognized in AOCI (before tax)
As at October 31, 2024	$ 796	$ 1,336	$ (540)	$ (86)	$ (34)	$ (26)
As at October 31, 2023	708	1,397	(689)	42	(15)	8

In addition to the insurance contract and investment contract liabilities noted above, we have recorded $579 million as at October 31, 2024 ($401 million as at October 31, 2023) in insurance-related liabilities in our Consolidated Balance Sheet, primarily made up of reinsurance contract liabilities.

Note 16: Subordinated Debt

Subordinated debt represents our direct unsecured obligations to our debt holders, in the form of notes and debentures, and forms part of our regulatory capital. Subordinated debt is recorded at amortized cost using the effective interest rate method. Where appropriate, we enter into fair value hedges to hedge the risks caused by changes in interest rates (refer to Note 8). The rights of the holders of our notes and debentures are subordinate to the claims of depositors and certain other creditors. We require approval from OSFI before we can redeem any part of our subordinated debt.

The face values, terms to maturity and carrying values of our subordinated debt are as follows:

(Canadian $ in millions, except as noted)	Face value	Maturity date	Interest rate (%)	Reset premium (%)	Redeemable at our option (2)	2024 Total	2023 Total
Debentures Series 20	$ 150	December 2025 to 2040	8.25	na	Not redeemable	$ 147	$ 147
3.803% Subordinated Notes due 2032 (1)	US$1,250	December 2032	3.80	1.43 (3)	December 2027	1,602	1,510
Series J Medium-Term Notes, First Tranche (1)	$1,000	September 2029	2.88	na (4)	September 2024 (5)	–	999
Series J Medium-Term Notes, Second Tranche (1)	$1,250	June 2030	2.08	na (4)	June 2025	1,237	1,248
Series K Medium-Term Notes, First Tranche (1)	$1,000	July 2031	1.93	na (4)	July 2026	992	988
3.088% Subordinated Notes due 2037 (1)	US$1,250	January 2037	3.09	1.40 (6)	January 2032	1,466	1,439
Series L Medium-Term Notes, First Tranche (1)	$ 750	October 2032	6.53	2.70 (7)	October 2027	732	749
Series M Medium-Term Notes, First Tranche (1)	$1,150	September 2033	6.03	2.02 (7)	September 2028	1,202	1,148
Series M Medium-Term Notes, Second Tranche (1)	$1,000	July 2034	4.98	1.63 (7)	July 2029 (8)	999	–
Total (9)						$ 8,377	$ 8,228

(1) These notes include a NVCC provision, which is necessary for notes issued after a certain date to qualify as regulatory capital under Basel III. As such, they are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable or if a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection, or equivalent support, to avoid non-viability. In such an event, each note is convertible into common shares pursuant to an automatic conversion formula with a multiplier and a conversion price based on the greater of: (i) a floor price of $5.00 and (ii) the current market price of our common shares based on the volume weighted-average trading price of our common shares on the TSX. The number of common shares issued is determined by dividing the par value of the note (including accrued and unpaid interest on such note) by the conversion price and then applying the multiplier.
(2) Redeemable at par with accrued and unpaid interest to and excluding the redemption date.
(3) Interest rate will reset at a rate equal to the 5-year mid-swap rate plus the reset premium noted.
(4) Interest rate will reset at a rate determined in accordance with the terms and conditions of the applicable subordinated notes.
(5) All $1,000 million 2.88% Series J Medium-Term Notes (NVCC), First Tranche were redeemed on September 17, 2024 for 100% of the principal amount, plus accrued interest to, but excluding, the redemption date.
(6) Interest rate will reset at a rate equal to the 5-year U.S. treasury bill rate plus the reset premium noted.
(7) Interest rate will reset at a rate equal to the Canadian Overnight Repo Rate Average (CORRA) plus the reset premium noted.
(8) On July 3, 2024, we issued $1,000 million of unsecured subordinated debt through our Canadian Medium-Term Note program. These notes are redeemable at par on July 3, 2029 together with accrued and unpaid interest to, but excluding, the redemption date.
(9) Certain amounts of subordinated debt were issued at a premium or discount and include fair value hedge adjustments, which together decreased their carrying value as at October 31, 2024 by $400 million (decreased by $539 million in 2023). Refer to Note 8 for further details on hedge adjustments. The carrying value is also adjusted for our subordinated debt holdings, held for market-making purposes.

na – not applicable

The aggregate remaining maturities of our subordinated debt, based on the maturity dates under the terms of issue, can be found in the blue-tinted font in the Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments section of our Management's Discussion and Analysis.

Note 17: Equity

Preferred and Common Shares Outstanding and Other Equity Instruments

(Canadian $ in millions, except as noted)

	2024 Number of shares	Amount	Dividends declared per share	2023 Number of shares	Amount	Dividends declared per share
Preferred Shares – Classified as Equity						
Class B – Series 27 (1)	–	$ –	$ 0.48	20,000,000	$ 500	$ 0.96
Class B – Series 29 (2)	–	–	0.68	16,000,000	400	0.91
Class B – Series 31 (3)	12,000,000	300	0.96	12,000,000	300	0.96
Class B – Series 33	8,000,000	200	0.76	8,000,000	200	0.76
Class B – Series 44	16,000,000	400	1.70	16,000,000	400	1.21
Class B – Series 46 (1)	–	–	0.64	14,000,000	350	1.28
Class B – Series 50	500,000	500	73.73	500,000	500	73.73
Class B – Series 52	650,000	650	70.57	650,000	650	57.52
Preferred Shares – Classified as Equity		$ 2,050			$ 3,300	
Other Equity Instruments						
4.800% Additional Tier 1 Capital Notes (AT1 Notes)		$ 658			$ 658	
4.300% Series 1 LRCNs		1,250			1,250	
5.625% Series 2 LRCNs		750			750	
7.325% Series 3 LRCNs		1,000			1,000	
7.700% Series 4 LRCNs (4)		1,356			–	
7.300% Series 5 LRCNs (5)		1,023			–	
Other Equity Instruments		$ 6,037			$ 3,658	
Preferred Shares and Other Equity Instruments		$ 8,087			$ 6,958	
Common Shares						
Balance at beginning of year	720,909,161	$ 22,941		677,106,878	$ 17,744	
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	7,790,724	905		13,482,314	1,609	
Issued under the Stock Option Plan and other stock-based compensation plans (Note 21)	811,652	74		724,853	61	
Treasury shares sold	18,339	1		101,178	14	
Issued to align capital position with increased regulatory requirements as announced by OSFI	–	–		28,331,227	3,360	
Issued for acquisitions (Note 10)	–	–		1,162,711	153	
Balance at End of Year (6)	729,529,876	$ 23,921	$ 6.12	720,909,161	$ 22,941	$ 5.80

(1) Series 27 and Series 46 were redeemed and final dividends were paid on May 25, 2024.
(2) Series 29 was redeemed and final dividends were paid on August 25, 2024.
(3) Series 31 was redeemed and final dividends were paid on November 25, 2024.
(4) On March 8, 2024, we issued Series 4 LRCNs for US$1,000 million.
(5) On July 17, 2024, we issued Series 5 LRCNs for US$750 million.
(6) Common shares are net of 55,172 treasury shares as at October 31, 2024 (73,511 treasury shares as at October 31, 2023).

Preferred Share Rights and Privileges

(Canadian $, except as noted)

	Redemption amount	Non-cumulative dividend (1)	Reset premium	Date redeemable / convertible	Convertible to
Class B – Series 31	25.00	$ 0.240688 (2)	2.22%	November 25, 2024 (3)	Class B – Series 32
Class B – Series 33	25.00	$ 0.190875 (2)	2.71%	August 25, 2025 (4) (5)	Class B – Series 34 (6) (7)
Class B – Series 44	25.00	$ 0.426000 (2)	2.68%	November 25, 2028 (4) (5)	Class B – Series 45 (6) (7)
Class B – Series 50	1,000.00	$36.865000 (2)	4.25%	November 26, 2027 (4)	Not convertible (7)
Class B – Series 52	1,000.00	$35.285000 (2)	4.25%	May 26, 2028 (4)	Not convertible (7)

(1) Non-cumulative dividends are payable quarterly as and when declared by the Board of Directors, except for Class B – Series 50 and 52 preferred shares, which are payable semi-annually.
(2) The dividend rate will reset on the date redeemable and every five years thereafter at a rate equal to the 5-year Government of Canada bond yield plus the reset premium noted. If converted to a floating rate series, the rate will be set as, and when declared, at the 3-month Government of Canada treasury bill yield plus the reset premium noted.
(3) Series 31 was redeemed and final dividends were paid on November 25, 2024.
(4) Redeemable on the date noted and every five years thereafter.
(5) Convertible on the date noted and every five years thereafter if not redeemed. If converted, the shares will become floating rate preferred shares.
(6) If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates.
(7) The shares issued include a NVCC provision, which is necessary for the shares to qualify as regulatory capital under Basel III. Refer to the Non-Viability Contingent Capital paragraph below for details.

On November 25, 2024, we redeemed all of our outstanding 12 million Non-Cumulative 5-year Rate Reset Class B Preferred Shares, Series 31 (NVCC) for an aggregate total of $300 million. On August 25, 2024, we redeemed all of our outstanding 16 million Non-Cumulative 5-year Rate Reset Class B Preferred Shares, Series 29 (NVCC) for an aggregate total of $400 million. On May 25, 2024, we redeemed all of our outstanding 20 million Non-Cumulative 5-year Rate Reset Class B Preferred Shares, Series 27 (NVCC) for an aggregate total of $500 million, and also redeemed all of our outstanding 14 million Non-Cumulative 5-year Rate Reset Class B Preferred Shares, Series 46 (NVCC) for an aggregate total of $350 million.

On October 19, 2023, we announced that we did not intend to exercise our right to redeem the outstanding Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 44 (Preferred Shares Series 44) on November 25, 2023. As a result, subject to certain conditions, the holders of Preferred Shares Series 44 had the right, at their option, by November 10, 2023 to convert any or all of their Preferred Shares Series 44 on a one-for-one basis into Non-Cumulative Floating Rate Class B Preferred Shares, Series 45 (Preferred Shares Series 45). During the conversion period, which ran from October 25, 2023 to November 10, 2023, 93,870 Preferred Shares Series 44 were tendered for conversion into Preferred Shares Series 45, which is less than the minimum 1,000,000 required to give effect to the conversion, as described in the Preferred Shares Series 44 prospectus supplement dated September 10, 2018. As a result, no Preferred Shares Series 45 were issued and the holders of Preferred Shares Series 44 retained their shares. The dividend rate for the Preferred Shares Series 44 for the five-year period commencing November 25, 2023 to, but excluding, November 25, 2028 is 6.816%.

Other Equity Instruments

On July 17, 2024, we issued US$750 million 7.300% LRCNs, Series 5. On March 8, 2024, we issued US$1,000 million 7.700% LRCNs, Series 4. Together with the $1,250 million 4.300% Series 1 LRCNs (NVCC), $750 million 5.625% Series 2 LRCNs (NVCC) and $1,000 million 7.325% Series 3 LRCNs (NVCC), these LRCNs are classified as equity and form part of our Additional Tier 1 Capital. Upon the occurrence of a recourse event, the noteholders will have recourse to assets held in a consolidated trust managed by a third-party trustee. The trust assets currently comprise $1,250 million of BMO issued Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 48 (NVCC) (Preferred Shares Series 48), $750 million of BMO issued Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 49 (NVCC) (Preferred Shares Series 49), $1,000 million of BMO issued Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 51 (NVCC) (Preferred Shares Series 51), US$1,000 million of BMO issued Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 53 (NVCC) (Preferred Shares Series 53) and US$750 million of BMO issued Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 54 (NVCC) issued concurrently with Series 1, Series 2, Series 3, Series 4 and Series 5 LRCNs, respectively. As the Preferred Shares Series 48, Series 49, Series 51, Series 53 and Series 54 eliminate on consolidation, they do not currently form part of our Additional Tier 1 Capital.

The US$500 million 4.800% AT1 Notes (NVCC) are also classified as equity and form part of our Additional Tier 1 Capital.

The AT1 Notes and LRCNs are compound financial instruments that have both equity and liability features. On the date of issuance, we assigned an insignificant value to the liability components of both types of instruments and, as a result, the full amount of proceeds has been classified as equity and forms part of our additional Tier 1 NVCC. Distributions on the AT1 Notes and LRCNs are recognized as a reduction in equity when payable. The AT1 Notes and LRCNs are subordinate to the claims of the depositors and certain other creditors in right of payment. The following table shows the details of our AT1 Notes and LRCNs as at October 31, 2024 and 2023.

(Canadian $ in millions, except as noted)	Face value	Interest rate (%)	Redeemable at our option	Convertible to	2024 Total	2023 Total
4.800% AT1 Notes	US$ 500	6.709 (1)	February 2025 (2)	Variable number of common shares (3)	$ 658	$ 658
4.300% Series 1 LRCNs	$1,250	4.300 (4)	November 2025 (2)	Variable number of common shares (3) (4)	1,250	1,250
5.625% Series 2 LRCNs	$ 750	5.625 (4)	May 2027 (2)	Variable number of common shares (3) (4)	750	750
7.325% Series 3 LRCNs	$1,000	7.325 (4)	November 2027 (2)	Variable number of common shares (3) (4)	1,000	1,000
7.700% Series 4 LRCNs	US$1,000	7.700 (4)	May 2029 (2)	Variable number of common shares (3) (4)	1,356	–
7.300% Series 5 LRCNs	US$ 750	7.300 (4)	November 2034 (2)	Variable number of common shares (3) (4)	1,023	–
Total					$ 6,037	$ 3,658

(1) Non-cumulative interest is payable semi-annually in arrears, at the bank's discretion. The notes had an initial interest rate of 4.800% and reset on August 25, 2024 to 6.709%.
(2) The notes are redeemable at a redemption price equal to 100% of the principal amount plus any accrued and unpaid interest, in whole or in part, at our option on any interest payment date on or after the first interest reset date or following certain regulatory or tax events. The bank may, at any time, purchase the notes at any price in the open market.
(3) The notes issued include a NVCC provision, which is necessary for the notes to qualify as regulatory capital under Basel III. Refer to the Non-Viability Contingent Capital paragraph below for details.
(4) Non-deferrable interest is payable semi-annually on the Series 1, Series 2 and Series 3 LRCNs and quarterly on the Series 4 and Series 5 LRCNs, at the bank's discretion. Non-payment of interest will result in a recourse event, with the noteholders' sole remedy being their proportionate share of trust assets, which comprise our NVCC Preferred Shares Series 48 for Series 1 LRCNs, Preferred Shares Series 49 for Series 2 LRCNs, Preferred Shares Series 51 for Series 3 LRCNs, Preferred Shares Series 53 for Series 4 LRCNs and Preferred Shares Series 54 for Series 5 LRCNs. In such an event, the delivery of the trust assets will represent the full and complete extinguishment of our obligations under the LRCNs. In circumstances under which NVCC, including the Preferred Shares Series 48, Preferred Shares Series 49, Preferred Shares Series 51, Preferred Shares Series 53 and Preferred Shares Series 54 for Series 1, Series 2, Series 3, Series 4 and Series 5 LRCNs, respectively, would be converted into common shares of the bank (as described below), the LRCNs would be redeemed, with the noteholders' sole remedy being their proportionate share of trust assets, which comprise common shares of the bank received by the trust on conversion.

Authorized Share Capital

We classify financial instruments that we issue as financial liabilities, equity instruments or compound instruments. Financial instruments that will be settled by a variable number of our common shares upon conversion by the holders are classified as liabilities in our Consolidated Balance Sheet. Dividends and interest payments on financial liabilities are classified as interest expense in our Consolidated Statement of Income. Financial instruments are classified as equity instruments when there is no contractual obligation to transfer cash or other financial assets. Issued instruments that are not mandatorily redeemable, or that are not convertible into a variable number of our common shares at the holder's option, are classified as equity and presented in share capital. Dividend payments on equity instruments are recognized as a reduction in equity.

Common Shares

We are authorized by our shareholders to issue an unlimited number of our common shares, without par value, for unlimited consideration. Our common shares are not redeemable or convertible. Dividends are declared by our Board of Directors at their discretion. Historically, the Board of Directors has declared dividends on a quarterly basis and the amount can vary from quarter to quarter.

Preferred Shares

We are authorized by our shareholders to issue an unlimited number of Class A Preferred Shares and Class B Preferred Shares, without par value, in series, for unlimited consideration. Class B Preferred Shares may be issued in a foreign currency.

Notes

Treasury Shares

When we purchase our common shares as part of our trading business, we record the cost of those shares as a reduction in shareholders' equity. If those shares are resold at a price higher than their cost, the premium is recorded as an increase in contributed surplus. If those shares are resold at a price below their cost, the discount is recorded as a reduction first to contributed surplus and then to retained earnings for any amount in excess of the total contributed surplus related to treasury shares.

Non-Viability Contingent Capital

Our preferred shares, AT1 Notes and LRCNs, by virtue of the recourse to the preferred shares held in the consolidated trusts, include a NVCC provision, which is necessary for them to qualify as regulatory capital under Basel III. As such, they are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable or if a federal or provincial government in Canada publicly announces that the bank has accepted, or agreed to accept, a capital injection, or equivalent support, to avoid non-viability. In such an event, each preferred share or other equity instrument is convertible into common shares pursuant to an automatic conversion formula and a conversion price based on the greater of: (i) a floor price of $5.00 and (ii) the current market price of our common shares based on the volume weighted-average trading price of our common shares on the TSX. The number of common shares issued is determined by dividing the value of the preferred share or other equity instrument issuance, including declared and unpaid dividends on such preferred share or other equity instrument issuance, by the conversion price and then applying the multiplier.

Normal Course Issuer Bid

We did not establish a normal course issuer bid (NCIB) in the current fiscal year.

On December 5, 2024, we announced our intention to establish an NCIB for up to 20 million common shares, subject to the approval of OSFI and the Toronto Stock Exchange. The NCIB is a regular part of our capital management strategy. Once approvals are obtained, the share repurchase program will permit us to purchase BMO common shares for the purpose of cancellation. The timing and amount of purchases under the NCIB are subject to regulatory approvals and to management discretion, based on factors such as market conditions and capital levels.

Share Redemption and Dividend Restrictions

OSFI must approve any plan to redeem any of our preferred share issues or other equity instruments for cash.

We are prohibited from declaring dividends on our preferred or common shares when we would be, as a result of paying such a dividend, in contravention of the capital adequacy, liquidity or any other regulatory directive issued under the *Bank Act (Canada)*. In addition, common share dividends cannot be paid unless all dividends declared and payable on our preferred shares have been paid or sufficient funds have been set aside to do so and, in certain circumstances, Class B Preferred Share dividends cannot be paid unless dividends on our Preferred Shares Series 48, Preferred Shares Series 49, Preferred Shares Series 51, Preferred Shares Series 53 and Preferred Shares Series 54 have been paid.

In addition, if the bank does not pay the interest in full on the AT1 Notes, the bank will not declare dividends on its common shares or preferred shares, or redeem, purchase or otherwise retire such shares, until the month commencing after the bank resumes full interest payments on the AT1 Notes.

Currently, these limitations do not restrict the payment of dividends on common or preferred shares.

Shareholder Dividend Reinvestment and Share Purchase Plan

We offer a Shareholder Dividend Reinvestment and Share Purchase Plan (the DRIP) for our shareholders. Participation in the DRIP is optional. Under the terms of the DRIP, cash dividends on common shares are reinvested to purchase additional common shares. Shareholders also have the opportunity to make optional cash payments to acquire additional common shares.

In the first and second quarters of 2024, common shares under the DRIP were issued by the bank from treasury with a 2% discount, calculated in accordance with the terms of the DRIP. We issued 7,790,724 common shares under the DRIP in the first and second quarters of 2024 (13,482,314 for the year ended October 31, 2023).

In the third and fourth quarters of 2024 and until further notice, common shares under the DRIP will be purchased on the open market without a discount.

Potential Share Issuances

As at October 31, 2024, we had reserved 39,864,838 common shares (12,187,362 as at October 31, 2023) for potential issuance in respect of the DRIP. We have also reserved 6,554,492 common shares (6,312,576 as at October 31, 2023) for the potential exercise of stock options, as further described in Note 21.

Non-Controlling Interest

Non-controlling interest in subsidiaries, relating to our acquisition of Bank of the West, was $36 million as at October 31, 2024 ($28 million as at October 31, 2023). Refer to Note 10 for further information.

Note 18: Fair Value Measurements and Trading-Related Revenue

We record assets and liabilities held for trading, assets and liabilities designated at fair value, derivatives, certain equity and debt securities and securities sold but not yet purchased at fair value, and other non-trading assets and liabilities at amortized cost less allowances or write-downs for impairment. The fair values presented in this note are based upon the amounts estimated for individual assets and liabilities and do not include an estimate of the fair value of any of the legal entities or underlying operations that comprise our business. For certain portfolios of financial instruments where we manage exposures to similar and offsetting risks, fair value is determined on the basis of our net exposure to that risk.

Fair value represents an estimate of the amount that we would receive, or that would be payable in the case of a liability, in an orderly transaction between willing parties at the measurement date. The fair value amounts disclosed represent point-in-time estimates that may change in subsequent reporting periods due to changes in market conditions or other factors. Some financial instruments are not typically exchangeable or exchanged and therefore it is difficult to determine their fair value. Where there is no quoted market price, we determine fair value using management's best estimates based on a range of valuation techniques and assumptions; since these involve uncertainties, the fair values may not be realized in an actual sale or immediate settlement of the asset or liability.

Governance Over the Determination of Fair Value

Senior executive oversight of our valuation processes is provided through various valuation and risk committees. In order to ensure that all financial instruments carried at fair value are accurately and appropriately measured for risk management and financial reporting purposes, we have established governance structures and controls, such as model validation and approval, independent price verification (IPV) and profit or loss attribution analysis (PAA), consistent with industry practice. These controls are applied independently of the relevant operating groups.

We establish valuation methodologies for each type of financial instrument that is required to be measured at fair value. The application of valuation models for products or portfolios is subject to independent approval to ensure only validated models are used. The impact of known limitations of models and data inputs is also monitored on an ongoing basis. IPV is a process that regularly and independently verifies the accuracy and appropriateness of market prices or model inputs used in the valuation of financial instruments. This process assesses fair values using a variety of different approaches to verify and validate the valuations. PAA is a daily process carried out by management to identify and explain changes in fair value positions across all operating lines of business within BMO CM. This process works in concert with other processes to ensure that the fair values being reported are reasonable and appropriate.

Securities

For traded securities, quoted market value is considered to be fair value. Quoted market value is based on bid or ask prices, depending on which is the most appropriate to measure fair value. Securities for which no active market exists are valued using all reasonably available market information. Our fair value methodologies are described below.

Government Securities

The fair value of debt securities issued or guaranteed by governments in active markets is determined by reference to recent transaction prices, broker quotes or third-party vendor prices. The fair value of securities that are not traded in an active market is modelled using implied yields derived from the prices of similar actively traded government securities and observable spreads.

Mortgage-Backed Securities and Collateralized Mortgage Obligations

The fair value of MBS and CMO is determined using prices obtained from independent third-party vendors, broker quotes and relevant market indices, as applicable. If such prices are not available, fair value is determined using cash flow models that make maximum use of observable market inputs or benchmark prices for similar instruments. Valuation assumptions for MBS and CMO include discount rates, default rates, expected prepayments, credit spreads and recoveries.

Corporate Debt Securities

The fair value of corporate debt securities is determined using prices observed in the most recent transactions. When observable quoted prices are not available, fair value is determined based on discounted cash flow models using discounting curves and spreads obtained from independent dealers, brokers and third-party vendors.

Trading Loans

The fair value of trading loans is determined by referring to current market prices for the same or similar instruments.

Corporate Equity Securities

The fair value of corporate equity securities is determined using quoted prices in active markets, where available. Where quoted prices in active markets are not readily available, fair value is determined using either quoted market prices for similar securities or valuation techniques, which include discounted cash flow analysis and earnings multiples.

Privately Issued Securities

Privately issued debt and equity securities are valued using prices observed in recent market transactions, where available. Otherwise, fair value is derived from valuation models using a market or income approach. These models consider various factors, including projected cash flows, earnings, revenue and other third-party evidence, as available. The fair value of our privately issued securities includes net asset values published by third-party fund managers, as applicable.

Prices obtained from dealers, brokers and third-party vendors are corroborated as part of our independent review process, which may include using valuation techniques or obtaining consensus or composite prices from other pricing services. We validate the estimates of fair value by obtaining multiple third-party quotes for external market prices and input values. We review the approach taken by third-party vendors to ensure that they employ a valuation model that maximizes the use of observable inputs such as benchmark yields, bid-ask spreads, underlying collateral, weighted-average terms to maturity and prepayment rate assumptions. Fair value estimates from internal valuation techniques are verified, where possible, by reference to prices obtained from third-party vendors.

Loans

In determining the fair value of our fixed rate performing loans, other than credit card loans, we discount the remaining contractual cash flows, adjusted for estimated prepayments, at market interest rates currently offered for loans with similar terms and credit risk profiles. For credit card performing loans, fair value is considered to be equal to carrying value, due to their short-term nature.

For floating rate performing loans, changes in interest rates have minimal impact on fair value since interest rates are repriced or reset frequently. On that basis, fair value is assumed to be equal to carrying value.

The fair value of loans is not adjusted to reflect any credit protection purchased to mitigate credit risk.

Derivative Instruments

A number of valuation techniques are employed to estimate fair value, including discounted cash flow analysis, the Black-Scholes model, Monte Carlo simulation and other accepted market models. These independently validated models incorporate current market data for interest rates, foreign exchange rates, equity and commodity prices and indices, credit spreads, recovery rates, corresponding market volatility levels, spot prices, correlation levels and other market-based pricing factors. Option implied volatilities, an input into many valuation models, are either obtained directly from market sources or calculated from market prices. Multi-contributor pricing sources are used wherever possible.

In determining the fair value of complex and customized derivatives, we consider all reasonably available information, including dealer and broker quotes, multi-contributor pricing sources and any relevant observable market inputs. Our models calculate fair value based on inputs specific to the type of contract, which may include share prices, correlation for multiple assets, interest rates, foreign exchange rates, yield curves and volatilities.

We calculate a credit valuation adjustment (CVA) to recognize the credit risk related to the possibility that the counterparty may not ultimately be able to fulfill its derivative obligations. The CVA is derived from market-observed credit spreads or proxy credit spreads and our assessment of the net counterparty credit risk exposure, taking into account credit mitigants such as collateral, master netting agreements and novation to central counterparties. We also calculate a funding valuation adjustment (FVA) to recognize the implicit funding costs associated with over-the-counter derivative positions. The FVA is determined by reference to our own funding spreads.

Deposits

In determining the fair value of our deposits, we incorporate the following assumptions:

- For fixed rate, fixed maturity deposits, we discount the remaining contractual cash flows related to these deposits, adjusted for expected redemptions, at market interest rates currently offered for deposits with similar terms and risk profiles. The fair value of our senior note liabilities and covered bonds is determined by referring to current market prices for similar instruments or using valuation techniques, such as discounted cash flow models that use market interest rate yield curves and funding spreads.
- For fixed rate deposits with no defined maturities, we consider fair value to equal carrying value, since carrying value is equivalent to the amount payable on the reporting date.
- For floating rate deposits, changes in interest rates have minimal impact on fair value, since deposits reprice to market frequently. On that basis, fair value is considered to equal carrying value.

Certain of our structured note liabilities that have coupons or repayment terms linked to the performance of interest rates, foreign currencies, commodities, equity securities or other deposits have been designated at FVTPL. The fair value of these structured notes and other deposits is estimated using internally validated valuation models incorporating observable market prices for identical or comparable securities, as well as other inputs, such as interest rate yield curves, option volatilities and foreign exchange rates, where appropriate. Where observable market prices or inputs are not available, management judgment is required to determine the fair value by assessing other relevant sources of information, such as historical data and proxy information from similar transactions.

Securities Sold But Not Yet Purchased

The fair value of these obligations is based on the fair value of the underlying securities, which can be equity or debt securities. As these obligations are fully collateralized, the method used to determine fair value would be the same as that used for the relevant underlying equity or debt securities.

Securitization and Structured Entities' Liabilities

The determination of the fair value of our securitization and structured entities' liabilities is based on quoted market prices or quoted market prices for similar financial instruments, where available. Where quoted prices are not available, fair value is determined using valuation techniques, such as discounted cash flow models, that maximize the use of observable inputs.

Subordinated Debt

The fair value of our subordinated debt is determined by referring to current market prices for the same or similar instruments.

Financial Instruments with a Carrying Value Approximating Fair Value

Carrying value is considered to be a reasonable estimate of fair value for our cash and cash equivalents.

The carrying value of certain financial assets and liabilities, such as interest bearing deposits with banks, securities borrowed or purchased under resale agreements, customers' liability under acceptances and certain other assets, as well as acceptances, securities lent or sold under repurchase agreements and certain other liabilities, is a reasonable estimate of fair value because of their short-term nature or because they are frequently repriced to current market rates. These items are therefore excluded from the table below.

Fair Value Hierarchy

We categorize assets and liabilities carried at fair value in a fair value hierarchy according to the inputs we use in valuation techniques to measure fair value.

Fair Value of Financial Instruments Not Carried at Fair Value on the Balance Sheet

Set out in the following table are the fair values of financial instruments not carried at fair value in our Consolidated Balance Sheet.

(Canadian $ in millions)	2024		2023	
	Carrying value	Fair value (6)	Carrying value	Fair value (6)
Securities (1)				
Amortized cost	$ 115,188	$ 106,461	$ 116,814	$ 104,171
Loans (1) (2)				
Residential mortgages	190,666	188,848	175,350	167,863
Consumer instalment and other personal	91,889	91,513	103,267	101,023
Credit cards	13,030	13,030	11,893	11,893
Business and government	369,776	370,101	358,712	357,027
	665,361	663,492	649,222	637,806
Deposits (3)	928,332	928,689	875,034	871,776
Securitization and structured entities' liabilities (4)	21,850	21,653	24,631	23,739
Other liabilities (5)	2,929	2,669	4,160	3,287
Subordinated debt	8,377	8,543	8,228	7,849

(1) Carrying value is net of ACL.
(2) Excludes $163 million of residential mortgages classified as FVTPL, $12,431 million of business and government loans classified as FVTPL and $61 million of business and government loans classified as FVOCI ($1,676 million, $5,720 million and $58 million, respectively, as at October 31, 2023).
(3) Excludes $45,222 million of structured note liabilities, $6,032 million of money market deposits, $1,047 million of embedded options related to structured deposits carried at amortized cost and $1,807 million of metals deposits measured at fair value ($35,300 million, $nil million, $341 million and $204 million, respectively, as at October 31, 2023).
(4) Excludes $18,314 million of securitization and structured entities' liabilities classified as FVTPL ($2,463 million as at October 31, 2023).
(5) Other liabilities include certain investment contract liabilities in our insurance business measured at amortized cost, as well as certain other liabilities of subsidiaries.
(6) If financial instruments not carried at fair value were categorized based on the fair value hierarchy, all of these financial instruments would be categorized as Level 2, except for amortized cost securities, which would have $106,389 million categorized as Level 2 ($104,171 million as at October 31, 2023) and $72 million categorized as Level 3 ($nil million as at October 31, 2023).

Certain comparative figures have been reclassified for changes in accounting policy (Note 1).

Valuation Techniques and Significant Inputs

We determine the fair value of assets and liabilities using quoted prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of assets and liabilities using models such as discounted cash flows, with observable market data for inputs, such as yields or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where significant observable market data is not available due to inactive markets or minimal market activity (Level 3). We maximize the use of observable market inputs to the extent possible.

Our Level 2 trading securities are primarily valued using discounted cash flow models with observable spreads or broker quotes. The fair value of Level 2 FVOCI securities is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry-standard models and observable market information.

The extent of our use of actively quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and models without observable market information as inputs (Level 3) in the valuation of securities, loans classified as FVTPL and FVOCI, other assets, fair value liabilities, derivative assets and derivative liabilities is presented in the following table:

(Canadian $ in millions)	2024							2023
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Total	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Total
Trading Securities								
Issued or guaranteed by:								
Canadian federal government	$ 1,272	$ 8,764	$ –	$ 10,036	$ 1,176	$ 10,194	$ –	$ 11,370
Canadian provincial and municipal governments	–	7,585	–	7,585	–	7,170	–	7,170
U.S. federal government	2,688	21,560	–	24,248	3,593	16,539	–	20,132
U.S. states, municipalities and agencies	–	565	–	565	–	279	–	279
Other governments	92	3,757	–	3,849	20	2,520	–	2,540
NHA MBS, and U.S. agency MBS and CMO	–	40,995	–	40,995	–	21,517	–	21,517
Corporate debt	–	15,190	–	15,190	–	11,933	–	11,933
Trading loans	–	475	–	475	–	450	–	450
Corporate equity	65,559	420	4	65,983	48,094	196	37	48,327
	69,611	99,311	4	168,926	52,883	70,798	37	123,718
FVTPL Securities								
Issued or guaranteed by:								
Canadian federal government	166	237	–	403	4	212	–	216
Canadian provincial and municipal governments	–	1,578	–	1,578	–	1,166	–	1,166
U.S. federal government	–	1,527	–	1,527	2	2,086	–	2,088
Other governments	–	25	–	25	–	48	–	48
NHA MBS, and U.S. agency MBS and CMO	–	21	–	21	–	19	–	19
Corporate debt	–	8,745	35	8,780	–	7,335	27	7,362
Corporate equity	921	910	4,899	6,730	821	805	4,208	5,834
	1,087	13,043	4,934	19,064	827	11,671	4,235	16,733
FVOCI Securities								
Issued or guaranteed by:								
Canadian federal government	3,212	30,965	–	34,177	633	19,467	–	20,100
Canadian provincial and municipal governments	–	5,996	–	5,996	–	5,055	–	5,055
U.S. federal government	25	16,940	–	16,965	–	5,880	–	5,880
U.S. states, municipalities and agencies	–	5,068	–	5,068	–	5,301	–	5,301
Other governments	–	5,656	–	5,656	–	6,969	–	6,969
NHA MBS, and U.S. agency MBS and CMO	–	21,293	–	21,293	–	15,765	–	15,765
Corporate debt	–	4,370	–	4,370	–	3,589	–	3,589
Corporate equity	–	–	177	177	–	–	160	160
	3,237	90,288	177	93,702	633	62,026	160	62,819
Loans								
Residential mortgages	–	163	–	163	–	1,676	–	1,676
Business and government loans	–	12,190	302	12,492	–	5,592	186	5,778
	–	12,353	302	12,655	–	7,268	186	7,454
Other Assets (1)	11,236	–	1,717	12,953	6,020	33	1,723	7,776
Fair Value Liabilities (2)								
Deposits (3)	–	54,108	–	54,108	–	35,845	–	35,845
Securities sold but not yet purchased	10,631	24,399	–	35,030	12,217	31,557	–	43,774
Other liabilities (4)	1,754	19,110	–	20,864	1,479	3,046	5	4,530
	12,385	97,617	–	110,002	13,696	70,448	5	84,149
Derivative Assets								
Interest rate contracts	36	9,851	–	9,887	21	13,329	–	13,350
Foreign exchange contracts	4	21,258	10	21,272	28	19,861	–	19,889
Commodity contracts	169	1,656	2	1,827	668	1,349	5	2,022
Equity contracts	539	13,718	–	14,257	58	4,632	–	4,690
Credit default swaps	–	10	–	10	–	25	–	25
	748	46,493	12	47,253	775	39,196	5	39,976
Derivative Liabilities								
Interest rate contracts	32	10,811	–	10,843	52	17,749	–	17,801
Foreign exchange contracts	–	19,955	–	19,955	1	19,204	–	19,205
Commodity contracts	96	1,721	4	1,821	589	1,067	1	1,657
Equity contracts	75	25,596	2	25,673	160	11,335	8	11,503
Credit default swaps	–	10	1	11	–	25	2	27
	$ 203	$ 58,093	$ 7	$ 58,303	$ 802	$ 49,380	$ 11	$ 50,193

(1) Other assets include precious metals, segregated fund assets and investment properties in our insurance business, carbon credits, certain receivables and other items measured at fair value.

(2) Interest expense for liabilities carried at fair value is $2,774 million for the year ended October 31, 2024 ($2,274 million for the year ended October 31, 2023). Interest expense for liabilities carried at amortized cost is $43,743 million for the year ended October 31, 2024 ($34,619 million for the year ended October 31, 2023).

(3) Deposits include structured note liabilities, money market and metals deposits designated at FVTPL and certain embedded options related to structured deposits carried at amortized cost.

(4) Other liabilities include certain investment contract liabilities and segregated fund liabilities in our insurance business, as well as certain securitization and structured entities' liabilities measured at FVTPL.

Certain comparative figures have been reclassified for changes in accounting policy (Note 1).

Notes

Quantitative Information about Level 3 Fair Value Measurements

The table below presents the fair values of our significant Level 3 financial instruments, the valuation techniques used to determine their fair values and the value ranges of significant unobservable inputs used in the valuations.

(Canadian $ in millions except as noted)					Range of input values (1)		**2024**
	Reporting line in fair value hierarchy table	Fair value of assets	Valuation techniques	Significant unobservable inputs	Low	High	Changes in fair value from using reasonably possible alternatives (2)
Private equity	Corporate equity	$ **4,899**	Net asset value	Net asset value	**na**	**na**	**na**
			EV/EBITDA	Multiple	**5**	**21**	**(18)/18**
Investment properties	Other assets	**1,363**	Income approach	Capitalization rate	**2%**	**8%**	**(118)/151**
							2023
Private equity	Corporate equity	$ 4,208	Net asset value	Net asset value	na	na	na
			EV/EBITDA	Multiple	3	23	(13)/13
Investment properties	Other assets	1,326	Income approach	Capitalization rate	1%	9%	(124)/174

(1) The low and high input values represent the lowest and highest actual level of inputs used to value a group of financial instruments in a particular product category. These value ranges do not reflect the level of input uncertainty but are affected by the specific underlying instruments within each product category. The value ranges will therefore vary from period to period based on the characteristics of the underlying instruments held at each balance sheet date.

(2) Net asset values are provided by fund managers and therefore have no other reasonably possible alternative assumptions. Sensitivity of private equity investments is determined by adjusting the price multiples based on the range of multiples of comparable companies. Sensitivity of investment properties is determined by adjusting the capitalization rate.

na – not applicable

Significant Unobservable Inputs in Level 3 Instrument Valuations

Net Asset Value

Net asset value represents the estimated value of a security based on valuations received from the investment or fund manager. As no observable price is available for most private equity securities, the valuation is based on the economic benefit we expect to derive from our investment.

EV/EBITDA Multiple

The fair value of private equity and merchant banking investments is derived by calculating an enterprise value (EV) using the EV/EBITDA multiple and then proceeding through a waterfall of the company's capital structure to determine the value of the assets or securities we hold. The EV/EBITDA multiple is determined using judgment in considering factors such as multiples for comparable listed companies, recent transactions and company-specific factors, as well as liquidity discounts that account for the lack of active trading in these assets and securities.

Capitalization Rate

The fair value of investment properties is determined by external independent property valuation experts using industry standard property valuation methodologies on expected future cash flows. The capitalization rate is derived using judgment, considering factors such as market activities across comparable property types and geographic regions, and is a reflection of the expected rate of return to be realized on the investment.

Significant Transfers

Our policy is to record transfers of assets and liabilities between fair value hierarchy levels at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Transfers between Level 1 and Level 2 are determined by the recency of issuance and the availability of quoted market prices in an active market.

During the year ended October 31, 2024, transfers from Level 1 to Level 2 included total securities of $1,784 million and securities sold but not yet purchased of $751 million. Transfers from Level 2 to Level 1 included total securities of $118 million and securities sold but not yet purchased of $49 million.

Changes in Level 3 Fair Value Measurements

The tables below present a reconciliation of all changes in Level 3 financial instruments for the years ended October 31, 2024 and 2023, including realized and unrealized gains (losses) included in earnings and other comprehensive income, as well as transfers into and out of Level 3. Transfers from Level 2 to Level 3 were due to an increase in unobservable market inputs used in pricing the securities. Transfers from Level 3 to Level 2 were due to an increase in observable market inputs used in pricing the securities.

For the year ended October 31, 2024 (Canadian $ in millions)

	Balance October 31, 2023	Change in fair value — Included in earnings	Change in fair value — Included in other comprehensive income (1)	Purchases/ Issuances	Movements — Sales	Movements — Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair value as at October 31, 2024	Change in unrealized gains (losses) recorded in income for instruments still held (2)
Trading Securities										
NHA MBS and U.S. agency MBS and CMO	$ –	$ –	$ –	$ 41	$ (41)	$ –	$ –	$ –	$ –	$ –
Corporate equity	37	–	–	4	–	–	–	(37)	4	–
Total trading securities	37	–	–	45	(41)	–	–	(37)	4	–
FVTPL Securities										
Corporate debt	27	(10)	–	18	–	–	–	–	35	(10)
Corporate equity	4,208	(162)	11	1,068	(240)	(1)	16	(1)	4,899	57
Total FVTPL securities	4,235	(172)	11	1,086	(240)	(1)	16	(1)	4,934	47
FVOCI Securities										
Corporate equity	160	–	13	4	–	–	–	–	177	na
Total FVOCI securities	160	–	13	4	–	–	–	–	177	na
Business and Government Loans	186	–	–	89	–	(171)	198	–	302	–
Other Assets	1,723	30	–	86	(21)	(101)	–	–	1,717	47
Derivative Assets										
Foreign exchange contracts	–	–	–	10	–	–	–	–	10	–
Commodity contracts	5	(3)	–	–	–	–	–	–	2	(3)
Equity contracts	–	–	–	–	–	–	13	(13)	–	–
Total derivative assets	5	(3)	–	10	–	–	13	(13)	12	(3)
Other Liabilities	5	–	–	8	–	(13)	–	–	–	–
Derivative Liabilities										
Foreign exchange contracts	–	–	–	–	–	–	–	–	–	–
Commodity contracts	1	3	–	–	–	–	–	–	4	3
Equity contracts	8	1	–	–	–	–	2	(9)	2	1
Credit default swaps	2	(2)	–	–	–	–	1	–	1	(1)
Total derivative liabilities	11	2	–	–	–	–	3	(9)	7	3

For the year ended October 31, 2023 (Canadian $ in millions)

	Balance October 31, 2022	Change in fair value — Included in earnings	Change in fair value — Included in other comprehensive income (1)	Purchases/ Issuances (3)	Movements — Sales	Movements — Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair value as at October 31, 2023	Change in unrealized gains (losses) recorded in income for instruments still held (2)
Trading Securities										
NHA MBS and U.S. agency MBS and CMO	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –
Corporate equity	–	–	–	–	–	–	37	–	37	–
Total trading securities	–	–	–	–	–	–	37	–	37	–
FVTPL Securities										
Corporate debt	8	–	–	19	–	–	–	–	27	1
Corporate equity	4,044	(233)	45	2,784	(349)	(1)	15	(2,097)	4,208	(39)
Total FVTPL securities	4,052	(233)	45	2,803	(349)	(1)	15	(2,097)	4,235	(38)
FVOCI Securities										
Corporate equity	153	–	1	7	(1)	–	–	–	160	na
Total FVOCI securities	153	–	1	7	(1)	(1)	–	–	160	na
Business and Government Loans	20	–	4	259	–	(97)	–	–	186	–
Other Assets	1,233	40	–	461	–	(11)	–	–	1,723	40
Derivative Assets										
Foreign exchange contracts	26	(17)	–	–	–	(9)	–	–	–	9
Commodity contracts	–	(8)	–	13	–	–	–	–	5	(8)
Equity contracts	–	2	–	–	–	–	1	(3)	–	2
Total derivative assets	26	(23)	–	13	–	(9)	1	(3)	5	3
Other Liabilities	2	(1)	–	11	(4)	–	–	(3)	5	(1)
Derivative Liabilities										
Foreign exchange contracts	–	12	–	–	–	(12)	–	–	–	(38)
Commodity contracts	–	1	–	–	–	–	–	–	1	1
Equity contracts	–	–	–	–	–	–	8	–	8	–
Credit default swaps	2	–	–	–	–	–	–	–	2	–
Total derivative liabilities	2	13	–	–	–	(12)	8	–	11	(37)

(1) Foreign exchange translation on assets and liabilities held by foreign operations is included our Consolidated Statement of Comprehensive Income as part of net gains on translation of net foreign operations.

(2) Changes in unrealized gains (losses) on trading and FVTPL securities still held on October 31, 2024 and 2023 are included in earnings for the year.

(3) FVTPL securities include $969 million of Federal Home Loan Bank (FHLB) and Federal Reserve Bank equity and $587 million of investments in LIHTC entities, acquired as a result of our acquisition of Bank of the West in 2023.

Unrealized gains (losses) recognized on Level 3 financial instruments may be offset by (losses) gains on economic hedge contracts.

Certain comparative figures have been reclassified for changes in accounting policy (Note 1).

na – not applicable

Trading-Related Revenue

Trading assets and liabilities, including derivatives, securities and financial instruments designated at FVTPL, are measured at fair value, with gains and losses recognized in non-interest revenue, trading revenues (losses), in our Consolidated Statement of Income. Trading-related revenue includes net interest income and non-interest revenue and excludes underwriting fees and commissions on securities transactions, which are shown separately in our Consolidated Statement of Income.

Net interest income arises from interest and dividends related to trading assets and liabilities, and is reported net of interest expense associated with funding these assets and liabilities in the following table:

(Canadian $ in millions)	2024	2023
Interest rates	$ 1,003	$ 770
Foreign exchange	579	638
Equities	759	610
Commodities	150	192
Other (1)	55	(1,526)
Total trading-related revenue	$ 2,546	$ 684
Reported as:		
Net interest income	169	900
Non-interest revenue – trading revenues (losses) (1)	2,377	(216)
Total trading-related revenue	$ 2,546	$ 684

(1) Includes management of fair value changes on the purchase of Bank of the West in 2023. Refer to Note 10 for further information.

Note 19: Offsetting of Financial Assets and Financial Liabilities

Financial assets and financial liabilities are offset and the net amount is reported in our Consolidated Balance Sheet when there is a legally enforceable right to offset the recognized amounts and an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The following table presents the amounts that have been offset in our Consolidated Balance Sheet, including securities purchased under resale agreements, securities sold under repurchase agreements and derivative instruments, generally under a market settlement mechanism (e.g. an exchange or clearing house) where simultaneous net settlement can be achieved to eliminate credit and liquidity risk between counterparties. Also presented are amounts not offset in our Consolidated Balance Sheet related to transactions where a master netting agreement or similar arrangement is in place with a right to offset the amounts only in the event of default, insolvency or bankruptcy, or where the offset criteria are otherwise not met.

(Canadian $ in millions)				Amounts not offset in the balance sheet			2024
	Gross amounts	Amounts offset in the balance sheet	Net amounts presented in the balance sheet	Impact of master netting agreements	Securities received/pledged as collateral (1) (2)	Cash collateral	Net amount (3)
Financial Assets							
Securities borrowed or purchased under resale agreements	$ 135,282	$ 24,375	$ 110,907	$ 5,738	$ 103,814	$ 72	$ 1,283
Derivative instruments	47,662	409	47,253	31,576	2,294	3,802	9,581
	$ 182,944	$ 24,784	$ 158,160	$ 37,314	$ 106,108	$ 3,874	$ 10,864
Financial Liabilities							
Derivative instruments	$ 58,712	$ 409	$ 58,303	$ 31,576	$ 10,866	$ 7,378	$ 8,483
Securities lent or sold under repurchase agreements	135,166	24,375	110,791	5,738	104,266	258	529
	$ 193,878	$ 24,784	$ 169,094	$ 37,314	$ 115,132	$ 7,636	$ 9,012
							2023
Financial Assets							
Securities borrowed or purchased under resale agreements	$ 118,128	$ 2,466	$ 115,662	$ 11,386	$ 102,852	$ 25	$ 1,399
Derivative instruments	40,513	537	39,976	26,674	3,266	4,569	5,467
	$ 158,641	$ 3,003	$ 155,638	$ 38,060	$ 106,118	$ 4,594	$ 6,866
Financial Liabilities							
Derivative instruments	$ 50,730	$ 537	$ 50,193	$ 26,674	$ 7,837	$ 7,186	$ 8,496
Securities lent or sold under repurchase agreements	108,574	2,466	106,108	11,386	94,291	106	325
	$ 159,304	$ 3,003	$ 156,301	$ 38,060	$ 102,128	$ 7,292	$ 8,821

(1) Financial assets received/pledged as collateral are disclosed at fair value and limited to the net balance sheet exposure (i.e. any over-collateralization is excluded from the table).
(2) Certain amounts of collateral are restricted from being sold or repledged except in the event of default or the occurrence of other predetermined events.
(3) Not intended to represent our actual exposure to credit risk.

Note 20: Capital Management

Our objective is to maintain a strong and optimized capital position in a cost-effective structure that: is appropriate given our target regulatory capital ratios and our internal assessment of required economic capital; underpins our operating groups' business strategies and considers the market environment; supports depositor, investor and regulator confidence, dividends and building long-term shareholder value; and is consistent with our target credit ratings.

Our approach includes establishing limits, targets and performance measures that are applied in managing balance sheet positions, risk levels and capital requirements, as well as issuing and redeeming capital instruments to achieve a cost-effective capital structure.

Regulatory capital requirements for the bank are determined in accordance with guidelines issued by OSFI, which are based on the Basel III Framework developed by the Basel Committee on Banking Supervision.

CET1 Capital is the most permanent form of capital. It comprises common shareholders' equity, contractual service margin, and may include a portion of ECL provisions, less deductions for goodwill, intangible assets and certain other items.

Tier 1 Capital primarily comprises CET1 Capital, preferred shares and other equity instruments, less regulatory deductions.

Tier 2 Capital primarily comprises subordinated debentures and may include a portion of ECL provisions, less regulatory deductions. Total Capital includes Tier 1 and Tier 2 Capital.

Total Loss Absorbing Capacity (TLAC) comprises Total Capital and Other TLAC instruments that allow conversion in whole, or in part, into common shares under the *Canada Deposit Insurance Corporation Act* and meet the eligibility criteria under the TLAC guideline. Other TLAC comprises senior secured debt, subject to the Canadian Bail-in Regime, with an original term to maturity of greater than 400 days and a remaining term to maturity of greater than 365 days. Details of the components of our capital position are presented in Notes 11, 12, 16 and 17.

The primary regulatory capital measures are the CET1 Ratio, Tier 1 Capital Ratio, Total Capital Ratio, TLAC Ratio, Leverage Ratio and TLAC Leverage Ratio.
- Regulatory capital ratios are calculated by dividing CET1 Capital, Tier 1 Capital, Total Capital and TLAC by their respective risk-weighted assets.
- The Leverage Ratio is defined as Tier 1 Capital divided by leverage exposures, which consist of on-balance sheet items and specified off-balance sheet items, net of specified adjustments. The TLAC Leverage Ratio is defined as TLAC divided by leverage exposures.

The domestic implementation of Basel III reforms related to capital, leverage, liquidity and disclosure requirements was effective in the second quarter of 2023. On July 5, 2024, OSFI announced a one-year delay to the next increase in the capital floor adjustment factor, to allow OSFI time to consider the impact of implementation of Basel III reforms in other jurisdictions. With the one-year delay, the adjustment factor will remain at the current 67.5% for fiscal 2025 and will then rise by an additional 2.5% to 70.0% in fiscal 2026 and 72.5% in fiscal 2027. Revisions related to market risk and credit valuation adjustment risk became effective on November 1, 2023.

As at October 31, 2024, we met OSFI's required target regulatory capital ratios, which include a 2.5% Capital Conservation Buffer, a 1.0% CET1 Surcharge for D-SIBs, a Countercyclical Buffer (immaterial for fiscal 2024) and a 3.5% Domestic Stability Buffer (DSB) applicable to D-SIBs. Effective November 1, 2023, the DSB was increased from 3.0% to 3.5% of total RWA. On June 18, 2024, OSFI announced that the DSB would remain at 3.5%. Our capital position as at October 31, 2024 is further detailed in the Enterprise-Wide Capital Management section of our Management's Discussion and Analysis.

Regulatory Capital and Total Loss Absorbing Capacity Measures, Risk-Weighted Assets and Leverage Exposures [1]

(Canadian $ in millions, except as noted)		2024		2023
CET1 Capital	$	57,054	$	52,914
Tier 1 Capital		64,735		59,785
Total Capital		73,911		68,718
TLAC		123,288		114,402
Risk-Weighted Assets		420,838		424,197
Leverage Exposures		1,484,962		1,413,036
CET1 Ratio		13.6%		12.5%
Tier 1 Capital Ratio		15.4%		14.1%
Total Capital Ratio		17.6%		16.2%
TLAC Ratio		29.3%		27.0%
Leverage Ratio		4.4%		4.2%
TLAC Leverage Ratio		8.3%		8.1%

(1) Calculated in accordance with OSFI's CAR Guideline, Leverage Requirements Guideline and TLAC Guideline, as applicable.

Note 21: Employee Compensation – Share-Based Compensation

Stock Option Plan

We maintain a Stock Option Plan for designated officers and employees. Options are granted at an exercise price equal to the closing price of our common shares on the day before the grant date. Stock options granted vest in equal tranches of 50% on the third and fourth anniversaries of their grant date. Each tranche is treated as a separate award with a different vesting period. In general, options expire 10 years from their grant date.

We determine the fair value of stock options on their grant date and record this amount as compensation expense over the period that the stock options vest, with a corresponding increase to contributed surplus. When these stock options are exercised, we issue shares and record the amount of proceeds, together with the amount recorded in contributed surplus, in share capital. The estimated grant date fair value of stock options granted to employees who are eligible to retire is expensed at the date of grant.

The following table summarizes information about our Stock Option Plan:

(Canadian $, except as noted)	2024		2023	
	Number of stock options	Weighted-average exercise price	Number of stock options	Weighted-average exercise price
Outstanding at beginning of year	6,312,576	$ 105.26	5,976,870	$ 98.12
Granted	1,113,853	118.50	1,322,817	122.31
Exercised	(811,652)	82.74	(724,853)	76.12
Forfeited/expired/cancelled	(60,285)	122.22	(262,258)	109.19
Outstanding at end of year	6,554,492	110.14	6,312,576	105.26
Exercisable at end of year	2,856,460	95.27	2,759,935	89.99
Available for grant	9,565,914		10,619,482	

Employee compensation expense related to this plan for the years ended October 31, 2024 and 2023 was $18 million and $20 million, respectively.

Options outstanding and exercisable at October 31, 2024 by range of exercise price were as follows:

(Canadian $, except as noted)			2024		
		Options outstanding		Options exercisable	
Range of exercise prices	Number of stock options	Weighted-average remaining contractual life (years)	Weighted-average exercise price	Number of stock options	Weighted-average exercise price
$70.01 to $80.00	332,980	0.9	$ 77.42	332,980	$ 77.42
$80.01 to $90.00	563,982	4.1	89.90	563,982	89.90
$90.01 to $100.00	1,185,672	5.0	97.07	749,448	97.03
$100.01 to $120.00	2,281,462	6.7	109.43	1,195,574	101.19
$120.01 and over	2,190,396	7.7	128.14	14,476	135.58

The following table summarizes additional information about our Stock Option Plan:

(Canadian $ in millions, except as noted)	2024	2023
Unrecognized compensation cost for non-vested stock option awards	$ 12	$ 14
Cash proceeds from stock options exercised	67	55
Weighted-average share price for stock options exercised (in dollars)	120.40	123.01

The fair value of options granted was estimated using a binomial option pricing model. The weighted-average fair value of options granted during the years ended October 31, 2024 and 2023 was $15.33 and $18.94, respectively. To determine the fair value of the stock option tranches on the grant date, the following ranges of values were used as inputs for each option pricing assumption:

	2024	2023
Expected dividend yield	4.5%	4.5% – 4.6%
Expected share price volatility	17.4% – 17.6%	20.9%
Risk-free rate of return	3.3% – 3.4%	3.2%
Expected period until exercise (in years)	6.5 – 7.0	6.5 – 7.0

Changes to the input assumptions can result in different fair value estimates.

Expected dividend yield is based on market expectations of future dividends on our common shares. Expected share price volatility is determined based on the market consensus implied volatility for traded options on our common shares. The risk-free rate is based on the yields of a Canadian swap curve with maturities similar to the expected period remaining until exercise of the options. The weighted-average exercise price on the grant date for the years ended October 31, 2024 and 2023 was $118.50 and $122.31, respectively.

Other Share-Based Compensation

Share Purchase Plans

We offer various employee share purchase plans. The largest of these plans provides employees with the option of directing a portion of their gross salary toward the purchase of our common shares. We match 50% of employee contributions up to 6% of their individual gross salary to a maximum of $75,000. Our contributions during the first two years vest after two years of participation in the plan, with subsequent contributions vesting immediately. The shares held in the employee share purchase plan are purchased on the open market and are considered outstanding for purposes of computing earnings per share. The dividends earned on our common shares held by the plan are used to purchase additional common shares on the open market.

We account for our contributions as employee compensation expense when they are contributed to the plan.

Employee compensation expense related to these plans for the years ended October 31, 2024 and 2023 was $49 million and $48 million, respectively. There were 18.1 million and 18.2 million common shares held in these plans for the years ended October 31, 2024 and 2023, respectively.

Compensation Trusts

Our compensation trusts include share ownership and deferred compensation arrangements. These compensation trusts are consolidated if we control the trust, meaning that we have power over the trust, exposure to variable returns as a result of our involvement and the ability to exercise power to affect the amount of our returns.

We sponsor various share ownership arrangements, certain of which are administered through trusts into which our matching contributions are paid and not required to be consolidated. Total assets held related to these share ownership arrangements amounted to $2,299 million as at October 31, 2024 ($1,908 million as at October 31, 2023).

We sponsor various deferred compensation arrangements, administered through trusts into which our contributions are paid to fund deferred compensation to certain U.S. senior employees. Some of these trusts are required to be consolidated. Total consolidated trust assets are $313 million as at October 31, 2024 ($306 million as at October 31, 2023). Total assets held related to unconsolidated trusts amounted to $221 million as at October 31, 2024 ($175 million as at October 31, 2023).

Mid-Term Incentive Plans

We offer mid-term incentive plans for executives and certain senior employees. Payment amounts are adjusted to reflect reinvested dividends and changes in the market value of our common shares and the bank's performance relative to certain goals, when applicable. Depending on the plan, the recipient receives either a single cash payment at the end of the three-year period of the plan, or cash payments over the three years of the plan. As the awards are cash-settled, they are recorded as liabilities. Amounts payable under such awards are recorded as compensation expense over the vesting period. Amounts related to units granted to employees who are eligible to retire are expensed at the time of grant. Subsequent changes in the fair value of the liability are recorded in compensation expense in the period in which they arise.

Mid-term incentive plan units granted during the years ended October 31, 2024 and 2023 totalled 6.7 million and 6.9 million, respectively.

The weighted-average fair value of the units granted during the years ended October 31, 2024 and 2023 was $111.66 and $129.18, respectively, and we recorded employee compensation expense of $1,037 million and $605 million, respectively. We hedge the impact of the change in market value of our common shares by entering into total return swaps. We also enter into foreign currency forwards to manage the impact of foreign exchange translation from grants in our U.S. businesses. Gains (losses) on total return swaps and foreign currency forwards recognized for the years ended October 31, 2024 and 2023 were $178 million and $(223) million, respectively, resulting in net employee compensation expense of $859 million and $828 million, respectively.

A total of 18.4 million and 17.8 million mid-term incentive plan units were outstanding as at October 31, 2024 and 2023, respectively, and the intrinsic value of those awards which had vested was $1,663 million and $1,361 million, respectively.

Deferred Incentive Plans

We offer deferred incentive plans for members of our Board of Directors, executives and key employees in BMO CM and BMO WM. Under these plans, fees, annual incentive payments and/or commissions can be deferred and recorded as share units of our common shares. These share units are typically either fully vested on the grant date or vest at the end of three years. The value of these share units is adjusted to reflect reinvested dividends and changes in the market value of our common shares.

Deferred incentive plan payments are paid in cash upon the participant's departure from the bank.

Employee compensation expense for these plans is recorded in the year the fees, incentive payments and/or commissions are earned. Changes in the amount of the incentive plan payments as a result of dividends and share price movements are recorded as increases or decreases in employee compensation expense in the period of the change.

Deferred incentive plan units granted during the years ended October 31, 2024 and 2023 totalled 0.3 million and 0.2 million, respectively, and the weighted-average fair value of the units granted during the years ended October 31, 2024 and 2023 was $121.18 and $123.64, respectively.

Liabilities related to these plans are recorded in other liabilities in our Consolidated Balance Sheet and totalled $655 million and $517 million as at October 31, 2024 and 2023, respectively.

Employee compensation expense (recovery) related to these plans for the years ended October 31, 2024 and 2023 was $139 million and $(76) million, respectively. We have entered into derivative instruments to hedge our exposure related to these plans. Changes in the fair value of these derivatives are recorded in employee compensation expense in the period in which they arise. Gains (losses) on these derivatives recognized for the years ended October 31, 2024 and 2023 were $107 million and $(105) million, respectively. These gains (losses) resulted in net employee compensation expense for the years ended October 31, 2024 and 2023 of $32 million and $29 million, respectively.

A total of 5.1 million and 5.0 million deferred incentive plan units were outstanding as at October 31, 2024 and 2023, respectively.

Notes

Note 22: Employee Compensation – Pension and Other Employee Future Benefits

Pension and Other Employee Future Benefit Plans

We sponsor a number of arrangements globally that provide pension and other employee future benefits to our retired and current employees. The largest of these arrangements, by defined benefit obligation, are the primary defined benefit pension plans for employees in Canada and the United States and the primary other employee future benefit plan for employees in Canada.

Pension arrangements include defined benefit pension plans, as well as supplementary arrangements that provide pension benefits in excess of statutory limits. Generally, under these plans we provide retirement benefits based on an employee's years of service and average annual earnings over a period of time prior to retirement. Our pension and other employee future benefit expenses, recorded in non-interest expense, employee compensation, in our Consolidated Statement of Income, mainly comprise the current service cost plus or minus the interest on net defined benefit assets or liabilities. In addition, we provide defined contribution pension plans to our employees. The costs of these plans, recorded in non-interest expense, employee compensation, in our Consolidated Statement of Income, are equal to our contributions to the plans.

Effective December 31, 2020, the primary defined benefit pension plan for employees in Canada was closed to new employees hired after that date. Employees hired or transferred to BMO Canada on or after January 1, 2021 are eligible to participate in a defined contribution pension plan once they have completed the waiting period of six months of continuous service.

We also provide other employee future benefits, including health and dental care benefits and life insurance, for eligible current and retired employees.

Short-term employee benefits, such as salaries, paid absences, bonuses and other benefits, are accounted for on an accrual basis over the period in which the employees provide the related services.

Investment Policy

The defined benefit pension plans are administered under an established governance structure, with oversight exercised by the Board of Directors.

The plans are managed under a framework that considers both assets and liabilities in the development of an investment policy and management of risk. We have implemented a liability-driven investment strategy for the primary Canadian and U.S. plans to enhance risk-adjusted returns while reducing the plans' surplus volatility. This strategy has reduced the impact of the plans on our regulatory capital.

The plans invest in asset classes that include equities, fixed income and alternative strategies, under established investment guidelines. Plan assets are diversified across asset classes and by geographic exposure. They are managed by asset management firms that are responsible for the selection of investment securities. Derivative instruments are permitted under policy guidelines and are generally used to hedge foreign currency exposures, manage interest rate exposures or replicate the return of an asset.

Risk Management

The defined benefit pension plans are exposed to various risks, including market risk (interest rate, equity and foreign currency risks), credit risk, operational risk, surplus risk and longevity risk. We follow a number of approaches to monitor and actively manage these risks, including:
- monitoring surplus-at-risk, which measures a plan's risk exposures in an asset-liability framework;
- stress testing and scenario analyses to evaluate the volatility of the plans' financial positions and any potential impact on the bank;
- hedging of foreign currency and interest rate risk exposures within policy limits;
- controls related to asset mix allocations, geographic allocations, portfolio duration, credit quality of debt securities, sector guidelines, issuer/counterparty limits and others; and
- ongoing monitoring of exposures, performance and risk levels.

Pension and Other Employee Future Benefit Liabilities

Our actuaries perform valuations of our defined benefit obligations for pension and other employee future benefits as at October 31 of each year using the projected unit credit method based on management's assumptions about discount rates, rates of compensation increase, retirement age, mortality and health care cost trend rates.

The discount rates for the primary Canadian and U.S. pension and other employee future benefit plans were selected based on the yields of high-quality AA rated corporate bonds with terms matching the plans' cash flows.

The fair value of plan assets is deducted from the defined benefit obligation to determine the net defined benefit asset or liability. For defined benefit pension plans that are in a net defined benefit asset position, the recognized asset is limited to the present value of economic benefits available in the form of future refunds from the plan or reductions in future contributions to the plan (the asset ceiling). Changes in the asset ceiling are recognized in other comprehensive income. Components of the change in our net defined benefit assets or liabilities and our pension and other employee future benefit expenses are as follows:

Current service cost represents benefits earned in the current year. The cost is determined with reference to the current workforce and the amount of benefits to which employees will be entitled upon retirement, based on the provisions of our benefit plans.

Interest on net defined benefit asset or liability represents the increase in the net defined benefit asset or liability that results from the passage of time and is determined by applying the discount rate to the net defined benefit asset or liability.

Actuarial gains and losses may arise in two ways. First, each year our actuaries recalculate the defined benefit obligations and compare them to those estimated as at the previous year end. Any differences that result from changes in demographic and economic assumptions or from plan member experience being different from management's expectations at the previous year end are considered actuarial gains or losses. Second, actuarial gains and losses arise when there are differences between the discount rate and actual returns on plan assets. Actuarial gains and losses are recognized immediately in other comprehensive income as they occur and are not subsequently reclassified to income in future periods.

Plan amendments are changes in our defined benefit obligations that result from changes to provisions of the plans. The effects of plan amendments are recognized immediately in income when a plan is amended.

Settlements occur when defined benefit obligations for plan participants are settled, usually through lump sum cash payments, and as a result we no longer have any obligation to provide such participants with benefit payments in the future.

Funding of Pension and Other Employee Future Benefit Plans

We fund our defined benefit pension plans in Canada and the United States in accordance with statutory requirements, and the assets in these plans are used to pay benefits to retirees and other employees. Some groups of employees are also eligible to make voluntary contributions in order to receive enhanced benefits. Our supplementary pension plan in Canada is funded, while the supplementary pension plan in the United States is unfunded.

Our other employee future benefit plans in Canada and the United States are either funded or unfunded. Benefit payments related to these plans are paid either through the respective plan or directly by us.

We measure the fair value of plan assets for our plans in Canada and the United States as at October 31. In addition to actuarial valuations for accounting purposes, we are required to prepare valuations for determining our minimum funding requirements for our pension arrangements in accordance with the relevant statutory framework (our funding valuation). The most recent funding valuation for our primary Canadian pension plan was prepared as of October 31, 2023, and the next valuation is required no later than October 31, 2026. The most recent funding valuation for our primary U.S. pension plan was performed as at January 1, 2024.

We amended certain other employee future benefit plans in the first quarter of 2024. These amendments combined the administration of a few plans. In addition, we converted one defined contribution plan into a defined benefit plan and therefore brought a net asset onto our Consolidated Balance Sheet equal to the surplus assets in that plan. This resulted in a benefit of $84 million from plan amendments that was recognized as a reduction in employee compensation expense. When there are surplus assets, we must assess the economic benefit to the bank. Given there are no immediate economic benefits without further plan amendments, the surplus assets of $62 million in the combined plans were reduced to $nil through other comprehensive income.

A summary of plan information for the past two years is as follows:

(Canadian $ in millions)	Pension benefit plans				Other employee future benefit plans			
		2024		2023		**2024**		2023
Defined benefit obligation	$	**8,365**	$	7,513	$	**954**	$	880
Fair value of plan assets		**9,431**		8,559		**245**		138
Net surplus (deficit)		**1,066**		1,046		**(709)**		(742)
Effect of asset ceiling		**(3)**		–		**(110)**		–
Net surplus (deficit), net of the effect of the asset ceiling	$	**1,063**	$	1,046	$	**(819)**	$	(742)
Net surplus (deficit) comprises:								
Funded or partially funded plans		**1,223**		1,209		**44**		81
Unfunded plans		**(160)**		(163)		**(863)**		(823)
Net surplus (deficit), net of the effect of the asset ceiling	$	**1,063**	$	1,046	$	**(819)**	$	(742)

Pension and Other Employee Future Benefit Expenses

Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)	Pension benefit plans				Other employee future benefit plans			
		2024		2023		**2024**		2023
Annual benefits expense								
Current service cost	$	**153**	$	163	$	**5**	$	6
Net interest (income) expense (1)		**(61)**		(64)		**40**		42
Impact of plan amendments		**–**		(1)		**(84)**		(51)
Administrative expenses		**11**		10		**–**		–
Remeasurement of other long-term benefits		**–**		–		**5**		9
Benefits expense	$	**103**	$	108	$	**(34)**	$	6
Government pension plans expense (2)		**375**		361		**–**		–
Defined contribution expense		**290**		271		**–**		–
Total annual pension and other employee future benefit expenses (recovery) recognized in our Consolidated Statement of Income	$	**768**	$	740	$	**(34)**	$	6

(1) Net interest (income) expense is increased by $nil million for pension benefit plans and $3 million for other employee future benefit plans for 2024 ($nil million and $nil million, respectively, for 2023) as a result of assets written down through other comprehensive income due to the asset ceiling.
(2) Includes Canada Pension Plan, Quebec Pension Plan and *U.S. Federal Insurance Contribution Act*.

Notes

Weighted-Average Assumptions

	Pension benefit plans		Other employee future benefit plans	
	2024	2023	**2024**	2023
Defined Benefit Expenses				
Discount rate at beginning of year (1) (2)	**5.8%**	5.5%	**5.7%**	5.5%
Rate of compensation increase	**2.1%**	2.3%	**na**	na
Assumed overall health care cost trend rate	**na**	na	**4.8%** (4)	4.7% (3)
Defined Benefit Obligation				
Discount rate at end of year	**4.9%**	5.8%	**4.8%**	5.7%
Rate of compensation increase	**2.1%**	2.1%	**na**	na
Assumed overall health care cost trend rate	**na**	na	**4.8%** (3)	4.8% (4)

(1) The pension benefit current service cost was calculated using a separate discount rate of 5.6% and 5.4% for 2024 and 2023, respectively.
(2) The other employee future benefit plans current service cost was calculated using a separate discount rate of 5.7% and 5.5% for 2024 and 2023, respectively.
(3) Trending to 4.00% in 2041 and remaining at that level thereafter.
(4) Trending to 4.03% in 2040 and remaining at that level thereafter.
na – not applicable

Assumptions regarding future mortality are based on published statistics and mortality tables calibrated to plan experience, when applicable. The current life expectancies underlying the amounts of the defined benefit obligations for our primary plans are as follows:

(Years)	Canada		United States	
	2024	2023	**2024**	2023
Life expectancy for those currently age 65				
Males	**24.0**	23.9	**22.0**	21.9
Females	**24.3**	24.3	**23.3**	23.3
Life expectancy at age 65 for those currently age 45				
Males	**24.9**	24.8	**23.2**	23.1
Females	**25.2**	25.2	**24.5**	24.5

Changes in the estimated financial positions of our defined benefit pension plans and other employee future benefit plans are as follows:

(Canadian $ in millions, except as noted)	Pension benefit plans		Other employee future benefit plans	
	2024	2023	**2024**	2023
Defined benefit obligation				
Defined benefit obligation at beginning of year	$ **7,513**	$ 7,082	$ **880**	$ 928
Acquisition of defined benefit obligation (1)	**–**	563	**–**	28
Settlements (2)	**(147)**	–	**–**	–
Current service cost	**153**	163	**5**	6
Interest cost	**418**	393	**49**	50
Impact of plan amendments	**–**	(1)	**15**	(51)
Benefits paid	**(481)**	(449)	**(59)**	(58)
Employee contributions	**20**	20	**6**	6
Actuarial (gains) losses due to:				
Changes in demographic assumptions	**–**	–	**(12)**	(2)
Changes in financial assumptions	**851**	(349)	**81**	(19)
Plan member experience	**31**	46	**(11)**	(10)
Foreign exchange and other	**7**	45	**–**	2
Defined benefit obligation at end of year	**8,365**	7,513	**954**	880
Wholly or partially funded defined benefit obligation	**8,205**	7,350	**91**	57
Unfunded defined benefit obligation	**160**	163	**863**	823
Total defined benefit obligation	**8,365**	7,513	**954**	880
Fair value of plan assets				
Fair value of plan assets at beginning of year	**8,559**	8,261	**138**	147
Acquisition of plan assets (1)	**–**	487	**–**	–
Settlements (2)	**(147)**	–	**–**	–
Impact of plan amendments	**–**	–	**100**	–
Interest income	**479**	457	**12**	8
Return on plan assets (excluding interest income)	**979**	(300)	**1**	(12)
Employer contributions	**25**	50	**45**	45
Employee contributions	**20**	20	**6**	6
Benefits paid	**(481)**	(449)	**(59)**	(58)
Administrative expenses	**(12)**	(10)	**–**	–
Foreign exchange and other	**9**	43	**2**	2
Fair value of plan assets at end of year	**9,431**	8,559	**245**	138
Effect of asset ceiling	**(3)**	–	**(110)**	–
Net surplus (deficit), net of the effect of the asset ceiling	$ **1,063**	$ 1,046	$ **(819)**	$ (742)
Recorded in:				
Other assets	**1,252**	1,225	**44**	81
Other liabilities	**(189)**	(179)	**(863)**	(823)
Net surplus (deficit), net of the effect of the asset ceiling	$ **1,063**	$ 1,046	$ **(819)**	$ (742)
Actuarial gains (losses) recognized in other comprehensive income				
Net actuarial (losses) on plan assets	**979**	(300)	**1**	(12)
Effect of asset ceiling	**(3)**	–	**(107)**	–
Actuarial gains (losses) on defined benefit obligation due to:				
Changes in demographic assumptions	**–**	–	**15**	14
Changes in financial assumptions	**(851)**	349	**(74)**	17
Plan member experience	**(31)**	(46)	**6**	9
Foreign exchange and other	**(3)**	(8)	**–**	–
Actuarial gains (losses) recognized in other comprehensive income for the year	$ **91**	$ (5)	$ **(159)**	$ 28

(1) Relates to the defined benefit plan included in our acquisition of Bank of the West in fiscal 2023. Refer to Note 10 for further information.
(2) We completed a buyout of our UK pension plan in the fourth quarter of 2024 whereby we transferred our defined benefit obligations and an equal amount of plan assets to a third-party insurer, who has assumed the responsibility of administering payments to the plan members. We do not have any further involvement in the plan. There was no pre-tax impact from this transfer. Deferred tax assets and liabilities related to the pension plan were reduced to $nil.

Plan Asset Allocations and Fair Value

Our pension and other employee future benefit plan assets are measured at fair value on a recurring basis. The asset allocation ranges, weighted-average actual asset allocations and fair values of plan assets held by our primary plans as at October 31, 2024 and 2023 are as follows:

(Canadian $ in millions)			2024							2023
	Target range	% of total	Quoted	Unquoted	Total	Target range	% of total	Quoted	Unquoted	Total
Equities	**15 – 40%**	**22%**	$ **1,060**	$ **852**	$ **1,912**	15 – 40%	20%	$ 925	$ 663	$ 1,588
Fixed income investments	**40 – 55%**	**49%**	**96**	**4,467**	**4,563**	40 – 60%	49%	168	3,855	4,023
Alternative strategies	**10 – 35%**	**29%**	**–**	**2,681**	**2,681**	10 – 40%	31%	–	2,537	2,537
		100%	$ **1,156**	$ **8,000**	$ **9,156**		100%	$ 1,093	$ 7,055	$ 8,148

No plan assets are directly invested in securities of the bank or those of its related parties as at October 31, 2024 and 2023. Our primary Canadian plan also did not directly hold, through pooled funds, any of our common shares and fixed income securities as at October 31, 2024 and 2023. The plans do not hold any property we occupy or other assets we use.

Sensitivity of Assumptions

Key weighted-average assumptions for 2024 used in measuring the defined benefit obligations for our primary plans are outlined in the following table. The sensitivity analysis provided in the table should be used with caution, as it is hypothetical and the impact of changes in each key assumption may not be linear. The sensitivities to changes in each key variable have been calculated independently of the impact of changes in other key variables. Actual experience may result in simultaneous changes in a number of key assumptions, which would amplify or reduce certain sensitivities.

(Canadian $ in millions, except as noted)	Defined benefit obligation			
	Pension benefit plans		Other employee future benefit plans	
Discount rate (%)		4.9		4.8
Impact of: 1% increase ($)	$	(839)	$	(73)
1% decrease ($)		1,037		86
Rate of compensation increase (%)		2.1		na
Impact of: 0.25% increase ($)	$	37		na
0.25% decrease ($)		(36)		na
Mortality				
Impact of: 1 year shorter life expectancy ($)	$	154	$	20
1 year longer life expectancy ($)		(157)		(20)
Assumed overall health care cost trend rate (%)		na		4.8 (1)
Impact of: 1% increase ($)		na	$	29
1% decrease ($)		na		(29)

(1) Trending to 4.00% in 2041 and remaining at that level thereafter.

na – not applicable

Maturity Profile

The duration of the defined benefit obligation for our primary plans is as follows:

(Years)	2024	2023
Canadian pension plans	13.0	12.1
U.S. pension plans	7.5	7.2
Canadian other employee future benefit plans	11.7	11.2

Cash Flows

Cash payments we made during the year in connection with our employee future benefit plans are as follows:

(Canadian $ in millions)	Pension benefit plans				Other employee future benefit plans			
		2024		2023		2024		2023
Net contributions (refund) to defined benefit plans	$	(25)	$	7	$	–	$	–
Contributions to defined contribution plans		290		271		–		–
Benefits paid directly to pensioners		50		43		45		45
	$	315	$	321	$	45	$	45

Our best estimate of the contributions and benefits paid directly to pensioners we expect to make for the year ending October 31, 2025 is approximately $43 million for our defined benefit pension plans and $45 million for our other employee future benefit plans. Benefit payments from our defined benefit and other employee future benefit plans to retirees for the year ending October 31, 2025 are estimated to be $586 million.

Note 23: Income Taxes

We report our provision for income taxes in our Consolidated Statement of Income based upon transactions recorded in our consolidated financial statements, regardless of when they are recognized for income tax purposes, with the exception of repatriation of retained earnings from our subsidiaries, as noted below.

In addition, we record an income tax expense or benefit in other comprehensive income or directly in equity when the taxes relate to amounts recorded in other comprehensive income or equity. For example, income tax expense (recovery) on hedging gains (losses) related to our net investment in foreign operations is recorded in our Consolidated Statement of Comprehensive Income as part of net gains (losses) on translation of net foreign operations.

Current tax is the amount of income tax recoverable (payable) in respect of the taxable loss (profit) for a period. Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities for accounting and tax purposes. Deferred tax assets and liabilities are measured at the tax rates expected to apply when temporary differences reverse. Changes in deferred tax assets and liabilities related to a change in tax rates are recorded in income in the period the tax rate is substantively enacted, except to the extent that the tax arises from a transaction or event that is recognized either in other comprehensive income or directly in equity. Current and deferred taxes are offset only when they are levied by the same tax authority, on the same entity or group of entities, and when there is a legal right to offset.

Included in deferred tax assets is $20 million ($6 million as at October 31, 2023) related to Canadian tax loss carryforwards and $3 million ($7 million as at October 31, 2023) related to both U.S. tax loss carryforwards and tax credits that will expire in various amounts in U.S. taxation years from 2024 through 2044. On the evidence available, including management projections of income, we believe it is probable that there will be sufficient taxable income generated by our business operations to support these deferred tax assets. The amount of tax on temporary differences, unused tax losses and unused tax credits for which no deferred tax asset is recognized in our Consolidated Balance Sheet as at October 31, 2024 is $947 million ($1,018 million as at October 31, 2023), of which $53 million ($74 million in 2023) is scheduled to expire within five years. Deferred tax assets have not been recognized in respect of these items because it is not probable that these benefits will be realized.

Income that we earn through our foreign subsidiaries and foreign branches is generally taxed in the country in which they operate. Canada also taxes the income we earn through our foreign branches and a credit is allowed for certain foreign taxes paid on such income. Repatriation of earnings from certain foreign subsidiaries would require us to pay tax on certain of these earnings. As repatriation of such earnings is not planned in the foreseeable future, we have not recorded a related deferred tax liability. The taxable temporary differences associated with the repatriation of earnings from investments in certain foreign subsidiaries, branches, associates and interests in joint ventures for which deferred tax liabilities have not been recognized totalled $27 billion as at October 31, 2024 ($24 billion as at October 31, 2023).

Provision for Income Taxes

(Canadian $ in millions)		2024		2023
Consolidated Statement of Income				
Current				
Provision for income taxes for the current period	$	2,055	$	2,220
Adjustments for prior periods		–		(2)
Deferred				
Origination and reversal of temporary differences		150		(687)
Effect of changes in tax rates		3		(21)
		2,208		1,510
Other Comprehensive Income and Equity				
Income tax expense (recovery) related to:				
Unrealized gains (losses) on FVOCI debt securities		79		(35)
Reclassification to earnings of (gains) on FVOCI debt securities		(31)		(11)
Gains (losses) on derivatives designated as cash flow hedges		966		(576)
Reclassification to earnings/goodwill of losses on derivatives designated as cash flow hedges		536		366
Unrealized (losses) on hedges of net foreign operations		(38)		(90)
Unrealized gains on FVOCI equity securities		3		–
(Losses) on remeasurement of pension and other employee future benefit plans		1		24
(Losses) on remeasurement of own credit risk on financial liabilities designated at fair value		(242)		(103)
Share-based compensation		(4)		4
		1,270		(421)
Total provision for income taxes	$	3,478	$	1,089

Certain comparative figures have been reclassified for changes in accounting policy (Note 1).

Components of Total Provision for Income Taxes

(Canadian $ in millions)		2024		2023
Canada: Current taxes				
Federal	$	813	$	509
Provincial		453		278
		1,266		787
Canada: Deferred taxes				
Federal		133		(475)
Provincial		74		(261)
		207		(736)
Total Canadian		1,473		51
Foreign: Current taxes		1,764		933
Deferred taxes		241		105
Total foreign		2,005		1,038
Total provision for income taxes	$	3,478	$	1,089

Certain comparative figures have been reclassified for changes in accounting policy (Note 1).

Reconciliation to Statutory Tax Rate

Set out below is a reconciliation of our statutory tax rates and income taxes that would be payable at these rates to the effective tax rates and provision for income taxes that we have recorded in our Consolidated Statement of Income:

(Canadian $ in millions, except as noted)	2024		2023	
Combined Canadian federal and provincial income taxes at the statutory tax rate	$ 2,651	27.8%	$ 1,654	27.8%
Increase (decrease) resulting from:				
Tax-exempt income from securities	(45)	(0.5)	(265)	(4.5)
Foreign operations subject to different tax rates	(365)	(3.8)	(233)	(4.0)
Change in tax rate for deferred taxes	3	–	–	–
Income attributable to investments in associates and joint ventures	(36)	(0.3)	(31)	(0.5)
Net impact of certain Canadian tax measures	–	–	371	6.3
Other	–	–	14	0.3
Provision for income taxes in our Consolidated Statement of Income and effective tax rate	$ 2,208	23.2%	$ 1,510	25.4%

Certain comparative figures have been reclassified for changes in accounting policy (Note 1).

In fiscal 2023, the Canadian government enacted legislation related to certain tax measures that are applicable to certain Canadian companies in a bank or life insurer group, including a one-time 15% tax (referred to as the Canada Recovery Dividend, or CRD), based on the average taxable income for fiscal 2020 and fiscal 2021, less a $1 billion exemption, payable in equal instalments over five years. The legislation also included a permanent 1.5% increase in the tax rate, based on taxable income above $100 million (effective for taxation years that end after April 7, 2022 and pro-rated for the first year). We recorded a one-time tax expense of $371 million in income tax expense in fiscal 2023, including $312 million relating to the CRD, and $59 million relating to the pro-rated fiscal 2022 impact of the 1.5% increase in the tax rate, net of a related remeasurement of our net deferred tax assets.

Components of Deferred Tax Balances

(Canadian $ in millions)

Deferred Tax Asset (Liability)	Net asset, November 1, 2023	Benefit (expense) to income statement	Benefit (expense) to equity	Translation and other	Net asset, October 31, 2024
Allowance for credit losses	$ 893	$ 449	$ –	$ 1	$ 1,343
Employee future benefits	264	3	15	–	282
Deferred compensation benefits	783	(35)	–	1	749
Other comprehensive income	522	–	(298)	–	224
Premises and equipment	(343)	(136)	–	(1)	(480)
Pension benefits	(395)	73	(16)	–	(338)
Goodwill and intangible assets	(913)	107	–	1	(805)
Securities	987	(119)	–	(1)	867
Other	1,606	(495) (1)	4	66	1,181
Net deferred tax assets (liabilities)	$ 3,404	$ (153)	$ (295)	$ 67	$ 3,023
Comprising					
Deferred tax assets	$ 3,420				$ 3,024
Deferred tax liabilities	(16)				(1)
Net deferred tax assets (liabilities)	$ 3,404				$ 3,023

(Canadian $ in millions)

Deferred Tax Asset (Liability)	Net asset, November 1, 2022	Bank of the West acquisition	Benefit (expense) to income statement	Benefit (expense) to equity	Translation and other	Net asset, October 31, 2023
Allowance for credit losses	$ 605	$ 96	$ 182	$ –	$ 10	$ 893
Employee future benefits	256	–	21	(14)	1	264
Deferred compensation benefits	708	115	(50)	–	10	783
Other comprehensive income	573	–	–	(51)	–	522
Premises and equipment	(511)	(179)	359	–	(12)	(343)
Pension benefits	(370)	25	(41)	(9)	–	(395)
Goodwill and intangible assets	(244)	(767)	134	–	(36)	(913)
Securities	142	1,086	(286)	–	45	987
Other	281	897 (2)	389 (3)	(3)	42	1,606
Net deferred tax assets (liabilities)	$ 1,440	$ 1,273	$ 708	$ (77)	$ 60	$ 3,404
Comprising						
Deferred tax assets	$ 1,542					$ 3,420
Deferred tax liabilities	(102)					(16)
Net deferred tax assets (liabilities)	$ 1,440					$ 3,404

(1) Includes the tax impact of the legal provision reversal recorded in relation to the lawsuit described in Note 25.
(2) Includes the tax impact of deferred revenue and purchase accounting adjustments in connection with our acquisition of Bank of the West.
(3) Includes the tax impact of interest rate swaps and securities we purchased to mitigate the impact of changes in interest rates in our acquisition of Bank of the West (refer to Note 10 for additional details) and the tax impact of leasing assets.

Certain comparative figures have been reclassified for changes in accounting policy (Note 1).

Canadian tax authorities have reassessed us for additional income tax and interest in an amount of approximately $1,465 million in respect of certain 2011 – 2018 Canadian corporate dividends. These reassessments denied certain dividend deductions on the basis that the dividends were received as part of a "dividend rental arrangement". In general, the tax rules raised by the Canadian tax authorities were prospectively addressed in the 2015 and 2018 Canadian federal budgets. We filed Notices of Appeal with the Tax Court of Canada and the matter is in litigation. We remain of the view that our tax filing positions were appropriate and intend to challenge all reassessments. However, if such challenges are unsuccessful, the additional expense would negatively impact our net income.

Note 24: Earnings Per Share

Basic earnings per share is calculated by dividing net income attributable to bank shareholders, after deducting dividends payable on preferred shares and distributions payable on other equity instruments, by the daily average number of fully paid common shares outstanding throughout the year.

Diluted earnings per share is calculated in the same manner, with further adjustments made to reflect the dilutive impact of instruments that are convertible into our common shares.

The following table presents our basic and diluted earnings per share:

Basic Earnings Per Common Share
(Canadian $ in millions, except as noted)

		2024		2023
Net income attributable to bank shareholders	$	**7,318**	$	4,425
Dividends on preferred shares and distributions on other equity instruments		**(386)**		(331)
Net income available to common shareholders	$	**6,932**	$	4,094
Weighted-average number of common shares outstanding (in thousands)		**727,738**		709,364
Basic earnings per common share (Canadian $)	$	**9.52**	$	5.77

Diluted Earnings Per Common Share
(Canadian $ in millions, except as noted)

		2024		2023
Net income available to common shareholders	$	**6,932**	$	4,094
Weighted-average number of common shares outstanding (in thousands)		**727,738**		709,364
Effect of dilutive instruments				
Stock options potentially exercisable (1)		**3,556**		4,440
Common shares potentially repurchased		**(2,759)**		(3,289)
Weighted-average number of diluted common shares outstanding (in thousands)		**728,535**		710,515
Diluted earnings per common share (Canadian $)	$	**9.51**	$	5.76

(1) In computing diluted earnings per common share, we excluded average stock options outstanding of 3,220,995 with a weighted-average exercise price of $130.33 for the year ended October 31, 2024 (2,204,402 with a weighted-average exercise price of $135.69 for the year ended October 31, 2023), as the average share price in each of the two years did not exceed the exercise price.

Certain comparative figures have been reclassified for changes in accounting policy (Note 1).

Note 25: Commitments, Guarantees, Pledged Assets, Provisions and Contingent Liabilities

In the ordinary course of business, we enter into a variety of contracts under which we may be required to make payments to reimburse a counterparty for a loss if a third party does not perform according to the terms of a contract or does not make payments when due under the terms of a debt instrument, and contracts under which we provide indirect guarantees of the indebtedness of another party, all of which are considered guarantees.

Guarantees that qualify as derivatives are accounted for in accordance with the policy for derivative instruments (refer to Note 8). For guarantees that do not qualify as derivatives, a liability is initially recorded at fair value, which is generally the fee received. Subsequently, guarantees are recorded at the higher of initial fair value, less amortization to recognize any fee income earned over the period, and our best estimate of the amount required to settle the obligation. Any change in the liability is recorded in our Consolidated Statement of Income.

We enter into a variety of commitments, including off-balance sheet credit instruments, such as backstop liquidity facilities, letters of credit, credit default swaps and commitments to extend credit, as a method of meeting the financial needs of our customers. These commitments include contracts under which we may be required to make payments to a counterparty, based on changes in the value of an asset, liability or equity security that the counterparty holds, due to changes in an underlying interest rate, foreign exchange rate or other variable. The contractual amount of our commitments represents our maximum undiscounted potential exposure, before possible recoveries under recourse and collateral provisions. Collateral requirements for these instruments are generally consistent with our collateral requirements for loans.

A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

We strive to limit our exposure to credit risk by dealing only with counterparties that we believe are creditworthy, and we manage our credit risk for these instruments using the same credit risk process that we apply to loans and other credit assets.

The maximum amounts payable related to our various commitments are as follows:

(Canadian $ in millions)		**2024**		2023
Financial Guarantees				
Standby letters of credit	$	**30,523**	$	29,656
Credit default swaps (1)		**16,211**		10,010
Other Credit Instruments				
Backstop liquidity facilities		**18,224**		18,805
Documentary and commercial letters of credit		**1,893**		1,763
Commitments to extend credit (2)		**230,689**		218,094
Other commitments (3)		**10,093**		9,947
Total	$	**307,633**	$	288,275

(1) The fair value of the related derivatives included in our Consolidated Balance Sheet was $8 million as at October 31, 2024 ($3 million as at October 31, 2023).
(2) Commitments to extend credit exclude personal lines of credit and credit cards that are unconditionally cancellable at our discretion.
(3) Other commitments include $4,511 million as at October 31, 2024 ($5,611 million as at October 31, 2023) of underwriting commitments that are extended but not yet accepted by the borrower.

Financial Guarantees

Standby letters of credit represent our obligation to make payments to third parties on behalf of customers if they are unable to make the required payments or meet other contractual requirements. The majority have a term of one year or less. Collateral requirements for standby letters of credit and guarantees are consistent with our collateral requirements for loans. Standby letters of credit and guarantees include our guarantee of a subsidiary's debt provided directly to a third party.

Written credit default swaps require us to compensate a counterparty following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or a loan. The terms of these contracts range from less than 1 year to over 10 years. Refer to Note 8 for additional details.

Other Credit Instruments

Backstop liquidity facilities are provided to ABCP programs administered by us as an alternative source of financing when ABCP markets cannot be accessed. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of insolvency of the borrower. The average term of these liquidity facilities is approximately 1 to 5 years.

Documentary and commercial letters of credit represent our agreement to honour drafts presented by a third party upon completion of specific activities.

Commitments to extend credit represent our commitment to customers to grant them credit in the form of loans or other financings for specific amounts and maturities, subject to their meeting certain conditions.

Other commitments include commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. In addition, we act as underwriter for certain new issuances under which we, alone or together with a syndicate of financial institutions, purchase the new issue for resale to investors.

Indemnification Agreements

In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with sales of assets, securities offerings, service contracts, director contracts, membership agreements, clearing arrangements, derivative contracts and leasing transactions. Based on historical experience, we expect the risk of loss to be remote.

Exchange and Clearinghouse Guarantees

We are a member of several securities and futures exchanges and central counterparties. Membership in certain of these organizations may require us to pay a pro rata share of the losses incurred by the organization in the event of default by another member. It is difficult to estimate our maximum exposure under these membership agreements, since this would require an assessment of future claims that may be made against us that have not yet occurred. Based on historical experience, we expect the risk of material loss to be remote.

Pledged Assets and Collateral

In the ordinary course of business, we enter into trading, lending and borrowing activities that require us to pledge assets or provide collateral. Pledging and collateral transactions are typically conducted under terms and conditions that are usual and customary to these activities. If there is no default, the securities or their equivalents must be returned by the pledgee upon satisfaction of the obligation.

The following tables summarize our pledged assets and collateral, and the activities to which they relate:

(Canadian $ in millions)		**2024**		2023
Bank Assets				
Cash and due from banks	$	**80**	$	125
Securities (1)		**139,553**		114,407
Loans		**71,419**		94,442
Other assets		**10,314**		10,596
		221,366		219,570
Third-party Assets (2)				
Collateral received and available for sale or re-pledging		**195,071**		191,148
Less: Collateral not sold or re-pledged		**(45,087)**		(46,331)
		149,984		144,817
Total pledged assets and collateral	$	**371,350**	$	364,387

(Canadian $ in millions)		**2024**		2023
Uses of pledged assets and collateral				
Clearing systems, payment systems and depositories	$	**26,203**	$	18,096
Foreign governments and central banks		**46**		89
Obligations related to securities sold short		**35,030**		43,774
Obligations related to securities sold under repurchase agreements		**97,878**		92,549
Securities borrowing and lending (3)		**99,405**		87,136
Derivatives transactions		**19,224**		14,983
Securitization		**23,739**		27,058
Covered bonds		**27,235**		29,802
Other (4)		**42,590**		50,900
Total pledged assets and collateral	$	**371,350**	$	364,387

(1) Includes NHA MBS of $5,492 million, which are included in loans in our Consolidated Balance Sheet ($4,481 million as at October 31, 2023).
(2) Includes on-balance sheet securities borrowed or purchased under resale agreements and off-balance sheet collateral received.
(3) Includes off-balance sheet securities borrowing and lending.
(4) Includes $21,235 million of assets that have been pledged supporting FHLB activity ($41,510 million as at October 31, 2023).

Certain comparative figures have been reclassified for changes in accounting policy (Note 1).

Lease Commitments

We have entered into a number of non-cancellable leases for premises and equipment. Our computer and software leases are typically fixed for one term. Leases that we have signed but have not yet taken possession of totalled $80 million as at October 31, 2024 ($94 million as at October 31, 2023).

Provisions and Contingent Liabilities

Provisions are recognized when we have a legal or constructive obligation as a result of past events, such as contractual commitments, legal or other obligations for which we can reliably estimate the related amount, and it is probable we will be required to settle the obligation. We recognize as a provision our best estimate of the amount required to settle the obligations as of the balance sheet date, taking into account the risks and uncertainties surrounding the obligations. Provisions are recorded in other liabilities in our Consolidated Balance Sheet. Contingent liabilities are potential obligations arising from past events, the existence of which will only be confirmed by the occurrence or non-occurrence of one or more future events not wholly within our control, and are not included in the table below.

Legal Proceedings

The bank and its subsidiaries are party to legal proceedings, including regulatory investigations, in the ordinary course of business. We review the status of these proceedings regularly and establish provisions when in our judgment it becomes probable that we will incur a loss and the amount can be reliably estimated. The bank's provisions represent our best estimates based upon currently available information for proceedings for which estimates can be made. However, the bank's provisions may differ significantly from the actual losses incurred as a result of, for example, the inherent uncertainty of the various potential outcomes of such proceedings; the varying stages of the proceedings; the existence of multiple defendants whose share of liability may not yet have been determined; unresolved issues in such proceedings, some of which involve novel legal theories and interpretations; the fact that the underlying matters will change from time to time; and such proceedings may involve very large or indeterminate damages. While it is inherently difficult to predict the ultimate outcome of these proceedings, based on our current knowledge, we do not expect the outcome of any of these proceedings, individually or in the aggregate, to have a material adverse effect on the consolidated financial position or the results of operations of the bank. However, because of the factors listed above, as well as other uncertainties inherent in litigation and regulatory matters, there is a possibility that the ultimate resolution of legal proceedings or regulatory investigations may be material to the bank's consolidated financial position or its results of operations for any particular reporting period.

BMO Bank National Association (BBNA), formerly BMO Harris Bank N.A., as successor to M&I Marshall and Ilsley Bank (M&I), was named as the defendant in a lawsuit filed in the U.S. Bankruptcy Court for the District of Minnesota (Bankruptcy Court) in connection with a Ponzi scheme carried out by Thomas J. Petters and certain affiliated individuals and entities (collectively, Petters). The lawsuit, brought by a Trustee in bankruptcy proceedings for certain Petters entities, alleged that between 1999 and 2008, M&I (and a predecessor bank) helped facilitate the Ponzi scheme operated by Petters. On November 8, 2022, a jury awarded damages of approximately US$564 million against BBNA. On June 27, 2023, BBNA filed its notice of appeal with the United States Court of Appeals for the Eighth Circuit to contest the jury verdict and award. On August 22, 2023, the trial court awarded the plaintiff approximately US$483 million in pre-judgment interest and ordered BBNA to pay post-judgment interest on the jury award at 4.74% and pre-judgment interest at 5.26%. On September 12, 2024, the Court of Appeals reversed the trial court judgment, finding that BBNA had a valid legal defence that extinguished the Trustee's claim. The appellate court directed the trial court to enter judgment for BBNA. As a result of this outcome, in accordance with applicable accounting standards, BMO reversed its provision of $1,190 million ($875 million after-tax), comprising $594 million in non-interest expense, other and $596 million in interest expense, other liabilities. On October 24, 2024, the plaintiff filed a petition asking the Court of Appeals to reconsider the judgment entered in BBNA's favour. On November 14, 2024, the Court of Appeals denied this request.

Restructuring and Severance Charges
Provisions for restructuring and severance charges relate to costs incurred related to the integration of Bank of the West and accelerating operational efficiencies across the enterprise. This represents our best estimate of the amount that will ultimately be paid out.

Changes in the provision balance during the year were as follows:

(Canadian $ in millions)	2024				2023		
	Restructuring and severance	Legal	Total		Restructuring and severance	Legal	Total
Balance at beginning of year	$ 335	$ 1,243	$ 1,578	$	109	$ 1,168	$ 1,277
Additional provisions/increase in provisions	101	67	168		388	188	576
Provisions utilized	(210)	(19)	(229)		(142)	(116)	(258)
Amounts reversed	(59)	(1,196)	(1,255)		(27)	(11)	(38)
Foreign exchange and other	(3)	–	(3)		7	14	21
Balance at end of year	$ 164	$ 95	$ 259	$	335	$ 1,243	$ 1,578

Note 26: Operating and Geographic Segmentation

Operating Groups
We conduct our business through three operating groups, each of which has a distinct mandate. Our operating groups reflect our organizational and management structure and therefore these groups, and the results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our operating groups using reported and adjusted measures, such as net income, revenue growth, return on equity and non-interest expense-to-revenue (efficiency) ratio, as well as operating leverage. The acquisition of Bank of the West has been reflected in the U.S. P&C and BMO WM reporting segments.

Personal and Commercial Banking
P&C comprises two operating segments: Canadian P&C and U.S. P&C.

Canadian Personal and Commercial Banking
Canadian P&C provides a full range of financial products and services to nearly eight million customers. Personal and Business Banking provides financial solutions through a network of almost 900 branches, contact centres, digital banking platforms and more than 3,200 automated teller machines. Commercial Banking serves clients across Canada and delivers sector and industry expertise, as well as a local presence.

U.S. Personal and Commercial Banking
U.S. P&C provides financial products and services to four million customers. Personal and Business Banking provides financial solutions through a network of nearly 1,000 branches, contact centres, digital banking platforms and more than 40,000 automated teller machines. Commercial Banking serves clients across the United States and delivers sector and industry expertise, as well as a local presence.

BMO Wealth Management
BMO WM serves a full range of client segments, from mainstream to ultra high net worth and institutional, with a broad offering of wealth management products and services, including insurance products.

BMO Capital Markets
BMO CM offers a comprehensive range of products and services to corporate, institutional and government clients. Through our Investment and Corporate Banking and Global Markets lines of business, there are approximately 2,700 professionals, operating in 30 locations around the world.

Corporate Services

Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise, governance and support in a variety of areas, including strategic planning, risk management, finance, legal and regulatory compliance, human resources, communications, marketing, real estate and procurement. T&O develops, monitors, manages and maintains governance of information technology including data and analytics, and also provides cybersecurity and operations services.

The costs of these Corporate Units and T&O services are largely transferred to the three operating groups (P&C, BMO WM and BMO CM), with any remaining amounts retained in Corporate Services results. As such, Corporate Services results largely reflect the impact of residual unallocated expenses, residual treasury-related activities and the elimination of taxable equivalent adjustments. We review our expense allocation methodologies annually and update these as appropriate.

Basis of Presentation

The results of these operating groups are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements, as disclosed in Note 1 and throughout the consolidated financial statements. Income taxes presented below may not be reflective of taxes paid in each jurisdiction in which we operate. Income taxes are generally applied to each segment based on a statutory tax rate and may be adjusted for items and activities specific to each segment. A notable accounting measurement difference is the taxable equivalent basis adjustment, as described below.

Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups in order to more closely align our organizational structure with our strategic priorities. In addition, revenue and expense allocations are updated to more accurately align with current experience. Results for prior periods are restated to conform with the current year's presentation.

Taxable Equivalent Basis

We analyze revenue on a taxable equivalent basis (teb) at the operating group level. Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent before-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The offset to the operating segments' teb adjustments is reflected in Corporate Services revenue and provision for income taxes. Beginning January 1, 2024, we did not take the deduction for certain Canadian dividends received in BMO CM due to proposed legislation, and as a result, we no longer report this revenue on a teb. This proposed legislation was enacted in the third quarter of fiscal 2024. The teb adjustment for the year ended October 31, 2024 was $58 million ($354 million in 2023).

Inter-Group Allocations

Various estimates and allocation methodologies are used in the preparation of the operating groups' financial information. Overhead expenses are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups' assets, liabilities and capital at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services. These inter-group allocations are also applied to the geographic segmentation.

Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	2024 Total
Net interest income (2)	$ 8,852	$ 8,162	$ 1,313	$ 1,731	$ (590)	$ 19,468
Non-interest revenue	2,587	1,602	4,333	4,785	20	13,327
Total Revenue	11,439	9,764	5,646	6,516	(570)	32,795
Provision for credit losses on impaired loans	1,326	1,274	26	367	73	3,066
Provision for (recovery of) credit losses on performing loans	333	389	5	2	(34)	695
Total provision for credit losses	1,659	1,663	31	369	39	3,761
Depreciation and amortization	590	957	264	299	–	2,110
Non-interest expense	4,415	4,941	3,704	3,979	350	17,389
Income (loss) before taxes and non-controlling interest in subsidiaries	4,775	2,203	1,647	1,869	(959)	9,535
Provision for (recovery of) income taxes	1,318	374	399	377	(260)	2,208
Reported net income (loss)	$ 3,457	$ 1,829	$ 1,248	$ 1,492	$ (699)	$ 7,327
Non-controlling interest in subsidiaries	$ –	$ 2	$ –	$ –	$ 7	$ 9
Net income (loss) attributable to bank shareholders	$ 3,457	$ 1,827	$ 1,248	$ 1,492	$ (706)	$ 7,318
Average assets (3)	$ 327,883	$ 236,341	$ 64,674	$ 468,963	$ 271,554	$ 1,369,415

	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	2023 Total
Net interest income (2)	$ 8,043	$ 7,607	$ 1,380	$ 2,490	$ (839)	$ 18,681
Non-interest revenue	2,516	1,573	4,031	3,902	(1,444)	10,578
Total Revenue	10,559	9,180	5,411	6,392	(2,283)	29,259
Provision for credit losses on impaired loans	724	364	5	9	78	1,180
Provision for credit losses on performing loans	185	142	13	9	649	998
Total provision for credit losses	909	506	18	18	727	2,178
Depreciation and amortization	573	891	288	340	–	2,092
Non-interest expense	4,150	4,553	3,590	3,938	2,811	19,042
Income (loss) before taxes and non-controlling interest in subsidiaries	4,927	3,230	1,515	2,096	(5,821)	5,947
Provision for (recovery of) income taxes	1,354	741	369	471	(1,425)	1,510
Reported net income (loss)	$ 3,573	$ 2,489	$ 1,146	$ 1,625	$ (4,396)	$ 4,437
Non-controlling interest in subsidiaries	$ –	$ 6	$ –	$ –	$ 6	$ 12
Net income (loss) attributable to bank shareholders	$ 3,573	$ 2,483	$ 1,146	$ 1,625	$ (4,402)	$ 4,425
Average assets (3)	$ 310,323	$ 211,864	$ 60,092	$ 466,030	$ 251,215	$ 1,299,524

(1) Corporate Services includes T&O.
(2) Operating groups report on a teb – see Basis of Presentation section.
(3) Included within average assets are average earning assets, which comprise deposits with other banks, deposits at central banks, securities borrowed or purchased under resale agreements, loans and securities. Total average earning assets for 2024 are $1,237,245 million, including $319,795 million for Canadian P&C, $215,987 million for U.S. P&C and $701,463 million for all other operating segments, including Corporate Services (2023 – Total: $1,145,870 million, Canadian P&C: $296,164 million, U.S. P&C: $195,363 million and all other operating segments: $654,343 million).

Certain comparative figures have been reclassified to conform with the current year's presentation and for changes in accounting policy (Note 1).

Geographic Information
We operate primarily in Canada and the United States, but we also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped within other countries in the table below. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses.

Our results and average assets, grouped by geographic region, are as follows:

(Canadian $ in millions)				2024
	Canada	United States	Other countries	Total
Total Revenue	$ 16,107	$ 14,465	$ 2,223	$ 32,795
Income before taxes	4,434	3,547	1,554	9,535
Reported net income	3,199	2,865	1,263	7,327
Average Assets	692,750	613,098	63,567	1,369,415

				2023
Total Revenue	$ 15,087	$ 11,836	$ 2,336	$ 29,259
Income (loss) before taxes	4,635	(176)	1,488	5,947
Reported net income	3,194	29	1,214	4,437
Average Assets	665,025	572,434	62,065	1,299,524

Certain comparative figures have been reclassified to conform with the current year's presentation and for changes in accounting policy (Note 1).

Note 27: Significant Subsidiaries

As at October 31, 2024, the bank, either directly or indirectly through its subsidiaries, controls the following significant operating subsidiaries.

Significant subsidiaries (1) (2)	Head or principal office	Book value of shares owned by the bank (Canadian $ in millions)
AIR MILES Loyalty Inc.	Toronto, Canada	$ 157
Bank of Montreal (China) Co. Ltd.	Beijing, China	501
Bank of Montreal Europe Public Limited Company	Dublin, Ireland	1,319
Bank of Montreal Holding Inc. and subsidiaries, including:	Toronto, Canada	35,530
Bank of Montreal Mortgage Corporation	Calgary, Canada	
BMO Mortgage Corp.	Vancouver, Canada	
BMO Investments Inc.	Toronto, Canada	
BMO Investments Limited	Hamilton, Bermuda	
BMO Reinsurance Limited	St. Michael, Barbados	
BMO InvestorLine Inc.	Toronto, Canada	
BMO Nesbitt Burns Inc.	Toronto, Canada	
BMO Private Equity (Canada) Inc.	Toronto, Canada	
BMO Capital Markets Limited	London, England	361
BMO Capital Partners Inc.	Toronto, Canada	936
BMO Financial Corp. and subsidiaries, including:	Chicago, United States	54,698
BMO Bank National Association	Chicago, United States	
BMO Capital Markets Corp.	New York, United States	
BMO Japan Securities Ltd.	Tokyo, Japan	6
BMO Life Insurance Company and subsidiaries, including:	Toronto, Canada	1,246
BMO Life Holdings (Canada), ULC	Halifax, Canada	
BMO Life Assurance Company	Toronto, Canada	
BMO Trust Company	Toronto, Canada	543

(1) Each subsidiary is incorporated or organized under the laws of the state or country in which the principal office is situated, except for BMO Financial Corp. and BMO Capital Markets Corp., which are incorporated under the laws of the state of Delaware, United States.

(2) Unless otherwise noted, the bank, either directly or indirectly through its subsidiaries, owns 100% of the outstanding voting shares of each subsidiary.

Significant Restrictions

Our ability to transfer funds between our subsidiaries may be restricted by statutory, contractual, capital and regulatory requirements. Restrictions include:

• Assets pledged as security for various liabilities we incur. Refer to Note 25 for details.
• Assets of our consolidated SEs that are held for the benefit of the note holders. Refer to Note 7 for details.
• Assets held by our insurance subsidiaries. Refer to Note 15 for details.
• Regulatory and statutory requirements that reflect capital and liquidity requirements.
• Funds required to be held with certain central banks, regulatory bodies and counterparties. Refer to Note 2 for details.

Note 28: Related Party Transactions

Related parties include subsidiaries, joint ventures, associates, employee future benefit plans and key management personnel and their close family members. Close family members include spouses, common-law partners and dependent minors. Transactions with our subsidiaries are eliminated on consolidation and are not disclosed as related party transactions.

Key Management Personnel and Their Close Family Members

Key management personnel is defined as those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the members of our Board of Directors (directors) and certain senior executives.

The following table presents the compensation of our key management personnel:

(Canadian $ in millions)	2024	2023
Base salary and incentives	$ 20	$ 22
Post-employment benefits	2	2
Share-based payments (1)	37	49
Total key management personnel compensation	$ 59	$ 73

(1) Amounts included in share-based payments are the fair values of awards granted in the year.

We offer senior executives market interest rates on credit card balances, a fee-based subsidy on annual credit card fees, and a select suite of customer loan and mortgage products at rates normally accorded to preferred customers. As at October 31, 2024, loans and undrawn credit commitments to key management personnel and their close family members totalled $19 million ($16 million as at October 31, 2023). We had no ACL on impaired loans related to these amounts as at October 31, 2024 and 2023.

Directors receive a specified amount of their annual retainer in deferred stock units. Until a director's shareholdings (including deferred stock units) are eleven times greater than their annual retainer, they are required to take 100% of their annual retainer and other fees in the form of either our common shares or deferred stock units. Once the shareholding requirements have been met, directors may elect to receive the remainder of such retainer fees and other remuneration in cash, common shares or deferred stock units.

Directors of our wholly-owned subsidiary, BMO Financial Corp., are required to take a specified minimum amount of their annual retainer and other fees in the form of deferred stock units.

Joint Ventures and Associates

We provide banking services to our joint ventures and associates on the same terms offered to our customers for these services.

The following table presents the carrying amount of our interests in joint ventures and associates accounted for under the equity method, as well as our share of the income of those entities:

(Canadian $ in millions)	Joint ventures		Associates	
	2024	2023	**2024**	2023
Carrying amount	**$ 907**	$ 679	**$ 820**	$ 782
Share of net income	**93**	61	**114**	124

We do not have any joint ventures or associates that are individually material to our consolidated financial statements.

The following table presents transactions with our joint ventures and associates:

(Canadian $ in millions)	**2024**	2023
Loans (1) (2)	**$ 1,864**	$ 1,525
Deposits	**241**	265
Fees paid for services received	**66**	58
Guarantees and commitments	**210**	98

(1) Includes customers' liability under acceptances.
(2) We had no ACL on impaired loans related to these amounts as at October 31, 2024 and 2023.

Where to Find More Information

Corporate Governance

Our website provides information on our corporate governance practices, including our code of conduct, our director independence standards and our board mandate and committee charters.

www.bmo.com/corporategovernance

Management Proxy Circular

Our management proxy circular contains information on our directors, board committee reports and a detailed discussion of our corporate governance practices. It will be published prior to our Annual Meeting in April and will be available on our website.

www.bmo.com/corporategovernance

Stock Exchange Governance Requirements

A summary of the significant ways in which our corporate governance practices differ from the corporate governance practices required for U.S. domestic companies under New York Stock Exchange Listing Standards is posted on our website.

www.bmo.com/corporategovernance

Sustainability Performance

BMO's sustainability reporting suite describes the way we govern, manage, measure and disclose on the environmental, social and governance risks and opportunities related to our business, including those related to climate change. We use various sustainability reporting frameworks and standards for reporting on our sustainability- and climate-related activities, including those issued by regulators, along with other internationally recognized standards such as the Sustainability Accounting Standards Board (SASB) standards and the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD). The *2024 Sustainability Report and Public Accountability Statement* and the *2024 Climate Report* will be available on our website in Spring 2025.

www.bmo.com/corporateresponsibility

Have Your Say

If you have a question you would like to ask at our Annual Meeting, you can submit your question during the webcast. You can also submit a question by writing to the Corporate Secretary at Corporate Secretary's Office, 9th Floor, 1 First Canadian Place, Toronto, ON M5X 1A1, or by emailing corp.secretary@bmo.com.

Shareholders

Contact our Transfer Agent and Registrar for:
· Dividend information
· Change in share registration or address
· Lost certificates
· Estate transfers
· Duplicate mailings
· Direct registration

Computershare Trust Company of Canada
100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1
Email: **service@computershare.com**
www.computershare.com/ca/en

Canada and the United States
Call: **1-800-340-5021** Fax: **1-888-453-0330**

International
Call: **514-982-7800** Fax: **416-263-9394**

Computershare Trust Company, N.A.
Co-Transfer Agent (U.S.)

Computershare Investor Services PLC is the Transfer Agent and Registrar for common shares in Bristol, United Kingdom

Online filing information:

BMO filings in Canada
Canadian Securities Administrators
www.sedar.com

BMO filings in the United States
Securities and Exchange Commission
www.sec.gov/edgar.shtml

For all other shareholder inquiries:

Shareholder Services
BMO Financial Group
Corporate Secretary's Office
9th Floor, 1 First Canadian Place
Toronto, ON M5X 1A1
Email: **corp.secretary@bmo.com**
Call: **416-867-6785**

Institutional Investors and Research Analysts

To obtain additional financial information:

Investor Relations Department
BMO Financial Group
37th Floor, 1 First Canadian Place
Toronto, ON M5X 1A1
Email: **investor.relations@bmo.com**

Employees

For information on BMO's Employee Share Ownership Plan:

Call: **1-877-266-6789**

Printed Copies

To obtain printed copies of the annual report:

Communications and Social Impact Department
Email: **annualreports@bmo.com**
Call: **416-867-7640**

On peut obtenir sur demande un exemplaire en français.
www.bmo.com

Customers

For assistance with your investment portfolio or other financial needs:

BMO Canada
English and French: **1-877-225-5266**
Cantonese and Mandarin: **1-800-665-8800**
Outside Canada and the continental United States:
514-881-3845
TTY service for hearing impaired customers:
1-866-889-0889
www.bmo.com

BMO InvestorLine: 1-888-776-6886
www.bmoinvestorline.com

BMO Nesbitt Burns: 416-359-4000
www.bmonesbittburns.com

BMO U.S.
United States: **1-888-340-2265**
Outside the United States: **1-847-238-2265**
www.bmo.com/en-us/

The following are trademarks owned by other parties:
Evident is a trademark of Evident Insights Ltd; Red Dot is a trademark of Red Dot GmbH & Co. KG; J.D. Power is a trademark of J.D. Power; Global Finance is a trademark of Global Finance Media, Inc.; World Finance is a trademark of World News Media Ltd.; World's Most Ethical Companies is a trademark of Ethisphere LLC; Dow Jones is a trademark of Dow Jones Trademark Holdings LLC; VETS Indexes is a trademark of VETS Indexes LLC.

Shareholder Information

Important Dates

Fiscal Year End **October 31**
Annual Meeting **April 11, 2025 | 9:30 a.m. ET**

Further details will be made available on our website.
www.bmo.com/investorrelations

Reporting Dates

Q1: **February 25, 2025** Q2: **May 28, 2025** Q3: **August 26, 2025** Q4: **December 4, 2025**

2025 Dividend Payment Dates[1]

Common and preferred shares record dates	Common shares payment dates	Preferred shares payment dates[2]
January 30	**February 26**	**February 25**
April 29	**May 27**	**May 26**
July 30	**August 26**	**August 25**
October 30	**November 26**	**November 25**

[1] Subject to approval by the Board of Directors.
[2] The preferred shares series 50 and preferred shares series 52 payment dates are semi-annual on May 26 and November 26, 2025.

The *Bank Act* prohibits a bank from declaring or paying a dividend if it is or would thereby be in contravention of regulations or an order from the Office of the Superintendent of Financial Institutions dealing with adequacy of capital or liquidity. Currently, this limitation does not restrict the payment of dividends on Bank of Montreal's common or preferred shares.

Managing Your Shares

The common shares of Bank of Montreal are listed on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE). The preferred shares of Bank of Montreal are listed on the TSX.

Our Transfer Agent and Registrar
Computershare Trust Company of Canada serves as Transfer Agent and Registrar for common and preferred shares, with transfer facilities in Montreal, Toronto, Calgary and Vancouver. Computershare Investor Services PLC and Computershare Trust Company, N.A. serve as Transfer Agents and Registrars for common shares in Bristol, United Kingdom and Canton, Massachusetts, respectively. See page 207 for contact information.

Reinvesting Your Dividends and Purchasing Additional Common Shares
Through the Shareholder Dividend Reinvestment and Share Purchase Plan, you can reinvest cash dividends from your BMO common shares to purchase additional BMO common shares without paying a commission or service charge. You can also purchase additional common shares in amounts up to $40,000 per fiscal year. Contact Computershare Trust Company of Canada or Shareholder Services for details.



Your vote matters.

Watch for your proxy circular prior to the Annual Meeting in April and remember to vote.

Employee Ownership[3]

78.4% of our Canadian employees participate in the BMO Employee Share Ownership Plan – a clear indication of their commitment to BMO.

[3] As at October 31, 2024.

Credit Ratings
Credit rating information appears on page 95 of this annual report and on our website.
www.bmo.com/creditratings

Direct Deposit
You can choose to have your dividends deposited directly to an account in any financial institution in Canada or the United States that provides electronic funds transfer services.

Personal Information Security
We advise our shareholders to be diligent in protecting their personal information. Details are available on our website.
www.bmo.com/security

Auditors KPMG LLP

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